   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1998

                                                REGISTRATION NO. 333-49915
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

          DELAWARE                           4813                         84-1339282
(STATE OR OTHER JURISDICTION
              OF                 (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
      INCORPORATION OR
        ORGANIZATION)            CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                               1000 QWEST TOWER
                            555 SEVENTEENTH STREET
                            DENVER, COLORADO 80202
                                (303) 291-1400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

             ROBERT S. WOODRUFF, EXECUTIVE VICE PRESIDENT--FINANCE
                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                               1000 QWEST TOWER
                            555 SEVENTEENTH STREET
                            DENVER, COLORADO 80202
                                (303) 291-1400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

    DRAKE S. TEMPEST, ESQ.           PETER S. KOLEVZON, ESQ.          ROBERT E. SPATT, ESQ.
  GREGORY P. PATTI, JR., ESQ.          ELY D. TENDLER, ESQ.           BRIAN M. STADLER, ESQ.
                                    KRAMER, LEVIN, NAFTALIS &
     O'MELVENY & MYERS LLP                   FRANKEL                SIMPSON THACHER & BARTLETT
        CITICORP CENTER                  919 THIRD AVENUE              425 LEXINGTON AVENUE
  153 EAST 53RD STREET, 54TH
             FLOOR                   NEW YORK, NEW YORK 10022     NEW YORK, NEW YORK 10017-3954
 NEW YORK, NEW YORK 10022-4611            (212) 715-9100                  (212) 455-2000
        (212) 326-2000                 (212) 715-8000 (FAX)            (212) 455-2502 (FAX)
     (212) 326-2061 (FAX)

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE AND ALL OTHER CONDITIONS TO THE MERGER CONTEMPLATED BY THE AGREEMENT AND PLAN OF MERGER DATED AS OF MARCH 8, 1998, AS AMENDED, DESCRIBED IN THE ENCLOSED JOINT PROXY STATEMENT/PROSPECTUS HAVE BEEN SATISFIED OR WAIVED.

  If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

LOGO QWEST

                                                              May 13, 1998

To the Stockholders of Qwest Communications International Inc.:

  The Board of Directors cordially invites you to attend a special meeting of stockholders (the "Qwest Special Meeting") of Qwest Communications International Inc. ("Qwest") to be held at 10:00 a.m., local time, on Friday, June 5, 1998, at the Hyatt Regency Denver, Hyatt Conference Center, 1750 Welton Street, Denver, Colorado.

  As described in the enclosed Joint Proxy Statement/Prospectus, at the Qwest Special Meeting you will be asked to consider and vote upon (i) a proposal to approve the issuance of shares of Qwest common stock (the "Qwest Share Issuance") pursuant to an Agreement and Plan of Merger dated as of March 8, 1998, as amended (the "Merger Agreement"), by and among Qwest, a wholly owned subsidiary of Qwest and LCI International, Inc. ("LCI") and (ii) a proposal to amend Qwest's Amended and Restated Certificate of Incorporation to increase the authorized number of shares of Qwest common stock (the "Qwest Certificate Amendment").

  As a result of the merger, each share of common stock of LCI will be converted into the right to receive that number of shares of Qwest common stock that is equal to the "Exchange Ratio." The Exchange Ratio will equal $42.00 divided by the average of the daily volume weighted averages of the trading prices for Qwest common stock for a specified 15 consecutive trading day period prior to the closing of the merger, but will not be less than
1.0625 (if Qwest's average trading price exceeds $39.5294) or, except as described in the following sentence, more than 1.5583 (if Qwest's average trading price is less than $26.9531). If Qwest's average trading price is less than $26.9531, LCI may, but is not required to, terminate the Merger Agreement unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by Qwest's average trading price.

  While the parties expect to complete the merger on June 5, 1998 promptly following the Qwest Special Meeting and the special meeting of LCI stockholders called to consider and vote upon the merger, it is possible that certain regulatory approvals will not be obtained by that date. In such circumstances, the merger may not be completed on June 5, 1998, in which case the Exchange Ratio will not be determined at the time of the Qwest Special Meeting. Therefore, the Exchange Ratio used to determine the actual number of shares of Qwest common stock to be issued in connection with the merger may differ from a calculation of the Exchange Ratio done at the time of the Qwest Special Meeting.

  THE DIRECTORS OF QWEST HAVE UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF QWEST AND ITS STOCKHOLDERS, HAVE APPROVED THE MERGER AGREEMENT, THE MERGER AND THE QWEST CERTIFICATE AMENDMENT AND UNANIMOUSLY RECOMMEND THAT THE STOCKHOLDERS OF QWEST VOTE "FOR" APPROVAL OF THE QWEST SHARE ISSUANCE AND "FOR" APPROVAL OF THE QWEST CERTIFICATE AMENDMENT AT THE QWEST SPECIAL MEETING.

  The merger is conditioned on, among other things, approval by Qwest stockholders of the Qwest Share Issuance. If Qwest elects to increase the Exchange Ratio to more than 1.6951, the consummation of the merger will also require the approval by Qwest stockholders of the Qwest Certificate Amendment (assuming 211,335,531 shares of Qwest common stock, 98,067,750 shares of LCI common stock and 13,232,663 LCI stock options and warrants are outstanding immediately before the effective time of the merger). In connection with the execution of the Merger Agreement, LCI, Philip F. Anschutz, who beneficially owned approximately 83.4% of the issued and outstanding shares of Qwest common stock as of April 29, 1998, and Anschutz Company, a Delaware corporation wholly owned by Mr. Anschutz and the record holder of such shares of Qwest Common Stock, entered into a voting agreement pursuant to which, among other things, Mr. Anschutz has agreed to cause Anschutz Company, and Anschutz Company has agreed, to vote all of such shares in favor of the Qwest Share Issuance and the Qwest Certificate Amendment. Accordingly, it is expected that each of the proposals will be adopted at the Qwest Special Meeting, even if no other Qwest stockholders vote to approve the proposals.

  In order to vote at the Qwest Special Meeting, please either attend the Qwest Special Meeting or complete, sign and date the enclosed proxy card and return it in the accompanying postage-paid envelope.

  Thank you for your continued support.

                                          Sincerely,

                                          /s/ Joseph P. Nacchio
                                          Joseph P. Nacchio
                                          President and Chief Executive
                                           Officer

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD JUNE 5, 1998

To the Stockholders of Qwest Communications International Inc.:

  Notice is hereby given that a Special Meeting of Stockholders (the "Qwest Special Meeting") of Qwest Communications International Inc., a Delaware corporation ("Qwest"), will be held at 10:00 a.m., local time, on Friday, June 5, 1998 at the Hyatt Regency Denver, Hyatt Conference Center, 1750 Welton Street, Denver, Colorado for the following purposes:

    1. To consider and vote upon a proposal to approve the issuance (the "Qwest Share Issuance") of Qwest common stock, par value $.01 per share (the "Qwest Common Stock"), pursuant to an Agreement and Plan of Merger dated as of March 8, 1998, as amended (the "Merger Agreement"), by and among Qwest, Qwest 1998-L Acquisition Corp., a wholly owned subsidiary of Qwest ("Qwest Subsidiary"), and LCI International, Inc. ("LCI").

    2. To consider and vote upon a proposal to amend Qwest's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Qwest Common Stock (the "Qwest Certificate Amendment").

  Pursuant to the Merger Agreement, Qwest Subsidiary will merge with and into LCI (the "Merger"), and LCI will become a wholly owned subsidiary of Qwest. In the Merger, (i) each share of common stock, par value $.01 per share, of LCI will be converted into the right to receive that number of shares of Qwest Common Stock equal to the "Exchange Ratio." The Exchange Ratio will equal $42.00 divided by the average of the daily volume weighted averages of the trading prices for Qwest Common Stock for a specified 15 consecutive trading day period prior to the closing of the Merger (the "Average Price"), but will not be less than 1.0625 (if the Average Price exceeds $39.5294) or, except as described in the following sentence, more than 1.5583 (if the Average Price is less than $26.9531). If the Average Price is less than $26.9531, LCI may, but is not required to, terminate the Merger Agreement, unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by the Average Price.

  While the parties expect to complete the Merger on June 5, 1998 promptly following the Qwest Special Meeting and the special meeting of LCI stockholders called to consider and vote upon the Merger, it is possible that certain regulatory approvals will not be obtained by that date. In such circumstances, the Merger may not be completed on June 5, 1998, in which case the Exchange Ratio will not be determined at the time of the Qwest Special Meeting. Therefore, the Exchange Ratio used to determine the actual number of shares of Qwest Common Stock to be issued in connection with the Merger may differ from a calculation of the Exchange Ratio done at the time of the Qwest Special Meeting.

  Only stockholders of record at the close of business on April 29, 1998 are entitled to notice of and to vote at the Qwest Special Meeting or any adjournment or postponement thereof. The Merger is conditioned on, among other things, approval by Qwest stockholders of the Qwest Share Issuance. If Qwest elects to increase the Exchange Ratio to more than 1.6951, the consummation of the Merger will also require the approval by Qwest stockholders of the Qwest Certificate Amendment (assuming 211,335,531 shares of Qwest Common Stock, 98,067,750 shares of LCI common stock and 13,232,663 LCI stock options and warrants are outstanding immediately before the effective time of the Merger). In connection with the execution of the Merger Agreement, LCI, Philip F. Anschutz, who beneficially owned approximately 83.4% of the issued and outstanding shares of Qwest Common Stock as of April 29, 1998, and Anschutz Company, a Delaware corporation wholly owned by Mr. Anschutz and the record holder of such shares of Qwest Common Stock, entered into a voting agreement pursuant to which, among other things, Mr. Anschutz has agreed to cause Anschutz Company, and Anschutz Company has agreed, to vote all of such shares in favor of the Qwest Share Issuance and the Qwest Certificate Amendment. Accordingly, it is expected that each of the proposals will be adopted at the Qwest Special Meeting, even if no other Qwest stockholders vote to approve the proposals.

  The accompanying Joint Proxy Statement/Prospectus sets forth, or incorporates by reference, information, including financial information, relating to Qwest and LCI and describes the terms and conditions of the Merger Agreement, the Merger, the Qwest Share Issuance and the Qwest Certificate Amendment. Please carefully review these materials before completing the enclosed proxy card.

  WHETHER OR NOT YOU EXPECT TO ATTEND THE QWEST SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE QWEST SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS.

                                          By Order of the Board of Directors

                                          /s/ Joseph T. Garrity
                                          Joseph T. Garrity
                                          Secretary

Denver, Colorado

May 13, 1998

                                                              May 13, 1998
LOGO LIC INTERNATIONAL

To the Stockholders of LCI International, Inc.:

  On March 8, 1998, the Board of Directors of LCI International, Inc. ("LCI") approved, and LCI entered into, a merger agreement with Qwest Communications International Inc. ("Qwest"). The Board of Directors of LCI is seeking your vote for approval of this important transaction.

  If the merger is effected, LCI will become a subsidiary of Qwest and LCI stockholders will become stockholders of Qwest. As more fully set forth in the accompanying document, in the merger, each share of LCI's common stock will be converted into the right to receive that number of shares of Qwest common stock that is equal to the "Exchange Ratio." The Exchange Ratio will equal $42.00 divided by the average of the daily volume weighted averages of the trading prices for Qwest common stock for a specified 15 consecutive trading day period prior to the closing of the merger, but will not be less than
1.0625 (if Qwest's average trading price exceeds $39.5294) or, except as described in the following sentence, more than 1.5583 (if Qwest's average trading price is less than $26.9531). If Qwest's average trading price is less than $26.9531, LCI may, but is not required to, terminate the merger agreement unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by Qwest's average trading price.

  As an LCI stockholder, you are being asked, at a special meeting of LCI's stockholders, to approve the merger of a wholly owned subsidiary of Qwest into LCI and to adopt the merger agreement. THE BOARD OF DIRECTORS OF LCI HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE IN YOUR BEST INTERESTS AND THE BEST INTERESTS OF LCI, HAS APPROVED (AND SUBSEQUENTLY UNANIMOUSLY RATIFIED) THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE MERGER AND THE ADOPTION OF THE MERGER AGREEMENT. You can find the full text of the merger agreement at the back of this document in Exhibit A.

  The Exchange Ratio will not be determined until shortly before the merger is completed and may not be determined at the time of the special meeting. You may call 888-339-9805 anytime after May 18, 1998 until the consummation of the merger to hear a tape recorded message stating what the average trading price of Qwest common stock and the Exchange Ratio would be if they were determined on the date of your call.

  Whether or not you plan to attend the special meeting, please take the time to vote on the merger proposal submitted to LCI's stockholders by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the merger. If you fail to return a properly executed proxy card it will have the same effect as a vote AGAINST the merger. YOUR VOTE IS VERY IMPORTANT.

  The date, time and place of the special meeting is:

  Friday, June 5, 1998

  10:30 a.m., local time

  LCI's Operations Center

  4650 Lakehurst Court

  Dublin, Ohio

  This document provides you with detailed information about the proposed merger. I encourage you to read this entire document carefully. Should you have any questions about the merger, please contact Investor Relations at 800-555-2124.

Sincerely,

/s/ H. Brian Thompson
Chairman of the Board and Chief Executive Officer

                8180 Greensboro Drive  .  McLean, VA 22102

                            LCI INTERNATIONAL, INC.
                       8180 GREENSBORO DRIVE, SUITE 800
                               MCLEAN, VA 22102

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                               ----------------

  Notice is hereby given that a Special Meeting of Stockholders (the "LCI Special Meeting") of LCI International, Inc. ("LCI") will be held at 10:30 a.m., local time, on Friday, June 5, 1998 at LCI's Operations Center, 4650 Lakehurst Court, Dublin, Ohio to consider and vote on a proposal to approve the merger of LCI with Qwest 1998-L Acquisition Corp. ("Qwest Subsidiary"), a wholly owned subsidiary of Qwest Communications International Inc. ("Qwest"), and to adopt the Agreement and Plan of Merger dated as of March 8, 1998, as amended (the "Merger Agreement"), relating thereto. A copy of the Merger Agreement is set forth as Exhibit A to the Joint Proxy Statement/Prospectus accompanying this notice.

  Pursuant to the Merger Agreement, Qwest Subsidiary will merge with and into LCI (the "Merger"), and LCI will become a wholly owned subsidiary of Qwest. In the Merger, (i) each share of common stock, par value $.01 per share, of LCI will be converted into the right to receive that number of shares of Qwest common stock, par value $.01 per share (the "Qwest Common Stock"), equal to the "Exchange Ratio." The Exchange Ratio will equal $42.00 divided by the average of the daily volume weighted averages of the trading prices for Qwest Common Stock for a specified 15 consecutive trading period prior to the closing of the Merger (the "Average Price"), but will not be less than 1.0625 (if the Average Price exceeds $39.5294) or, except as described in the following sentence, more than 1.5583 (if the Average Price is less than $26.9531). If the Average Price is less than $26.9531, LCI may, but is not required to, terminate the Merger Agreement, unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by the Average Price.

  Only holders of LCI Common Stock of record at the close of business on May 4, 1998 are entitled to notice of and to vote at the LCI Special Meeting or any adjournment or postponement thereof.

  The accompanying Joint Proxy Statement/Prospectus sets forth, or incorporates by reference, information, including financial information, relating to LCI and Qwest and describes the terms and conditions of the Merger and the Merger Agreement. Please carefully review these materials before completing the enclosed proxy card.

                                          By Order of the Board of Directors

                                          /s/ James D. Heflinger

                                          James D. Heflinger
                                          Secretary

McLean, Virginia

May 13, 1998

                                   IMPORTANT

  WHETHER OR NOT YOU EXPECT TO ATTEND THE LCI SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE RETURN POSTAGE-PAID ENVELOPE PROVIDED TO BE RECEIVED NO LATER THAN JUNE 4, 1998. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO LCI OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN MAILING IN YOUR PROXY CARD PROMPTLY.

LOGO                                                                       LOGO
QWEST COMMUNICATIONS INTERNATIONAL INC.                 LCI INTERNATIONAL, INC.

                             JOINT PROXY STATEMENT
                                      FOR
                       SPECIAL MEETINGS OF STOCKHOLDERS

                        TO BE HELD ON JUNE 5, 1998

                                ---------------
                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                                  PROSPECTUS

  This Joint Proxy Statement/Prospectus is being furnished to holders (the "LCI Stockholders") of shares of common stock, par value $.01 per share (including the associated preferred stock purchase rights (the "Rights"), the "LCI Common Stock"), of LCI International, Inc., a Delaware corporation (together with its subsidiaries, "LCI"), in connection with the solicitation of proxies by the LCI board of directors (the "LCI Board") for use at the special meeting of LCI Stockholders to be held on Friday, June 5, 1998 at 10:30 a.m., local time, at LCI's Operations Center, 4650 Lakehurst Court, Dublin, Ohio and at any adjournment or postponement thereof (the "LCI Special Meeting").

  This Joint Proxy Statement/Prospectus is also being furnished to holders (the "Qwest Stockholders") of shares of common stock, par value $.01 per share (the "Qwest Common Stock"), of Qwest Communications International Inc., a Delaware corporation (together with its subsidiaries, "Qwest"), in connection with the solicitation of proxies by the Qwest board of directors (the "Qwest Board") for use at the special meeting of Qwest Stockholders to be held on Friday, June 5, 1998 at 10:00 a.m., local time, at the Hyatt Regency Denver, Hyatt Conference Center, 1750 Welton Street, Denver, Colorado and at any adjournment or postponement thereof (the "Qwest Special Meeting," and together with the LCI Special Meeting, the "Special Meetings").

  The LCI Special Meeting has been called to consider and vote upon a proposal to approve the Merger (as defined below) and adopt the Agreement and Plan of Merger dated as of March 8, 1998, as amended by the First Amendment to the Agreement and Plan of Merger (the "Merger Agreement"), among Qwest, Qwest 1998-L Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Qwest ("Qwest Subsidiary"), and LCI. A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Exhibit A and is incorporated herein by reference.

  The Qwest Special Meeting has been called to consider and vote upon (i) a proposal to approve the issuance of shares of Qwest Common Stock to LCI Stockholders (the "Qwest Share Issuance") pursuant to the Merger Agreement and
(ii) a proposal to amend Qwest's Amended and Restated Certificate of Incorporation (the "Qwest Certificate of Incorporation") to increase the number of authorized shares of Qwest Common Stock from 400,000,000 shares to 600,000,000 shares (the "Qwest Certificate Amendment").

  Pursuant to the Merger Agreement, Qwest Subsidiary will merge with and into LCI (the "Merger"), and LCI (the "Surviving Corporation") will become a wholly owned subsidiary of Qwest. Subject to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each outstanding share of LCI Common Stock will be converted into the right to receive that number of shares of Qwest Common Stock equal to the "Exchange Ratio." The Exchange Ratio will equal $42.00 divided by the average of the daily volume weighted averages of the trading prices for Qwest Common Stock for a specified 15 consecutive trading day period prior to the closing of the Merger (the "Average Price"), but will not be less than 1.0625 (if the Average Price exceeds $39.5294) or, except as described in the following sentence, more than
1.5583 (if the Average Price is less than $26.9531). If the Average Price is less than $26.9531, LCI may, but is not required to, terminate the Merger Agreement unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by the Average Price. See "PLAN OF MERGER--Terms of the Merger Agreement--Conversion of LCI Common Stock in the Merger."

  While the parties expect the closing of the Merger (the "Closing") to occur on June 5, 1998 promptly following the Special Meetings, it is possible that certain regulatory approvals will not be obtained by that date. In such circumstances, the Closing may not occur on June 5, 1998, in which case the Exchange Ratio will not be determined at the time of the Special Meetings. Therefore, the Exchange Ratio used to determine the actual number of shares of Qwest Common Stock to be issued in connection with the Merger may differ from a calculation of the Exchange Ratio done at the time of the Special Meetings. Interested parties may call 888-339-9805 anytime after May 18, 1998 until the consummation of the Merger to hear a tape recorded message stating what the Average Price and the Exchange Ratio would be if they were determined on the date of the call.
                                                       (continued on next page)

                                ---------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 25 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY LCI STOCKHOLDERS AND QWEST STOCKHOLDERS IN EVALUATING THE PROPOSALS TO BE VOTED UPON AT THE LCI SPECIAL MEETING AND THE QWEST SPECIAL MEETING, RESPECTIVELY.

                                ---------------

 THE SECURITIES ISSUABLE IN THE  MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED
   BY  THE  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES
     COMMISSION,  NOR HAS THE SECURITIES  AND EXCHANGE COMMISSION  OR ANY
       STATE  SECURITIES   COMMISSION  PASSED  UPON  THE   ACCURACY  OR
         ADEQUACY  OF  THIS  JOINT  PROXY  STATEMENT/PROSPECTUS.  ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to LCI Stockholders and Qwest Stockholders on or about May 13, 1998.

    THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS MAY 13, 1998

  (continued from cover page)

  THE LCI BOARD UNANIMOUSLY RECOMMENDS THAT LCI STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AND THE ADOPTION OF THE MERGER AGREEMENT AT THE LCI SPECIAL MEETING. THE QWEST BOARD UNANIMOUSLY RECOMMENDS THAT QWEST STOCKHOLDERS VOTE "FOR" APPROVAL OF THE QWEST SHARE ISSUANCE AND THE QWEST CERTIFICATE AMENDMENT AT THE QWEST SPECIAL MEETING.

  Consummation of the Merger is subject to certain conditions, including (i) approval of the Qwest Share Issuance by the affirmative vote of a majority of the total votes cast at the Qwest Special Meeting and (ii) approval of the Merger and adoption of the Merger Agreement by the affirmative vote of a majority of the outstanding shares of LCI Common Stock entitled to vote thereon. If Qwest elects to increase the Exchange Ratio to more than 1.6951 (assuming 211,335,531 shares of Qwest Common Stock, 98,067,750 shares of LCI Common Stock and 13,232,663 LCI stock options and warrrants are outstanding immediately before the Effective Time), the consummation of the Merger will also require the approval by the Qwest Stockholders of the Qwest Certificate Amendment by the affirmative vote of a majority of the outstanding shares of Qwest Common Stock entitled to vote thereon at the Qwest Special Meeting. Each share of Qwest Common Stock and each share of LCI Common Stock is entitled to one vote at the Qwest Special Meeting and the LCI Special Meeting, respectively.

  In connection with the execution of the Merger Agreement, LCI, Philip F. Anschutz, the beneficial owner of approximately 173,000,000 shares (the "Anschutz Shares") of Qwest Common Stock, and Anschutz Company, a Delaware corporation wholly owned by Mr. Anschutz and the record holder of the Anschutz Shares ("Anschutz Company"), entered into a voting agreement (the "Voting Agreement") pursuant to which, among other things, Mr. Anschutz has agreed to cause Anschutz Company, and Anschutz Company has agreed, to vote the Anschutz Shares in favor of the Qwest Share Issuance and the Qwest Certificate Amendment at the Qwest Special Meeting. Because the affirmative vote of the Anschutz Shares (which constitute approximately 83.4% of the outstanding shares of Qwest Common Stock as of April 29, 1998) is sufficient to approve the Qwest Share Issuance and the Qwest Certificate Amendment, it is expected that each of such proposals will be adopted at the Qwest Special Meeting, even if no other Qwest Stockholder votes to approve the proposals. See "PLAN OF MERGER--The Voting Agreement." A copy of the Voting Agreement is attached to this Joint Proxy Statement/Prospectus as Exhibit B and is incorporated herein by reference.

  ALL INFORMATION CONCERNING QWEST CONTAINED IN THIS JOINT PROXY
STATEMENT/PROSPECTUS HAS BEEN FURNISHED BY QWEST AND ALL INFORMATION CONCERNING LCI CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN FURNISHED BY LCI.

                             AVAILABLE INFORMATION

  LCI and Qwest are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information relating to the public reference rooms. Copies of such information may be obtained at the prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding LCI and Qwest. LCI Common Stock is traded on the New York Stock Exchange (the "NYSE"), and Qwest Common Stock is traded on the Nasdaq National Market. Material filed by LCI may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and material filed by Qwest may also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

  THIS JOINT PROXY STATEMENT/PROSPECTUS IS PART OF A REGISTRATION STATEMENT ON FORM S-4 (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, THE "REGISTRATION STATEMENT") FILED BY QWEST PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), IN CONNECTION WITH THE QWEST SHARE ISSUANCE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT, CERTAIN PARTS OF WHICH ARE OMITTED IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE COMMISSION. THE REGISTRATION STATEMENT AND ANY AMENDMENTS THERETO, INCLUDING EXHIBITS FILED AS A PART THEREOF, ALSO ARE AVAILABLE FOR INSPECTION AND COPYING AS SET FORTH ABOVE. STATEMENTS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR IN ANY DOCUMENT INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AS TO THE CONTENTS OF ANY CONTRACT OR OTHER DOCUMENT REFERRED TO HEREIN OR THEREIN ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE REFERENCE IS MADE TO THE COPY OF SUCH CONTRACT OR OTHER DOCUMENT FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT, EACH SUCH STATEMENT BEING QUALIFIED IN ALL RESPECTS BY SUCH REFERENCE.

  No person is authorized to give any information or to make any representations with respect to the matters described in this Joint Proxy Statement/Prospectus other than those contained herein or in the documents incorporated by reference herein. Any information or representations with respect to such matters not contained herein or therein must not be relied upon as having been authorized by Qwest or LCI. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Qwest or LCI since the date hereof or that the information in this Joint Proxy Statement/Prospectus or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof.

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  This Joint Proxy Statement/Prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that include, among others, (i) statements by Qwest or LCI, as the case may be, concerning (a) the benefits expected to result from the Merger, including, without limitation, synergies in the form of increased revenues, decreased expenses and avoided expenses and expenditures that are expected to be realized by Qwest and LCI together after the closing of the Merger and (b) the complementary nature of LCI's customer and marketing base and operational systems and the Qwest Network, (ii) Qwest's plans to complete the Qwest Network (as defined herein), (iii) Qwest's expectations as to funding Qwest's capital requirements, (iv) Qwest's anticipated expansion of

Carrier Services and Commercial Services (each as defined herein) and (v) other statements by Qwest or LCI, as the case may be, of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. The managements of Qwest and LCI, respectively, caution the reader that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory environment, and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. Such risks and uncertainties include those risks, uncertainties and risk factors identified, among other places, under "RISK FACTORS," "PLAN OF MERGER-- Recommendation of the Qwest Board; Qwest's Reasons for the Merger," "PLAN OF MERGER--Recommendation of the LCI Board; LCI's Reasons for the Merger," "LCI'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The most important factors that could prevent Qwest or LCI, as the case may be, from achieving its stated goals include, but are not limited to, (a) failure by Qwest and LCI to consummate the Merger on a timely basis or at all, (b) failure by Qwest to manage effectively, cost efficiently and on a timely basis the construction of the Qwest Network route segments, (c) failure by Qwest to enter into additional customer contracts to sell dark fiber or provide high-volume capacity and otherwise expand its telecommunications customer base on the Qwest Network,
(d) failure by Qwest to obtain and maintain all necessary rights-of-way, (e) intense competition in Qwest's and LCI's carrier services and commercial services markets and in LCI's residential services markets, (f) the potential for rapid and significant changes in technology and their effect on Qwest's and/or LCI's operations, (g) operating and financial risks related to managing rapid growth and integrating acquired businesses, (h) adverse changes in the regulatory environment affecting Qwest and/or LCI, (i) risks of being highly leveraged and sustaining operating cash deficits and (j) if the Merger is consummated, failure by Qwest to integrate the respective operations of Qwest and LCI or to achieve the synergies expected from the Merger.

  The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by LCI or Qwest or persons acting on its or their behalf. Neither LCI nor Qwest undertakes any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   i
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS..........................   i
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1
SUMMARY...................................................................   4
THE COMPANIES.............................................................   4
  LCI International, Inc..................................................   4
  Qwest Communications International Inc..................................   4
LCI SPECIAL MEETING.......................................................   5
  Date, Time and Place....................................................   5
  Purpose of the LCI Special Meeting......................................   5
  Recommendation of the LCI Board.........................................   5
  Opinion of LCI's Financial Advisor......................................   5
  Vote Required for Approval and Related Matters..........................   6
QWEST SPECIAL MEETING.....................................................   6
  Date, Time and Place....................................................   6
  Purposes of the Qwest Special Meeting...................................   6
  Recommendation of the Qwest Board.......................................   7
  Opinion of Qwest's Financial Advisor....................................   7
  Vote Required for Approval and Related Matters..........................   7
RISK FACTORS..............................................................   8
PLAN OF MERGER............................................................   8
  The Merger Agreement....................................................   8
  Regulatory Approvals....................................................  14
  Accounting Treatment of the Merger......................................  14
  Certain Federal Income Tax Consequences.................................  14
  No Appraisal Rights.....................................................  14
COMPARATIVE PER SHARE DATA................................................  15
COMPARATIVE MARKET PRICE INFORMATION......................................  16
SELECTED HISTORICAL AND UNAUDITED PRO FORMA
 CONDENSED COMBINED FINANCIAL DATA........................................  17
LCI SPECIAL MEETING.......................................................  21
  Date, Time, Place and Purpose...........................................  21
  Record Date; Shares Entitled to Vote....................................  21
  Quorum; Vote Required...................................................  21
  Proxies.................................................................  21
QWEST SPECIAL MEETING.....................................................  23
  Date, Time, Place and Purpose...........................................  23
  Record Date; Shares Entitled to Vote....................................  23
  Quorum; Vote Required...................................................  23
  Proxies.................................................................  24
RISK FACTORS..............................................................  25
  Uncertainties in Integrating Qwest and LCI and Realizing Merger
   Benefits...............................................................  25
  Uncertainty of Value of Qwest Common Stock Received in the Merger.......  25
  Tax Treatment...........................................................  25
  Interests of Certain Persons in the Merger..............................  26
  Risks Related to Completing the Qwest Network; Increasing Traffic
   Volume.................................................................  26
  Operating Losses and Working Capital Deficits...........................  26
  High Leverage; Ability to Service Indebtedness..........................  26
  Risk Relating to the Renegotiation of LCI Debt..........................  27

                                                                           PAGE
                                                                           ----
  Competition.............................................................  28
  Dependence on Significant Customers.....................................  28
  Managing Rapid Growth...................................................  29
  Pricing Pressures and Industry Capacity.................................  29
  Rapid Technological Changes.............................................  30
  Need to Obtain and Maintain Rights-of-Way...............................  30
  Regulation Risks........................................................  30
  Reliance on Key Personnel...............................................  31
  Concentration of Voting Power; Potential Conflicts of Interest..........  31
  Anti-Takeover Provisions................................................  31
  Dividend Policy; Restriction on Payment of Dividends....................  32
  Possible Volatility of Stock Price......................................  32
  Shares Eligible for Future Sale.........................................  32
PLAN OF MERGER............................................................  34
  Background of the Merger................................................  34
  Recommendation of the LCI Board; LCI's Reasons for the Merger...........  39
  Opinion of LCI's Financial Advisor......................................  41
  Recommendation of the Qwest Board; Qwest's Reasons for the Merger.......  46
  Opinion of Qwest's Financial Advisor....................................  48
  Terms of the Merger Agreement...........................................  52
  Certain Federal Income Tax Consequences.................................  66
  Accounting Treatment of the Merger......................................  67
  Regulatory Approvals....................................................  67
  No Appraisal Rights.....................................................  67
  The Voting Agreement....................................................  67
  Interests of Certain Persons in the Merger..............................  68
  Federal Securities Law Consequences.....................................  70
  Litigation..............................................................  71
THE QWEST SHARE ISSUANCE AND THE QWEST CERTIFICATE AMENDMENT..............  73
  Reason for Qwest Stockholder Vote.......................................  73
  Required Vote...........................................................  73
INDUSTRY OVERVIEW.........................................................  74
  General.................................................................  74
  Long Distance Network Services..........................................  75
  Telecommunications Technology...........................................  75
  Telecommunications Markets..............................................  75
BUSINESS OF LCI...........................................................  77
  Telecommunications Services.............................................  77
  Targeted Service Offerings..............................................  77
  Acquisitions............................................................  79
  Facilities Expansion....................................................  79
  Legislative Matters.....................................................  79
  Regulatory Matters......................................................  80
  Employees...............................................................  83
  Properties..............................................................  83
  Legal Proceedings.......................................................  83
SELECTED HISTORICAL FINANCIAL DATA OF LCI.................................  84
LCI'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................  85
  Industry Environment....................................................  85
  Industry Structure......................................................  85

                                                                           PAGE
                                                                           ----
  General--Results of Operations..........................................  86
  Results of Operations for the Three Months Ended March 31, 1998 as
   Compared to the Three Months Ended March 31, 1997......................  86
  Results of Operations for the Year Ended December 31, 1997 as Compared
   to the Year Ended December 31, 1996....................................  87
  Operating Expenses and Operating Income.................................  89
  Liquidity and Capital Resources.........................................  91
MANAGEMENT OF LCI.........................................................  93
COMPENSATION OF LCI'S EXECUTIVE OFFICERS..................................  94
  Executive Compensation..................................................  94
  Option Grants in 1997...................................................  95
  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End
   Option Values..........................................................  95
  Employment Contracts, Termination of Employment And Change-In-Control
   Arrangements...........................................................  96
SECURITY OWNERSHIP OF LCI MANAGEMENT AND OTHERS...........................  97
BUSINESS OF QWEST.........................................................  98
  Recent Developments.....................................................  98
  Opportunities...........................................................  99
  Strategy................................................................ 101
  The Qwest Network....................................................... 102
  Significant Customers................................................... 104
  Carrier Services........................................................ 104
  Commercial Services..................................................... 106
  Network Construction Services........................................... 107
  Sales and Marketing..................................................... 108
  Competition............................................................. 108
  Regulatory Matters...................................................... 110
  Properties.............................................................. 115
  Employees............................................................... 116
  Legal Proceedings....................................................... 116
SELECTED HISTORICAL FINANCIAL DATA OF QWEST............................... 117
QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.................................................... 118
  Overview................................................................ 118
  Results of Operations................................................... 119
  Liquidity and Capital Resources......................................... 124
  Year 2000............................................................... 126
  Inflation............................................................... 126
MANAGEMENT OF QWEST....................................................... 127
  Directors and Executive Officers........................................ 127
  Other Management........................................................ 127
  Board of Directors Meetings and Committees.............................. 131
COMPENSATION OF QWEST'S DIRECTORS AND EXECUTIVE OFFICERS.................. 132
  Director Compensation................................................... 132
  Executive Compensation.................................................. 132
  Stock Option Grants..................................................... 134
  Option Exercises and Holdings........................................... 134
  Growth Share Plan....................................................... 135
  Equity Incentive Plan................................................... 135
  Employment Contracts and Termination of Employment and Change-In-Control
   Arrangements........................................................... 139
  Compensation Committee Interlocks and Insider Participation............. 142
PRINCIPAL QWEST STOCKHOLDER............................................... 143

                                                                            PAGE
                                                                            ----

CERTAIN QWEST TRANSACTIONS.................................................. 143
BENEFICIAL OWNERSHIP OF QWEST COMMON STOCK.................................. 145
DESCRIPTION OF QWEST CAPITAL STOCK.......................................... 146
  Authorized and Outstanding Capital Stock.................................. 146
  Common Stock.............................................................. 146
  Authorized Qwest Preferred Stock.......................................... 146
  Certain Charter and Statutory Provisions.................................. 147
  Transfer Agent and Registrar.............................................. 147
COMPARATIVE MARKET PRICE INFORMATION........................................ 148
COMPARATIVE RIGHTS OF QWEST STOCKHOLDERS AND LCI STOCKHOLDERS............... 149
  Comparison of the Organizational Documents................................ 149
  LCI Rights Agreement...................................................... 151
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS........................... 153
LEGAL OPINION............................................................... 159
TAX OPINIONS................................................................ 159
EXPERTS..................................................................... 159
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................. F-1
GLOSSARY.................................................................... G-1
EXHIBIT A--MERGER AGREEMENT................................................. A-1
EXHIBIT B--VOTING AGREEMENT................................................. B-1
EXHIBIT C--OPINION OF SALOMON SMITH BARNEY.................................. C-1
EXHIBIT D--OPINION OF LEHMAN BROTHERS INC................................... D-1

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY HAVE QWEST AND LCI PROPOSED THAT QWEST AND LCI MERGE?

A: Qwest is a facilities-based provider of multimedia communications services to interexchange carriers and other communications entities and to businesses and consumers, and it constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use. LCI is the nation's sixth largest long distance carrier (based upon presubscribed telephone lines as reported by the Federal Communications Commission) and provides a wide array of worldwide voice and data transmission services to businesses, residential customers and other carriers through its fiber optic network. For the two companies, the Merger is an attractive strategic combination. In particular, Qwest and LCI believe that LCI's established base of customers, particularly in the voice transmission segment of the market, operating systems and software, and experienced sales and customer service staff strategically complement Qwest, which expects to continue to develop products for the data transmission, multimedia and long haul voice capacity segments of the market and which is expected to benefit from the cost advantages and capacity derived from its ownership of the state-of-the-art Qwest Network. The Qwest Network is expected to be completed in 1999.

  For LCI Stockholders, the Merger will improve stockholder value by providing the LCI Stockholders with a premium over historic market value for their shares in a generally tax free exchange. After the Merger, Qwest Stockholders (including the former LCI Stockholders who will become Qwest Stockholders in the Merger) will benefit because the combined company will have greater resources, is expected to incur fewer total costs and expenditures than Qwest and LCI expected to incur separately to execute their respective business plans and is expected to produce a stronger competitor than either company would be on a stand-alone basis.

  For a more detailed discussion of the reasons for the Merger, see "PLAN OF MERGER--Recommendation of the Qwest Board; Qwest's Reasons for the Merger" and "--Recommendation of the LCI Board; LCI's Reasons for the Merger." Achieving the anticipated benefits of the Merger is subject to certain risks, as discussed under "RISK FACTORS" and "INFORMATION REGARDING FORWARD-LOOKING STATEMENTS."

Q: WHAT WILL HAPPEN TO THE STOCK OF LCI IN THE MERGER?

A: In the Merger, LCI Stockholders will receive shares of Qwest Common Stock in exchange for their shares of LCI Common Stock. The Exchange Ratio will depend on the average trading price of Qwest Common Stock on the Nasdaq National Market over a specified 15 consecutive trading day period prior to the Merger, as described below. Cash will be paid instead of the distribution of fractional shares of Qwest Common Stock.

Q: HOW IS THE EXCHANGE RATIO DETERMINED?

A: The Exchange Ratio has been designed to give LCI Stockholders shares of Qwest Common Stock having a value of $42.00 for each of their shares of LCI Common Stock, subject to certain exceptions. The value of the shares of Qwest Common Stock for this purpose is deemed to be the average of the daily volume weighted averages of the trading prices of Qwest Common Stock on the Nasdaq National Market over the 15 consecutive trading days ending on the trading day immediately preceding the date (the "Determination Date") on which all of the conditions to the closing of the Merger set forth in the Merger Agreement (other than conditions that, by their terms, cannot be satisfied until the date on which the Closing occurs (the "Closing Date")) have been satisfied or waived (the "Average Price").

  If the Average Price is between $26.9531 and $39.5294 (approximately 26% below and 8% above $36.50, the closing price of Qwest Common Stock on March 6, 1998, the last trading day prior to the signing of the Merger Agreement), the Exchange Ratio will be set between 1.5583 and 1.0625, so that LCI Stockholders will receive shares of Qwest Common Stock having a value of $42.00 (based upon the Average Price) for each share of LCI Common Stock.

  If the Average Price is greater than $39.5294, the Exchange Ratio will be set at 1.0625, so that the value to be received by LCI Stockholders for each share of LCI Common Stock (based upon the Average Price) will be greater than $42.00 as the Average Price increases above $39.5294 per share.

  If the Average Price is less than $26.9531, the Exchange Ratio will be set at 1.5583, so that the value to be received by LCI Stockholders for each share of LCI Common Stock (based upon the Average Price) will be less than $42.00 as the Average Price decreases below $26.9531 per share. In such event, LCI may, but is not required to, terminate the Merger Agreement unless Qwest agrees to increase the Exchange Ratio so that LCI Stockholders will receive shares of Qwest Common Stock having a value equal to $42.00 (based upon the Average Price) for each share of LCI Common Stock.

  The Average Price, calculated by assuming that May 13, 1998 was the Determination Date, would have been $37.9847. Accordingly, should the Average Price actually used in calculating the Exchange Ratio equal this price, the Exchange Ratio would be 1.1057 and LCI Stockholders would receive shares of Qwest Common Stock having a value of $42.00 (based on such Average Price) for each share of LCI Common Stock.

  For a table setting forth the Exchange Ratio and illustrative values of Qwest Common Stock (based upon the Average Price) to be received by LCI Stockholders at various Average Prices, see "PLAN OF MERGER--Terms of the Merger Agreement--Table of Illustrative Values of Merger Consideration" on page 53 herein. The values of the Qwest Common Stock shown in the table are illustrative only and do not represent the actual amount per share of LCI Common Stock that might be realized by any LCI Stockholder on or after the Closing Date. The amount any LCI Stockholder will be able to realize upon the sale in the market of the Qwest Common Stock received by such LCI Stockholder in the Merger will depend upon the market price per share of Qwest Common Stock at the time of sale.

Q: HOW WILL STOCKHOLDERS KNOW WHAT THE ACTUAL EXCHANGE RATIO IS?

A: Interested parties can call toll free 888-339-9805 at anytime after May 18, 1998 to hear a tape recorded message stating what the Average Price and the Exchange Ratio would be on the date of the call, assuming that such date were the Determination Date. The Determination Date is expected to be the date of the Special Meetings (since the adoption of the Merger Agreement by the LCI Stockholders at the LCI Special Meeting and the approval of the Qwest Share Issuance by the Qwest Stockholders at the Qwest Special Meeting are conditions to the closing of the Merger), subject to the receipt of certain regulatory approvals.

Q: WHEN WILL THE MERGER TAKE EFFECT?

A: Qwest and LCI expect that the Merger will become effective promptly after the LCI Stockholders adopt the Merger Agreement at the LCI Special Meeting and after the Qwest Stockholders approve the Qwest Share Issuance and, if necessary, the Qwest Certificate Amendment at the Qwest Special Meeting, provided that the necessary regulatory approvals for the Merger have been obtained. The Special Meetings are each scheduled for June 5, 1998.

Q: WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER FOR THE LCI
   STOCKHOLDERS?

A: The receipt of shares of Qwest Common Stock in the Merger generally will be tax free to the LCI Stockholders; however, an LCI Stockholder may be required to pay taxes on cash received in lieu of fractional shares of Qwest Common Stock. For a detailed discussion of the tax consequences of the Merger, see "RISK FACTORS--Tax Treatment" and "PLAN OF MERGER--Certain Federal Income Tax Consequences."

Q: WILL STOCKHOLDERS HAVE APPRAISAL RIGHTS?

A: No. Neither LCI Stockholders nor Qwest Stockholders will have any appraisal rights as a result of the Merger.

Q: WHAT SHOULD STOCKHOLDERS DO NOW?

A: LCI Stockholders and Qwest Stockholders should mail their signed and dated proxy card in the enclosed envelope as soon as possible, so that their shares will be represented at the LCI Special Meeting and the Qwest Special Meeting, respectively. THE LCI BOARD UNANIMOUSLY RECOMMENDS THAT LCI STOCKHOLDERS VOTE IN FAVOR OF THE APPROVAL OF THE MERGER AND THE ADOPTION OF THE MERGER AGREEMENT. THE QWEST BOARD UNANIMOUSLY RECOMMENDS THAT QWEST STOCKHOLDERS VOTE IN FAVOR OF THE APPROVAL OF THE QWEST SHARE ISSUANCE AND THE QWEST CERTIFICATE AMENDMENT. After the Merger is completed, LCI Stockholders will receive written instructions for exchanging their share certificates. LCI Stockholders should not send in their certificates at this time or with their proxies and should continue to hold their share certificates until they receive such instructions.

Q: CAN STOCKHOLDERS CHANGE THEIR VOTE AFTER THEY HAVE MAILED IN A SIGNED PROXY
   CARD?

A: Yes. LCI Stockholders and Qwest Stockholders can change their vote in one of three ways at any time before their proxies are used. First, stockholders can revoke their proxies by written notice. Second, stockholders can complete new, later-dated proxy cards. Third, LCI Stockholders and Qwest Stockholders can attend the LCI Special Meeting and the Qwest Special Meeting, respectively, and vote in person.

Q: HOW ARE SHARES HELD IN A BROKER'S NAME VOTED?

A: Brokers will vote shares nominally held in their name (or in what is commonly called "street name") only if the beneficial stockholder provides the broker with written instructions on how to vote. Absent such instructions, these shares will not be voted, which will have the same effect as (i) in the case of LCI Stockholders, a vote against the approval of the Merger and the adoption of the Merger Agreement and (ii) in the case of Qwest Stockholders, a vote against the approval of the Qwest Certificate Amendment. LCI Stockholders are urged to instruct their brokers in writing to vote shares held in street name in favor of the approval of the Merger and the adoption of the Merger Agreement. Qwest Stockholders are urged to instruct their brokers in writing to vote shares held in street name in favor of the approval of the Qwest Share Issuance and the Qwest Certificate Amendment.

Q: WHOM SHOULD STOCKHOLDERS CALL WITH QUESTIONS?

A: LCI Stockholders who have questions about the Merger should call LCI's
   Investor Relations at 800-555-2124. Qwest Stockholders who have questions about the Merger should call Qwest's Investor Relations at 800-567-7296.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including the financial statements and the notes thereto, appearing elsewhere in, or incorporated by reference into, this Joint Proxy Statement/Prospectus. A glossary of relevant terms used in the telecommunications business and other terms defined herein is included at the end of this Joint Proxy Statement/Prospectus. References to "LCI" mean LCI International, Inc. and its subsidiaries. References to "Qwest" mean Qwest Communications International Inc. and its predecessors, together with Qwest's subsidiaries, including Qwest Corporation ("QC") and Qwest Communications Corporation ("QCC"). A glossary of capitalized terms used in this Joint Proxy Statement/ Prospectus can be found on page G-1.

                                 THE COMPANIES

LCI INTERNATIONAL, INC.

  LCI is a facilities-based, telecommunications carrier that provides a broad range of voice and data transmission services to residential and business customers and other telecommunications carriers throughout the United States and to more than 230 international locations. LCI provides service to its customers through owned and leased digital fiber optic facilities and more than 15 switches strategically located throughout the United States, connecting LCI to metropolitan areas that account for 95% of U.S. call volume. See "BUSINESS OF LCI."

  LCI's principal executive offices are located at 8180 Greensboro Drive, Suite 800, McLean, Virginia 22102, and its telephone number is 800-555-2124.

QWEST COMMUNICATIONS INTERNATIONAL INC.

  Qwest is a facilities-based provider of multimedia communications services to interexchange carriers and other communications entities ("Carrier Services") and to businesses and consumers ("Commercial Services"), and it constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use ("Network Construction Services"). Qwest is expanding its existing long distance network into an approximately 16,250 route-mile coast-to-coast, technologically advanced, fiber optic telecommunications network (the "Qwest Network"). Qwest will employ, throughout substantially all of the Qwest Network, a self-healing SONET ring architecture equipped with the most advanced commercially available fiber and transmission electronics manufactured by Lucent Technologies ("Lucent") and Northern Telecom Inc. ("Nortel"), respectively. The Qwest Network's advanced fiber and transmission electronics are expected to provide Qwest with lower installation, operating and maintenance costs than older fiber systems generally in commercial use today. In addition, Qwest has entered into contracts for the sale of dark fiber along the route of the Qwest Network, which will reduce Qwest's net cost per fiber mile with respect to the fiber it retains for its own use. As a result of these cost advantages, Qwest believes it will be well-positioned to capture market share and take advantage of the rapidly growing demand for long haul voice and data transmission capacity and services.

  Under Qwest's current plan, the Qwest Network will extend approximately 16,250 route miles coast-to-coast and connect approximately 125 metropolitan areas that represent approximately 80% of the originating and terminating long distance traffic in the United States. Construction of the Qwest Network is scheduled to be completed in 1999. Through a combination of the Qwest Network and leased facilities, Qwest will continue to offer interstate services in all 48 contiguous states. The Qwest Network will connect to three trans-Atlantic cable heads and two trans-Pacific cable heads, as well as cross-border points to Canada and Mexico. In addition to the 16,250 route mile U.S. network, Qwest recently extended its network to the United Kingdom through an exchange of capacity for two 155 megabit circuits that will carry international data and voice traffic between

London and New York. Qwest also is extending its network approximately 1,400 route miles into Mexico through dark fiber to be owned by Qwest on the fiber optic system of a third party. Completion of the Mexican network is scheduled for late 1998. These connections will allow Qwest to participate in the anticipated growth in demand for international long distance data and voice services.

  Qwest believes that demand from interexchange carriers and other communications entities for advanced, high bandwidth voice, data and video transmission capacity will increase over the next several years due to regulatory and technological changes and other industry developments. These anticipated changes and developments include: (i) continued growth in capacity requirements for high-speed data transmission, ATM and Frame Relay services, Internet and multimedia services and other new technologies and applications;
(ii) continued growth in demand for existing long distance services; (iii) entry into the market of new communications providers; (iv) requirements of the four principal nationwide carriers (AT&T Corporation ("AT&T"), MCI Communications Corporation ("MCI"), Sprint Corporation ("Sprint") and WorldCom, Inc. ("WorldCom")) to replace or augment portions of their older systems and
(v) reform in regulation of domestic access charges and international settlement rates, which Qwest expects will lower long distance rates and fuel primary demand for long distance services. See "INDUSTRY OVERVIEW" and "BUSINESS OF QWEST."

  For a description of certain recent developments relating to Qwest and its business, see "BUSINESS OF QWEST--Recent Developments."

  Qwest's principal executive offices are located at 1000 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202, and its telephone number is 303-291-1400.

                              LCI SPECIAL MEETING

DATE, TIME AND PLACE

  The LCI Special Meeting will be held on Friday, June 5, 1998, at 10:30 a.m., local time, at LCI's Operations Center, 4650 Lakehurst Court, Dublin, Ohio. See "LCI SPECIAL MEETING--Date, Time, Place and Purpose."

PURPOSE OF THE LCI SPECIAL MEETING

  The purpose of the LCI Special Meeting is to consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement. See "LCI SPECIAL MEETING--Date, Time, Place and Purpose."

RECOMMENDATION OF THE LCI BOARD

  THE LCI BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF LCI AND ITS STOCKHOLDERS, HAS APPROVED (AND SUBSEQUENTLY UNANIMOUSLY RATIFIED) THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE LCI STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AND THE ADOPTION OF THE MERGER AGREEMENT AT THE LCI SPECIAL MEETING (COLLECTIVELY, "LCI BOARD APPROVAL"). See "PLAN OF MERGER--Background of the Merger" and "--Recommendation of the LCI Board; LCI's Reasons for the Merger."

OPINION OF LCI'S FINANCIAL ADVISOR

  Lehman Brothers Inc. ("Lehman Brothers") has delivered its written opinion to the effect that, based upon and subject to the various considerations set forth in such opinion, as of the date of such opinion, the consideration to be received by the LCI Stockholders in the Merger was fair, from a financial point of view, to the LCI Stockholders. Such a written opinion was delivered at the March 8, 1998 meeting of the LCI Board as of such date and also on the date of this Joint Proxy Statement/Prospectus (the substantially similar written opinions dated March 8, 1998 and as of the date hereof are collectively referred to herein as the "Lehman Opinion"). The summary of the Lehman Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the written opinion dated as of the date hereof, which is attached as Exhibit D to this Joint Proxy Statement/Prospectus. LCI Stockholders are urged to read such opinion carefully in its entirety in connection with this Joint Proxy Statement/Prospectus for assumptions made, matters considered and limits of the review of Lehman Brothers. See "PLAN OF MERGER--Opinion of LCI's Financial Advisor."

VOTE REQUIRED FOR APPROVAL AND RELATED MATTERS

  Record Date; Shares Entitled to Vote. Only stockholders of record of LCI Common Stock at the close of business on May 4, 1998 (the "LCI Record Date") are entitled to notice of and to vote at the LCI Special Meeting. At the close of business on the LCI Record Date, 98,067,750 shares of LCI Common Stock were outstanding, each of which entitles the registered holder thereof to one vote. As of the LCI Record Date, approximately 1.0% of the outstanding shares of LCI Common Stock were held by the officers and directors of LCI. See "LCI SPECIAL MEETING--Record Date; Shares Entitled to Vote."

  Quorum; Vote Required. The presence in person or by proxy of holders representing a majority of the voting power of the LCI Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the LCI Special Meeting. Approval of the Merger and adoption of the Merger Agreement by the LCI Stockholders requires the affirmative vote of a majority of the outstanding shares of LCI Common Stock entitled to vote thereon at the LCI Special Meeting (the "Required LCI Vote"). See "LCI SPECIAL MEETING-- Quorum; Vote Required."

  Proxies. LCI Common Stock represented by properly executed proxies received at or prior to the LCI Special Meeting that have not been revoked will be voted at the LCI Special Meeting in accordance with the instructions contained therein. LCI Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" adoption of the Merger Agreement. See "LCI SPECIAL MEETING--Proxies."

                             QWEST SPECIAL MEETING

DATE, TIME AND PLACE

  The Qwest Special Meeting will be held on Friday, June 5, 1998, at 10:00 a.m., local time, at the Hyatt Regency Denver, Hyatt Conference Center, 1750 Welton Street, Denver, Colorado. See "QWEST SPECIAL MEETING--Date, Time, Place and Purpose."

PURPOSES OF THE QWEST SPECIAL MEETING

  The purposes of the Qwest Special Meeting are to consider and vote upon:

    1. A proposal to approve the Qwest Share Issuance; and

    2. A proposal to approve the Qwest Certificate Amendment.

  See "QWEST SPECIAL MEETING--Date, Time, Place and Purpose."

  The approval of the Qwest Share Issuance by the Qwest Stockholders is required by the rules of the Nasdaq National Market because the number of shares of Qwest Common Stock that would be issued in the Merger exceeds 20% of the number of shares of Qwest Common Stock that would be outstanding immediately before the closing of the Merger. The approval of the Qwest Share Issuance is a condition to the obligation of Qwest and Qwest Subsidiary to conclude the Merger. See "THE QWEST SHARE ISSUANCE AND THE QWEST CERTIFICATE AMENDMENT--Reason for Qwest Stockholder Vote."

  The approval of the Qwest Certificate Amendment by the Qwest Stockholders is required by the General Corporation Law of the State of Delaware (the "DGCL") to increase the number of authorized shares of Qwest Common Stock from 400,000,000 shares to 600,000,000 shares. If Qwest elects to increase the Exchange Ratio to more than 1.6951, the consummation of the Merger will also require the approval by the Qwest Stockholders of the Qwest Certificate Amendment since Qwest does not have a number of authorized but unissued shares of Qwest Common Stock sufficient to permit Qwest to issue in the Merger the number of shares that would be required (assuming 211,335,531 shares of Qwest Common Stock, 98,067,750 shares of LCI Common Stock and 13,232,663 LCI stock options and warrants are outstanding immediately before the Effective Time). See "PLAN OF MERGER--Terms of the Merger Agreement--Termination; Possible Exchange Ratio Increase." The number of shares of Qwest Common Stock assumed to be outstanding immediately before the Effective Time gives effect to certain issuances contemplated in connection with Qwest's acquisitions of Phoenix Network, Inc. ("Phoenix") and EUnet International Limited ("EUnet"). See "THE QWEST SHARE ISSUANCE AND THE QWEST CERTIFICATE AMENDMENT--Reason for Qwest Stockholder Vote."

  Qwest Stockholders are not required by the DGCL, Nasdaq National Market rules or otherwise to adopt the Merger Agreement or approve the Merger, and Qwest Stockholders will not be asked to consider or vote upon any proposal for such purpose.

RECOMMENDATION OF THE QWEST BOARD

  THE QWEST BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF QWEST AND ITS STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE QWEST CERTIFICATE AMENDMENT AND UNANIMOUSLY RECOMMENDS THAT THE QWEST STOCKHOLDERS VOTE "FOR" APPROVAL OF THE QWEST SHARE ISSUANCE AND "FOR" APPROVAL OF THE QWEST CERTIFICATE AMENDMENT AT THE QWEST SPECIAL MEETING. See "PLAN OF MERGER--Background of the Merger" and "--Recommendation of the Qwest Board; Qwest's Reasons for the Merger."

OPINION OF QWEST'S FINANCIAL ADVISOR

  At the March 8, 1998 meeting of the Qwest Board, Salomon Brothers Inc doing business as Salomon Smith Barney (collectively with all other entities doing business as Salomon Smith Barney, "Salomon Smith Barney") delivered its oral opinion (subsequently confirmed in writing) that, based upon and subject to the various considerations set forth in such opinion, as of the date of such opinion, the Exchange Ratio was fair, from a financial point of view, to Qwest (the "Salomon Smith Barney Opinion"). The Salomon Smith Barney Opinion does not address the fairness of the Exchange Ratio if the Exchange Ratio exceeds 1.5583, as it would if (a) the Average Price were less than $26.9531, (b) LCI were to notify Qwest that it intends to terminate the Merger Agreement pursuant to Section 7.1(i) of the Merger Agreement and (c) Qwest were to elect pursuant to Section 7.1(i) of the Merger Agreement to increase the Exchange Ratio to a ratio equal to $42.00 divided by the Average Price. The summary of the Salomon Smith Barney Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion, which is attached as Exhibit C to this Joint Proxy Statement/Prospectus. Qwest Stockholders are urged to read the Salomon Smith Barney Opinion carefully in its entirety in connection with this Joint Proxy Statement/Prospectus for assumptions made, matters considered and limits of the review of Salomon Smith Barney. See "PLAN OF MERGER--Opinion of Qwest's Financial Advisor."

VOTE REQUIRED FOR APPROVAL AND RELATED MATTERS

  Record Date; Shares Entitled to Vote. Only stockholders of record of Qwest Common Stock at the close of business on April 29, 1998 (the "Qwest Record Date") are entitled to notice of and to vote at the Qwest

Special Meeting. At the close of business on the Qwest Record Date, 207,541,517 shares of Qwest Common Stock were outstanding, each of which entitles the registered holder thereof to one vote. As of the Qwest Record Date, approximately 84.4% of the outstanding shares of Qwest Common Stock were held by the officers and directors of Qwest. See "QWEST SPECIAL MEETING--Record Date; Shares Entitled to Vote."

  Quorum; Vote Required. The presence in person or by proxy of holders representing a majority of the voting power of the Qwest Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Qwest Special Meeting. Approval by the Qwest Stockholders of (i) the Qwest Share Issuance requires the affirmative vote of a majority of the total votes cast at the Qwest Special Meeting and (ii) the Qwest Certificate Amendment requires the affirmative vote of a majority of the outstanding shares of Qwest Common Stock entitled to vote thereon at the Qwest Special Meeting (collectively, the "Required Qwest Vote"). See "QWEST SPECIAL MEETING-- Quorum; Vote Required."

  In connection with the execution of the Merger Agreement, LCI, Philip F. Anschutz, the beneficial owner of the Anschutz Shares, and Anschutz Company, the record holder of the Anschutz Shares, entered into the Voting Agreement pursuant to which, among other things, Mr. Anschutz has agreed to cause Anschutz Company, and Anschutz Company has agreed, to vote the Anschutz Shares in favor of the Qwest Share Issuance and the Qwest Certificate Amendment at the Qwest Special Meeting. Because the affirmative vote of the Anschutz Shares (which constitute approximately 83.4% of the outstanding shares of Qwest Common Stock as of the Qwest Record Date) is sufficient to approve the Qwest Share Issuance and the Qwest Certificate Amendment, it is expected that each of such proposals will be adopted at the Qwest Special Meeting, even if no other Qwest Stockholder votes to approve either of the Qwest Share Issuance or the Qwest Certificate Amendment. See "PLAN OF MERGER--The Voting Agreement." A copy of the Voting Agreement is attached to this Joint Proxy Statement/Prospectus as Exhibit B and is incorporated herein by reference.

  Proxies. Shares of Qwest Common Stock represented by properly executed proxies received at or prior to the Qwest Special Meeting that have not been revoked will be voted at the Qwest Special Meeting in accordance with the instructions contained therein. Shares of Qwest Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" approval of the Qwest Share Issuance and "FOR" approval of the Qwest Certificate Amendment. See "QWEST SPECIAL MEETING--Proxies."

                                  RISK FACTORS

  In evaluating Qwest and its business, the Merger, the Merger Agreement, the Qwest Share Issuance and the Qwest Certificate Amendment, LCI Stockholders and Qwest Stockholders should carefully consider certain risk factors. See "RISK FACTORS" beginning on page 25.

                                 PLAN OF MERGER

THE MERGER AGREEMENT

  THE FOLLOWING DISCUSSION SUMMARIZES THE MATERIAL TERMS OF THE MERGER AGREEMENT BUT DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF ALL PROVISIONS OF THE MERGER AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, A COMPOSITE COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS EXHIBIT A AND IS INCORPORATED HEREIN BY REFERENCE. LCI STOCKHOLDERS AND QWEST STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT CAREFULLY AS IT IS THE LEGAL DOCUMENT WHICH GOVERNS THE MERGER.

  The Merger. Subject to the terms and conditions of the Merger Agreement, Qwest Subsidiary will merge with and into LCI at the Effective Time, at which time the separate corporate existence of Qwest Subsidiary will cease, and LCI will become the Surviving Corporation of the Merger.

  Conversion of LCI Common Stock in the Merger. At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, each share of LCI Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of LCI Common Stock owned by Qwest or Qwest Subsidiary or held by LCI, all of which will be canceled) will be converted into the right to receive that number of shares of Qwest Common Stock (the "Merger Consideration") equal to the Exchange Ratio. "Exchange Ratio" means the quotient (rounded to the nearest 1/10,000) determined by dividing $42.00 by the average (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Qwest Common Stock on the Nasdaq National Market, as reported by Bloomberg Financial Markets (or such other source as Qwest and LCI shall agree in writing), for each of the 15 consecutive trading days ending on the trading day immediately preceding the date (the "Determination Date") on which all the conditions to Closing (other than conditions that, by their terms, cannot be satisfied until the Closing
Date) set forth in Article VI of the Merger Agreement have been satisfied or waived (the "Average Price"); provided, that the Exchange Ratio will not be less than 1.0625 or, except as described in the following sentence, greater than 1.5583. If the Average Price is less than $26.9531, LCI may, but is not required to, terminate the Merger Agreement unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by the Average Price. See "PLAN OF MERGER--Terms of the Merger Agreement--Termination; Possible Exchange Ratio Increase."

  Table of Illustrative Values of Qwest Common Stock to be Issued in the Merger. The columns in the following table present (a) the Average Price of Qwest Common Stock at the Effective Time within a range from $46.00 to $20.00,
(b) the Exchange Ratio illustrating the number of shares of Qwest Common Stock that would be issued for one share of LCI Common Stock at each of the Average Prices presented in the table, (c) the illustrative values of such shares of Qwest Common Stock that would be issued in the Merger for one share of LCI Common Stock, which illustrative values are determined by multiplying each of the Average Prices presented in the table by the corresponding Exchange Ratio,
(d) the percentage of the outstanding shares of the combined entity that LCI Stockholders would own after the Effective Time (not taking into account the fact that cash will be paid in lieu of fractional shares in the Merger and assuming 211,335,531 shares of Qwest Common Stock and 98,067,750 shares of LCI Common Stock are outstanding immediately before the Effective Time, which number of shares of LCI Common Stock assumes that none of the 13,232,663 LCI stock options and warrants outstanding as of the LCI Record Date will be exercised prior to the Effective Time) and (e) the percentage of the outstanding shares of the combined entity that LCI Stockholders would own after the Effective Time (not taking into account the fact that cash will be paid in lieu of fractional shares in the Merger and assuming 211,335,531 shares of Qwest Common Stock and 111,300,413 shares of LCI Common Stock are outstanding immediately before the Effective Time, which number of shares of LCI Common Stock assumes that all of the 13,232,663 LCI stock options and warrants outstanding as of the LCI Record Date will be exercised prior to the Effective
Time). THE VALUES OF QWEST COMMON STOCK ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF LCI COMMON STOCK THAT MIGHT BE REALIZED BY ANY LCI STOCKHOLDER ON OR AFTER THE EFFECTIVE TIME. THE AMOUNT ANY LCI STOCKHOLDER WILL BE ABLE TO REALIZE UPON THE SALE IN THE MARKET OF THE MERGER CONSIDERATION RECEIVED BY SUCH LCI STOCKHOLDER IN THE MERGER WILL DEPEND UPON THE MARKET PRICE PER SHARE OF QWEST COMMON STOCK AT THE TIME OF SALE, WHICH WILL VARY DEPENDING UPON THE FACTORS THAT GENERALLY INFLUENCE THE TRADING PRICES OF SECURITIES. SEE "RISK FACTORS--UNCERTAINTY OF VALUE OF QWEST COMMON STOCK RECEIVED IN THE MERGER."

                          TABLE OF ILLUSTRATIVE VALUES

                                                                             (E)
                                                                          PERCENTAGE
                                                                         OF COMBINED
                                       (C)                               ENTITY TO BE
                                  ILLUSTRATIVE                           OWNED BY LCI
                                    VALUE OF              (D)            STOCKHOLDERS
                                     MERGER            PERCENTAGE         (ASSUMING
        (A)                       CONSIDERATION       OF COMBINED        EXERCISE OF
       QWEST         (B)          PER SHARE OF        ENTITY TO BE        LCI STOCK
      AVERAGE      EXCHANGE        LCI COMMON         OWNED BY LCI       OPTIONS AND
       PRICE        RATIO             STOCK           STOCKHOLDERS        WARRANTS)
      -------      --------       -------------       ------------       ------------
      $46.00        1.0625           48.8750            33.0226            35.8797
      $45.00        1.0625           47.8125            33.0226            35.8797
      $44.00        1.0625           46.7500            33.0226            35.8797
      $43.00        1.0625           45.6875            33.0226            35.8797
      $42.00        1.0625           44.6250            33.0226            35.8797
      $41.00        1.0625           43.5625            33.0226            35.8797
      $40.00        1.0625           42.5000            33.0226            35.8797
     --------------------------------------------------------------------------------
      $39.5294      1.0625           42.0000            33.0226            35.8797
      $39.00        1.0769           42.0000            33.3210            36.1900
      $38.00        1.1053           42.0000            33.9018            36.7932
      $37.00        1.1351           42.0000            34.5005            37.4141
      $36.00        1.1667           42.0000            35.1236            38.0592
      $35.00        1.2000           42.0000            35.7676            38.7249
      $34.00        1.2353           42.0000            36.4364            39.4150
      $33.00        1.2727           42.0000            37.1299            40.1295
      $32.00        1.3125           42.0000            37.8515            40.8715
      $31.00        1.3548           42.0000            38.6005            41.6402
      $30.00        1.4000           42.0000            39.3812            42.4399
      $29.00        1.4483           42.0000            40.1938            43.2705
      $28.00        1.5000           42.0000            41.0397            44.1334
      $27.00        1.5556           42.0000            41.9232            45.0326
      $26.9531      1.5583           42.0000            41.9654            45.0756
     --------------------------------------------------------------------------------
      $26.00        1.5583           40.5158            41.9654            45.0756
      $25.00        1.5583           38.9575            41.9654            45.0756
      $24.00        1.5583           37.3992            41.9654            45.0756
      $23.00        1.5583           35.8409            41.9654            45.0756
      $22.00        1.5583           34.2826            41.9654            45.0756
      $21.00        1.5583           32.7243            41.9654            45.0756
      $20.00        1.5583           31.1660            41.9654            45.0756

  If the Average Price is less than $26.9531, LCI may, but is not required to, terminate the Merger Agreement unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by the Average Price. See "PLAN OF MERGER--Terms of the Merger Agreement--Termination; Possible Exchange Ratio Increase."

  The Merger Agreement provides that, at the Effective Time, each LCI stock option or warrant, as the case may be, to purchase shares of LCI Common Stock which is outstanding and unexercised shall be assumed by Qwest and converted into an option or warrant to purchase Qwest Common Stock on the same terms and conditions as are in effect immediately prior to the Effective Time, except that all options will be immediately exercisable at or after the Effective Time, the exercise price per share will be divided by the Exchange Ratio and the number of shares issuable upon exercise will be equal to the number of shares to which the holder of an exercised LCI stock option or warrant would be entitled to receive pursuant to the Merger (except that holders of options and warrants will receive cash payments in lieu of fractional shares upon exercise). Based on the number of LCI stock options and warrants outstanding as of the LCI Record Date and the 1.5583 to 1.0625 range of Exchange Ratios set forth above, such LCI stock options and warrants would be converted into options or warrants, as the case may be, to acquire between approximately 20,620,459 and approximately 14,059,704 shares. See "PLAN OF MERGER--Terms of the Merger Agreement--Assumption of LCI Stock Options and Warrants."

  Transition Planning; Continued Operations of LCI. Pursuant to the Merger Agreement, LCI and Qwest have each agreed to appoint four executives to serve from time to time as their respective representatives on a committee that will be responsible for coordinating transition planning and implementation relating to the Merger. The initial representatives of LCI are H. Brian Thompson, Chairman of the Board and Chief Executive Officer of LCI, Joseph A. Lawrence, Executive Vice President and Chief Financial Officer of LCI, Lawrence J. Bouman, Senior Vice President--Engineering, Operations and Technology of LCI, and Marshall W. Hanno, Senior Vice President--Commercial Segment of LCI. The initial representatives of Qwest are Joseph P. Nacchio, President and Chief Executive Officer of Qwest, Robert S. Woodruff, Executive Vice President and Chief Financial Officer of Qwest, Lewis O. Wilks, President--Business Markets of QCC, and Larry A. Seese, Executive Vice President--Network Engineering and Operations of QCC. Mr. Lawrence has been appointed to serve as Chairman of such committee. It is the current intention of Qwest that LCI will continue to operate LCI's offices and facilities in Fairfax County, Virginia and Dublin, Ohio. See "PLAN OF MERGER--Terms of the Merger Agreement--Transition Planning; Continued Operations of LCI."

  Qwest Board of Directors. Pursuant to the Merger Agreement, Qwest has agreed that at or prior to the Effective Time, the Qwest Board will take all action necessary to elect the Chief Executive Officer of LCI, and one other director of LCI on the date of the Merger Agreement selected by LCI, as members of the Qwest Board to serve until the end of the term beginning at the annual meeting of Qwest Stockholders in 1999. Douglas M. Karp, an outside director of LCI, has been selected by LCI to be its other designee on the Qwest Board. In the event that the Chief Executive Officer is so elected and agrees to serve as a director of Qwest, the Qwest Board will appoint him as Vice Chairman of Qwest. See "PLAN OF MERGER--Terms of the Merger Agreement--Qwest Board of Directors."

  Conditions to the Merger. The obligations of LCI, Qwest and Qwest Subsidiary to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

    (a) LCI shall have obtained the Required LCI Vote in connection with the adoption of the Merger Agreement by the LCI Stockholders, and Qwest shall have obtained the Required Qwest Vote in connection with the approval of the Qwest Share Issuance by the Qwest Stockholders.

    (b) No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity (as defined in the Merger Agreement) of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the conditions described in this paragraph
  (b) will not be available to any party whose failure to fulfill certain of its obligations is the cause of, or results in, such order or injunction.

    (c) All approvals for the Merger from the Federal Communications Commission (the "FCC") and from the state Public Utility Commissions ("PUCs") shall have been obtained, other than those the failure of which to be obtained would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect (as defined in the Merger Agreement) on Qwest and its subsidiaries (including the Surviving Corporation and its subsidiaries), taken together.

    (d) The waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have been terminated or shall have expired.

    (e) The shares of Qwest Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved upon official notice of issuance for quotation on the Nasdaq National Market.

    (f) The Registration Statement shall have been declared effective by the Commission under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or threatened by the Commission.

    (g) Each of the representations and warranties of Qwest and Qwest Subsidiary or LCI, as applicable, set forth in the Merger Agreement that is qualified as to materiality shall have been true and correct on the date of the Merger Agreement, and each of the representations and warranties of Qwest and Qwest Subsidiary or LCI, as applicable, that is not so qualified shall have been true and correct in all material respects on the date of the Merger Agreement, and LCI or Qwest, as applicable, shall have received a certificate of the chief executive officer and the chief financial officer of the other party to such effect.

    (h) Qwest or LCI, as applicable, shall have performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date that are not so qualified as to materiality, and LCI or Qwest, as applicable, shall have received a certificate of the chief executive officer and the chief financial officer of the other party to such effect.

    (i) LCI and Qwest shall have each received from their respective counsel a written opinion dated as of the Closing Date with respect to the tax-free nature of the Merger.

  See "PLAN OF MERGER--Conditions to the Merger."

  Termination; Possible Exchange Ratio Increase. The Merger Agreement may be terminated at any time prior to the Effective Time, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of LCI or Qwest:

    (a) By mutual written consent of Qwest and LCI;

    (b) By either LCI or Qwest, if the Effective Time shall not have occurred on or before the first anniversary of the date of the Merger Agreement (the "Termination Date"); provided, however, that the right to terminate the Merger Agreement described in this paragraph (b) is not available to any party whose failure to fulfill any obligation under the Merger Agreement has to any extent been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

    (c) By either LCI or Qwest, if any Governmental Entity permanently prohibits the transactions contemplated by the Merger Agreement or shall have failed to take any action which is necessary to fulfill certain conditions set forth in the Merger Agreement; provided, however, that the right to terminate the Merger Agreement described in this paragraph (c) is not available to any party whose failure to fulfill certain of its obligations has to any extent been the cause of such prohibition or inaction;

    (d) By either LCI or Qwest, if (i) the Required LCI Vote is not obtained or (ii) the Required Qwest Vote is not obtained, in each case upon the taking of such vote at the LCI Special Meeting or the Qwest Special Meeting, as applicable;

    (e) By Qwest, if the LCI Board, prior to the LCI Special Meeting, shall or shall resolve to (i) withdraw or modify in any adverse manner the LCI Board Approval or (ii) approve or recommend a Superior Proposal (as defined below) pursuant to the Merger Agreement;

    (f) By LCI, at any time prior to the LCI Special Meeting, upon three business days' prior notice to Qwest, if the LCI Board shall approve a Superior Proposal; provided, however, that (i) LCI shall have complied with
  Section 5.5 of the Merger Agreement, (ii) the LCI Board shall have concluded in good faith, after giving effect to all concessions which may be offered by Qwest pursuant to clause (iii) below, on the basis of the advice of its financial advisors and outside counsel, that such proposal is a Superior Proposal and (iii) prior to any such termination, LCI shall, and shall cause its financial and legal advisors to, negotiate with Qwest to make such adjustments in the terms and conditions of the Merger Agreement as would enable

  Qwest to proceed with the transactions contemplated thereby; provided further, however, that it is a condition to termination by LCI pursuant to the provision described in this paragraph (f) that LCI shall have made the payment of the Termination Fee to Qwest required by the Merger Agreement, as described below;

    (g) By Qwest, if any person who is not an affiliate of Qwest shall have acquired more than 50% of the LCI Common Stock;

    (h) By Qwest, if a Stock Acquisition Date (as defined in the LCI Rights Agreement) shall have occurred; and

    (i) By LCI, at any time during the three business day period commencing on the Determination Date (the "LCI Evaluation Period"), if the Average Price is less than $26.9531, unless Qwest elects to increase the Exchange Ratio to a ratio not less than $42.00 divided by the Average Price.

  There can be no assurance that the LCI Board would exercise its right to terminate the Merger Agreement if the Average Price were less than $26.9531, and if the LCI Board does elect to so terminate the Merger Agreement, there can be no assurance that Qwest would elect to increase the Exchange Ratio.

  APPROVAL OF THE MERGER AND ADOPTION OF THE MERGER AGREEMENT BY THE LCI STOCKHOLDERS AT THE LCI SPECIAL MEETING AND APPROVAL OF THE QWEST SHARE ISSUANCE AND, IF NECESSARY, THE QWEST CERTIFICATE AMENDMENT BY THE QWEST STOCKHOLDERS AT THE QWEST SPECIAL MEETING WILL CONFER ON EACH OF THE LCI BOARD AND THE QWEST BOARD, RESPECTIVELY, THE POWER, CONSISTENT WITH ITS FIDUCIARY DUTIES, TO ELECT TO CONSUMMATE THE MERGER IN THE EVENT THAT THE AVERAGE PRICE IS LESS THAN $26.9531 (IN THE CASE OF THE LCI BOARD) OR TO ELECT TO INCREASE THE EXCHANGE RATIO IN THE EVENT THAT THE LCI BOARD ELECTS TO EXERCISE ITS TERMINATION RIGHT (IN THE CASE OF THE QWEST BOARD) WITHOUT ANY FURTHER ACTION BY, OR RESOLICITATION OF, THE LCI STOCKHOLDERS OR THE QWEST STOCKHOLDERS, RESPECTIVELY.

  For further details, see "PLAN OF MERGER--Terms of the Merger Agreement-- Termination; Possible Exchange Ratio Increase."

  LCI will pay to Qwest the sum of $125 million (the "Termination Fee") solely as follows: (i) if LCI shall terminate the Merger Agreement pursuant to the provision described in paragraph (f) above; (ii) if (A) LCI or Qwest shall terminate the Merger Agreement pursuant to the provision described in paragraph
(d)(i) above due to the failure of the LCI Stockholders to approve and adopt the Merger Agreement, (B) at any time after the date of the Merger Agreement and at or before the time of the event giving rise to such termination, there shall exist an Acquisition Proposal (as defined below) with respect to LCI and
(C) within 12 months of the termination of the Merger Agreement, LCI enters into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated; (iii) if Qwest shall terminate the Merger Agreement pursuant to the provisions described in paragraphs (e), (g) or (h) above; or (iv) if (A) Qwest shall terminate the Merger Agreement pursuant to the provision described in paragraph (b) above, or LCI or Qwest shall terminate the Merger Agreement pursuant to the provision described in paragraph (c) above thereof, (B) at any time after the date of the Merger Agreement and at or before the time of the event giving rise to such termination there shall exist an Acquisition Proposal, (C) following the existence of such Acquisition Proposal and prior to any such termination, LCI shall have intentionally breached (and not cured after notice thereof) any of its material covenants or agreements set forth in the Merger Agreement in any material respect and (D) within 12 months of any such termination of the Merger Agreement, LCI shall enter into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated.

  As used in the Merger Agreement:

    "Acquisition Proposal" means a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase or sale of all or any significant portion of the assets or more than 15% (or in the case of acquisition by an Institutional Investor (as defined in the LCI Rights Agreement) more than 20%) of the common stock of, it or any of its subsidiaries.

    "Superior Proposal" means a bona fide written Acquisition Proposal which the LCI Board concludes in good faith (after consultation with its financial advisors and legal counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to the LCI Stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by the Merger Agreement and (ii) is reasonably capable of being completed (provided that for purposes of this definition the references to "15%" and "20%" in the definition of "Acquisition Proposal" shall each be deemed to be a reference to "50%" and "Acquisition Proposal" shall only be deemed to refer to a transaction involving LCI, or with respect to assets (including the shares of any subsidiary of LCI) of LCI and its subsidiaries, taken as a whole, and not any of its subsidiaries alone).

  See "PLAN OF MERGER--Terms of the Merger Agreement--Termination; Possible Exchange Ratio Increase" and "--Effect of Termination; Payment of Termination Fee."

REGULATORY APPROVALS

  The consummation of the Merger is subject to certain regulatory requirements, including expiration or termination of the applicable waiting periods under the HSR Act. The HSR Act provides that certain merger and acquisition transactions (including the Merger) may not be consummated until notifications and certain information have been given to the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the U.S. Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. On April 29, 1998, the parties received a notification from the FTC of early termination of the waiting period under the HSR Act. At any time before or after the consummation of the Merger, the Antitrust Division, the FTC or another third party could seek to enjoin or rescind the Merger on antitrust grounds. In addition, at any time before or after the consummation of the Merger, and notwithstanding that the waiting period under the HSR Act has been terminated, any state could take action under state antitrust laws that it deems necessary or desirable in the public interest. In addition, consummation of the Merger is subject to the receipt by Qwest and LCI of any necessary regulatory approvals from the FCC and any necessary material regulatory approvals from the public utilities commissions, public service commissions and other comparable regulatory agencies of several states. See "PLAN OF MERGER--Regulatory Approvals" and "--Terms of the Merger Agreement--Conditions to the Merger."

ACCOUNTING TREATMENT OF THE MERGER

  The Merger will be accounted for using the purchase method of accounting. See "PLAN OF MERGER--Accounting Treatment of the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  It is intended that the Merger qualify as a tax-free reorganization for federal income tax purposes, so that generally no gain or loss will be recognized by the LCI Stockholders on the exchange of LCI Common Stock for Qwest Common Stock, except to the extent that LCI Stockholders receive cash in lieu of fractional shares. LCI Stockholders are urged to consult their own tax advisors regarding the specific tax consequences to them of the Merger, including the applicable federal, state, local and foreign tax consequences of the Merger to them in light of their particular circumstances. See "PLAN OF MERGER--Certain Federal Income Tax Consequences."

NO APPRAISAL RIGHTS

  Under the DGCL, neither LCI Stockholders nor Qwest Stockholders are entitled to appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement. See "PLAN OF MERGER--No Appraisal Rights."

                           COMPARATIVE PER SHARE DATA

  The following table sets forth selected comparative per share data for Qwest and for LCI on both an historical and unaudited pro forma combined basis giving effect to (i) the proposed acquisition by Qwest of all of the issued and outstanding shares of capital stock of LCI, as if the acquisition had occurred as of the balance sheet dates below for purposes of calculating book value per share amounts, and on January 1, 1997 for purposes of calculating net income
(loss) per share amounts, (ii) the acquisition by Qwest of all of the issued and outstanding shares of capital stock, and capital stock issued at the closing of the acquisition in October 1997, of SuperNet, Inc. ("SuperNet"), as if the acquisition had occurred on January 1, 1997 for purposes of calculating net income (loss) per share amounts, and (iii) the acquisition by Qwest of all of the issued and outstanding shares of capital stock of Phoenix in March 1998, as if the acquisition had occurred on January 1, 1997 for purposes of calculating net income (loss) per share amounts. Items (ii) and (iii) above, together with the historical results of operations of Qwest, are referred to in the following table as "Qwest historical." The following table does not give effect to Qwest's acquisition of EUnet, because it is not significant for purposes of Rule 3-05 of Securities and Exchange Commission Regulation S-X. None of Qwest, LCI, SuperNet or Phoenix has paid cash dividends. Accordingly, no information is provided with respect to pro forma combined or pro forma equivalent cash dividends. All share and per share information with respect to Qwest included herein gives effect to the Qwest two-for-one stock split effected in February 1998 in the form of a stock dividend (the "Qwest Stock Split"). These tables should be read in conjunction with the historical financial statements of Qwest, LCI and Phoenix including the respective notes thereto, and the unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. The following information is not necessarily indicative of the results of operations or combined financial position that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                           AT           AT
                                                      DECEMBER 31,   MARCH 31,
                                                          1997         1998
                                                      ------------ -------------
      Book value per share
        Qwest historical.............................    $ 1.97       $ 1.96
        LCI historical...............................      5.75         6.15
        Qwest/LCI pro forma combined.................     15.95        15.78
        LCI pro forma equivalent(1)..................     16.94        16.76
                                                      FOR THE YEAR FOR THE THREE
                                                         ENDED     MONTHS ENDED
                                                      DECEMBER 31,   MARCH 31,
                                                          1997         1998
                                                      ------------ -------------
      Net income (loss) per share
        Qwest historical--basic......................    $(0.03)      $(0.03)
        Qwest historical--diluted....................     (0.03)       (0.03)
        LCI historical--basic........................      0.34         0.30
        LCI historical--diluted......................      0.32         0.29
        Qwest/LCI pro forma combined--basic..........     (0.15)       (0.03)
        Qwest/LCI pro forma combined--diluted........     (0.15)       (0.03)
        LCI pro forma equivalent--basic(1)...........     (0.16)       (0.03)
        LCI pro forma equivalent--diluted(1).........     (0.16)       (0.03)

--------
(1) The LCI pro forma equivalent represents the Qwest/LCI combined book value or net income (loss) per share multiplied by an Exchange Ratio of 1.0625 (which Exchange Ratio assumes an Average Price equal to or greater than $39.5294).

                      COMPARATIVE MARKET PRICE INFORMATION

  LCI Common Stock is quoted on the NYSE under the symbol "LCI." Qwest became a publicly traded company on June 23, 1997 following Qwest's initial public offering (the "Qwest Initial Public Offering"). Qwest Common Stock is quoted on the Nasdaq National Market under the symbol "QWST." The table below sets forth, for the periods indicated, the high and low sales prices per share of LCI Common Stock as reported on the NYSE Composite Transaction Tape and Qwest Common Stock as reported on the Nasdaq National Market (as adjusted for the two-for-one stock split effected in February 1998 in the form of a stock dividend). For current price information, LCI Stockholders and Qwest Stockholders are urged to consult publicly available sources.

                                                   LCI              QWEST
                                            ----------------- -----------------
                                              HIGH     LOW      HIGH     LOW
                                            -------- -------- -------- --------
FISCAL 1998 (ENDING DECEMBER 31, 1998):
Second Quarter (through May 12, 1998)...... $40.0625 $37.8125 $39.7500 $35.2500
First Quarter.............................. $40.1875 $26.0000 $41.0625 $29.6250
FISCAL 1997 (ENDED DECEMBER 31, 1997):
Fourth Quarter............................. $31.4375 $23.5000 $34.4375 $22.9375
Third Quarter.............................. $27.0625 $19.5625 $26.5000 $13.6250
Second Quarter............................. $24.5000 $15.3750 $15.0625 $13.1875
First Quarter.............................. $23.6250 $16.5000   N/A      N/A
FISCAL 1996 (ENDED DECEMBER 31, 1996):
Fourth Quarter............................. $35.6250 $18.5000   N/A      N/A
Third Quarter.............................. $37.2500 $23.8750   N/A      N/A
Second Quarter............................. $33.5000 $23.0000   N/A      N/A
First Quarter.............................. $27.5000 $19.7500   N/A      N/A

  On March 6, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of LCI Common Stock, as reported on the NYSE Composite Transaction Tape, was $34.375. On May 12, 1998, the most recent practicable trading day prior to the printing of this Joint Proxy Statement/Prospectus, the closing price per share of LCI Common Stock, as reported on the NYSE Composite Transaction Tape, was $39.1875. The "equivalent per share" closing price of LCI Common Stock as of March 6, 1998 and May 12, 1998 was $42.00 and $42.00, respectively, as determined by multiplying the Exchange Ratio as of such date (determined as if the closing price on such date were the Average Price) by the Qwest Common Stock closing price on such date. On the LCI Record Date, there were approximately 2,424 LCI Stockholders of record.

  On March 6, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of Qwest Common Stock, as reported on the Nasdaq National Market, was $36.50. On May 12, 1998, the most recent practicable trading day prior to the printing of this Joint Proxy Statement/Prospectus, the closing price per share of Qwest Common Stock, as reported on the Nasdaq National Market, was $38.3125. On the Qwest Record Date, there were approximately 1,157 Qwest Stockholders of record.

  LCI has not declared or paid cash dividends on the LCI Common Stock.

  Qwest has not declared or paid cash dividends on Qwest Common Stock since the Qwest Initial Public Offering, and Qwest anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the Qwest Board and will depend upon, among other things, Qwest's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends.

  See "COMPARATIVE MARKET PRICE INFORMATION."

                  SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                       CONDENSED COMBINED FINANCIAL DATA

  The selected unaudited pro forma condensed combined statement of operations data for the year ended December 31, 1997 and for the three months ended March 31, 1998 gives effect to the acquisitions of SuperNet, Phoenix and LCI as if the acquisitions had occurred on January 1, 1997. The unaudited pro forma condensed combined balance sheet data as of March 31, 1998 set forth below gives effect to the proposed acquisition by Qwest of all the issued and outstanding shares of capital stock of LCI as if the acquisition had occurred on March 31, 1998. The selected unaudited pro forma condensed combined financial data does not give effect to Qwest's acquisition of EUnet, because it is not significant for purposes of Rule 3-05 of Securities and Exchange Commission Regulation S-X.

  The selected unaudited pro forma condensed combined financial data give effect to the acquisitions described above under the purchase method of accounting and are based on the assumptions and adjustments described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements contained elsewhere in this Joint Proxy Statement/Prospectus. The fair value of the consideration will be allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the date of each respective acquisition and may be revised for a period of up to one year from the date of each respective acquisition. The preliminary estimates and assumptions as to the value of the assets and liabilities of LCI to the combined company are based upon information available at the date of preparation of the Unaudited Pro Forma Condensed Combined Financial Statements, and will be adjusted upon the final determination of such fair values. A final allocation of the purchase price to the LCI assets acquired and liabilities assumed is dependent upon analysis which has not progressed to a stage at which there is sufficient information to make such an allocation. Qwest has undertaken a study to determine the allocation of the purchase price to the various assets acquired, including in-process research and development projects, and the liabilities assumed. TO THE EXTENT THAT A PORTION OF THE PURCHASE PRICE IS ALLOCATED TO IN-PROCESS RESEARCH AND DEVELOPMENT, A CHARGE, WHICH MAY BE SIGNIFICANT AND MATERIAL TO QWEST'S RESULTS OF OPERATIONS, WOULD BE RECOGNIZED IN THE PERIOD IN WHICH THE PROPOSED MERGER OCCURS.

  THE SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA BELOW DO NOT PURPORT TO REPRESENT WHAT QWEST'S RESULTS OF OPERATIONS OR FINANCIAL CONDITION WOULD HAVE ACTUALLY BEEN OR WHAT OPERATIONS WOULD BE IF THE TRANSACTIONS THAT GIVE RISE TO THE PRO FORMA ADJUSTMENTS HAD OCCURRED ON THE DATES ASSUMED AND ARE NOT INDICATIVE OF FUTURE RESULTS.

  The selected historical financial data of LCI and Qwest as of the end of and for each of the years in the five year period ended December 31, 1997 and as of March 31, 1998 and 1997 and for the three months ended March 31, 1998 and 1997 have been taken or derived from the respective historical consolidated financial statements of LCI and Qwest.

  The selected historical consolidated financial data and the selected unaudited pro forma condensed combined financial data of LCI and Qwest, respectively, should be read in conjunction with the discussions under "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "LCI'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," and the Historical Consolidated Financial Statements and Unaudited Interim Financial Statements of Qwest and LCI, and the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus.

        SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL DATA (UNAUDITED)
              (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                                   THREE MONTHS
                                                       YEAR ENDED     ENDED
                                                      DECEMBER 31,  MARCH 31,
                                                          1997         1998
                                                      ------------ ------------
   STATEMENT OF OPERATIONS DATA:
     Revenue.........................................    $2,421       $  642
     Operating expenses..............................     2,148          558
     Depreciation and amortization...................       229           62
                                                         ------       ------
     Earnings from operations........................        44           22
     Other expense, net..............................       (36)         (14)
                                                         ------       ------
     Earnings before income taxes....................         8            8
     Income tax expense..............................        52           16
                                                         ------       ------
     Net loss........................................    $  (44)      $   (8)
                                                         ======       ======
     Loss per share--basic...........................    $(0.15)      $(0.03)
                                                         ======       ======
     Loss per share--diluted.........................    $(0.15)      $(0.03)
                                                         ======       ======
     Shares used in calculating basic earnings per
      share..........................................       294          310
     Shares used in calculating diluted earnings per
      share..........................................       294          310
                                                                      AS OF
                                                                    MARCH 31,
                                                                       1998
                                                                   ------------
   BALANCE SHEET DATA:
     Cash and cash equivalents....................................    $  573
     Property and equipment, net..................................    $1,515
     Total assets.................................................    $7,308
     Long-term debt, including current portion....................    $1,366
     Total liabilities............................................    $2,408
     Total stockholders' equity...................................    $4,900

                  SELECTED HISTORICAL FINANCIAL DATA OF QWEST

                                                                             THREE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                     MARCH 31,
                          -------------------------------------------------  -------------------
                            1993      1994      1995      1996      1997       1997      1998
                          --------  --------  --------  --------  ---------  --------  ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 AND OTHER FINANCIAL
 DATA:
Total revenue...........  $ 69,327  $ 70,873  $125,102  $230,996  $ 696,703  $ 72,693  $ 177,047
Total operating
 expenses...............    80,247    81,488   161,158   243,010    673,222    85,337  $ 180,572
Earnings (loss) from
 operations.............   (10,920)  (10,615)  (36,056)  (12,014)    23,481   (12,644)    (3,525)
Other income
 (expense)(1)...........   122,631       (70)   (2,411)    1,813         99     5,410     (6,302)
Earnings (loss) before
 income taxes...........   111,711   (10,685)  (38,467)  (10,201)    23,580    (7,234)    (9,827)
Net earnings (loss).....  $ 68,526  $ (6,898) $(25,131) $ (6,967) $  14,523  $ (4,776) $  (6,649)
                          ========  ========  ========  ========  =========  ========  =========
Earnings (loss) per
 share--basic...........  $   0.40  $  (0.04) $  (0.15) $  (0.04) $    0.08  $  (0.03) $   (0.03)
Earnings (loss) per
 share--diluted.........  $   0.40  $  (0.04) $  (0.15) $  (0.04) $    0.07  $  (0.03) $   (0.03)
EBITDA(2)...............  $   (824) $ (6,338) $(26,007) $  6,912  $  41,733  $(10,678) $   4,506
Net cash provided by
 (used in) operating
 activities.............  $ (7,125) $  3,306  $(56,635) $ 32,524  $ (36,488) $ 33,359  $  53,540
Net cash provided by
 (used in) investing
 activities.............  $107,496  $(41,712) $(58,858) $(52,622) $(356,824) $(56,922) $(141,644)
Net cash provided by
 (used in) financing
 activities.............  $(95,659) $ 34,264  $113,940  $ 25,519  $ 766,191  $177,327  $ 281,481
Capital expenditures(3).  $  3,794  $ 40,926  $ 48,732  $ 85,842  $ 444,659  $ 78,922  $ 159,704

                                      AS OF DECEMBER 31,                AS OF MARCH 31,
                         -------------------------------------------- -------------------
                          1993    1994     1995     1996      1997      1997      1998
                         ------- ------- -------- -------- ---------- -------- ----------
                                                  (IN THOUSANDS)
SUMMARY BALANCE SHEET
 DATA:
Total assets............ $60,754 $89,489 $184,178 $262,551 $1,398,105 $469,614 $1,779,568
Long-term debt.......... $ 2,141 $27,034 $ 68,793 $109,268 $  630,463 $286,325 $  959,270
Total stockholders'
 equity(4).............. $12,079 $24,581 $ 26,475 $  9,442 $  381,744 $  4,666 $  407,162

                                  AS OF DECEMBER 31,              AS OF MARCH 31,
                          ----------------------------------- -----------------------
                             1995        1996        1997        1997        1998
                          ----------- ----------- ----------- ----------- -----------
OPERATING DATA:
Route miles of conduit
 installed..............        3,200       3,650       9,500       4,900      11,100
Route miles of lit fiber
 installed..............          580         900       3,400         900       5,400
Total minutes of use(5).  237,000,000 382,000,000 669,000,000 107,000,000 262,000,000

--------
(1) In November 1993, Qwest sold substantially all of its then owned fiber optic network capacity and related equipment and assets to a third-party purchaser for $185.0 million (the "1993 Capacity Sale"). After deducting the carrying value of the assets sold and direct costs associated with the 1993 Capacity Sale, Qwest recognized a gain of approximately $126.5 million. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS OF QWEST."

(2) EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, a nonrecurring expense of $2.6 million in the year ended December 31, 1996 to restructure operations, the gain on sale of telecommunications agreements of $6.1 million (which is non-recurring) in the year ended December 31, 1996, and the gain on sale of contract rights of approximately $9.3 million (which is non-recurring) in the year ended December 31, 1997. EBITDA includes earnings from the construction contracts for the sale of dark fiber that Qwest will use to provide cash for the construction cost of the Qwest Network. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net earnings (loss) as an indicator of Qwest's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies. Qwest believes that EBITDA is commonly used by financial analysts and others in the telecommunications industry. Without the effect of Growth Share Plan (as defined below) expense, EBITDA would have been $115.2 million, $20.0 million, and $1.8 million for the years ended December 31, 1997, 1996 and 1993, respectively, and $6.8 million and $2.4 million for the three months ended March 31, 1998 and 1997, respectively.

(3) Capital expenditures include expenditures for property and equipment, accrued capital expenditures, capital expenditures financed with the equipment credit facility and initial obligations under capital leases.
(4) Qwest has not declared or paid cash dividends on the Qwest Common Stock since becoming a public company in June 1997.

(5) Represents total minutes of use for the years ended December 31, 1997, 1996 and 1995 and the three months ended March 31, 1998 and 1997.

                   SELECTED HISTORICAL FINANCIAL DATA OF LCI
                  (IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                                    THREE MONTHS
                                                                        ENDED
                                 YEARS ENDED DECEMBER 31,             MARCH 31,
                         ------------------------------------------ -------------
                         1993(1)  1994(1)   1995  1996(1)  1997(1)   1997   1998
                         -------  -------  ------ -------- -------- ------ ------
INCOME STATEMENT
 INFORMATION:
  Revenues.............. $431.2   $589.5   $824.3 $1,303.9 $1,641.7 $367.8 $447.7
  Income (loss) from
   continuing
   operations........... $ (4.4)  $  5.4   $ 48.5 $   63.0 $   31.3 $ 21.9 $ 29.2
  Income (loss) per
   common share from
   continuing
   operations(2)........ $(0.27)  $(0.01)  $ 0.53 $   0.64 $   0.32 $ 0.22 $ 0.29
  Shares used in
   calculating per share
   data.................   55.3     76.2     92.2     99.2     99.1   98.5  101.8

                                    AS OF DECEMBER 31,             AS OF MARCH 31,
                         ---------------------------------------- -----------------
                         1993(1) 1994(1)  1995    1996     1997     1997     1998
                         ------- ------- ------ -------- -------- -------- --------
BALANCE SHEET
 INFORMATION:
  Book value per common
   share(3)............. $ 2.94  $ 3.13  $ 4.77 $   5.51 $   5.75 $   5.58 $   6.15
  Total assets.......... $443.2  $574.3  $896.6 $1,053.4 $1,353.5 $1,081.5 $1,398.7
  Long-term debt........ $102.5  $162.6  $291.3 $  252.3 $  412.7 $  260.2 $  394.9
  Stockholders' equity.. $234.4  $254.1  $416.0 $  490.2 $  551.8 $  518.4 $  598.8

--------
(1) Includes write-off of assets, loss of contingency expenses and restructuring charges of $54.1 in 1997, $15.8 in 1996, $62.5 in 1994 and $13.8 in 1993.
(2) Income (loss) from continuing operations per common share are presented on a diluted basis.
(3) Assumes that the conversion of LCI preferred stock into 12.1 million shares of LCI Common Stock occurred in 1993.

                              LCI SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

  The LCI Special Meeting will be held on Friday, June 5, 1998 at 10:30 a.m., local time, at LCI's Operations Center, 4650 Lakehurst Court, Dublin, Ohio, or at any postponement or adjournment thereof, to consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement.

  THE LCI BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF LCI AND ITS STOCKHOLDERS, HAS APPROVED (AND SUBSEQUENTLY UNANIMOUSLY RATIFIED) THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE LCI STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AND THE ADOPTION OF THE MERGER AGREEMENT AT THE LCI SPECIAL MEETING. SEE "PLAN OF MERGER--BACKGROUND OF THE MERGER" AND "--RECOMMENDATION OF THE LCI BOARD; LCI'S REASONS FOR THE MERGER."

RECORD DATE; SHARES ENTITLED TO VOTE

  Only holders of record of LCI Common Stock at the close of business on May 4, 1998, the LCI Record Date, are entitled to notice of and to vote at the LCI Special Meeting. As of the close of business on the LCI Record Date, 98,067,750 shares of LCI Common Stock were outstanding, each of which entitles the registered holder thereof to one vote. As of the LCI Record Date, approximately 1.0% of the outstanding shares of LCI Common Stock were held by the officers and directors of LCI.

QUORUM; VOTE REQUIRED

  The presence in person or by proxy of holders representing a majority of the voting power of the LCI Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the LCI Special Meeting. Adoption of the Merger Agreement by the LCI Stockholders requires the affirmative vote of at least a majority of the outstanding shares of LCI Common Stock entitled to vote thereon at the LCI Special Meeting.

  A properly executed proxy marked "ABSTAIN" or an abstention at the LCI Special Meeting will be counted for purposes of determining whether there is a quorum and will be counted towards the tabulation of votes cast on each proposal presented to the LCI Stockholders and will have the same effect as a negative vote. Shares represented by broker non-votes (i.e., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) although counted for purposes of determining whether there is a quorum at the LCI Special Meeting, will not be counted for any purpose in determining whether the Merger Agreement have been adopted and will therefore have the effect of a vote against the approval of the Merger and the adoption of the Merger Agreement.

PROXIES

  LCI Common Stock represented by properly executed proxies received at or prior to the LCI Special Meeting that have not been revoked will be voted at the LCI Special Meeting in accordance with the instructions contained therein. LCI Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" adoption of the Merger Agreement. LCI Stockholders are requested to complete, sign, date and return promptly the enclosed proxy card in the postage-prepaid envelope provided for this purpose to ensure that their shares are voted. An LCI Stockholder may revoke a proxy at any time before it is voted by signing and returning a later-dated proxy with respect to the same shares, by filing with the Secretary of LCI a written revocation bearing a later date or by attending and voting in person at the LCI Special Meeting. Mere attendance at the LCI Special Meeting will not in and of itself revoke a proxy.

  If the LCI Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the LCI Special Meeting all proxies (except for any proxies that have theretofore effectively been revoked or withdrawn) will be voted in the same manner as such proxies would have been voted at the original convening of the LCI Special Meeting, notwithstanding that such proxies may have been effectively voted on the same or any other matter at a previous meeting.

  The cost of solicitation of proxies for the LCI Special Meeting will be paid by LCI. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of LCI or LCI's financial advisors, without additional compensation, and by telephone, telegram, teletype, facsimile or similar method. LCI will reimburse brokers, fiduciaries, custodians and other nominees for reasonable out-of-pocket expenses incurred in sending this Joint Proxy Statement/Prospectus and other proxy materials to, and obtaining instructions relating to such materials from, beneficial owners of LCI Common Stock. LCI has retained Georgeson & Company, Inc. to aid in the solicitation of proxies and to verify certain records, related to the solicitation at a fee of $7,000 plus certain expenses.

  LCI will also reimburse custodians, nominees and fiduciaries for forwarding proxies and proxy materials to the beneficial owners of its stock.

  LCI STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. AFTER THE MERGER IS COMPLETED, LCI STOCKHOLDERS WILL RECEIVE WRITTEN INSTRUCTIONS FOR EXCHANGING THEIR LCI COMMON STOCK CERTIFICATES FOR QWEST COMMON STOCK CERTIFICATES. LCI STOCKHOLDERS SHOULD CONTINUE TO HOLD THEIR LCI COMMON STOCK CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

                             QWEST SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

  The Qwest Special Meeting will be held on Friday, June 5, 1998 at 10:00 a.m., local time, at the Hyatt Regency Denver, Hyatt Conference Center, 1750 Welton Street, Denver, Colorado, or at any postponement or adjournment thereof, to consider and vote upon (i) a proposal to approve the Qwest Share Issuance and (ii) a proposal to approve the Qwest Certificate Amendment.

  THE QWEST BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF QWEST AND ITS STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT, THE MERGER, AND THE QWEST CERTIFICATE AMENDMENT AND UNANIMOUSLY RECOMMENDS THAT THE QWEST STOCKHOLDERS VOTE "FOR" APPROVAL OF THE QWEST SHARE ISSUANCE AND "FOR" APPROVAL OF THE QWEST CERTIFICATE AMENDMENT AT THE QWEST SPECIAL MEETING. SEE "PLAN OF MERGER--BACKGROUND OF THE MERGER" AND "--RECOMMENDATION OF THE QWEST BOARD; QWEST'S REASONS FOR THE MERGER."

  The approval of the Qwest Share Issuance by the Qwest Stockholders is required by the rules of the Nasdaq National Market because the number of shares of Qwest Common Stock that would be issued in the Merger exceeds 20% of the number of shares of Qwest Common Stock that would be outstanding immediately before the closing of the Merger. The approval of the Qwest Share Issuance is a condition to the obligation of Qwest and Qwest Subsidiary to conclude the Merger. See "THE QWEST SHARE ISSUANCE AND THE QWEST CERTIFICATE AMENDMENT--Reason for Qwest Stockholder Vote."

  The approval of the Qwest Certificate Amendment by the Qwest Stockholders is required by the General Corporation Law of the State of Delaware (the "DGCL") to increase the number of authorized shares of Qwest Common Stock from 400,000,000 shares to 600,000,000 shares. If Qwest elects to increase the Exchange Ratio to more than 1.6951, the consummation of the Merger will also require the approval by the Qwest Stockholders of the Qwest Certificate Amendment since Qwest does not have a number of authorized but unissued shares of Qwest Common Stock sufficient to permit Qwest to issue in the Merger the number of shares that would be required (assuming 211,335,531 shares of Qwest Common Stock, 98,067,750 shares of LCI Common Stock and 13,232,663 LCI stock options and warrants are outstanding immediately before the Effective Time). See "PLAN OF MERGER--Terms of the Merger Agreement--Termination; Possible Exchange Ratio Increase." The number of shares of Qwest Common Stock assumed to be outstanding immediately before the Effective Time gives effect to certain issuances contemplated in connection with Qwest's acquisitions of Phoenix and EUnet. See "THE QWEST SHARE ISSUANCE AND THE QWEST CERTIFICATE AMENDMENT--Reason for Qwest Stockholder Vote."

  Qwest Stockholders are not required by the DGCL, Nasdaq National Market rules or otherwise to adopt the Merger Agreement or approve the Merger, and Qwest Stockholders will not be asked to consider or vote upon any proposal for such purpose.

RECORD DATE; SHARES ENTITLED TO VOTE

  Only holders of record of Qwest Common Stock at the close of business on April 29, 1998, the Qwest Record Date, are entitled to notice of and to vote at the Qwest Special Meeting. As of the close of business on the Qwest Record Date, 207,541,517 shares of Qwest Common Stock were outstanding, each of which entitles the registered holder thereof to one vote. As of the Qwest Record Date, approximately 84.4% of the outstanding shares of Qwest Common Stock were held by the officers and directors of Qwest.

QUORUM; VOTE REQUIRED

  The presence in person or by proxy of holders representing a majority of the voting power of the Qwest Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Qwest Special Meeting. Approval by the Qwest Stockholders of (i) the Qwest Share Issuance requires the affirmative vote of a majority of the total votes cast at the Qwest Special Meeting and
(ii) the Qwest Certificate Amendment requires the affirmative vote of a majority of the outstanding shares of Qwest Common Stock entitled to vote thereon at the Qwest Special Meeting.

  In connection with the execution of the Merger Agreement, LCI, Philip F. Anschutz, the beneficial owner of the Anschutz Shares, and Anschutz Company, the record holder of the Anschutz Shares, entered into the Voting Agreement pursuant to which, among other things, Mr. Anschutz has agreed to cause Anschutz Company, and Anschutz Company has agreed, to vote the Anschutz Shares in favor of the Qwest Share Issuance and the Qwest Certificate Amendment at the Qwest Special Meeting. Because the affirmative vote of the Anschutz Shares (which constitute approximately 83.4% of the outstanding shares of Qwest Common Stock as of the Qwest Record Date) is sufficient to approve the Qwest Share Issuance and the Qwest Certificate Amendment, it is expected that each of such proposals will be adopted at the Qwest Special Meeting, even if no other Qwest Stockholder votes to approve either of the Qwest Share Issuance or the Qwest Certificate Amendment. See "PLAN OF MERGER-- The Voting Agreement." A copy of the Voting Agreement is attached to this Joint Proxy Statement/Prospectus as Exhibit B and is incorporated herein by reference.

  A properly executed proxy marked "ABSTAIN" or an abstention at the Qwest Special Meeting will be counted for purposes of determining whether there is a quorum and will be counted towards the tabulation of votes cast on each proposal presented to the Qwest Stockholders and will have the same effect as a negative vote. Shares represented by broker non-votes (i.e., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) although counted for purposes of determining whether there is a quorum at the Qwest Special Meeting, will not be counted for any purpose in determining whether the Qwest Certificate Amendment has been approved and will therefore have the effect of a vote against the Qwest Certificate Amendment.

PROXIES

  Qwest Common Stock represented by properly executed proxies received at or prior to the Qwest Special Meeting that have not been revoked will be voted at the Qwest Special Meeting in accordance with the instructions contained therein. Qwest Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" approval of the Qwest Share Issuance and "FOR" approval of the Qwest Certificate Amendment. Qwest Stockholders are requested to complete, sign, date and return promptly the enclosed proxy card in the postage-prepaid envelope provided for this purpose to ensure that their shares are voted. A Qwest Stockholder may revoke a proxy at any time before it is voted by signing and returning a later-dated proxy with respect to the same shares, by filing with the Secretary of Qwest a written revocation bearing a later date or by attending and voting in person at the Qwest Special Meeting. Mere attendance at the Qwest Special Meeting will not in and of itself revoke a proxy.

  If the Qwest Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Qwest Special Meeting all proxies (except for any proxies that have theretofore effectively been revoked or withdrawn) will be voted in the same manner as such proxies would have been voted at the original convening of the Qwest Special Meeting, notwithstanding that such proxies may have been effectively voted on the same or any other matter at a previous meeting.

  The cost of solicitation of proxies for the Qwest Special Meeting will be paid by Qwest. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Qwest or Qwest's financial advisors, without additional compensation, and by telephone, telegram, teletype, facsimile or similar method. Qwest will reimburse brokers, fiduciaries, custodians and other nominees for reasonable out-of-pocket expenses incurred in sending this Joint Proxy Statement/Prospectus and other proxy materials to, and obtaining instructions relating to such materials from, beneficial owners of Qwest Common Stock.

  Qwest will also reimburse custodians, nominees and fiduciaries for forwarding proxies and proxy materials to the beneficial owners of its stock.

                                 RISK FACTORS

  In evaluating Qwest and its business, the Merger, the Merger Agreement, the Qwest Share Issuance and the Qwest Certificate Amendment and the transactions contemplated thereby, LCI Stockholders and Qwest Stockholders should carefully consider the following risk factors, as well as the other information included in or incorporated by reference into this Joint Proxy Statement/Prospectus:

UNCERTAINTIES IN INTEGRATING QWEST AND LCI AND REALIZING MERGER BENEFITS

  Qwest and LCI have entered into the Merger Agreement with the expectation that the Merger will result in benefits including, without limitation, operating efficiencies, cost savings and other synergies. See "PLAN OF MERGER--Recommendation of the Qwest Board; Qwest's Reasons for the Merger." Achieving the benefits of the Merger will depend in part upon the integration of the businesses of Qwest and LCI in an efficient manner. Qwest has not previously had significant experience integrating the operations of acquired companies, as Qwest's only acquisitions since the Qwest Initial Public Offering have been the SuperNet transaction, which was consummated on October 22, 1997, the Phoenix transaction, which was consummated on March 30, 1998, and the EUnet transaction, which was consummated on April 14, 1998. In addition, the consolidation of operations will require substantial attention from management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the revenues, levels of expenses and operating results of the combined company. No assurance can be given that Qwest will succeed in integrating the operations of LCI without encountering difficulties or that the expected operating efficiencies, cost savings, synergies and other benefits from such integration will be realized.

UNCERTAINTY OF VALUE OF QWEST COMMON STOCK RECEIVED IN THE MERGER

  No assurances can be given to the LCI Stockholders of the value of the shares of Qwest Common Stock to be issued in the Qwest Share Issuance. The calculation of the Exchange Ratio is generally designed so that LCI Stockholders will receive $42.00 in value of Qwest Common Stock for each share of LCI Common Stock converted in the Merger. If, however, the Average Price is less than $26.9531, LCI Stockholders will receive less than $42.00 in value of Qwest Common Stock for each share of LCI Common Stock converted in the Merger, unless the LCI Board, in its sole discretion, chooses to terminate the Merger Agreement. If, in such circumstances, the LCI Board chooses not to terminate the Merger Agreement, each share of LCI Common Stock would be converted in the Merger into shares of Qwest Common Stock having a value of less than $42.00. Because the LCI Special Meeting will occur on or before the date as of which the final Average Price is determined, LCI Stockholders will not have the power to vote against the Merger if the trading price of Qwest Common Stock falls below $26.9531 after the LCI Special Meeting. See "PLAN OF MERGER--Terms of the Merger Agreement--Termination; Possible Exchange Ratio Increase."

  In addition, no assurances can be given to the LCI Stockholders of the value after the date of consummation of the Merger of the shares of Qwest Common Stock to be issued in the Qwest Share Issuance. After the date of consummation of the Merger, the price of Qwest Common Stock is likely to change based upon changes in the business, operations and prospects of Qwest, general market and economic conditions (including, without limitation, changes in interest rates), regulatory considerations and other factors beyond the control of Qwest.

TAX TREATMENT

  The Merger is intended to be treated as a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and generally tax free to the stockholders of LCI. It is a condition to the obligations of Qwest and LCI to consummate the Merger that they receive opinions from their respective counsel that the Merger will be treated as a reorganization. In rendering their opinions, counsel to Qwest and LCI will rely upon certain representations of Qwest and LCI, made as of the Effective Time. If such representations are untrue, incorrect or incomplete, the Merger may not be treated as a reorganization within the meaning of Section 368(a)(1) of the Code and the receipt in the Merger by LCI Stockholders of Qwest Common Stock may be taxable. See "PLAN OF MERGER-- Certain Federal Income Tax Consequences."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Merger by the LCI Board, LCI Stockholders should be aware that certain directors and executive officers of LCI may be deemed to have conflicts of interest with respect to the Merger. These interests include accelerated vesting of stock options, possible payments for certain executive officers in the event such officers' employment is terminated under certain circumstances, directorships with Qwest for certain LCI directors, indemnification and liability insurance for directors and executive officers of LCI and payment of certain advisory fees. Such interests, together with other relevant factors, were considered by the LCI Board in approving the Merger Agreement and the Merger, except that the interests relating to the payment of certain advisory fees did not arise until after the time the LCI Board considered and approved the Merger Agreement and the Merger. See "PLAN OF MERGER--Interests of Certain Persons in the Merger."

RISKS RELATED TO COMPLETING THE QWEST NETWORK; INCREASING TRAFFIC VOLUME

  Qwest's ability to achieve its strategic objective will depend in large part upon the successful, timely and cost-effective completion of the Qwest Network, as well as on achieving substantial traffic volumes on the Qwest Network. The construction of the Qwest Network will be affected by a variety of factors, uncertainties and contingencies, including Qwest's ability to manage effectively and cost efficiently the construction of the route segments and obtain additional rights-of-way. Many of these factors are beyond Qwest's control. There can be no assurance that the entire Qwest Network will be completed as planned for the costs and in the time frame currently estimated. Although Qwest believes that its cost estimates and the build-out schedule are reasonable, there can be no assurance that the actual construction costs or time required to complete the Qwest Network will not substantially exceed current estimates. In addition, Qwest must substantially increase its current traffic volume in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Qwest Network. There can be no assurance that Qwest will be able to achieve such increased traffic volume. See "-- Competition" and "--Pricing Pressures and Industry Capacity."

OPERATING LOSSES AND WORKING CAPITAL DEFICITS

  Qwest's operations have generated operating losses in recent years and insufficient cash flow to enable it to meet its debt service requirements, capital expenditures and other cash needs. Qwest had a net loss of $6.6 million for the three months ended March 31, 1998 and net earnings of approximately $14.5 million for the year ended December 31, 1997; and Qwest had an accumulated deficit of approximately $38.6 million as of March 31, 1998. Although Qwest had working capital of approximately $568.9 million as of March 31, 1998, Qwest expects to incur approximately $433.0 million of total capital expenditures for the remainder of the year ending December 31, 1998. Qwest has had working capital deficits for each of the four fiscal years prior to 1997. See the Consolidated Financial Statements of Qwest appearing elsewhere in this Joint Proxy Statement/Prospectus.

  Working capital deficits after the Merger would limit Qwest's cash resources, resulting in reduced liquidity. There can be no assurance that Qwest will be able to achieve or sustain operating profitability. Qwest may require additional capital in order to offset operating losses and working capital deficits and to support its strategic objective.

HIGH LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS

  Qwest is highly leveraged. As of March 31, 1998, Qwest had approximately $960.4 million of long-term debt (including the current portion thereof) and stockholders' equity of approximately $407.2 million. As of March 31, 1998, on a pro forma basis, as if the acquisition of LCI had been consummated at that date, Qwest would have had approximately $1,366.0 million of long-term debt (including the current portion thereof) and a debt-to-equity ratio of 0.28 to
1.0. Certain debt instruments to which Qwest and Qwest's subsidiaries are parties limit but do not prohibit the incurrence of additional indebtedness by Qwest, and Qwest expects additional indebtedness to be incurred by Qwest or its subsidiaries in the future. However, there can be no assurance that Qwest will be successful in obtaining additional borrowings when required, or that the terms of such indebtedness will not impair the ability of Qwest to develop its business.

  Qwest's leverage could result in adverse consequences to Qwest. Such consequences may include, among other things: (i) the cash generated by Qwest's operations may be insufficient to meet the payment obligations on the indebtedness and obligations of Qwest and its subsidiaries as they become due;
(ii) Qwest's ability to obtain any necessary financing in the future for completion of the Qwest Network or other purposes may be impaired; (iii) certain of the future borrowings by Qwest or its subsidiaries may be at variable rates of interest that could cause Qwest to be vulnerable to increases in interest rates; (iv) Qwest may be more leveraged than certain of its competitors, which may be a competitive disadvantage; and (v) Qwest's vulnerability to the effects of general economic downturns or to delays or increases in costs of constructing the Qwest Network will be increased. In addition, the debt instruments governing existing and future indebtedness contain, or may contain, covenants that limit the operating and financial flexibility of Qwest and its subsidiaries.

  The ability of Qwest to meet its obligations will be subject to financial, business and other factors, including factors beyond its control, such as prevailing economic conditions. In addition, the ability of Qwest's operating subsidiaries to pay dividends or to make other payments to Qwest may be restricted by the terms of various credit arrangements entered into by such operating subsidiaries, as well as legal restrictions, and such payments may have adverse tax consequences. The debt instruments governing existing and future indebtedness of Qwest contain, or may contain, covenants that limit the operating and financial flexibility of Qwest and its subsidiaries. Failure to generate sufficient cash flow may impair Qwest's ability to obtain additional equity or debt financing or to meet its debt service requirements. In such circumstances, Qwest may be required to renegotiate the terms of the instruments relating to its long-term debt or to refinance all or a portion thereof. There can be no assurance that Qwest would be able to renegotiate successfully such terms or refinance its indebtedness when required or that the terms of any such refinancing would be acceptable to management. If Qwest were unable to refinance its indebtedness or obtain new financing under these circumstances, it would have to consider other options such as the sale of certain assets to meet its debt service obligations, the sale of equity, negotiations with its lenders to restructure applicable indebtedness or other options available to it under the law. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

RISKS RELATING TO THE RENEGOTIATION OF LCI DEBT

  LCI has two revolving credit facilities (collectively, the "LCI Credit Facilities"), three discretionary lines of credit (collectively, the "LCI Lines of Credit") and a receivables securitization program (the "LCI Securitization Program") as sources of capital to fund operations. LCI maintains the LCI Securitization Program to sell a percentage ownership interest in a defined pool of LCI's trade accounts receivable. In addition, LCI has entered into an operating lease agreement for a headquarters building in Arlington, Virginia (the "LCI Headquarters Lease"). The LCI Headquarters Lease includes a maximum residual guarantee of $62.0 million. For additional information with respect to the LCI Credit Facilities, the LCI Lines of Credit, the LCI Securitization Program and the LCI Headquarters Lease, see notes 7 and 8 to LCI's Consolidated Financial Statements contained elsewhere in this Joint Proxy Statement/Prospectus.

  The consummation of the Merger will constitute a change in control of LCI, which is an event of default under the LCI Credit Facilities and the LCI Securitization Program. In addition, an event of default under the LCI Credit Facilities also constitutes an event of default under the LCI Headquarters Lease. The LCI Lines of Credit are discretionary lines which may be discontinued at any time at the sole discretion of the providing banks. Certain other debt securities issued by LCI permit mergers and consolidations, subject to compliance with certain terms of the governing indenture.

  There can be no assurance that Qwest will be able to renegotiate the terms of the LCI Credit Facilities, the LCI Securitization Program or the LCI Headquarters Lease on terms and conditions similar to the current arrangements, or that the syndicate of banks and other parties which have participated in these arrangements with LCI will renegotiate such arrangements or enter into similar arrangements with Qwest after the Merger. There also can be no assurance that the LCI Lines of Credit will continue to be extended by the respective commercial banks after the Merger.

COMPETITION

  The telecommunications industry is highly competitive. Many of Qwest's existing and potential competitors have financial, personnel, marketing and other resources significantly greater than those of Qwest, as well as other competitive advantages. Increased consolidation and strategic alliances in the industry resulting from the Telecommunications Act of 1996 (the "Telecommunications Act") could give rise to significant new competitors to Qwest.

  The success of Qwest's business plan depends in large part on significant increases in its share of the Carrier Services and Commercial Services markets in the medium and long term. In the Carrier Services market, Qwest's primary competitors are other carrier service providers. Within the Carrier Services market, Qwest competes with large and small facilities-based interexchange carriers. For high volume capacity services, Qwest competes primarily with other coast-to-coast and regional fiber optic network providers. There are currently four principal facilities-based long distance fiber optic networks (AT&T, MCI, Sprint and WorldCom, although a proposed WorldCom/MCI merger is pending). Qwest is aware that others are planning additional networks that, if constructed, could employ similar advanced technology as the Qwest Network. In addition, Qwest has sold dark fiber along major portions of the Qwest Network to Frontier Corporation ("Frontier") and GTE Corporation ("GTE"). Accordingly, upon completion of the Qwest Network, Frontier and GTE will each have a fiber network similar in geographic scope and potential operating capability to that of Qwest. Another competitor is constructing, and has already obtained a significant portion of the financing for, a fiber optic network. As publicly announced, the scope of such competitor's network is less than that of Qwest. Nevertheless, it is expected to compete directly with the Qwest Network for many of the same customers along a significant portion of the same routes. A carrier's carrier announced in January 1998 that it plans to sell wholesale capacity on its fiber optic network and that it has entered into an agreement with one of the RBOCs to be the primary user of its network. Qwest believes that this network, although potentially competitive, is different in operating capability from the Qwest Network. Another potential competitor, a new telecommunications company, has announced its intention to create a telecommunications network based on Internet technology. Qwest also sells switched services to both facilities-based carriers and nonfacilities-based carriers (switchless resellers), competing with facilities-based carriers such as AT&T, MCI, Sprint, WorldCom and certain regional carriers. Qwest competes in the Carrier Services market on the basis of price, transmission quality, network reliability and customer service and support. The ability of Qwest to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors. In the Commercial Services market, Qwest's primary competitors include AT&T, MCI, Sprint and WorldCom, all of which have extensive experience in the long distance market. On November 10, 1997, MCI and WorldCom announced a proposed merger, and on March 11, 1998, the stockholders of both companies approved the merger. The impact on Qwest of such a merger or other consolidation in the industry is uncertain. In addition, the Telecommunications Act will allow the RBOCs and others to enter the long distance market. There can be no assurance that Qwest will be able to compete successfully with existing competitors or new entrants in its Commercial Services markets. Failure by Qwest to do so would have a material adverse effect on Qwest's business, financial condition and results of operations.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

  Qwest has substantial business relationships with a few large customers. Qwest's top ten customers accounted for approximately 74.6%, 83.6% and 69.3% of its consolidated gross revenue during the three months ended March 31, 1998 and in the years ended December 31, 1997 and 1996, respectively. Frontier, WorldCom and GTE accounted for 26.9%, 6.0% and 27.4%, respectively, of such revenue for the three months ended March 31, 1998, 31.2%, 6.1% and 36.6%, respectively, of such revenue in 1997 and 26.3%, 27.8% and 0.0%, respectively, of such revenue in 1996, attributable primarily to construction contracts for the sale of dark fiber to these customers that extend through 1998 or into 1999 pursuant to the applicable contract. In 1997, Qwest entered into two substantial construction contracts for the sale of dark fiber to GTE. The Frontier and GTE contracts provide for reduced payments and varying penalties for late delivery of route segments, and allow the purchaser, after expiration of substantial grace periods (ranging generally from 12 to 18 months depending on the reason for late delivery and the segment affected), to delete such non-delivered segment from the system route to be delivered. See "BUSINESS OF QWEST--The Qwest Network--Dark Fiber Sales." A default by any of Qwest's dark fiber purchasers would require Qwest to seek alternative funding sources for capital expenditures. A significant reduction in the level of services Qwest provides for any of its large customers could have a material adverse effect on Qwest's results of operations or financial condition. In addition, Qwest's business plan assumes increased revenue from its Carrier Services operations to fund the expansion of the Qwest Network. Many of Qwest's customer arrangements are subject to termination on short notice and do not provide Qwest with guarantees that service quantities will be maintained at current levels. Qwest is aware that certain interexchange carriers are constructing or considering new networks. Accordingly, there can be no assurance that any of Qwest's Carrier Services customers will increase their use of Qwest's services, or will not reduce or cease their use of Qwest's services, which could have a material adverse effect on Qwest's ability to fund the completion of the Qwest Network.

MANAGING RAPID GROWTH

  Part of Qwest's strategy is to achieve rapid growth by completing the Qwest Network and using the Qwest Network to exploit opportunities expected to arise from regulatory and technological changes and other industry developments. Qwest's growth strategy also includes exploring opportunities for strategic acquisitions, and in this regard, Qwest has completed three acquisitions since the Qwest Initial Public Offering. See "BUSINESS OF QWEST--Recent Developments" and "--Strategy" and "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Overview." As a result of its strategy, Qwest is experiencing rapid expansion that management expects will continue for the foreseeable future. This growth has increased the operating complexity of Qwest. Qwest's ability to manage its expansion effectively will depend on, among other things: (i) expansion, training and management of its employee base, including attracting and retaining highly skilled personnel; (ii) expansion and improvement of Qwest's customer interface systems and improvement or cost-effective outsourcing of Qwest's operational and financial systems; (iii) development, introduction and marketing of new products, particularly in Commercial Services; (iv) integration of acquired operations and (v) control of Qwest's expenses related to the expansion of Carrier Services and Commercial Services. Failure of Qwest to satisfy these requirements, or otherwise manage its growth effectively, would have a material adverse effect on Qwest's business, financial condition and results of operations.

PRICING PRESSURES AND INDUSTRY CAPACITY

  The long distance transmission industry has generally been characterized as having overcapacity and declining prices since shortly after the AT&T divestiture in 1984. Although Qwest believes that, in the last several years, increasing demand has resulted in a shortage of capacity and slowed the decline in prices, Qwest anticipates that prices for Carrier Services and Commercial Services will continue to decline over the next several years due primarily to (i) installation by Qwest and its competitors (certain of which are expanding capacity and constructing or considering new networks) of fiber that provides substantially more transmission capacity than will be needed over the short or medium term, (ii) recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber, and (iii) strategic alliances or similar transactions, such as long distance capacity purchasing alliances among certain RBOCs, that increase the parties' purchasing power. Also, Qwest's existing construction contracts for the sale of dark fiber and other potential contracts or arrangements with other carriers will increase supply and may lower prices for traffic on the Qwest Network. Such pricing pressure could have a material adverse effect on the business of Qwest and on its financial condition and results of operations, including its ability to complete the Qwest Network successfully. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

RAPID TECHNOLOGICAL CHANGES

  The telecommunications industry is subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those provided by Qwest. While Qwest believes that for the foreseeable future technology changes will neither materially affect the continued use of fiber optic cable nor materially hinder Qwest's ability to acquire necessary technologies, the effect of technological changes on Qwest's operations cannot be predicted and could have a material adverse effect on Qwest's business, financial condition and results of operations.

NEED TO OBTAIN AND MAINTAIN RIGHTS-OF-WAY

  Although as of March 31, 1998, Qwest already had right-of-way agreements covering approximately 97% of the Qwest Network, Qwest must obtain additional rights-of-way and other permits to install underground conduit from railroads, utilities, state highway authorities, local governments and transit authorities. There can be no assurance that Qwest will be able to maintain all of its existing rights and permits or to obtain and maintain the additional rights and permits needed to implement its business plan on acceptable terms. Loss of substantial rights and permits or the ability to use such rights or the failure to enter into and maintain required arrangements for the Qwest Network could have a material adverse effect on Qwest's business, financial condition and results of operations.

REGULATION RISKS

  Qwest's operations are subject to extensive federal and state regulation. Carrier Services and Commercial Services (but not Network Construction Services) are subject to the provisions of the Communications Act of 1934, as amended, including the Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states, including regulation by PUCs and other state agencies. Generally, Qwest must obtain and maintain certificates of authority from regulatory bodies in most states where it offers intrastate services and must obtain prior regulatory approval of tariffs for its intrastate services in most of these jurisdictions.

  Regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation that may be applicable to Qwest. Some of Qwest's operations are also subject to a variety of environmental, safety, health and other governmental regulations. There can be no assurance that future regulatory, judicial or legislative activities will not have a material adverse effect on Qwest.

  The Telecommunications Act may have potentially significant effects on the operations of Qwest. The Telecommunications Act, among other things, allows the RBOCs and GTE to enter the long distance business and enables other entities, including entities affiliated with power utilities and ventures between local exchange carriers ("LECs") and cable television companies, to provide an expanded range of telecommunications services. Entry of such companies into the long distance business would result in substantial additional competition in Commercial Services and Carrier Services, affecting Qwest and its customers, which may have a material adverse effect on Qwest and such customers. However, Qwest believes that entry by the RBOCs and other companies into the market will create opportunities for Qwest to sell fiber or lease long distance high volume capacity.

  Qwest monitors compliance with federal, state and local regulations governing the discharge and disposal of hazardous and environmentally sensitive materials, including the emission of electromagnetic radiation. Although Qwest believes that it is in compliance with such regulations, there can be no assurance that any such discharge, disposal or emission might not expose Qwest to claims or actions that could have a material adverse effect on Qwest. See "BUSINESS OF QWEST--Regulatory Matters."

  In addition, the consummation of the Merger is subject to certain regulatory requirements, including expiration or termination of the applicable waiting periods under the HSR Act and the receipt by Qwest and LCI of any necessary regulatory approvals from the FCC and any necessary material regulatory approvals from the public utilities commissions, public service commissions and other comparable regulatory agencies of several states. See "PLAN OF MERGER--Regulatory Approvals", "BUSINESS OF LCI--Regulatory Matters" and "BUSINESS OF QWEST--Regulatory Matters."

RELIANCE ON KEY PERSONNEL

  Qwest's operations are, and after the consummation of the Merger will continue to be, managed by certain key executive officers, the loss of any of whom could have a material adverse effect on Qwest. Qwest believes that its growth and future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that Qwest will be able to hire or retain necessary personnel. The loss of senior management or the failure to recruit additional qualified personnel in the future could significantly impede attainment of Qwest's financial, expansion, marketing and other objectives.

CONCENTRATION OF VOTING POWER; POTENTIAL CONFLICTS OF INTEREST

  Philip F. Anschutz, a director and Chairman of Qwest, beneficially owned approximately 83.4% of the issued and outstanding shares of Qwest Common Stock on the Qwest Record Date. Based on the number of shares of Qwest Common Stock and LCI Common Stock issued and outstanding as of the Qwest Record Date and the LCI Record Date, respectively, and assumed Exchange Ratios of 1.0625 and
1.5583 (the minimum and maximum possible Exchange Ratios, respectively, assuming that the Average Price is not less than $26.9531), upon consummation of the Merger Mr. Anschutz would beneficially own approximately 55.5% or approximately 48.0%, respectively, of the issued and outstanding shares of Qwest Common Stock. As a result, Mr. Anschutz currently has, and after the consummation of the Merger will continue to have, the power to elect all the directors of Qwest and to control the vote on all other matters, including significant corporate actions. Also, Mr. Anschutz is a director and holds approximately 5% of the stock of Union Pacific Railroad Company, subsidiaries of which own railroad rights-of-way on which a significant portion of the Qwest Network has been and will be built. In recent years, Qwest has relied upon capital contributions, advances and guarantees from Anschutz Company and affiliates. Qwest intends to finance its own operations in the future through internally and externally generated funds without financial support from its parent. See "--Operating Losses and Working Capital Deficits" and "--High Leverage; Ability to Service Indebtedness."

ANTI-TAKEOVER PROVISIONS

  Qwest's Amended and Restated Certificate of Incorporation (the "Qwest Certificate of Incorporation") and Bylaws (the "Qwest Bylaws") include certain provisions that may have the effect of delaying, deterring or preventing a future takeover or change in control of Qwest unless such takeover or change in control is approved by the Qwest Board. Such provisions may render the removal of directors and management more difficult. The Qwest Certificate of Incorporation places certain restrictions on who may call a special meeting of stockholders. In addition, the Qwest Board has the authority to issue up to 25,000,000 shares of preferred stock (the "Qwest Preferred Stock") and to determine the price, rights, preferences, and privileges of those shares without any further vote or actions by the stockholders. The rights of the holders of Qwest Common Stock will be subject to, and may be adversely affected by, the right of the holders of any Qwest Preferred Stock that may be issued in the future. The issuance of such shares of Qwest Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of the outstanding voting stock of Qwest. In addition, Qwest is subject to the anti-takeover provisions of
Section 203 of the DGCL ("Section 203"), which will prohibit Qwest from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing change of control of Qwest. Furthermore, certain provisions of Qwest's Bylaws, including provisions that provide the exact number of directors shall be determined by a majority of the Qwest Board and that vacancies on the Qwest Board may be filled by a majority vote of the directors then in office (though less than a quorum), may have the effect of delaying or preventing changes in control or management of Qwest, and could adversely affect the market price of the Qwest Common Stock. Additionally, certain federal regulations require prior approval of certain transfers of control which could also have the effect of delaying, deferring or preventing a change of control. See "BUSINESS OF QWEST--Regulatory Matters--Federal Regulation" and "DESCRIPTION OF QWEST CAPITAL STOCK."

DIVIDEND POLICY; RESTRICTION ON PAYMENT OF DIVIDENDS

  Qwest does not anticipate paying cash dividends in the foreseeable future. Qwest's ability to pay dividends is limited by its debt instruments. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

POSSIBLE VOLATILITY OF STOCK PRICE

  Qwest made the Qwest Initial Public Offering in June of 1997 and, accordingly, has a limited history as a public company. Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. The trading price of Qwest Common Stock could be subject to wide fluctuations in response to numerous factors, including, but not limited to, quarterly variations in operating results, competition, announcements of technological innovations or new products by Qwest or its competitors, product enhancements by Qwest or its competitors, regulatory changes, any differences in actual results and results expected by investors and analysts, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Qwest Common Stock. Furthermore, as a result of the Merger, the public float of Qwest Common Stock immediately following the Effective Time will be approximately five times greater than the current public float of Qwest Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  As of the Qwest Record Date, 207,541,517 shares of Qwest Common Stock were outstanding, including approximately 173,000,000 "restricted" shares that currently are eligible for sale in the public securities market without registration under the Securities Act to the extent permitted by and pursuant to Rule 144 under the Securities Act ("Rule 144"). In addition, approximately 2,083,024 shares of Qwest Common Stock beneficially owned by officers and directors of Qwest who may be "affiliates" of Qwest within the meaning of Rule 144 currently are eligible for sale to the extent permitted by and pursuant to Rule 144.

  In general, under Rule 144, if one year has elapsed since the later of the date of acquisition of restricted shares from Qwest or any "affiliate" of Qwest, as that term is defined under the Securities Act, or if shares are held by any "affiliate," the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Qwest Common Stock or the average weekly trading volume of shares of Qwest Common Stock on all exchanges and reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sales, notice requirements and the availability of current public information about Qwest. If two years have elapsed since the date of acquisition of restricted shares from Qwest or from any "affiliate" of Qwest, and the holder thereof is deemed not to have been an affiliate of Qwest at any time during the 90 days preceding a sale, such person would be entitled to sell such Qwest Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  Qwest has an effective registration statement under the Securities Act with respect to 20,000,000 shares of Qwest Common Stock reserved for issuance under the Equity Incentive Plan (as defined below). All shares issuable under these plans generally may be resold by non-affiliates upon issuance in the public market without restriction under the Securities Act and by affiliates subject to the limitations of Rule 144. As of December 31, 1997, approximately 13,946,000 shares of Qwest Common Stock were subject to outstanding options under the Equity Incentive Plan. As of December 31, 1997, there were 8,600,000 shares issuable under a warrant held by an affiliate of Anschutz Company. See "PRINCIPAL QWEST STOCKHOLDER."

  In connection with the acquisition of EUnet, Qwest will issue approximately
3.6 million shares of Qwest Common Stock to stockholders and optionholders of EUnet. Such shares will be issued in a private placement exempt from registration under the Securities Act and will bear restrictive legends. Qwest has agreed to undertake the registration of the resale of such shares of Qwest Common Stock under the Securities Act not later than the earlier of (i) three weeks after the closing of the Merger or (ii) September 30, 1998 (or, under certain circumstances, a later date, but no later than October 31, 1998). In connection with such registration, EUnet stockholders will also receive, at Qwest's option, either (i) approximately $14.4 million in cash (plus interest to the date of payment) or (ii) additional shares of Qwest Common Stock having the value of such cash payment, based upon an average of the closing prices for 15 consecutive trading days commencing 20 trading days before the effective date of such registration. Of the number of shares of Qwest Common Stock to be issued in the transaction, approximately .6 million shares will be placed in escrow for two years, and may be recovered by Qwest to satisfy any indemnification claims. Any shares of Qwest Common Stock remaining in escrow after the satisfaction of any indemnification claims will be transferred to the former EUnet stockholders. See "BUSINESS OF QWEST--Recent Developments."

  Sales of a substantial amount of Qwest Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of Qwest Common Stock prevailing from time to time in the public market and could impair Qwest's ability to raise additional capital through the sale of its equity securities.

                                PLAN OF MERGER

BACKGROUND OF THE MERGER

  On October 13, 1997, Joseph P. Nacchio, President and Chief Executive Officer of Qwest, suggested to H. Brian Thompson, Chairman of the Board and Chief Executive Officer of LCI, at an industry trade convention that Qwest and LCI consider the possibility of a business combination. Philip F. Anschutz, Chairman of the Qwest Board, made the same suggestion to Mr. Thompson by telephone several days later. The conversations were very general in nature and did not include any proposals with respect to a specific price (or range of prices) or structure for any such transaction. A number of years earlier, Mr. Thompson had suggested to Mr. Anschutz the possibility of a strategic transaction involving the two companies.

  On October 26, 1997, Mr. Thompson and Mr. Anschutz met at an athletic event in Washington, D.C. at which Mr. Anschutz mentioned the possibility of a business combination between Qwest and LCI. Cannon Y. Harvey and Craig D. Slater, each a director of Qwest, were also present. No substantive discussions regarding a business combination took place at such time. From time to time beginning in this period, Douglas M. Karp, an outside director of LCI who over the years has provided strategic advice and guidance to LCI's management and Board, had conversations with LCI's management and representatives of Qwest regarding Qwest's interest in a possible business combination with LCI.

  On November 10, 1997, while traveling together from New York City to Washington, D.C., Mr. Anschutz again expressed his interest to Mr. Thompson regarding a possible business combination between Qwest and LCI. No substantive discussions regarding a business combination took place at such time.

  On November 18, 1997, Joseph A. Lawrence, Executive Vice President and Chief Financial Officer of LCI, met in New York City with Mr. Slater and Marc B. Weisberg, Senior Vice President--Corporate Development of QCC. They discussed the possibility of a business combination of Qwest and LCI and discussed certain publicly available information regarding Qwest and LCI. They did not discuss a specific price (or range of prices) or structure for such a transaction.

  By letter dated November 24, 1997, Mr. Anschutz proposed to Mr. Thompson that Qwest and LCI commit to a three week process by which the companies would complete reciprocal due diligence and negotiate the terms of a definitive merger agreement. Mr. Anschutz's letter indicated that, upon satisfactory negotiation of all necessary agreements, Qwest would be in a position to establish the price/exchange ratio for a merger of LCI with Qwest, which Qwest expected would provide a substantial premium over the current market price of LCI Common Stock. The letter also noted the strategic advantages of the combination of the two companies. In particular, the letter mentioned that Qwest's ability to accelerate the utilization of capacity on the Qwest Network with LCI's customers would significantly reduce LCI's network costs and enhance the combined growth potential of the two companies.

  On December 2, 1997, Mr. Thompson responded to Mr. Anschutz by telephone and suggested that Mr. Lawrence meet again with Qwest representatives. In the morning of December 8, 1997, Mr. Lawrence and a representative of Lehman Brothers, financial advisor for LCI, met in New York City with Messrs. Slater and Weisberg and Lewis O. Wilks, President--Business Markets of QCC, Brij Khandelwal, Executive Vice President and Chief Information Officer of QCC, Stephen M. Jacobsen, Senior Vice President--Consumer Markets of QCC, and representatives of Salomon Smith Barney, financial advisor for Qwest. In the afternoon of that day Messrs. Slater, Weisberg and Lawrence, representatives of Salomon Smith Barney and a representative of Lehman Brothers resumed discussions at the offices of Qwest in Morristown, New Jersey, and were joined by Mr. Nacchio. In their meetings, the participants discussed publicly available information and the general terms of the business strategies of Qwest and LCI, respectively. The participants did not discuss a specific price (or range of prices) or structure for a business combination of Qwest and LCI.

  By letter dated December 11, 1997 (the "December 11th Letter"), Mr. Nacchio told Mr. Thompson that the December 8 meetings helped to confirm the complementary nature of the businesses of Qwest and LCI and the potential strategic benefits which could be gained by combining the two companies. The December 11th

Letter noted that Qwest's ability to accelerate the utilization of capacity on the Qwest Network with LCI's customers and the use of the combined sales force of the companies to market a broadened product line would significantly reduce LCI's network costs and enhance the growth potential and competitive position of LCI. The December 11th Letter also noted that Qwest was continuing to deploy the Qwest Network at a rapid pace and was moving quickly to implement its strategic plan. The December 11th Letter stated that a combination of the companies at that time would produce the maximum benefit to both companies. The December 11th Letter noted that, to the extent that time passed and each company continued to execute its business plan (i.e., deploying switches, enhancing network assets and other platforms and pursuing international opportunities), Qwest believed that the anticipated benefits of a merger with LCI would diminish. The December 11th Letter indicated that Qwest was prepared to begin its due diligence investigation immediately in order to be in a position to sign a definitive merger agreement within two weeks. Based upon information about LCI that was then publicly available, the December 11th Letter stated that Qwest would be prepared to offer, subject to due diligence and satisfactory negotiation of a definitive merger agreement, a value of $36.00 for each share of LCI Common Stock. Mr. Nacchio asked for a response by the close of business on December 16, 1997, at which time the parties would agree to a two-week timetable to complete reciprocal due diligence investigations and negotiate the terms of a definitive merger agreement on an exclusive basis.

  At a meeting held on December 15, 1997, the LCI Board discussed the prior correspondence and discussions between the members of management of LCI and Qwest regarding a possible business combination. All of the directors participated in the meeting. Legal counsel was present at the meeting and advised the directors as to their fiduciary obligations in the context of a potential business combination transaction. Following preliminary discussions of the December 11th Letter, representatives of Lehman Brothers gave a presentation to the LCI Board regarding Qwest, the December 11th Letter and comparative information pertaining to other acquisitions in the telecommunications industry. After the presentation by Lehman Brothers, the LCI Board continued to discuss the December 11th Letter as well as the ability of LCI to sustain the success it had achieved during the past few years in the current competitive marketplace. In conjunction with the representatives of Lehman Brothers, the LCI Board discussed other possible business combination partners and opportunities. The LCI Board concluded that the $36.00 per share consideration set forth in the December 11th Letter was too low and that the letter did not address important details such as the form of the consideration and a transition plan. Based on the foregoing, the LCI Board determined that the letter did not constitute an offer that merited substantive response.

  Based on the discussions at the December 15th meeting of the LCI Board, by letter dated December 16, 1997, Mr. Lawrence advised Mr. Nacchio that the LCI Board had given careful consideration to the December 11th Letter, but that LCI was not for sale. Mr. Lawrence's letter further indicated that in order for the LCI Board to consider a sale of LCI, an offer would have to be substantially in excess of the value indicated in the December 11th Letter in order to reflect LCI's long-term value. Mr. Lawrence also noted that the December 11th Letter was vague or silent with respect to a number of material matters, and that the LCI Board did not believe it was in the best interests of the LCI Stockholders to comment further at that time.

  By letter dated February 19, 1998 (the "February 19th Letter"), Mr. Anschutz advised members of the LCI Board that, based upon information about LCI that was then publicly available, Qwest would be prepared to offer $40.00 in value of shares of Qwest Common Stock for each share of LCI Common Stock, subject to a collar. The collar would provide for a range of exchange ratios, within a maximum exchange ratio and a minimum exchange ratio, at which one share of LCI Common Stock would be exchanged for shares of Qwest Common Stock, and the actual exchange ratio would vary within such limits depending upon the market price per share of Qwest Common Stock at the closing of the merger. A term sheet was included with the letter that summarized certain material terms of a proposed merger agreement including the $40.00 per share offer, an exchange ratio collar that was 20% above and 20% below a then current average trading price of Qwest Common Stock, termination rights for each party if the Qwest stock price was not within the range of the collar, other termination rights, "no shop" provisions and termination fees. The February 19th Letter remained subject to a due diligence condition and stated that Qwest was prepared to begin its due diligence investigation immediately in order to be in a position to sign a definitive merger agreement within two weeks. The February 19th Letter also enclosed copies of a letter agreement that included confidentiality, exclusivity and standstill provisions that Qwest believed would be appropriate for both LCI and Qwest during the period in which they concluded their respective due diligence investigations and agreed upon the definitive merger agreement. Mr. Anschutz asked for a response by the close of business on February 23, 1998.

  On February 23, 1998, the LCI Board met by conference telephone call to consider the February 19th Letter. All of the directors participated on the call and were joined by representatives of Lehman Brothers and legal counsel. The directors discussed the terms of the February 19th Letter among themselves and with Lehman Brothers and legal counsel. Messrs. Thompson and Lawrence also briefly summarized LCI's budget for 1998 and its proposed five year strategic plan which was to be presented in detail to the directors at their next scheduled meeting on March 5, 1998. The LCI Board noted that the February 19th Letter was more detailed than the December 11th Letter and that the proposed consideration had increased from $36.00 per share to $40.00 per share, but that it continued to be conditioned on the satisfactory completion of Qwest's due diligence investigation. Representatives of Lehman Brothers gave a presentation to the LCI Board regarding the February 19th Letter and the LCI Board discussed other potential business combinations involving LCI. Following further discussion, the LCI Board decided to permit Qwest a limited period in which to conduct its due diligence investigation of LCI in order for Qwest to be in a position to determine promptly whether or not to make a firm proposal. As such, the LCI Board directed legal counsel for LCI to negotiate a confidentiality agreement with legal counsel for Qwest pursuant to which each party could promptly conduct due diligence investigations of the other and to point out to Qwest's legal counsel certain concerns of the LCI Board with respect to the February 19th Letter and the attached term sheet, including the "no shop," termination and termination fee provisions set forth therein.

  On February 23, 1998, Mr. Lawrence told Mr. Slater by telephone that, subject to the execution of a mutually agreeable confidentiality agreement that subjected Qwest to certain standstill provisions, LCI was prepared to commence mutual due diligence investigations with Qwest so that Qwest would be in a position to make a definitive offer to LCI on or before March 4, 1998 with respect to a business combination.

  On February 24, 1998, Simpson Thacher & Bartlett and Kramer, Levin, Naftalis & Frankel, the law firms serving as legal counsel for LCI, delivered to O'Melveny & Myers LLP, the law firm serving as legal counsel for Qwest, a draft letter agreement that provided for, among other things, (a) mutual confidentiality provisions and (b) the agreement by Qwest for a period of 24 months after the date of a notice of termination of discussions under the letter that Qwest and its affiliates would not participate in any way in connection with any purchase of any of LCI's assets or any securities of LCI or any attempt to influence or control LCI's management or policies. (Qwest's proposal had included a 12-month standstill that was more limited in scope.) Unlike Qwest's proposed confidentiality agreement, LCI's letter did not require LCI to negotiate with Qwest on an exclusive basis. Following negotiations between legal counsel for Qwest and legal counsel for LCI, Qwest and LCI agreed on the terms of the letter agreement on February 25, 1998 substantially in the form presented by legal counsel for LCI, except that the parties agreed to an 18-month standstill period and certain limited standstill termination provisions. LCI and Qwest executed the letter agreement on February 26, 1998.

  On February 26, 27 and 28, 1998, Robert S. Woodruff, Executive Vice President--Finance of Qwest, Messrs. Harvey, Slater, Weisberg, Wilks and Jacobsen, Larry A. Seese, Executive Vice President--Network Engineering and Operations of QCC, and certain other representatives of Qwest and legal counsel for Qwest visited a site in McLean, Virginia at which Messrs. Thompson, Lawrence, Mr. Marshall W. Hanno, Senior Vice President, Commercial Segment of LCI, Mr. Lawrence J. Bouman, Senior Vice President of Network Engineering, Operations and Technology of LCI, Mr. Lee M. Weiner, Vice President and General Counsel of LCI, Mr. Jeffrey VonDeylen, Vice President and Corporate Controller of LCI, certain other representatives of LCI and representatives of Lehman Brothers were available to discuss LCI and its business, operations, condition and prospects and at which certain documents assembled by LCI in connection with the foregoing were made available for inspection.

  Beginning on February 27, 1998, legal counsel for LCI and Qwest discussed by telephone certain terms that counsel for LCI believed would be appropriate to include in a merger agreement if LCI and Qwest were to determine to proceed with a transaction after having completed their respective due diligence investigations. Counsel for LCI stated that the LCI Board would like Qwest to submit a best and final offer, together with a draft merger agreement, as shortly thereafter as possible, but in any event prior to the meeting of the LCI Board scheduled for March 5, 1998.

  On March 1, 2 and 3, 1998, Messrs. Lawrence, Bouman, Weiner, VonDeylen, Mr. James D. Heflinger, Senior Associate General Counsel of LCI, Mr. Patrick S. Miller, Associate General Counsel of LCI, representatives of Lehman Brothers, outside legal counsel for LCI and representatives of Arthur Andersen LLP visited a site in Denver, Colorado where Messrs. Nacchio, Woodruff, Wilks, Seese, Jacobsen, Weisberg, Khandelwal, Nayel S. Shafei, Executive Vice President--Product Development of QCC, Joseph T. Garrity, Senior Director-- Legal, Regulatory and Legislative Affairs of QCC, and certain representatives of KPMG Peat Marwick LLP and certain representatives of Salomon Smith Barney, financial advisor for Qwest, were available to discuss Qwest and its business, operations, condition and prospects and at which certain documents assembled by Qwest in connection with the foregoing were available for inspection.

  By letter dated March 4, 1998, Mr. Anschutz advised the LCI Board that Qwest had completed its due diligence investigation of LCI and that Qwest was prepared to enter into a definitive agreement at the price and substantially on the terms contained in the statement of terms enclosed with the February 19th Letter. Legal counsel for Qwest separately delivered to legal counsel for LCI a draft merger agreement, which substantially reflected the provisions of the statement of terms delivered to LCI with the February 19th Letter. Prior to the LCI Board dinner on March 4, 1998, legal counsel for LCI and Qwest discussed the draft agreement in preliminary terms by telephone and Mr. Lawrence and Mr. Karp had additional discussions with respect to the substantive terms of the proposal with Mr. Harvey.

  On March 5, 1998, the LCI Board met to discuss the draft merger agreement and related matters in detail, including the results of the due diligence investigations made on March 1, 2 and 3, 1998. All of the directors attended this meeting and were joined by representatives of Lehman Brothers and legal counsel. The LCI Board received presentations from LCI management, Lehman Brothers and LCI's legal counsel. In addition, Messrs. Lawrence and Karp reported on their discussions with representatives of Qwest and the extent to which such representatives had indicated flexibility with respect to certain material terms of the proposed transaction. In connection with its discussions of the proposed merger, the LCI Board also reviewed LCI's proposed five year strategic plan which management presented to the LCI Board at the meeting. The LCI Board directed Messrs. Lawrence and Karp to attempt to negotiate the terms of a definitive merger agreement providing, among other things, for an exchange ratio of one share of LCI Common Stock for a number of shares of Qwest Common Stock having a value based on an appropriate average trading price calculation of at least $42.00 per share of LCI Common Stock, subject to a collar with maximum and minimum limits that were 110% and 70%, respectively, of the exchange ratio that would be obtained by dividing $42.00 per share by the current trading price per share of the Qwest Common Stock, as well as a termination right for LCI in the event the trading price of the Qwest Common Stock was below the collar's minimum limit. The LCI Board also observed that the merger agreement should permit LCI to respond to an unsolicited proposal for a superior alternative transaction and to terminate the merger agreement if the LCI Board chose to approve such a superior alternative transaction. The LCI Board noted, after discussions with its advisors, that, while LCI should seek to obtain a lower termination fee, Qwest's proposed termination fee of approximately 3% of LCI's equity value would not meaningfully impair the possibility of a superior alternative transaction. LCI's Board also observed that the triggers for payment of the termination fee proposed by Qwest were too broad and instructed Messrs. Lawrence and Karp to attempt to negotiate tighter triggers. Management and Lehman Brothers also advised the LCI Board as to the status of contacts with third parties as to any interest on their part in a potential business combination with LCI. In order to be better positioned to evaluate and respond to any future business combination proposal from Qwest or any third party by understanding LCI's alternatives, since late December, with the authorization of the LCI Board, Lehman Brothers and senior management of LCI, in coordination with Mr. Karp, had been identifying the presence and level of interest of other possible strategic business partners of LCI. Lehman Brothers and senior management of LCI discussed with several third parties the business strategies of LCI and such third party, the possible advantages of a combination of LCI with such third party and certain publicly available information regarding LCI and such third party. No third party had taken any formal steps to pursue a potential business combination with LCI, except for one company which signed a confidentiality agreement with LCI and conducted a limited due diligence investigation prior to LCI's execution of the Merger Agreement. At the time LCI entered into the Merger Agreement, such company had not made a firm proposal to engage in a business combination with LCI and, following the announcement of the execution of the Merger Agreement, advised LCI that, in light of such announcement, it would not be prepared to do so.

  Late in the afternoon on March 5, 1998, Messrs. Lawrence and Karp advised Messrs. Harvey and Slater by telephone of the position taken by the LCI Board earlier in the day. Messrs. Harvey and Slater responded that Qwest would probably be amenable to a $42.00 per share exchange ratio, but no more, and was willing to consider an asymmetrical collar and suggested that the parties and their respective legal counsel meet to negotiate all of the material terms of the transaction.

  On March 6, 7, and 8, 1998, Messrs. Weisberg, Harvey and Slater, together with legal counsel for Qwest, met in New York with Messrs. Lawrence, Karp and Weiner, together with a representative of Lehman Brothers and legal counsel for LCI, to resolve the principal open issues and to negotiate the terms of the definitive merger agreement. The negotiations addressed, among other things, the breadth and symmetry of the collar within which the LCI Stockholders would receive $42.00 of value per share based on the Average Price, covenants limiting the operations and activities of Qwest and LCI between the date of the merger agreement and the closing of the proposed merger and the "no shop," termination and termination fee provisions. Mr. Nacchio was also in attendance for discussions with Messrs. Lawrence and Karp on the morning of March 7 and on the evening of March 8. The LCI and Qwest representatives agreed to fix the lower and upper limits of the collar at
1.0625 shares and 1.5583 shares, respectively, of Qwest Common Stock for each share of LCI Common Stock, which ratios were 110% and 75%, respectively, of the exchange ratio determined by dividing $42.00 per share by $35 15/16 per share, the closing price per share of Qwest Common Stock reported on the Nasdaq National Market on March 5, 1998. The LCI and Qwest representatives largely adopted the proposals made by the LCI representatives with respect to the "no shop," termination and termination fee provisions, except that the Qwest representatives continued to insist and the LCI representatives ultimately agreed that the value of the termination fee equal approximately 3% of the equity value of LCI. The LCI and Qwest representatives also negotiated the terms of the Voting Agreement among LCI, Mr. Anschutz and Anschutz Company and the terms of various continuity arrangements for members of management and other employees of LCI.

  On March 8, 1998, beginning at 10:00 a.m., Mountain standard time, the Qwest Board met by telephone conference call to consider the Merger Agreement, the Merger and the Qwest Certificate Amendment. All directors were present at the meeting. Qwest's management, financial advisors and legal counsel presented to the Qwest Board the terms of the Merger Agreement and the Qwest Certificate Amendment. In addition, Salomon Smith Barney presented its oral opinion, subsequently confirmed in writing, as to the fairness, from a financial point of view, to Qwest of the Common Stock Exchange Ratio. Its opinion did not address the fairness of the Exchange Ratio if the Exchange Ratio exceeds
1.5583. See "--Opinion of Qwest's Financial Advisor." The directors also considered the other matters summarized below under "--Recommendation of the Qwest Board; Qwest's Reasons for the Merger." The directors then unanimously
(i) determined that the Merger Agreement and the Merger are in the best interests of Qwest and the Qwest Stockholders, (ii) approved the Merger Agreement and the Merger, (iii) approved the Qwest Certificate Amendment and
(iv) recommended that the Qwest Stockholders approve the Qwest Certificate Amendment and the Qwest Share Issuance. Qwest advised LCI that the Qwest Board had approved the Merger Agreement, the Merger and the Qwest Certificate Amendment.

  On March 8, 1998, beginning at 8:00 p.m., Eastern standard time, all members of the LCI Board participated on a telephone conference call to consider the Merger Agreement and the Merger. LCI's management, financial advisor and legal counsel discussed the Merger with the LCI Board. In addition, Lehman Brothers made its final presentation to the LCI Board regarding the Merger and delivered its opinion as to fairness, from a financial point of view, of the consideration to be received by the LCI Stockholders. See "--Opinion of LCI's Financial Advisor." The LCI Board also considered the matters summarized below under "--Recommendation of the LCI Board; LCI's Reasons for the Merger." Upon conclusion of the discussion, by vote of five in favor and two against, the LCI Board approved the Merger Agreement and the transactions contemplated thereby, approved an amendment to the LCI Rights Agreement (as defined below) to exempt the Merger from the application thereof and resolved to recommend that the LCI Stockholders approve the Merger and adopt the Merger Agreement. At the meeting, Messrs. Thompson and Erving voted against the Merger. Mr. Thompson observed that LCI has had great success as an independent company producing strong quarterly results. Given his view that LCI should have continuing strong prospects, Mr. Thompson believed that LCI could continue to prosper as an independent company under its current management without engaging in a business combination. Mr. Thompson also noted that Qwest is implementing a developing business plan and has a relatively less extensive business track record than LCI's. In light of these observations, Messrs. Thompson and Erving indicated that, while not opposed to the Merger in and of itself, or its financial and other terms which they viewed as quite favorable to LCI and its stockholders, they did not feel comfortable voting in favor of the transaction at that time without more specific definition as to how the visions of the two companies and their respective organizations would actually be integrated.

  On the evening of March 8, 1998, Messrs. Nacchio and Thompson executed and delivered the Merger Agreement on behalf of Qwest and Qwest Subsidiary, and LCI, respectively, and LCI, Mr. Anschutz and Anschutz Company executed and delivered the Voting Agreement.

  Subsequent to the March 8th meeting, in light of post-signing events and transition discussions with Qwest management, Messrs. Thompson and Erving determined that they wished to vote formally in favor of the Merger. The LCI Board held a meeting on April 9, 1998 at which Messrs. Thompson and Erving each indicated his desire to record his vote in favor of the Merger and to join the other members of the LCI Board in recommending the Merger to the LCI Stockholders. After discussion, the LCI Board voted unanimously to ratify its prior determination that the Merger and the Merger Agreement are in the best interests of LCI and its stockholders and its prior approval of the Merger Agreement and the transactions contemplated thereby, unanimously to ratify its prior approval of the amendment to the LCI Rights Agreement to exempt the Merger from the application thereof and unanimously resolved to recommend that the LCI Stockholders approve the Merger and adopt the Merger Agreement.

  On May 4, 1998, in connection with the proposed settlement of certain litigation, the parties amended the Merger Agreement to reduce the amount of the termination fee from $133 million to $125 million. See "--Litigation."

  For a description of the terms of the Merger Agreement, see "--Terms of the Merger Agreement" below, and for a description of the terms of the Voting Agreement, see "--The Voting Agreement" below.

RECOMMENDATION OF THE LCI BOARD; LCI'S REASONS FOR THE MERGER

  The LCI Board believes that the Merger offers the LCI Stockholders an opportunity to receive a significant premium on their shares of LCI Common Stock and participate in a combined organization that the LCI Board believes will be a stronger competitor in the telecommunications industry. The LCI Board has carefully considered the terms of the proposed Merger and has unanimously determined that the Merger and the Merger Agreement are in the best interests of LCI and the LCI Stockholders, has approved (and subsequently unanimously ratified) the Merger and the Merger Agreement, and unanimously recommends that the LCI Stockholders vote "FOR" the approval of the Merger and the adoption of the Merger Agreement.

  In reaching its decision to approve the Merger and the Merger Agreement and to recommend that the LCI Stockholders vote to approve the Merger and adopt the Merger Agreement, LCI's Board consulted with its financial and legal advisors and with senior management and considered a number of factors, including, without limitation, the following:

    (a) information concerning Qwest's and LCI's respective businesses, assets, management, competitive position and prospects, including the risk that competitive pricing pressures and regulatory and technological developments could negatively affect the ability of LCI to meet the goals set forth in the five year strategic plan of LCI which was presented by LCI management to the LCI Board at a meeting held on March 5, 1998;

    (b) the financial condition, cash flows and results of operations of Qwest and LCI, both on a historical and prospective basis;

    (c) historical market prices and trading information with respect to the Qwest Common Stock and the LCI Common Stock;

    (d) the opportunity for the LCI Stockholders to receive Qwest Common Stock valued at a significant premium over the market price of LCI Common Stock prevailing prior to the public announcement of the Merger (22.2% over the closing market price on the last trading day prior to public announcement of the Merger Agreement, 27.3% over the closing market price one week prior to public announcement of the Merger Agreement, and 52.4% over the closing market price four weeks prior to public announcement of the Merger Agreement);

    (e) the Exchange Ratio and related collar and termination provisions of the Merger Agreement which provide that (i) LCI Stockholders will receive Qwest Common Stock valued at $42.00 per share (based on the Average Price) for each share of LCI Common Stock so long as the Average Price is not less than 25% below $35 15/16 or more than 10% above $35 15/16, the closing price of Qwest Common Stock on March 5, 1998 (such closing price, the "Reference Price") (the LCI Board noted that such percentages were 26% and 8%, respectively, if measured against $36.50, the closing price of Qwest Common Stock on March 6, 1998, the last trading day prior to the signing of the Merger Agreement), (ii) if the value of Qwest Common Stock increases by more than 10% above the Reference Price (8% above $36.50) prior to the Determination Date (based on the Average Price), LCI Stockholders will have the opportunity to participate in this increased value because they will receive for each share of LCI Common Stock, Qwest Common Stock valued at more than $42.00 (based on the Average Price) and (iii) LCI is not required to close the Merger if LCI Stockholders would receive for each share of LCI Common Stock, Qwest Common Stock valued at less than $42.00 (based on the Average Price) -- which would occur under the Exchange Ratio provisions if the value of Qwest Common Stock decreases by more than 25% below the Reference Price prior to the Determination Date (based on the Average Price) -- because, in such circumstances, LCI may, but is not required to, terminate the Merger Agreement, unless Qwest elects to increase the Exchange Ratio so that the LCI Stockholders do receive for each share of LCI Common Stock, Qwest Common Stock valued at $42.00 (based on the Average Price). See "--Terms of the Merger Agreement--Conversion of LCI Common Stock in the Merger--Termination; Possible Exchange Ratio Increase";

    (f) the relatively limited number of closing conditions contained in the Merger Agreement which provides increased certainty that the Merger will be consummated, including, without limitation, the absence of a requirement for the parties to make representations and warranties at the Closing and the absence of a material adverse change condition. See "--Terms of the Merger Agreement--Conditions to the Merger";

    (g) the fact that Qwest must close the Merger without regard to the market price of the LCI Common Stock, while, as noted in clause (e) above, LCI may, but is not required to, terminate the Merger Agreement if the Average Price is below a specific level, unless Qwest elects to increase the Exchange Ratio so that the LCI Stockholders receive for each share of LCI Common Stock, Qwest Common Stock valued at $42.00 (based on the Average Price). See "--Terms of the Merger Agreement--Termination; Possible Exchange Ratio Increase";

    (h) the absence of any other firm proposal to engage in a business combination involving LCI notwithstanding the existence of various contacts between third parties and Lehman Brothers and members of management of LCI and the ability of LCI, subject to certain conditions (i) to provide information to, and negotiate with, a third party which has made an unsolicited Acquisition Proposal and (ii) to terminate the Merger Agreement if the LCI Board approves a Superior Proposal, subject to payment of a termination fee in an amount which the LCI Board and its financial advisor believed would not meaningfully impair the possibility of a competing transaction (since the Merger Agreement was announced on March 9, 1998, no third party has delivered any proposal to LCI regarding an alternative business combination involving LCI). See "--Terms of the Merger Agreement-- Termination; Possible Exchange Ratio Increase";

    (i) the other terms and conditions of the Merger Agreement. See "--Terms of the Merger Agreement";

    (j) the financial presentation and written opinion of Lehman Brothers delivered at the March 8, 1998 meeting of the LCI Board. See "PLAN OF MERGER--Opinion of LCI's Financial Advisor";

    (k) the fact that the Merger is designed to be tax-free to the LCI Stockholders;

    (l) current industry, economic and market conditions;

    (m) LCI's strategic alternatives, including maintaining LCI as an independent company;

    (n) the potential efficiencies, elimination of redundancies, economies of scale and other synergies that may be realized as a result of the combination of Qwest's and LCI's operations;

    (o) enhancement of the strategic and market position of Qwest and LCI together, beyond that achievable by LCI alone, and the fact that the Merger will better position the combined entity to compete in the increasingly consolidated domestic telecommunications industry and to respond to challenges resulting from the changing regulatory and technological environment in the domestic telecommunications industry, including the potential entry of the RBOCs into the long distance telecommunications marketplace;

    (p) the existence and terms of the Voting Agreement;

    (q) the combined entity's strong and experienced management team, which is expected to include certain members of LCI's senior management team; and

    (r) the understanding that the combined entity would continue to provide career opportunities and employment for many of the employees of LCI.

  The LCI Board considered the concerns originally expressed by two members of the LCI Board set forth in "--Background of the Merger" and recognized that there are certain risks associated with the Merger, including the factors set forth in "RISK FACTORS," that some of the potential benefits set forth herein may not be realized at all or only at a significant cost, and that there can be no assurance of the actual benefits obtained by LCI by engaging in the Merger. See "INFORMATION REGARDING FORWARD-LOOKING STATEMENTS" and "RISK FACTORS."

  The foregoing discussion of the information and factors considered by the LCI Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the LCI Board did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of the LCI Board may have given different weights to different factors. For a discussion of the interest of certain members of LCI's management and LCI's Board in the Merger, see "--Interests of Certain Persons in the Merger."

  THE LCI BOARD UNANIMOUSLY RECOMMENDS THAT THE LCI STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AND THE ADOPTION OF THE MERGER AGREEMENT.

OPINION OF LCI'S FINANCIAL ADVISOR

  Lehman Brothers acted as financial advisor to LCI in connection with the Merger and delivered its written opinion to the LCI Board to the effect that, as of the date thereof, and based on and subject to the assumptions, limitations and qualifications set forth therein, from a financial point of view, the consideration to be offered to the LCI Stockholders in the Merger is fair to such stockholders. Such a written opinion was delivered at the March 8, 1998 meeting of the LCI Board as of such date and also on the date of this Joint Proxy Statement/Prospectus.

  THE FULL TEXT OF LEHMAN BROTHERS' WRITTEN OPINION DATED AS OF THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS, WHICH IS SUBSTANTIALLY SIMILAR TO THE OPINION DATED MARCH 8, 1998, IS ATTACHED AS EXHIBIT D TO THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS MAY READ SUCH OPINION FOR A DISCUSSION OF ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY LEHMAN IN RENDERING ITS OPINION. THE SUMMARY OF THE LEHMAN OPINION SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS EXHIBIT D.

  No limitations were imposed by LCI on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. Lehman Brothers was not requested to and did not make any recommendation to the LCI Board as to the form or amount of the consideration to be received by LCI Stockholders, which was determined through arm's-length negotiations between the parties. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of values to LCI, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be received by the holders of LCI Common Stock in the Merger on the basis of the financial and comparative analyses described below. The Lehman Opinion is for the use and benefit of the LCI Board and was rendered to the LCI Board in connection with its consideration of the Merger. The Lehman Opinion is not intended to be and does not constitute a recommendation to any LCI Stockholder as to how such stockholder should vote with respect to the Merger. Lehman Brothers was not requested to opine as to, and its opinion does not address, LCI's underlying business decision to proceed with or effect the Merger.

  In connection with the preparation and delivery of its opinion to the LCI Board, Lehman Brothers performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of LCI. Any estimates or projections contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  In arriving at its opinion, Lehman Brothers reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Merger, (2) such publicly available information concerning LCI and Qwest that Lehman Brothers believed to be relevant to its analysis, (3) financial and operating information with respect to the business, operations and prospects of LCI furnished to Lehman Brothers by LCI, (4) financial and operating information with respect to the business, operations and prospects of Qwest furnished to Lehman Brothers by Qwest and LCI, (5) a trading history of the LCI Common Stock from January 1, 1995 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, (6) a trading history of the Qwest Common Stock from June 27, 1997 (the date of the closing of the Qwest Initial Public Offering) and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, (7) a comparison of the historical financial results and present financial condition of LCI with those of other companies that Lehman Brothers deemed relevant, (8) a comparison of the historical financial results and present financial condition of Qwest with those of other companies that Lehman Brothers deemed relevant, (9) third party research analysts' quarterly and annual earnings estimates for LCI and Qwest,
(10) a comparison of the financial terms of the transaction as described in the Merger Agreement with the financial terms of certain other transactions that Lehman Brothers deemed relevant, and (11) the potential pro forma financial effects of the Merger, including the cost savings and operating synergies expected to result from a combination of the businesses of LCI and Qwest. In addition, Lehman Brothers had discussions with the managements of LCI and Qwest concerning their respective businesses, operations, assets, financial conditions and prospects and the potential strategic benefits which may result from the Merger and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

  In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of LCI that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of LCI and Qwest and the cost savings, operating synergies and strategic benefits expected to result from the combination of the businesses of LCI and Qwest (the "Projected Synergies"), upon advice of LCI, Lehman Brothers assumed that (a) such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of (i) the management of LCI as to the future financial performance of LCI and the Projected Synergies and (ii) the management of Qwest as to the future financial performance of Qwest, (b) with respect to the projections for LCI prepared by management of LCI, that LCI would perform substantially in accordance with such projections and (c) with respect to the projections of Qwest prepared by management of Qwest, that Qwest would perform substantially in accordance with such projections. Additionally, with respect to the financial projections and Projected Synergies of the pro forma company following the Merger (the "Pro Forma Company"), upon advice of LCI, Lehman Brothers assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of LCI and that the Pro Forma Company will perform, and the Projected Synergies will be realized, substantially in accordance with such projections. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of LCI or Qwest and did not make or obtain any evaluations or appraisals of the assets or liabilities of LCI or Qwest. Lehman Brothers also was not requested to and did not express any opinion as to the prices at which Qwest shares may trade at any time prior to or following the consummation of the Merger. The Lehman Opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of the Lehman Opinion.

  The following is a summary of certain financial and comparative analyses performed by Lehman and presented to the LCI Board.

  Comparable Company Analysis. Using publicly available information, including estimates in published third party research reports, Lehman Brothers reviewed and compared certain actual and projected financial, operating and stock market information of the following companies which were selected because Lehman Brothers believed their lines of businesses to be comparable to those of LCI and Qwest: AT&T, Excel Communications Inc. ("Excel"), Frontier, Sprint and WorldCom (the "Comparable Public Companies"). The analysis indicated that the enterprise value (determined as equity market value plus net debt, the "Enterprise Value") of the Comparable Public Companies as a multiple of 1997 and estimated 1998 revenue ranged from 1.8x to 2.3x (median of 2.1x) and from 1.4x to 2.8x (median of 2.0x), respectively. The analysis also indicated that the Enterprise Value as a multiple for 1997 and estimated 1998 EBITDA ranged from 7.5x to 10.8x (median of 10.0x) and from 6.7x to 11.6x (median of 8.6x), respectively. These multiples compared to public market trading multiples, for LCI, of 1997 and estimated 1998 revenue of 2.5x and 2.1x, respectively, and multiples of 1997 and estimated 1998 EBITDA of 14.5x and 11.1x, respectively, based on LCI's March 6, 1998 closing price of $34.38.

  In addition, Lehman Brothers reviewed and compared certain actual and projected financial, operating and stock market information of companies with growth characteristics similar to the Pro Forma Company, including: AirTouch Communications, Inc., Globalstar Telecommunications Ltd., Intermedia Communications Inc., IXC Communications, Inc., Omnipoint Corp., Teleport Communications Group Inc. ("Teleport") and WorldCom (the "Comparable Growth Companies"). Lehman Brothers noted that the range of Enterprise Values as a multiple of Pro Forma Company projected 1999 revenue and EBITDA fell within the range of projected Enterprise Values as a multiple of projected 1999 revenue and EBITDA for the Comparable Growth Companies of 2.4x to 18.7x and 8.2x to 62.5x, respectively.

  Because of the inherent differences between the businesses, operations and prospects of LCI and the Pro Forma Company and the businesses, operations and prospects of the Comparable Public Companies and Comparable Growth Companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of LCI and the Pro Forma Company and the Comparable Public Companies and Comparable Growth Companies that would affect the public trading values of the Company and such comparable companies.

  Transaction Premium Analysis. Lehman Brothers calculated the percentage premium to be paid to LCI Stockholders relative to the closing market price of the LCI Common Stock one day, one week and one month prior to March 9, 1998 (the "Transaction Premium"). The Transaction Premium to be paid in the Merger is

22.2%, 27.3% and 52.4%, respectively, based on a value of $42.00 in Qwest Common Stock to be received by holders of LCI's Common Stock pursuant to the terms of the Merger and a closing market price of LCI Common Stock of $34.38 on March 6, 1998, $33.00 on February 27, 1998 and $27.56 on February 6, 1998.
Lehman Brothers compared the Transaction Premium to be paid in the Merger to the transaction premium paid over the acquired company's closing market price on one day, one week and four weeks prior to the announcement of other merger or acquisition transactions. For comparison, Lehman Brothers selected 340 transactions that occurred after January 1, 1996 (the "Comparable Transaction Premiums") and 56 transactions in the telecommunications industry that occurred after January 1, 1996 (the "Comparable Telecom Transaction Premiums"). The Comparable Transaction Premiums and Comparable Telecom Transaction Premiums were selected based on the business of the acquiree, size and nature of the transaction and the form of consideration, among other factors. The medians of the Comparable Transaction Premiums one day, one week and four weeks prior to the announcement were 26.2%, 31.7% and 37.6%, respectively, and the medians of the Comparable Telecom Transaction Premiums were 17.8%, 21.7% and 25.4%, respectively. Lehman Brothers noted that the Transaction Premiums to be received by LCI Stockholders in the Merger were close to or greater than the medians of the Comparable Transaction Premiums and greater than the medians of the Comparable Telecom Transaction Premiums.

  Comparable Transaction Analysis. Using publicly available information, Lehman Brothers reviewed certain terms and financial characteristics of six long distance telecommunications company merger or acquisition transactions which Lehman Brothers deemed to be comparable to the Merger. The transactions considered by Lehman Brothers in its analysis consisted of (identified by acquiror/acquiree): Frontier/ALC Communications Corporation, LDDS Communications, Inc./Williams Telecommunications Group, Inc. (WilTel Network Services), LDDS Communications, Inc./Resurgens Communications Group, Inc., Excel/Telco Communications Group, Inc., WorldCom/MCI and Teleport Communications Group Inc./ACC Corp. (the "Comparable Transactions"). The median multiple of Enterprise Value (using the transaction price for equity market value) to latest twelve months revenue and EBITDA for the Comparable Transactions was 2.7x and 17.7x, respectively. The range of revenue and EBITDA multiples for the Comparable Transactions was from 2.2x to 3.1x and from 12.1x to 24.5x, respectively. This range compared to a revenue and EBITDA multiple of 3.0x and 17.5x, respectively, for the Merger.

  Because the reasons for and circumstances surrounding each of the Comparable Transactions analyzed were specific to each transaction and because of the inherent differences in the business, operations and prospects of LCI and Qwest and the businesses, operations and prospects of the acquired companies included in the Comparable Transactions, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of the Comparable Transactions and the Merger that would affect the acquisition values of LCI and such acquired companies. In particular, Lehman Brothers considered the level of cost savings and operating synergies available in each transaction.

  Discounted Cash Flow Analysis. Based upon LCI operating forecasts through 2002 set forth in the proposed five year strategic plan presented by LCI's management to the LCI Board for (i) a base case (the "LCI Base Case") and (ii) an incremental upside case (the "LCI Incremental Upside" and combined with the LCI Base Case, the "LCI Upside Case") provided by the management of LCI, Lehman Brothers calculated the present value of the future streams of after-tax cash flows that LCI could be expected to produce over a five year period for both cases. The analysis utilized financial and operating information relating to the business, operations and prospects of LCI and relied on certain assumptions with respect to LCI's future business and operations. After-tax cash flows for the five year period beginning on January 1, 1998 and ending on December 31, 2002 were calculated as unlevered after-tax earnings plus amortization and depreciation less net changes in non-cash, non-debt working capital and capital expenditures. Lehman Brothers calculated terminal values for LCI in 2002 by applying to projected EBITDA a range of multiples of 9.5x to 10.5x. Lehman Brothers' determination of the appropriate range of multiples was based on an assessment of forward EBITDA trading multiples in the current market of the Comparable Public Companies and on Lehman Brothers' general experience in valuations of companies. The cash flow streams and terminal values were then discounted to present values using a discount rate of 12.0% for the LCI Base Case and a range of discounts rates from 15.0% to 18.0% for the LCI Incremental Upside, which were chosen based on several assumptions regarding factors such as the inflation rate, interest rates, the inherent business risk in LCI's business, and the cost of capital of LCI. The LCI Base Case and the LCI Upside Case generated per share value ranges of $37 to $41 and $42 to $49, respectively.

  Pro Forma Combination Analysis. Lehman Brothers considered the effect the Merger could have on the earnings per share ("EPS") of the Pro Forma Company as compared with the EPS of Qwest on a stand-alone basis. Taking into account certain assumptions and considerations, including realization of 100% of the Projected Synergies and tax implications, this analysis indicated that, based on forecasts for LCI provided by LCI's management and forecasts for Qwest provided by Qwest's management (and reviewed by LCI's management), the Merger would be accretive to the projected stand-alone EPS of Qwest and dilutive to the projected stand-alone EPS of LCI.

  Relative Financial Contribution Analysis. Lehman Brothers reviewed the relative financial contribution of LCI and Qwest to the estimated revenue, EBITDA and net income of the Pro Forma Company, without taking into consideration the Projected Synergies, for 1999, 2000 and 2001. The analysis indicated that LCI would contribute more than half of the estimated revenue, EBITDA and net income of the Pro Forma Company for 1999, 2000 and 2001. The analysis also indicated that based on LCI's and Qwest's closing prices on March 6, 1998, the LCI Stockholders would own approximately 36% of the Pro Forma Company. Due to the inherent differences in the assets, business strategies and market capitalizations of LCI and Qwest, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of the two companies, including the relative strategic contribution that each company offered the Pro Forma Company.

  Has/Gets Analysis. Lehman Brothers calculated the effect that the Merger would have on the projected revenue, EBITDA and EPS of LCI Common Stock on a stand-alone basis as compared to the projected revenue, EBITDA and EPS of the portion of the Pro Forma Company to be owned by former LCI Stockholders after the Merger. This analysis was based on the assumptions described above, including the realization of the Projected Synergies. The analysis indicated that, assuming the Exchange Ratio as of the Determination Date resulted from an assumed average trading price per share of Qwest Common Stock of $36.50 (the closing price as of March 6, 1998), the Merger would result in a decrease in projected 1999 and 2001 revenue, EBITDA and EPS attributable to LCI Common Stock. Due to the inherent differences in the assets, business strategies and market capitalizations of LCI and Qwest, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of the two companies including the relative strategic contribution that each company offered the Pro Forma Company.

  Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The LCI Board selected Lehman Brothers because of its expertise, reputation and familiarity with LCI in particular and the telecommunications industry in general and because its investment banking professionals have substantial experience in transactions similar to the Merger.

  As compensation for its services in connection with the Merger, LCI has agreed to pay Lehman Brothers a fee for acting as financial advisor in connection with the Merger, including rendering its opinion. This fee includes: (i) a $150,000 quarterly retainer which was payable upon signing of the engagement letter agreement between LCI and Lehman Brothers dated December 5, 1997, (ii) an additional fee of $1,000,000 which was payable upon the rendering of the Lehman Opinion and (iii) a fee equal to 0.30% of the aggregate value of the Merger (including the gross value of consideration paid by Qwest to the LCI Stockholders and any assumed debt) less any fees paid under the immediately preceding clauses (i) and (ii). In addition, LCI has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify Lehman Brothers and certain related persons for certain liabilities that may arise out of its engagement by LCI and the rendering of its opinion.

  Lehman Brothers is acting as financial advisor to LCI in connection with the Merger. Lehman Brothers has also performed various investment banking services for LCI in the past (including acting as lead manager for LCI's $350 million senior notes offering in June 1997 and providing a fairness opinion for LCI's acquisition of USLD Communications Corp. which was completed in December 1997) and has received customary fees for such services. In the ordinary course of its business, Lehman Brothers may actively trade in LCI and Qwest securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

RECOMMENDATION OF THE QWEST BOARD; QWEST'S REASONS FOR THE MERGER

  THE QWEST BOARD BELIEVES THE CONSUMMATION OF THE MERGER IS IN THE BEST INTERESTS OF QWEST AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE QWEST STOCKHOLDERS VOTE FOR APPROVAL OF THE QWEST SHARE ISSUANCE AND THE QWEST CERTIFICATE AMENDMENT AT THE QWEST SPECIAL MEETING.

  The Qwest Board believes that the Merger offers the Qwest Stockholders and the LCI Stockholders an opportunity to participate in a business enterprise having greater financial resources and long-term growth potential than either Qwest or LCI standing alone. Qwest's and LCI's businesses strongly complement one another. In particular, the Qwest Board believes that LCI's established base of customers, especially in the voice transmission segment of the market, superior operating systems and software, and experienced sales and customer service staff will complement Qwest, which expects to continue to develop products for the data transmission, multimedia and long haul voice capacity segments of the market and expects to benefit from the significant cost advantages and capacity derived from its ownership of the state-of-the-art Qwest Network.

  The Qwest Board believes that the Merger offers significant opportunities to accelerate the respective business plans of Qwest and LCI, to realize efficiencies and economies of scale by integrating the operations of Qwest and LCI and to create an enterprise with the added competitive strength required by the increasing consolidation of the communications industry. The Qwest Board believes that the combined entity will be able to provide customers with quality service and will be better positioned to take advantage of new opportunities and to meet competitive challenges than Qwest or LCI would on a stand-alone basis.

  In arriving at its decision to approve the Merger Agreement and the Qwest Certificate Amendment, the Qwest Board considered a number of factors. Among the factors that the Qwest Board considered were (i) information concerning Qwest's and LCI's respective businesses, assets, management, competitive position and prospects, (ii) the financial condition, cash flows and results of operations of Qwest and LCI, both on an historical and prospective basis,
(iii) historical market prices and trading information with respect to the Qwest Common Stock and the LCI Common Stock, (iv) the potential efficiencies, elimination of redundancies, economies of scale and other synergies that may be realized as a result of the combination of Qwest's and LCI's operations, as described below, (v) the terms of the Merger Agreement, (vi) the Salomon Smith Barney Opinion, a copy of which is included as Exhibit B to this Joint Proxy Statement/Prospectus, (vii) the technical and marketing knowledge of the LCI employee team, (viii) the quality of LCI's operational systems and software,
(ix) LCI's entrance into the local services market, primarily in Texas, and
(x) the enhancement of the strategic and market position of Qwest beyond that achievable by Qwest alone. See "PLAN OF MERGER--Opinion of Qwest's Financial Advisor."

  Among the factors considered by the Qwest Board in deciding to approve the Merger Agreement and the Qwest Certificate Amendment, the Qwest Board considered the possibility that, by effecting the Merger, Qwest and LCI together could realize certain efficiencies and synergies that were not likely to be realized if each company were to attempt to execute its business plan separately. For this purpose the Qwest Board reviewed information prepared by Qwest management with respect to the projected revenues, expenses and capital expenditures of Qwest and LCI, respectively. The Qwest Board understood that information with respect to LCI for any period after 1998 was conjectural, as LCI had declined to provide financial projections with respect to any period later than 1998. Qwest management concluded that, if the Merger were effected in accordance with the anticipated schedule, (i) Qwest and LCI together could be expected to realize an increase in revenues of approximately $33.0 million in the first 12 months after the closing of the Merger and approximately $226.7 million in the aggregate by the end of the period 1998-2001, principally as the result of affording the LCI sales force the opportunity to sell products available on the Qwest Network, such as data products and private lines, that are not as readily available, if at all, on the LCI network, affording the Qwest sales force the opportunity to use existing LCI capacity for voice transmissions in 1998 and 1999 until the Qwest Network becomes fully operational in 1999 and increasing the geographic coverage of the combined network, (ii) Qwest and LCI together could be expected to reduce or avoid expenses of approximately $77.2 million in the first 12 months after the closing and approximately $1,158.0 million in the aggregate by the end of the period 1998--2001, principally as the result of reducing LCI's network costs by transmitting a substantial portion of LCI's traffic on the Qwest Network, reducing overhead, avoiding the creation of a duplicate sales force for Qwest, avoiding the creation of a separate billing and customer support system and reducing sales commissions, and (iii) Qwest and LCI together could be expected to avoid capital expenditures of approximately $9.5 million in the first 12 months after the closing and of approximately $287.5 million in the aggregate by the end of the period 1998--2001, in each case net of certain expenditures that would likely be required in connection with the Merger, principally as the result of selling or leasing optical fiber scheduled for purchase by LCI in 1998, avoiding expenditures for equipment that might otherwise be purchased by Qwest or LCI, avoiding the creation of the billing and customer support system and avoiding the rollout of regional sales offices by Qwest. The Qwest Board considered these synergies on a pre-tax basis and, in connection with the presentation by Salomon Smith Barney described below, on the basis that Qwest's effective income tax rate was the maximum federal corporate income tax rate. The Qwest Board took into account the analysis by Salomon Smith Barney of the expense and expenditure synergies referred to above, including the projection of such synergies beyond 2001 and the evaluation of such synergies on a present value basis as of June 1998. The Qwest Board acknowledged the uncertainty and imprecision of estimating and valuing synergies, particularly (a) in the absence of financial projections from LCI for periods after 1998, (b) given the possibility of delay in the closing of the Merger, the combination of the two companies and the integration of their respective operations and employees may not occur in accordance with the anticipated schedule, (c) in connection with the integration of two companies with complementary, but not identical, strengths and strategies and (d) with respect to two companies in an industry that had in recent years experienced significant growth, consolidation, technical development and change during the period in which the synergies were expected to be realized. The Qwest Board was aware that such synergies might not be realized in the amounts or periods expected, if at all.

  The information contained in the preceding paragraph was not prepared with a view toward compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles and was not examined, reviewed or compiled by independent public accountants and, accordingly, the independent public accountants do not express an opinion or any other form of assurance with respect thereto. The estimates of achievable cost reductions and avoidances were based upon a variety of estimates and assumptions. The estimates and assumptions underlying these synergies involved judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of Qwest and LCI before the closing of the Merger and will be beyond the control of Qwest after the closing of the Merger. There can be no assurance that the synergies will be realized, and actual results may vary materially from those shown. Additionally, the synergies do not reflect revised prospects for businesses of Qwest and LCI, changes in general business and economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. None of the synergies was intended to be a forecast of profits by Qwest or LCI or any of their directors, and undue reliance upon any such synergies should not be placed by Qwest Stockholders in deciding whether to approve the Qwest Share Issuance and the Qwest Certificate Agreement or by LCI

Stockholders in deciding whether to approve the Merger. Qwest has not updated or supplemented this information and does not intend to do so. The preceding paragraph contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. See "INFORMATION REGARDING FORWARD-LOOKING STATEMENTS" and "RISK FACTORS."

  The foregoing discussion of the information and factors considered and given weight by the Qwest Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Qwest Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Qwest Board may have given different weights to different factors.

OPINION OF QWEST'S FINANCIAL ADVISOR

  At the meeting of the Qwest Board held on March 8, 1998, Salomon Smith Barney delivered its oral opinion, subsequently confirmed in writing, that, as of such date, the Exchange Ratio was fair to Qwest from a financial point of view. No limitations were imposed by the Qwest Board upon Salomon Smith Barney with respect to the investigation made or the procedures followed by Salomon Smith Barney in rendering its opinion. The Salomon Smith Barney Opinion does not address the fairness of the Exchange Ratio if the Exchange Ratio exceeds 1.5583, as it would if (a) the Average Price were less than $26.9531, (b) LCI were to notify Qwest that it intends to terminate the Merger Agreement pursuant to Section 7.1(i) of the Merger Agreement and (c) Qwest were to elect pursuant to Section 7.1(i) of the Merger Agreement to increase the Exchange Ratio to a ratio not less than $42.00 divided by the Average Price.

  THE FULL TEXT OF THE WRITTEN OPINION OF SALOMON SMITH BARNEY IS SET FORTH AS EXHIBIT B TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED AND MATTERS CONSIDERED BY SALOMON SMITH BARNEY. QWEST STOCKHOLDERS ARE URGED TO READ SALOMON SMITH BARNEY'S OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION AS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, WHICH IS INCORPORATED HEREIN BY REFERENCE.

  In connection with rendering its opinion, Salomon Smith Barney reviewed certain publicly available information concerning Qwest and LCI and certain other financial information concerning Qwest and LCI, including financial forecasts, that were provided to it by Qwest and LCI, respectively. Salomon Smith Barney also discussed the past and current business operations, financial condition and prospects of Qwest and LCI with certain officers and employees of Qwest. Salomon Smith Barney also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant.

  In its review and analysis and in arriving at its opinion, Salomon Smith Barney assumed and relied upon the accuracy and completeness of the information reviewed by it, and Salomon Smith Barney did not assume any responsibility for independent verification of such information. With respect to the financial forecasts of Qwest and LCI, management of Qwest informed Salomon Smith Barney that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Qwest or LCI, and Salomon Smith Barney expressed no opinion with respect to such forecasts or the assumptions on which such forecasts were based. Salomon Smith Barney did not make or obtain or assume any responsibility for making or obtaining any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of Qwest or LCI.

  The Salomon Smith Barney Opinion is necessarily based upon conditions as they existed and could be evaluated on the date thereof. The Salomon Smith Barney Opinion does not imply any conclusion as to the likely trading range for Qwest Common Stock following the consummation of the Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The Salomon Smith Barney Opinion does not address Qwest's underlying business decision to effect the Merger, and Salomon Smith Barney expressed no view on the effect on Qwest of the Merger and related transactions. Further, the Salomon Smith Barney Opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to Qwest and does not constitute a recommendation concerning how Qwest Stockholders should vote with respect to the Merger or related transactions, including the Qwest Share Issuance and Qwest Certificate Amendment.

  In connection with its opinion, Salomon Smith Barney performed certain financial analyses, which it discussed with the Qwest Board on March 8, 1998. The material portions of the analyses performed by Salomon Smith Barney in connection with the rendering of its opinion dated March 8, 1998 are summarized below.

  (i) Historical Stock Price Performance. Salomon Smith Barney reviewed the relationship between movements of Qwest Common Stock, LCI Common Stock, an index composed of AT&T common stock, MCI common stock and Sprint common stock (the "Tier I Long Distance Index"), an index composed of WorldCom common stock, Frontier common stock and ACC Corp. ("ACC") common stock (the "Tier II Long Distance Index") and the Standard & Poor's 400 Index for the period from March 1, 1995 through March 1, 1998 and the trading volume and price history of LCI Common Stock for the period from January 1, 1995 through March 1, 1998, and the trading volume and price history of Qwest Common Stock for the period from June 23, 1997 through March 1, 1998.

  (ii) Historical Exchange Ratio Analysis. Salomon Smith Barney also reviewed the daily closing prices of Qwest Common Stock and LCI Common Stock during the period from June 24, 1997 through March 5, 1998, and the implied historical exchange ratios determined by dividing the price per share of LCI Common Stock by the price per share of Qwest Common Stock (the "Historical Exchange Ratio") over such period. Salomon Smith Barney calculated that during this period the Historical Exchange Ratio ranged from a high of 1.72 to a low of 0.76 with an average of 1.08 and a ratio on March 5, 1998 of 0.95.

  (iii) LCI Valuation Analysis. Salomon Smith Barney arrived at a range of values for LCI by utilizing three principal valuation methodologies in valuing
LCI: a public market analysis, a private market valuation analysis and a discounted cash flow analysis. A public market analysis analyzes a business's operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading value. A private market valuation analysis provides a valuation range based upon financial information of companies which have been acquired in selected recent transactions and which are in the same or similar industries as the business being valued. A discounted cash flow analysis provides insight into the intrinsic value of a business based on the projected earnings and capital requirements and the net present value of the subsequent cash flows anticipated to be generated by the assets of such business. No company used in the public market analysis described below is identical to LCI and no transaction used in the private market valuation analysis described below is identical to the Merger. Accordingly, an analysis of the results of the analyses described below necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the businesses and other facts that could affect the public trading value or the acquisition value of the companies to which they are being compared.

    (a) Public Market Analysis. Salomon Smith Barney compared certain financial information of LCI with two groups of companies that Salomon Smith Barney believed to be appropriate for comparison. The first group included AT&T, MCI, Sprint and WorldCom (the "First Tier Long Distance Comparable Companies"). The second group included Frontier, Excel and ACC (the "Second/Third Tier Long Distance Comparable Companies"). Salomon Smith Barney adjusted the financial and valuation data (other than the 1998 estimated stock price to earnings per share ("P/E") multiples) for the comparable companies to estimate the financial and valuation characteristics of "pure play" long distance companies. Using the adjusted financial and valuation data, Salomon Smith Barney reviewed (i) the multiples of firm value to last twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA") represented by the trading prices of the First Tier Long Distance Comparable Companies, which ranged from 5.8x to 8.0x, with a mean of 7.1x and a median of 7.6x, and the comparable multiples for the Second/Third Tier Long Distance Comparable Companies, which ranged from 11.0x to 23.0x, with a mean of 17.1x and a median of 17.4x; and (ii) the multiples of firm value to LTM revenues represented by the trading prices of the First Tier Long Distance Comparable Companies, which ranged from 1.2x to 1.8x, with a mean of 1.6x and a median of 1.8x, and the comparable multiples for the Second/Third Tier Long Distance Comparable Companies, which ranged from 1.6x to 2.8x, with a mean of 2.0x and a median of 1.7x. Salomon Smith Barney also reviewed the unadjusted 1998 estimated P/E multiples (based on I/B/E/S estimates) of the First Tier Long Distance Comparable Companies, which ranged from 20.9x to 44.6x, with a median of 36.2x, and the comparable multiples for the Second/Third Tier Long Distance Comparable Companies, which ranged from 11.1x to 39.7x, with a median of 21.9x. Using this information and other factors deemed by Salomon Smith Barney to be relevant in the valuation of LCI, Salomon Smith Barney determined a multiple range (i) of firm value of LCI to its LTM EBITDA of 15.0x and 17.0x, (ii) of firm value to LTM revenues of 2.25x and 2.75x and
  (iii) of 1998 estimated P/E multiples of 24.0x to 30.0x. These multiple ranges resulted in equity values per share of LCI Common Stock, based on LTM EBITDA of $248 million, ranging from $31.50 to $36.22, based on LTM revenues of $1,642 million, ranging from $31.25 to $39.07 and, based on 1998 estimated earnings per share (based on I/B/E/S estimates) of $1.24, ranging from $29.76 to $37.20.

    (b) Private Market Valuation Analysis. Salomon Smith Barney reviewed and analyzed certain financial, operating and stock market information relating to selected merger transactions involving telecommunications companies, including IXC Communications, Inc.'s acquisition of Network Long Distance, Inc.; Intermedia Communications Inc.'s acquisition of LDS Communications Group; Teleport Communications Group Inc.'s acquisition of ACC; WorldCom's acquisition of MCI; LCI's acquisition of USLD Communications Corp.; Excel's acquisition of Telco Communications Group, Inc.; British Telecom plc's proposed acquisition of MCI; ACC's acquisition of ACC TelEnterprises Ltd.; Tel-Save Holdings, Inc.'s acquisition of Total-Tel USA Communications, Inc.; LCI's acquisition of Teledial America, Inc.; Deutsche Telecom/France Telecom's acquisition of an equity interest in Sprint; Frontier's acquisition of Schneider Communications/LinkUSA Corporation; LCI's acquisition of Corporate Telemanagement Group, Inc.; Frontier's acquisition of Enhanced Telemanagement, Inc.; and Frontier's acquisition of ALC Communications Corporation (collectively, the "Precedent Telco Transactions"). Salomon Smith Barney reviewed, among other things, the multiples of firm value to LTM EBITDA and LTM revenues represented by the Precedent Telco Transactions. This analysis resulted in (i) multiples of firm value to LTM EBITDA ranging from 6.0x to 34.6x, with a mean of 16.9x and a median of 13.9x, and (ii) multiples of firm value to LTM revenues ranging from 0.9x to 3.2x, with a mean of 1.7x and a median of 1.7x. Using this information and other factors deemed by Salomon Smith Barney to be relevant in the valuation of LCI, Salomon Smith Barney determined a multiple range of firm value of LCI to its LTM EBITDA of 17.0x to 21.0x and of firm value of LCI to its LTM revenues of 2.4x to 2.8x. These multiple ranges resulted in equity values per share of LCI Common Stock, based on LTM EBITDA of $248 million, ranging from $36.22 to $45.66 and, based on LTM revenues of $1,642 million, ranging from $33.60 to $39.85.

    (c) Discounted Cash Flow Analysis. Salomon Smith Barney performed a discounted cash flow analysis to provide insight into the intrinsic value of LCI based on projected earnings and capital requirements and the subsequent cash flows generated by the assets of LCI. Salomon Smith Barney derived ranges of per share equity values of LCI based upon the present value as of June 30, 1998 of its six and one-half year stream of projected cash flow (based on LCI's budget for 1998 and estimates provided by management of Qwest from 1999 to the year 2001, with growth rates and margins then kept constant for the years 2002-2004) and the projected year 2004 terminal values based upon a range of multiples of its projected year 2004 EBITDA if LCI were to continue on a stand-alone basis (without giving effect to the Merger). Salomon Smith Barney applied several discount rates reflecting a weighted average cost of capital ("WACC") ranging from 11.0% to 13.0% and terminal multiples of EBITDA ranging from 8.5x to 9.5x. Based on such WACC rates, multiples and certain adjustments, this analysis resulted in implied per share values of LCI Common Stock ranging from $38.43 to $47.85.

  (iv) Qwest Valuation Analysis. Salomon Smith Barney also performed a discounted cash flow analysis of Qwest. Salomon Smith Barney derived ranges of per share equity value for Qwest based upon the present value as of June 30, 1998 of its fiscal year end six-year stream of projected cash flow and the projected fiscal year

2004 terminal values based upon a range of multiples of its projected fiscal year 2004 EBITDA if Qwest were to continue on a stand-alone basis (without giving effect to the Merger). Salomon Smith Barney applied discount rates reflecting a WACC ranging from 13.0% to 15.0% and multiples of terminal EBITDA ranging from 11.0x to 13.0x. Based upon such WACC rates and multiples, this analysis resulted in a range of implied per share equity values for Qwest of $34.03 to $45.66.

  (v) Contribution Analysis. Salomon Smith Barney performed an analysis of the respective contributions of Qwest and LCI to the pro forma combined company's LTM revenue, EBITDA, earnings before interest and taxes ("EBIT") and net income. The analysis did not assume the realization of any synergies in connection with the Merger and did not give effect to the purchase accounting treatment of the Merger. This analysis showed that Qwest would contribute approximately 29% of revenues, 30% of EBITDA, 37% of EBIT, 7% of net income, 53% of total assets and 68% of the equity value, with LCI contributing the remainder in each case. Upon consummation of the Merger, holders of Qwest Common Stock will own 56.7% to 65.8% (depending on the Exchange Ratio) of the combined company, with holders of LCI Common Stock owning the remainder.

  (vi) Synergies. Salomon Smith Barney reviewed the synergy estimates provided by the management of Qwest (the "Qwest Synergy Estimates") prepared after the management of Qwest held discussions and exchanged information with the management of LCI. The Qwest Synergy Estimates reflect only the incremental benefits expected by the management of Qwest to result from the Merger compared to Qwest on a stand-alone basis, and exclude any revenue synergies. Salomon Smith Barney then estimated the present value as of June 30, 1998 of the future streams of after-tax cash flows generated by those synergies, by applying discount rates reflecting a WACC ranging from 12.0% to 14.0% to such cash flows through 2004 and by adding a terminal value determined by projecting a range of nominal perpetual synergy growth rates ranging from 0.75% to 2.25%. This analysis resulted in a range of values for the synergies of $2.16 billion to $2.78 billion or $6.42 to $8.27 per share on a fully diluted basis.

  The preparation of a fairness opinion is a complex process not susceptible to partial analysis or summary descriptions. The summary set forth above is not and does not purport to be a complete description of the analyses underlying Salomon Smith Barney's opinion or its presentation to the Qwest Board. Salomon Smith Barney believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the processes underlying the analyses set forth in its opinion.

  In performing its analyses, Salomon Smith Barney made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Qwest or LCI. The analyses which Salomon Smith Barney performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness, from a financial point of view, of the Exchange Ratio to Qwest. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

  Pursuant to an engagement letter dated March 7, 1998, Qwest agreed to pay to Salomon Smith Barney: (a) a fee of $1,000,000 which was paid following the execution of the Merger Agreement; (b) an additional fee of $8,000,000 contingent upon consummation of the Merger and payable at the closing thereof; and (c) if, following or in connection with the termination or abandonment of the Merger, Qwest receives a termination fee or similar fee or payment, an additional fee of $2,000,000. Qwest also agreed, under certain circumstances, to reimburse Salomon Smith Barney for all reasonable fees and disbursements of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses incurred in connection with the Merger, or otherwise pursuant to Salomon Smith Barney's engagement and agreed to indemnify Salomon Smith Barney and certain related persons against various liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

  Salomon Smith Barney is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Smith Barney regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. In the past, Salomon Smith Barney has rendered certain investment banking and financial advisory services to Qwest for which Salomon Smith Barney received customary compensation. In addition, in the ordinary course of its business, Salomon Smith Barney may actively trade the securities of Qwest and LCI for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney and its affiliates (including Travelers Group Inc.) may have other business relationships with LCI, Qwest and their respective affiliates. The Qwest Board retained Salomon Smith Barney based on Salomon Smith Barney's expertise in the valuation of companies as well as its substantial experience in transactions such as the Merger.

TERMS OF THE MERGER AGREEMENT

  THE FOLLOWING DISCUSSION SUMMARIZES THE MATERIAL TERMS OF THE MERGER AGREEMENT BUT DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF ALL PROVISIONS OF THE MERGER AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, A COMPOSITE COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS EXHIBIT A AND INCORPORATED HEREIN BY REFERENCE. LCI STOCKHOLDERS AND QWEST STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT CAREFULLY AS IT IS THE LEGAL DOCUMENT WHICH GOVERNS THE MERGER.

  The Merger. Subject to the terms and conditions of the Merger Agreement, Qwest Subsidiary will merge with and into LCI at the Effective Time. Following the Merger, the separate corporate existence of Qwest Subsidiary will cease, and LCI will continue as the Surviving Corporation under the name "LCI International, Inc."

  Conversion of LCI Common Stock in the Merger. At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, each share of LCI Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of LCI Common Stock owned by Qwest or Qwest Subsidiary or held by LCI, all of which will be canceled) will be converted into the right to receive that number of shares of Qwest Common Stock equal to the Exchange Ratio (the "Merger Consideration"). "Exchange Ratio" means the quotient (rounded to the nearest 1/10,000) determined by dividing $42.00 by the Average Price; provided, that the Exchange Ratio will not be less than
1.0625 or, except as described in the following sentence, greater than 1.5583. If the Average Price is less than $26.9531, LCI may, but is not required to, terminate the Merger Agreement unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by the Average Price. See "-- Termination; Possible Exchange Ratio Increase."

  Toll Free Number. Interested persons may call 888-339-9805 from May 18, 1998 until the Effective Time to hear a tape recorded message stating what the Average Price and the Exchange Ratio would be if such date were the Determination Date. However, the actual Determination Date will not occur, and the actual Exchange Ratio will not be determined, until shortly before the Closing Date.

  Table of Illustrative Values of Qwest Common Stock to be Issued in the Merger. The columns in the following table present (a) the Average Price of Qwest Common Stock at the Effective Time within a range from $46.00 to $20.00,
(b) the Exchange Ratio illustrating the number of shares of Qwest Common Stock that would be issued for one share of LCI Common Stock at each of the Average Prices presented in the table, (c) the illustrative values of such shares of Qwest Common Stock that would be issued in the Merger for one share of LCI Common Stock, which illustrative values are determined by multiplying each of the Average Prices presented in the table by the corresponding Exchange Ratio,
(d) the percentage of the outstanding shares of the combined entity that LCI Stockholders would own after the Effective Time (not taking into account the fact that cash will be paid in lieu of fractional shares in the Merger and assuming 211,335,531 shares of Qwest Common Stock and 98,067,750 shares of LCI Common Stock are outstanding immediately before the Effective Time, which number of shares of LCI Common Stock assumes that none of the 13,232,663 LCI stock options and warrants outstanding as of the LCI Record Date will be exercised prior to the Effective Time) and (e) the percentage of the outstanding shares of the combined entity that LCI Stockholders would own after the Effective

Time (not taking into account the fact that cash will be paid in lieu of fractional shares in the Merger and assuming 211,335,531 shares of Qwest Common Stock and 111,300,413 shares of LCI Common Stock outstanding immediately before the Effective Time, which number of shares of LCI Common Stock assumes the exercise of all of the 13,232,663 LCI stock options and warrants outstanding as of the LCI Record Date prior to the Effective Time). THE VALUES OF QWEST COMMON STOCK ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT THE ACTUAL AMOUNT PER SHARE OF LCI COMMON STOCK THAT MIGHT BE REALIZED BY ANY LCI STOCKHOLDER ON OR AFTER THE EFFECTIVE TIME. THE AMOUNT ANY LCI STOCKHOLDER WILL BE ABLE TO REALIZE UPON THE SALE IN THE MARKET OF THE MERGER CONSIDERATION RECEIVED BY SUCH LCI STOCKHOLDER IN THE MERGER WILL DEPEND UPON THE MARKET PRICE PER SHARE OF QWEST COMMON STOCK AT THE TIME OF SALE, WHICH WILL VARY DEPENDING UPON THE FACTORS THAT GENERALLY INFLUENCE THE TRADING PRICES OF SECURITIES. SEE "RISK FACTORS--UNCERTAINTY OF VALUE OF QWEST COMMON STOCK RECEIVED IN THE MERGER."

                         TABLE OF ILLUSTRATIVE VALUES

                                                                   (E)
                                 (C)                            PERCENTAGE
                            ILLUSTRATIVE                       OF COMBINED
                              VALUE OF          (D)            ENTITY TO BE
                               MERGER        PERCENTAGE        OWNED BY LCI
        (A)                 CONSIDERATION   OF COMBINED        STOCKHOLDERS
       QWEST       (B)      PER SHARE OF    ENTITY TO BE    (ASSUMING EXERCISE
      AVERAGE    EXCHANGE    LCI COMMON     OWNED BY LCI   OF LCI STOCK OPTIONS
       PRICE      RATIO         STOCK       STOCKHOLDERS      AND WARRANTS)
      -------    --------   -------------   ------------   --------------------
      $46.00      1.0625       48.8750        33.0226            35.8797
      $45.00      1.0625       47.8125        33.0226            35.8797
      $44.00      1.0625       46.7500        33.0226            35.8797
      $43.00      1.0625       45.6875        33.0226            35.8797
      $42.00      1.0625       44.6250        33.0226            35.8797
      $41.00      1.0625       43.5625        33.0226            35.8797
      $40.00      1.0625       42.5000        33.0226            35.8797
     --------------------------------------------------------------------------
      $39.5294    1.0625       42.0000        33.0226            35.8797
      $39.00      1.0769       42.0000        33.3210            36.1900
      $38.00      1.1053       42.0000        33.9018            36.7932
      $37.00      1.1351       42.0000        34.5005            37.4141
      $36.00      1.1667       42.0000        35.1236            38.0592
      $35.00      1.2000       42.0000        35.7676            38.7249
      $34.00      1.2353       42.0000        36.4364            39.4150
      $33.00      1.2727       42.0000        37.1299            40.1295
      $32.00      1.3125       42.0000        37.8515            40.8715
      $31.00      1.3548       42.0000        38.6005            41.6402
      $30.00      1.4000       42.0000        39.3812            42.4399
      $29.00      1.4483       42.0000        40.1938            43.2705
      $28.00      1.5000       42.0000        41.0397            44.1334
      $27.00      1.5556       42.0000        41.9232            45.0326
      $26.9531    1.5583       42.0000        41.9654            45.0756
     --------------------------------------------------------------------------
      $26.00      1.5583       40.5158        41.9654            45.0756
      $25.00      1.5583       38.9575        41.9654            45.0756
      $24.00      1.5583       37.3992        41.9654            45.0756
      $23.00      1.5583       35.8409        41.9654            45.0756
      $22.00      1.5583       34.2826        41.9654            45.0756
      $21.00      1.5583       32.7243        41.9654            45.0756
      $20.00      1.5583       31.1660        41.9654            45.0756

  If the Average Price is less than $26.9531, LCI may, but is not obligated to, terminate the Merger Agreement unless Qwest elects to increase the Exchange Ratio to a ratio equal to $42.00 divided by the Average Price. See "--Termination; Possible Exchange Ratio Increase."

  The Merger Agreement provides that, at the Effective Time, each LCI stock option or warrant, as the case may be, to purchase shares of LCI Common Stock which is outstanding and unexercised shall be assumed by

Qwest and converted into an option or warrant to purchase Qwest Common Stock on the same terms and conditions as are in effect immediately prior to the Effective Time, except that all options will be immediately exercisable at or after the Effective Time, the exercise price per share will be divided by the Exchange Ratio and the number of shares issuable upon exercise will be equal to the number of shares to which the holder of an exercised LCI stock option or warrant would be entitled to receive pursuant to the Merger (except that holders of options and warrants will receive cash payments in lieu of fractional shares upon exercise). Based on the number of LCI stock options and warrants outstanding as of the LCI Record Date and the 1.5583 to 1.0625 range of Exchange Ratios set forth above, such LCI stock options and warrants would be converted into options or warrants, as the case may be, to acquire between approximately 20,620,459 and approximately 14,059,704 shares. See "-- Assumption of LCI Stock Options and Warrants."

  Closing. The Closing will take place on the second business day after the satisfaction or waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in the Merger Agreement; provided, however, that if the Average Price is less than $26.9531, then the Closing shall not occur prior to (i) if LCI has not delivered a Termination Notice (as defined below) to Qwest in accordance with the provisions described under "--Termination; Possible Exchange Ratio Increase" below, the second Business Day following the expiration of the LCI Evaluation Period, or (ii) if LCI has delivered such Termination Notice, the second business day following the earlier of (A) Qwest's delivery of an Adjustment Election (as defined below) and (B) expiration of the Adjustment Election Period (as defined below), in each case unless another time or date is agreed to in writing by Qwest, Qwest Subsidiary and LCI. See "--Termination; Possible Exchange Ratio Increase."

  Effective Time of the Merger. As soon as practicable following the Closing, Qwest and LCI will file a certificate of merger in such form as is required by and executed in accordance with the relevant provisions of the DGCL and make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent time as Qwest and LCI agree and specify in the certificate of merger.

  Certificate of Incorporation and Bylaws of the Surviving Corporation. The Merger Agreement provides that the certificate of incorporation of the Surviving Corporation will be amended in accordance with the DGCL such that the certificate of incorporation of the Surviving Corporation will consist of the provisions of the certificate of incorporation of Qwest Subsidiary, except that it will be amended to reflect the fact that the name of the Surviving Corporation will be "LCI International, Inc." The bylaws of Qwest Subsidiary at the Effective Time will be the bylaws of the Surviving Corporation.

  Directors and Officers of the Surviving Corporation. The Merger Agreement provides that the officers of LCI as of the Effective Time will be the officers of the Surviving Corporation and the directors of Qwest Subsidiary as of the Effective Time will be the directors of the Surviving Corporation.

  Exchange of Certificates. Prior to the Effective Time, Qwest will appoint Chase Mellon Shareholder Services or another commercial bank or trust company having net capital of not less than $100,000,000 (the "Exchange Agent") to act as exchange agent under the Merger Agreement for the purpose of exchanging certificates that immediately prior to the Effective Time represented shares of LCI Common Stock (each, a "Certificate") for the Merger Consideration. At or prior to the Effective Time, Qwest will deposit with the Exchange Agent, in trust for the benefit of LCI Stockholders, certificates representing the Qwest Common Stock issuable in exchange for outstanding shares of LCI Common Stock. Qwest has agreed to make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares and any dividends and other distributions pursuant to the Merger Agreement. Any cash and certificates of Qwest Common Stock deposited with the Exchange Agent are referred to as the "Exchange Fund."

  As soon as reasonably practicable after the Effective Time, the Surviving Corporation will cause the Exchange Agent to mail to each holder of a Certificate an appropriate letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the

Certificates to the Exchange Agent, and instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate will be entitled to receive in exchange therefor (A) one or more shares of Qwest Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to the Merger Agreement and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the Merger Agreement, including cash in lieu of any fractional shares of Qwest Common Stock. No interest will be paid or will accrue on any cash payable pursuant to the Merger Agreement. See "--No Fractional Shares." In the event of a transfer of ownership of LCI Common Stock which is not registered in the transfer records of LCI, one or more shares of Qwest Common Stock evidencing, in the aggregate, the proper number of shares of Qwest Common Stock, a check in the proper amount of cash in lieu of any fractional shares of Qwest Common Stock and any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, may be issued with respect to such LCI Common Stock to such a transferee if the Certificate representing such shares of LCI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

  No dividends or other distributions declared or made with respect to shares of Qwest Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Qwest Common Stock that such holder would be entitled to receive upon surrender of such Certificate, and no cash payment in lieu of fractional shares of Qwest Common Stock shall be paid to any such holder pursuant to the Merger Agreement, until such holder shall surrender such Certificate in accordance with the exchange procedures set forth in the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Qwest Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Qwest Common Stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Qwest Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Qwest Common Stock.

  None of Qwest, Qwest Subsidiary, LCI, the Surviving Corporation or the Exchange Agent will be liable to any person in respect of any Merger Consideration delivered from the Exchange Fund to a public official pursuant to any applicable abandoned property, escheat or similar law.

  LCI STOCKHOLDERS SHOULD NOT FORWARD THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

  Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for twelve months after the Effective Time will be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates will thereafter look only to the Surviving Corporation and Qwest for the Merger Consideration with respect to the shares of LCI Common Stock formerly represented thereby, any cash in lieu of fractional shares of Qwest Common Stock and any dividends or distributions with respect to shares of Qwest Common Stock to which such holders are entitled pursuant to the Merger Agreement. Any such portion of the Exchange Fund remaining unclaimed by LCI Stockholders five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) will, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto. None of Qwest, Qwest Subsidiary, LCI, the Surviving Corporation or the Exchange Agent will be liable to any person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  No Fractional Shares. No certificates or scrip or shares of Qwest Common Stock representing fractional shares of Qwest Common Stock will be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Qwest or a holder of shares of Qwest Common Stock. Each LCI Stockholder who would otherwise have been entitled to receive a fraction of a share of Qwest Common Stock (after taking into account all Certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Qwest Common Stock multiplied by (ii) the last sales price per share of Qwest Common Stock reported on the Nasdaq National Market in The Wall Street Journal, Eastern edition, with respect to the Closing Date. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent will so notify Qwest, and Qwest will cause the Surviving Corporation to deposit such amount with the Exchange Agent and will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms of the Merger Agreement.

  Withholding Rights. Pursuant to the Merger Agreement, the Surviving Corporation and Qwest are entitled to deduct and withhold from the consideration otherwise payable to any LCI Stockholder such amounts as they are required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Qwest, as the case may be, such withheld amounts will be treated as having been paid to the LCI Stockholder in respect of which such deduction and withholding is made.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of LCI, Qwest and Qwest Subsidiary. In the Merger Agreement, LCI represents and warrants to Qwest as to, among other things: (i) due organization, standing and power; (ii) capital structure;
(iii) due authorization, non-contravention with organizational documents, contracts and laws and the receipt of required approvals; (iv) publicly filed documents and financial statements; (v) certain information supplied by LCI for inclusion in this Joint Proxy Statement/Prospectus and the Registration Statement of which it is a part; (vi) approval by the LCI Board; (vii) required vote of the LCI Stockholders; (viii) the LCI Rights Agreement; (ix) brokers or finders fees; (x) receipt of the opinion of Lehman Brothers and
(xi) delivery of a letter identifying all parties who are "affiliates" (as defined in the Merger Agreement) of LCI.

  In the Merger Agreement, Qwest represents and warrants to LCI as to, among other things: (i) due organization, standing and power; (ii) capital structure; (iii) due authorization, non-contravention with organizational documents, contracts and laws and the receipt of required approvals; (iv) publicly filed documents and financial statements; (v) certain information supplied by Qwest for inclusion in this Joint Proxy Statement/Prospectus and the Registration Statement of which it is a part; (vi) approval by the Qwest Board; (vii) required vote of the Qwest Stockholders; (viii) brokers or finders fees; and (ix) receipt of the Salomon Smith Barney Opinion.

  The Merger Agreement also includes representations and warranties by Qwest Subsidiary to LCI as to, among other things: (i) due organization and corporate power; (ii) due authorization of the Merger Agreement; (iii) non-contravention with organizational documents; and (iv) the absence of business activities of Qwest Subsidiary other than in connection with the consummation of the transactions contemplated by the Merger Agreement.

  All representations and warranties of LCI, Qwest and Qwest Subsidiary expire at the Effective Time.

  Certain Covenants of the Parties. Pursuant to the Merger Agreement, LCI has agreed, subject to the limitations and qualifications stated in the Merger Agreement, to (i) carry on its business in the ordinary course; (ii) not declare any dividends; (iii) not issue additional securities (other than certain permitted exceptions); (iv) not amend its organizational documents;
(v) not make any acquisitions (except that LCI may, after September 8, 1998, make acquisitions having a fair market value of $400 million in the aggregate); (vi) not make any material dispositions of its assets; (vii) not make any investments or incur any indebtedness; (viii) not take any action that would adversely affect the tax-free nature of the Merger; (ix) not increase the compensation of its senior executive officers; (x) not take certain other actions that could reasonably be expected to prevent the satisfaction of any of the conditions to the Merger; (xi) not change its methods of accounting or income tax elections; and
(xii) not modify the Rights Agreement (other than as expressly provided in the Merger Agreement).

  Pursuant to the Merger Agreement, Qwest has agreed, subject to the limitations and qualifications stated in the Merger Agreement, to (i) carry on its business in the ordinary course; (ii) not declare any dividends; (iii) not issue additional securities (other than certain permitted exceptions); (iv) not amend its organizational documents; (v) not make any acquisitions (except that Qwest may make acquisitions having a fair market value of $1 billion in the aggregate); (vi) not make any material dispositions of its assets; (vii) not make any investments; (viii) not take any action that would adversely affect the tax-free nature of the Merger; (ix) not take certain other actions that could reasonably be expected to prevent the satisfaction of any of the conditions to the Merger; (x) not change its methods of accounting or income tax elections; and (xi) not agree to enter into any merger, reorganization, share exchange, business combination or similar transaction pursuant to which any Qwest Stockholder would receive any consideration in exchange for its shares of Qwest Common Stock unless both (A) such transaction is not to be consummated until after the termination of the Merger Agreement or the Effective Time and (B) the consideration per share of Qwest Common Stock payable in connection therewith has a value as reasonably determined by Qwest of not less than $35 15/16.

  Transition Planning; Continued Operations of LCI. Pursuant to the Merger Agreement, LCI and Qwest have each agreed to appoint four executives to serve from time to time as their respective representatives on a committee that will be responsible for coordinating transition planning and implementation relating to the Merger. The initial representatives of LCI are H. Brian Thompson, Chairman of the Board and Chief Executive Officer of LCI, Joseph A. Lawrence, Executive Vice President and Chief Financial Officer of LCI, Lawrence J. Bouman, Senior Vice President--Engineering, Operations and Technology of LCI, and Marshall W. Hanno, Senior Vice President--Commercial Segment of LCI. The initial representatives of Qwest are Joseph P. Nacchio, President and Chief Executive Officer of Qwest, Robert S. Woodruff, Executive Vice President and Chief Financial Officer of Qwest, Lewis O. Wilks, President--Business Markets of QCC, and Larry A. Seese, Executive Vice President-- Network Engineering and Operations of QCC. Mr. Lawrence has been appointed to serve as Chairman of such committee. It is the current intention of Qwest that LCI will continue to operate LCI's offices and facilities in Fairfax County, Virginia and Dublin, Ohio.

  Qwest Board of Directors. Pursuant to the Merger Agreement, Qwest has agreed that at or prior to the Effective Time, the Qwest Board will take all action necessary to elect the Chief Executive Officer of LCI, and one other director of LCI on the date of the Merger Agreement selected by LCI, as members of the Qwest Board to serve until the end of the term beginning at the annual meeting of Qwest Stockholders in 1999. Douglas M. Karp, an outside director of LCI, has been selected by LCI to be its other designee on the Qwest Board. In the event that the Chief Executive Officer is so elected and agrees to serve as a director of Qwest, the Qwest Board will appoint him as Vice Chairman of Qwest.

  Best Efforts. Subject to the terms and conditions of the Merger Agreement, each party has agreed to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable after the date hereof. Qwest and LCI have agreed to promptly make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. However, none of Qwest and its subsidiaries is required to sell or otherwise dispose of, or permit the sale or other disposition of, any assets of Qwest, LCI or their respective subsidiaries, whether as a condition to obtaining any approval from a Governmental Entity or any other person or for any other reason, if Qwest reasonably determines that such sale or other disposition would have or is likely to have a Material Adverse Effect (as defined in the Merger Agreement) on Qwest and its subsidiaries (including the Surviving Corporation and its subsidiaries), taken together, after giving effect to the Merger. On April 29, 1998, the parties received a notification from the FTC of early termination of the waiting period under the HSR Act.

  Each of Qwest and LCI will, in connection with the efforts described in the preceding paragraph, obtain all requisite approvals and authorizations for the transactions contemplated by this Merger Agreement under the HSR Act or any other Regulatory Law (as defined in the Merger Agreement), use its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the FCC, PUCs, the Antitrust Division of the Department of Justice (the "DOJ") or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FCC, PUCs, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FCC, PUCs, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

  Pursuant to the Merger Agreement, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any Regulatory Law, each of Qwest and LCI will cooperate in all respects with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement.

  Pursuant to the Merger Agreement, if any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any such transactions as violative of any Regulatory Law, each of Qwest and LCI will use its best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by the Merger Agreement.

  Pursuant to the Merger Agreement, each of Qwest, Merger Sub and LCI will use its best efforts to cause the Merger to qualify and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368 of the Code.

  Acquisition Proposals. Pursuant to the Merger Agreement, LCI has agreed that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries will, and that it will direct and use its best efforts to cause its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase or sale of all or any significant portion of the assets or more than 15% (or in the case of acquisition by an Institutional Investor (as defined in the LCI Rights Agreement) more than 20%) of the common stock of, it or any of its subsidiaries (any such proposal or offer (other than a proposal or offer made by Qwest or an affiliate thereof) being hereinafter referred to as an "Acquisition Proposal"), and (ii) have any discussion with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an

Acquisition Proposal or accept an Acquisition Proposal. Notwithstanding the foregoing, LCI or the LCI Board is permitted, (A) to the extent applicable, to comply with Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) in response to an unsolicited bona fide written Acquisition Proposal by any person, to recommend approval of such an unsolicited bona fide written Acquisition Proposal to the LCI Stockholders or withdraw or modify in any adverse manner the LCI Board Approval or (C) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that, in any such case as is referred to in clause (B) or (C), (1) the LCI Stockholders Meeting shall not have occurred, (2) the LCI Board concludes in good faith that such Acquisition Proposal (x) in the case of clause (B) above would, if consummated, constitute a Superior Proposal (as defined below) or (y) in the case of clause (C) above could reasonably be expected to constitute a Superior Proposal, (3) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, the LCI Board receives from such person an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement dated February 25, 1998 (the "Confidentiality Agreement") (except as to the standstill provisions, provided that if under the aforementioned circumstances LCI enters into any such confidentiality agreement without standstill provisions substantially similar to those contained in the Confidentiality Agreement, then Qwest will to the extent of the difference be relieved of compliance with the Confidentiality Agreement's standstill provisions), and
(4) prior to providing any information or data to any person or entering into discussions or negotiations with any person, the LCI Board notifies Qwest promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers. LCI has agreed to keep Qwest informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations, and to cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. LCI has also agreed to take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this paragraph of the obligations described in this paragraph. As used in the Merger Agreement, "Superior Proposal" means a bona fide written Acquisition Proposal which the LCI Board concludes in good faith (after consultation with its financial advisors and legal counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to the LCI Stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by the Merger Agreement and (ii) is reasonably capable of being completed (provided that for purposes of this definition the term Acquisition Proposal has the meaning assigned to such term in Section 5.5 of the Merger Agreement except that the references to "15%" and "20%" in the definition of "Acquisition Proposal" shall each be deemed to be a reference to "50%" and "Acquisition Proposal" shall only be deemed to refer to a transaction involving LCI, or with respect to assets (including the shares of any subsidiary of LCI) of LCI and its subsidiaries, taken as a whole, and not any of its subsidiaries alone).

  Conditions to the Merger. The obligations of LCI, Qwest and Qwest Subsidiary to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

    (a) LCI shall have obtained the Required LCI Vote in connection with the adoption of the Merger Agreement by the LCI Stockholders, and Qwest shall have obtained the Required Qwest Vote in connection with the approval of the Qwest Share Issuance by the Qwest Stockholders.

    (b) No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the conditions described in this paragraph (b) will not be available to any party whose failure to fulfill its obligations described above under "-- Best Efforts" is the cause of, or results in, such order or injunction.

    (c) All approvals for the Merger from the FCC and from the PUCs shall have been obtained other than those the failure of which to be obtained would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect on Qwest and its subsidiaries (including the Surviving Corporation and its subsidiaries), taken together.

    (d) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

    (e) The shares of Qwest Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved upon official notice of issuance for quotation on the Nasdaq National Market.

    (f) The Registration Statement shall have been declared effective by the Commission under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or threatened by the Commission.

    (g) Each of the representations and warranties of Qwest and Qwest Subsidiary or LCI, as applicable, set forth in the Merger Agreement that is qualified as to materiality shall have been true and correct on the date of the Merger Agreement, and each of the representations and warranties of Qwest and Qwest Subsidiary or LCI, as applicable, that is not so qualified shall have been true and correct in all material respects on the date of the Merger Agreement, and LCI or Qwest, as applicable, shall have received a certificate of the chief executive officer and the chief financial officer of the other party to such effect.

    (h) Qwest or LCI, as applicable, shall have performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date that are not so qualified as to materiality, and LCI or Qwest, as applicable, shall have received a certificate of the chief executive officer and the chief financial officer of the other party to such effect.

    (i) LCI and Qwest shall have each received from their respective counsel a written opinion dated as of the Closing Date with respect to the tax-free nature of the Merger.

  Assumption of LCI Stock Options and Warrants. Pursuant to the Merger Agreement, at the Effective Time, each LCI stock option and warrant granted or issued, as the case may be, by LCI to purchase shares of LCI Common Stock which is outstanding and unexercised will be assumed by Qwest and converted into an option or warrant to purchase Qwest Common Stock in such amount and at such exercise price as is described below and otherwise having the same terms and conditions as are in effect immediately prior to the Effective Time. The number of shares of Qwest Common Stock to be subject to the new option or warrant will be equal to the number of shares that the holder of such LCI stock option or warrant would have been entitled to receive pursuant to the Merger had such holder exercised such option or warrant in full immediately prior to the Effective Time (whether or not such option or warrant was in fact exercisable); provided, however, that the number of shares of Qwest Common Stock that may be purchased upon exercise of any LCI stock option or warrant will not include any fractional share and, upon exercise of such LCI stock option or warrant, a cash payment will be made for any fractional share based upon the last sale price per share of Qwest Common Stock on the trading day immediately preceding the date of exercise. The exercise price per share of Qwest Common Stock under the new option or warrant will be equal to (x) the aggregate exercise price for LCI Common Stock purchasable pursuant to such LCI stock option or warrant divided by (y) the number of shares of Qwest Common Stock deemed purchasable pursuant to such LCI stock option or warrant. All such LCI stock options will be immediately exercisable by the holder thereof at or after the Effective Time, notwithstanding any provision to the contrary set forth in any option agreement or warrant. The terms of the assumption by Qwest of the LCI stock options and warrants are contained in Exhibit 5.6 to the Merger Agreement attached to this Joint Proxy Statement/Prospectus as Exhibit A and incorporated herein by reference.

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


  Severance Plans. As contemplated by Schedule 4.1(i) of the Merger Agreement (a copy of which Schedule is attached to the Merger Agreement contained in Exhibit A to this Joint Proxy Statement/Prospectus and incorporated herein by reference), on May 4, 1998, LCI adopted two enhanced severance plans (the "Change in Control Severance Plans") which provide severance benefits to all persons employed by LCI immediately prior to a change in control of LCI (including consummation of the Merger), other than Tier I Executives and Tier II Executives who have entered into Continuity Agreements and employees of USLD and its subsidiaries. For a description of the terms of the Continuity Agreements, see "--Interests of Certain Persons in the Merger--Continuity Agreements."

  The Change in Control Severance Plans become effective on the date of a change of control of LCI and remain in effect until the second anniversary of such change of control. Participants in the plans are entitled to severance benefits in the event of a change of control followed by termination without "Cause" by LCI or for "Good Reason" by the employee.

  For employees at salary grades 13 and 14 (currently approximately 50 persons), "Cause" includes (i) the willful and continued failure to perform substantially the employee's duties (after a demand for performance), (ii) the conviction of, or a plea of guilty or nolo contendere to, a felony or (iii) the willful engaging in gross misconduct which is materially and demonstrably injurious to LCI or the applicable employer. For employees at salary grades 1 through 12, in addition to the items described in clause (iii) above, "Cause" also includes failure to perform substantially the employee's duties (after a demand for performance), indictment for, or a plea of nolo contendere to, a felony, engaging in insubordinate or disloyal conduct with respect to the employer or a violation of any written policies of LCI or the employer. For all participants, "Good Reason" includes any relocation of more than 35 miles or reduction in base salary and, for employees at salary grades 13 and 14, "Good Reason" also includes reduction in bonus opportunity or material and adverse reduction of duties and responsibilities following a change in control.

  The severance payment would equal the sum of one month of base salary for each full year of service with LCI, with a minimum payment of (x) twelve months of base salary for employees at salary grades 13 and 14, (y) six months of base salary for employees at salary grades 9 through 12 and (z) three months of base salary for employees at salary grades 1 through 8. In addition, all participants would receive additional payments equal to the sum of (i) any accrued but unpaid base salary, (ii) a pro rata portion of the bonus paid pursuant to LCI's incentive compensation plan and (iii) an amount equal to any accrued vacation or sick pay.

  In addition, upon termination without Cause or resignation for Good Reason, all participants in the Change in Control Severance Plans are entitled to (i) a continuation of general employee benefits for a period equal to the number of months the participant is entitled to severance payments (or a shorter period, if benefits are provided by a new employer), (ii) full vesting of all stock options, stock appreciation rights, and restricted stock and (iii) outplacement services.

  In the event that a participant is eligible for severance under any other plan or agreement with LCI, any cash severance amount payable pursuant to the applicable Change in Control Severance Plan shall be offset by such other cash severance payments, but shall not be offset by any cash payments received by the participant as a result of any subsequent employment.

  Employee Benefits. Pursuant to the Merger Agreement, each Benefit Plan (as defined in the Merger Agreement) as to which LCI or any of its subsidiaries has any obligation with respect to any current or former employee (the "LCI Employees") (the "LCI Benefit Plans") will be the obligations of Qwest and the Surviving Corporation at the Effective Time. For at least two years thereafter, Qwest will, or will cause the Surviving Corporation to, provide benefits, in the aggregate, that are no less favorable than the benefits provided, in the aggregate, under such Benefit Plans to the LCI Employees immediately prior to the Effective Time. However, neither Qwest nor the Surviving Corporation (i) is required to continue any particular LCI Benefit Plan or prevent the amendment or termination thereof (subject to the maintenance, in the aggregate, of the benefits described in the preceding sentence) or (ii) is required to continue or maintain any stock purchase or other equity plan related to the equity of LCI or the Surviving Corporation.

  With respect to any Benefit Plans of Qwest in which the LCI Employees participate effective as of the Closing Date, Qwest has agreed to, and to cause the Surviving Corporation to: (i) not impose any limitations more onerous than those currently in effect as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the LCI Employees under which any welfare Benefit Plan in which such employees may be eligible to participate after the Effective Time, (ii) provide each LCI Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare Benefit Plan in which such employees may be eligible to participate after the Effective Time, and (iii) recognize all service of the LCI Employees with LCI for all purposes (including, without limitation, purposes of eligibility to participate, vesting credit, entitlement for benefits, and benefit accrual) in any Benefit Plan in which such employees may be eligible to participate after the Effective Time, to the same extent taken into account under a comparable LCI Benefit Plan immediately prior to the Closing Date.

  Listing of Qwest Common Stock. Pursuant to the Merger Agreement, Qwest has agreed to use its best efforts to cause the shares of Qwest Common Stock to be issued in the Merger and the shares of Qwest Common Stock to be reserved for issuance upon exercise of any stock options or warrants of LCI to be approved for quotation, upon official notice of issuance, on the Nasdaq National Market.

  Indemnification. Pursuant to the Merger Agreement, the Surviving Corporation will cause to be maintained in effect in its certificate of incorporation and bylaws (i) for a period of six years after the Effective Time, the current provisions regarding elimination of liability of directors and indemnification of officers, directors and employees contained in the certificate of incorporation and by-laws of LCI and (ii) for a period of six years, the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by LCI (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by LCI for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation is obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  LCI Rights Agreement. Pursuant to the Merger Agreement, the LCI Board will take all further action (in addition to those specifically identified in the Merger Agreement) necessary (including redeeming the Rights immediately prior to the Effective Time or amending the LCI Rights Agreement) in order to render the Rights inapplicable to the Merger and the other transactions contemplated by the Merger Agreement.

  Termination; Possible Exchange Ratio Increase. The Merger Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of LCI or Qwest:

    (a) By mutual written consent of Qwest and LCI, by action of their respective boards of directors;

    (b) By either LCI or Qwest, if the Effective Time shall not have occurred on or before the first anniversary of the date of the Merger Agreement (the "Termination Date"); provided, however, that the right to terminate the Merger Agreement described in this paragraph (b) is not available to any party whose failure to fulfill any obligation under the Merger Agreement (including without limitation those obligations described above under "-- Best Efforts") has to any extent been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

    (c) By either LCI or Qwest, if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their best efforts to resist, resolve or lift, as applicable, in accordance with their obligations described above under "-- Best Efforts") permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or
  (ii) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties shall have used their best efforts to obtain, in accordance with their obligations described above under "--Best Efforts"), in each case (i) and
  (ii) which is necessary to fulfill the conditions set forth in paragraphs
  (c) and (d) of "--Conditions to the Merger" above, as applicable, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable; provided, however, that the right to terminate the Merger Agreement described in this paragraph (c) is not available to any party whose failure to comply with its obligations described above under "--Best Efforts" has to any extent been the cause of such action or inaction;

    (d) By either LCI or Qwest, if (i) the approval by the LCI Stockholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required LCI Vote or (ii) the approval by the Qwest Stockholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Qwest Vote, in each case upon the taking of such vote at the LCI Special Meeting or the Qwest Special Meeting, as applicable;

    (e) By Qwest, if the LCI Board, prior to the LCI Special Meeting (i) shall withdraw or modify in any adverse manner the Board Approval, (ii) shall approve or recommend a Superior Proposal pursuant to Section 5.5 of the Merger Agreement or (iii) shall resolve to take any of the actions specified in clauses (i) or (ii) above;

    (f) By LCI, at any time prior to the LCI Special Meeting, upon three business days' prior notice to Qwest, if the LCI Board shall approve a Superior Proposal; provided, however, that (i) LCI shall have complied with the provisions described under "--Acquisition Proposals" above, (ii) the LCI Board shall have concluded in good faith, after giving effect to all concessions which may be offered by Qwest pursuant to clause (iii) below, on the basis of the advice of its financial advisors and outside counsel, that such proposal is a Superior Proposal and (iii) prior to any such termination, LCI shall, and shall cause its financial and legal advisors to, negotiate with Qwest to make such adjustments in the terms and conditions of the Merger Agreement as would enable Qwest to proceed with the transactions contemplated thereby; provided further, however, that it is a condition to termination by LCI pursuant to the provision described in this paragraph (f) that LCI shall have made the payment of the Termination Fee to Qwest required by the Merger Agreement;

    (g) By Qwest, if any person who is not an affiliate of Qwest shall have acquired more than 50% of the LCI Common Stock;

    (h) By Qwest, if a Stock Acquisition Date (as defined in the Rights Agreement) shall have occurred; and

    (i) By LCI, if the LCI Board so determines by a vote of the majority of the members of the entire LCI Board, at any time during the three business day period commencing on the Determination Date (the "LCI Evaluation Period"), if the Average Price is less than $26.9531, subject, however, to the following: (A) if LCI elects to exercise its termination right described in this paragraph (i), it shall give Qwest written notice of its intention to terminate (the "Termination Notice"), which termination shall be effective at the close of business on the third business day following the delivery of the Termination Notice (which Termination Notice may be withdrawn by LCI at any time prior to the effectiveness of such termination), (B) during the two business day period commencing with the delivery of a Termination Notice (the "Adjustment Election Period"), Qwest shall have the option of adjusting the Exchange Ratio to equal the quotient determined by dividing $42.00 by the Average Price (rounded to the nearest 1/10,000) by delivering written notice to LCI within such two business day period of its intention to so adjust the Exchange Ratio and (C) if Qwest makes an election to adjust the Exchange Ratio pursuant to the preceding clause (B) (an "Adjustment Election"), then the Merger Agreement shall not terminate pursuant to the provision described in this paragraph (i) and the Merger Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in the Merger Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to the provision described in this paragraph (i).

  It is not possible to know until the Determination Date if the Average Price will be less than $26.9531. The LCI Board has made no decision as to whether it would exercise its right to terminate the Merger Agreement if the Average Price were less than $26.9531. The Qwest Board has made no decision as to whether it would exercise its related right to increase the Exchange Ratio in the event LCI elects to exercise such termination right. In considering whether to exercise its respective rights, each of the LCI Board and the Qwest Board would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at such time and would consult with its respective financial advisors and legal counsel. THERE CAN BE NO ASSURANCE THAT THE LCI BOARD WOULD EXERCISE ITS RIGHT TO TERMINATE THE MERGER AGREEMENT IF THE AVERAGE PRICE WERE LESS THAN $26.9531 AND IF THE LCI BOARD DOES ELECT TO SO TERMINATE THE MERGER AGREEMENT, THERE CAN BE NO ASSURANCE THAT QWEST WILL ELECT TO INCREASE THE EXCHANGE RATIO.

  LCI Stockholders should be aware that the Average Price will be calculated on the Determination Date based on the average of the daily volume weighted averages of the trading prices of Qwest Common Stock during the 15-trading-day period ending on the trading day immediately preceding the Determination Date. Accordingly, because the market price of Qwest Common Stock will fluctuate and may decline during the period from the Determination Date to the Effective Time as well as during the period from the Effective Time until the date certificates representing shares of Qwest Common Stock are delivered in exchange for shares of LCI Common Stock following consummation of the Merger, the value of the Qwest Common Stock actually received by holders of LCI Common Stock may be more or less than the Average Price or the value of the Qwest Common Stock at the Effective Time resulting from the Exchange Ratio, including as the Exchange Ratio may be adjusted as described above.

  The Lehman Brothers' written opinion dated March 8, 1998 and the Salomon Smith Barney Opinion are each dated as of the date of the Merger Agreement and are based on conditions in effect on the date thereof. The Lehman Brothers' written opinion dated the date hereof is based on conditions in effect on the date hereof. The Lehman Opinion does not address the circumstances that might arise if the Average Price were less than $26.9531. The Salomon Smith Barney Opinion does not address the circumstances that might arise if the Qwest Board increases the Exchange Ratio above 1.5583.

  APPROVAL OF THE MERGER AND ADOPTION OF THE MERGER AGREEMENT BY THE LCI STOCKHOLDERS AT THE LCI SPECIAL MEETING AND APPROVAL OF THE QWEST SHARE ISSUANCE BY THE QWEST STOCKHOLDERS AT THE QWEST SPECIAL MEETING WILL CONFER ON EACH OF THE LCI BOARD AND THE QWEST BOARD, RESPECTIVELY, THE POWER, CONSISTENT WITH ITS FIDUCIARY DUTIES, TO ELECT TO CONSUMMATE THE MERGER IN THE EVENT THE AVERAGE PRICE IS LESS THAN $26.9531 (IN THE CASE OF THE LCI BOARD) OR TO ELECT TO INCREASE THE EXCHANGE RATIO IN THE EVENT LCI ELECTS TO EXERCISE ITS TERMINATION RIGHT (IN THE CASE OF THE QWEST BOARD) WITHOUT ANY FURTHER ACTION BY, OR RESOLICITATION OF, THE LCI STOCKHOLDERS OR THE QWEST STOCKHOLDERS, AS THE CASE MAY BE.

  Effect of Termination; Payment of Termination Fee. In the event of termination of the Merger Agreement by either LCI or Qwest as provided under "--Termination; Possible Exchange Ratio Increase," the Merger Agreement will become void and there will be no liability or obligation on the part of Qwest or LCI or their respective officers or directors except with respect to certain provisions of the Merger Agreement regarding payment of broker's fees, maintaining the confidentiality of non-public information, the payment of expenses, and certain other general provisions.

  LCI will pay to Qwest the sum of $125 million (the "Termination Fee") solely as follows: (i) if LCI shall terminate the Merger Agreement pursuant to
Section 7.1(f) thereof, (ii) if (A) LCI or Qwest shall terminate the Merger Agreement pursuant to Section 7.1(d)(i) thereof due to the failure of the LCI Stockholders to approve and adopt the Merger Agreement, (B) at any time after the date of the Merger Agreement and at or before the time of the event giving rise to such termination, there shall exist an Acquisition Proposal with respect to LCI and (C) within 12 months of the termination of the Merger Agreement, LCI enters into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated,
(iii) if Qwest shall terminate the Merger Agreement pursuant to Section 7.1(e), 7.1(g) or 7.1(h) thereof, or (iv) if (A) Qwest shall terminate the Merger Agreement pursuant to Section 7.1(b) thereof or LCI or Qwest shall terminate the Merger Agreement pursuant to Section 7.1(c) thereof, (B) at any time after the date of the Merger Agreement and at or before the time of the event giving rise to such termination, there shall exist an Acquisition Proposal, (C) following the existence of such Acquisition Proposal and prior to any such termination, LCI shall have intentionally breached (and not cured after notice thereof) any of its material covenants or agreements set forth in the Merger Agreement in any material respect and (D) within 12 months of any such termination of the Merger Agreement, LCI shall enter into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated.

  The Termination Fee required to be paid pursuant to Section 7.2(b) of the Merger Agreement shall be made prior to, and shall be a pre-condition to the effectiveness of termination of the Merger Agreement by LCI pursuant to
Section 7.1(f) thereof. Any other payment required to be made pursuant to
Section 7.2(b) of the Merger Agreement shall be made to Qwest not later than two business days after the entering into of a definitive agreement with respect to, or the consummation of, an Acquisition Proposal, as applicable, or a termination pursuant to Section 7.1(e), 7.1(g) or 7.1(h) thereof. All payments under Section 7.2 of the Merger Agreement shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

  Fees and Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such Expenses, except
(a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed on LCI or its subsidiaries and any real property transfer tax imposed on any holder of shares of capital stock of LCI resulting from the Merger, (b) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus, which shall be shared equally by Qwest and LCI and
(c) as provided under "--Effect of Termination; Payment of Termination Fee" above. As used in Merger Agreement, "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the solicitation of stockholder approvals and all other matters related to the transactions contemplated thereby.

  Amendments and Waivers. The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of LCI and Qwest, but, after any such approval, no amendment may be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. The parties may not amend the Merger Agreement except by an instrument in writing signed on behalf of each of the parties thereto. At any time prior to the Effective Time, the parties to the Merger Agreement, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions contained therein. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of those rights.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes certain material federal income tax consequences of the Merger. This discussion is based on currently existing provisions of the Code, existing and proposed Income Tax Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein.

  LCI Stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular LCI Stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. The following discussion only addresses the federal income tax consequences of the Merger itself. It does not address the tax consequences of the Merger under foreign, state or local tax laws. ACCORDINGLY, LCI STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

  Neither Qwest nor LCI has requested a ruling from the Internal Revenue Service (the "IRS") with regard to any of the federal income tax consequences of the Merger.

  It is a condition to the obligations of Qwest and LCI to consummate the Merger that Qwest receive an opinion from O'Melveny & Myers LLP, counsel for Qwest, and that LCI receive an opinion from Kramer, Levin, Naftalis & Frankel, counsel for LCI, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a)(1) of the Code. Such opinions will be based upon certain factual assumptions, representations and qualifications. As a result of the Merger qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code, the federal income tax consequences that will result to Qwest, Qwest Subsidiary, LCI and the LCI Stockholders will include the following, as specifically set forth in paragraphs (a) through (e):

    (a) Except as provided below, no gain or loss will be recognized by an LCI Stockholder upon the exchange of his or her LCI Common Stock for Qwest Common Stock in the Merger. An LCI Stockholder who receives cash proceeds in lieu of a fractional share interest in Qwest Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional share interest. Such gain or loss will constitute capital gain or loss if such stockholder's LCI Common Stock is held as a capital asset at the Effective Time, and will be long-term capital gain or loss if such shares of LCI Common Stock have been held for more than one year at the Effective Time. An individual LCI Stockholder's long-term capital gain will be taxed at the lowest applicable rate if such stockholder held the shares of LCI Common Stock for more than 18 months at the Effective Time.

    (b) The aggregate tax basis of the Qwest Common Stock received by an LCI Stockholder in the Merger will be the same as such stockholder's aggregate tax basis of the LCI Common Stock surrendered in exchange therefor, decreased by the tax basis allocated to any fractional share interest in Qwest Common Stock exchanged for cash.

    (c) The holding period of the Qwest Common Stock received by an LCI Stockholder in the Merger will include the period during which the LCI Common Stock surrendered in exchange therefor was considered to be held, provided that the LCI Common Stock so surrendered is held as a capital asset at the Effective Time.

    (d) LCI will not recognize gain or loss solely as a result of the Merger.

    (e) Neither Qwest nor Qwest Subsidiary will recognize gain or loss solely as a result of the Merger.

  Subject to the limitations and qualifications referred to herein and in their respective opinion letters, Kramer, Levin, Naftalis & Frankel, counsel to LCI, is of the opinion as to the matters set forth in paragraphs (a) through (d), and O'Melveny & Myers LLP, counsel to Qwest, is of the opinion as to the matters set forth in paragraphs (d) and (e). In issuing such opinions, counsel will rely upon representations made by LCI and Qwest as of the Effective Time, which counsel will assume to be true, correct and complete. If such representations are untrue, incorrect or incomplete, the opinions could be adversely affected. It should be noted that the opinions are not binding on the IRS and there is no assurance that the IRS could not successfully challenge the Merger as a tax-free reorganization.

  In the event of a successful IRS challenge to the Merger as a tax-free reorganization, there would be significant tax consequences. An LCI Stockholder would recognize taxable gain or loss with respect to each share of LCI Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Qwest Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Qwest Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

ACCOUNTING TREATMENT OF THE MERGER

  The Merger will be accounted for using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities.

REGULATORY APPROVALS

  The consummation of the Merger is subject to certain regulatory requirements, including expiration or termination of the applicable waiting periods under the HSR Act. The HSR Act provides that certain merger and acquisition transactions (including the Merger) may not be consummated until notifications and certain information have been given to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. On April 29, 1998, the parties received a notification from the FTC of early termination of the waiting period under the HSR Act. At any time before or after the consummation of the Merger, the Antitrust Division, the FTC or another third party could seek to enjoin or rescind the Merger on antitrust grounds. In addition, at any time before or after the consummation of the Merger, and notwithstanding that the waiting period under the HSR Act has been terminated, any state could take action under state antitrust laws that it deems necessary or desirable in the public interest. In addition, consummation of the Merger is subject to the receipt by Qwest and LCI of any necessary regulatory approvals from the FCC and any necessary material regulatory approvals from the public utilities commissions, public service commissions and other comparable regulatory agencies of several states. See "--Terms of the Merger Agreement--Conditions to the Merger."

NO APPRAISAL RIGHTS

  Under the DGCL, LCI Stockholders will not be entitled to appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement. Under the DGCL, Qwest Stockholders are not entitled to appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement.

THE VOTING AGREEMENT

  THE FOLLOWING DISCUSSION SUMMARIZES THE MATERIAL TERMS OF THE VOTING AGREEMENT BUT DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF ALL PROVISIONS OF THE VOTING AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE VOTING AGREEMENT, A COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS EXHIBIT B AND INCORPORATED HEREIN BY REFERENCE. LCI STOCKHOLDERS AND QWEST STOCKHOLDERS ARE URGED TO READ THE VOTING AGREEMENT CAREFULLY.

  In connection with the execution of the Merger Agreement, on March 8, 1998 LCI, Philip F. Anschutz, the beneficial owner of approximately 173,000,000 shares (the "Anschutz Shares") of Qwest Common Stock, and Anschutz Company, a Delaware corporation wholly owned by Mr. Anschutz and the record owner of the Anschutz Shares, entered into the Voting Agreement. Pursuant to the Voting Agreement, Mr. Anschutz has agreed to cause Anschutz Company, and Anschutz Company has agreed, to vote the Anschutz Shares at the Qwest Special Meeting to approve the Qwest Share Issuance and the Qwest Certificate Amendment. The Voting Agreement restricts Mr. Anschutz and Anschutz Company's ability to transfer record or beneficial ownership of the Anschutz Shares. The Voting Agreement provides that the Anschutz Shares may be transferred (i) to any entity that is wholly owned by Mr. Anschutz if such entity agrees to be bound by the operative provisions of the Voting Agreement and (ii) to any person, provided that (A) 51% of the outstanding shares of Qwest Common Stock remained subject to the operative provisions of the Voting Agreement and (B) on the Qwest Record Date, the Anschutz Shares shall constitute a majority of the outstanding shares of Qwest Common Stock. The Voting Agreement also provides that until the day following termination thereof, Mr. Anschutz shall not, and shall cause Anschutz Company and his other affiliates not to, acquire from any person other than Qwest any additional shares of Qwest Common Stock, except that Qwest may purchase shares of Qwest Common Stock to the extent permitted by the Merger Agreement. The Voting Agreement terminates upon termination of the Merger Agreement or the consummation of the Merger.

  The Anschutz Shares constitute approximately 83.4% of the issued and outstanding shares of Qwest Common Stock as of the Qwest Record Date. Accordingly, it is expected that each of the Qwest Share Issuance and the Qwest Certificate Amendment will be approved at the Qwest Special Meeting, even if no other Qwest Stockholder votes to approve either proposal. The Voting Agreement is attached as Exhibit B to this Joint Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the LCI Board that the LCI Stockholders vote for the adoption of the Merger Agreement, LCI Stockholders should be aware that certain directors and officers of LCI have interests in the Merger in addition to their interests solely as LCI Stockholders, as described below. The LCI Board was aware of these interests when it considered and approved the Merger Agreement and the Merger, except that the interests described under "-- Advisory Payment" below did not arise until after the time LCI considered and approved the Merger Agreement and the Merger.

  Continuity Agreements. Pursuant to the terms of the Merger Agreement, prior to the Effective Time LCI is permitted to enter into continuity agreements ("Continuity Agreements") with (i) LCI's Chief Executive Officer, Executive Vice Presidents, Senior Vice Presidents and other employees identified as executive officers (such nine persons, the "Tier I Executives") and (ii) certain other LCI executives above specified salary grade levels (such twenty three persons, the "Tier II Executives"). The LCI Board has approved the form and terms of the Continuity Agreements and it is expected that all of the Continuity Agreements will be entered into prior to the Effective Time. The material terms of the Continuity Agreements are set forth in Schedule 4.1(i) to the Merger Agreement, a copy of which Schedule is attached to the Merger Agreement contained in Exhibit A to this Joint Proxy Statement/Prospectus. The Merger Agreement also permitted LCI to adopt certain severance arrangements for other LCI employees. See "--Terms of the Merger Agreement--Severance Plans" for a description of the severance plans that LCI has adopted for other LCI employees.

  The Continuity Agreements would become effective on the date of a change of control of LCI (including consummation of the Merger) and would generally remain in effect for a two year period following the date of a change of control. Any LCI executive party to a Continuity Agreement would be entitled to severance benefits under such Continuity Agreement in the event of the occurrence of a change of control followed by a termination without "Cause" by LCI or a resignation for "Good Reason" by the executive. "Cause" would include willful and continued failure to perform substantially the executive's duties (after a demand for performance), the conviction of, or a plea of guilty or nolo contendere to, a felony or the willful engaging in gross misconduct which is materially and demonstrably injurious to LCI. "Good Reason" would include any relocation of more than 35 miles, reduction in base salary or bonus opportunity, or material and adverse reduction of duties and responsibilities following a change of control, except that four Tier I Executives (Messrs. Thompson, Lawrence, Bouman and Hanno) would have Good Reason for a voluntary termination of employment for any reason during the 13th month following the change of control.

  The severance payment for the Tier I Executives would equal (i) three times the sum of (A) annual base salary plus (B) the average of actual bonuses payable in respect of each of the two years prior to the year in which the change of control occurs, plus (ii) a pro-rata portion of the Tier I Executive's target bonus for the year of termination. In addition, in lieu of the continuation of a Tier I Executive's perquisites, the Tier I Executive would receive a payment equal to 5% of his or her base salary, for each of the three years following the change of control, discounted to present value using an 8% discount rate. For Tier II Executives, the multiplier in clause (i) would be two times and the payment in lieu of a Tier II Executive's perquisites would equal 5% of his or her base salary for each of the two years following the change of control, discounted to present value using an 8% discount rate. Severance payments would not be subject to any mitigation or offset, but no Tier I Executive or Tier II Executive would be able to receive severance payments under both a Continuity Agreement and his or her existing employment agreement. Any Tier I Executive or Tier II Executive that is terminated would also receive his or her accrued but unpaid salary and bonus in respect of the period prior to the termination of employment.

  Tier I Executives would also be entitled to: (i) a continuation of general employee benefits (exclusive of such Tier I Executive's perquisites) for three years following termination (or a shorter period, if benefits are provided by a new employer), except that for five years following termination Messrs. Thompson and Lawrence would be entitled to a continuation of their split-dollar life insurance coverage, (ii) outplacement services, and (iii) other accrued and vested benefits as prescribed by the applicable plan. Tier II Executives would receive all the benefits listed in the preceding sentence, except that Tier II Executives would be entitled to the benefits described in clause (i) above for two years. Tier I Executives and Tier II Executives would be entitled to payment of legal fees by LCI in any dispute arising in connection with the Continuity Agreements; provided, however, that no such payment shall be required if LCI is successful in all material respects in defending against such executive's claims.

  Tier I Executives and Tier II Executives would receive a gross-up payment in respect of severance and any other amounts payable in respect of options to ensure the same net after-tax benefit that such executive would have received had no tax under Section 4999 of the Code been imposed. LCI and Qwest would be entitled to control any dispute or litigation with the IRS relating solely to the amount of any excise tax due, so long as such executive was indemnified fully against any such dispute or litigation.

  In addition, the Continuity Agreements provide that if an executive is terminated during the term of the applicable agreement by reason of death, disability or retirement prior to any other termination, the executive will receive his or her accrued but unpaid salary and bonus in respect of the period prior to the termination of employment and other accrued and vested benefits as prescribed by the applicable plan.

  Stock Options and Warrants. Pursuant to the Merger Agreement, at the Effective Time, each LCI stock option and warrant granted or issued, as the case may be, by LCI to purchase shares of LCI Common Stock which is outstanding and unexercised will be assumed by Qwest and converted into an option or warrant to purchase Qwest Common Stock in such amount and at such exercise price as is described below and otherwise having the same terms and conditions as are in effect immediately prior to the Effective Time. The number of shares of Qwest Common Stock to be subject to the new option or warrant will be equal to the number of shares that the holder of such LCI stock option or warrant would have been entitled to receive pursuant to the Merger had such holder exercised such option or warrant in full immediately prior to the Effective Time (whether or not such option or warrant was in fact exercisable); provided, however, that the number of shares of Qwest Common Stock that may be purchased upon exercise of any LCI stock option or warrant will not include any fractional

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

share and, upon exercise of such LCI stock option or warrant, a cash payment will be made for any fractional share based upon the last sale price per share of Qwest Common Stock on the trading day immediately preceding the date of exercise. The exercise price per share of Qwest Common Stock under the new option or warrant will be equal to (x) the aggregate exercise price for LCI Common Stock purchasable pursuant to such LCI stock option or warrant divided by (y) the number of shares of Qwest Common Stock deemed purchasable pursuant to such LCI stock option or warrant. All such LCI stock options will be immediately exercisable by the holder thereof at or after the Effective Time, notwithstanding any provision to the contrary set forth in any option agreement or warrant.

  Board Positions. Pursuant to the Merger Agreement, Qwest has agreed that at or prior to the Effective Time, the Qwest Board will take all action necessary to elect the Chief Executive Officer of LCI, and one other director of LCI on the date of the Merger Agreement selected by LCI, as members of the Qwest Board to serve until the end of the term beginning at the annual meeting of Qwest Stockholders in 1999. Douglas M. Karp, an outside director of LCI, has been selected by LCI to be its other designee on the Qwest Board. In the event that the Chief Executive Officer is so elected and agrees to serve as a director of Qwest, the Qwest Board will appoint him as Vice Chairman of Qwest.

  Indemnification and Insurance. Pursuant to the Merger Agreement and subject to certain limitations, the Surviving Corporation will indemnify each person who was an officer, director, employee or agent of LCI against certain liabilities. In addition, the Surviving Corporation will maintain, with certain limitations, policies of directors' and officers' liability insurance comparable to those currently maintained by LCI for a period of six years from the Effective Time. See "--Terms of the Merger Agreement--Indemnification."

  Advisory Payment. On May 4, 1998, in consideration and recognition of the extraordinary individual efforts of Douglas M. Karp, an outside director of LCI and a Managing Director of E.M. Warburg, Pincus & Co., LLC ("Warburg"), during the process leading to the Merger, as well as to induce Mr. Karp to be LCI's designee on the Qwest Board following the Merger, the LCI Board, with the consent of Qwest, determined to pay Warburg, in respect of Mr. Karp, an advisory fee of $4 million payable upon consummation of the Merger. In making this decision, the LCI Board considered the significant extent to which it and LCI's management relied on Mr. Karp's knowledge of and experience in the telecommunications industry and his merchant and investment banking skills, which he acquired during his career as a mergers and acquisitions investment banker and, since 1991, as a Managing Director of Warburg and its predecessor. The LCI Board recognized Mr. Karp's critical individual efforts in structuring the Merger, providing strategic advice with respect to the Merger, along with Lehman Brothers, to the LCI Board and management, leading LCI's negotiations with Qwest and coordinating LCI's efforts to identify other possible strategic business partners during the months preceding the execution of the Merger Agreement, as well as his continued assistance to LCI in the transition and integration process with Qwest. The LCI Board viewed these services as extraordinary and unusual and well beyond anything that the LCI Board could have expected of an outside director, and concluded that such services resulted in substantial benefits for the LCI Stockholders. In addition, the LCI Board believed that, after the Merger, the LCI Stockholders, together with Qwest's other stockholders, will also substantially benefit from Mr. Karp's being LCI's designee to the Qwest Board. Mr. Karp and John L. Vogelstein, an outside director of LCI and the Vice Chairman of Warburg, did not vote on the advisory payment to Warburg.

FEDERAL SECURITIES LAW CONSEQUENCES

  All Qwest Common Stock issued in connection with the Merger will be freely transferable, except that any Qwest Common Stock received by persons who are deemed to be "affiliates" (as defined under the Securities Act) of LCI prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of LCI generally include individuals or entities that control, are controlled by, or are under common control with, LCI and may include certain officers and directors of LCI.

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

  In general, under Rule 145, for one year following the Effective Time, an affiliate of LCI (together with certain related persons) would be entitled to sell Qwest Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding Qwest Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only be available, however, if Qwest remained current with its informational filings with the Commission under the Exchange Act. After the end of one year from the Effective Time, an affiliate of LCI would be able to sell Qwest Common Stock received in the Merger without such manner-of-sale or volume limitations, provided that Qwest was current with its Exchange Act informational filings and such person was not then an affiliate of Qwest. Two years after the Effective Time, an affiliate of LCI would be able to sell such Qwest Common Stock without any restrictions so long as such person had not been an affiliate of Qwest for at least three months prior thereto.

  LCI has agreed to use all reasonable efforts to cause its affiliates to agree in writing that they will comply with Rule 145 under the Securities Act.

LITIGATION

  On March 9, 1998, in an action captioned Miri Shapiro v. William F. McConnell [sic], Julius W. Erving, Douglas M. Karp, George M. Perrin, H. Brian Thompson, John L. Vogelstein, Thomas J. Wayne [sic], LCI International, Inc. and Qwest Communications International Inc., the plaintiff filed a putative class action complaint in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") against LCI, its directors and Qwest. In the suit, the plaintiff alleges that consummation of the Merger will subject the LCI Stockholders to the control of Mr. Anschutz, who will continue to be the majority stockholder of Qwest after the Merger. The plaintiff further alleges that the Merger constitutes a change in control of LCI and imposes heightened fiduciary duties on the members of the LCI Board to maximize stockholder value. The plaintiff also alleges that the members of the LCI Board violated their fiduciary duties by failing to auction LCI or to undertake an active "market check" for other potential bidders. The plaintiff seeks, among other things, to have the Court declare the suit a proper class action, enjoin the Merger and require the members of the LCI Board to auction LCI and/or conduct a "market check," and award monetary damages, together with costs and disbursements.

  On March 10, 1998, in an action captioned Fred Taylor Isquith v. LCI International, Inc., William F. Connell, Julius W. Erving, Douglas M. Karp, George M. Karp [sic], George M. Perrin, H. Brian Thompson, John L. Vogelstein, and Thomas J. Whynne [sic], the plaintiff filed a putative class action complaint in the Court against LCI and its directors. The plaintiff alleges that the Merger constitutes a sale of control of LCI and that the directors failed to (a) undertake an adequate evaluation of LCI's worth as a potential merger/acquisition candidate; (b) take adequate steps to enhance LCI's value and/or attractiveness as a merger/acquisition candidate; or (c) effectively expose LCI to the marketplace in an effort to create an active and open auction for LCI. The plaintiff seeks, among other things, to have the Court declare the suit a proper class action, enjoin the Merger until the defendants have fulfilled their alleged duty to engage in a process to maximize stockholder value and award monetary damages, together with costs and disbursements.

  On March 12, 1998, in an action captioned Alfred Rehm v. H. Brian Thompson, William F. Connell, Julius W. Erving, Douglas M. Karp, George Perrin, John L. Vogelstein, LCI International, Inc. and Qwest Communications International Inc., the plaintiff filed a putative class action complaint in the Court against LCI, its directors and Qwest. The plaintiff alleges that because Mr. Anschutz will remain the majority stockholder of Qwest after consummation of the Merger, the LCI Board has sold control of LCI, and that under the circumstances the LCI Board was required to seek the best value reasonably available to the LCI Stockholders. The plaintiff asserts that the members of the LCI Board breached their fiduciary duties to the LCI Stockholders, and further asserts that the merger consideration to be paid to the LCI Stockholders in the Merger is unfair and inadequate because, among other things, (a) the consideration agreed upon did not result from an appropriate

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

valuation of LCI because the LCI Board did not attempt to ascertain sufficiently the true value of LCI through the use of an open bidding or a "market check" mechanism; and (b) the price received by the LCI Stockholders does not reflect an adequate premium. The plaintiff seeks, among other things, to have the Court declare the suit a proper class action, enjoin the Merger and require the members of the LCI Board to auction LCI, and award monetary damages, together with costs and disbursements.

  On March 18, 1998, in an action captioned Thomas Clavin v. LCI International Inc., William F. Connell, Julius W. Erving, Douglas M. Karp, George M. Karp [sic], George M. Perrin, H. Brian Thompson, John L. Vogelstein, and Thomas J. Whynne [sic], the plaintiff filed a putative class action complaint in the Court against LCI and its directors. The plaintiff makes substantially the same allegations as those made by the plaintiff in the Isquith action and seeks substantially the same relief as that sought in the Isquith action.

  On April 3, 1998, in an action captioned Lionel Phillips v. LCI International Inc. and H. Brian Thompson, the plaintiff filed a putative class action complaint in the United States District Court for the Eastern District of Virginia (the "Federal Court") against LCI and H. Brian Thompson, the Chairman and Chief Executive Officer of LCI. The plaintiff brought the action purportedly on behalf of stockholders of LCI who sold LCI Common Stock between February 17, 1998 and March 9, 1998. The plaintiff alleges, among other things, that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by making materially false and misleading statements that LCI was not for sale at a time when negotiations between Qwest and LCI regarding a potential merger were allegedly ongoing. The plaintiff seeks, among other things, to have the Federal Court declare the suit a proper class action and award damages, together with costs and disbursements. The defendants intend to vigorously defend the Phillips action.

  On May 5, 1998, Qwest and LCI entered into proposed settlement with the plaintiffs in the Shapiro, Rehm, Isquith and Clavin actions. Pursuant to the Memorandum of Understanding entered into by counsel for Qwest, LCI and the plaintiffs, Qwest and LCI agreed, among other things, to (i) include in this Joint Proxy Statement/Prospectus financial information with respect to the quarter ended March 31, 1998, (ii) request Lehman Brothers to issue an opinion with respect to the fairness of the Merger Consideration dated as of the date of this Joint Proxy Statement/Prospectus, (iii) reduce the termination fee from $133 million to $125 million, (iv) include in this Joint Proxy Statement/Prospectus additional disclosure regarding actions by LCI and its representatives regarding alternative business combination transactions and
(v) not oppose an application for legal fees and expenses by the plaintiffs' attorneys in the amount of not more than $410,000. Pursuant to the proposed settlement, the actions will be dismissed with prejudice and the defendants will be released from claims that were or could have been asserted in the actions. Because the Shapiro, Rehm, Isquith and Clavin actions are putative class actions, the proposed settlement is subject to reasonable confirmatory discovery, certification of the plaintiff class of LCI Stockholders as of March 9, 1995 through the consummation of the Merger, notice to the class and Court approval. The proposed settlement does not affect the Phillips action.

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

                           THE QWEST SHARE ISSUANCE
                      AND THE QWEST CERTIFICATE AMENDMENT

REASON FOR QWEST STOCKHOLDER VOTE

  Qwest Share Issuance. Qwest Common Stock trades on the Nasdaq National Market. The approval of the Qwest Share Issuance is required by the rules of the Nasdaq National Market because the number of shares of Qwest Common Stock that would be issued in the Merger exceeds 20% of the number of shares of Qwest Common Stock that would be outstanding immediately before the closing of the Merger. As of the Qwest Record Date, 207,541,517 shares of Qwest Common Stock were issued and outstanding. Based on 211,335,531 shares of Qwest Common Stock estimated to be outstanding immediately before the Effective Time and 111,300,413 shares of LCI Common Stock issued and outstanding immediately before the Effective Time (assuming the exercise prior to the Effective Time of all outstanding LCI stock options and warrants as of the LCI Record Date), and assumed Exchange Ratios of 1.0625 and 1.5583 (the minimum and maximum possible Exchange Ratios, respectively, assuming that the Average Price is not less than $26.9531), Qwest would issue an aggregate of 118,256,689 or 173,439,434 shares of Qwest Common Stock, respectively, to the LCI Stockholders in the Qwest Share Issuance, or 55.9568% or 82.0683%, respectively of the number of shares of Qwest Common Stock estimated to be outstanding immediately before the Effective Time. Assuming such share numbers and Exchange Ratios of 1.0625 and 1.5583, LCI Stockholders would own 35.8797% and 45.0756%, respectively, of the shares of Qwest Common Stock following the Merger.

  The approval of the Qwest Share Issuance is a condition to the obligation of Qwest and Qwest Subsidiary to conclude of the Merger. See "PLAN OF MERGER-- Terms of the Merger Agreement--Conditions to the Merger."

  Qwest Certificate Amendment. Qwest is authorized to issue a maximum of 400,000,000 shares of Qwest Common Stock pursuant to the Qwest Certificate of Incorporation. The approval of the Qwest Certificate Amendment is required by the DGCL to increase the number of authorized shares of Qwest Common Stock from 400,000,000 shares to 600,000,000 shares. If Qwest elects to increase the Exchange Ratio to more than 1.6951, the consummation of the Merger will also require the approval by the Qwest Stockholders of the Qwest Certificate Amendment since Qwest does not have a number of authorized but unissued shares of Qwest Common Stock sufficient to permit Qwest to issue in the Merger the number of shares that would be required (assuming 211,335,531 shares of Qwest Common Stock, 98,067,750 shares of LCI Common Stock and 13,232,663 LCI stock options and warrants are outstanding immediately before the Effective Time). See "PLAN OF MERGER--Terms of the Merger Agreement--Termination; Possible Exchange Ratio Increase." The number of shares of Qwest Common Stock assumed to be outstanding immediately before the Effective Time gives effect to certain issuances contemplated in connection with Qwest's acquisitions of Phoenix and EUnet.

  The purpose of the Qwest Certificate Amendment is to increase the number of authorized shares of Qwest Common Stock to provide for sufficient authorized shares to consummate the Merger and to ensure, in any event, that additional shares of Qwest Common Stock will be available, if and when needed, for issuance from time to time for any proper purpose approved by the Qwest Board, including issuances to raise capital or effect acquisitions, and for other corporate purposes. Although there are no present arrangements, agreements or understandings for the issuance of additional shares of Qwest Common Stock (other than the shares to be issued pursuant to the Merger and in connection with acquisitions in the ordinary course of business), the Qwest Board believes that the availability of the additional authorized shares for issuance upon approval of the Qwest Board without the necessity for, or the delay inherent in, a meeting of the Qwest Stockholders will be beneficial to Qwest and the Qwest Stockholders by providing Qwest with the flexibility required to promptly consider and respond to future business opportunities and needs as they arise.

REQUIRED VOTE

  For a description of the vote of Qwest Stockholders required to approve the Qwest Share Issuance and the Qwest Certificate Amendment, see "QWEST SPECIAL MEETING--Quorum; Vote Required."

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

                               INDUSTRY OVERVIEW

GENERAL

  The telecommunications industry involves the transmission of voice, data and video communications. The industry has been undergoing rapid change due to deregulation, the construction of additional infrastructure and the introduction of new technologies, resulting in increased competition and demand for telecommunications services.

  United States Domestic Long Distance. The structure of the domestic long distance telecommunications industry was strongly influenced by a 1982 court decree that required the divestiture by AT&T of its local telephone businesses into seven RBOCs and divided the country into approximately 200 LATAs that range in size from metropolitan areas to entire states. The RBOCs were initially limited to providing local telephone service, access to long distance carriers and "in-region" long distance service (service within a LATA). The right to provide inter-LATA service was initially ceded to AT&T and other long distance carriers, as well as to LECs other than the RBOCs. However, under the Telecommunications Act, the RBOCs may now provide inter-LATA long distance service, subject to certain conditions.

  For each long distance call, the originating and terminating LECs charge the long distance carrier an access fee to carry the call across their local networks. The long distance carrier charges the customer a fee for its transmission of the call, a portion of which consists of the access fees charged by the originating and terminating LECs. To encourage the development of competition in the long distance market, the LECs are required to provide all long distance carriers with access to local exchange service that is "equal in type, quality and price" to that provided to AT&T. These "equal access" and related provisions were intended to prevent preferential treatment of AT&T and to require that the LECs charge the same access fees to all long distance carriers, regardless of their volume of traffic. These provisions, along with the development and evolution of fiber optic technology with its increased capacity and transmission quality, have helped smaller long distance carriers emerge as alternatives to the largest companies for long distance telecommunications services.

  United States International Long Distance. The United States international long distance industry is large and growing. The onset of competition gave rise to deregulation and a decrease in prices, which led to the initial growth in the market and improvements in service offerings and customer service. Subsequent growth has been largely attributable to the worldwide trend toward deregulation and privatization, technological improvements, the expansion of telecommunications infrastructure and the globalization of the world's economies.

  The profitability of the United States international long distance market is principally driven by the difference between settlement rates (i.e., the rates paid to other carriers to terminate an international call) and billed revenue. The difference in cost between providing domestic long distance and international service is minimal, and increased worldwide competition has already brought about certain reductions in settlement rates and end user prices, thereby reducing overseas termination costs for United States-based carriers. However, it is believed that certain foreign countries use settlement rates to subsidize their domestic call rates, contributing to significantly higher rates for certain international calls compared to domestic long distance calls. The FCC recently adopted measures intended to overhaul the system of international settlements by mandating that U.S. carriers negotiate settlement rates with foreign correspondents at or below FCC-mandated benchmark levels. Several parties have filed petitions for reconsideration with the FCC or court appeals or both following this order, so it remains subject to modification. Additionally, recent worldwide trade negotiations may lead to reduced settlement rates.

  Multimedia. Continuing developments in multimedia applications are bringing new entrants to the telecommunications market. Internet service providers and cable television, entertainment and data transmission companies, for instance, are potential customers for voice, data and video communications over high bandwidth networks such as the Qwest Network.

  For more information, see generally, "BUSINESS OF LCI--Regulatory Matters"; "--Legislative Matters" and "BUSINESS OF QWEST--Regulatory Matters."

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

LONG DISTANCE NETWORK SERVICES

  Switched voice and data services originate and terminate with end users and require varying amounts of bandwidth, depending on the nature of the communication. Traditional telephony services such as "1 Plus" dialing require only limited bandwidth (such as 64 Kbps). Emerging broadband services, such as the Internet, private networks and multimedia applications, require higher bandwidth for effective communication. Such services are increasingly transmitted over SONET ring-protected Optical Carrier level paths (such as OC-48 or OC-192) using advanced transmission protocols, such as Frame Relay and ATM.

TELECOMMUNICATIONS TECHNOLOGY

  The market for video, voice and data communications is served primarily through fiber optic and coaxial copper cables, microwave systems and satellites. Before the 1980s, telecommunications traffic generally was transmitted through satellites, microwave radio or copper cable installed undersea or buried in the ground. By 1990, copper cable had been largely replaced by fiber optic systems that provided greater capacity at lower cost with higher quality and reliability.

  . Fiber Optic Systems. Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized generally by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment or digital microwave systems. A pair of modern fiber optic strands, using the most advanced technology commercially available, is capable of carrying OC-192 level capacity, equal to over 129,000 simultaneous telephone calls. Because fiber optic signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber, as compared to the more advanced fiber being installed in the Qwest Network, require frequent intervals between regeneration/amplifier sites, typically between 20 and 45 miles. Qwest's advanced fiber allows for greater distances between regeneration/amplifier sites, and the Qwest Network is designed to use a maximum of 60-mile intervals. Greater distances between regeneration/amplifier sites generally translate into substantially lower installation and operating costs.

  . Microwave Systems. Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals. Generally no more than 21 DS-3s can be transmitted by microwave between two antennae. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. Because of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power, in much the same way that electrical signals are transmitted through a copper wire. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Microwaves disperse as they travel through the air, and as a result this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources.

  . Satellite Systems. Although satellites initially were used for point-to-point long distance telephone and television transmissions, fiber optic cables have proven to be a more cost effective delivery method for high volume point-to-point applications. Currently, satellites are primarily used for transmissions that must reach many locations over vast distances simultaneously, such as the distribution of television programming, for point-to-point traffic in developing countries lacking terrestrial networks and for other point-to-point traffic that cannot be connected efficiently or cost-effectively by terrestrial transmission systems.

TELECOMMUNICATIONS MARKETS

  AT&T, MCI, Sprint and WorldCom together constitute what are generally referred to as the "Tier 1" companies in the long distance market.

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

  Long distance companies may generally be categorized as "facilities-based" carriers and "non-facilities-based" carriers. The four Tier 1 companies are facilities-based carriers because each operates a network principally using its own transmission facilities and extensive geographically dispersed switching equipment. The completed Qwest Network will enable Qwest to become this type of facilities-based carrier. All of the Tier 1 carriers, including AT&T, lease some of their transmission facilities from other carriers to back up their service routing, augment areas where they may have traffic bottlenecks or cover a particular geographic area not covered by their own networks.

  Medium-sized long distance companies, some with national capabilities, constitute the "Tier 2" companies in the long distance market. Certain Tier 2 carriers are known as "partial facilities-based" carriers in that they own some of their own transmission facilities but operate using mostly leased facilities. However, most Tier 2 carriers are nonfacilities-based carriers in that they lease substantially all of their transmission facilities. Tier 2 carriers design, manage and operate their own networks just as the Tier 1 carriers, but generally on a smaller scale. These carriers are also generally referred to as "switch-based" or "switched" because they typically operate their own switches. Some of these carriers lease high volume DS-3 capacity and resell lower volume DS-1 capacity to other carriers at higher unit prices. DS-3 level capacity is generally only sold by carriers that own facilities on the route on which the service is sold.

  The "Tier 3" carriers, often called "switchless" resellers, neither operate networks nor own facilities, but rather resell "minutes" of service which they purchase from other carriers. These companies, which vary significantly in size, are primarily sales and marketing companies that generate their margins by buying in large volumes to obtain a low price per minute from switch-based carriers and reselling at higher prices. These companies may receive an invoice from their underlying carrier and bill the end user or, in some cases, the underlying carrier may bill the end user directly. The barriers to entry into this segment of the long distance market are minimal and there are currently numerous Tier 3 companies providing long distance services. As its business increases, a Tier 3 company may install its own switch and move into the Tier 2 category.

  Operator services companies concentrate on providing operator services and other communications services to the long distance industry, private pay phone operators, hotels and motels, prisons and credit card companies. These carriers also manage their own networks and switching networks and switching equipment while leasing virtually all of their facilities.

  Competition in the retail long distance industry is based upon pricing, customer service, network quality and valued-added services, creating opportunities for smaller long distance providers to compete in certain segments of the long distance market, and many of them are quickly able to build sizable customer bases on the strength of their marketing efforts and distribution channels.

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

                                BUSINESS OF LCI

  LCI is a facilities-based, telecommunications carrier that provides a broad range of voice and data transmission services to residential and business customers and other telecommunications carriers throughout the United States and to more than 230 international locations. LCI provides service to its customers through owned and leased digital fiber-optic facilities and more than 15 switches strategically located throughout the U.S. (the "LCI Network"), connecting LCI to metropolitan areas that account for 95% of U.S. call volume.

  LCI, a Delaware corporation, was incorporated in 1988 and is a holding company. LCI's operations are conducted through LCI's direct and indirect wholly owned subsidiaries, principally LCI International Management Services, Inc., LCI International Telecom Corp., and USLD Communications Corp.

  LCI's principal executive offices are located at 8180 Greensboro Drive, Suite 800, McLean, Virginia 22102, and its telephone number is 800-555-2124.

TELECOMMUNICATIONS SERVICES

  LCI provides a broad array of long distance and local telecommunications services to its customers, which include residential/small business, medium-sized and large businesses, national accounts, other interexchange carriers, government agencies and academic institutions. LCI's switched services include basic long distance or measured toll service, accessible via "1 plus" dialing or dialing a five digit access code.

  LCI has developed a marketing strategy that focuses on differentiating it through "simple, fair and inexpensive" domestic and international telecommunications service offerings in all market segments. LCI provides low, easy to understand rates that vary primarily based on the time a call is placed and not by the distance of an interstate call. Since 1991, LCI has offered flat rates to business customers. In 1992, LCI was the first to bill residential customers in six-second increments, instead of rounding up to the full minute like every major competitor. In 1997, LCI was the first to introduce Exact BillingSM to both residential and business customers, billing in single second increments, after an initial one minute call increment. In addition, LCI offers discounted evening rates beginning at 6 p.m. and does not require waiting until later hours for discounts. LCI does not attach complex conditions to the simple, fair and inexpensive service, such as minimum monthly usage or term requirements, or requiring customers to sign up other customers to earn full discounts. For commercial customers, LCI also focuses on offering a full complement of high quality, competitively priced services to small, medium-sized and large customers, including calling card services, prepaid calling cards, toll-free services, audioconferencing, frame relay data service, broadcast fax, Internet access, and specialized high-volume data transmission services. Although LCI provides long distance services to a wide range of market segments, it does not seek to compete with every service offered by competitors. LCI's strategy for competitive flexibility includes a balance across all market segments with selective service offerings.

  LCI's strategic direction is supported by growth through geographic expansion of sales presence and the LCI Network operating facilities, as well as expansion in sales channels, targeted service offerings to each market segment, and selective acquisitions. This approach is dependent on maintaining efficient, low cost operations in order to preserve pricing flexibility and operating margins. LCI has historically managed its selling, general and administrative expenses ("SG&A") at a percentage of revenue which is lower than AT&T, MCI and Sprint, LCI's three largest competitors.

TARGETED SERVICE OFFERINGS

  Residential/small business customers and medium-sized businesses primarily purchase switched services, while carriers and large commercial customers typically purchase both switched and dedicated services. Switched services, charged on a usage-sensitive basis, are telecommunications services provided to each customer through switching and transmission facilities. Private line services, a type of dedicated service, are charged on a fixed price basis for which transmission capacity is reserved for a specific customer's traffic.

  Business Services. In the quarter ended March 31, 1998 and in each of 1997, 1996 and 1995, business long distance customers, including wholesale customers, accounted for more than 70% of LCI's annual revenues. LCI has expanded its marketing to include a full range of large and small businesses throughout the United States. In 1997, LCI introduced Simply Guaranteed PlusSM for general business customers which offers an all-in-one package with guaranteed domestic rates for business customers spending between $100 and $10,000 a month. It offers a complete line of voice and data services with Exact BillingSM at rates that are, on average, 30% lower than those offered by AT&T, MCI and Sprint. In response to the fast-growing market of small and home-based businesses, LCI delivered services specially tailored to the needs of these customers through its product offering Simply BusinessSM. Unlike other plans for businesses, LCI offers plans that do not require term commitments, contracts, subscription fees or penalties. These popular commercial services have continued to be successful and have been extended to the small and medium-sized business customer. LCI's simple, fair and inexpensive philosophy also extends to pricing for international calls, with rates varying based on the originating and terminating countries.

  Another important source of revenue for LCI is the sale of transmission capacity and services to other long distance wholesalers and to resellers of long distance service. Although gross margin on some switched services sales can be lower than LCI's overall average, the service expenses associated with this segment are lower, and should result in an operating margin in line with LCI's overall average.

  LCI also offers private line telecommunications services to its business and wholesale customers, as well as increased offerings to small to medium-sized companies. Private line services are dedicated exclusively for a single customer's use and typically connect to three or four customer locations with dedicated access facilities. LCI has experienced success with its frame-relay service, FramePlusSM, and offers strict performance guarantees and new network management technologies.

  Residential Services. Within the past three years, LCI has implemented marketing and service development efforts intended to expand its share of the U.S. residential long distance market. LCI offers residential customers Exact BillingSM after the first minute for all state-to-state, international outbound, in-state, toll, residential 800 and calling card calls. Residential/small business revenue grew 30%, 125%, and 170% in 1997, 1996, and 1995, respectively, and represented approximately 30% of revenue in 1997 and 1996 and 20% of revenue in 1995. In the quarter ended March 31, 1998, such revenue grew more than 22%, as compared to the comparable period a year ago, and represented approximately 25% of revenue. The decline in residential/small business revenue growth reflects competitive pricing as well as a larger base of customers and revenue.

  In addition to its internal sales force, LCI uses a combination of other channels, such as advertising and third-party sales representatives, to market its services. For certain third-party sales representatives, compensation is paid through a combination of upfront payments and an ongoing commission based upon collected long distance revenue attributable to customers identified by the representatives. LCI retains responsibility for the customer relationship, including billing and customer service. American Communications Network, Inc. ("ACN"), a nationwide network of third-party sales representatives, continued to be the largest of LCI's sales representatives for residential/small business customers. LCI has diversified and expanded other sales channels and, as a result, channels other than ACN currently are generating more than 70% of new residential/small business sales. ACN is authorized to sell certain defined services that currently exist; new services may or may not be authorized in the future.

  LCI has experienced an increase in SG&A, such as billing, commissions and bad debt expenses, as a result of the growth in the residential/small business service line. Although, the residential/small business segment incurs higher proportional SG&A, it also provides a higher gross margin than most other segments.

  Local Services. LCI is seeking state regulatory approval to resell local services in various states, which would enable LCI to provide combined local and long distance services to existing and prospective customers. LCI is currently reselling local telecommunications service in more than 40 markets.

  LCI has extended its simple, fair and inexpensive marketing strategy to its local service offerings. Through LCI's Simply DirectSM service offering, LCI's local service customers will receive simplified rates, direct dialing for local and long distance service, 24-hour customer service, combined billing for local and long distance service and six-second incremental billing.

ACQUISITIONS

  On December 22, 1997, LCI acquired USLD in a stock-for-stock merger that was accounted for as a pooling of interests. USLD provides long distance telecommunications services, principally to business customers in the Southwest, Southeast, Pacific Northwest and Western regions of the United States. In addition, USLD offers operator services for the hospitality and payphone industries, as well as local telephone service in selected markets. LCI exchanged approximately 12 million shares of LCI Common Stock for all of the outstanding shares of USLD common stock. LCI's consolidated financial statements have been restated to include the results for USLD, as though the companies had always been a combined entity.

FACILITIES EXPANSION

  The LCI Network utilizes transmission equipment consisting of digital fiber optic transmission circuits to complete long-distance calls. In 1997, LCI entered into several agreements to extend its owned fiber-optic network throughout several geographic areas of the United States. LCI purchased 3,100 route miles from Chicago to Los Angeles, via Dallas. The route miles from Chicago to Dallas were paid for and delivered in the third quarter of 1997 with the remaining miles from Dallas to Los Angeles expected for delivery in the first half of 1998. LCI also purchased a position in 729 route miles from Cleveland to New York and 1,925 route miles between Washington D.C. and Dallas. Delivery of the route miles is expected in the first half of 1998. In addition, LCI has entered into an agreement to swap fiber along routes with excess capacity in exchange for fiber from New York to Baltimore, which completes a strategic fiber ring for the LCI Network. Adding to the 1,400 route miles within the central Midwest region of the United States, LCI will have more than 8,500 route miles of owned network capacity. LCI provides nationwide long-distance telecommunications services primarily through the entire LCI Network, which includes both owned and leased digital fiber optic transmission facilities spanning the continental United States. LCI expects increased costs during the transition to the new owned facilities during 1998, but expects a lower cost of services after the transition and as a result of the LCI Network synergies. LCI will continue to evaluate the best options to expand its network capacity through leased or owned facilities.

  In 1997, LCI opened sales offices in Denver, Boston, Los Angeles, Tampa, and Fort Lauderdale. The offices added with the acquisition of USLD expanded LCIs coverage into the Southwest, West, and Pacific Northwest. As of the end of 1997, LCI has more than 60 direct sales offices.

LEGISLATIVE MATTERS

  Telecommunications Act of 1996. In February 1996, the Telecommunications Act of 1996 (the "Act") was enacted to increase competition in the long-distance and local telecommunications industries. The legislation is intended to open competition in the local services market and, at the same time, contains provisions intended to protect consumers and businesses from unfair competition by incumbent LECs, including the RBOCs. The Act allows RBOCs to provide inter-LATA long-distance voice and data services to consumers inside their local service territories only after meeting certain competitive criteria, including a list of 14 specific "competitive checklist" requirements for opening the local market to competition.

  The Act provides a framework for LCI and other long-distance carriers to compete with LECs by reselling local telephone service, leasing unbundled elements of the incumbent LEC networks or building new local service facilities. LCI has signed local service resale agreements with Ameritech Corporation ("Ameritech"), BellSouth and Bell Atlantic. LCI has also signed an interconnection agreement with Ameritech and is currently in formal interconnection negotiations with several other LECs for interconnection agreements. LCI intends to vigorously compete in the local service market and is currently providing local service to customers on a bundled resale basis. LCI is also evaluating providing local service through the recombination of unbundled network elements; however, a recent court ruling does not require the LECs to recombine the various network elements on behalf of local service competitors. LCI could also decide in the future to build, or otherwise acquire, local service facilities or use a competitive LEC other than incumbent LECs (such as the RBOCs or GTE) to provide local service. LCI's decision on the timing and method of providing local service is dependent on the economic viability and profitability of the available options, the resolution of various operational issues, and the outcome of several pending regulatory and judicial proceedings. See "--Regulatory Matters--Local Competition Order".

  In July 1997, SBC Communications Inc. ("SBC"), followed by US WEST Communications ("US West") and Bell Atlantic filed a lawsuit in the United States District Court for the Northern District of Texas (the "District Court") challenging, on constitutional grounds, the restrictions contained in the Act applicable only to RBOCs. The plaintiffs sought both a declaratory judgment and an injunction against the enforcement of the challenged provisions. On December 31, 1997, the District Court ruled that the RBOC-specific provisions of the Act were an unconstitutional bill of attainder. The FCC, AT&T, MCI and Sprint have appealed this ruling to the United States Court of Appeals for the Fifth Circuit and requested a stay of this ruling pending the outcome of the appeal. On February 11, 1998, the District Court granted a stay, pending appeals. If the ruling is ultimately upheld, the RBOCs will likely be able to provide long-distance services within their local service territories much sooner than expected and without first undergoing the kind of detailed review by state regulators and the FCC that is currently required under the Act. If this decision were upheld, LCI expects to see a significant increase in competition in long-distance services which could result in the loss of market share and/or a decrease in operating margins. LCI is unable to predict the outcome of the pending appeal.

  In addition, Congress is considering several amendments to the Act. Congress is considering reducing or eliminating the statutory requirements that RBOCs must meet prior to entering the in-region, inter-LATA market. In addition, Congress is considering legislation that would impose increased verification requirements when a customer switches to a new long-distance carrier and would increase the penalties for violations of the verification requirements. LCI cannot predict whether these amendments will be passed.

REGULATORY MATTERS

  In order to implement the Act, the FCC is required to undertake a variety of regulatory actions that impact competition in the telecommunications industry. Many of the actions taken by the FCC to implement the Act--as well as the Act itself--face court challenges. Certain of these regulatory actions are described below.

  Local Competition Order. In August 1996, the FCC adopted a local competition order (the "Local Competition Order") which established a minimum national framework related to the manner in which companies wanting to provide local service could interconnect with the LECs. The Local Competition Order covered several important interconnection issues, including the purchase of unbundled local network elements, resale discounts and arbitration procedures between incumbent LECs and competitive local exchange carriers.

  Several states, companies, associations and other entities appealed the Local Competition Order. On July 18, 1997, the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit") overturned on jurisdictional grounds many of the rules established in the Local Competition Order, including the pricing of interconnection, resale and unbundled network elements. In addition, the Eighth Circuit overturned the "pick-and-choose" rule, which would have allowed potential competitors to receive the benefit of the most favorable provisions contained in a LEC's interconnection agreements with other carriers. On October 14, 1997, the Eighth Circuit further overturned the FCC's rules pertaining to the unbundled network elements platform. The Eighth Circuit concluded that the FCC's rules prohibiting a LEC from separating network elements that are currently combined in the incumbent LEC's network are contrary to the Act. The FCC and others filed a petition for a writ of certiorari asking the United States Supreme Court to accept the case and consider the merits of various appeals. In addition, several incumbent LECs filed cross petitions with the Supreme Court requesting review of the Eighth Circuit's decision to uphold certain of the FCC's rules regarding resale and unbundled network elements. On January 26, 1998, the Supreme Court announced that it will hear the appeals from the Eighth Circuit.

  The Eighth Circuit's decisions substantially limit the FCC's jurisdiction and expand the jurisdiction of state regulators to establish and enforce rules governing the development of local competition. If the Eighth Circuit's decisions are upheld, it is likely that over time the rules governing local competition will vary substantially from state to state. If a patchwork of state regulations were to develop, it could make competitive entry in some markets difficult and expensive and could increase the costs of regulatory compliance associated with local entry. If the Supreme Court were to uphold the Eighth Circuit ruling, it could negatively affect LCI's ability to offer competitive local service and increase the costs associated with local service. LCI cannot predict the outcome of the current appeals to the Supreme Court.

  RBOC Applications to Provide In-Region Inter-LATA Long-Distance. Throughout 1997, various RBOCs applied to the FCC for authority to provide in-region inter-LATA service. The FCC denied these in-region applications for various reasons, including that the RBOCs have not demonstrated compliance with the competitive checklist or the other safeguards of the Act. BellSouth and SBC have appealed the denial of their applications, by the FCC to provide long distance service within the states of Louisiana and South Carolina and Oklahoma, respectively. On March 20, 1998, the United States Court of Appeals for the D.C. Circuit (the "D.C. Circuit") upheld the FCC's rejection of SBC's application. Several appeals by RBOC's and in region inter-LATA applications are still pending. LCI is unable to predict when one or more RBOCs may be actively competing in the long distance market, but expects that when able to compete, RBOCs will gain a significant market share.

  On April 6, 1998, the Chairman of the New York Public Service Commission outlined a series of tests and conditions that Bell Atlantic has agreed to meet prior to seeking approval from the FCC to provide long distance service within New York. The conditions agreed upon by Bell Atlantic include among others; access to unbundled network elements, including the network elements platform, for a period of four to six years; however, after that period competitive local exchange carriers ("CLECs") will still have access to the network elements platform by recombining the network elements themselves; third party testing of operational support systems ("OSS") supervised by the FCC and the Department of Justice; and terms and conditions under which CLECs will be able to connect their facilities with Bell Atlantic. Once Bell Atlantic has met the conditions set forth in their pre-filing document, they still must seek approval from the New York Public Service Commission and the FCC for authority to provide in-region long distance service in New York. LCI is unable to predict when Bell Atlantic will be able to comply with the conditions set forth in its pre-filing document or the impact on the market if Bell Atlantic's application is approved.

  Access Charge Reform. In May 1997, the FCC issued an order designed to reform the system of interstate access charge expenses levied by LECs on long-distance service carriers. In the May order, the FCC decided to rely on a combination of prescriptive rate reductions and increased competition in interstate access to bring interstate access charges closer to actual economic cost. The FCC has stated that it will issue a further order designed to permit incumbent LECs to lower interstate access charges in response to competition. The manner in which the FCC implements its approach to lowering access charge levels will have a material effect on the prices LCI and its long-distance competitors pay for originating and terminating interstate traffic. Various parties have filed petitions for reconsideration of the May order with the FCC. Some parties, including LCI, have appealed the May order to the Eighth Circuit, which heard oral arguments on January 15, 1998. LCI cannot predict when the Eighth Circuit will issue a ruling on LCI's appeal. Although the ultimate outcome of the May order and resulting court actions is uncertain, LCI does expect lower access charges in 1998. This decrease, however, is expected to be offset by increases in customer line charges and charges for the universal service fund. It is possible that either federal statutory or regulatory changes will mandate that the increase in universal service payments made by long-distance carriers are completely offset by reductions in interstate access charges.

  Payphone Compensation. In September 1996, the FCC adopted rules to implement the Act's requirement to fairly compensate payphone service providers. This order included a specific fee to be paid to each payphone service provider by long-distance carriers and intra-LATA toll providers (including LECs) on all "dial-around" calls, including debit card and calling card calls. In orders released in July and September 1997, the D.C. Circuit vacated and remanded some of the FCC rules. In October, 1997, the FCC established a default per-call rate of $0.284 for a two-year period to respond to the D.C. Circuit. The FCC's action will increase LCI's costs to carry certain calls that originate from payphones. This decision has been appealed by several parties. In the quarter ended March 31, 1998, LCI implemented billing procedures to charge its customers for the expected cost of these calls. In light of this appeal and any court action in these proceedings, LCI is unable to predict the ultimate impact this decision will have on LCI.

  Petition for Expedited Rulemaking. In May 1997, LCI and the Competitive Telecommunications Association ("CompTel") jointly filed a petition for expedited rulemaking requesting that the FCC establish performance standards for incumbent LECs to meet the operations support systems requirements of the Act and applicable FCC regulations. The OSS requirements are critical in ensuring that access to the incumbent LECs' internal systems is provided at a level of quality consistent with services incumbent LECs provide to themselves. In its petition, LCI proposed that an industry group consisting of local and long-distance carriers, trade associations and regulators be given approximately nine weeks to establish measurement categories, measurement formulas and default performance intervals for several OSS categories. In June 1997, the FCC issued a public notice requesting comments on LCI's petition. Numerous parties, including the California Public Service Commission, the Wisconsin Public Service Commission and the National Association of Regulatory Utilities Commissioners, have filed comments in support of LCI's petition. On April 17, 1998, the FCC issued a notice of proposal rulemaking regarding OSS requirements based on LCI's petition. At this time, LCI is unable to determine the action of this proceeding.

  Universal Service. In May 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. Providers of interstate telecommunications services, such as LCI, as well as certain other entities, must pay to subsidize services for schools, libraries and rural health care providers as well as services for low income consumers and consumers living in high-cost areas. LCIs share of the federal subsidy will be based on its market share of defined telecommunications services and certain defined telecommunications end user revenues. The order has resulted in an increase of LCI's total obligation, but LCI anticipates that such increase will be billed to the customer. Several parties have appealed the May 1997 order, and those appeals have been transferred and consolidated in the United States Court of Appeals for the Fifth Circuit.

  Detariffing. In October 1996, the FCC issued an order that non-dominant interexchange carriers will no longer be permitted to file tariffs for interstate domestic long-distance services. Under the terms of the FCC order, detariffing would be mandatory after a nine-month transition period. Interexchange carriers would still be required to retain and make available information as to the rates and terms of the services they offer. The FCC's order was appealed by several parties and, in February 1997, the D.C. Circuit issued a stay preventing the rules from taking effect pending judicial review. LCI is currently unable to predict what impact the FCC's order will have on LCI or the telecommunications industry if the mandatory detariffing rules take effect.

  Operator Services. On January 29, 1998, the FCC released an order requiring operator service providers ("OSPs") to put in place a process for customers to determine the cost of making 0+ calls from payphones and other public phones prior to making such calls. The new disclosure rules, which are scheduled to take effect on July 1, 1998, may increase the amount of operator staff time needed to provide cost information to customers, which consequently may increase the cost of LCI's OSP activities.

  Local Service. LCI is seeking state approval to resell local services in various states, which would enable LCI to provide combined local and long-distance services to existing and prospective customers. Presently, LCI has received approval to resell local service in 37 states and the District of Columbia, and has applications pending to resell local service in another seven states. LCI is currently reselling local telecommunications service in more than 40 markets.

  To date, LCI's efforts to provide local resale service have not been profitable. LCI continues to identify and evaluate alternatives to reselling incumbent LEC service, such as purchasing service from competitive access providers and investments in local facilities-based providers. On January 22, 1998, LCI filed a petition with the FCC that identified three critical barriers to local competition, including the absence of a nondiscriminatory OSS, no practical and efficient unbundled network elements, and pricing that discriminates in favor of the RBOC's own retail operations. To mitigate discrimination, the petition recommends that the RBOCs be given the option to separate into wholesale and retail units. The wholesale units would be required to provide comparable service to new local service providers, such as LCI, and the RBOC's retail operations. In return, the RBOC would benefit from a rebuttable presumption in favor of granting in-region inter-LATA authority. On January 26, 1998, the FCC issued a public notice seeking comments on LCI's Petition. In February 1998, the Illinois Commerce Commission initiated a notice of inquiry into LCI's proposal, and the Oklahoma Corporation Commission opened a notice of inquiry into the status of local telephone exchange competition and asked for input on the issue of structural separation. On April 17, 1998, the FCC issued a notice of proposed rulemaking regarding OSS requirements based on LCI's petition. At this time, LCI is unable to determine the outcome of this proceeding.

  Impact of Regulatory Issues. The regulatory actions discussed above could impact LCIs pricing and cost structure by changing access, per-line and pay phone charges or other costs, or by generally increasing competition. LCI is unable to predict what impact these changes will have on its pricing, revenue growth or operating margin.

EMPLOYEES

  At December 31, 1997, LCI had more than 3,900 full-time employees, none of whom were subject to any collective bargaining agreement.

PROPERTIES

  Currently, LCI's corporate headquarters are located in McLean, Virginia, where it leases space for general and administrative functions as well as a sales office under a lease expiring in March 2004. During 1996, LCI entered into an operating lease agreement for the rental of a new corporate headquarter being developed in Arlington, Virginia. This agreement has a three-year lease term with two options to renew for one year each. The property is owned by an unrelated entity that is leasing the facility to LCI. LCI plans to occupy the building in June 1998. In addition, LCI leases office space in Dublin, Ohio, a suburb of Columbus, for certain Network operations as well as administrative and marketing offices. Office space is leased in three buildings: two under capitalized leases expiring in 2005 and 2012, respectively; and an operating lease, which expires in 2001. LCI leases more than 80 properties for its offices, switching and other facilities. Properties leased by LCI for general office space are generally available at fair market rentals in all of the locations in which LCI operates. LCI's growth and ability to operate have not been constrained by a lack of suitable office space.

LEGAL PROCEEDINGS

  LCI has been named as a defendant in various litigation matters incident to the character of its business. LCI's management intends to vigorously defend these outstanding claims. LCI believes it has adequate accrued loss contingencies and that current or threatened litigation matters will not have a material adverse impact on LCI's results of operations or financial condition. See also "PLAN OF MERGER--Litigation."

                SELECTED HISTORICAL FINANCIAL DATA OF LCI

  The selected data presented below under the captions "Income Statement Information" and "Balance Sheet Information" as of the end of and for each of the years in the five-year period ended December 31, 1997 and as of March 31, 1998 and 1997, and for the three months ended March 31, 1998 and 1997, have been taken or derived from the historical Consolidated Financial Statements of LCI. Consolidated Financial Statements of LCI as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 are included elsewhere in this Joint Proxy Statement/Prospectus. The information set forth below should be read in conjunction with the discussion under "LCI'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS OF LCI" and the Historical Consolidated Financial Statements of LCI and the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus.

                SELECTED HISTORICAL FINANCIAL DATA OF LCI

               (IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                                    THREE MONTHS
                                                                        ENDED
                                 YEARS ENDED DECEMBER 31,             MARCH 31,
                         ------------------------------------------ -------------
                         1993(1)  1994(1)   1995  1996(1)  1997(1)   1997   1998
                         -------  -------  ------ -------- -------- ------ ------
INCOME STATEMENT
 INFORMATION:
  Revenues.............. $431.2   $589.5   $824.3 $1,303.9 $1,641.7 $367.8 $447.7
  Income (loss) from
   continuing
   operations........... $ (4.4)  $  5.4   $ 48.5 $   63.0 $   31.3 $ 21.9 $ 29.2
  Income (loss) per
   common share from
   continuing
   operations(2)........ $(0.27)  $(0.01)  $ 0.53 $   0.64 $   0.32 $ 0.22 $ 0.29
  Shares used in
   calculating per share
   data.................   55.3     76.2     92.2     99.2     99.1   98.5  101.8

                                    AS OF DECEMBER 31,             AS OF MARCH 31,
                         ---------------------------------------- -----------------
                         1993(1) 1994(1)  1995    1996     1997     1997     1998
                         ------- ------- ------ -------- -------- -------- --------
BALANCE SHEET
 INFORMATION:
  Book value per common
   share(3)............. $ 2.94  $ 3.13  $ 4.77 $   5.51 $   5.75 $   5.58 $   6.15
  Total assets.......... $443.2  $574.3  $896.6 $1,053.4 $1,353.5 $1,081.5 $1,398.7
  Long-term debt........ $102.5  $162.6  $291.3 $  252.3 $  412.7 $  260.2 $  394.9
  Stockholders' equity.. $234.4  $254.1  $416.0 $  490.2 $  551.8 $  518.4 $  598.8

--------

(1) Includes write-off of assets, loss of contingency expenses and restructuring charges of $54.1 in 1997, $15.8 in 1996, $62.5 in 1994 and $13.8 in 1993.

(2) Income (loss) from continuing operations per common share are presented on a diluted basis.

(3) Assumes that the conversion of LCI preferred stock into 12.1 million shares of LCI Common Stock occurred in 1993.

         LCI'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                   CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with LCI's audited Consolidated Financial Statements and unaudited interim financial statements and the notes thereto, appearing elsewhere in this Joint Proxy
Statement/Prospectus.

  LCI is a facilities-based telecommunications carrier that provides a broad range of domestic and international telecommunications services, including long-distance, data and local services. LCI targets all markets--retail and wholesale businesses, residential and local--and sells through a variety of channels, including an internal sales force and external channels. LCI serves its customers primarily through owned and leased digital fiber-optic facilities, including switches strategically located throughout the United States. Collectively, these facilities constitute the LCI Network.

INDUSTRY ENVIRONMENT

  Historically, LCI has operated in the $80 billion long-distance telecommunications industry. Recent legislative and regulatory activity is designed to create one telecommunications industry to encompass both long-distance and local telecommunications services. LCI intends to provide combined local and long-distance services to compete in what is estimated to be a $150 billion combined market.

  The current industry environment subjects LCI to varying degrees of regulatory oversight on both the national and state levels. There are numerous judicial and regulatory actions that are ongoing which can impact the nature and degree of competition in the telecommunications industry. LCI is unable to predict the timing for resolution of these actions, or the ultimate impact of these matters on the industry and competition. In addition, these regulatory and legislative actions could impact LCI's pricing and cost structure by changing access, per-line and payphone charges, or by generally increasing competition. LCI is unable to predict what impact these changes will have on its pricing, revenue growth or operating margin. See "BUSINESS OF LCI-- Legislative Matters" and "--Regulatory Matters."

INDUSTRY STRUCTURE

  The long-distance telecommunications market is highly competitive. The principal competitive factors affecting LCI's market share are pricing, regulatory and judicial developments (as described above), customer service and diversity of services and features. The Act is expected to change the nature of the industry by allowing carriers other than incumbent LECs to provide local service, while permitting RBOCs to provide inter-LATA long-distance services. As RBOCs are allowed into the long-distance market, LCI expects competition within the industry to increase in both the long-distance and local markets.

  Several of LCI's competitors are larger and have greater financial, technical and marketing resources. In addition to the largest telecommunications companies, AT&T, MCI and Sprint, or the "Big Three," LCI also competes with hundreds of other long-distance carriers, as well as LECs, in various types of telecommunications services. LCI's principal pricing strategy is to offer a simple, flat-rate pricing structure with rates competitive with those of the Big Three. Although LCI is prepared to respond to competitive offerings from other carriers, LCI continues to believe that its Simple, Fair and Inexpensive SM marketing and service pricing approach is competitive in retaining existing customers, as well as in obtaining new customers. In 1997, LCI introduced Exact Billing SM, a differentiator that neither the Big Three nor any other nationwide long-distance carrier offers, giving LCI a competitive advantage in some markets. LCI believes that the nature of competition will continue to change with consolidation in the industry. LCI's ability to compete effectively will depend on maintaining exceptional customer service and high quality, market-responsive services at prices generally equal to or below those charged by its major competitors.

  Industry Mergers. The telecommunications industry has experienced significant merger activity in the last year. Of the many mergers that have occurred or have been announced in the last year, the most significant include: LCI with Qwest, Bell Atlantic with NYNEX CableComms Group Inc. ("NYNEX"); SBC with Pacific Telesis Group ("PacTel"); MCI with WorldCom; SBC with Southern New England Telephone Company; AT&T with Teleport; and, more recently, SBC with Ameritech. To date, only the Bell Atlantic/NYNEX and SBC/PacTel mergers have received federal and state regulatory approvals. At this time LCI is unable to predict the impact of these mergers, if any, on LCI or competition within the industry as a whole.

GENERAL--RESULTS OF OPERATIONS

  LCI's revenues primarily consist of switched and private line revenues. Switched revenues are a function of switched minutes of use ("MOUs") and rate structure (rates charged per MOU), which are based on LCIs customer and service mix. Private line revenues are a function of fixed rates that do not vary with usage. LCIs cost of services consists primarily of expenses incurred for origination, termination and transmission of calls through LECs and over the LCI Network.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1997

  REVENUES. Revenues for the three months ended March 31, 1998 increased 22% to $448 million on 3.5 billion MOUs as compared to $368 million on 2.9 billion MOUs for the three months ended March 31, 1997. The following table provides further information regarding LCIs revenues:

                                                                 THREE MONTHS
                                                               ENDED MARCH 31,
                                                              ------------------
                                                              1998  1997  CHANGE
                                                              ----- ----- ------
      Total Revenues (in millions)........................... $ 448 $ 368   22%
      MOUs (in billions).....................................   3.5   2.9   21%
      Switched Revenue per MOU(1)............................ $.120 $.118    2%

     --------

      (1) Switched revenue divided by MOUs

  Revenues from business customers increased in excess of 21% for the three months ended March 31, 1998 over the comparable period in 1997, and represented approximately three-fourths of LCI's total revenues. Residential/small business revenues represented approximately one-fourth of total revenues and increased in excess of 22% for the three months ended March 31, 1998 compared to the same period in 1997. Growth in international service revenues across all revenue service lines was approximately 68% for the three months ended March 31, 1998, compared to the same period in 1997.

  LCI experienced an increase in average revenue per MOU for the three months ended March 31, 1998, as compared to the same period in 1997. Revenue per MOU reflects changing cost of services, changes in the mix of services by market segments and competitive pricing. LCI's growth in various segments, which have different rate structures and generate different gross margins, has changed its revenue mix and consequently impacted the average revenue per MOU. The increase in revenue per MOU also reflects the impact of certain changes in access charges in 1998 that have been reflected in billings to its customers.

  LCI uses a variety of channels to market its services. In addition to its internal sales force, LCI uses a combination of other channels, such as advertising and third party sales agents. For certain third party sales agents, compensation is paid to agents in the form of an ongoing commission based upon collected long distance revenue attributable to customers obtained through the agents. LCI retains responsibility for the customer relationship, including billing and customer service. ACN, a nationwide network of third party sales agents, continued to be the largest of LCI's sales agents for residential/small business customers. LCI does, however, continue to expand its sales presence across the country using a variety of channels.

  GROSS MARGIN. LCI's gross margin increased 27% to $189 million for the three months ended March 31, 1998 from $149 million for the three months ended March 31, 1997. During the first quarter of 1998, gross margin as a percentage of revenue increased to 42% from 40% for the same period in 1997. The increase as a percentage of revenue reflects efficiencies gained as LCI expands its owned fiber network and traffic is moved from current leased facilities to the new owned facilities. In addition, the improvement in gross margin as a percentage of revenue reflects a favorable change in the mix of LCI's services from wholesale to commercial and residential/small business. LCI continues to evaluate strategies to reduce its cost of services and improve the reliability and efficiency of the LCI Network.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 26% to $106 million for the three months ended March 31, 1998, as compared to the same periods in 1997. As a percentage of revenues, selling, general and administrative expenses were 24% for the three months ended March 31, 1998, as compared to 23% for the same period in 1997. The increase in selling, general and administrative expenses is due to the expansion of LCI's geographic sales presence, entrance into the local service market, and temporarily, due to acquisition integration activity. The increase also reflects the slow down of wholesale revenue which carries a lower selling, general and administrative burden as compared to commercial revenue, which became a larger part of the revenue mix.

  LCI's selling, general and administrative expense increases year-over-year were substantially impacted by payroll and commissions. Payroll expenses increased 31% for the three months ended March 31, 1998, as compared to the same period in 1997. LCI experienced increases in the number of employees from acquisitions and the expansion of the sales and customer support infrastructure.

  The increase in selling, general and administrative expenses includes a 30% increase in commission expense for the three months ended March 31, 1998 over the comparable prior period. The increase in commission expense is attributable to the growth in commercial and residential/small business revenue, which carry a higher commission rate than wholesale revenue.

  DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense for the three months ended March 31, 1998 was $27 million, a 29% increase over the same period in 1997. The increase reflects the investments made in infrastructure for sales, customer service and other service delivery systems in support of LCI's growth in revenues and MOUs. LCI anticipates that depreciation and amortization will continue to increase due to investments in new technology, as well as the expansion of the owned portion of the LCI Network. The increase in depreciation and amortization for the additional LCI Network facilities is expected to continue into the fourth quarter of 1998, but should be offset by a decrease in the cost of the leased LCI Network which is reflected in cost of services. Depreciation and amortization expense as a percentage of revenues was a consistent 6% for the three months ended March 31, 1998 and 1997.

  OPERATING INCOME. Operating income increased 27% to $56 million for the three months ended March 31, 1998, over the same period in 1997. As a percentage of revenues, operating income was 13% for the three months ended March 31, 1998, compared to 12% for the same period in 1997. The increase in operating income as a percentage of revenue reflects operating efficiencies and management of LCI's cost structures.

  INTEREST AND OTHER EXPENSE, NET. Interest and other expense, net of capitalized interest, increased to $8 million for the three months ended March 31, 1998, compared to $7 million for the same period in 1997. This increase is primarily due to an increase in interest expense as a result of the higher long-term debt balance when compared to the average debt balance for the period a year ago.

  INCOME TAX EXPENSE. Income tax expense was $19 million for the three months ended March 31, 1998 as compared to $15 million for the same period in 1997. The increase in income tax expense resulted from the increase in the growth in earnings before taxes. LCI analyzes and adjusts its effective tax rate, if necessary, on a quarterly basis.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

  REVENUES. In 1997, total revenues increased 26% to $1.6 billion, compared to $1.3 billion in 1996. Total revenues in 1996 increased 58% from $824 million in 1995. Revenues for all periods presented are reduced by estimated allowances for credits and uncollectible accounts (sales allowance).

  Revenues from business customers increased approximately 25% during 1997, as compared to approximately 42% and 26% during 1996 and 1995, respectively. Business revenues represented in excess of


70% of LCI's total revenues in 1997. The decline in business revenue growth rates are the result of current competitive pricing and acquisition revenue in 1996 and 1995. Residential/small business revenues increased approximately 30% in 1997, compared to approximately 125% in 1996 and 170% in 1995, and represented nearly 30% of total revenues for 1997. Growth in international service revenues across all revenue service lines was more than 80% in 1997, compared to more than 100% in both 1996 and 1995. The decline in residential/small business and international revenue growth rates reflect both competitive pricing and LCI's larger base of customers and revenue. LCI's growth rates remain substantially higher than the general industry growth rates.

  LCI experienced a 6% decrease year-over-year in revenue per MOU for 1997, compared to a 4% and 2% decrease in 1996 and 1995, respectively. Revenue per MOU is affected by several factors, including competitive pricing and the mix of services, market segments and regions. The growth in business and international service volumes, as measured in MOUs, exceeded the growth in revenue due to competitive pricing pressures, changes in the mix of services and changes in the mix of international country traffic. LCI's growth in various segments, which have different rate structures and generate different gross margins, has changed its revenue mix and consequently impacted average revenue per MOU.

  In addition to its internal sales force, LCI uses a combination of other channels, such as advertising and third-party sales representatives, to market its services. For certain third-party sales representatives, compensation is paid through a combination of upfront payments and an ongoing commission based upon collected long-distance revenue attributable to customers identified by the representatives. LCI retains responsibility for the customer relationship, including billing and customer service. ACN continued to be the largest of LCI's sales representatives for residential/small business customers. LCI has diversified and expanded other sales channels and, as a result, channels other than ACN currently are generating more than 70% of new residential/small business sales.

  GROSS MARGIN. LCI's gross margin increased 25% to $656 million in 1997 from $526 million in 1996. Gross margin in 1996 increased 60% from $328 million in 1995. The following table provides information regarding gross margin:

                                                            1997    1996   1995
                                                           ------  ------  ----
                                                             (IN MILLIONS)
      Revenues............................................ $1,642  $1,304  $824
      Cost of services....................................    986     778   496
      Gross margin........................................ $  656  $  526  $328
      Gross margin %......................................   40.0%   40.3% 39.8%

  Gross margin as a percentage of revenue remained relatively flat in 1997, reflecting several market conditions. LCI experienced a shift in the revenue mix to higher volume customers with a lower gross margin per MOU, and continued competitive pricing pressures existed in all market segments. The domestic market has seen a significant rate decline due to forward pricing, or pricing reductions that anticipated access charge reductions. Access charge reform lowered access charges on January 1, 1998; however, this is expected to be offset by higher customer line charges and increased costs for universal service funding. LCI expects that the impact of access reform will not significantly impact the cost of providing service.

  LCI continues to evaluate strategies for reducing its cost of services. These strategies include using its owned fiber-optic capacity and gaining access to fiber-optic and broadband capacity through contract negotiations or other arrangements with carriers. LCI's substantial fiber expansion will continue into early 1998 and will temporarily result in redundant facilities and increased costs while traffic is migrated from current leased facilities to the new owned facilities. In addition, while awaiting delivery of the fiber in 1998, LCI is continuing the current LCI Network expansion on a temporary leased basis. The increased cost of these leased facilities has pressured gross margin; however, after delivery of the fiber, these temporary leased facilities will no longer be needed in the LCI Network. The transition from the current and incremental leased facilities to LCI's owned facilities will occur throughout 1998.

  Expansion of the fiber capacity will require only minimal incremental costs. As a result, as LCI's volume grows, costs per MOU are expected to decline. In addition, the LCI Network expansion allows LCI to begin to compete more aggressively and to accelerate the growth of data and private line services. The costs associated with the growth of these services are primarily embedded in the fixed cost of the owned LCI Network and should allow LCI to improve overall gross margins. The historical results as restated do not reflect synergies LCI expects to realize from the transition of USLD traffic to the owned LCI Network or the significant cost reductions from the fiber expansion. The expected owned LCI Network synergies will occur primarily in the second half of 1998 and should lower cost of services.

OPERATING EXPENSES AND OPERATING INCOME

                                                               1997  1996  1995
                                                               ----  ----  ----
                                                               (IN MILLIONS)
Gross margin.................................................. $656  $526  $328
Selling, general and administrative expenses..................  408   305   193
Merger charges................................................   45    --    --
Restructuring charges.........................................    9    16    --
Depreciation and amortization.................................   96    75    54
Operating income.............................................. $ 98  $130  $ 81
As a percent of revenue:
Gross margin.................................................. 40.0% 40.3% 39.8%
Selling, general and administrative expenses.................. 24.8% 23.4% 23.4%
Merger charges................................................  2.7%  --    --
Restructuring charges.........................................  0.6%  1.2%  --
Depreciation and amortization.................................  5.8%  5.8%  6.6%
Operating income..............................................  6.0% 10.0%  9.8%

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 34% to $408 million in 1997, and increased 58% to $305 million in 1996 from $193 million in 1995. As a percentage of revenues, SG&A expenses were 24.8% in 1997 and 23.4% for both 1996 and 1995. SG&A expenses increased in 1997 due to several one-time charges, which are discussed below.

  LCI's SG&A expenses are affected primarily by payroll and commissions. Payroll expenses increased 28%, 46% and 34% in 1997, 1996 and 1995, respectively. Payroll expenses represented approximately 7% of revenue in each of the years 1997, 1996 and 1995. In 1996 and 1995, LCI experienced increases in the number of employees from LCIs acquisitions and the expansion of the sales and customer support infrastructure. For each of the years 1997, 1996 and 1995, commission expenses represented approximately 6% of revenue and grew in proportion to revenue growth for the same periods. Residential/small business revenue related to third-party sales agents was the primary driver of the dollar increase in commission expense. The costs incurred for third-party commissions primarily replace other variable marketing and selling expenses for this revenue segment.

  Included in SG&A for 1997 was $35 million of costs that LCI does not expect to continue. This primarily included strengthening the allowance for doubtful accounts for the combined customer base of LCI and USLD through a $21 million charge. This charge was required as a result of several large customers that either filed bankruptcy or were identified at risk for collection during the fourth quarter of 1997; reserve strengthening for RBOC uncollectible rates; and increased credits associated with LCI's conversion to its in-house billing system for residential/small business customers. The one-time charges also included approximately $6 million of costs for the write-off of assets associated with the $300 million investment in the LCI Network as LCI moves from a primarily leased to a primarily owned network. The remaining charges were for the write-off of certain assets, and one-time charges related to salary and commissions expenses and other miscellaneous items.

  LCI anticipates an incremental increase in SG&A expenses with the continued expansion of its geographic sales presence, and expansion in the data and local services markets. LCI's efforts to resell services in the local services market have not been profitable due to pricing discrimination and other difficulties with the LECs, as well as the uncertain regulatory and judicial proceedings governing the provision of local service. LCI expects continued increases in SG&A expenses to correspond with growth in the residential/small business segment, which incurs higher proportional costs, but also provides a higher gross margin than other segments. LCI continues to expand its growth geographically, in market segments and services, and actively manages LCI's investment in and expected profitability of this growth. SG&A expenses should be positively impacted by efficiencies resulting from the integration of USLD's operations, which should be realized in the second half of 1998.

  MERGER CHARGE. During 1997, LCI recorded a charge of $45 million in connection with the merger of USLD. The merger charge included $7 million for direct transaction costs, including fees for investment bank and other professional fees, $31 million for the elimination of redundant facilities and the write-off of assets, and $7 million for employee severance and termination costs.

  RESTRUCTURING CHARGE. Restructuring costs of $9 million were recorded in 1997, which included $8 million for the move to a new corporate headquarters and for employee severance costs, and $1 million for the resignation of USLD's former chairman of the board of directors.

  During 1996, USLD recorded a $13 million charge for the spin-off of Billing and $3 million for restructuring costs associated with the consolidation of support functions and the write-off of certain assets.

  DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense ("D&A") for 1997, 1996 and 1995 increased 28%, 39% and 20% year-over-year, respectively. The increase reflects the investments made in infrastructure for sales, customer service and other service delivery systems in support of LCI's growth in revenues and MOUs, as well as additional amortization expenses from acquisitions. D&A as a percentage of revenues was consistent at 5.8% in both 1997 and 1996, which decreased from 6.6% in 1995. LCI's revenue growth has exceeded the growth in the cost of additional LCI Network and other capital assets, due to LCI's ability to take advantage of improved technology with higher capacity at lower costs. An increase in D&A for the additional LCI Network facilities is expected beginning in the first quarter of 1998 as LCI moves from a primarily leased network to a primarily owned network. The increase will be offset by lower cost of services paid to third-party providers for leased facilities.

  OPERATING INCOME. Operating income decreased 25% to $98 million in 1997 and increased 60% to $130 million in 1996 from $81 million in 1995. As a percentage of revenues, operating income decreased to 6.0% for the year ended December 31, 1997, from approximately 10% for each of the years ended December 31, 1996 and 1995. The merger costs, restructuring costs and the one-time items in SG&A had an adverse effect on operating income as a percentage of revenue. In addition, the decline in operating income as a percentage of revenue reflects the competitive pressure on gross margin, the higher leased facilities costs for USLD off-LCI Network traffic and the increase in SG&A.

  INTEREST AND OTHER EXPENSE, NET. Interest and other expense, net of capitalized interest, increased to $36 million in 1997 from $29 million in 1996 and $16 million in 1995. The $350 million senior debt securities (the "LCI Notes") issued in June 1997, which carry a higher interest rate than previously outstanding short-term debt, resulted in increased interest expense for more than half of the year. Interest expense is expected to increase due to the higher fixed rate of interest on the LCI Notes compared to LCI's floating short-term rates. However, the issuance provides interest rate stability and provides additional availability under LCI's other credit facilities.

Interest and other expense in 1997 includes a $5 million write-off of deferred financing fees associated with prior credit facilities and $5 million and $2 million in 1997 and 1996, respectively, for the costs of the LCI
Securitization Program.

  The increases in interest and other expense, net in 1996 and 1995 were the result of higher debt levels to fund LCI's acquisitions and capital expenditures. Interest and other expense, net in 1996 included a gain of approximately $2 million on the sale of a wholly owned subsidiary, which provided service to non-strategic geographic locations, and in 1995 included a gain of approximately $2 million related to the resolution of an investment in STN Incorporated.

  INCOME TAXES. Income tax expense was $31 million, $38 million and $16 million in 1997, 1996 and 1995, respectively. In 1997, the effective tax rate increased to 50% as a result of non-deductible costs incurred in connection with the merger of USLD. However, LCI believes that its recurring effective tax rate is between 39% and 40%. Increased income tax expense resulted from an increase in the effective tax rate and the increase in income before income taxes for 1996 as compared to 1995. The effective income tax rate was lower than the statutory rate in 1996 and 1995, primarily due to LCI's expected use of available net operating losses. Previously generated net operating losses for financial reporting purposes were fully realized as of December 31, 1996.

  DISCONTINUED OPERATIONS. In August 1996, USLD completed the spin-off of Billing, its billing clearinghouse and information management services business. The spin-off was accounted for as discontinued operations and, accordingly, $11 million and $15 million were recorded, net of income taxes of $7 million and $9 million, in 1996 and 1995, respectively.

  PREFERRED DIVIDENDS. Preferred dividends were $3 million and $6 million for 1996 and 1995, respectively, as a result of the dividend requirements on LCI's previously outstanding 5% Cumulative Convertible Exchangeable Preferred Stock ("Convertible Preferred Stock"). During 1996, nearly all of the 4.6 million shares of Convertible Preferred Stock outstanding were converted into shares of LCI Common Stock.

  NET INCOME AND EARNINGS PER COMMON SHARE. Net income decreased to $31 million from $74 million in 1996 and $64 million in 1995. Income on common stock was $31 million, $71 million and $58 million for 1997, 1996 and 1995, respectively.

  LCI adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," for the fiscal year ending December 31, 1997, and accordingly, all periods have been restated to calculate basic and diluted earnings per share. Basic earnings per share were calculated as income available to common shareowners divided by the weighted average number of common shares outstanding. For the years ended December 31, 1996 and 1995, the diluted weighted average number of common shares included the assumed conversion of any Convertible Preferred Stock then outstanding at any time during the period into 12 million shares of LCI Common Stock. For all years presented, LCI Common Stock equivalents were reflected in the diluted weighted average number of common shares using the treasury stock method.

LIQUIDITY AND CAPITAL RESOURCES

  LCI is a holding company and conducts its operations through its direct and indirect wholly owned subsidiaries. LCI SPC I, Inc. ("SPC") is a wholly owned subsidiary of LCI and facilitates the LCI Securitization Program. Except in limited circumstances, SPC is subject to certain contractual prohibitions concerning the payment of dividends and the making of loans and advances to LCI. There are, however, no restrictions on the movement of cash within the remainder of the consolidated group. Therefore, LCI's discussion of its liquidity is based on the consolidated group.

  CASH FLOWS--OPERATING ACTIVITIES. LCI's operations provided $78 million of cash for the three months ended March 31, 1998, compared to $41 million for the same period in 1997. Excluding the securitization activity, cash from operations was $47 million for the three month period ended March 31, 1998, compared to $41 million for the same period in 1997.

  CASH FLOWS--INVESTING ACTIVITIES. LCI has supported its growth strategy with capital expenditures and acquisitions. During the three months ended March 31, 1998, LCI used $97 million for investing activities as compared to $53 million for the same period in 1997. In the first quarter of 1998, LCI spent $97 million, as compared to $47 million for the quarter ended March 31, 1997, in capital expenditures to acquire additional switching, transmission and distribution capacity, as well as to develop and license information systems support, representing an increase of $50 million. This increase includes progress payments totaling $14 million for various fiber routes which LCI is purchasing to extend the owned portion of the LCI Network.

  CASH FLOWS--FINANCING ACTIVITIES. Financing activities provided a net $19 million for the three months ended March 31, 1998, compared with $9 million provided by financing activities during the same period in 1997. Financing activities for the quarter ended March 31, 1998 included proceeds of $14 million from employee stock plans and warrants.

  CAPITAL RESOURCES. The net proceeds from the issuance of LCI Notes in June 1997 were used to repay outstanding indebtedness and for working capital and general corporate purposes.

  LCI has a $750 million credit facility with a syndicate of banks, which allows LCI to borrow funds on a daily basis. As a result, LCI uses its available cash to reduce the balance of its borrowings and usually maintains no cash on hand. As of March 31, 1998, there was no outstanding balance on the credit facility. The interest rate on the debt outstanding is variable based on several indices. See note 5 to the Condensed Consolidated Financial Statements. The credit facility contains certain financial and negative covenants. As of March 31, 1998, LCI was in compliance with all covenants.

  LCI has three separate discretionary line of credit agreements with commercial banks for a total of $75 million. The LCI Lines of Credit provide flexible short-term borrowing facilities at competitive rates dependent upon a market indicator. Any outstanding balance is reflected in long-term debt in the accompanying consolidated balance sheets due to borrowing availability under the credit facility to repay such balances. As of March 31, 1998, there was a $14 million outstanding balance on the LCI Lines of Credit.

  LCI maintains the LCI Securitization Program to sell a percentage ownership interest in a defined pool of LCI's trade accounts receivable. LCI can transfer an undivided interest in a designated pool of accounts receivable on an ongoing basis to maintain the participation interest up to $150 million. At March 31, 1998, the pool of trade accounts receivable which was available for sale was approximately $140 million and the amount of receivables sold, but not collected was approximately $100 million.

                            MANAGEMENT OF LCI

  The following table sets forth the executive officers of LCI as of May 1, 1998:

        NAME        AGE POSITION
        ----        --- --------
                        Chairman of the Board of Directors and Chief Executive
 H. Brian Thompson   59 Officer
 Joseph A. Lawrence  48 Executive Vice President and Chief Financial Officer
 Marshall W. Hanno   52 Senior Vice President--Commercial Segment
                        Senior Vice President--Engineering, Operations and
 Lawrence J. Bouman  51 Technology
 Roy N. Gamse        52 Senior Vice President--Business Marketing
                        Senior Vice President--Local Telecommunications
 Anne K. Bingaman    54 Division
 John G. Musci       41 Senior Vice President--Wholesale Segment
 John C. Taylor      40 Senior Vice President--Consumer Segment

  Mr. Thompson has been Chairman of the Board of Directors and Chief Executive Officer of LCI and its subsidiaries since July 1991. Mr. Thompson previously served as Executive Vice President of MCI and its affiliates where he was responsible for all eight of MCI's operating divisions and held various other senior executive positions from 1981 to 1991. Mr. Thompson is a director of Bell Canada International Inc., Microdyne Corporation, Golden Books Family Entertainment, Inc. and Comcast UK Cable Partners Limited. He is a member of the Listed Company Advisory Committee to the NYSE Board of Directors.

  Mr. Lawrence was named Executive Vice President of LCI in 1997, and has served as LCI's Chief Financial Officer of LCI since October 1993. From January 1985 through October 1993, ~Mr. Lawrence held several executive positions at MCI, including Senior Vice President--Finance and Vice President Finance and Administration for the Consumer Division and Vice President Finance for the Mid-Atlantic Division. Mr. Lawrence is a director of Journal Register Company.

  Mr. Hanno was named to Senior Vice President--Commercial Segment in January 1997. Since July 1991, Mr. Hanno held the positions of Senior Vice President-- Sales and Vice President of Sales. From 1987 to July 1991, Mr. Hanno was Vice President of Sales of MCI and prior thereto was Vice President of Sales and Marketing with Allnet Communications.

  Mr. Bouman has been Senior Vice President--Engineering, Operations and Technology of LCI and its subsidiaries since October 1995. From October 1990 through October 1995, Mr. Bowman held several executive positions at MCI, including Senior Vice President of Network Operations, Senior Vice President of Network Engineering and Senior Vice President of Planning and Program Management.

  Mr. Gamse has been Senior Vice President--Business Marketing of LCI since March 1996. From 1982 to 1993, Mr. Gamse held several positions at MCI, including Senior Vice President of Marketing for Consumer Markets and Senior Vice President of Customer Service. In addition, Mr. Gamse was previously a policy advisor at the U.S. Environmental Protection Agency.

  Ms. Bingaman was appointed Senior Vice President--Local Telecommunications Division in January 1997. From 1993 to 1996, Ms. Bingaman was Assistant Attorney General at the U.S. Department of Justice and Chief of the Antitrust Division.

  Mr. Musci was named Senior Vice President--Wholesale segment in 1997. From 1985 to 1997, Mr. Musci has held several executive positions at LCI in sales and marketing. Prior to joining LCI, Mr. Musci held marketing and sales positions with AT&T Information Systems and Ohio Bell Telephone.

  Mr. Taylor was named Senior Vice President--Consumer Segment in 1997, after serving as Vice President of Corporate Development and Investor Relations at LCI since 1995. Prior to joining LCI, Mr. Taylor spent 12 years at MCI in a variety of key positions in financial and strategic planning, business development, sales channel development and partner marketing.

                 COMPENSATION OF LCI'S EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

  The table below sets forth all compensation paid by LCI to each of the named executive officers for the last three fiscal years.

                                                            LONG TERM
                                                           COMPENSATION
                                                              AWARDS
                                                           ------------
                                     ANNUAL
                                  COMPENSATION
                               ----------------------       SECURITIES
NAME AND PRINCIPAL                                          UNDERLYING     ALL OTHER
POSITION                  YEAR SALARY($)     BONUS($)       OPTIONS(#)  COMPENSATION($)
------------------        ---- ---------     --------      ------------ ---------------
H. Brian Thompson.......  1997  560,000      744,800         200,000        145,276(/2/)(/5/)(/6/)
Chairman and Chief Exec-
 utive Officer            1996  530,000      403,740         200,000        139,314(/2/)(/3/)(/5/)(/6/)
                          1995  500,000      508,750         300,000         19,338(/3/)(/5/)(/6/)
Joseph A. Lawrence......  1997  295,000      238,373         190,000         68,230(/2/)(/5/)(/6/)
Executive Vice President
 and Chief                1996  260,000      120,675         115,000         68,845(/2/)(/4/)(/5/)(/6/)
Financial Officer         1995  235,000      143,478         160,000          7,403(/4/)(/5/)(/6/)
Anne K. Bingaman........  1997  215,000      155,500         125,000            --
Senior Vice President
and President -- Local
Telecommunications
Division
Lawrence J. Bouman......  1997  225,000      171,000         175,000        160,149(/5/)(/7/)
Senior Vice President --
  Engineering,            1996  215,000       98,034         100,000            --
Operations and
 Technology               1995   48,000(/1/)  29,400(/1/)    150,000          1,150(/7/)
Marshall W. Hanno.......  1997  225,000      165,240         100,000        161,168(/5/)(/7/)
Senior Vice President --
  Commercial Segment      1996  215,000       88,984         100,000        103,536(/5/)(/7/)
                          1995  195,000      119,058         140,000          4,500(/5/)

--------

(/1/)Represents partial year, Mr. Bouman joined LCI as an executive officer in October 1995.

(/2/)Includes the cost to LCI of split-dollar life insurance policies on the lives of Messrs. Thompson and Lawrence. See "--Employment Contracts, Termination of Employment and Change-in-Control Arrangements." LCI paid premiums on these policies of $318.000 in 1997 and 1996 for Mr. Thompson and of $156,000 in 1997 and 1996 for Mr. Lawrence. LCI is entitled to a refund of the cumulative annual premiums paid by it to the insurer pursuant to the split-dollar life insurance arrangement before any benefits are paid by the insurer to the owner or beneficiaries of the policy. The amount of "All Other Compensation" associated with the split-dollar insurance arrangements includes (i) amounts representing the term life insurance component of the policy of $7,177 in 1997 and $5,842 in 1996 for Mr. Thompson; and $l,215 in 1997 and $l,092 in 1996 for Mr. Lawrence, and (ii) the actuarial value of the benefit of the remainder of the premiums paid by LCI of $97,816 in 1997 and $104,323 in 1996 for Mr. Thompson and $55,174 in 1997 and $59,033 in 1996 for Mr. Lawrence.

(/3/)Includes premiums of $3,224 and $2,865 in 1996 and 1995, respectively, paid by LCI on a former split-dollar life insurance policy, the proceeds of which were payable to designated beneficiaries of Mr. Thompson. Such policy was converted to paid up key man life insurance during 1996.

(/4/)Includes premiums of $599 and $553 in 1996 and 1995, respectively, paid by LCI on a former split dollar life insurance policy, the proceeds of which were payable to designated beneficiaries of Mr. Lawrence. Such policy was converted to paid-up key man life ~insurance during 1996.

(/5/)Includes the following matching contributions made to officers' accounts in LCI's 401 (k) Plan: $1,969 in 1997, $l,904 in 1996, and $2,108 in 1995
     for Mr. Thompson; $4,620 in 1997, $4,500 in 1996 and $4,500 in 1995 for
     Mr. Lawrence; $4,620 in 1997, $4,327 in 1996, $4,500 in 1995 for Mr.
     Hanno; and $1,970 in 1997 for Mr. Bouman.

(/6/)Includes the following matching contributions made to officers' accounts in LCI's Supplemental Plan: $14,769 in 1997, $13,996 in 1996 and $9,692
     in 1995 for Mr. Thompson and $3,450 in 1997, $3,300 in 1996 and $l,765 in
     1995 for Mr. Lawrence. Also includes the following imputed return on investment for contributions to LCI's Supplemental Plan at the same rate as achieved in LCI's 401 (k) Plan: $23,545 in 1997, $10,025 in 1996 and
     $4,673 in 1995 for Mr. Thompson and $3,771 in 1997, $321 in 1996 and $585
     in 1995 for Mr. Lawrence.

(/7/)Includes reimbursement for relocation expenses of $156,548 in 1997 and $99,209 in 1996 for Mr. Hanno and $158,179 in 1997 and $l,150 in 1995 for
     Mr. Bouman.

  The following table contains information concerning the grant of options under LCI's 1997/1998 Stock Option Plan to each of the named executive officers of LCI during the year ended December 31, 1997. No stock appreciation rights ("SARs") were granted in 1997.

OPTION GRANTS IN 1997

                                       INDIVIDUAL GRANTS
                         ----------------------------------------------
                                                                         POTENTIAL REALIZABLE VALUE
                           NUMBER OF    % OF TOTAL                       AT ASSUMED ANNUAL RATES OF
                          SECURITIES     OPTIONS                          STOCK PRICE APPRECIATION
                          UNDERLYING    GRANTED TO  EXERCISE                 FOR OPTION TERM(2)
                            OPTIONS    EMPLOYEES IN  PRICE   EXPIRATION ------------------------------
NAME                     GRANTED(#)(1) FISCAL YEAR   ($/SH)     DATE        5%          10%
----                     ------------- ------------ -------- ---------- ----------- -----------
H. Brian Thompson.......    200,000        7.0%      $19.31   2/13/07   $ 2,428,791 $ 6,155,033
Joseph A. Lawrence......    115,000                  $19.31   2/13/07   $ 1,396,555 $ 3,539,144
                             75,000                  $20.53   8/04/07   $   968,340 $ 2,453,965
                            -------                                     ----------- -----------
                            190,000        6.7%                         $ 2,364,895 $ 5,993,109
Anne K. Bingaman........    125,000        4.4%      $20.50   1/03/07   $ 1,611,542 $ 4,083,965
Lawrence J. Bouman......    100,000                  $19.31   2/13/07   $ 1,214,396 $ 3,077,517
                             75,000                  $20.53   8/04/07   $   968,340 $ 2,453,965
                            -------                                     ----------- -----------
                            175,000        6.2%                         $ 2,182,736 $ 5,531,482
Marshall W. Hanno.......    100,000        3.5%      $19.31   2/13/07   $ 1,214,396 $ 3,077,517

--------

(1) 20% of these options become exercisable a year from the date of grant and 1.66% become exercisable each month thereafter for 48 months. Options were granted with an exercise price at the fair market value of a share of LCI Common Stock determined pursuant to LCI's 1997/1998 Stock Option Plan on the date of grant and expire ten years from the date of grant.

(2) The potential realizable value represents the estimated future gain in the value of the options over their exercise price which may exist immediately prior to the scheduled expiration date of the options. The calculation assumes the specified compounded rates of appreciation in the per share price of LCI Common Stock starting on the date of the grant and further assumes that the options will be exercised on their expiration date. The actual value, if any, which may be realized will depend upon the market price of the shares of LCI Common Stock on the date the option is exercised.

  The following table sets forth information with respect to the exercise of options during 1997 and the options held as of December 31, 1997 by each of the named executive officers. As of December 31, 1997, no SARs were outstanding.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

                                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                          SHARES                    UNDERLYING               IN-THE-MONEY
                         ACQUIRED               UNEXERCISED OPTIONS        OPTIONS AT FY-END
                            ON      VALUE          AT FY-END(#)                 ($)(2)
                         EXERCISE  REALIZED  ------------------------- -------------------------
                           (#)      ($)(1)   EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                         -------- ---------- ----------- ------------- ----------- -------------
H. Brian Thompson....... 300,000  $4,986,000  1,745,347     554,121    $44,891,554  $8,306,382
Joseph A. Lawrence...... 100,000  $1,138,204    334,752     385,248    $ 6,420,126  $5,336,780
Anne K. Bingaman........     --          --         --      125,000            --   $1,281,250
Lawrence J. Bouman......     --          --     103,333     321,667    $ 1,264,113  $3,673,887
Marshall W. Hanno.......  20,000  $  388,646    324,188     249,068    $ 7,076,031  $3,524,803

--------

(1) The value realized is calculated by subtracting the aggregate exercise price from the fair market value of the shares of LCI Common Stock as of the exercise date multiplied by the number of shares exercised.

(2) Represents the difference between the closing market price of the shares of LCI Common Stock at December 31, 1997 of $30.75 per share and the exercise price of in-the-money options multiplied by the number of shares underlying the in-the-money options.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

  Effective April 19, 1993, LCI and LCI International Management Services, Inc. ("LCIM") entered into employment agreements with Messrs. Thompson and Hanno, pursuant to which each executive agreed to serve full time in his present position. In July 1997 and December 1997, the employment agreements for Messrs. Hanno and Thompson, respectively, renewed for two-year periods. Effective in October 1993, LCI and LCIM entered into an employment agreement with Mr. Lawrence, pursuant to which Mr. Lawrence agreed to serve full time as Chief Financial Officer. In October 1997, Mr. Lawrence's employment agreement renewed for a two-year period. Effective October 2, 1995, LCIM entered into an employment agreement with Mr. Bouman, pursuant to which Mr. Bouman agreed to serve full time as Senior Vice President-Engineering, Operations and Technology. In October 1997, Mr. Bouman's employment agreement renewed for a two-year period. Effective January 3, 1997, LCIM entered into an employment agreement with Ms. Bingaman, pursuant to which Ms. Bingaman agreed to serve full time for two years as Senior Vice President and President-Local Telecommunications Division. The term of the employment agreements for Messrs. Thompson, Hanno and Lawrence will automatically extend for successive two-year periods except that any party may terminate the agreement by giving written notice no later than 90 days prior to the end of any term. The employment agreements for Mr. Bouman and Ms. Bingaman provide for a single two-year renewal. The annual base salary under the agreements for Messrs. Thompson, Lawrence, Hanno, and Bouman and Ms. Bingaman will be set by LCI, but cannot be less than $400,000, $206,000, $150,000, $200,000 and $215,000, respectively.
In addition, each of these executives will be eligible to receive bonus payments under LCI's incentive plans in amounts determined by the LCI Board.

  Pursuant to these employment agreements, if the executive is terminated for cause (as defined in the agreements) or the executive voluntarily terminates his or her employment, he or she will receive base salary plus any amounts due under benefit plans or otherwise through the date of termination. If the executive's employment is terminated without cause, he or she will receive (i) base salary plus any amounts due under benefit plans or otherwise through the date of termination, (ii) a severance payment in an amount equal to the executive's annual base salary, and (iii) bi-weekly payments in an amount equal to the last such payment received by the executive prior to the date of termination for up to one year after the termination of employment (the "Termination Payments"). In addition, Mr. Bouman and Ms. Bingaman may participate in group insurance plans for one year following any termination without cause. For executive officers other than Mr. Bouman and Ms. Bingaman, if there is a material change in an executive's position or duties (and in the case of Mr. Lawrence, compensation or benefits) without the executive's consent, and the executive thereafter terminates employment, such termination shall be deemed to be without cause and the executive will be entitled to the rights of an executive terminated without cause. Mr. Lawrence is also entitled to receive the Termination Payments if he resigns as a result of any material breach by LCI of his employment agreement or his office being moved to a location outside the McLean or Arlington, Virginia areas.

  The employment agreements further provide that if there is a "change in control" of LCI, all stock options granted to the executives will vest and become immediately exercisable. "Change in control" is defined under the employment agreements as the acquisition by any person, entity or group (within the meaning of Section 13(d) (3) or 14(d) (2) of the Exchange Act) other than Warburg, Pincus Capital Company, L.P. or its affiliates, of more than 50% of the then outstanding voting securities of LCI. All other employees with stock options have the same "change in control" provision in their stock option agreements.

  LCI and each of Messrs. Thompson and Lawrence have entered into split-dollar life insurance arrangements dated as of November 1, 1996 (the "Split-Dollar Plans"). Under the Split-Dollar Plans, LCI has agreed to pay to an insurer annual premiums on split-dollar life insurance policies on the lives of Messrs. Thompson and Lawrence. Such split-dollar policies are currently owned by trusts established by each of Messrs. Thompson and Lawrence. LCI will receive a reimbursement of all premiums before any benefits are paid by the insurer to the owner or beneficiaries of the policies. The premiums advanced are secured through collateral assignments of the respective policies. Until such time as the cash surrender value of each policy exceeds the cumulative annual premiums paid by LCI, the deficiency will be secured by notes from the respective trusts to LCI. As of December 31, 1997, the amount of the deficiency was $82,083 for Mr. Thompson's trust, and $29,659 from Mr. Lawrence's trust.

             SECURITY OWNERSHIP OF LCI MANAGEMENT AND OTHERS

  The following table sets forth certain information regarding the ownership of LCI Common Stock as of the LCI Record Date by (i) each person known by LCI to be the beneficial owner of more than 5% of the outstanding LCI Common Stock, (ii) each of the executive officers named in "Compensation of LCI's Executive Officers," (iii) each director of LCI and (iv) all directors and executive officers of LCI as a group. To LCI's knowledge, except as otherwise noted, the named beneficial owner has sole voting and investment power.

                                                 SHARES              PERCENTAGE
                                              BENEFICIALLY               OF
NAME                                             OWNED                 TOTAL
----                                          ------------           ----------
FMR Corp. ...................................  13,121,460(/1/)          13.4%
 82 Devonshire Street
 Boston, MA 02109
The Capital Group Companies, Inc.............   5,912,300(/2/)           6.0%
 333 South Hope Street
 Los Angeles, CA 90071
AMVESCAP PLC.................................   5,175,964(/3/)           5.3%
 11 Devonshire Square
 London EC2M 4YR
 England
Anne K. Bingaman.............................      37,500(/4/)             *
Lawrence J. Bouman...........................     156,251(/4/)             *
Richard E. Cavanagh..........................      16,000(/4/)             *
William F. Connell...........................      39,000(/4/)             *
Julius W. Erving, II.........................      30,000(/4/)             *
Marshall W. Hanno............................     409,718(/4/)             *
Douglas M. Karp..............................     208,493(/4/),(/5/)       *
Joseph A. Lawrence...........................     431,067(/4/)             *
George M. Perrin.............................      51,000(/4/)             *
H. Brian Thompson............................   2,246,471(/4/)           2.3%
John L. Vogelstein...........................     302,843(/4/),(/6/)       *
All executive officers and directors as a
 group (14 persons)..........................   3,981,873(/7/)           3.9%

--------

* Less than one percent.

(/1/) On May 8, 1998, FMR Corp. notified LCI by means of a Statement on
      Schedule 13G that it may be deemed to be the beneficial owner of 13,121,460 shares of LCI Common Stock over which certain of its subsidiaries exercised investment and/or dispositive power as of April 30, 1998. FMR Corp. may be deemed to have sole dispositive power over all such shares and sole voting power over 436,200 shares. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., may be deemed to be the beneficial owner of 12,681,360 of such shares.


(/2/) On February 10, 1998, The Capital Group Companies, Inc. ("CGC") notified
      LCI by means of a Statement on Schedule 13G that it may be deemed to be the beneficial owner of 5,912,300 shares of LCI Common Stock over which certain of its subsidiaries had investment and/or dispositive power as of December 31, 1997. Capital Research and Management Company, a wholly-owned subsidiary of CGC, may be deemed to be the beneficial owner of 4,500,000 shares of LCI Common Stock with sole dispositive power over all shares and no voting power over any shares.

(/3/) On February 11, 1998, AMVESCAP PLC notified LCI by means of a Statement on Schedule 13G that certain of its subsidiaries have shared investment and dispositive power over various investment accounts which as of December 31, 1997 held 5,175,964 shares of LCI Common Stock.

(/4/) Includes shares of LCI Common Stock which the directors and named executive officers had the right to acquire through the exercise of options as of the LCI Record Date as follows: Anne K. Bingaman--33,333; Lawrence J. Bouman--143,333; Richard E. Cavanagh--8,000; William F. Connell--17,000; Julius W. Erving, II--17,000; Marshall W. Hanno-- 373,975; Douglas M. Karp--8,000; Joseph A. Lawrence--395,920; George M. Perrin--33,000; H. Brian Thompson--1,866,249; and John L. Vogelstein-- 8,000. Also includes shares of LCI Common Stock which the executive officers have the right to acquire through the exercise of options exercisable within 60 days of the LCI Record Date as follows: Anne K. Bingaman--4,167; Lawrence J. Bouman--11,667; Richard E. Cavanagh--8,000; William F. Connell--8,000; Julius W. Erving, II--8,000; Marshall W. Hanno --15,947; Douglas M. Karp--8,000; Joseph A. Lawrence--21,000; George M. Perrin--8,000; H. Brian Thompson--40,219; and John L. Vogelstein--8,000.


(/5/) 5,650 of shares of LCI Common Stock indicated above are owned directly by Mr. Karp. 186,843 of the shares of LCI Common Stock indicated as owned by Mr. Karp are beneficially owned by Warburg, Pincus & Co., a New York general partnership ("WP"). As a partner of WP, Mr. Karp may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934 (the "Exchange Act")) in an indeterminate portion of the shares beneficially owned by WP. Mr. Karp disclaims beneficial ownership of these shares of LCI Common Stock within the meaning of Rule 13d-3 under the Exchange Act.

(/6/) 100,000 of the shares of LCI Common Stock indicated above are owned directly by the John L. Vogelstein Revocable Trust. Mr. Vogelstein has sole voting power and sole investment power with respect to such shares. 186,843 of the shares of LCI Common Stock indicated as owned by Mr. Vogelstein are beneficially owned by WP. As a partner of WP, Mr. Vogelstein may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by WP. Mr. Vogelstein disclaims beneficial ownership of these shares of LCI Common Stock within the meaning of Rule 13d-3 under the Exchange Act.

(/7/) Includes shares of LCI Common Stock set forth in the preceding footnotes.

                               BUSINESS OF QWEST

  Qwest is a facilities-based provider of multimedia communications services to interexchange carriers and other communications entities, businesses and consumers, and it constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use. Qwest is expanding its existing long distance network into the Qwest Network, an approximately 16,250 route mile coast-to-coast, technologically advanced, fiber optic telecommunications network. Qwest will employ, throughout substantially all of the Qwest Network, a self-healing SONET ring architecture equipped with the most advanced commercially available fiber and transmission electronics manufactured by Lucent and Nortel, respectively. The Qwest Network's advanced fiber and transmission electronics are expected to provide Qwest with lower installation, operating and maintenance costs than older fiber systems in commercial use today. In addition, Qwest has entered into construction contracts for the sale of dark fiber along the route of the Qwest Network, which will reduce Qwest's net cost per fiber mile with respect to the fiber it retains for its own use. As a result of these cost advantages, Qwest believes it will be well-positioned to capture market share and take advantage of the rapidly growing demand for long haul voice and data transmission capacity and services.

  The executive offices of Qwest Communications International Inc., a Delaware corporation, are located at 1000 Qwest Tower, 555 Seventeenth Street, Denver, CO 80202, and its telephone number is (303) 291-1400.

RECENT DEVELOPMENTS

  EUnet Transaction. On April 14, 1998, Qwest acquired EUnet, an Amsterdam-based, European internet service provider with business units operating in 13 European countries, for approximately $154.4 million in cash and Qwest Common Stock. At the time of the acquisition, EUnet had approximately 60,000 customers throughout Europe. Under the terms of the acquisition, Qwest acquired all of the preference shares, "A" ordinary shares and options of EUnet and approximately 97% of the ordinary shares of EUnet. Following the closing, certain EUnet stockholders and optionholders will receive approximately 3.6 million newly issued shares of Qwest Common Stock, having a deemed value of approximately $135.3 million (based upon a deemed value of approximately $37.42 per share), and approximately $4.7 million in cash. In addition, in connection with the registration of the resale of the shares of Qwest Common Stock to be issued in the transaction under the Securities Act, as described below, EUnet stockholders will receive at Qwest's option, either
(i) approximately $14.4 million in cash (plus interest to the date of payment) or (ii) additional newly issued shares of Qwest Common Stock having the value of such cash payment, based upon an average of the Qwest Common Stock closing prices for 15 consecutive trading days commencing 20 trading days before the effective date of registration. Of the number of shares of Qwest Common Stock to be issued in the transaction, approximately .6 million shares will be placed in escrow for two years, and may be recovered by Qwest, to satisfy any indemnification claims. Qwest will acquire the remaining 3% of the ordinary shares of EUnet by means of a compulsory purchase under applicable law. The EUnet acquisition was accounted for as a purchase. The shares of Qwest Common Stock will be issued to EUnet stockholders and optionholders in a private placement exempt from registration under the Securities Act. Qwest has agreed to undertake the registration of the resale of the shares of Qwest Common Stock under the Securities Act not later than the earlier of (i) three weeks after the closing of the Merger or (ii) September 30, 1998 (or, under certain circumstances, a later date, but no later than October 31, 1998). See "RISK FACTORS--Shares Eligible for Future Sale."

  Phoenix Transaction. On March 30, 1998, Qwest acquired Phoenix, a non-facilities-based reseller of long distance services. At the time of the acquisition, Phoenix had approximately 40,000 customers, primarily in the business market. Under the terms of the acquisition, approximately .8 million shares of Qwest Common Stock having a deemed value of approximately $27.2 million (based upon an adjusted average price of $34.67 per share) were exchanged for the outstanding shares of Phoenix. Additional cash consideration to the Phoenix Stockholders of up to $4.0 million is being withheld pending the outcome of litigation for which Phoenix or its affiliates may have certain potential liability.

  AGIS Transaction. In January 1998, Qwest signed a long-term contract to provide Apex Global Internet Services, Inc. ("AGIS"), an Internet service provider ("ISP"), telecommunications capacity along

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approximately 10,000 route miles of the Qwest Network. In consideration, Qwest received, on a contingent basis, 19.99% of AGIS's common stock and will receive up to $310.0 million in cash over an extended payment term. There are restrictions on the sale by Qwest of AGIS's common stock, and AGIS has the right to repurchase the common stock until the contract's second anniversary. Qwest will also receive monthly operations and maintenance fees totaling approximately $251.0 million over the term of the multi-year contract. Prior to delivery of the telecommunications capacity and acceptance by AGIS, AGIS has the right to purchase interim capacity from Qwest. The total cash consideration under the contract will be reduced by 60% of the sums paid by AGIS for purchases of interim capacity. Pursuant to the terms of the contract, AGIS may require Qwest to purchase an additional $10.0 million of its common stock. If Qwest fails to complete at least 75% of AGIS's network by the contract's third anniversary, AGIS may, at its option, either accept the completed portion and pay for it on a pro rata basis or terminate the contract and require Qwest to return all consideration received.

  Note Offering. In January 1998, Qwest issued $450.5 million in principal amount at maturity of its 8.29% Senior Discount Notes (the "New Senior Discount Notes"), generating net proceeds of approximately $299.2 million, after deducting offering costs which are included in intangible and other long-term assets and will be amortized to interest expense over the term of the New Senior Discount Notes. The net proceeds will be used primarily to fund the activation and expansion of the Qwest Network and the growth of its multimedia communications services and informational systems infrastructure. In addition, Qwest may use a portion of the proceeds to increase its presence in international markets, such as Mexico and Europe. The principal amount of the New Senior Discount Notes is due and payable in full on February 1, 2008. The New Senior Discount Notes are redeemable at Qwest's option, in whole or in part, at any time on or after February 1, 2003, at specified redemption prices. In addition, prior to February 1, 2001, Qwest may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the New Senior Discount Notes at specified redemption prices. Cash interest on the New Senior Discount Notes will not accrue until February 1, 2003, and thereafter will accrue at a rate of 8.29% per annum, and will be payable semi-annually in arrears commencing on August 1, 2003 and thereafter on August 1 and February 1 (each an interest payment date) of each year. Qwest has the option of commencing the accrual of cash interest on an interest payment date on or after February 1, 2001 and prior to February 1, 2003, in which case the outstanding principal amount at maturity of the New Senior Discount Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable on each interest payment date thereafter. The indenture for the New Senior Discount Notes contains certain covenants that are substantially identical to Qwest's 9.47% Senior Discount Notes due 2007 (the "Senior Discount Notes") and Qwest 10 7/8% Series B Senior Notes due 2007 (the "Senior Notes") described under "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

  In connection with the sale of the New Senior Discount Notes, Qwest agreed to make an offer to exchange new notes (the "Exchange Offer"), registered under the Securities Act and with terms identical in all material respects to the New Senior Discount Notes or, alternatively, to file a shelf registration statement under the Securities Act with respect to the New Senior Discount Notes. In April 1998, Qwest filed a registration statement with respect to the Exchange Offer. If the Exchange Offer registration statement is not declared effective within specified time periods or, after being declared effective, ceases to be effective during specified time periods (each, a "New Senior Discount Registration Default"), additional cash interest will accrue at a rate per annum equal to 0.50% of the principal amount at maturity of the New Senior Discount Notes during the 90-day period immediately following the occurrence of a New Senior Discount Registration Default and increasing in increments of 0.25% per annum of the principal amount at maturity of the New Senior Discount Notes up to a maximum of 2.0% per annum, at the end of each subsequent 90-day period until the New Senior Discount Registration Default is cured.

OPPORTUNITIES

  Qwest believes that demand from interexchange carriers and other communications entities for advanced, high bandwidth voice, data and video transmission capacity will increase over the next several years due to

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regulatory and technological changes and other industry developments. These anticipated changes and developments include: (i) continued growth in capacity requirements for high speed data transmission, ATM and Frame Relay services, Internet and multimedia services and other new technologies and applications;
(ii) continued growth in demand for existing long distance services; (iii) entry into the market of new communications providers; (iv) requirements of the four principal nationwide carriers (AT&T, MCI, Sprint and WorldCom) to replace or augment portions of their older systems; and (v) reform in regulation of domestic access charges and international settlement rates, which Qwest expects will lower long distance rates and fuel primary demand for long distance services.

  . Accommodation of the Internet and Other New Applications. Qwest believes that additional network transmission capacity and faster response times will be required to accommodate multimedia (voice, data and video) and other potential high bandwidth applications, such as increasing use of the Internet by commercial users, the deployment of corporate intranets and the use of telecommunications infrastructure for providing cable television and other entertainment services. Qwest believes this growth will result in increased demand for high bandwidth dedicated circuits and other network services provided by Qwest (such as Frame Relay and ATM).

  . Base Growth of Existing Telecommunications Providers. Domestic long distance industry revenue has increased in recent years. The revenue increases were achieved against a backdrop of declining unit prices for most telecommunications services, which suggests that the demand for telecommunications bandwidth has increased at an even higher rate. Qwest believes that these growth trends generally will continue and that certain companies that do not own most of their networks have potential needs to invest in network facilities or lease high bandwidth network capacity in order to remain competitive. In addition, Qwest believes that the Qwest Network will allow Qwest to offer an attractive alternative for leased capacity simply to meet current levels of demand for wholesale telecommunications services.

  . Capacity Required by New Communications Entrants. Competition and deregulation are bringing new entrants into the telecommunications market. Qwest anticipates that this trend will accelerate as a result of the Telecommunications Act. The Telecommunications Act allows the RBOCs and GTE to enter the long distance business and enables other entities, including entities affiliated with power utilities and ventures between LECs and cable television companies, to provide an expanded range of telecommunications services. As these entities emerge as long distance competitors, Qwest believes they will need their own facilities and additional high bandwidth capacity to compete effectively with facilities-based providers.

  . Augmentation of Older Systems. The coast-to-coast fiber systems currently operated by the Tier 1 carriers were constructed for the most part prior to 1990, using standard, single mode fiber. Most of these systems were buried directly in the ground without protective conduit. The conversion of these older systems to the use of SONET ring architecture requires increasingly more bandwidth over additional route miles. Accordingly, Qwest believes that the Tier 1 carriers will generally need to replace or augment parts of their networks to add more capacity, route diversity and redundancy to their systems and to lower their overall operating costs. Qwest believes that the older, legacy systems operated by certain of the Tier 1 carriers generally face certain other disadvantages when compared to the Qwest Network, such as: (i) lower transmission speeds; (ii) lower overall capacity; (iii) shorter distances between regeneration/amplifier facilities; (iv) more costly maintenance requirements; (v) greater susceptibility to system interruption from physical damage to the network infrastructure; and (vi) greater difficulty in upgrading to more advanced fiber due to lack of a spare conduit.

  . Access Charge and International Settlement Rate Reform. Qwest anticipates that primary demand for long distance services will be stimulated by reforms of domestic access charges and international settlement rates and recent international trade negotiations. As long distance prices decline, Qwest expects that overall demand for its services by carriers, businesses and consumers will increase.

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

STRATEGY

  Qwest's objective is to become a leading, coast-to-coast facilities-based provider of multimedia communications services to other communications providers, businesses and consumers. To achieve this objective, Qwest intends to:

  . Deploy a Technologically Advanced Network. Qwest believes the technical characteristics of the Qwest Network will enable it to provide highly reliable services to interexchange carriers and other communications entities at low per unit costs as it expands its customer base and increases network traffic volume. For instance, the Qwest Network's advanced fiber optic cable and electronic equipment permit high capacity transmission over longer distances between regeneration/amplifier facilities than older fiber systems. This translates into generally lower installation and operating costs. These costs typically constitute a significant portion of the overall cost of providing telecommunications services.

  . Build on Network Construction Expertise and Existing Network Assets. As of March 31, 1998, Qwest had built over 11,400 route miles of telecommunications conduit systems over the last eight years for itself and major interexchange carriers including AT&T, MCI, Sprint and WorldCom. As of March 31, 1998, Network Construction Services employed approximately 1,000 experienced construction personnel led by a senior construction management team. Qwest utilizes its own fleet of owned and leased railroad equipment. Qwest had in place railroad and other right-of-way agreements covering approximately 97% of the Qwest Network and had installed approximately 68% of the route miles of conduit required for the Qwest Network as of March 31, 1998. In addition, Qwest has fixed-price supply agreements for the provision of all the fiber and transmission electronics necessary to construct and activate the Qwest Network.

  . Establish Low Cost Position. Qwest has entered into major construction contracts for the sale of dark fiber in the Qwest Network that will allow Qwest to achieve a low net capital investment in the Qwest Network and share future operating and maintenance costs. Earnings from these agreements will reduce Qwest's net cost per fiber mile with respect to the fiber that it retains for its own use. Qwest believes that this network cost advantage, coupled with the operating and maintenance cost advantages of owning an entirely new network with advanced fiber and equipment uniformly deployed systemwide, will enable it to establish a low cost position in the long distance industry relative to its competitors.

  . Build on Management Experience. Qwest's management team and board of directors include individuals with significant experience at major telecommunications companies. These executives have extensive management experience in marketing, sales, finance, construction, information technology, network operations and engineering, having served in various capacities within large, rapidly growing organizations. See "MANAGEMENT OF QWEST."

  . Grow Carrier Revenue Base. Qwest is currently expanding Carrier Services to increase its revenue stream and reduce per unit costs, targeting capacity sales on a segment-by-segment basis as the Qwest Network is deployed and activated, and is increasingly seeking long-term, high volume capacity agreements from major carriers. In addition to traditional telecommunications carriers, Qwest is marketing to ISPs and other data service companies.

  . Develop Commercial Services. Qwest plans to build on its Carrier Services experience to expand its presence in the Commercial Services market by developing its distinctive "Ride the Light(TM)" brand identity and aggressively marketing its existing and planned voice, data and other transmission products and services. Qwest plans to build direct end user relationships by developing strong distribution channels, providing competitive pricing and superior network quality and offering enhanced, market-driven services to businesses and consumers.

  . Acquire Complementary Businesses. Qwest continually evaluates opportunities to acquire or invest in complementary, attractively valued businesses, facilities, contract positions and assets to improve its ability to offer new products and services to customers, to compete more effectively and to facilitate

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   further growth of its business. See "QWEST'S MANAGEMENT'S DISCUSSION AND
   ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources." Qwest recently announced the following acquisitions or proposed acquisitions:

     In October 1997, Qwest acquired SuperNet, an ISP, for $20.2 million in cash, including acquisition costs. SuperNet is a regional ISP in the Rocky Mountain region that offers Internet services ranging from metered dial-in access to Internet-based data management and hosting services. SuperNet provides a customer base, existing product lines and technical expertise from which Qwest can build product lines in Commercial Services, including corporate intranet and extranet services and virtual private networks.

     In March 1998, Qwest acquired Phoenix, a non-facilities based seller of long distance services. See "--Recent Developments--Phoenix Transaction."

     In April 1998, Qwest acquired EUnet, a European ISP. See "--Recent Developments--EUnet Transaction."

THE QWEST NETWORK

  As of March 31, 1998, Qwest's network infrastructure included, among other assets: (i) approximately 11,100 route miles of conduit in place, consisting of more than 5,400 route miles of lit fiber including the spans connecting California to New York (this includes the April 10, 1998 activation of the transcontinental network from Los Angeles to San Francisco to New York City), Dallas to Houston and Phoenix to Austin, Texas; approximately 3,300 route miles of dark fiber installed in conduit; and approximately 2,400 route miles of vacant conduit; (ii) right-of-way agreements in place for approximately 4,800 additional route miles of planned construction for the Qwest Network;
(iii) an approximately 3,500 mile digital microwave system (the "Microwave System"); (iv) approximately 15,000 DS-3 miles of fiber transmission capacity leased by Qwest from other carriers, used primarily to extend Qwest's switched services for originating and terminating traffic beyond the boundaries of Qwest's lit fiber network; and (v) five digital switches (two of which are leased).

  The physical components of the Qwest Network are: (i) high density polyethylene conduit, which is hollow tubing 1 1/2 to 2 inches in diameter;
(ii) fiber optic cable, which consists of fiber strands placed inside a plastic sheath and strengthened by metal; (iii) electronic equipment necessary to activate the fiber for transmission; (iv) switches that enable Qwest to provide switched services to carrier and commercial customers; and (v) approximately 125 points of presence, which allow Qwest to concentrate customers' traffic at locations where Qwest does not have switches and carry the traffic to switching centers over the Qwest Network.

  With the completion of the Qwest Network, Qwest will provide telecommunications services nationally to its customers primarily over its own facilities, using leased facilities in those portions of the country not covered by the Qwest Network. Qwest is evaluating the economics of extending its core network versus continuing to lease network capacity. Qwest expects to deploy three new DMS 250 switches from Nortel. The new switches are planned to be installed in Atlanta, Indianapolis, and New York City. The additional switches will expand Qwest's on-net switch network to include key business centers in the Northeast, Southeast and Midwest regions of the United States. Also, Qwest continues to evaluate opportunities to acquire or invest in complementary, attractively valued businesses, facilities, contract positions and assets to improve its ability to offer new products and services to customers, to compete more effectively and to facilitate further growth of its business.

  Advanced Technology. Qwest is installing technologically advanced fiber optic cable and electronic equipment in a uniform configuration throughout the Qwest Network, using an advanced network management system. The Qwest Network's technologies include Lucent's non-zero dispersion shifted fiber and Nortel's dense wave division multiplexing, forward error correction technology and SONET ring technology that enable OC-192 transmission capacity and high integrity levels.

  The Qwest Network is designed for superior security and reliability, based on (i) bi-directional SONET ring architecture, a self-healing system that allows for nearly instantaneous rerouting and virtually eliminates

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downtime in the event of a fiber cut; (ii) fiber cable installed in high density polyethylene conduit generally buried 42-56 inches below the ground; and (iii) extensive use of railroad rights-of-way, which typically offer greater protection of the fiber system than other systems built over more public rights-of-way such as highways, telephone poles or overhead power transmission lines.

  The Qwest Network is designed for expandability and flexibility and will contain two conduits along substantially all of its route. The first conduit will contain a cable generally housing at least 96 fibers, and the second conduit will serve as a spare. The spare conduit will allow for future technology upgrades and expansion of capacity at costs significantly below the cost of new construction. After existing and anticipated dark fiber sales, Qwest generally plans to retain a minimum of 48 fibers for its own use in the Qwest Network. With the combined use of non-zero dispersion shifted fiber, dense wave division multiplexing and high bit rate transmission electronics, each of the fibers retained by Qwest can achieve substantially greater capacity per fiber than standard, single mode fiber now in use.

  Qwest monitors its current network, and will monitor the Qwest Network, 24 hours a day, seven days a week from its Network Management Center in Denver, Colorado. This facility provides centralized network surveillance, troubleshooting and customer service, using technology that enables Qwest to reduce service costs and customer downtime. The system currently allows Qwest's technicians to detect a component malfunction in the Qwest Network, quickly reroute the customer to an available alternate path and effect an expedited repair. Upon completion of the Qwest Network with its SONET ring architecture, the rerouting function will be fully automated. In addition, Qwest is deploying new management tools, including Nortel's Integrated Network Management Solutions, that will give Qwest's Carrier Services customers the ability to monitor and reconfigure their leased capacity on an essentially real time basis from their own network management centers and the ability to rapidly increase or reduce bandwidth to better match their needs. The available software features equipment inventory management, bandwidth inventory management, configuration management, fault isolation management, "point-and-click" provisioning on partitioned network and alarm monitoring. As of March 31, 1998, Qwest maintained a staff of approximately 390 technicians and other related personnel across the system to provide maintenance and technical support services. Qwest has also implemented a "Call Before U Dig" ("CBUD") program, backed up by its 24-hour Network Management Center to reduce the risk of damage to the conduit or fiber system. Additionally, above ground markers are placed at frequent intervals along the route of the Qwest Network.

  Railroad Rights-of-Way. Qwest has agreements in place with major railroads that provide it with rights-of-way throughout the United States. Qwest believes that use of railroad rights-of-way, along with the protective conduit, give Qwest inherent advantages over other systems built over more public rights-of-way, such as highways, telephone poles or overhead power transmission lines. These advantages include higher security for the Qwest Network and greater protection of the fiber system.

  Railroad rights-of-way also provide the Qwest Network generally with a direct, continuous route between cities. This eliminates the potential need, and the associated time and costs, to piece together rights-of-way using a combination of agreements with private owners and state or municipal agencies. In addition, railroad rights-of-way typically extend into downtown areas of cities that are strategically important to Qwest. Qwest's right-of-way agreements provide for continuing or lump-sum cash payments, exchanges of rights-of-way for network capacity or a combination of both. Between 70% and 80% of the Qwest Network will be installed on railroad rights-of-way.

  Qwest has other right-of-way agreements in place, where necessary or economically preferable, with highway commissions, utilities, political subdivisions and others. As of March 31, 1998, Qwest had in place agreements for approximately 97% of the rights-of-way needed to complete the Qwest Network. As of March 31, 1998, the remaining rights-of-way needed for completion of the Qwest Network consisted of approximately 360 route miles located primarily in the Midwest and Mid-Atlantic regions. Qwest has identified alternative rights-of-way for these route miles and is currently in negotiations with respect to all of them.


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


  Network Installation. As of March 31, 1998, Qwest employed approximately 1,000 experienced construction personnel and uses its own fleet of equipment, as well as leased equipment. Qwest supplements these resources with independent contractors.

  Dark Fiber Sales. Qwest has entered into agreements with Frontier, WorldCom and GTE and others whereby each is purchasing dark fiber along the Qwest Network. The proceeds from these contracts for the sale of dark fiber will provide cash for a significant portion of the total estimated costs to construct the Qwest Network and provide the dark fiber sold to Frontier, WorldCom and GTE and others. This is expected to provide Qwest with a strategic network cost advantage on the fibers that Qwest retains for the Qwest Network. Each agreement requires the purchaser to pay an aggregate price consisting of an initial payment followed by installments during the construction period based on Qwest's achievement of certain milestones (e.g., commencement of construction, conduit installation and fiber installation), with final payment for each segment made at the time of acceptance. Each agreement provides for the sharing of certain maintenance costs. The Frontier and GTE agreements also provide for sharing of certain operating costs. The agreements establish anticipated delivery dates for construction and delivery of segments along the route of the Qwest Network. Delivery may be extended under each agreement for force majeure events. The Frontier and GTE agreements provide for penalties in the event of delay of segments and, in certain circumstances, allow Frontier and GTE to delete non-delivered segments from the contracts.

  Qwest believes that significant opportunities exist to sell additional dark fiber throughout the Qwest Network and management has identified and is in various stages of negotiations with potential customers. However, Qwest does not expect to enter into additional agreements of the size and scope of the Frontier and GTE contracts. These potential customers include other interexchange carriers, cable, entertainment and data transmission companies, RBOCs, ISPs, LECs and CLECs. Qwest believes that these potential customers will view Qwest as an attractive source for certain of their long distance transmission needs. In order to meet the needs of this diverse group of customers, Qwest expects to offer a wide variety of pricing and system options to meet specific needs of each customer. For example, customers may purchase or lease dark fiber or purchase capacity on a short- or long-term basis.

  The Frontier and GTE agreements each provide for the purchase of 24 fibers along major portions of the Qwest Network, while the WorldCom agreement generally provides for the purchase of 24 or, in certain segments, 36 fibers. Several smaller construction contracts for sales of dark fiber provide for the sale of smaller numbers of fibers over a more limited number of segments. In segments where Qwest agrees to sell dark fiber to others, it generally will install enough fibers so that it can retain 48 fibers for its own use along substantially all of the route of the Qwest Network.

SIGNIFICANT CUSTOMERS

  Qwest's top ten customers accounted for approximately 74.6%, 83.6% and 69.3% of its consolidated gross revenue during the first three months of 1998 and in 1997 and 1996, respectively. Frontier, WorldCom and GTE accounted for 26.9%, 6.0% and 27.4%, respectively, of such revenue in the first three months of 1998, 31.2%, 6.1% and 36.6%, respectively, of such revenue in 1997 and 26.3%, 27.8% and 0.0%, respectively, of such revenue in 1996, attributable primarily to construction contracts for the sale of dark fiber to these customers that extend through 1998 or into 1999 pursuant to the applicable contract.

CARRIER SERVICES

  General. Qwest has been positioned historically in the long distance business as a "carrier's carrier," providing dedicated line and switched services to other carriers over Qwest's owned or leased fiber optic network facilities. Management believes that Qwest has earned a reputation of providing quality services at competitive prices to meet specific customer needs. Total revenue from Carrier Services was approximately $55.6 million, $57.6 million and $67.8 million for the years 1997, 1996 and 1995, respectively, and approximately $19.2 million and $11.2 million for the three months ended March 31, 1998 and 1997, respectively. These revenue amounts have not been adjusted for the sale of Qwest's resale dedicated line services on leased capacity which occurred in July 1996.


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

  Products. Products offered by Carrier Services fall into three primary categories: (i) high volume capacity services; (ii) conventional dedicated line services; and (iii) switched services.

  . High Volume Capacity Services. Qwest provides high volume transmission at or above the OC-3 level (or its equivalent) through service agreements for terms of one year or longer. As the Qwest Network is deployed, Qwest also is targeting potential large users in the inter-LATA market that may seek to augment their own networks or provide diverse routing alternatives in strategic areas of their systems.

  . Conventional Dedicated Line Services. Qwest provides dedicated line services on owned capacity to a wide range of customers at capacities below the OC-3 level generally for terms of one year or less. Qwest expects the Qwest Network will enable Qwest to offer these services over a significantly expanded geographic area.

  . Switched Services. Qwest provides switched terminating services over its switched service network to large and small long distance carriers. The carrier switched terminating service business is specifically used to increase volume on Qwest's switched service network to allow for more efficient "trunking" of calls. While the carrier switched services generate revenue at lower margins than the dedicated line services, such services facilitate cost effective management of the Qwest Network.

  Qwest also plans to provide high speed ATM and Frame Relay data services to carriers and Internet Service Providers ("ISPs") by installing ATM and Frame Relay switching equipment. Qwest expects such services to become available in 1998.

  Customers. Carrier Services' customer base in the inter-LATA carrier market consists of the following:

  . Tier 1 and Tier 2 Carriers. Qwest offers high volume transmission capacity, conventional dedicated line services and dedicated switched services to the Tier 1 and Tier 2 carriers on a national or regional basis. As RBOCs enter the long distance market, Qwest believes they will be potential customers to lease high volume capacity from Qwest on a national basis.

  . Tier 3 Carriers. Qwest currently offers switchless resale services to Tier 3 carriers on a limited basis. Qwest anticipates that this business will expand as coverage of Qwest's switched network grows.

  . Internet Service Providers. Qwest currently offers high volume capacity to ISPs on a limited basis.

  . Operator Services Companies and Other Niche Companies. These companies concentrate on providing operator services and other communications services to the long distance industry, private payphone operators, prisons and credit card companies. These carriers also manage their own networks and switching equipment while leasing virtually all of their transmission facilities. Qwest provides transmission services to these carriers.

  Service Agreements. Qwest provides high volume transmission capacity services through service agreements for terms of one year or longer. Dedicated line services are generally offered under service agreements for an initial term of one year. High volume capacity service agreements and dedicated line service agreements generally provide for "take or pay" monthly payments at fixed rates based on the capacity and length of circuit used. Customers are typically billed on a monthly basis and also may incur an installation charge or certain ancillary charges for equipment. After contract expiration, the contracts may be renewed or the services may be provided on a month-to-month basis. Switched services agreements are generally offered on a month-to-month basis and the service is billed on a minutes-of-use basis. Revenue from carrier customers that is billed on a minutes-of-use basis has the potential to fluctuate significantly based on changes in usage that are highly dependent on differences between the prices charged by Qwest and its competitors. Qwest, however, has not experienced significant fluctuations to date.

  In April 1998, Qwest signed an agreement with the U.S. government valued at up to $430.0 million over a ten year period whereby Qwest will provide the government with the fiber, hardware, engineering, communications services and network management that will compose a custom virtual private network

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("VPN"). Leveraging the Qwest Network and Qwest's Terabit Points of Presence
network design, this custom VPN will provide the customer with the privacy, service features and price performance designed to meet its application requirements.

  In April 1998, Qwest announced it will provide its native IP network for CalREN2, a high-performance, next generation Internet project initiated by the Corporation for Education Network Initiatives in California (a not-for-profit corporation formed by the University of California, Stanford University, the California Institute of Technology, the University of Southern California and California State University). The CalREN2 network will enable new research and educational applications that currently do not work effectively over the existing Internet, such as interactive simulation and collaborative environments allowing students at different campuses to participate in 3D virtual experiments, remote transmission of high-precision medical images for clinical diagnosis and high-speed access to digital library resources.

  Also in April 1998, Qwest announced that, together with the University Corporation for Advanced Internet Development ("UCAID"), it will provide the Internet2 IP backbone network, Project Abilene (a collaboration of Qwest, Cisco Systems and Nortel, led by UCAID), to create the farthest reaching, highest capacity research and education network in the world, available to Internet2 member universities. Project Abilene's initial operation is expected to begin before the end of 1998, with full deployment completed by the end of 1999, and will work with existing advanced research and education networking efforts, such as the U.S. government's Next Generation Internet initiative. Internet2 is a collaboration of over 120 U.S. research universities, industry leaders and U.S. government agencies, to develop a new family of advanced applications to meet emerging academic requirements in research, teaching and learning.

COMMERCIAL SERVICES

  General. Qwest began offering Commercial Services in 1993. Commercial Services focuses primarily on the sale of inter-LATA long distance services to the retail market, principally to small- and medium-sized businesses and to consumers. Qwest currently provides facilities-based services along the majority of its lit routes, and is a switch based reseller elsewhere. Total revenue from Commercial Services was approximately $59.6 million, $34.3 million and $20.4 million in 1997, 1996 and 1995, respectively, and approximately $23.4 million and $9.4 million for the three months ended March 31, 1998 and 1997, respectively. Qwest plans to transfer carrier and commercial switched traffic from leased facilities onto the Qwest Network as it is activated. As traffic volume increases and Qwest carries a greater percentage of traffic on the Qwest Network, Qwest believes it will realize economies of scale and thereby lower its cost of sales as a percentage of revenue. See "RISK FACTORS--Managing Rapid Growth."

  Products. Qwest markets the following products:

  . One Plus. This basic service offers customers the ability to make outbound long distance calls from any local telephone line by simply dialing a 1, plus the area code and phone number. Customers select Qwest as their primary long distance provider by placing an order with it. This service may be used for both domestic and international calling.

  . 10056. This service allows the customer to access the Qwest Network by dialing 10056 plus 1, plus the area code and phone number, with no need to change their primary long distance provider. These customers are solicited through direct mailing.

  . Dedicated Access Service. These lines are designed for larger users with enough traffic volume to warrant the use of a dedicated access line to originate calls. Instead of a switched access line that is shared by many users, this service uses a high capacity line that is used exclusively to connect between the end user and the long distance carrier's switch. This results in lower originating access cost and reduced rates to the user.

  . Toll Free 800/888. This inbound service, where the receiving party pays for the call, is accessed by dialing an 800/888 area code. This is used in a wide variety of applications, many of which generate

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   revenue for the user (such as reservation centers or customer service centers). Qwest plans to introduce additional enhanced features such as call routing by origination point, time of day routing and other premium features in 1998.

  . Calling Card. These traditional, basic telephone calling cards allow the user to place calls from anywhere in the United States or Canada. Qwest offers additional higher margin features such as conference calling, international origination, information service access (such as weather or stock quotes), speed dialing and voice messaging.

  . Prepaid Card. Prepaid cards allow a customer to purchase and pay in advance for a card with a fixed amount of calling time. The card is then used as a standard calling card. Prepaid cards may be purchased with enhanced features similar to those of calling cards and also may be renewed by purchasing additional time.

  . Media Express(TM). This is an exclusive switched digital broadband service that provides variable bandwidth for video communications and other data applications on demand and allows users to control all the required components of a video conference from a personal computer.

  . Voice Over IP. In February 1998, Qwest began commercial service for its voice over Internet protocol ("IP") telephony service, Q.talkSM, with customers using the service through a controlled introduction in nine cities. Qwest expects to expand its service offering to approximately 25 cities by mid-1998, and continue the expansion of the service in conjunction with the planned Qwest Network buildout. Qwest offers to customers uncompressed voice over IP service at 7.5 cents per minute, 24 hours a day, seven days a week.

  Other services offered by Commercial Services include audio conferencing, operator services, directory assistance, special rate structures, custom services, special contract pricing and special local access arrangements in selected markets. In addition, Qwest intends to develop and offer additional value-added services to its customers, particularly business customers, to differentiate Qwest from its competitors and enhance Commercial Services profit margins. Qwest also is evaluating and intends to introduce in the future a variety of services specifically designed to capture a share of the growing data networking market.

  In September 1997, Qwest entered into an arrangement with Cisco Systems Inc. under which they will jointly define and test new broadband business multimedia services.

  In April 1998, Qwest began expanding its high-speed data networking service offerings. Through agreements with various technology partners. Qwest will offer Remote Access VPN or native IP and advanced Frame Relay/ATM services along the Qwest Network.

  Customers. Commercial Services currently targets small and medium to large businesses. The strategy of Commercial Services is to develop a customer base in geographic proximity to the Qwest Network.

NETWORK CONSTRUCTION SERVICES

  General. Qwest's Network Construction Services operations commenced in 1988 with the construction of conduit systems for major interexchange carriers. Total revenue from Network Construction Services was approximately $581.4 million, $139.2 million and $36.9 million in 1997, 1996 and 1995, respectively, and approximately $134.5 million and $52.1 million for the three months ended March 31, 1998 and 1997, respectively.

  Products. The principal product of Network Construction Services historically has been turn-key conduit systems built for other carriers. In most cases, while fulfilling customer contracts, Qwest installed additional conduit that it retained for its own use. Qwest is using its Network Construction Services resources to implement its strategic plan to complete the Qwest Network, in addition to providing Network Construction Services to third party customers along Qwest Network routes.

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  In 1996, Qwest began selling dark fiber to telecommunications entities to help fund development of the Qwest Network. In 1996, Qwest's Network Construction Services revenue was derived largely from two principal dark fiber sales contracts with Frontier and WorldCom. These two contracts, along with the contracts with GTE, generated the majority of Network Construction Services revenue in 1997, and it is expected that these contracts will also generate the majority of such revenue in 1998. In addition, Qwest expects to generate additional revenue through the sale of dark fiber along various segments of the Qwest Network to other carriers.

  Customers. Network Construction Services customers historically have been primarily interexchange carriers, as well as major LECs and other telecommunications companies. In the first three months of 1998, GTE was the largest single Network Construction Services customer, accounting for approximately 27.4% of Qwest's consolidated gross revenue, with Frontier accounting for approximately 26.9%. For the year ended December 31, 1997, GTE was the largest single Network Construction Services customer, accounting for approximately 36.6% of Qwest's consolidated gross revenue, with Frontier accounting for approximately 31.2%. For the year ended December 31, 1996, WorldCom was Qwest's largest single customer, accounting for approximately 27.8% of Qwest's consolidated gross revenue, and Frontier accounted for approximately 26.3% of Qwest's consolidated gross revenue. No other customers accounted for more than 10% of consolidated gross revenue in 1997 and 1996. For the year ended December 31, 1995, MCI was Qwest's largest single customer, accounting for approximately 35.4% of consolidated gross revenue. No other customer accounted for more than 10% of consolidated gross revenue in 1995.

SALES AND MARKETING

  Qwest sells network dedicated and switched services to carriers through its carrier sales organization. This organization consists of senior level management personnel and experienced sales representatives with extensive knowledge of the industry and key contacts within the industry at various levels in the carrier organizations.

  In Commercial Services, Qwest currently solicits targeted businesses through telemarketing personnel, independent contractors and a direct sales channel. Qwest plans to expand its presence in the Commercial Services market by developing its distinctive "Ride the Light(TM)" brand identity and aggressively marketing its existing and planned voice, data and other transmission products and services. Qwest plans to build direct end user relationships by developing strong distribution channels, providing competitive pricing and superior network quality and offering enhanced, market-driven services to businesses and consumers.

  In September 1997, Qwest entered into a marketing agreement with Innova, Inc. ("Innova") under which Innova will be an authorized sales representative of Qwest marketing Qwest's long distance products through affinity groups. Innova is a marketing company that wholesales and retails telecommunication products on a national basis with an emphasis on developing bundled product packages.

  Also in September 1997, Qwest entered into a marketing agreement with en-able, a joint venture of KN Energy, Inc. ("KN") and PacifiCorp. Jordan Haines, a Director of Qwest, is also a Director of KN. Qwest's One Plus and Calling Card services (with competitive international pricing for both) will be offered to utilities across the nation along with other services provided by en-able under its Simple ChoiceSM brand name.

  In February 1998, Qwest introduced its QwestLinked(TM) partner marketing program. Carriers, corporations and technology partners who choose the Qwest Network for their data, multimedia and voice connections are eligible to become QwestLinked and share the brand trademark.

COMPETITION

  The telecommunications industry is highly competitive. Many of Qwest's existing and potential competitors in the Carrier Services, Commercial Services and Network Construction Services markets have financial, personnel, marketing and other resources significantly greater than those of Qwest, as well as other competitive

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advantages. Increased consolidation and strategic alliances in the industry resulting from the Telecommunications Act could give rise to significant new competitors to Qwest.

  In the Carrier Services market, Qwest's primary competitors are other carrier service providers. Within the Carrier Services market, Qwest competes with large and small facilities-based interexchange carriers. For high volume capacity services, Qwest competes primarily with other coast-to-coast and regional fiber optic network providers. There are currently four principal facilities-based long distance fiber optic networks (AT&T, MCI, Sprint and WorldCom, although a proposed WorldCom/MCI merger is pending). Qwest is aware that others are planning additional networks that, if constructed, could employ advanced technology similar to the Qwest Network. Upon completion of the Qwest Network, Frontier and GTE will each have a fiber network similar in geographic scope and potential operating capability to that of Qwest. Another competitor is constructing, and has already obtained a significant portion of the financing for, a fiber optic network. The scope and capacity of that competitor's network, as publicly announced, is less than that of Qwest, and does not contain all of the advanced technologies designed for the Qwest Network, but is expected to compete directly with the Qwest Network for many of the same customers along a significant portion of the same routes. A carrier's carrier announced in January 1998 that it plans to sell wholesale capacity on its fiber optic network and that it has entered into an agreement with one of the RBOCs to be the primary user of its network. Qwest believes that this network, although potentially competitive, is different in operating capability from the Qwest Network. Another potential competitor, a new telecommunications company, has announced its intention to create a telecommunications network based on Internet technology.

  Qwest's competitors in Carrier Services include many large and small interexchange carriers. Qwest's Carrier Services business competes primarily on the basis of pricing, transmission quality, network reliability and customer service and support. The ability of Qwest to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors.

  Commercial Services has been and expects to continue to be a provider of high quality, low cost service primarily to small- and medium-sized business customers and consumers. Qwest intends to move into the market for higher volume business customers as the Qwest Network is completed and new products are introduced. In recent years the small- and medium-sized business market has experienced increased competition. The industry wide changes in technology and the effects of deregulation resulting from the Telecommunications Act are likely to further increase competition. Many of Qwest's competitors and potential competitors have financial, personnel and other resources substantially greater than those of Qwest. In the Commercial Services market, Qwest's primary competitors include AT&T, MCI, Sprint and WorldCom, all of whom have extensive experience in the long distance market. On November 10, 1997, MCI and WorldCom announced a proposed merger, and on March 11, 1998, the stockholders of both companies approved the merger. The impact on Qwest of such a merger or other consolidation in the industry is uncertain. In addition, the Telecommunications Act will allow the RBOCs and others to enter the long distance market. See "RISK FACTORS--Competition" and "INDUSTRY OVERVIEW--Telecommunications Markets."

  In the future, Qwest may be subject to additional competition due to the development of new technologies and increased supply of domestic and international transmission capacity. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by Qwest. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those provided by Qwest.

  High initial network cost and low marginal costs of carrying long distance traffic have led to a trend among nonfacilities-based carriers to consolidate in order to achieve economies of scale. Such consolidation could result in larger, better capitalized competitors. However, Qwest believes that such competitors would also be stronger prospects as potential Carrier Services customers.

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REGULATORY MATTERS

  General Regulatory Environment. Qwest's operations are subject to extensive federal and state regulation. Carrier Services and Commercial Services (but not Network Construction Services) are subject to the provisions of the Communications Act of 1934, as amended, including the Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states, including regulation by PUCs and other state agencies. Federal laws and FCC regulations apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while state regulatory authorities have jurisdiction over telecommunications both originating and terminating within the state. The regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation that may be applicable to Qwest. All of Qwest's operations are also subject to a variety of environmental, safety, health and other governmental regulations. There can be no assurance that future regulatory, judicial or legislative activities will not have a material adverse effect on Qwest, or that domestic or international regulators or third parties will not raise material issues with regard to Qwest's compliance or noncompliance with applicable regulations.

  The Telecommunications Act may have potentially significant effects on the operations of Qwest. The Telecommunications Act, among other things, allows the RBOCs and GTE to enter the long distance business, and enables other entities, including entities affiliated with power utilities and ventures between LECs and cable television companies, to provide an expanded range of telecommunications services. Entry of such companies into the long distance business would result in substantial competition to Qwest's Commercial Services and Carrier Services customers, and may have a material adverse effect on Qwest and such customers. However, Qwest believes that the RBOCs' and other companies' participation in the market will provide opportunities for Qwest to sell fiber or lease long distance high volume capacity.

  Under the Telecommunications Act, the RBOCs may immediately provide long distance service outside those states in which they provide local exchange service ("out-of-region" service), and long distance service within the regions in which they provide local exchange service ("in-region" service) upon meeting certain conditions. GTE may enter the long distance market without regard to limitations by region. The Telecommunications Act does, however, impose certain restrictions on, among others, the RBOCs and GTE in connection with their provision of long distance services. Out-of-region services by RBOCs are subject to receipt of any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service. In-region services by RBOCs are subject to specific FCC approval and satisfaction of other conditions, including a checklist of pro-competitive requirements. On December 31, 1997, the U.S. District Court, Northern District of Texas (Wichita Falls) (the "District Court"), in SBC Communications, Inc. v. FCC and U.S. (the "SBC Communications Case"), overturned as unconstitutional the provisions of the Telecommunications Act which prohibited RBOCs from providing inter-LATA long distance services within their own region without demonstrating that the local exchange market was opened to local competition. The decision, however, affects only SBC, U.S. West and Bell Atlantic. Bell South has filed a recent suit making similar claims. Ameritech has not yet filed such a suit. Following the filing of respective petitions for stay by AT&T, MCI, the FCC and other intervenors in the SBC Communications Case, the District Court on February 11, 1998, stayed its decision, pending appellate review. In an order entered on January 22, 1998, the Eighth Circuit Court of Appeals ruled that the FCC may not require the RBOCs to comply with other checklist items, including the FCC's standard for pricing of access and interconnection, as a condition of providing in-region service. Under the Telecommunications Act, the RBOCs may provide in-region long distance services only through separate subsidiaries with separate books and records, financing, management and employees, and all affiliate transactions must be conducted on an arm's length and nondiscriminatory basis. The RBOCs are also prohibited from jointly marketing local and long distance services, equipment and certain information services unless competitors are permitted to offer similar packages of local and long distance services in their market. Further, the RBOCs must obtain in-region long distance authority before jointly marketing local and long distance services in a particular state. Additionally, AT&T and other major carriers serving more than 5% of presubscribed long distance access lines in the United States are also

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


restricted from packaging other long distance services and local services provided over RBOC facilities. GTE is subject to the provisions of the Telecommunications Act that impose interconnection and other requirements on LECs, and must obtain regulatory approvals otherwise applicable to the provision of long distance services in connection with its providing long distance services.

  Federal Regulation. The FCC has classified QCC, Qwest's principal operating subsidiary, as a non-dominant carrier. Generally, the FCC has chosen not to exercise its statutory power to closely regulate the charges, practices or classifications of non-dominant carriers. However, the FCC has the power to impose more stringent regulation requirements on Qwest and to change its regulatory classification. In the current regulatory atmosphere, Qwest believes that the FCC is unlikely to do so with respect to Qwest's domestic service offerings.

  The FCC regulates many of the charges, practices and classifications of dominant carriers to a greater degree than non-dominant carriers. Among domestic carriers, large LECs and the RBOCs are currently considered dominant carriers for the provision of interstate access services, while all other interstate service providers are considered non-dominant carriers. On April 18, 1997, the FCC ordered that the RBOCs and independent LECs offering domestic interstate inter-LATA services, in-region or out-of-region, be regulated as non-dominant carriers. However, such services offered in-region must be offered in compliance with the structural separation requirements mentioned above. AT&T was classified as a dominant carrier, but AT&T successfully petitioned the FCC for non-dominant status in the domestic interstate interexchange market in October 1995 and in the international market in May 1996. Therefore, certain pricing restrictions that once applied to AT&T have been eliminated. A number of parties sought the FCC's reconsideration of AT&T's status, but the FCC denied these petitions on October 9, 1997.

  As a non-dominant carrier, QCC may install and operate facilities for the transmission of domestic interstate communications without prior FCC authorization, so long as QCC obtains all necessary authorizations from the FCC for use of any radio frequencies. Non-dominant carriers are required to obtain prior FCC authorization to provide international telecommunications, and Qwest has obtained international authority that permits it to operate as a facilities-based carrier to all permissible international points and to operate as a resale carrier (including the resale of private lines for the provision of switched services) to all permissible points. The FCC also imposes prior approval requirements on certain transfers of control and assignments of operating authorizations. Non-dominant carriers are required to file periodic reports with the FCC concerning their interstate circuits and deployment of network facilities. International carriers are also required to file periodic reports regarding traffic and revenue and regarding circuit status and additions. Qwest is required to offer its interstate services on a nondiscriminatory basis, at just and reasonable rates, and remains subject to FCC complaint procedures. While the FCC generally has chosen not to exercise direct oversight over cost justification or levels of charges for services of non-dominant carriers, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. Qwest or any of its operating subsidiaries could be subject to legal actions seeking damages, assessment of monetary forfeitures and/or injunctive relief filed by any party claiming to have been injured by Qwest's practices. Qwest cannot predict either the likelihood of the filing of any such complaints or the results if filed.

  Under existing regulations, non-dominant carriers are required to file with the FCC tariffs listing the rates, terms and conditions of both interstate and international services provided by the carrier. Pursuant to such regulations, Qwest has filed with the FCC tariffs for its interstate and international services. On October 29, 1996, the FCC adopted an order in which it eliminated, as of September 1997, the requirement that non-dominant interstate carriers such as Qwest maintain tariffs on file with the FCC for domestic interstate services and in fact prohibited the filing of such tariffs, although tariffs for international service must still be filed. Such carriers were given the option to cease filing tariffs during a nine-month transition period that concluded on September 22, 1997. The FCC's order was issued pursuant to authority granted to the FCC in the Telecommunications Act to "forbear" from regulating any telecommunications service provider if the FCC determines that the public interest will be served. However, on February 19, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the FCC's order pending further expedited judicial review or FCC reconsideration or both. In August 1997, the FCC issued an order on reconsideration in which it affirmed its decision to impose

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complete or mandatory detariffing, although it decided to allow optional or permissive tariffing in certain limited circumstances (including for interstate, domestic, interexchange dial-around services, which end users access by dialing a carrier's 10XXX access code). Petitions for further reconsideration of this order are pending, and this order also remains subject to the Court of Appeals' stay pending further judicial review and the pending appeals of the order on reconsideration. Qwest cannot predict the ultimate outcome of these or other proceedings on its service offerings or operations.

  On May 8, 1997, the FCC released an order intended to reform its system of interstate access charges to make that regime compatible with the pro-competitive deregulatory framework of the Telecommunications Act. Access service is the use of local exchange facilities for the origination and termination of interexchange communications. The FCC's historic access charge rules were formulated largely in anticipation of the 1984 divestiture of AT&T and the emergence of long distance competition, and were designated to replace piecemeal arrangements for compensating LECs for use of their networks for access, to ensure that all long distance companies would be able to originate and terminate long distance traffic at just, reasonable, and non-discriminatory rates, and to ensure that access charge revenues would be sufficient to provide certain levels of subsidy to local exchange service. While there has been pressure on the FCC historically to revisit its access pricing rules, the Telecommunications Act has made access reform timely. The FCC's access reform order adopts various changes to its rules and policies governing interstate access service pricing designed to move access charges, over time, to more economically efficient levels and rate structures. Among other things, the FCC modified rate structures for certain non-traffic sensitive access rate elements, moving some costs from a per-minute-of-use basis to flat-rate recovery, including one new flat rate element; changed its structure for interstate transport services; and affirmed that ISPs may not be assessed interstate access charges. In response to claims that existing access charge levels are excessive, the FCC stated that it would rely on market forces first to drive prices for interstate access to levels that would be achieved through competition but that a "prescriptive" approach, specifying the nature and timing of changes to existing access rate levels, might be adopted in the absence of competition. The FCC intends to address these and other related matters in subsequent proceedings. Several parties have filed petitions for reconsideration or judicial appeals or both of this order, many of which are still pending. Though Qwest believes that access reform through lowering and/or eliminating excessive access service charges will have a positive effect on its service offerings and operations, it cannot predict how or when such benefits may present themselves, or the outcome of the pending judicial appeals or petitions for FCC reconsideration.

  The FCC also released a companion order on universal service reform on May 8, 1997. The universal availability of basic telecommunications service at affordable prices has been a fundamental element of U.S. telecommunications policy since enactment of the Communications Act of 1934. The current system of universal service is based on the indirect subsidization of LEC pricing, funded as part of a system of direct charges on some LEC customers, including interexchange carriers such as QCC, and above-cost charges for certain LEC services such as local business rates and access charges. In accordance with the Telecommunications Act, the FCC adopted plans to implement the recommendations of a Federal-State Joint Board to preserve universal service, including a definition of services to be supported, and defining carriers eligible for contributing to and receiving from universal service subsidies. The FCC ruled, among other things, that: contributions to universal service funding be based on all interexchange carriers' gross retail revenues from both interstate and international telecommunications services; only common carriers providing a full complement of defined local services be eligible for support; and up to $2.25 billion in new annual subsidies for discounted telecommunications services used by schools, libraries, and rural health care providers be funded by an assessment on total interstate and intrastate revenues of all interexchange carriers. The FCC stated that it intends to study the mechanism for continued support of universal service in high cost areas in a subsequent proceeding. Several parties have filed petitions for reconsideration or judicial appeals or both of this order, many of which are still pending. Further to its study of the mechanism for support of universal service, the FCC on April 10, 1998 released a report to Congress suggesting that the FCC might, in a later proceeding, classify some kinds of "phone-to phone" voice services using the Internet protocol as telecommunications. Such an outcome would extend new regulatory obligations and associated costs, including the obligation to support universal service, to providers of those

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services, such as Qwest. Qwest is unable to predict the outcome of the further
FCC proceedings or of the pending judicial appeals or petitions for FCC reconsideration on its operations. Qwest is required to contribute in 1998 a percentage of its gross retail revenue to the universal services fund and includes charges for these contributions in its 1998 billings.

  On April 11, 1997, the FCC released an order requiring that all carriers transition from three-digit to four-digit Carrier Identification Codes ("CICs") by January 1, 1998. CICs are the suffix of a carrier's Carrier Access Code ("CAC"), and the transition will expand CACs from five (10XXX) to seven digits (101XXXX). These codes permit customers to reach their carrier of choice from any telephone. Parties filed petitions for reconsideration of this design, arguing in part that this short transition (following the FCC's proposal for a six-year transition) does not permit carriers sufficient time to make necessary hardware and software upgrades or to educate their customers regarding the need to dial additional digits to reach their carrier of choice. In response to these petitions, the FCC on October 22, 1997 issued an order on reconsideration that modified the transition to create a "two-step" process. LECs must have completed switch changes to recognize the new codes by January 1, 1998, but interexchange carriers have until June 30, 1998 to prepare for and educate their consumers about the change to new codes. Petitions for reconsideration and judicial appeals of the FCC's orders are pending. Qwest cannot predict the outcome of these proceedings or whether this transition period will permit adequate customer notification.

  Qwest's Microwave System subsidiary is subject to applicable FCC regulations for the use of radio frequencies. The FCC issues domestic microwave radio licenses for limited periods not to exceed 10 years. Qwest must seek renewal of such licenses prior to their expiration. Qwest knows of no facts that would result in the denial of any such renewals, although there can be no assurance in that regard. Although the FCC has never denied a microwave license application made by Qwest, there can be no assurance that Qwest will receive all authorizations or licenses necessary to implement its business plan or that delays in the licensing process will not adversely affect Qwest's business.

  The Communications Act of 1934 limits the ownership by non-U.S. citizens, foreign corporations and foreign governments of an entity directly or indirectly holding a common carrier radio license. These ownership restrictions apply to Qwest's Microwave System but currently do not apply to non-radio facilities, such as fiber optic cable. The FCC adopted rules relating to requests to exceed the statutory limit on indirect foreign ownership of common carrier radio licenses, and the participation of foreign carriers or U.S. entities with foreign carrier affiliates (generally an ownership interest greater than 25% or a controlling interest) in an entity holding U.S. international authority. Under those rules, the FCC has scrutinized either form of foreign participation to determine whether the relevant foreign market offers "effective competitive opportunities" ("ECO"). The FCC may impose restrictions (including prohibition of the proposed participation or investment) on applicants not meeting the ECO test. These rules have also required international carriers to notify the FCC 60 days in advance of an acquisition of a 10% or greater interest by a foreign carrier in that U.S. carrier. The FCC has discretion to determine that unique factors require application of the ECO test or a change in regulatory status of the U.S. carrier even though the foreign carrier's interest is less than 25%. These rules also reduce international tariff notice requirements for dominant, foreign-affiliated carriers from 45 days' notice to 14 days' notice. Such reduced tariff notice requirements may make it easier for dominant, foreign-affiliated carriers to compete with Qwest. The Telecommunications Act partially amends existing restrictions on foreign ownership of radio licenses by allowing corporations with non-U.S. citizen officers or directors to hold radio licenses. Other non-U.S. ownership restrictions, however, currently remain unchanged, but the U.S. has agreed in recent world trade negotiations to allow for a significant increase in permissible foreign investment, including 100% indirect foreign ownership of U.S. common carrier radio licensees. On November 26, 1997, the FCC issued an order that modified the continued applicability of its ECO test in light of this agreement. In that order, which became effective February 9, 1998, the FCC eliminated the ECO test for applicants from the World Trade Organization ("WTO") member countries seeking international authority from the FCC or seeking to exceed the indirect foreign ownership limits on US common carrier radio licenses. The FCC instead adopted an open entry standard with a presumption that such participation by WTO member countries is permissible. The FCC retained the ECO

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


test, however, for applicants from non-WTO member countries. The FCC also modified certain dominant carrier safeguards and further reduced the tariff notice requirements from 14 to one day's notice. Finally, the FCC raised the threshold for the required 60-day advance notification of foreign carrier affiliations from 10% to 25%. Petitions for reconsideration of this order are pending at the FCC. Qwest cannot predict the outcome of this proceeding. Although Qwest believes these changes will have a positive effect on its ability to identify potential sources of capital, they will also increase the number of competitors for international traffic. The effect on Qwest of the Telecommunications Act or other new legislation, negotiations or regulations which may become applicable to Qwest cannot be determined.

  International Settlements. Under the international settlement system, international long distance traffic is exchanged under bilateral correspondent agreements between facilities-based carriers in two countries. Correspondent agreements generally are three to five years in length and provide for the termination of traffic in, and return traffic to, the carriers' respective countries at a negotiated accounting rate, known as the Total Accounting Rate ("TAR"). In addition, correspondent agreements provide for network coordination and accounting and settlement procedures between the carriers. Both carriers are responsible for their own costs and expenses related to operating their respective halves of the end-to-end international connection.

  Settlement costs, which typically equal one-half of the TAR, are the fees owed to another international carrier for transporting traffic on its facilities. Settlement costs are reciprocal between each party to a correspondent agreement at a negotiated rate (which must be the same for all U.S. based carriers, unless the FCC approves an exception). For example, if a foreign carrier charges a U.S. carrier $0.30 per minute to terminate a call in the foreign country, the U.S. carrier would charge the foreign carrier the same $0.30 per minute to terminate a call in the United States. Additionally, the TAR is the same for all carriers transporting traffic into a particular country, but varies from country to country. The term "settlement costs" arises because carriers essentially pay each other on a net basis determined by the difference between inbound and outbound traffic between them.

  The difference in cost between providing domestic long distance and international service is minimal, and technical advances in facilities deployed for international calling are making distance largely irrelevant to cost. Increased worldwide competition has already brought about certain reductions in settlement rates and end user prices, thereby reducing overseas termination costs for United States based carriers. However, it is believed that certain foreign countries use settlement rates to subsidize their domestic call rates. As a result, domestic customers currently pay significantly more for an international call than they do for a domestic long distance call. The FCC has adopted measures intended to overhaul the system of international settlements by mandating that U.S. carriers negotiate settlement rates with foreign correspondents at or below FCC-mandated benchmark levels. Several parties have filed petitions for reconsideration with the FCC or judicial appeals or both following this order, so it remains subject to modification. Additionally, recent worldwide trade negotiations may have a significant impact on settlement rates.

  Qwest believes that the average cost of international telephone calls will be reduced, and anticipates further international opportunities will be created as a result of recent worldwide trade negotiations. On February 15, 1997, representatives of 70 countries, including the United States, finalized the WTO Basic Telecommunications Agreement ("WTO Agreement"), a compact addressing market access, investment and pro-competitive regulatory principles in areas currently generating over 95% of the world's telecommunications revenue. The WTO Agreement took effect on February 5, 1998. Among other things, the agreement provides U.S. companies market access for local, long distance and international service in 53 historically monopolized countries through any means of network technology, either as a facilities-based provider or as a reseller of existing network capacity. The countries providing market access for telecommunications services as a result of the WTO Agreement account for 99% of the world's telecommunications revenue. Although some countries have reserved specific exceptions, the agreement generally ensures that U.S. companies may acquire, establish, or hold a significant stake in telecommunications companies around the world, and that foreign companies may acquire, establish or hold such a stake in U.S. telecommunications companies. Additionally, pro-competitive regulatory principles based largely upon the Telecommunications Act were adopted by 65 countries within the WTO

Agreement. U.S. companies will be able to enforce these principles, as well as the WTO Agreement's market access and investment commitments, at the WTO and through enabling legislation in the U.S. Qwest expects to benefit from the anticipated effects of the WTO Agreement, but cannot predict where or when such opportunities may present themselves.

  State Regulation. Qwest's intrastate long distance telecommunications operations are subject to various state laws and regulations including, in many jurisdictions, certification and tariff filing requirements.

  Generally, Qwest must obtain and maintain certificates of authority from regulatory bodies in most states in which it offers intrastate services. In most of these jurisdictions Qwest must also file and obtain prior regulatory approval of tariffs for its intrastate services. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations. Qwest is currently authorized to provide intrastate services in the 48 contiguous United States. Qwest intends to have authority in all states where competition is allowed.

  Those states that permit the offering of intrastate/intra-LATA service by interexchange carriers generally require that end users desiring to use such services dial special access codes. Historically, this has put Qwest at a competitive disadvantage compared with LECs whose customers can make intrastate/intra-LATA calls simply by dialing 1 plus the desired number. If a long distance carrier's customer attempts to make an intra-LATA call by simply dialing 1 plus the desired number, the call will be routed to and completed by the LEC. Regulatory agencies in a number of states have issued decisions that would permit Qwest and other interexchange carriers to provide intra-LATA calling on a 1 + basis. Further, the Telecommunications Act requires in most cases that the RBOCs provide such dialing parity coincident to their providing in-region inter-LATA services. Qwest expects to benefit from the ability to offer 1 + intra-LATA services in states that allow this type of dialing parity.

  Local Regulation. Qwest is occasionally required to obtain street use and construction permits and licenses and/or franchises to install and expand its fiber optic network using municipal rights-of-way. Termination of the existing franchise or license agreements prior to their expiration dates or a failure to renew the franchise or license agreements and a requirement that Qwest remove its facilities or abandon its network in place could have a material adverse effect on Qwest. In some municipalities where Qwest has installed or anticipates constructing networks, it will be required to pay license or franchise fees based on a percentage of gross revenue or on a per linear foot basis. There can be no assurance that, following the expiration of existing franchises, fees will remain at their current levels. In addition, Qwest could be at a competitive disadvantage if its competitors do not pay the same level of fees as Qwest. However, the Telecommunications Act requires municipalities to manage public rights-of-way in a competitively neutral and non-discriminatory manner.

  Other. Qwest monitors compliance with federal, state and local regulations governing the discharge and disposal of hazardous and environmentally sensitive materials, including the emission of electromagnetic radiation. Qwest believes that it is in compliance with such regulations, although there can be no assurance that any such discharge, disposal or emission might not expose Qwest to claims or actions that could have a material adverse effect on Qwest.

PROPERTIES

  The Qwest Network in progress and its component assets are the principal properties owned by Qwest. Qwest owns substantially all of the telecommunications equipment required for its business. Qwest's installed fiber optic cable is laid under the various rights-of-way held by Qwest. Other fixed assets are located at various leased locations in geographic areas served by Qwest. Qwest is opening sales offices in selected major geographic locations.

  Qwest's executive, administrative and sales offices and its Network Management Center are located at its principal office in Denver, Colorado. Qwest leases this space from an affiliate of Anschutz Company at market rates under an agreement that expires in October 2004. Qwest also leases office space in the Denver area for customer service operations. Qwest leases additional space in Dallas, Texas, housing the headquarters for operation of its Microwave System.

  In December 1995, Qwest entered into an agreement (as amended in January
1997) with Ferrocarriles Nacionales de Mexico whereby Qwest was granted easements for the construction of multiple conduit systems along railroad rights-of-way within Mexico for consideration of approximately $7.7 million, including $1.1 million in value-added taxes. Qwest has capitalized total costs, including right-of-way, equipment, construction and design costs, relating to this investment of approximately $13.0 million as of December 31, 1997.

  In July 1997, Qwest entered into an agreement with an unrelated third party whereby Qwest will receive (i) four dark fibers along a 2,220 kilometer route to be constructed in Mexico by the third party, and (ii) certain construction inventory and value-added tax refunds, totaling approximately $2.9 million. In exchange for these assets, the third party will receive the stock of Qwest's subsidiary, SP Servicios de Mexico S.A. de C.V., and approximately $6.7 million in cash.

EMPLOYEES

  As of March 31, 1998, Qwest employed approximately 1,965 employees of which 240 perform corporate and administrative services, 1,000 provide Network Construction Services, 300 provide Commercial Services, 35 provide Carrier Services, and 390 perform network engineering and related functions. Qwest uses the services of independent contractors for installation and maintenance of portions of the Qwest Network. None of the Qwest's employees are currently represented by a collective bargaining unit. Qwest believes that its relations with its employees are good.

LEGAL PROCEEDINGS

  Qwest and its subsidiaries are subject to various claims and proceedings in the ordinary course of business. Based on information currently available, Qwest believes that none of such current claims or proceedings, individually or in the aggregate, will have a material adverse effect on Qwest's financial condition or results of operations, although there can be no assurances in this regard. See also "PLAN OF MERGER--Litigation."

                  SELECTED HISTORICAL FINANCIAL DATA OF QWEST

  The selected data presented below under the captions "Statement of Operations and Other Financial Data" and "Summary Balance Sheet Data" as of the end of and for each of the years in the five-year period ended December 31, 1997 and as of March 31, 1998 and 1997, and for the three months ended March 31, 1998 and 1997, have been taken or derived from the historical Consolidated Financial Statements of Qwest. Consolidated Financial Statements of Qwest as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 are included elsewhere in this Joint Proxy Statement/Prospectus. The information set forth below should be read in conjunction with the discussion under "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS OF QWEST" and the Historical Consolidated Financial Statements and the unaudited Pro Forma Condensed Combined Financial Statements of Qwest and the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus.

                  SELECTED HISTORICAL FINANCIAL DATA OF QWEST

                                                                             THREE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                     MARCH 31,
                          -------------------------------------------------  -------------------
                            1993      1994      1995      1996      1997       1997      1998
                          --------  --------  --------  --------  ---------  --------  ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 AND OTHER FINANCIAL
 DATA:
Total revenue...........  $ 69,327  $ 70,873  $125,102  $230,996  $ 696,703  $ 72,693  $ 177,047
Total operating
 expenses...............    80,247    81,488   161,158   243,010    673,222    85,337    180,572
Earnings (loss) from
 operations.............   (10,920)  (10,615)  (36,056)  (12,014)    23,481   (12,644)    (3,525)
Other income
 (expense)(1)...........   122,631       (70)   (2,411)    1,813         99     5,410     (6,302)
Earnings (loss) before
 income taxes...........   111,711   (10,685)  (38,467)  (10,201)    23,580    (7,234)    (9,827)
Net earnings (loss).....  $ 68,526  $ (6,898) $(25,131) $ (6,967) $  14,523    (4,776) $  (6,649)
                          ========  ========  ========  ========  =========  ========  =========
Earnings (loss) per
 share-basic............  $   0.40  $  (0.04) $  (0.15) $  (0.04) $    0.08  $  (0.03) $   (0.03)
Earnings (loss) per
 share-diluted..........  $   0.40  $  (0.04) $  (0.15) $  (0.04) $    0.07  $  (0.03) $   (0.03)
EBITDA(2)...............  $   (824) $ (6,338) $(26,007) $  6,912  $  41,733  $(10,678)    $4,506
Net cash provided by
 (used in) operating
 activities.............  $ (7,125) $  3,306  $(56,635) $ 32,524  $ (36,488) $ 33,359  $  53,540
Net cash provided by
 (used in) investing
 activities.............  $107,496  $(41,712) $(58,858) $(52,622) $(356,824) $(56,922) $(141,644)
Net cash provided by
 (used in) financing
 activities.............  $(95,659) $ 34,264  $113,940  $ 25,519  $ 766,191  $177,327  $ 281,481
Capital expenditures(3).  $  3,794  $ 40,926  $ 48,732  $ 85,842  $ 444,659  $ 78,922  $ 159,704


                                      AS OF DECEMBER 31,                AS OF MARCH 31,
                         -------------------------------------------- -------------------
                          1993    1994     1995     1996      1997      1997      1998
                         ------- ------- -------- -------- ---------- -------- ----------
                                                  (IN THOUSANDS)
SUMMARY BALANCE SHEET
 DATA:
Total assets............ $60,754 $89,489 $184,178 $262,551 $1,398,105 $469,614 $1,779,568
Long-term debt.......... $ 2,141 $27,034 $ 68,793 $109,268 $  630,463 $286,325 $  959,270
Total stockholders'
 equity(4).............. $12,079 $24,581 $ 26,475 $  9,442 $  381,744 $  4,666 $  407,162

                                  AS OF DECEMBER 31,              AS OF MARCH 31,
                          ----------------------------------- -----------------------
                             1995        1996        1997        1997        1998
                          ----------- ----------- ----------- ----------- -----------
OPERATING DATA:
Route miles of conduit
 installed..............        3,200       3,650       9,500       4,900      11,100
Route miles of lit fiber
 installed..............          580         900       3,400         900       5,400
Total minutes of use(5).  237,000,000 382,000,000 669,000,000 107,000,000 262,000,000

-------
(1) In November 1993, Qwest sold substantially all of its then owned fiber optic network capacity and related equipment and assets to a third-party purchaser for $185.0 million (the "1993 Capacity Sale"). After deducting the carrying value of the assets sold and direct costs associated with the 1993 Capacity Sale, Qwest recognized a gain of approximately $126.5 million. See "QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS OF QWEST."

(2) EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, a nonrecurring expense of $2.6 million in the year ended December 31, 1996 to restructure operations, the gain on sale of telecommunications agreements of $6.1 million (which is non-recurring) in the year ended December 31, 1996, and the gain on sale of contract rights of approximately $9.3 million (which is non-recurring) in the year ended December 31, 1997. EBITDA includes earnings from the construction contracts for the sale of dark fiber that Qwest will use to provide cash for the construction cost of the Qwest Network. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net earnings (loss) as an indicator of Qwest's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies. Qwest believes that EBITDA is commonly used by financial analysts and others in the telecommunications industry. Without the effect of Growth Share Plan expense, EBITDA would have been $115.2 million, $20.0 million, and $1.8 million for the years ended December 31, 1997, 1996 and 1993, respectively, and $6.8 million and $2.4 million for the three months ended March 31, 1998 and 1997, respectively.
(3) Capital expenditures include expenditures for property and equipment, accrued capital expenditures, capital expenditures financed with the equipment credit facility and initial obligations under capital leases.
(4) Qwest has not declared or paid cash dividends on the Qwest Common Stock since becoming a public company in June 1997.

(5) Represents total minutes of use for the years ended December 31, 1997, 1996 and 1995 and the three months ended March 31, 1998 and 1997.

      QWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with Qwest's audited Consolidated Financial Statements and unaudited interim financial statements and the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus.

OVERVIEW

  Qwest is a facilities-based provider of multimedia communications services to interexchange carriers and other telecommunications entities, businesses and consumers and constructs and installs fiber optic communications systems for interexchange carriers and other telecommunications entities, as well as for its own use.

  Qwest is expanding its existing voice and data network into the Qwest Network, an approximately 16,250 route-mile, coast-to-coast, technologically advanced fiber optic telecommunications network. The domestic network is expected to be completed in 1999. In April 1998, Qwest activated the entire transcontinental portion of the Qwest Network from Los Angeles to San Francisco to New York, thus becoming the first network service provider to complete a transcontinental native IP fiber network. Qwest is also expanding its network to carry international data and voice traffic into Mexico and Europe. Completion of the Mexico network is scheduled for late 1998. The network extension to Europe will be obtained through the exchange of telecommunications capacity with Teleglobe Inc., including two 155-megabit circuits crossing the Atlantic Ocean from New York City to London and with Global Crossing Ltd. ("Global"), including four STM1s (the European equivalent of OC3 SONET Circuits) on Global's subsea fiber optic cable system connecting U.S. cities with Europe. The transatlantic telecommunications capacity supports Qwest's growth into the European market.

  In October 1997, Qwest acquired SuperNet, an ISP, for $20.2 million in cash, including acquisition costs.

  On March 30, 1998, Qwest consummated its acquisition of Phoenix, a non-facilities-based reseller of long distance services, for approximately $27.2 million in Qwest Common Stock. Additional cash consideration to the Phoenix Stockholders of up to $4.0 million is being withheld pending the outcome of litigation for which Phoenix or its affiliates may have potential liability. At the time of the acquisition, Phoenix had approximately 40,000 customers, primarily in the business market. The merger was accounted for as a purchase.

  On April 14, 1998, Qwest acquired EUnet, a European Internet service provider with business units operating in 13 European countries, for approximately $154.4 million in Qwest Common Stock and cash. At the time of the acquisition, EUnet had approximately 60,000, primarily business, customers throughout Europe. The acquisition was accounted for as a purchase.

  Carrier Services. Carrier Services provides high-volume and conventional dedicated line services over Qwest's owned capacity and switched services over owned and leased capacity to interexchange carriers and other telecommunications providers. Qwest is currently focusing on expanding Carrier Services to increase its revenue stream and reduce per unit costs, targeting capacity sales on a segment-by-segment basis as the Qwest Network is deployed and activated, and is increasingly seeking longer-term, high-volume capacity agreements from major carriers. In addition to traditional telecommunications carriers, Qwest is marketing to ISPs and other data service companies. For the three months ended March 31, 1998 and the years ended December 31, 1997 and 1996, Qwest's five largest carrier customers accounted for approximately 46.2%, 42.3% and 41.3% of Carrier Services revenue, respectively.

  Commercial Services. Commercial Services provides voice, data and video services to businesses and consumers. Qwest builds direct, end-user relationships by developing strong distribution channels, providing competitive pricing and superior network quality and offering enhanced, market-driven services to businesses and consumers.

  Revenue from Commercial Services is recognized primarily on a minutes-of-use basis. Commercial Services has generated revenue using four primary sales channels: direct sales, direct mail, agent and telemarketing. In September 1997, Qwest entered into an arrangement with a third party under which they will jointly define and test new broadband business multimedia services.

  Network Construction Services. Network Construction Services constructs and installs fiber optic communication systems for interexchange carriers and other telecommunications providers, as well as for Qwest's own use. Qwest began operations in 1988 constructing fiber optic conduit systems primarily for major long distance carriers in exchange for cash and capacity rights. In 1996, Qwest entered into major construction contracts for the sale of dark fiber to Frontier and WorldCom whereby Qwest has agreed to install and provide dark fiber to each along portions of the Qwest Network. The company also entered into two substantial construction contracts with GTE in 1997 for the sale of dark fiber along portions of the route of the Qwest Network. After completion of the Qwest Network, Qwest expects that revenue from Network Construction Services will be less significant to Qwest's operations. See "BUSINESS OF QWEST--The Qwest Network --Dark Fiber Sales."

  Revenue from Network Construction Services generally is recognized under the percentage of completion method as performance milestones relating to the contract are satisfactorily completed. Losses, if any, on uncompleted contracts are expensed in the period in which they are identified and any revisions to estimated profits on a contract are recognized in the period in which they become known.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997

  Qwest reported a net loss of $6.6 million in the three months ended March 31, 1998, compared to a net loss of $4.8 million in the three months ended March 31, 1997. The increase in net loss was primarily due to the factors discussed below. Excluding the effect of the compensation expense relating to the Growth Share Plan, net of income tax, Qwest's reported net loss would have been approximately $5.2 million for the three months ended March 31, 1998 compared to net income of $3.7 million for the three months ended March 31, 1997.

  Revenues. Selected components of revenues for the three months ended March 31, 1998 and 1997, were as follows (dollars in thousands):

                                           MARCH 31, MARCH 31,    $        %
                                             1998      1997    INCREASE INCREASE
                                           --------- --------- -------- --------
   Carrier services....................... $ 19,190   $11,199  $  7,991    71%
   Commercial services....................   23,394     9,411    13,983   149%
   Network construction services..........  134,463    52,083    82,380   158%
                                           --------   -------  --------   ---
     Total revenues....................... $177,047   $72,693  $104,354   144%
                                           ========   =======  ========   ===

  Telecommunication services revenue increased due to increases in revenue from carrier switched services and carrier dedicated line services provided on the Qwest Network. Additionally, commercial services experienced growth in switched services provided to businesses and consumers as a result of continued expansion of Qwest's direct sales, direct mail, agent and telemarketing sales channels. Revenue from sales to consumers became more diversified, reflecting the growth in branded dial-1 service, the expansion of agent channels that focused on affinity-based marketing efforts and the growth in voice over IP service (Q.talkSM), which was launched in the first quarter 1998. Direct mail marketing efforts continued to be successful. Network Construction Services revenue increased primarily due to revenue from dark fiber sales to WorldCom, GTE, Frontier and other carriers under contracts entered into subsequent to the first quarter 1997.

  Operating Expenses. Selected components of operating expenses for the three months ended March 31, 1998 and 1997, were as follows (dollars in thousands):

                                                              $          %
                                      MARCH 31, MARCH 31, INCREASE/  INCREASE/
                                        1998      1997    (DECREASE) (DECREASE)
                                      --------- --------- ---------- ----------
   Telecommunication services........ $ 32,695   $18,063   $ 14,632      81%
   Network Construction Services.....   93,117    36,265     56,852     157%
   Selling, general and
    administrative...................   44,428    13,947     30,481     219%
   Growth share plan.................    2,301    13,100    (10,799)    (82%)
   Depreciation and amortization.....    8,031     3,962      4,069     103%
                                      --------   -------   --------     ---
     Total operating expenses........ $180,572   $85,337   $ 95,235     112%
                                      ========   =======   ========     ===

  Expenses for telecommunications services primarily consist of the cost of leased capacity, LEC access charges, engineering and other operating costs. The growth in telecommunications services expenses was primarily attributable to the continued growth in switched services and network engineering and operations, partially offset by an increase in on-net traffic over the Qwest Network. As the Qwest Network is completed and activated, Qwest is able to serve more customer needs over its own capacity.

  Expenses for network construction services consist primarily of costs to construct the Qwest Network, including conduit, fiber cable, construction crews and rights of way. Costs attributable to the construction of the Qwest Network for Qwest's own use are capitalized. Expenses for network construction services increased due to costs of construction contracts relating to increased dark fiber sales revenue.

  SG&A includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. The increase was due primarily to increases in expenses related to Qwest's direct mail sales program, the marketing of Qwest's new brand identity and new service offerings, administrative and information services support of Qwest's growth, the recruiting and hiring of additional personnel and increased property taxes and maintenance costs related to the increase in fixed assets along the Qwest Network. Qwest is in the process of opening commercial sales offices in selected major geographic markets to implement Qwest's strategy, as segments of the Qwest Network become operational. In addition, SG&A expenses will increase as Qwest continues to expand its Carrier Services and Commercial Services, initiate its United States and international direct sales operations, and recruit experienced telecommunications industry personnel to implement Qwest's strategy.

  Qwest has a Growth Share Plan for certain of its employees and directors, which was Qwest's management incentive plan prior to the initial public offering. Growth Share Plan expense reflects Qwest's estimate of compensation expense with respect to the Growth Shares issued to participants. A "Growth Share" is a unit of value based on the increase in value of Qwest over a specified measuring period. Qwest anticipates total additional expense of up to approximately $21.1 million through the year 2002 in connection with this plan. Qwest does not anticipate any future grants under the Growth Share Plan.

  Qwest's depreciation and amortization expense increased primarily due to activating segments of the Qwest Network during the three months ended March 31, 1998, purchases of additional equipment used in constructing the Qwest Network, purchases of other fixed assets to accommodate Qwest's growth and amortization of goodwill related to the SuperNet acquisition. Qwest expects that depreciation and amortization expense will continue to increase in subsequent periods as Qwest continues to activate additional segments of the Qwest Network and amortizes goodwill recorded from acquisitions.

  Other Income (Expense). Selected components of other income (expense) for the three months ended March 31, 1998 and 1997, were as follows (dollars in thousands):

                                                             $          %
                                    MARCH 31,  MARCH 31, INCREASE/  INCREASE/
                                      1998       1997    (DECREASE) (DECREASE)
                                    ---------  --------- ---------- ----------
   Interest expense, net of
    capitalized.................... $(14,376)   $ (984)   $(13,392)   (1,361)%
   Interest income.................    8,074       680       7,394     1,087 %
   Other income (expense), net.....      --      5,714      (5,714)     (100)%
                                    --------    ------    --------    ------
     Total other income (expense).. $ (6,302)   $5,410    $(11,712)     (216)%
                                    ========    ======    ========    ======

  The increase in net interest expense resulted from an increase in interest on long-term indebtedness, related primarily to the Senior Notes, the Senior Discount Notes and the New Senior Discount Notes, partially offset by increases in capitalized interest resulting from construction of the Qwest Network. See, "--Liquidity and Capital Resources." Interest income increased due primarily to increased cash equivalent balances.

  Pursuant to a capacity sale in 1993, Qwest obtained certain rights of first refusal to re-acquire network communications equipment and terminal locations including leasehold improvements should the purchaser, under that agreement, sell the network. In the three months ended March 31, 1997, Qwest sold certain of these rights to the purchaser in return for $9.0 million in cash and the right to re-acquire certain terminal facilities, $7.0 million of which Qwest received in the three months ended March 31, 1997 and recorded as gain on sale of contract rights.

  Qwest sold a portion of its dedicated line services on leased capacity in July 1996. During the transition of the service agreements to the buyer, Qwest incurred certain facilities costs on behalf of the buyer, which were to be reimbursed to Qwest. A dispute arose with respect to the reimbursement of such costs and, as a result, Qwest made a provision of approximately $2.0 million in the three months ended March 31, 1997. No such items of other income or expense occurred in the three months ended March 31, 1998.

  Income Taxes. Qwest is included in the consolidated federal income tax return of Anschutz Company. A tax sharing agreement provides for allocation of tax liabilities and benefits to Qwest, in general, as though it filed a separate tax return. Qwest's effective tax rate during the three months ended March 31, 1998 and 1997 approximated the statutory federal rate.

  If the Merger is consummated, Qwest will no longer be included in the consolidated federal income tax return of Anschutz Company, its majority stockholder. As a result, the net operating losses for income tax purposes of Qwest, included in the consolidated federal income tax returns of Anschutz Company from January 1, 1997 through the Closing Date, will not be available for use by Qwest in its separate tax returns after the Merger. Qwest recognized a deferred tax asset because it believed that the tax benefits attributable to its net income tax operating loss carryforwards would be realized by the recognition of future taxable amounts under the terms of its tax sharing agreement with Anschutz Company. Based on an analysis of the tax attributes of Qwest and Anschutz Company, Anschutz Company will not be able to realize the benefit of Qwest's net operating losses. Accordingly, the deferred tax assets attributable to Qwest's net operating loss carryforwards, calculated on a separate return basis, will be reported on the consummation date of the Merger as an adjustment to Qwest's capital in the form of an in-substance dividend.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Qwest reported net earnings of $14.5 million in the year ended December 31, 1997, compared to a net loss of $7.0 million in the same period of the prior year. Excluding the effect of the compensation expense relating to the Growth Share Plan, net of income tax, Qwest's reported net earnings would have been approximately $61.6 million and $1.5 million for the years ended December 31, 1997 and 1996, respectively.

  Revenue. Total revenue increased $465.7 million, or 202% during the year ended December 31, 1997, as compared to 1996. Carrier Services revenue decreased $1.9 million, or 3% for the year ended December 31, 1997, as compared to 1996, primarily due to Qwest's sale of its resale dedicated line services on leased capacity on July 1, 1996. The sold business generated revenue of $18.8 million for the year ended December 31, 1996. Exclusive of this revenue, Carrier Services revenue increased $16.9 million, or 44%, during the year ended December 31, 1997, as compared to 1996. This increase in Carrier Services revenue was due primarily to increases in revenue from carrier switched services and carrier dedicated line services provided on the Qwest Network. Commercial Services revenue increased $25.4 million, or 74% for the year ended December 31, 1997, as compared to 1996. The increase was due primarily to growth in switched services provided to small- and medium-sized businesses and to consumers as a result of continued expansion of Qwest's direct sales, direct mail, agent and telemarketing sales channels. Revenue from Network Construction Services increased $442.2 million, or 318% during the year ended December 31, 1997, as compared to the corresponding period in 1996. The increase was due primarily to revenue from dark fiber sales to WorldCom, GTE and Frontier.

  Operating Expenses. Qwest's principal operating expenses consist of expenses for telecommunications services, network construction incurred by Network Construction Services, SG&A, Growth Share Plan expense and depreciation and amortization. Total operating expenses increased $430.2 million, or 177% during the year ended December 31, 1997 as compared to the corresponding period in 1996. Expenses for telecommunications services primarily consist of the cost of leased capacity, LEC access charges, engineering and other operating costs. Expenses for telecommunications services increased $10.8 million, or 13% for the year ended December 31, 1997, as compared to 1996. The growth in telecommunications services expenses was primarily attributable to the continued growth in switched services and network engineering and operations, partially offset by the reduction in expenses resulting from the sale on July 1, 1996 of Qwest's resale dedicated line services on leased capacity and an increase in on-net traffic over the Qwest Network. When the Qwest Network is completed and activated, Qwest will be able to serve more customer needs over its own capacity on the Qwest Network.

  Expenses for Network Construction Services consist primarily of costs to construct the Qwest Network, including conduit, fiber cable, construction crews and rights-of-way. Costs attributable to the construction of the Qwest Network for Qwest's own use are capitalized. Expenses for Network Construction Services increased $309.6 million, or 354% in the year ended December 31, 1997, as compared to 1996, due to costs of construction contracts relating to increased dark fiber sales revenue.

  SG&A includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. SG&A increased $45.4 million, or 99% in the year ended December 31, 1997, as compared to 1996. The increase was due primarily to increases in expenses related to Qwest's direct mail sales program, the development of Qwest's new brand identity, administrative and information services support of Qwest's growth, and the recruiting and hiring of additional personnel. Qwest is in the process of opening commercial sales offices in selected major geographic markets to implement Qwest's strategy, as segments of the Qwest Network become operational. In addition, SG&A expenses will increase as Qwest continues to expand its Carrier and Commercial Services, initiate its United States and international direct sales operations, and recruit experienced telecommunications industry personnel to implement Qwest's strategy.

  Qwest has a Growth Share Plan for certain of its employees and directors. Growth Share Plan expense, reflects Qwest's estimate of compensation expense with respect to the growth shares issued to participants. A "growth share" is a unit of value based on the increase in value of Qwest over a specified measuring period. Qwest estimated an increase in the value of growth shares, primarily triggered by the Qwest Initial Public Offering, and has recorded $73.5 million of additional compensation expense in the year ended December 31, 1997, and $13.1 million in the year ended December 31, 1996. Qwest anticipates total additional expense of up to approximately $23.4 million through the year 2002 in connection with this plan. Qwest does not anticipate any future grants under the Growth Share Plan.

  Qwest's depreciation and amortization expense increased $4.0 million, or 25% during the year ended December 31, 1997 as compared to 1996. This increase resulted primarily from activating segments of the Qwest

Network during 1997, purchases of additional equipment used in constructing the Qwest Network and purchases of other fixed assets to accommodate Qwest's growth. Qwest expects that depreciation and amortization expense will continue to increase in subsequent periods as Qwest continues to activate additional segments of the Qwest Network and amortizes the goodwill acquired with the SuperNet purchase. See, "--Overview."

  Other Income (Expense). Pursuant to a capacity sale in 1993, Qwest obtained certain rights of first refusal to re-acquire network communications equipment and terminal locations including leasehold improvements should the purchaser, under that agreement, sell the network. In the first quarter of 1997, Qwest sold certain of these rights to the purchaser in return for $9.0 million in cash and the right to re-acquire certain terminal facilities, which Qwest received in 1997 and has recorded as gain on sale of contract rights.

  During 1997, Qwest's net interest income (expense) increased $2.8 million as compared to 1996. The increase resulted from an increase in interest on long-term indebtedness, related primarily to the Senior Notes and the Senior Discount Notes, partially offset by increases in capitalized interest resulting from construction of the Qwest Network and interest income attributable to the increase in cash equivalent balances. In January 1998, Qwest issued the New Senior Discount Notes which are expected to increase net interest expense in subsequent periods. See, "--Liquidity and Capital Resources."

  As previously discussed, Qwest sold a portion of its dedicated line services on leased capacity in July 1996. During the transition of the service agreements to the buyer, Qwest incurred certain facilities costs on behalf of the buyer, which were to be reimbursed to Qwest. A dispute arose with respect to the reimbursement of such costs and, as a result, Qwest made a provision of approximately $2.0 million in the first quarter of 1997.

  Income Taxes. Qwest is included in the consolidated federal income tax return of Anschutz Company. A tax sharing agreement provides for allocation of tax liabilities and benefits to Qwest, in general, as though it filed a separate tax return. Qwest's effective tax rate in 1997 was higher than the statutory federal rate as a result of permanent differences between book and tax expense relating to the Growth Share Plan and amortization of goodwill. Qwest's effective tax rate in the year ended December 31, 1996 approximated the statutory federal rate.

  Net Earnings (Loss). Qwest realized net earnings of $14.5 million in the year ended December 31, 1997, as compared to a net loss of $7.0 million in the corresponding period of 1996 as a result of the factors discussed above.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Revenue. Total revenue increased $105.9 million, or 85%, due primarily to significantly higher revenue from Network Construction Services, as well as increased revenue from Commercial Services, offset in part by lower revenue from Carrier Services. Revenue from Network Construction Services increased $102.3 million, or 277%, due to revenue from dark fiber sales of approximately $121.0 million to WorldCom and Frontier. Commercial Services revenue increased $13.9 million, or 68%. This increase is largely attributable to growth in switched services provided to small- and medium-sized business and consumers as a result of the expansion of Qwest's agent, telemarketing and direct mail sales channels. Carrier Services revenue decreased $10.2 million or 15%, primarily due to decreases in revenue resulting from Qwest's sale of a portion of its dedicated line services on leased capacity on July 1, 1996. The sold business generated revenues of $18.8 million for the year ended December 31, 1996 and $39.7 million for the year ended December 31, 1995. The decrease in Carrier Services revenue was partially offset by an increase in revenue from carrier switched services, which increased to $19.4 million in 1996 from $13.8 million in 1995.

  Operating Expenses. Total operating expenses increased $81.9 million, or 51%, due primarily to increases in Network Construction Services, SG&A and compensation expenses associated with the Growth Share Plan. Expenses for telecommunications services decreased $0.8 million or 1%. The sale on July 1, 1996 of Qwest's dedicated line services on leased capacity generated a reduction in expenses, which was partially offset by an increase in telecommunications services expenses associated with the growth in switched services and servicing the Qwest Network. Expenses for Network Construction Services increased $54.8 million or 167%. This increase was due to cost of construction contracts relating to increased dark fiber sales.

  SG&A expenses increased $8.6 million, or 23%. Qwest incurred additional SG&A expenses as a result of growth in Qwest's telecommunications services and the construction of the Qwest Network, including additional sales commissions on higher revenue, expenses incurred in the implementation of Qwest's direct mail sales channel and expenses for customer service personnel added to support Qwest's expansion of its commercial customer base. The SG&A expenses in 1996 also included restructuring expenses of $1.6 million incurred by Qwest as a result of its decision to close 13 sales offices and the termination of approximately 130 employees involved in sales, marketing and administrative functions. As a result of this restructuring, Qwest experienced a reduction in payroll, commissions and rental expense. Qwest anticipates that, as it deploys the Qwest Network and expands its Carrier Services and Commercial Services, SG&A expenses will continue to increase.

  Qwest estimated a $13.1 million increase in value of the growth shares at December 31, 1996, due to the Frontier dark fiber sale. No expense was recognized for the year ended December 31, 1995, as there were no significant compensatory elements in those periods.

  Qwest's depreciation and amortization expense increased $6.3 million, or 63%. This increase was primarily due to Qwest's investment in the Qwest Network. Qwest expects that depreciation and amortization expense will continue to increase in subsequent periods as Qwest continues to activate additional segments of the Qwest Network.

  Other Income (Expense). Qwest's net interest and other expenses increased $1.9 million, or 79%. This increase was primarily attributable to additional debt incurred in 1996 to finance capital expenditures and to provide working capital. For a discussion of additional indebtedness, see "--Liquidity and Capital Resources."

  Income Taxes. Qwest is included in the consolidated federal income tax return of Anschutz Company. A tax sharing agreement provides for allocation of tax liabilities and benefits to Qwest, in general, as though it filed a separate tax return. Qwest's effective tax rate in 1996 and 1995 approximated the statutory federal rate. The difference between the income tax benefit of $3.2 million in 1996 as compared to $13.3 million in 1995 resulted from a $28.3 million decrease in loss before income taxes.

  Net Loss. Qwest experienced a net loss of $7.0 million in 1996 compared to a net loss of $25.1 million in 1995 as a result of the factors discussed above.

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosure About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the manner in which business enterprises are to report information about operating segments in its annual statements and requires those enterprises to report selected information regarding operating segments in interim financial reports issued to shareholders. SFAS 131 is effective for fiscal years beginning after December 15, 1997.

LIQUIDITY AND CAPITAL RESOURCES

  Prior to March 31, 1997, Qwest funded capital expenditures, debt service and cash used in operations through a combination of stockholder advances, capital contributions and external borrowings supported by collateral owned by Anschutz Company or affiliates, as well as external borrowings collateralized by certain of Qwest's assets. Since March 31, 1997, Qwest funded capital expenditures and long-term debt repayments primarily through net proceeds from the issuance of debt and equity securities aggregating approximately $903.6 million. Qwest also received net proceeds of $299.2 million from the issuance of the New Senior Discount Notes in January 1998. Qwest intends to finance its operations in the future through internally and externally generated funds without relying on cash advances, contributions or guarantees from Anschutz Company.

  Total cash expended during the three months ended March 31, 1998 to fund capital expenditures and repayments of long-term debt to third parties was $142.1 million and $19.4 million, respectively. Total cash provided by operations was $53.5 million during the same period. As of March 31, 1998, Qwest had working capital of $568.9 million resulting primarily from the issuance of the New Senior Discount Notes in January 1998. Total cash expended during the three years ended December 31, 1997 to fund capital expenditures, repayments of long-term debt to third parties, repayment of net advances from Anschutz Company, and for acquisitions was $449.2 million, $223.9 million, $9.9 million and $32.6 million, respectively. Total cash used in operations was $60.6 million during the same period. Total cash provided during this same period from revolving loans secured by collateral owned by Anschutz Company or an affiliate was $138.0 million, and capital contributions from Anschutz Company were approximately $28.0 million. The loans from Anschutz Company were repaid in 1997. In addition, during this same period, Qwest's net cash provided by secured borrowings under long-term debt agreements with third parties aggregated $67.6 million. At December 31, 1996 and 1995, Qwest had working capital deficits of approximately $75.7 million and $2.6 million, respectively.

  Qwest estimates the total cost to construct and activate the Qwest Network and complete construction of the dark fiber sold to Frontier, WorldCom and GTE will be approximately $2.0 billion. Of this amount, Qwest had already expended approximately $1.0 billion as of March 31, 1998. Qwest anticipates remaining total cash outlays (including capital expenditures) for these purposes of approximately $750.0 million in 1998 and $235.0 million in 1999. Estimated total Qwest Network expenditures for 1998 include Qwest's commitment to purchase a minimum quantity of fiber for approximately $399.0 million (subject to quality and performance specifications), of which approximately $287.0 million had been expended as of March 31, 1998. Estimated total expenditures for 1998 and 1999 together also include approximately $92.0 million for the purchase of electronic equipment. In addition, Qwest anticipates approximately $557.0 million of capital expenditures in 1998 and 1999 to support growth in Carrier Services and Commercial Services.

  As of March 31, 1998, Qwest has obtained the following sources of funds which are available to complete the build-out: (i) approximately $1.2 billion under the Frontier, WorldCom and GTE contracts and additional smaller construction contracts for sales of dark fiber, of which approximately $575.0 million had already been received and $625.0 million remained to be paid at March 31, 1998; (ii) $90.0 million of vendor financing; (iii) $242.0 million in net proceeds from the sale of the Senior Notes, of which approximately $124.4 million was used to pay down certain existing debt; (iv) $342.1 million in net proceeds from the sale of the Senior Discount Notes; (v) $299.2 million in net proceeds from the sale of the New Senior Discount Notes; and (vi) approximately $319.5 million in net proceeds from the Qwest Initial Public Offering. Qwest believes that its available cash and cash equivalent balances at March 31, 1998 and cash flow from operations will satisfy its currently anticipated cash requirements at least through the end of 1998.

  In January 1998, Qwest issued its New Senior Discount Notes, generating net proceeds of approximately $299.2 million, after deducting offering costs. The New Senior Discount Notes will accrete at a rate of 8.29% per annum, compounded semiannually, to an aggregate principal amount of $450.5 million by February 1, 2003. The New Senior Discount Notes mature on February 1, 2008. The New Senior Discount Notes are redeemable at Qwest's option, in whole or in part, at any time on or after February 1, 2003, at specified redemption prices. Cash interest on the New Senior Discount Notes will not accrue until February 1, 2003, and thereafter will accrue at a rate of 8.29% per annum, and will be payable semiannually in arrears commencing on August 1, 2003 and thereafter on February 1 and August 1 of each year. The New Senior Discount Notes indenture contains certain covenants that, among other things, limit the ability of Qwest and certain of its subsidiaries (the "Restricted Subsidiaries") to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets of Qwest or its Restricted Subsidiaries, issue or sell capital stock of Qwest's Restricted Subsidiaries or enter into certain mergers and consolidations.

  In connection with the sale of the New Senior Discount Notes, Qwest agreed to make the Exchange Offer or, alternatively, to file a shelf registration statement under the Securities Act with respect to the New Senior Discount Notes. In April 1998, Qwest filed a registration statement with respect to the Exchange Offer. If the Exchange Offer registration statement is not declared effective within specified time periods or, after being declared effective, ceases to be effective during specified time periods, resulting in a New Senior Discount Registration Default, additional cash interest will accrue at a rate per annum equal to 0.50% of the principal amount at maturity of the New Senior Discount Notes during the 90-day period immediately following the occurrence of a New Senior Discount Registration Default and increasing in increments of 0.25% per annum of the principal amount at maturity of the New Senior Discount Notes up to a maximum of 2.0% per annum, at the end of each subsequent 90-day period until the New Senior Discount Registration Default is cured.

  In October 1997, Qwest issued and sold its Senior Discount Notes, generating net proceeds of approximately $342.1 million, after deducting offering costs. In February 1998, Qwest completed an exchange of identical notes, registered under the Securities Act, for all of the Senior Discount Notes.

  In June 1997, Qwest received approximately $319.5 million in net proceeds from the sale of 31,050,000 shares of Qwest's Common Stock in the Qwest Initial Public Offering.

  In May 1997, Qwest and Nortel, individually and as agent for itself and other specified lenders, entered into a $90.0 million credit agreement (the "Equipment Credit Facility") to fund a portion of certain capital expenditures required to equip the Qwest Network. Under the Equipment Credit Facility, Qwest may borrow funds up to 75% of the purchase price of such equipment and related engineering and installation services provided by Nortel as vendor as it purchases the equipment, with the purchased equipment and related items serving as collateral for the loans of a third party lender. Qwest is committed to purchase from Nortel a minimum of $100.0 million of such equipment and services under a separate procurement agreement. Qwest's total remaining commitment under the procurement agreement was approximately $68.4 million as of December 31, 1997. Principal amounts outstanding under the Equipment Credit Facility will be payable in quarterly installments commencing on June 30, 2000, with full repayment due on March 31, 2004. Borrowings bear interest at Qwest's option at either: (i) a floating base rate announced by a designated reference bank plus an applicable margin; or (ii) LIBOR plus an applicable margin.

  In March 1997, Qwest issued and sold its Senior Notes, generating net proceeds of approximately $242.0 million, after deducting offering costs. A portion of the net proceeds were used to repay amounts due under the then existing revolving credit facility, the construction term loan, equipment loans and term notes, described below. Interest on the Senior Notes is payable semiannually in arrears on April 1 and October 1 of each year, commencing October 1, 1997. The Senior Notes mature on April 1, 2007. The Senior Notes are subject to redemption at the option of Qwest, in whole or in part, at any time on or after April 1, 2002, at specified redemption prices. The indenture for the Senior Notes contains certain covenants that are substantially identical to the New Senior Discount Notes and Senior Discount Notes described above.

  In 1996, Qwest entered into and subsequently amended a long-term $100.0 million revolving credit facility agreement, which was collateralized by shares of common stock owned and pledged by Anschutz Company. In October 1997, Qwest repaid the outstanding balance and terminated this facility.

  In April 1995, Qwest entered into a secured construction loan facility used to fund certain conduit installation projects. The outstanding balance of $10.9 million at December 31, 1997 was repaid in February 1998.

  Qwest also incurred other indebtedness during the three-year period ended December 31, 1997, including five equipment loans in 1995 and 1996 aggregating $10.0 million and two term notes in January 1995 aggregating $12.0 million, the proceeds of which were used to repay a portion of the prior advance from Anschutz Company. In addition, Qwest had other outstanding indebtedness in 1997 which it had incurred prior to 1995, including amounts payable under a network credit facility and an additional equipment loan. Such indebtedness had a weighted average interest rate of approximately 9% in 1997, and was repaid in the second quarter of 1997 with proceeds from the Senior Notes.

YEAR 2000

  Qwest has created a project team including internal and external resources that is in the process of identifying and addressing the impact of problems and uncertainties related to the year 2000 on its operating and application software and products. Qwest expects to resolve year 2000 compliance issues primarily through replacement and normal upgrades of its software and products. However, there can be no assurance that such replacements and upgrades can be completed on schedule and within the estimated costs.

INFLATION

  Inflation has not significantly affected Qwest's operations during the past three years.

                              MANAGEMENT OF QWEST

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of Qwest, their ages and positions with Qwest, and brief biographies are set forth below:

 NAME                                   AGE             POSITION
 ----                                   ---             --------
 Philip F. Anschutz.................... 58  Director and Chairman
                                            Director, President and Chief
 Joseph P. Nacchio..................... 48  Executive Officer
 Robert S. Woodruff.................... 49  Director, Executive Vice
                                             President--Finance and Chief
                                             Financial Officer and
                                             Treasurer
 Jordan L. Haines...................... 70  Director
 Cannon Y. Harvey...................... 57  Director
 Richard T. Liebhaber.................. 63  Director
 Douglas L. Polson..................... 56  Director
 Craig D. Slater....................... 41  Director
 W. Thomas Stephens.................... 55  Director
 Roy A. Wilkens........................ 55  Director
 Joseph T. Garrity..................... 46  Secretary

OTHER MANAGEMENT

  In addition, senior management of QCC includes the individuals set forth below:

 NAME                                   AGE              POSITION
 ----                                   ---              --------
                                            Senior Vice President--Carrier
 Gregory M. Casey...................... 39  Markets
                                            Senior Vice President--Consumer
 Stephen M. Jacobsen................... 39  Markets
                                            Executive Vice President and Chief
 Brij Khandelwal....................... 52  Information Officer
 Reynaldo U. Ortiz..................... 51  Managing Director and Senior Vice
                                             President-- International
 Larry A. Seese........................ 52  Executive Vice President--Network
                                             Engineering and Operations
                                            Executive Vice President--Product
 Nayel S. Shafei....................... 38  Development
                                            Senior Vice President--Network
 August B. Turturro.................... 51  Construction
                                            Senior Vice President--New
 A. Dean Wandry........................ 57  Business Development
                                            Senior Vice President--Corporate
 Marc B. Weisberg...................... 40  Development
 Lewis O. Wilks........................ 44  President--Business Markets

  Philip F. Anschutz has been a Director and the Chairman of the Qwest Board since February 1997. He was a Director and Chairman of the Board of QCC from November 1993 until September 1997. He has been a Director and Chairman of the Board of Anschutz Company, Qwest's majority stockholder, for more than five years, and a Director and Chairman of the Board of The Anschutz Corporation, a wholly owned subsidiary of Anschutz Company, for more than five years. Since the merger of Southern Pacific Rail Corporation ("SPRC") and Union Pacific Corporation ("UP") in September 1996, Mr. Anschutz has served as Vice-Chairman of UP. Prior to the merger, Mr. Anschutz was a Director of SPRC from June 1988 to September 1996, Chairman of SPRC from October 1988 to September 1996, and President and Chief Executive Officer of SPRC from October 1988 to July 1993. He also has been a Director of Forest Oil Corporation since 1995. Mr. Anschutz serves as a member of the Compensation Committee of the Qwest Board (the "Compensation Committee").

  Joseph P. Nacchio became Director, President and Chief Executive Officer of Qwest in February 1997, having been appointed to the same positions at QCC in January 1997. Prior to joining Qwest he was Executive Vice President of AT&T's Consumer and Small Business Division since January 1996. In that capacity he was responsible for AT&T's core consumer long distance business, and AT&T's DirecTV, AT&T Alascom and Language Line businesses. He was also responsible for marketing and sales targeted at all consumer and small businesses in the United States. In 1994 and 1995 Mr. Nacchio was President of AT&T's Consumer Communications Services long distance, a winner of the Malcolm Baldrige National Quality Award for Excellence. From November 1991 until August 1994, Mr. Nacchio was President of AT&T's Business Communications Services unit focused on the long distance communications needs of business customers. Since joining AT&T in June 1970 he held assignments in network operations, engineering, marketing and sales. Mr. Nacchio earned an M.S. degree in management from the Massachusetts Institute of Technology in the Sloan Fellows Program. He also received an M.B.A. degree and a B.S. degree in electrical engineering, both from New York University.

  Robert S. Woodruff became a Director and Executive Vice President--Finance and Chief Financial Officer of Qwest in February 1997. He served as interim Chief Operating Officer of Qwest and QCC from November 1996 through April 1997. He has served as a Director of QCC since December 1996. He became Executive Vice President--Finance, Chief Financial Officer and Treasurer of QCC in August 1994. He serves as a Director of FSI Acquisition Corp., Government Communications Inc., Qwest Transmission Inc., Qwest Properties, Inc., and U.S. TeleSource, Inc., all of which are wholly owned subsidiaries of QCC. He is also Sole Administrator of QCC's Mexican subsidiaries, Opticom, S.A. de C.V., Servicios Derecho de Via, S.A. de C.V., and S.P. Servicios Mexico, S.A. de C.V. Prior to joining Qwest he had been a partner in the accounting firm of Coopers & Lybrand since 1984, where his responsibilities included providing services to communications companies. Mr. Woodruff received a B.B.A. degree in accounting, with honors, from the University of Wisconsin.

  Jordan L. Haines was appointed a Director of Qwest in June 1997. He was Chairman of the Board of Fourth Financial Corporation, a Kansas-based bank holding company, and its subsidiary, Bank IV Wichita, N.A., from 1983 until his retirement in 1991. He has been a member of the Board of Directors of KN Energy, Inc. since 1983 and a Director of Forest Oil Corporation since 1996. Mr. Haines serves as a member of the Audit Committee of the Qwest Board (the "Audit Committee") and the Compensation Committee.

  Cannon Y. Harvey has been a Director of Qwest since February 1997, and was Director of QCC from December 1996 until September 1997. He has been President and Chief Operating Officer of both Anschutz Company and The Anschutz Corporation since December 1996. From February 1995 until September 1996 he served as Executive Vice President--Finance and Law of SPRC; from September 1993 to February 1995 he served as Senior Vice President and General Counsel of SPRC; from May 1993 to September 1993 he served as Vice President--Finance and Law and General Counsel of SPRC. Prior to joining SPRC, Mr. Harvey was a Partner in the law firm of Holme Roberts & Owen LLP for more than five years. Mr. Harvey serves on the Audit Committee.

  Richard T. Liebhaber has been a Director of Qwest since February 1997. He has been a Managing Director of Veronis, Suhler & Associates, Inc., the New York media merchant banking firm, since June 1, 1995. Mr. Liebhaber has been a member of the board of directors of Objective Communications, Inc. since August 1994, the board of directors of Alcatel Network Systems, Inc. since June 1995, the board of directors of Geotek Communications, Inc. since April 1995, the Board of Directors of Internet Communications Corporation since May 1997, and the Board of Directors of Scholz Master Builders since December 1985. From December 1985 to his retirement in May 1995, Mr. Liebhaber served as Executive Vice President of MCI Communications Corporation and as a member of its Management Committee. Mr. Liebhaber was a member of the Board of Directors of MCI Communications Corporation from July 1992 until his retirement in May 1995.

  Douglas L. Polson has been a Director of Qwest since February 1997, and was Director of QCC for more than five years until 1997. He has been a Director and Vice President--Finance of both Anschutz Company and The Anschutz Corporation for more than five years. He was a Director of SPRC from June 1988 to September 1996; Vice Chairman of SPRC from June 1988 to September 1996; and a Vice President of SPRC from October 1988 to September 1996.

  Craig D. Slater has been a Director of Qwest since February 1997 and a Director of QCC since November 1996. He has been President of Anschutz Investment Company since August 1997 and Vice President--Acquisitions and Investments of both Anschutz Company and The Anschutz Corporation since August 1995. Mr. Slater served as Corporate Secretary of Anschutz Company and The Anschutz Corporation from September 1991 to October 1996 and held various other positions with those companies from 1988 to 1995. He has been a Director of Forest Oil Corporation since 1995 and Internet Communications Corporation since 1996.

  W. Thomas Stephens was appointed a Director of Qwest in June 1997. He is President, Chief Executive Officer and a Director of MacMillan Bloedel Limited, Canada's largest forest products company. He served from 1986 until his retirement in 1996 as President and Chief Executive Officer of Manville Corporation, an international manufacturing and resources company. He also served as a member of the Manville Corporation Board of Directors from 1986 to 1996, and served as Chairman of the Board from 1990 to 1996. Mr. Stephens is a Director of The Putnam Funds and New Century Energies. He serves as a member of the Audit Committee and the Compensation Committee.

  Roy A. Wilkens was appointed a Director of Qwest in March 1998. Mr. Wilkens was President of Williams Pipeline Company when he founded WilTel Network Services as an operating unit of The Williams Companies, Inc. in 1985. He was Founder/CEO of WilTel Network Services from 1985 to 1997. In 1995, WilTel Network Services was acquired by LDDS Communications, which now operates under the name WorldCom. In 1997, Mr. Wilkens retired from WorldCom as Vice Chairman. In 1992, Mr. Wilkens was appointed by President George Bush to the National Security Telecommunications Advisory Council. He has also served as Chairman of both the Competitive Telecommunications Association ("CompTel") and the National Telecommunications Network. Mr. Wilkens is a member of the Board of Directors of Paging Network Inc., UniDial Inc. and Invensys Corporation Inc.

  Joseph T. Garrity has been Secretary of Qwest since February 1997, Secretary of QCC since November 1996, and has been a Director of QCC since September 1997. He is also Senior Director--Legal, Regulatory and Legislative Affairs of QCC since November 1996 and was Director--Regulatory and Legislative Affairs of QCC from March 1995 to November 1996. Prior to joining Qwest, from 1992 to March 1995, Mr. Garrity was Senior Attorney with MCI Telecommunications Corporation; and from 1991 to 1992 he was President of Garrity, Inc. and Joseph T. Garrity, P.C., where he was an attorney and consultant in the areas of domestic and international telecommunications. From 1988 to 1991 he was Counsel and Assistant Secretary to Jones International, Ltd., Jones Intercable, Inc. and Jones Spacelink, Ltd. and from 1989 to 1991 was President, Jones Programming Services, Inc. He has B.S. and M.S. degrees from Northwestern University and a J.D. degree from DePaul University College of Law.

  Gregory M. Casey became Senior Vice President--Carrier Markets of QCC in June 1997. In this capacity, he is responsible for all of Qwest's carrier marketing and sales programs. Prior to joining QCC, Mr. Casey was, since 1996, Vice President of Carrier Relations and Regulatory Affairs at LCI, with responsibility for managing relationships with RBOCs and LECs and negotiating interconnection arrangements and wholesale pricing for resale of local service. From 1991 to 1996, he was employed by ONCOR Communications Inc., where he served as Senior Vice President of Regulatory Affairs and Telephone Company Relations. Prior to joining ONCOR, he was Senior Vice President and General Counsel for Telesphere International Inc. Mr. Casey holds a B.A. degree in political science from the University of Connecticut and a J.D. degree from DePaul University College of Law.

  Stephen M. Jacobsen became Senior Vice President--Consumer Markets of QCC in March 1997. In this capacity, he is responsible for all of QCC's consumer marketing and sales programs. Prior to joining QCC, Mr. Jacobsen was Regional Vice President--Consumer and Small Business for AT&T in Southern California and Nevada since 1996, with responsibility for all marketing functions for consumer and small business customers in those geographic areas. During his nearly sixteen-year career at AT&T, Mr. Jacobsen held key managerial positions in the network services division, including responsibility for AT&T's network operations center in the western region as well as positions in sales, marketing and product management. Mr. Jacobsen holds an M.S. degree in management from the Massachusetts Institute of Technology in the Sloan Fellows Program and a B.S.B.A. degree from the University of Arizona.

  Brij Khandelwal became Executive Vice President and Chief Information Officer of QCC in October 1997. Prior to joining Qwest he was Vice President and Chief Information Officer at Lucent Technologies Network Systems from November 1995 to October 1997. At Lucent from August 1994 to October 1997, he was responsible for global delivery of enterprise information systems and services aligned with corporate strategic and tactical goals. He is experienced in a wide range of information technologies, systems and processes affecting the business enterprise, including sales, marketing, financial, operations, and R&D. From August 1990 through August 1994 he was Director, Systems Development at GE Aerospace/Martin Marietta, where he was responsible for architecture and delivery of enterprise information systems. Mr. Khandelwal holds a B.S. from the University of Roorkee (Roorkee, India), an M.S. from the University of Nebraska, and a Ph.D. from the University of Wisconsin.

  Reynaldo U. Ortiz became Managing Director and Senior Vice President-- International of QCC in December 1997. Before joining Qwest full time, Mr. Ortiz was a consultant to QCC. In this capacity, he negotiated with the government of Mexico and arranged a transaction with Bestel S.A. de C.V. to extend the Qwest network into 14 major cities in Mexico. Previously, Mr. Ortiz served as President and CEO of US West International, Inc., where he developed and implemented a successful strategy for US West's entry into the cable television-telephony and wireless communications markets in Asia, Europe and Latin America. He also developed international distribution sales and marketing agreements and product sourcing for International Business Machines, Inc. Mr. Ortiz received an honorary doctorate degree in law from New Mexico State University for his international achievements. He also holds an M.S. in management from Stanford University.

  Larry A. Seese became Executive Vice President--Network Engineering and Operations of QCC in October 1997. From 1968 to October 1997, he was employed by AT&T, most recently as Vice President of Network Operations. During Mr. Seese's 29 year tenure at AT&T, he was responsible for managing the operations, reliability and cost performance of AT&T's voice and data networks and worked on the development of advanced switching systems and the development of lightwave systems. He has experience in all aspects of network planning, development, certification and deployment. Mr. Seese holds a B.S. from the University of Kentucky and an M.S. from Columbia University, both in electrical engineering. He also received an M.S. from the Sloan School of Management at Massachusetts Institute of Technology.

  Nayel S. Shafei became Executive Vice President--Product Development of QCC in August 1997. From August 1996 to August 1997 he was Senior Vice President and General Manager of Arrowsmith Corporation's Telecommunications Division. From July 1994 to August 1996, he was Vice President and General Manager for AlliedSignal. From April 1992 to July 1994, he was Vice President, Development and General Manager for Computervision Corporation, and was Principal Architect, Research and Development for Computervision from August 1986 to February 1991. Mr. Shafei serves as a computer/communications consultant for the United Nations Development Program and is a member of the IEEE Computer Society, Association of Computer Machinery, Society of Cable Engineers and Product Data Exchange Standards. He holds an undergraduate degree from Cairo University and an M.S. and a Ph.D. in computer science from the school of engineering at Massachusetts Institute of Technology.

  August B. Turturro became Senior Vice President--Network Construction for QCC in September 1997 and President and Chief Operating Officer of Qwest Network Construction Services. From January 1996 to September 1997, Mr. Turturro was President and Chief Operating Officer of Inliner American, a specialty trenchless utility contractor. From January 1992 to January 1996 he was President and Chief Executive Officer of Fishbach Corporation and its Natkin Group, which is the second largest specialty contractor in the United States. Mr. Turturro has over 27 years of construction experience as a professional engineer and holds contractor licenses in several states. He holds a B.S. degree in Mechanical Engineering from West Virginia University.

  A. Dean Wandry became Senior Vice President--Cable & Access Services for QCC in November 1994 and Senior Vice President--New Business Development for QCC in December 1995. In 1981 Mr. Wandry formed Citation Cable Systems Limited, which merged into Fanch Communications, Inc. in 1986. Following the merger, he served as Vice President-Operations until he joined QCC. He joined Bayly Corp., a multinational apparel manufacturer, in 1967 and served as President of the Sales and Marketing Division from 1977 to 1981. He holds a B.S. degree in economics from the University of Colorado.

  Marc B. Weisberg became Senior Vice President--Corporate Development of QCC in September 1997. Prior to joining QCC, he was the founder and owner of Weisberg & Company, where he provided investment banking and advisory services to clients in several industries, including telecommunications, multimedia and emerging technologies. Mr. Weisberg holds a B.A. from Michigan State University.

  Lewis O. Wilks became President--Business Markets of QCC in October 1997. Mr. Wilks, who previously was President of GTE Communications, has extensive senior-level management experience in delivering communications services to the corporate sector. While Mr. Wilks served as President of GTE Communications, he oversaw national sales, service and marketing activities for the competitive local exchange markets. The business unit, under his leadership, was responsible for all consumer, business and strategic accounts as well as long distance, media ventures and Internet product distribution. Before joining GTE, Mr. Wilks was a senior executive with MCI Corporation, and held a variety of management positions with Wang Laboratories. Mr. Wilks holds a B.S. degree in public relations and data processing from Central Missouri State University.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

  The Qwest Board held 14 meetings during 1997, including both regularly scheduled and special meetings and actions by unanimous written consent.

  Audit Committee. The Qwest Board established an Audit Committee in May 1997 to: (i) make recommendations concerning the engagement of independent public accountants; (ii) review with Qwest management and the independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of audits; (iii) approve the professional services provided by the independent public accountants; (iv) review the adequacy and effectiveness of Qwest's internal accounting controls; and (v) perform any other duties and functions required by any organization under which Qwest's securities may be listed. Cannon Y. Harvey, Jordan L. Haines and W. Thomas Stephens are the members of the Audit Committee. The Audit Committee did not meet during 1997.

  Compensation Committee. In December 1996, the Board of Qwest's predecessor company created a Compensation Committee and appointed Philip F. Anschutz and Cannon Y. Harvey to serve on the committee. In July 1997, Mr. Harvey resigned from the committee. Since July 1997, Philip F. Anschutz, Jordan L. Haines and
W. Thomas Stephens have served on the committee. The Compensation Committee determines the salaries, cash bonuses and fringe benefits of the executive officers, reviews the salary administration and benefit policies of Qwest and administers the Growth Share Plan and the Equity Incentive Plan. Effective as of November 1997, Mr. Anschutz elected not to participate in the grant of options and other awards under the Equity Incentive Plan. During 1997, the Compensation Committee held one formal meeting in conjunction with a meeting of the Board, took action by unanimous written consent four times and had informal meetings preceding the actions taken by unanimous written consent.

  Each Director attended more than 75% of the aggregate number of the Qwest Board and/or applicable committee meetings in 1997.

         COMPENSATION OF QWEST'S DIRECTORS AND EXECUTIVE OFFICERS

DIRECTOR COMPENSATION

  Directors who are officers or employees of Qwest or any of its affiliates do not receive compensation, except as officers or employees of Qwest or its affiliates.

  Directors who are neither officers nor employees of Qwest or any of its affiliates, other than Mr. Liebhaber, are entitled to receive $24,000 per annum for serving as directors of Qwest. Each director who is neither an officer nor an employee of Qwest or any of its affiliates, other than Mr. Liebhaber, is entitled to receive an attendance fee of $2,000 per meeting of the Board and of a committee of which he is a member. The Board has adopted the Qwest Communications International Inc. Equity Compensation Plan for Non-Employee Directors (the "Director Equity Plan") pursuant to which each director who is not an employee of Qwest or any of its affiliates may elect to receive directors' fees in the form of Qwest Common Stock. Directors may elect on a quarterly basis to receive their directors' fees either in Qwest Common Stock or in cash.

  Mr. Liebhaber has a consulting agreement with QCC. The consulting agreement provides that he will be paid an annual retainer fee of $250,000 plus reimbursement for out-of-pocket expenses not to exceed $10,000 without QCC's prior approval. Mr. Liebhaber agreed to waive director's fees in consideration for these payments. See "CERTAIN QWEST TRANSACTIONS."

  Messrs. Slater, Polson and Liebhaber, directors of Qwest, have been granted a total of 20,000, 7,500 and 10,000 growth shares, respectively, under the Growth Share Plan. All of Mr. Polson's growth shares became 100% vested and payable at the time of the Qwest Initial Public Offering and he received compensation attributable to his growth shares in 1997 of $1,772,449. 7,500 of Mr. Slater's growth shares became 100% vested and payable at the time of the Qwest Initial Public Offering and he received compensation attributable to such growth shares in 1997 of $1,772,449. The balance of Mr. Slater's growth shares and all of Mr. Liebhaber's growth shares remain outstanding, but the value of such growth shares has been capped at a value generally determined by the $11.00 per share price (as adjusted to reflect the Qwest Stock Split) of Qwest's Common Stock in the Initial Public Offering and the performance cycle will end on a date in 2001 selected by Qwest in its sole discretion. Based upon the provisions of the Growth Share Plan and their respective growth share agreements, as amended, the maximum amount payable to Messrs. Slater and Liebhaber with respect to the balance of their growth shares is $2.3 million and $1.8 million, respectively. Messrs. Slater and Liebhaber also received stock options at the time of the Qwest Initial Public Offering to provide incentive compensation with respect to appreciation in the Qwest Common Stock subsequent to the Qwest Initial Public Offering.

  Messrs. Slater, Liebhaber and Harvey have each been granted stock options pursuant to the Equity Incentive Plan. Mr. Slater has been granted stock options covering a total of 650,000 shares of Qwest Common Stock with 250,000 options having an exercise price of $11.00 per share and vesting at the rate of 20% per year beginning at the same time as Mr. Slater's growth shares and 400,000 options having an exercise price of $30.00 per share and vesting at the rate of 20% per year beginning on December 1, 1998. Mr. Liebhaber has been granted stock options covering a total of 300,000 shares of Qwest Common Stock, with 200,000 options having an exercise price of $11.00 per share and vesting at the rate of 20% per year beginning at the same time as Mr. Liebhaber's growth shares and 100,000 shares having an exercise price of $30.00 per share and vesting at the rate of 20% per year beginning on December 1, 1998. Mr. Harvey has been granted stock options covering a total of 200,000 shares of Qwest Common Stock with an exercise price of $30.00 per share and vesting at the rate of 20% per year beginning on December 1, 1998.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid or accrued to Qwest's Chief Executive Officer and four other most highly compensated executive officers of Qwest and its operating subsidiaries (the "Named Executives") during the fiscal years ended December 31, 1997, 1996, and 1995, together with the compensation paid or accrued to additional executive officers of Qwest and its operating subsidiaries who joined Qwest in 1997 whose annualized rate of salary would place them among the four most highly compensated executive officers. The position identified in the table for each person is that person's current position at Qwest unless otherwise indicated. Mr. Nacchio joined Qwest as its Chief Executive Officer effective January 4, 1997. Mr. Woodruff served as interim Chief Operating Officer of QCC from November 1996 to April 28, 1997.

                          SUMMARY COMPENSATION TABLE

                                                                           LONG TERM
                                       ANNUAL COMPENSATION               COMPENSATION
                                  ---------------------------------  ---------------------
                                                                       AWARDS    PAYOUTS
                                                                     ---------- ----------
                                                                     NUMBER OF
                                                                     SECURITIES
                                                       OTHER ANNUAL  UNDERLYING    LTIP     ALL OTHER
 NAME/PRINCIPAL POSITION     YEAR  SALARY      BONUS   COMPENSATION   OPTIONS    PAYOUTS   COMPENSATION
 -----------------------     ---- --------    -------- ------------  ---------- ---------- ------------
 Joseph P. Nacchio.......    1997 $593,461    $300,000         --    6,000,000          --  $7,405,273(1)
  President and Chief        1996       --          --         --           --          --          --
  Executive Officer          1995       --          --         --           --          --          --
 Robert S. Woodruff......    1997 $200,000    $ 70,000    $25,000(2)   400,000  $9,453,025  $    7,750(3)
  Executive Vice
   President--               1996  182,200      25,000      2,083           --          --       5,466
  Finance and Chief          1995  167,766      16,500         --           --          --       1,671
  Financial Officer and
  Treasurer
 A. Dean Wandry...........   1997 $157,000    $ 47,100         --      150,000  $8,271,383  $    7,930(3)
  Senior Vice President--    1996  148,300      30,000         --           --          --       7,725
  New Business               1995  141,866      14,000         --           --          --       2,310
  Development of QCC
 Anthony J. Brodman.......   1997 $157,000    $     --         --       50,000  $5,908,127  $    7,930(3)
  Senior Vice President--    1996  152,333      30,000         --           --          --       7,945
  Fiber Markets of QCC       1995  130,270      11,364    $15,752(4)        --          --       7,163
 Stephen M. Jacobson......   1997 $143,020(5)       --   $132,085(6)   600,000          --          --
  Senior Vice President--    1996       --          --         --           --          --          --
  Consumer Markets of QCC    1995       --          --         --           --          --          --
 Lewis O. Wilks...........   1997 $ 50,750(7)       --   $200,000(6)   700,000          --          --
  President--Business        1996       --          --         --           --          --          --
  Markets of QCC             1995       --          --         --           --          --          --
 Brij Khandelwal..........   1997 $ 47,740(8)       --   $150,000(6)   700,000          --          --
  Executive Vice President   1996       --          --         --           --          --          --
  and Chief Information      1995       --          --         --           --          --          --
  Officer of QCC
 Larry A. Seese...........   1997 $ 54,994(9)       --   $200,000(6)   750,000          --          --
  Executive Vice President   1996       --          --         --           --          --          --
  --Network Engineering
   and                       1995       --          --         --           --          --          --
  Operations of QCC

--------
(1) The amount shown represents the first installment of the "equalization payment" (see "--Employment Contracts and Termination of Employment and Change-in-Control Arrangements") paid to Mr. Nacchio in 1997 together with interest of $173,273 that accrued with respect to the remaining portion of the "equalization payment." That interest was paid to Mr. Nacchio in January 1998.
(2) The amount shown represents QCC's forgiveness of a portion of a loan.
(3) The amount shown represents QCC's contribution to QCC's 401(k) plan.
(4) The amount shown represents commissions.
(5) Mr. Jacobsen began his employment with QCC in March 1997 and amounts disclosed for Mr. Jacobsen for 1997 represent compensation paid after that date. Mr. Jacobsen will receive an annual salary of $192,770 for 1998.
(6) The amount shown represents relocation payments.
(7) Mr. Wilks began his employment with QCC in October 1997 and amounts disclosed for Mr. Wilks for 1997 represent compensation paid after that date. Mr. Wilks will receive an annual salary of $273,000 for 1998.
(8) Mr. Khandelwal began his employment with QCC in October 1997 and amounts disclosed for Mr. Khandelwal for 1997 represent compensation paid after that date. Mr. Khandelwal will receive an annual salary of $225,000 for 1998.
(9) Mr. Seese began his employment with QCC in October 1997 and amounts disclosed for Mr. Seese for 1997 represent compensation paid after that date. Mr. Seese will receive an annual salary of $230,000 for 1998.

STOCK OPTION GRANTS

  The following table sets forth information with respect to the Named Executives concerning the grant of stock options in 1997.

                                                                              POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED
                                                                              ANNUAL RATE OF STOCK
                                                                               PRICE APPRECIATION
                                      INDIVIDUAL GRANTS AWARDS                     FOR OPTION
                         --------------------------------------------------- -----------------------
                            NUMBER OF      % OF TOTAL    EXERCISE
                           SECURITIES    OPTIONS GRANTED OR BASE
                           UNDERLYING    TO EMPLOYEES IN  PRICE   EXPIRATION
          NAME           OPTIONS GRANTED   FISCAL YEAR    ($/SH)     DATE       5%($)      10%($)
          ----           --------------- --------------- -------- ---------- ----------- -----------
Joseph P. Nacchio.......    6,000,000(1)      43.18%     $ 11.00   6/30/03   $22,617,341 $51,375,214
Robert S. Woodruff......      400,000(2)       2.88%     $ 30.00   12/1/07     7,546,736  19,124,910
Lewis O. Wilks..........      700,000(3)       5.04%     $ 23.75   10/3/07    10,455,373  26,495,968
Brij Khandelwal.........      700,000(4)       5.04%     $22.875   9/27/07    10,070,175  25,519,801
Larry A. Seese..........      750,000(5)       5.40%     $22.875   9/26/07    10,789,473  27,342,644
A. Dean Wandry..........      150,000(2)       1.08%     $ 30.00   12/1/07     2,830,026   7,171,841
Stephen M. Jacobsen.....      600,000(6)       4.32%     $ 11.00   9/24/03     2,299,861   5,248,074
Anthony J. Brodman......       50,000(7)       0.36%     $ 11.00    4/1/03       182,584     413,888

--------
(1) Granted on June 23, 1997 and exercisable in five annual increments of 20% each commencing December 31, 1997.
(2) Granted on December 1, 1997 and exercisable in five annual increments of 20% each commencing December 1, 1998.
(3) Granted on October 3, 1997 and exercisable in increments of 140,000 shares each year for four years beginning October 27, 1998 and in two additional increments of 70,000 shares each on October 27, 2002 and October 27, 2003.
(4) Granted on September 27, 1997 and exercisable in five annual increments of 20% each commencing October 16, 1998.
(5) Granted on September 26, 1997 and exercisable in two annual increments of 200,000 shares each commencing October 6, 1998, three annual increments of 100,000 shares for each of three years beginning October 6, 2000 and a final increment of 50,000 shares on October 6, 2003.
(6) Granted on June 23, 1997 and exercisable in 15% increments on each of March 24, 1998 through March 24, 2001 and in an increment of 40% on March 24, 2002.
(7) Granted on June 23, 1997 and exercisable in 15% increments commencing October 1, 1997 through October 1, 2000 and in an increment of 40% on October 1, 2001.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information with respect to the Named Executives concerning unexercised options held at the end of 1997. None of the Named Executives exercised options during 1997.

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                              OPTIONS AT FISCAL YEAR    OPTIONS AT FISCAL YEAR
                                        END                       END
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Joseph P. Nacchio...........  1,200,000    4,800,000   $22,500,000  $90,000,000
Robert S. Woodruff..........         --      400,000            --           --
Lewis O. Wilks..............         --      700,000            --    4,200,000
Brij Khandelwal.............         --      700,000            --    4,812,500
Larry A. Seese..............         --      750,000            --    5,156,250
A. Dean Wandry..............         --      150,000            --           --
Stephen M. Jacobsen.........         --      600,000            --   11,250,000
Anthony J. Brodman..........      7,500       42,500       140,625      796,875

GROWTH SHARE PLAN

  Qwest's Growth Share Plan (the "Growth Share Plan"), as amended, provides for the grant of "growth shares" to selected employees and directors of Qwest and certain affiliates who can significantly affect the long-term financial success of Qwest. The Growth Share Plan is unfunded and is a general, unsecured obligation of Qwest. A growth share is a unit of value based on the increase in the value of Qwest over a specified performance cycle or other specified measuring period. The value of a growth share is generally equal to
(i) the value of Qwest at or near the date of a "triggering event" (as defined below), minus (ii) the value of Qwest as of a date determined by the Qwest Board in its sole discretion at the time of grant of a growth share ("Beginning Company Value"), minus (iii) the value of contributions to capital during the period beginning with the date as of which Qwest's value for purposes of the growth share grant is determined and ending with the date as of which the value of the growth shares is determined (the "Measuring Period") together with an amount equal to 9% of each such contribution made by entities controlled by Philip F. Anschutz, compounded annually, reduced for any return of capital, plus (iv) dividends paid during the Measuring Period, divided by
(v) 10,000,000 (the total number of growth shares authorized). The value of Qwest for this purpose will be based on the trading price of Qwest's equity securities over the 20 consecutive trading days ending on the last day of the Measuring Period if all classes of Qwest's outstanding equity securities are publicly traded and Qwest is subject to the reporting and disclosure rules of the Exchange Act, otherwise the value will be determined by independent appraisal. Payment for growth shares is generally made at the end of the performance cycle or upon the occurrence of certain "triggering events", which consist of termination of the Growth Share Plan and a "change in control" (see "--Employment Contracts and Termination of Employment and Change-in-Control Arrangements"). Qwest has entered into amendments to the growth share arrangements with Messrs. Nacchio and Jacobsen which provide that (i) following completion of the Qwest Initial Public Offering, the value of the growth shares is capped at a value generally determined by the $11 per share price (as adjusted to reflect the Qwest Stock Split) of the Qwest Common Stock in the Qwest Initial Public Offering and (ii) the performance cycle will end on a date in 2001 selected by Qwest in its sole discretion. Based upon the provisions of the Growth Share Plan and their respective growth share agreements, as amended, the maximum amount payable to Messrs. Nacchio and Jacobsen with respect to their growth shares is $27.7 million and $2.8 million, respectively. The growth shares vest at the rate of 20% per year, beginning on January 1, 1998 for Mr. Nacchio and March 24, 1998 for Mr. Jacobsen. In addition, the growth shares will become fully vested in the event of death, disability or retirement after age 65. See "--Employment Contracts and Termination of Employment and Change-in-Control Arrangements" for a more detailed description of Mr. Nacchio's growth share grant.

  The following table sets forth the growth shares that were granted to the Named Executives in 1997.

             LONG-TERM INCENTIVE PLANS--AWARDS IN FISCAL YEAR 1997

                                                NUMBER
                                               OF GROWTH
                     NAME                       SHARES     PERFORMANCE PERIOD
                     ----                      --------- -----------------------
Joseph P. Nacchio.............................  300,000  January 1, 1997 to 2001
Stephen M. Jacobsen...........................   30,000  January 1, 1997 to 2001

EQUITY INCENTIVE PLAN

  Qwest adopted the Qwest Communications International Inc. Equity Incentive Plan (the "Equity Incentive Plan") effective June 23, 1997. The purposes of the Equity Incentive Plan are to provide those who are selected for participation with added incentives to continue in the long-term service of Qwest and to create in such persons a more direct interest in the future success of the operations of Qwest by relating incentive compensation to increases in shareholder value, so that the income of those participating in the Equity Incentive Plan is more closely aligned with the income of the Qwest Stockholders. The Equity Incentive Plan is also designed to provide a financial incentive that will help Qwest attract, retain and motivate the most qualified employees and consultants.

  The Equity Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock units and other stock grants to employees of Qwest and affiliated companies and consultants to Qwest and affiliated companies. A maximum of 20,000,000 shares of Qwest Common Stock may be subject to awards under the Equity Incentive Plan. The number of shares is subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the Qwest Common Stock. Shares of Qwest Common Stock covered by unexercised non-qualified or incentive stock options that expire, terminate or are canceled, together with shares of Qwest Common Stock that are forfeited pursuant to a restricted stock grant or any other award (other than an option) under the Equity Incentive Plan or that are used to pay withholding taxes or the option exercise price, will again be available for option or grant under the Equity Incentive Plan.

  Participation. The Equity Incentive Plan provides that awards may be made to eligible employees and consultants who are responsible for Qwest's growth and profitability. Qwest currently considers all of its employees and consultants to be eligible for grant of awards under the Equity Incentive Plan. As of March 31, 1998, there were approximately 1,965 eligible participants.

  Administration. The Equity Incentive Plan is administered by the Compensation Committee. The Compensation Committee must be structured at all times so that the Equity Incentive Plan satisfies the requirements of Rule 16b-3 under the Exchange Act. To the extent practicable, Qwest intends to satisfy the requirement for administration by "outside" directors under
Section 162(m) of the Code ("Section 162(m)") with respect to grants to employees whose compensation is subject to Section 162(m). The Compensation Committee has the sole discretion to determine the employees and consultants to whom awards may be granted under the Equity Incentive Plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and stock units are granted by the Compensation Committee to employees and consultants in such numbers and at such times during the term of the Equity Incentive Plan as the Compensation Committee shall determine, except that the maximum number of shares subject to one or more awards that can be granted during the term of the Equity Incentive Plan to any employee or consultant is 20,000,000 shares of Qwest Common Stock, and except that incentive stock options may be granted only to employees. In granting options, stock appreciation rights, restricted stock and stock units, the Compensation Committee will take into account such factors as it may deem relevant in order to accomplish the Equity Incentive Plan's purposes, including one or more of the following: the extent to which performance goals have been met, the duties of the respective employees and consultants and their present and potential contributions to Qwest's success.

  Exercise of Options. The Compensation Committee determines the exercise price for each option; however, incentive stock options must have an exercise price that is at least equal to the fair market value of the Qwest Common Stock on the date the incentive stock option is granted (at least equal to 110% of fair market value in the case of an incentive stock option granted to an employee who owns Qwest Common Stock having more than 10% of the voting power). An option holder may exercise an option by written notice and payment of the exercise price in (i) cash or certified funds, (ii) by the surrender of a number of shares of Qwest Common Stock already owned by the option holder for at least six months with a fair market value equal to the exercise price, or (iii) through a broker's transaction by directing the broker to sell all or a portion of the Qwest Common Stock to pay the exercise price or make a loan to the option holder to permit the option holder to pay the exercise price. Option holders who are subject to the withholding of federal and state income tax as a result of exercising an option may satisfy the income tax withholding obligation through the withholding of a portion of the Qwest Common Stock to be received upon exercise of the option. Options, stock appreciation rights, stock units and restricted stock awards granted under the Equity Incentive Plan are not generally transferable other than by will or by the laws of descent and distribution.

  Option Term. The Compensation Committee determines the term of each Option, which shall be no longer than ten years (five years in the case of an incentive stock option granted to an employee who owns Qwest Common Stock having more than 10% of the voting power). Unless the Compensation Committee provides otherwise, the following provisions apply in the event of an employee's termination of employment. If the option holder's services are terminated for cause, as determined by Qwest, the option terminates immediately. If the option holder becomes disabled, the option may be exercised for one year after the option holder terminates employment on account of disability. If the option holder dies during employment or in the one-year period referred to in the preceding sentence, the option may be exercised for one year after the option holder's death. If the option holder terminates employment for any reason other than cause, disability, or death, the option may be exercised for three months after termination of employment. In all cases, the option can be exercised only to the extent it is vested at the time of termination of employment.

  Restricted Stock. The Compensation Committee may grant a Participant a number of shares of restricted stock as determined by the Compensation Committee in its sole discretion. Grants of restricted stock may be subject to such restrictions, including for example, continuous employment with Qwest for a stated period of time or the attainment of performance goals and objectives, as determined by the Compensation Committee in its sole discretion. The restrictions may vary among awards and participants. If a participant dies or becomes disabled or retires pursuant to Qwest's retirement policy, the restricted stock will become fully vested as to a pro rata portion of each award based on the ratio of the number of months of employment completed at termination of employment from the date of the award to the total number of months of employment required for each award to become fully vested. The remaining portion of the restricted stock will be forfeited. If a participant terminates employment for any other reason, all unvested shares of restricted stock will be forfeited.

  Stock Units. The Compensation Committee may grant stock units to participants. The Compensation Committee determines the number of stock units to be granted, the goals and objectives to be satisfied, the time and manner of payment, and any other terms and conditions applicable to the stock units.

  Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights to participants, either separately or in tandem with the grant of options. The Compensation Committee determines the period during which a stock appreciation right may be exercised and the other terms and conditions applicable to the stock appreciation rights. Upon exercise of a stock appreciation right, a participant is entitled to a payment equal to the number of shares of Qwest Common Stock as to which the stock appreciation right is exercised times the excess of the fair market value of a share of Qwest Common Stock on the date the stock appreciation right is exercised over the fair market value of a share of Qwest Common Stock on the date the stock appreciation right was granted. The amount may be paid in shares of Qwest Common Stock, in cash, or in a combination of cash and Qwest Common Stock as the Compensation Committee determines in its sole discretion. Upon termination of employment, stock appreciation rights are exercisable in the same manner as options. See "--Option Term." If a stock appreciation right is granted in tandem with an option, exercise of the stock appreciation right or the option will result in an equal reduction in the number of shares subject to the corresponding option or stock appreciation right.

  Other Stock Grants. The Compensation Committee may award stock bonuses to such participants, subject to such conditions and restrictions, as it determines in its sole discretion. Stock bonuses may be outright grants or may be conditioned on continued employment or attainment of performance goals as the Compensation Committee determines in its sole discretion. The Qwest Board may, in its sole discretion, establish other incentive compensation arrangements pursuant to which participants may acquire Qwest Common Stock or provide that other incentive compensation will be paid in Qwest Common Stock under the Equity Incentive Plan.

  Nontransferability. Except as may be otherwise permitted by the Compensation Committee, options, stock appreciation rights, stock units and restricted stock awards granted under the Equity Incentive Plan are not transferable other than by will or by the laws of descent and distribution.

  Change in Control. All awards granted under the Equity Incentive Plan shall immediately vest upon any "change in control" of Qwest unless provided otherwise by the Compensation Committee at the time of grant. A "change in control" occurs if (i) 20% or more of Qwest's voting stock or outstanding stock is acquired by persons or entities (other than Anschutz Company, The Anschutz Corporation, a Delaware corporation wholly owned by Anschutz Company, or any other entity controlled by Philip F. Anschutz ("Anschutz Entities")) and the beneficial ownership so acquired exceeds the beneficial ownership of the Anschutz Entities or (ii) the Anschutz Entities no longer have beneficial ownership of at least 20% of Qwest's voting stock or outstanding stock.

  Merger and Reorganization. Upon the occurrence of (i) the reorganization (other than a bankruptcy reorganization), merger or consolidation of Qwest (other than a reorganization, merger or consolidation in which Qwest is the continuing company and that does not result in any change in the outstanding shares of Qwest Common Stock), (ii) the sale of all or substantially all of the assets of Qwest (other than a sale in which Qwest continues as a holding company of an entity that conducts the business formerly conducted by Qwest), or (iii) the dissolution or liquidation of Qwest, all outstanding options will terminate automatically when the event occurs if Qwest gives the option holders 30 days' prior written notice of the event. Notice is also given to holders of other awards. Notice is not required for a merger or consolidation or for a sale if Qwest, the successor, or the purchaser makes adequate provision for the assumption of the outstanding options or the substitution of new options or awards on terms comparable to the outstanding options or awards. When the notice is given, all awards shall immediately vest and all restrictions shall lapse and all outstanding options can be immediately exercised prior to the event and all other awards become exercisable and/or payable.

  Amendment and Termination. The Qwest Board may amend the Equity Incentive Plan in any respect at any time provided stockholder approval is obtained when necessary or desirable, but no amendment can impair any option, stock appreciation right, award or unit previously granted or deprive an option holder, without his or her consent, of any Qwest Common Stock previously acquired. The Equity Incentive Plan will terminate in 2007 unless sooner terminated by the Qwest Board.

  Federal Income Tax Consequences of Issuance and Exercise of Options Under the Equity Incentive Plan. When a non-qualified stock option is granted, there are no income tax consequences for the option holder or Qwest. When a non-qualified stock option is exercised, in general, the option holder recognizes compensation equal to the excess of the fair market value of the Qwest Common Stock on the date of exercise over the exercise price. If, however, the sale of the Qwest Common Stock at a profit would subject the option holder to liability under Section 16(b) of the Exchange Act ("Section 16(b)"), the option holder will recognize compensation income equal to the excess of (i) the fair market value of the Qwest Common Stock on the earlier of the date that is six months after the date of exercise or the date the option holder can sell the Qwest Common Stock without Section 16(b) liability over (ii) the exercise price. The option holder who is subject to Section 16(b) can make an election under Section 83(b) of the Code to measure the compensation as of the date the non-qualified option is exercised. The compensation recognized by an employee is subject to income tax withholding. Qwest is entitled to a deduction equal to the compensation recognized by the option holder for Qwest's taxable year that ends with or within the taxable year in which the option holder recognized the compensation, assuming that the compensation amounts satisfy the ordinary and necessary and reasonable compensation requirements for deductibility and that the deduction is not limited by
Section 162(m).

  When an incentive stock option is granted, there are no income tax consequences for the option holder or Qwest. When an incentive option is exercised, the option holder does not recognize income and Qwest does not receive a deduction. The option holder, however, must treat the excess of the fair market value of the Qwest Common Stock on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the option holder makes a "disqualifying disposition" of the Qwest Common Stock (described below) in the same taxable year the incentive stock option was exercised, there are no alternative minimum tax consequences.

  If the option holder disposes of the Qwest Common Stock after the option holder has held the Qwest Common Stock for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as capital gain for the option holder. Qwest is not entitled to a deduction. If the option holder makes a "disqualifying disposition" of the Qwest Common Stock by disposing of the Qwest Common Stock before a date at least two years after the date the incentive option was granted and one year after the date the incentive option was exercised, the option holder recognizes compensation income equal to the excess of (i) the fair market value of the Qwest Common Stock on the date the incentive option was exercised or, if less, the amount received on the disposition over (ii) the exercise price. In the event of a disqualifying disposition, Qwest is entitled to a deduction equal to the compensation recognized by the option holder for Qwest's taxable year that ends with or within the taxable year in which the option holder recognized the compensation, assuming that the compensation amounts satisfy the ordinary and necessary and reasonable compensation requirements for deductibility and that the deduction is not limited by Section 162(m).

  The Equity Incentive Plan provides that option holders are responsible for making appropriate arrangements with Qwest to provide for any additional withholding amounts. Furthermore, Qwest shall have no obligation to deliver shares of Qwest Common Stock upon the exercise of any options, stock appreciation rights, awards or units under the Equity Incentive Plan until all applicable federal, state and local income and other tax withholding requirements have been satisfied.

  The following table sets forth the options granted from inception of the Equity Incentive Plan to the specified individuals and groups and outstanding as of March 27, 1998.

                                                                       OPTIONS
NAME AND POSITION                                                      GRANTED
-----------------                                                     ----------
Joseph P. Nacchio....................................................  5,824,451
Robert S. Woodruff...................................................    400,000
A. Dean Wandry.......................................................    150,000
Anthony J. Brodman...................................................     50,000
Steven M. Jacobson...................................................    600,000
Lewis O. Wilks.......................................................    700,000
Brij Khandelwal......................................................    700,000
Larry M. Seese.......................................................    750,000
All Current Executive Officers as a Group............................ 11,174,000
All Current Directors who are not Executive Officers as a Group......  1,150,000
All Employees as a Group other than Executive Officers...............  3,647,600

--------

  Detailed information with respect to option grants under Qwest's Equity Incentive Plan with respect to the Named Executives is set forth above. See, "--Stock Option Grants." The options reflected in the above table were granted at exercise prices ranging between $7.50 and $36.25 per share. The options generally provide for vesting at the rate of 20% per year commencing on the first anniversary of the date of grant and expire either five years or ten years from the date of grant, as determined by the Compensation Committee at the time of grant. The market value of the shares of Qwest's Common Stock covered by all outstanding options under the Equity Incentive Plan as of March 25, 1998 was approximately $621 million.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  Mr. Nacchio. Qwest and Joseph P. Nacchio entered into an employment agreement dated as of December 21, 1996 and amended as of January 3, 1997, pursuant to which Mr. Nacchio joined Qwest as its President and Chief Executive Officer effective January 4, 1997 for a term through the close of business on December 31, 2001, unless terminated earlier by either party. The agreement provides for an annual base salary of $600,000, a $300,000 bonus for 1997, and a $300,000 bonus for 1998. Mr. Nacchio may participate in the employee benefit plans available to Qwest's senior executives according to the plans' terms and conditions. Under the agreement, Mr. Nacchio has been granted 300,000 growth shares under the Growth Share Plan, with a five year performance cycle commencing January 1, 1997 and a "beginning company value" of $1 billion. See "--Growth Share Plan."

  The value of the growth shares is capped at a value generally determined by the $11.00 per share price (as adjusted to reflect the Qwest Stock Split) of the Qwest Common Stock in the Qwest Initial Public Offering. The growth shares will vest in 20% increments on each January 1 beginning January 1, 1998, provided that the final 20% increment will vest on the date in 2001 that ends the performance cycle, as determined by Qwest in its sole discretion. The growth share agreement between Qwest and Mr. Nacchio provides for terms that are different from the general terms of the Growth Share Plan in certain respects. Annually, Mr. Nacchio may elect to receive payment for up to 20% of his vested growth shares in shares of Qwest Common Stock; the growth shares for which he has received payment will be canceled. The number of growth shares granted to Mr. Nacchio are subject to adjustment upon changes in Qwest's capital structure in connection with mergers and other reorganizations. If Mr. Nacchio's employment is terminated for good reason (generally, resignation after a reduction in title or responsibility) or other than for cause (as defined below), he will vest in one-twelfth of the 20% of growth shares subject to annual vesting for the year of termination for each full month of employment in such calendar year. A change in control (as defined in the employment agreement) will not result in full vesting of, or payment for, the growth shares unless Mr. Nacchio is terminated without cause or resigns for good reason after the change in control. If his employment is terminated for cause, he will be paid for his vested growth shares based on the value of Qwest as of the end of the immediately preceding calendar year. Upon payment of certain dividends, the growth shares will vest 100% and Mr. Nacchio will be paid for a portion of the growth shares. Termination of the Plan will not be a "triggering event," see "--Growth Share Plan," with respect to Mr. Nacchio's growth shares.

  Qwest has granted Mr. Nacchio an option under Qwest's Equity Incentive Plan to purchase six million shares of Qwest Common Stock. See "--Equity Incentive Plan." The exercise price is $11.00 per share. The option will vest 20% per year beginning on December 31, 1997 and will become fully vested upon Mr. Nacchio's death, disability or retirement. If Mr. Nacchio resigns for good reason (as defined in the growth share agreement) or if Qwest terminates his employment other than for cause, he will vest in one-twelfth of the 20% increment scheduled to vest for the year of termination for each full month of employment with Qwest during such year. If Qwest terminates his employment without cause or if he resigns for good reason (as defined in the employment agreement, provided that for this purpose the occurrence of a change in control by itself is not good reason), in each case following a change in control, the option will become fully vested. If Mr. Nacchio's employment terminates for any other reason, he will forfeit the unvested portion of his option and retain the vested portion of his option, provided that if his employment is terminated for cause, he can exercise the vested portion of the option only until the first to occur of (1) the date that is six months after the day after his termination or (2) June 30, 2003. He can exercise the vested portion of the option at any time before the option expires. Generally, the option will terminate and expire on June 30, 2003.

  The employment agreement also provides that in order to compensate Mr. Nacchio for certain benefits from his former employer, AT&T, that Mr. Nacchio may lose or forfeit as a result of his termination of employment and commencement of employment with Qwest, Qwest will pay him $10,735,861, as adjusted (the "equalization payment"). The equalization payment is to be made in three installments. The first installment of $7,232,000 was paid in 1997 and the second installment of $1,469,861, together with interest of $173,273, was paid in January 1998. The remaining installment of $2,034,000 is scheduled to be paid on January 1, 1999, with annual interest at the rate of 5% from January 7, 1997 to the date of payment. If Mr. Nacchio's employment is terminated for cause (including any willful misconduct materially detrimental to Qwest, felony conviction, or nonfeasance with respect to duties set forth in the employment agreement) on or before December 31, 1999, the agreement provides that he will repay to Qwest a portion of the equalization payment previously paid. If a termination for cause occurs after December 31, 1999, the equalization payment will not be repaid. If Qwest terminates Mr. Nacchio's employment other than for cause or if Mr. Nacchio resigns for good reason, which for this purpose includes a change in control of Qwest or certain other events, Qwest will be obligated to make certain payments to him, including an amount equal to two times his base salary at the rate in effect on the date of employment termination and any installments of the equalization payment that have not yet been made, with interest. Mr. Nacchio will also be entitled to continuation of certain benefits, including welfare benefits and participation in the Growth Share Plan for a two-year period following termination. For this purpose, change in control means the acquisition of 20% or more of Qwest by an individual, entity (not controlled by Philip F. Anschutz) or group if the new acquirors own a larger percentage of Qwest than entities controlled by Philip F.

Anschutz. The agreement provides that if Mr. Nacchio receives any payments upon a change in control that are subject to the excise tax of Section 4999 of the Code, Qwest will pay Mr. Nacchio an amount that reimburses him in full for the excise tax.

  Mr. Woodruff. In November 1996 QCC extended Robert S. Woodruff an unsecured, noninterest-bearing loan in the principal amount of $100,000. The principal amount is forgiven in monthly increments of $2,083 beginning December 1, 1996. As of December 1997 the outstanding principal balance of the loan was $72,921. If Mr. Woodruff terminates employment voluntarily or if QCC terminates his employment on account of willful misconduct, QCC may declare the unforgiven outstanding principal amount due and payable within 45 days after the date he terminates employment. If Mr. Woodruff's employment terminates for any other reason, the outstanding principal balance will be forgiven. In December 1996, QCC and Mr. Woodruff entered into a letter agreement to provide that if his employment is terminated for reasons other than willful misconduct, he will receive either a lump sum payment equal to one year's compensation at his then current rate or payment in accordance with QCC's severance policy then in effect, as he elects.

  Mr. Wilks. Qwest and Lewis O. Wilks entered into an employment letter agreement dated October 8, 1997 pursuant to which Mr. Wilks joined Qwest as President--Business Markets. Under the agreement, Mr. Wilks is entitled to an annual base salary of $273,000 and a minimum bonus at the end of his first year of employment of $100,000. Mr. Wilks also received reimbursement for relocation expenses in the amount of $200,000. The agreement also provides for the grant to Mr. Wilks of a stock option pursuant to the Equity Incentive Plan covering 700,000 shares of Qwest Common Stock with an exercise price per share of $23.75. The option becomes exercisable as to 140,000 shares of Qwest Common Stock at the end of each of the first four years of employment and an additional 70,000 shares at the end of each of the fifth and sixth years of employment. Mr. Wilks will also receive a transition payment of $200,000 in 1998, payable $50,000 during each calendar quarter beginning January 1, 1998. If Mr. Wilks' employment with Qwest terminates for any reason other than cause during his first year of employment, he will be entitled to a lump sum payment of one year's base salary.

  Mr. Khandelwal. Qwest and Brij Khandelwal entered into an employment letter agreement dated September 26, 1997 pursuant to which Mr. Khandelwal joined Qwest as its Executive Vice President and Chief Information Officer. Under the agreement, Mr. Khandelwal is entitled to an annual base salary of $225,000 and a minimum bonus at the end of the first year of employment of $112,500. Mr. Khandelwal also received reimbursement for relocation expenses of $150,000. The agreement also provides for the grant to Mr. Khandelwal of a stock option pursuant to the Equity Incentive Plan covering 700,000 shares of Qwest Common Stock with an exercise price of $22.875. The option becomes exercisable as to 140,000 shares of Qwest Common Stock at the end of each of the first five years of employment. If Mr. Khandelwal's employment with Qwest terminates for any reason other than cause during his first year of employment, he will be entitled to a lump sum payment of one year's base salary.

  Mr. Seese. Qwest and Larry A. Seese entered into an employment letter agreement dated September 19, 1997 pursuant to which Mr. Seese joined Qwest as Executive Vice President--Network Engineering and Operations. Mr. Seese is entitled to an annual base salary of $230,000 and a minimum bonus at the end of his first year of employment of $92,000. Mr. Seese also received reimbursement for relocation expenses of $200,000. The agreement also provides for the grant to Mr. Seese of a stock option pursuant to Qwest's Equity Incentive Plan covering 750,000 shares of Qwest Common Stock with an exercise price per share of $22.875. The option becomes exercisable as to 200,000 shares of Qwest Common Stock at the end of each of the first two years of employment, an additional 100,000 shares of Qwest Common Stock at the end of each of the third through the fifth years of employment and an additional 50,000 shares of Qwest Common Stock at the end of the sixth year of employment. If the value of Mr. Seese's options is less than $1,000,000 on the sixth anniversary of his employment Qwest will pay him the difference. If Mr. Seese's employment is terminated for any reason other than cause during his first two years of employment, he will be entitled to a lump sum payment of one year's base salary.

  Mr. Jacobsen. Qwest and Stephen M. Jacobsen entered into an employment letter agreement dated March 7, 1997 pursuant to which Mr. Jacobsen joined Qwest as its Senior Vice President--Consumer Markets. Under the agreement, Mr. Jacobsen is entitled to an annual base salary of $185,000, which has been increased to $192,770 for 1998. Mr. Jacobsen also received reimbursement for relocation expenses in the amount of $132,085. The agreement provides for the grant to Mr. Jacobsen of 30,000 growth shares pursuant to the Growth Share Plan. If Mr. Jacobsen's employment with Qwest terminates for any reason other than cause, he will be entitled to a lump sum payment of one year's base salary.

  Change in Control. The Growth Share Plan provides that upon a "change of control" of Qwest or a termination of the Growth Share Plan, the outstanding growth shares will become fully vested. For this purpose, "change of control" is defined as either (A) the acquisition by an individual, entity or group (as defined in the Exchange Act), other than the Anschutz Entities, of beneficial ownership of 20% or more of either (1) the then-outstanding shares of Qwest Common Stock or (2) the combined voting power of the then-outstanding voting securities of Qwest entitled to vote generally in the election of directors and the beneficial ownership of the individual, entity or group exceeds the beneficial ownership of the Anschutz Entities or (B) the Anschutz Entities no longer have beneficial ownership of at least 20% of the then-outstanding shares of Qwest Common Stock or 20% of the combined voting power. See "-- Growth Share Plan" above.

  The Equity Incentive Plan provides that, upon a change in control, all awards granted under the Equity Incentive Plan will vest immediately. See "-- Equity Incentive Plan" above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. Anschutz, a member of the Compensation Committee, is a Director and Chairman (not an executive officer position) of Qwest, a Director and Chairman of Anschutz Company, Qwest's majority stockholder, and a Director and Chairman of The Anschutz Corporation, a subsidiary of Anschutz Company. Mr. Harvey, who served on the Compensation Committee until July 1997, is a Director of Qwest and President and Chief Operating Officer of Anschutz Company and The Anschutz Corporation. Certain transactions and relationships between Qwest and Anschutz Company or one of its affiliates are described directly below under "CERTAIN QWEST TRANSACTIONS."

                          PRINCIPAL QWEST STOCKHOLDER

  Philip F. Anschutz is the sole beneficial owner of the Anschutz Shares, which constitute approximately 83.4% of the outstanding shares of Qwest Common Stock. Qwest has granted a warrant to Anschutz Family Investment Company LLC, an affiliate of Anschutz Company, to purchase 8,600,000 shares of Qwest Common Stock. See "CERTAIN QWEST TRANSACTIONS." Anschutz Company has granted or expects to grant from time to time security interests in all or part of its shares of the Qwest Common Stock in connection with transactions entered into by it or its affiliates. Although not anticipated, under certain circumstances, shares of Qwest Common Stock could be sold pursuant to such security interests, which could result in a change of control of Qwest for purposes of Delaware law.

  In connection with the execution of the Merger Agreement, LCI, Mr. Anschutz, the beneficial owner of the Anschutz Shares, and Anschutz Company, the record holder of the Anschutz Shares, entered into the Voting Agreement pursuant to which, among other things, Mr. Anschutz has agreed to cause Anschutz Company, and Anschutz Company has agreed, to vote the Anschutz Shares in favor of the Qwest Share Issuance and the Qwest Certificate Amendment at the Qwest Special Meeting. Because the affirmative vote of the Anschutz Shares is sufficient to approve the Qwest Share Issuance and the Qwest Certificate Amendment, it is expected that each of such proposals will be adopted at the Qwest Special Meeting, even if no other Qwest Stockholder votes to approve either of the Qwest Share Issuance or the Qwest Certificate Amendment. See "PLAN OF MERGER-- The Voting Agreement."

                          CERTAIN QWEST TRANSACTIONS

  Certain affiliates of Anschutz Company indirectly provide facilities to Qwest at prevailing market rates. Qwest rents its corporate office in Denver, Colorado from a limited partnership in which Mr. Anschutz serves as a general partner and indirectly holds limited partner interests and rents certain telecommunications equipment used by Qwest at its corporate office from an affiliate of Anschutz Company. Such expenses totaled $600,000 and $1.4 million for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively.

  Affiliates of Anschutz Company incur certain costs on Qwest's behalf, including primarily insurance and corporate transportation services, and allocate such costs to Qwest based on actual usage. The cost to Qwest for such services was approximately $1.0 million and $4.3 million for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively.

  Qwest historically has received capital contributions and noninterest-bearing advances from Anschutz Company and an affiliate of Anschutz Company to fund operations. Outstanding advances totaled $19.1 million at December 31, 1996. In May 1997, all outstanding advances, then totaling approximately $28.0 million, were repaid, and no further advances are expected to be made.

  Effective May 23, 1997, Qwest sold to the Anschutz Family Investment Company LLC, for $2.3 million in cash, a warrant to acquire 8,600,000 shares of Qwest Common Stock at an exercise price of $14.00 per share, exercisable on May 23, 2000, with certain exceptions. The warrant is not transferable. Shares of Qwest Common Stock issued upon exercise of the warrant would be subject to restrictions on sale and transfer for two years after exercise. Anschutz Company is the manager of, and owns a 1% equity interest in, the Anschutz Family Investment Company LLC, and a trust, of which members of Mr. Anschutz's immediate family are beneficiaries, owns the remainder of the equity interests.

  Qwest has a tax sharing agreement with Anschutz Company that provides for the allocation of tax liabilities and benefits. In general, the agreement requires Qwest to pay to Anschutz Company the applicable income taxes for which Qwest would be liable if it filed a separate return and requires Anschutz Company to pay Qwest for losses or credits which would have resulted in a refund of taxes if Qwest had filed a separate return. The payments under the agreement may be made in the form of cash, setoffs, contributions of capital, dividends, notes or any combination of the foregoing. The tax benefits payable to Qwest under the existing agreement through December 31, 1996 of $11.1 million were forgiven. The tax sharing agreement was amended, effective as of January 1, 1997, to provide that Qwest will be responsible to Anschutz Company to the extent of income taxes for which Qwest would have been liable if it had filed a separate return after giving effect to any loss or credit carryover belonging to Qwest from taxable periods after January 1, 1997. Anschutz Company will be responsible to Qwest to the extent an unused loss or credit can be carried back to an earlier taxable period after January 1, 1997.

  If the Merger is consummated, Qwest will no longer be included in the consolidated federal income tax return of Anschutz Company, its majority stockholder. As a result, the net operating losses for income tax purposes of Qwest, included in the consolidated federal income tax returns of Anschutz Company from January 1, 1997 through the Closing Date, will not be available for use by Qwest in its separate tax returns after the Merger. Qwest recognized a deferred tax asset because it believed that the tax benefits attributable to its net income tax operating loss carryforwards would be realized by the recognition of future taxable amounts under the terms of its tax sharing agreement with Anschutz Company. Based on an analysis of the tax attributes of Qwest and Anschutz Company, Anschutz Company will not be able to realize the benefit of Qwest's net operating losses. Accordingly, the deferred tax assets attributable to Qwest's net operating loss carryforwards, calculated on a separate return basis, will be reported on the consummation date of the Merger as an adjustment to Qwest's capital in the form of an in-substance dividend.

  Qwest had a $100.0 million three-year revolving credit facility with ABN AMRO that was collateralized by shares owned and pledged by an affiliate of Anschutz Company. In October 1997, Qwest repaid the then outstanding balance and terminated this credit facility.

  Anschutz Company guaranteed a QCC construction loan with an outstanding balance at December 31, 1997, of approximately $10.9 million. The construction loan, which was repaid in 1998, pertained to a network construction project undertaken by QCC for an interexchange carrier. The guarantee was limited to indemnification against defective construction, warranty or other claims of the interchange carrier that would reduce or eliminate the interexchange carrier's obligation to pay QCC. In addition, Anschutz Company has guaranteed bonds totaling $175.0 million furnished by Qwest to support its construction obligations under a contract for sale of dark fiber. Qwest has agreed to indemnify Anschutz Company and its subsidiaries against any cost or losses incurred by any of them as a result of their providing credit support to Qwest (in the form of collateral pledges, guarantees, bonds or otherwise).

  Richard T. Liebhaber, a Director of Qwest, entered into a consulting agreement with an affiliate of Anschutz Company in December 1996 to provide consulting services in 1997 and serve on the boards of directors of Qwest and its subsidiaries upon request. The agreement was assigned to Qwest in February 1997. Mr. Liebhaber was required under the contract to provide a minimum of 30 days of consulting services to QCC during 1997 and was paid $250,000 plus out-of-pocket expenses during 1997. The agreement was renewed for 1998.
Mr. Liebhaber was granted 10,000 growth shares, effective December 1, 1996, with a performance cycle ending in 2001 under the Growth Share Plan. See "COMPENSATION OF QWEST'S DIRECTORS AND EXECUTIVE OFFICERS--Growth Share Plan" and "--Equity Incentive Plan."

  No director or executive officer of Qwest and its operating subsidiaries was indebted to Qwest or its subsidiaries at any time since the beginning of 1997 in excess of $60,000, except Mr. Woodruff as described above under the description of his employment contract. See "COMPENSATION OF QWEST'S DIRECTORS AND EXECUTIVE OFFICERS--Employment Contracts and Termination of Employment and Change-In-Control Arrangements."

                  BENEFICIAL OWNERSHIP OF QWEST COMMON STOCK

  The following table sets forth certain information regarding the beneficial ownership of Qwest Common Stock as of the Qwest Record Date by (i) each person known by Qwest to beneficially own more than five percent of the Qwest Common Stock; (ii) each director of Qwest; (iii) each of the current executive officers of Qwest named in the Summary Compensation Table under the heading "COMPENSATION OF QWEST'S DIRECTORS AND EXECUTIVE OFFICERS"; and (iv) all current directors and executive officers of Qwest as a group.

                                                      AMOUNT AND
                                                      NATURE OF      PERCENT OF
                                                      BENEFICIAL     OUTSTANDING
            NAME              ADDRESS FOR 5% OWNERS  OWNERSHIP(1)     SHARES(2)
            ----              ---------------------- ------------    -----------
Philip F. Anschutz........... 555 Seventeenth Street 173,019,002(3)     83.4%
                              Suite 1000
                              Denver, CO 80202
Joseph P. Nacchio............                          1,234,336(4)        *
Robert S. Woodruff...........                            358,710(5)        *
Cannon Y. Harvey.............                              6,000           *
Richard T. Liebhaber.........                             30,000(6)        *
Douglas L. Polson............                             68,008           *
Craig D. Slater..............                             98,668(7)        *
Jordan L. Haines.............                              4,000           *
W. Thomas Stephens...........                              4,000           *
Roy A. Wilkens...............                             42,080(8)        *
A. Dean Wandry...............                            147,222           *
Stephen M. Jacobsen..........                             90,000(6)        *
Lewis O. Wilks...............                                 --           *
Brij Khandelwal..............                                 --           *
Larry A. Seese...............                                 --           *
Directors and Executive
 Officers
 as a Group (20 persons).....                        175,102,026        84.4%

--------
* Less than one percent.

(1) Except as otherwise indicated, Qwest believes that the persons listed in the above table have sole investment and voting power with respect to all shares beneficially owned by them, subject to applicable community property laws. For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and generally includes voting or investment power with respect to securities. Under that Rule, securities relating to options are deemed to be beneficially owned if they are currently exercisable or exercisable within 60 days. The amounts shown in the table do not include shares relating to options not currently exercisable or exercisable within 60 days.

(2) Based upon 207,541,517 shares of Qwest Common Stock issued and outstanding as of the Qwest Record Date plus, as to the holder thereof only and no other person, exercise of all derivative securities that are exercisable or convertible currently or within 60 days of the Qwest Record Date. Assuming 211,335,531 shares of Qwest Common Stock and 111,300,413 shares of LCI Common Stock are outstanding immediately prior to the Effective Time and assuming Exchange Ratios of 1.5583 and 1.0625, respectively, immediately after the Effective Time (a) Mr. Anschutz would own 45.0% and 52.5%, respectively, of the Qwest Common Stock and (b) the directors and executive officers as a group would own 45.5% and 53.1%, respectively, of the Qwest Common Stock.
(3) Includes 20,336 shares held as custodian for one of Mr. Anschutz's children, as to which beneficial ownership is disclaimed. Does not include 8,600,000 shares issuable upon exercise of a warrant held by Anschutz Family Investment Company LLC of which Anschutz Company, a corporation wholly owned by Mr. Anschutz, is the manager and one percent equity owner.
(4) Includes 1,024,451 shares currently issuable upon exercise of options and 1,600 shares owned by or for the benefit of Mr. Nacchio's children.
(5) Includes 1,000 shares owned by Mr. Woodruff's spouse as to which beneficial ownership is disclaimed.
(6) Represents shares issuable within 60 days upon exercise of options.
(7) Includes 37,500 shares currently issuable upon exercise of options.
(8) Includes 3,930 shares held by a limited liability company in which one of Mr. Wilkens's children owns a 99% interest, as to which beneficial ownership is disclaimed.

                      DESCRIPTION OF QWEST CAPITAL STOCK

  The following summary description of the capital stock of Qwest does not purport to be complete and is subject to the provisions of the Qwest Certificate of Incorporation and Qwest Bylaws, which are included as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part and by the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  Pursuant to the Qwest Certificate of Incorporation, Qwest has authority to issue 425,000,000 shares of capital stock, consisting of 400,000,000 shares of Qwest Common Stock and 25,000,000 shares of Qwest Preferred Stock. The Qwest Board has approved the Qwest Certificate Amendment, pursuant to which the number of authorized shares of Qwest Common Stock would be increased from 400,000,000 shares to 600,000,000 shares. The proposal to approve the Qwest Certificate Amendment will be submitted to the Qwest Stockholders for their approval at the Qwest Special Meeting.

  As of the Qwest Record Date, 207,541,517 shares of Qwest Common Stock and no shares of Qwest Preferred Stock were issued and outstanding. The rights of the holders of Qwest Common Stock discussed below are subject to such rights as the Qwest Board may hereafter confer on the holders of Qwest Preferred Stock; accordingly, rights conferred on holders of Qwest Preferred Stock that may be issued in the future under the Qwest Certificate of Incorporation may adversely affect the rights of the holders of Qwest Common Stock.

  Effective May 23, 1997, Qwest sold to the Anschutz Family Investment Company LLC a warrant to acquire 8,600,000 shares of Qwest Common Stock, exercisable on May 23, 2000. See "CERTAIN QWEST TRANSACTIONS."

COMMON STOCK

  Voting Rights. Each Qwest Stockholder is entitled to attend all special and annual meetings of the stockholders of Qwest and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders. Qwest Stockholders are entitled to one vote per share.

  Liquidation Rights. In the event of any dissolution, liquidation or winding up of Qwest, whether voluntary or involuntary, Qwest Stockholders and holders of any class or series of stock entitled to participate therewith, will become entitled to participate in the distribution of any assets of Qwest remaining after Qwest shall have paid, or provided for payment of, all debts and liabilities of Qwest and after Qwest shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Qwest Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

  Dividends. Dividends may be paid on the Qwest Common Stock and on any class or series of stock entitled to participate therewith when and as declared by the Qwest Board.

AUTHORIZED QWEST PREFERRED STOCK

  The Qwest Certificate of Incorporation authorizes the Qwest Board, from time to time and without further stockholder action, to provide for the issuance of up to 25,000,000 shares of Qwest Preferred Stock in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date hereof, the Qwest Board has not provided for the issuance of any series of such Qwest Preferred Stock. Through its broad discretion with respect to the creation and issuance of Qwest Preferred Stock without stockholder approval, the Qwest Board could adversely affect the voting power of the Qwest Stockholders and, by issuing shares of Qwest Preferred

Stock with certain voting, conversion or redemption rights or all of them, could discourage any attempt to obtain control of Qwest.

CERTAIN CHARTER AND STATUTORY PROVISIONS

  The Qwest Certificate of Incorporation and Qwest Bylaws include certain provisions that may have the effect of delaying, deterring or preventing a future takeover or change in control of Qwest unless such takeover or change in control is approved by the Qwest Board. See "RISK FACTORS--Anti-Takeover Provisions."

  The Qwest Certificate of Incorporation places certain restrictions on who may call a special meeting of stockholders. In addition, the Qwest Board has the authority to issue up to 25,000,000 shares of Qwest Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or actions by the stockholders. The rights of the Qwest Stockholders will be subject to, and may be adversely affected by, the rights of the holders of any Qwest Preferred Stock that may be issued in the future. The issuance of such shares of Qwest Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of the outstanding voting stock of Qwest.

  Qwest is subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless (i) prior to such time, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans), or (iii) on or after the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding any stock owned by the interested stockholder. A "business combination" includes a merger, asset sale and certain other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who (other than the corporation and any direct or indirect majority owned subsidiary of the corporation), together with affiliates and associates, owns (or, is an affiliate or associate of the corporation and, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. The application of Section 203 of the DGCL could have the effect of delaying or preventing a change of control of Qwest.

  The Qwest Certificate of Incorporation allows Qwest to require certifications with respect to beneficial ownership of Qwest Common Stock by "aliens." For purposes of this restriction, the term "alien" means aliens and their representatives, foreign governments and their representatives and corporations organized under the laws of a foreign country. The Communications Act of 1934 limits the ownership by non-U.S. citizens, foreign corporations and foreign governments of an entity directly or indirectly holding a common carrier radio license. See "BUSINESS OF QWEST--Regulatory Matters."

  Certain provisions of the Qwest Bylaws may have the effect of delaying or preventing changes in control or management of Qwest. See "RISK FACTORS--Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Qwest Common Stock is ChaseMellon Shareholder Services, L.L.C.

                     COMPARATIVE MARKET PRICE INFORMATION

  LCI Common Stock is quoted on the NYSE under the symbol "LCI." Qwest became a publicly traded company on June 23, 1997 following the Qwest Initial Public Offering. Qwest Common Stock is quoted on the Nasdaq National Market under the symbol "QWST." The table below sets forth, for the periods indicated, the high and low sales prices per share of LCI Common Stock as reported on the NYSE Composite Transaction Tape and Qwest Common Stock as reported on the Nasdaq National Market (as adjusted for the Qwest Stock Split). For current price information, LCI Stockholders and Qwest Stockholders are urged to consult publicly available sources.

                                                   LCI              QWEST
                                            ----------------- -----------------
                                              HIGH     LOW      HIGH     LOW
                                            -------- -------- -------- --------
FISCAL 1998 (ENDING DECEMBER 31, 1998):
Second Quarter (through May 12, 1998)...... $40.0625 $37.8125 $39.7500 $35.2500
First Quarter.............................. $40.1875 $26.0000 $41.0625 $29.6250
FISCAL 1997 (ENDED DECEMBER 31, 1997):
Fourth Quarter............................. $31.4375 $23.5000 $34.4375 $22.9375
Third Quarter.............................. $27.0625 $19.5625 $26.5000 $13.6250
Second Quarter............................. $24.5000 $15.3750 $15.0625 $13.1875
First Quarter.............................. $23.6250 $16.5000   N/A      N/A
FISCAL 1996 (ENDED DECEMBER 31, 1996):
Fourth Quarter............................. $35.6250 $18.5000   N/A      N/A
Third Quarter.............................. $37.2500 $23.8750   N/A      N/A
Second Quarter............................. $33.5000 $23.0000   N/A      N/A
First Quarter.............................. $27.5000 $19.7500   N/A      N/A

  On March 6, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of LCI Common Stock, as reported on the NYSE Composite Transaction Tape, was $34.375. On May 12, 1998, the most recent practicable trading day prior to the printing of this Joint Proxy Statement/Prospectus, the closing price per share of LCI Common Stock, as reported on the NYSE Composite Transaction Tape, was $39.1875. The "equivalent per share" closing price of LCI Common Stock as of March 6, 1998 and May 12, 1998 was $42.00 and $42.00, respectively, as determined by multiplying the Exchange Ratio as of such date (determined as if the closing price on such date were the Average Price) by the Qwest Common Stock closing price on such date. On the LCI Record Date, there were approximately 2,424 LCI Stockholders of record.

  On March 6, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of Qwest Common Stock, as reported on the Nasdaq National Market, was $36.50. On May 12, 1998, the most recent practicable trading day prior to the printing of this Joint Proxy Statement/Prospectus, the closing price per share of Qwest Common Stock, as reported on the Nasdaq National Market, was $38.3125. On the Qwest Record Date, there were approximately 1,157 Qwest Stockholders of record.

  LCI has not declared or paid cash dividends on the LCI Common Stock.

  Qwest has not declared or paid cash dividends on Qwest Common Stock since the Qwest Initial Public Offering, and Qwest anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the Qwest Board and will depend upon, among other things, Qwest's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends.

                   COMPARATIVE RIGHTS OF QWEST STOCKHOLDERS
                             AND LCI STOCKHOLDERS

  Both Qwest and LCI are incorporated under the laws of the State of Delaware and, accordingly, the rights of LCI Stockholders and Qwest Stockholders are governed by the DGCL. The rights of LCI Stockholders and Qwest Stockholders are also governed by their respective certificates of incorporation and bylaws. In accordance with the Merger Agreement, at the Effective Time, LCI Stockholders will become Qwest Stockholders and, as such, their rights will be governed by the Qwest Certificate of Incorporation and the Qwest Bylaws. Although it is not practical to compare all the differences between LCI's Amended and Restated Certificate of Incorporation (the "LCI Certificate of Incorporation") and LCI's Amended and Restated Bylaws (the "LCI Bylaws"), with the Qwest Certificate of Incorporation and the Qwest Bylaws, the following is a summary of certain material differences which may affect the rights of LCI Stockholders.

COMPARISON OF THE ORGANIZATIONAL DOCUMENTS

  Authorized Capital. The total number of authorized shares of capital stock of LCI is 315,000,000 consisting of 300,000,000 shares of LCI Common Stock and 15,000,000 shares of preferred stock, par value $.01 per share (the "LCI Preferred Stock"). The authorized capital of Qwest is as set forth under "DESCRIPTION OF CAPITAL STOCK OF QWEST." As of the Qwest Record Date, 207,541,517 shares of Qwest Common Stock were issued and outstanding and as of the LCI Record Date, 98,067,750 shares of LCI Common Stock were issued and outstanding. Pursuant to the Qwest Certificate of Incorporation and LCI Certificate of Incorporation, the Qwest Board and the LCI Board, respectively, have the authority to issue any authorized shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or actions by the Qwest Stockholders or LCI Stockholders, as applicable.

  Special Meetings. The LCI Bylaws provide that any of the Chief Executive Officer, the LCI Board or the Chief Executive Officer at the request of the holders of a majority of the outstanding shares of capital stock of LCI may call a special meeting of the LCI Stockholders. A special meeting of Qwest Stockholders may be called by the chairman of the Qwest Board, a majority of the members of the Qwest Board or the chairman upon the written request of the holders of 25% of the outstanding shares of capital stock of Qwest voting as a single class.

  Board of Directors. The LCI Certificate of Incorporation provides that the number of directors shall be not less than three, with the exact number of directors to be determined by the LCI Board. Currently, the LCI Board consists of 7 members. The Qwest Bylaws provide that the number of directors shall be determined by the a resolution of the Qwest Board. Currently, the Qwest Board consists of 10 members. LCI has provided for the classification of the LCI Board such that the whole LCI Board is divided into three classes with each class of directors being elected to serve for three years. The Qwest Board is not so classified, with each director of Qwest being elected at the annual meeting and serving until the next annual meeting.

  Removal of Directors. Under the LCI Certificate of Incorporation, a director can be removed only for cause by the affirmative vote of a majority of the outstanding shares of LCI Common Stock. The Qwest Bylaws provide that a director may be removed with or without cause by the affirmative vote of a majority of the outstanding shares of Qwest Common Stock.

  Compromise or Arrangement with Creditors or Stockholders. As permitted by the DGCL, the LCI Certificate of Incorporation provides that a Delaware court of equitable jurisdiction may, upon application of LCI, its creditors or stockholders or certain receivers or trustees appointed for the benefit of LCI, order a meeting of creditors of LCI and/or LCI Stockholders for the purpose of considering and voting upon any proposed compromise or arrangement between LCI on the one hand and its creditors and/or stockholders on the other. If a majority in number representing three-fourths in value of the affected creditors and/or stockholders agrees to the proposed compromise or arrangement and to any reorganization resulting therefrom, and if the court approves, the transaction will be binding on all affected creditors and/or stockholders as well as LCI for all purposes. The Qwest Certificate of Incorporation does not contain a similar provision.

  Actions of Stockholders Without a Meeting. Pursuant to the Qwest Bylaws and the LCI Bylaws, any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, without prior written notice and without a vote, if the written consent of the minimum number of votes that would be necessary to authorize or take such action at a meeting is obtained. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent is required to be given to those stockholders who have not consented in writing thereto.

  The LCI Bylaws provide that any stockholder of record seeking to have the LCI Stockholders authorize or take corporate action by written consent must request in writing that the Corporate Secretary of LCI fix a record date for determining the stockholders entitled to consent to such action. The Qwest Bylaws do not contain such a restriction on the Qwest Stockholders' ability to execute written consents.

  Officers. The LCI Bylaws specifically provide that the Chairman of the Board and the Chief Executive Officer shall be directors of LCI and that should either of them cease to be a director, he shall simultaneously therewith cease to be such officer. The Qwest Bylaws do not contain a similar provision.

  Amendment of Certificate of Incorporation and Bylaws. Section 242 of the DGCL provides that stockholders may amend their corporation's certificate of incorporation if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, has been voted in favor of the amendment. The DGCL also provides that after a corporation has received any payment for its stock, the power to adopt, amend or repeal bylaws resides with the stockholders entitled to vote. A corporation may, however, grant to its board of directors in its certificate of incorporation concurrent power to adopt, amend or repeal bylaws. Each of Qwest and LCI has granted such power to its respective board of directors.

  Indemnification of Directors and Officers. Under the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless the court in which such action or suit was brought or, the Delaware Court of Chancery determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Each of the Qwest Bylaws and the LCI Bylaws provide that its respective officers, directors, employees and agents shall be indemnified to the full extent authorized by the DGCL.

  Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits certain Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless (i) prior to such time the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans), or (iii) on or after the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding any stock owned by the interested stockholder. A "business combination" includes a merger, asset sale and certain other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who (other than the corporation and any direct or indirect majority owned subsidiary of the corporation), together with affiliates and associates, owns (or, is an affiliate or associate of the corporation and, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation. Neither the Qwest Certificate of Incorporation nor the LCI Certificate of Incorporation contains any such provision, and neither Qwest nor LCI has "opted out" from the application of Section 203 of the DGCL.

LCI RIGHTS AGREEMENT

  In January 1997 the LCI Board adopted a "poison pill" or rights agreement (the "LCI Rights Agreement"). In connection with the adoption of the LCI Rights Agreement, the LCI Board declared a dividend distribution of one Right for each share of LCI Common Stock, payable to stockholders of LCI of record on January 22, 1997, and attached to shares of LCI Common Stock issued thereafter until the occurrence of certain events set forth in the LCI Rights Agreement. Each Right, when exercisable, entitles the registered holder to purchase from LCI one one-thousandth of a share of Junior Participating Preferred Stock, par value $.01 per share, of LCI (the "LCI Junior Participating Preferred Stock"), at an exercise price of $100 or to purchase a number of shares of LCI Common Stock having a market value equal to twice such exercise price. The Rights automatically trade with the LCI Common Stock until a person or group of persons (each, an "Acquiring Person") acquires beneficial ownership of 15% or more (or 20% or more in the case of certain institutional investors) of the LCI Common Stock or commences a tender or exchange offer the consummation of which would result in the ownership of 15% or more (or 20% or more in the case of the certain institutional investors) of the LCI Common Stock. Upon the occurrence of either of these events the Rights will trade separately from the LCI Common Stock. The Rights become exercisable only if a person or group of persons acquires 15% or more (or 20% or more in the case of certain institutional investors) of the LCI Common Stock. Rights owned by such person or group, however, will not become exercisable. In addition, if after the Rights become exercisable LCI is acquired by merger or consolidation pursuant to which LCI is not the surviving corporation or in connection with which outstanding shares of LCI Common Stock are exchanged for securities of another entity, or LCI disposes of 50% or more of its consolidated assets or earning power, the Rights, other than those owned by the acquiring person and its affiliates and associates, become exercisable for that number of shares of common stock of the acquiring company having a market value equal to twice the exercise price. LCI may redeem the Rights in whole, but not in part, at a price of $.01 per Right at any time prior to (i) a date on which there has been public disclosure that a person or entity has acquired 15% or more (or 20% or more in the case of certain institutional investors) of the LCI Common Stock or (ii) January 22, 2007, the expiration date of the Rights.

  The LCI Rights Agreement is designed to encourage any person or entity interested in acquiring LCI to negotiate with the LCI Board by enabling the existing stockholders to substantially dilute the acquiror's equity interest by exercising the Rights. The Rights expire on January 22, 2007, unless extended or earlier redeemed.

  In connection with the LCI Rights Agreement, LCI reserved for issuance 500,000 shares of LCI Junior Participating Preferred Stock. The LCI Junior Participating Preferred Stock may by issued only in the event Rights issued pursuant to the LCI Rights Agreement are exercised for shares of LCI Junior Participating Preferred Stock. Holders of shares of LCI Junior Participating Preferred Stock have a preference over holders of LCI Common Stock in the payment of dividends and upon any distributions. Each share of LCI Junior Participating Preferred Stock would entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders and would vote together with the holders of LCI Common Stock as one class. Each share of LCI Junior Participating Preferred Stock also would be entitled to a minimum preferential quarterly dividend payment equal to the greater of $100 per share and 1,000 times any quarterly dividend declared per share of LCI Common Stock. In the event dividends on the LCI Junior Participating Preferred Stock are in arrears in an amount equal to six quarterly dividends, the holders of the LCI Junior Participating Preferred Stock obtain special rights pertaining to the election of directors. Additionally, while any dividends or distributions on the LCI Junior Participating Preferred Stock are in arrears, LCI's right to make distributions on or redeem shares of any stock ranking on a parity with or junior to the LCI Junior Participating Preferred Stock is restricted. In the event of the liquidation, dissolution or winding up of LCI, the holders of the shares of LCI Junior Participating Preferred Stock would receive all accrued and unpaid dividends plus a $1,000 preference per share. In the event of any consolidation, merger, share exchange or other similar transaction by LCI (other than the Merger), each share of LCI Junior Participating Preferred Stock would be exchanged or changed into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or property into which each share of LCI Common Stock is changed or exchanged. The shares of LCI Junior Participating Preferred Stock would not be redeemable and would rank junior to all series of any other class of Preferred Stock issued from time to time.

  In connection with the Merger Agreement, the LCI Board amended the LCI Rights Agreement, among other things, to provide that the definition of "Acquiring Person" does not include Qwest, Qwest Subsidiary or any of their affiliates or associates that otherwise would become Acquiring Persons solely by reason or as a result of the execution or delivery of the Merger Agreement or the consummation of the Merger or any other transaction contemplated by the Merger Agreement. Consequently, neither the Merger nor any other transactions contemplated by the Merger Agreement would entitle any holder of the Rights to purchase any shares of LCI Junior Participating Preferred Stock or Qwest Common Stock.

  Qwest does not have a "poison pill" or stockholder rights plan.

               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

  The unaudited pro forma condensed combined financial statements presented below are derived from the historical consolidated financial statements of Qwest, SuperNet, Phoenix, and LCI. The unaudited pro forma condensed combined balance sheet as of March 31, 1998 gives pro forma effect to the proposed acquisition by Qwest of all the issued and outstanding shares of capital stock of LCI as if the acquisition had occurred on March 31, 1998. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 1998 and for the year ended December 31, 1997 give pro forma effect to the acquisitions of SuperNet, Phoenix, and LCI as if such acquisitions had occurred on January 1, 1997. The unaudited pro forma condensed combined financial statements do not give effect to Qwest's acquisition of EUnet because it is not significant for purposes of Rule 3-05 of the Securities and Exchange Commission Regulation S-X.

  The consummation of the LCI acquisition will constitute a change in control of LCI, which is an event of default under the LCI Credit Facilities and the LCI Securitization Program. In addition, an event of default under the LCI Credit Facilities also constitutes an event of default under the LCI Headquarters Lease. The LCI Lines of Credit are discretionary lines which may be discontinued at any time at the sole discretion of the providing banks. The LCI Debt Securities permit mergers and consolidations, subject to compliance with certain terms of the governing indenture. There has been no effect of the potential defaults or other features of the aforementioned LCI financing arrangements reflected in the pro forma condensed combined financial statements as Qwest intends to renegotiate the terms and conditions of these arrangements.

  The unaudited pro forma condensed combined financial statements give effect to the acquisitions described above under the purchase method of accounting and are based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements presented on the following pages. The fair value of the consideration will be allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the date of each respective acquisition and may be revised for a period of up to one year from the date of each respective acquisition. The preliminary estimates and assumptions as to the value of the assets and liabilities of LCI to the combined company is based upon information available at the date of preparation of these unaudited pro forma condensed combined financial statements, and will be adjusted upon the final determination of such fair values. A final allocation of the purchase price to the LCI assets acquired and liabilities assumed is dependent upon analysis which has not progressed to a stage at which there is sufficient information to make such an allocation in these pro forma condensed combined financial statements. Qwest has undertaken a study to determine the allocation of the purchase price to the various assets acquired, including in-process research and development projects, and the liabilities assumed. TO THE EXTENT THAT A PORTION OF THE PURCHASE PRICE IS ALLOCATED TO IN-PROCESS RESEARCH AND DEVELOPMENT, A CHARGE, WHICH MAY BE SIGNIFICANT AND MATERIAL TO QWEST'S RESULTS OF OPERATIONS, WOULD BE RECOGNIZED IN THE PERIOD IN WHICH THE PROPOSED MERGER OCCURS.

  THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS DO NOT PURPORT TO REPRESENT WHAT QWEST'S RESULTS OF OPERATIONS OR FINANCIAL CONDITION WOULD HAVE ACTUALLY BEEN OR WHAT OPERATIONS WOULD BE IF THE TRANSACTIONS THAT GIVE RISE TO THE PRO FORMA ADJUSTMENTS HAD OCCURRED ON THE DATES ASSUMED AND ARE NOT INDICATIVE OF FUTURE RESULTS. THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS BELOW SHOULD BE READ IN CONJUNCTION WITH THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO OF QWEST, PHOENIX, AND LCI.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                              MARCH 31. 1998

                                (UNAUDITED)
                             (AMOUNTS IN MILLIONS)

                                    HISTORICAL
                                   -------------  PRO FORMA   PRO FORMA
                                   QWEST    LCI  ADJUSTMENTS  COMBINED
                                   ------  ----- -----------  --------- --- ---
         ASSETS
Current assets:
 Cash and cash equivalents........ $  573    --                   573
 Other current assets.............    339    240       64 (2)     643
                                   ------  -----    -----       -----
  Total current assets............    912    240       64       1,216
Property and equipment, net.......    773    742                1,515
Excess of cost over net assets
 acquired, net....................     66    356    4,112 (2)   4,534
Intangible and other long-term
 assets, net......................     29     61      (41)(2)      43
                                                       (6)(3)
                                   ------  -----    -----       -----
Total assets...................... $1,780  1,399    4,129       7,308
                                   ======  =====    =====       =====
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities............... $  343    302      183 (2)     828
Long-term debt....................    959    395       11 (2)   1,365
Other liabilities.................     70    103       42 (3)     215
                                   ------  -----    -----       -----
  Total liabilities...............  1,372    800      236       2,408
Commitments and contingencies.....
Stockholders' equity:
 Preferred stock..................    --     --                   --
 Common stock.....................      2      1        1 (2)       3
                                                       (1)(4)
 Additional paid-in capital.......    444    529    4,067 (2)   4,935
                                                      472 (2)
                                                      (48)(3)
                                                     (529)(4)
 (Accumulated deficit) retained
  earnings........................    (38)    69      (69)(4)     (38)
                                   ------  -----    -----       -----
  Total stockholders' equity......    408    599    3,893       4,900
                                   ------  -----    -----       -----
Total liabilities and
 stockholders' equity............. $1,780  1,399    4,129       7,308
                                   ======  =====    =====       =====


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                  QWEST COMMUNICATIONS INTERNATIONAL INC.

           PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                     THREE MONTHS ENDED MARCH 31, 1998

                                (UNAUDITED)

            (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                              HISTORICAL
                                              -----------   PRO FORMA  PRO FORMA
                                              QWEST   LCI  ADJUSTMENTS COMBINED
                                              ------  ---  ----------- ---------
Revenue:
 Telecommunications services................  $   43  448       17(5)      508
 Network construction services..............     134  --       --          134
                                              ------  ---      ---      ------
                                                 177  448       17         642
                                              ------  ---      ---      ------
Operating expenses:
 Telecommunications services................      33  259       13(5)      305
 Network construction services..............      93  --       --           93
 Selling, general and administrative........      45  106        7(5)      158
 Growth share and stock option plans........       2  --       --            2
 Depreciation and amortization..............       8   27       25(6)       62
                                                                 1(5)
                                                                 1(7)
                                              ------  ---      ---      ------
                                                 181  392       47         620
                                              ------  ---      ---      ------
Income (loss) from operations...............      (4)  56      (30)         22
Other (expense) income:
 Interest expense, net......................      (6)  (8)     --          (14)
                                              ------  ---      ---      ------
 Income (loss) before income taxes..........     (10)  48      (30)          8
Income tax expense (benefit)................      (3)  19      --           16
                                              ------  ---      ---      ------
 Net income (loss)..........................  $   (7)  29      (30)         (8)
                                              ======  ===      ===      ======
Loss per share--basic.......................  $(0.03)                   $(0.03)
                                              ======                    ======
Loss per share--diluted.....................  $(0.03)                   $(0.03)
                                              ======                    ======
Weighted-average shares used for calculating
 loss per share--basic and diluted..........     207                       310
                                              ======                    ======

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                     TWELVE MONTHS ENDED DECEMBER 31, 1997
              (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                           HISTORICAL                  PRO FORMA   HISTORICAL                 PRO FORMA
                          --------------  PRO FORMA    COMBINED,   ----------  PRO FORMA      COMBINED,
                          QWEST  PHOENIX ADJUSTMENTS EXCLUDING LCI    LCI     ADJUSTMENTS   INCLUDING LCI
                          -----  ------- ----------- ------------- ---------- -----------   -------------
                                         (UNAUDITED)  (UNAUDITED)             (UNAUDITED)    (UNAUDITED)
Revenue:
 Communications
  services..............  $ 115   $ 77         6 (8)    $  198       $1,642       --           $1,840
 Network construction
  services..............    581    --                      581          --                        581
                          -----   ----       ---        ------       ------       ---          ------
                            696     77         6           779        1,642                     2,421
                          -----   ----       ---        ------       ------       ---          ------
Operating expenses:
 Telecommunications
  services..............     91     57         3 (8)       151          986       --            1,137
 Network construction
  services..............    397    --                      397          --        --              397
 Selling, general and
  administrative........     91     30         2 (8)       123          417       --              540
 Merger costs...........                                                 45       (45) (10)       --
 Growth share and stock
  option plans..........     73    --          1 (8)        74          --        --               74
 Depreciation and
  amortization..........     20      4         2 (6)        30           96       103 (6)         229
                                               1 (8)
                                               3 (9)
                          -----   ----       ---        ------       ------       ---          ------
                            672     91        12           775        1,544        58           2,377
                          -----   ----       ---        ------       ------       ---          ------
Earnings (loss) from
 operations.............     24    (14)       (6)            4           98       (58)             44
Other (expense) income:
 Interest expense, net..     (7)    (1)                     (8)         (36)        1 (11)        (43)
 Other income, net......      7    --                        7          --                          7
                          -----   ----       ---        ------       ------       ---          ------
 Earnings (loss) before
  income taxes..........     24    (15)       (6)            3           62       (57)              8
Income tax expense......      9    --                        9           31        12 (12)         52
                          -----   ----       ---        ------       ------       ---          ------
 Net earnings (loss)....  $  15   $(15)       (6)       $   (6)      $   31       (69)         $  (44)
                          =====   ====       ===        ======       ======       ===          ======
Earnings (loss) per
 share--basic...........  $0.08                         $(0.03)                                $(0.15)
                          =====                         ======                                 ======
Earnings (loss) per
 share--diluted.........  $0.07                         $(0.03)                                $(0.15)
                          =====                         ======                                 ======
Weighted-average shares
 used in calculating
 earnings (loss) per
 share--basic...........    191                            191                                    294
                          =====                         ======                                 ======
Weighted-average shares
 used in calculating
 earnings (loss) per
 share--diluted.........    194                            191                                    294
                          =====                         ======                                 ======

   See accompanying notes to unaudited pro forma condensed combined financial statements.

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


 (1) On March 8, 1998, Qwest and LCI entered into the Merger Agreement. The terms of the Merger Agreement call for each share of LCI common stock to be exchanged for shares of Qwest common stock. The actual number of shares of Qwest common stock to be exchanged for each LCI share will be determined by dividing $42.00 by a volume weighted average of trading prices for Qwest common stock for a specified 15-day period prior to the closing, but will not be less than 1.0625 shares (if Qwest's average stock price exceeds $39.53) or more than 1.5583 shares (if Qwest's average stock price is less than $26.95). If Qwest's average stock price is less than $26.95, LCI may terminate the merger unless Qwest then agrees to exchange for each share of LCI the number of Qwest shares determined by dividing $42.00 by such average price. The proposed acquisition is subject to certain closing conditions that include approval by the stockholders of LCI.

 (2) Represents the purchase by Qwest of the outstanding shares of LCI Common Stock, the assumption of certain liabilities, the incurrence of related transaction costs, and the initial allocation of the pro forma purchase price.

                                                                     (AMOUNTS
                                                                   IN MILLIONS)
    Aggregate value of stock consideration(a).....................    $4,068
    Value of LCI outstanding stock options, to be assumed by
     Qwest(b).....................................................       472
    Estimated direct costs of the acquisition.....................        10
                                                                      ------
                                                                       4,550
    Net book value of net assets acquired.........................       599
                                                                      ------
    Excess of purchase price over net assets acquired.............    $3,951
                                                                      ======
    Allocation of excess of purchase price over net assets
     acquired:
      Other intangible assets(d)..................................    $  (41)
      Goodwill (net of existing goodwill)(e)......................     4,112
      Debt premium(f).............................................       (11)
      Change in control payments(c)...............................       (38)
      Deferred federal income taxes(g)............................        64
      Other merger costs and liabilities(h).......................      (135)
                                                                      ------
    Total.........................................................    $3,951
                                                                      ======

   (a) Represents the estimated value of Qwest Common Stock issuable for the acquisition of the approximately 96.8 million shares of LCI Common Stock assumed to be outstanding. Assuming an average trading price of $39.53, Qwest would issue approximately 102.9 million shares of Qwest Common Stock to acquire the LCI outstanding shares.

   (b) Represents the assumption by Qwest of the approximately 14.7 million stock options assumed to be outstanding under LCI's stock option plans.

   (c) LCI has an agreement with an unrelated third-party sales agent, whereby the sales agent would receive a payment in the event of a change in control of LCI. The proposed acquisition of LCI by Qwest would constitute a change in control and trigger the change in control payment pursuant to this agreement.

   (d) Represents a reduction to certain other assets of LCI to reflect their fair value to the combined company.

   (e) Represents the increase to LCI's intangible assets to reflect the preliminary allocation of the purchase price. For pro forma purposes, the intangible assets have been amortized over an assumed useful life of 40 years. The actual purchase price allocation that will be made may differ from such assumptions, and the actual useful lives assigned to the intangible assets may differ from the assumed useful life used in preparing the pro forma condensed combined financial statements. In addition, to the extent that a portion of the purchase price is allocated to in-process research and development, a charge which may be material to Qwest's results of operations, would be recognized in the period in which the Merger occurs.

   (f) Represents the difference between the carrying value and the fair value of LCI's debt.

   (g) Represents net deferred income tax assets related to purchase accounting adjustments.

   (h) Represents estimated provisions for purchase commitments, duplicate facilities and equipment, severance costs, and LCI's costs related to the acquisition.

 (3) If the Merger is consummated, Qwest will no longer be included in the consolidated federal income tax return of Anschutz Company, its majority stockholder. As a result, the net operating losses for income tax purposes of Qwest, included in the consolidated federal income tax returns of Anschutz Company from January 1, 1997 through the Closing Date, will not be available for use by Qwest in its separate tax returns after the Merger. Qwest recognized a deferred tax asset because it believed that the tax benefits attributable to its net income tax operating loss carryforwards would be realized by the recognition of future taxable amounts under the terms of its tax sharing agreement with Anschutz Company. Based on an analysis of the tax attributes of Qwest and Anschutz Company, Anschutz Company will not be able to realize the benefit of Qwest's net operating losses. Accordingly, the deferred tax assets attributable to Qwest's net operating loss carryforwards, calculated on a separate return basis, will be reported on the consummation date of the Merger as an adjustment to Qwest's capital in the form of an in-substance dividend. This pro forma adjustment represents the reduction of Qwest's non-current deferred tax assets associated with net operating loss carryforwards and the corresponding adjustment to capital to reflect the in-substance dividend.

 (4) Represents the elimination of the historical equity of LCI.

 (5) On March 30, 1998, Qwest acquired Phoenix pursuant to a transaction whereby each outstanding share of Phoenix common stock was exchanged for shares of Qwest Common Stock having an aggregate market value equal to approximately $27.2 million, and future payments of up to $4.0 million. This pro forma adjustment represents Phoenix's unaudited results of operation for the period January 1, 1998 to March 29, 1998.

 (6) Represents the amortization of intangible assets that results from the preliminary LCI purchase price allocation, net of the reversal of amortization expense recognized on certain LCI intangible assets for which no purchase price has been assigned. Goodwill amortization is calculated using an estimated useful life of 40 years. See note 2.



 (7) Represents the amortization of intangible assets that results from the preliminary Phoenix purchase price allocation. Such amortization is calculated using an estimated weighted average useful life of 15 years. The actual useful lives assigned to the intangible assets may differ from the assumed weighted average useful life used in preparing the pro forma condensed combined financial statements.

 (8) On October 22, 1997, Qwest acquired from an unrelated third party all the outstanding shares of common stock, and common stock issued at the closing of the acquisition of SuperNet for $20.0 million in cash. The acquisition was accounted for using the purchase method of accounting, and the purchase price was allocated on that basis to the net assets acquired. The historical statement of operations of Qwest includes the operating results of SuperNet beginning October 22, 1997. This pro forma adjustment represents SuperNet's unaudited results of operations for the period January 1, 1997 to October 21, 1997.

 (9) Represents amortization for the period January 1, 1997 to October 21, 1997 of intangible assets that resulted from the SuperNet purchase price allocation, totaling approximately $19.2 million.

(10) Represents the reversal of merger costs recognized by LCI in the acquisition of USLD, which had been accounted for under the pooling-of-interests method.

(11) Represents the amortization of debt premium over the 10-year life of the underlying debt.

(12) Represents the assumed income tax effect of the pro forma adjustment relating to the reversal of LCI's historical merger costs and the amortization of debt premium.

(13) Transactions among Qwest, SuperNet, Phoenix, and LCI are not significant.

                                 LEGAL OPINION

  The legality of the Qwest Common Stock to be issued in connection with the Merger is being passed upon for Qwest by O'Melveny & Myers LLP.

                                 TAX OPINIONS

  Certain of the tax consequences of the Merger are being passed upon for Qwest by O'Melveny & Myers LLP and for LCI by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of Qwest Communications International Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 have been included herein and in the Registration Statement in reliance upon the report pertaining to such consolidated financial statements, dated February 24, 1998, except as to note 22, which is as of March 8, 1998, and the report dated February 24, 1998 pertaining to such schedule, of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements and schedules of LCI International, Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 included in and incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated February 16, 1998 (except with respect to the matter discussed in Note 15, as to which the date is March 16, 1998) with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  The consolidated financial statements of Phoenix as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 included in this Joint Proxy Statement/Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in its reports with respect thereto, and are included herein in reliance on the reports of Grant Thornton LLP and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

AUDITED FINANCIAL STATEMENTS:
Independent Auditors' Report..............................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996..............   F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1996 and 1995......................................................   F-5
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1997, 1996 and 1995.........................................   F-6
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1996 and 1995......................................................   F-7
Notes to Consolidated Financial Statements................................   F-8
UNAUDITED FINANCIAL STATEMENTS:
Condensed Consolidated Balance Sheets as of March 31, 1998 and December
 31, 1997.................................................................  F-27
Condensed Consolidated Statements of Operations for the Three Months Ended
 March 31, 1998 and 1997..................................................  F-28
Condensed Consolidated Statements of Cash Flows for the Three Months Ended
 March 31, 1998 and 1997..................................................  F-29
Notes to Condensed Consolidated Financial Statements......................  F-30

                            LCI INTERNATIONAL, INC.

AUDITED FINANCIAL STATEMENTS:
Report of Independent Public Accountants..................................  F-36
Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1996 and 1995......................................................  F-37
Consolidated Balance Sheets as of December 31, 1997 and 1996..............  F-38
Consolidated Statements of Shareowners' Equity for the Years Ended
 December 31, 1997, 1996 and 1995.........................................  F-39
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1996 and 1995......................................................  F-40
Notes to Consolidated Financial Statements................................  F-41
UNAUDITED FINANCIAL STATEMENTS:
Condensed Consolidated Statements of Operations for the Three Months Ended
 March 31, 1998 and 1997..................................................  F-56
Condensed Consolidated Balance Sheets as of March 31, 1998 and December
 31, 1997.................................................................  F-57
Condensed Consolidated Statement of Shareowners' Equity for the Three
 Months Ended March 31, 1998..............................................  F-58
Condensed Consolidated Statements of Cash Flows for the Three Months Ended
 March 31, 1998 and 1997..................................................  F-59
Notes to Interim Condensed Consolidated Financial Statements..............  F-60

                             PHOENIX NETWORK, INC.

Report of Independent Certified Public Accountants........................  F-65
Consolidated Balance Sheets as of December 31, 1997 and 1996..............  F-66
Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1996 and 1995......................................................  F-67
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1997, 1996 and 1995.........................................  F-68
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1996 and 1995......................................................  F-69
Notes to Consolidated Financial Statements................................  F-71

                         INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
QWEST COMMUNICATIONS INTERNATIONAL INC.:

  We have audited the accompanying consolidated balance sheets of Qwest Communications International Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qwest Communications International Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                          KPMG Peat Marwick LLP
Denver, Colorado
February 24, 1998,
 except as to note 22,
 which is as of
 March 8, 1998

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                1997      1996
                                                             ---------- --------
                           ASSETS
Current assets:
  Cash and cash equivalents................................. $  379,784 $  6,905
  Accounts receivable, net..................................     67,395   29,248
  Costs and estimated earnings in excess of billings........    256,566    4,989
  Notes and other receivables...............................     10,855   14,934
  Other current assets......................................      9,342      328
                                                             ---------- --------
    Total current assets....................................    723,942   56,404
Property and equipment, net.................................    614,640  186,535
Deferred income tax asset...................................     17,988    4,593
Notes and other receivables.................................         59   11,052
Intangible and other long-term assets, net..................     41,476    3,967
                                                             ---------- --------
    Total assets............................................ $1,398,105 $262,551
                                                             ========== ========


          See accompanying notes to consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                             1997       1996
                                                          ----------  --------
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.................. $  253,313  $ 80,129
  Billings in excess of costs and estimated earnings.....     21,390     5,034
  Deferred income tax liability..........................     22,344       --
  Current portion of long-term debt......................     12,011    25,193
  Payable to Majority Shareholder........................      2,091    19,138
  Deferred revenue.......................................      4,273     2,649
                                                          ----------  --------
    Total current liabilities............................    315,422   132,143
  Long-term debt.........................................    630,463   109,268
  Other liabilities......................................     70,476    11,698
                                                          ----------  --------
    Total liabilities....................................  1,016,361   253,109
                                                          ----------  --------
Stockholders' equity:
  Preferred Stock, $.01 par value. Authorized 25,000,000
   shares
   No shares issued and outstanding......................        --        --
  Common Stock, $.01 par value. Authorized 400,000,000
   shares.
   206,669,874 shares and 173,000,000 shares issued and
   outstanding at December 31, 1997 and December 31,
   1996, respectively....................................      2,066     1,730
  Additional paid-in capital.............................    411,605    54,162
  Accumulated deficit....................................    (31,927)  (46,450)
                                                          ----------  --------
  Total stockholders' equity.............................    381,744     9,442
                                                          ----------  --------
Commitments and contingencies
    Total liabilities and stockholders' equity........... $1,398,105  $262,551
                                                          ==========  ========


          See accompanying notes to consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                   1997      1996      1995
                                                 --------  --------  ---------
Revenue:
  Carrier services.............................. $ 55,644  $ 57,573  $  67,789
  Commercial services...........................   59,649    34,265     20,412
                                                 --------  --------  ---------
                                                  115,293    91,838     88,201
  Network construction services.................  581,410   139,158     36,901
                                                 --------  --------  ---------
                                                  696,703   230,996    125,102
                                                 --------  --------  ---------
Operating expenses:
  Telecommunications services...................   91,166    80,368     81,215
  Network construction services.................  397,153    87,542     32,754
  Selling, general and administrative...........   91,190    45,755     37,195
  Growth share plan.............................   73,451    13,100        --
  Depreciation and amortization.................   20,262    16,245      9,994
                                                 --------  --------  ---------
                                                  673,222   243,010    161,158
Earnings (loss) from operations.................   23,481   (12,014)   (36,056)
Other income (expense):
  Interest expense, net.........................  (18,895)   (6,827)    (4,248)
  Interest income...............................   11,708     2,454      1,782
  Other income, net.............................    7,286     6,186         55
                                                 --------  --------  ---------
    Earnings (loss) before income taxes.........   23,580   (10,201)   (38,467)
Income tax expense (benefit)....................    9,057    (3,234)   (13,336)
                                                 --------  --------  ---------
    Net earnings (loss)......................... $ 14,523  $ (6,967) $ (25,131)
                                                 ========  ========  =========
Earnings (loss) per share--basic................ $   0.08  $  (0.04) $   (0.15)
                                                 ========  ========  =========
Earnings (loss) per share--diluted.............. $   0.07  $  (0.04) $   (0.15)
                                                 ========  ========  =========


          See accompanying notes to consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                (AMOUNTS IN THOUSANDS, EXCEPT SHARE INFORMATION)

                             COMMON STOCK
                          ------------------ ADDITIONAL                 TOTAL
                           NUMBER OF           PAID-IN  ACCUMULATED  STOCKHOLDERS'
                             SHARES   AMOUNT   CAPITAL    DEFICIT       EQUITY
                          ----------- ------ ---------- ----------- --------------
BALANCES, JANUARY 1,
 1995...................  173,000,000 $1,730  $ 37,203   $(14,352)     $ 24,581
Cash contribution from
 Majority Shareholder...          --     --     28,000        --         28,000
Reduction in additional
 paid-in capital
 attributable to effect
 of the tax allocation
 agreement with Majority
 Shareholder............          --     --       (975)       --           (975)
Net loss................          --     --        --     (25,131)      (25,131)
                          ----------- ------  --------   --------      --------
BALANCES, DECEMBER 31,
 1995...................  173,000,000  1,730    64,228    (39,483)       26,475
Cancellation of income
 tax benefit receivable
 from Majority
 Shareholder............          --     --    (11,088)       --        (11,088)
Equity contribution from
 Majority Shareholder...          --     --      1,022        --          1,022
Net loss................          --     --        --      (6,967)       (6,967)
                          ----------- ------  --------   --------      --------
BALANCES, DECEMBER 31,
 1996...................  173,000,000  1,730    54,162    (46,450)        9,442
Issuance of common stock
 in initial public
 offering, net..........   31,050,000    310   319,171        --        319,481
Issuance of common stock
 warrants...............          --     --      2,300        --          2,300
Issuance of common stock
 for Growth Shares......    2,591,532     26    35,284        --         35,310
Issuance of common stock
 upon exercise of
 employee stock
 options................        9,644    --        132        --            132
Issuance of common stock
 under Equity Incentive
 Plan...................       18,698    --        556        --            556
Net earnings............          --     --        --      14,523        14,523
                          ----------- ------  --------   --------      --------
BALANCES, DECEMBER 31,
 1997...................  206,669,874 $2,066  $411,605   $(31,927)     $381,744
                          ----------- ------  --------   --------      --------


          See accompanying notes to consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                   1997       1996      1995
                                                 ---------  --------  ---------
Cash flows from operating activities:
 Net earnings (loss)...........................  $  14,523  $ (6,967) $ (25,131)
 Adjustments to reconcile net earnings (loss)
  to net cash (used in) provided by operating
  activities:
 Depreciation and amortization.................     20,262    16,245      9,994
 Gain on sale of contract rights...............     (9,296)      --         --
 Gain on sale of telecommunications service
  agreements...................................        --     (6,126)       --
 Deferred income tax expense (benefit).........      8,949    (1,123)    (2,839)
 Changes in operating assets and liabilities:
  Receivables--accounts and notes, net.........    (22,397)  (25,680)   (21,379)
  Costs and estimated earnings in excess of
   billings, net...............................   (235,221)   24,172    (21,650)
  Accounts payable and accrued liabilities.....    189,797    34,455      5,852
  Payable to related parties, net..............        --     (2,983)     1,263
  Other changes................................     (3,105)      531     (2,745)
                                                 ---------  --------  ---------
   Net cash (used in) provided by operating
    activities.................................    (36,488)   32,524    (56,635)
                                                 ---------  --------  ---------
Cash flows from investing activities:
 Proceeds from sale of contract rights.........      9,000       --         --
 Proceeds from sale of telecommunications
  service agreements...........................        --      4,500        --
 Expenditures for property and equipment.......   (345,788)  (57,122)   (46,313)
 Cash paid for acquisitions, net of cash
  acquired.....................................    (20,036)      --     (12,545)
                                                 ---------  --------  ---------
   Net cash used in investing activities.......   (356,824)  (52,622)   (58,858)
                                                 ---------  --------  ---------
Cash flows from financing activities:
 Proceeds from issuance of common stock in
  initial public offering, net.................    319,481       --         --
 Proceeds from issuance of common stock
  warrants.....................................      2,300       --         --
 Proceeds from exercise of employee stock
  options......................................        132       --         --
 Borrowings of long-term debt..................    678,003    65,000     62,606
 Repayments of long-term debt..................   (200,233)  (21,322)    (2,331)
 Debt issuance costs...........................    (16,445)     (112)      (591)
 Net (payments to) advances from Majority
  Shareholder..................................    (17,047)  (19,069)    26,256
 Contributions from Majority Shareholder.......        --      1,022     28,000
                                                 ---------  --------  ---------
   Net cash provided by financing activities...    766,191    25,519    113,940
                                                 ---------  --------  ---------
   Net increase (decrease) in cash and cash
    equivalents................................    372,879     5,421     (1,553)
Cash and cash equivalents, beginning of
 period........................................      6,905     1,484      3,037
                                                 ---------  --------  ---------
Cash and cash equivalents, end of period.......  $ 379,784  $  6,905  $   1,484
                                                 =========  ========  =========
Supplemental disclosure of cash flow
 information:
 Cash paid for interest, net...................  $  16,696  $  8,825  $   3,972
                                                 =========  ========  =========
 Cash paid for taxes, other than to Majority
  Shareholder..................................  $     244  $    160  $     725
                                                 =========  ========  =========
Supplemental disclosure of significant non-cash
 investing and financing activities:
 Accrued capital expenditures..................  $  76,267  $ 28,000  $     --
                                                 =========  ========  =========
 Capital expenditures financed with equipment
  credit facility..............................  $  22,604  $    --   $     --
                                                 =========  ========  =========

          See accompanying notes to consolidated financial statements.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

(1) ORGANIZATION AND BACKGROUND

  Qwest Communications International Inc. (the "Company") was wholly-owned by Anschutz Company (the "Majority Shareholder") until June 27, 1997, when the Company issued common stock in an initial public offering (the "IPO"). As of December 31, 1997, the Majority Shareholder owns approximately 83.7% of the outstanding common stock of the Company. The Company is the ultimate holding company for the operations of Qwest Communications Corporation and subsidiaries ("Qwest").

  The Company is a developer and operator of telecommunications networks and facilities and operates in a single business segment, the telecommunications industry. It principally provides the following services within that industry:

  --Telecommunications Services--the Company provides dedicated line and switched services to interexchange carriers and competitive access providers ("Carrier Services") and long distance voice, data and video services to businesses and consumers ("Commercial Services").

  --Network Construction Services--the Company installs fiber optic communications systems for interexchange carriers, local telephone companies, cable television companies, competitive access providers and other communications entities, as well as for its own use.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Principles of Consolidation

  The accompanying audited consolidated financial statements as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 include the accounts of the Company and all majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

 (b) Telecommunications Services Revenue

  Revenue from telecommunications services is recognized monthly as the services are provided. Amounts billed in advance of the service month are recorded as deferred revenue.

 (c) Long-Term Construction Contracts

  The Company accounts for long-term construction contracts relating to the development of telecommunications networks using the percentage of completion method. Under the percentage of completion method, progress is generally measured on performance milestones relating to the contract where such milestones fairly reflect progress toward contract completion.

  Network construction costs include all direct material and labor costs and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. When necessary, the estimated loss on an uncompleted contract is expensed in the period in which it is identified. Contract costs are estimated using allocations of the total cost of constructing the Qwest Network, a coast-to-coast, technologically advanced, fiber optic telecommunications network (the "Qwest Network"). Revisions to estimated profits on contracts are recognized in the period they become known.

 (d) Cash and Cash Equivalents

  The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with an original maturity of three months or less, that the Company may hold from time to time, as cash and cash equivalents.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 (e) Property and Equipment

  Property and equipment is stated at cost. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets, commencing when they are available for service. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Network construction costs, including interest during construction, are capitalized. Interest capitalized in the years ended December 31, 1997, 1996 and 1995 was approximately $17.7 million, $2.4 million and $1.9 million, respectively.

  The useful lives of property and equipment are as follows:

   Facility and leasehold improvements................ 5--25 years or lease term
   Communications and construction equipment.......... 3--10 years
   Fiber and conduit systems.......................... 15--25 years
   Office equipment and furniture..................... 3--7 years
   Capital leases..................................... lease term

  While constructing network systems for customers, the Company may install additional conduit for its own use. This additional conduit is capitalized at the incremental cost of construction. Costs of the initial conduit, fiber and facilities are allocated to the customer and the Company based upon the number of fibers retained by the Company relative to the total fibers installed, or square footage in the case of facilities.

 (f) Impairment of Long-Lived Assets

  The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable, in accordance with Statement of Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. Estimates of expected future cash flows are to represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flow exceeds the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future cash flows, an impairment exists and is measured by the excess of the carrying value over the fair value of the asset. Any impairment provisions recognized are permanent and may not be restored in the future. No impairment expense was recognized in 1997, 1996 or 1995.

 (g) Income Taxes

  The Company uses the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

 (h) Intangible and Other Long-Term Assets

  Intangible and other long-term assets include debt issuance costs, deferred compensation, goodwill and acquired intangibles such as customer contracts and non-compete covenants. Such costs are amortized on a straight-line basis over a period ranging from three to fifteen years.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 (i) Earnings Per Share

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share, which requires the presentation of basic earnings per share and, for companies with potentially dilutive securities, such as convertible debt, options and warrants, diluted earnings per share. Basic earnings per share amounts are determined on the basis of the weighted average number of common shares outstanding during the year. Potentially dilutive instruments for the periods prior to the Company's IPO, as defined by Securities and Exchange Commission Staff Accounting Bulletin Number 98, Earnings Per Share, were not material and were excluded from the computation of earnings per share. Diluted earnings per share give effect to all potential dilutive common shares that were outstanding during the year.

 (j) Stock-Based Compensation

  As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company accounts for compensation expense under the Growth Share Plan and the Equity Incentive Plan in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

 (k) Management Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 (l) Reclassifications

  Certain prior year balances have been reclassified to conform with 1997 presentation.

(3) OTHER INCOME (EXPENSE)

  On March 10, 1997, the Company entered into an agreement with an unrelated third party to terminate certain equipment purchase and telecommunications capacity rights and options of the Company exercisable against the third party for $9.0 million in cash, which the Company received in 1997 and has recorded as gain on sale of contract rights.

  On July 1, 1996, the Company sold its right, title and interest in certain telecommunications service agreements to an unrelated third party (the "Buyer") for $5.5 million. During the transition of service agreements to the Buyer, the Company incurred certain facilities costs on behalf of the Buyer, which are reimbursable to the Company. On March 31, 1997, the arrangement relating to the transition services agreements expired and has not yet been renegotiated. A dispute has arisen with respect to reimbursement of these costs and, as a result, the Company made a provision of $2.0 million in the three months ended March 31, 1997. Negotiations with the Buyer are continuing. As of December 31, 1997 and 1996, net amounts of approximately $5.0 million and $2.0 million, respectively, were due to the Company for such costs. The Company believes that the receivable balance as of December 31, 1997 is collectible.

(4) ACQUISITIONS

  On October 22, 1997, the Company and an unrelated third party consummated an agreement whereby the Company acquired from the third party all of the issued and outstanding shares of capital stock of SuperNet, Inc.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

("SNI"), a regional internet service provider, and the capital stock of SNI issued at the closing of the acquisition, for approximately $20.0 million in cash, plus acquisition costs. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows (in thousands):

   Working capital.................................................... $(1,517)
   Property and equipment.............................................   2,890
   Goodwill...........................................................  19,200
   Other..............................................................   ( 423)
                                                                       -------
                                                                       $20,150
                                                                       =======

  The accompanying consolidated statements of operations include the operating results of SNI since October 22, 1997. The following pro forma operating results of the Company and SNI for the years ended December 31, 1997 and 1996 have been prepared assuming the acquisition had been consummated as of January 1, 1996 (in thousands, except per share amounts):

                                                               1997     1996
                                                             -------- --------
   Revenue.................................................. $702,260 $236,538
   Net earnings (loss)...................................... $ 10,783 $(14,226)
   Earnings (loss) per share -- basic....................... $   0.06 $  (0.08)
   Earnings (loss) per share--diluted....................... $   0.06 $  (0.08)

(5) NETWORK CONSTRUCTION SERVICES REVENUE AND EXPENSES

  Costs and billings on uncompleted contracts included in the accompanying consolidated financial statements are as follows (in thousands):

                                                              DECEMBER 31,
                                                           -------------------
                                                             1997       1996
                                                           ---------  --------
   Costs incurred on uncompleted contracts................ $ 473,760  $ 82,840
   Estimated earnings.....................................   238,191    48,853
                                                           ---------  --------
                                                             711,951   131,693
   Less: billings to date                                    476,775   131,738
                                                           ---------  --------
                                                           $ 235,176  $    (45)
                                                           =========  ========
   Costs and estimated earnings in excess of billings..... $ 256,566  $  4,989
   Billings in excess of costs and estimated earnings.....   (21,390)   (5,034)
                                                           ---------  --------
                                                           $ 235,176  $    (45)
                                                           =========  ========
   Revenue the Company expects to realize for work to be
    performed on the above uncompleted contracts.......... $ 506,791  $328,688
                                                           =========  ========

  The Company has entered into various agreements to provide indefeasible rights of use of multiple fibers along the Qwest Network. Such agreements include contracts with three major customers for an aggregate purchase price of approximately $1.0 billion. The Company obtained construction performance bonds totaling $175.0 million which have been guaranteed by the Majority Shareholder. Network Construction Services revenue relating to the contracts with these major customers was approximately $513.0 million and $121.0 million in 1997 and 1996, respectively. Progress billings are made upon customers' acceptance of performance milestones.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

The Company expects to bill and collect all costs and estimated earnings in excess of billings as of December 31, 1997, in 1998.

  Although these construction agreements provide for certain penalties if the Company does not complete construction within the time frames specified within the agreements, management does not anticipate that the Company will incur any substantial penalties under these provisions.

(6) ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
   Carrier services........................................... $11,833  $ 9,978
   Commercial services........................................  14,095    5,736
   Network construction services..............................  37,085   13,751
   Due from affiliate.........................................   1,804      --
   Other......................................................   7,189    3,452
                                                               -------  -------
                                                                72,006   32,917
     Less allowance for doubtful accounts.....................  (4,611)  (3,669)
                                                               -------  -------
   Accounts receivable, net................................... $67,395  $29,248
                                                               =======  =======

(7) NOTES AND OTHER RECEIVABLES

  In 1994, an unrelated third party entered into a $45.0 million agreement to purchase a single conduit from the Company. Contract revenue from this agreement was approximately $3.1 million and $29.7 million in the years ended December 31, 1996 and 1995, respectively. The Company may be required to pay up to $13.0 million to the third party in the event of the sale of the Company-owned conduits. The balance of the notes receivable related to the contract was paid subsequent to year end.

(8) PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands):

                                                                DECEMBER 31,
                                                              ------------------
                                                                1997      1996
                                                              --------  --------
   Land...................................................... $    991  $    506
   Facility and leasehold improvements.......................   17,910     7,951
   Communications and construction equipment.................   83,313    52,076
   Fiber and conduit systems.................................  118,192    42,446
   Office equipment and furniture............................   16,019     6,360
   Capital leases............................................    3,778     3,197
   Work in progress..........................................  417,042    99,915
                                                              --------  --------
                                                               657,245   212,451
     Less accumulated depreciation and amortization..........  (42,605)  (25,916)
                                                              --------  --------
   Property and equipment, net............................... $614,640  $186,535
                                                              ========  ========

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


(9) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Accounts payable and accrued expenses consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                               ----------------
                                                                 1997    1996
                                                               -------- -------
   Accounts payable........................................... $ 80,862 $41,642
   Construction accrual.......................................   75,543  18,071
   Property, sales and other taxes............................   33,926   3,582
   Capacity service obligation................................    8,196   3,658
   Accrued interest...........................................    7,704     707
   Right-of-way obligations...................................   34,006   3,290
   Other......................................................   13,076   9,179
                                                               -------- -------
   Accounts payable and accrued expenses...................... $253,313 $80,129
                                                               ======== =======

(10) OTHER LIABILITIES

  Other liabilities consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1997    1996
                                                                ------- -------
   Right-of-way obligations.................................... $39,014 $ 1,297
   Growth share accrual........................................  17,686   9,291
   Equipment to be financed....................................  10,756     --
   Other.......................................................   3,020   1,110
                                                                ------- -------
   Other liabilities........................................... $70,476 $11,698
                                                                ======= =======

(11) RIGHT-OF-WAY OBLIGATIONS

  The Company has easement agreements with railroads and public transportation authorities. The following is a schedule by years of future minimum payments under easement agreements together with the present value of the net minimum payments as of December 31, 1997.

   Year ended December 31:
     1998............................................................. $ 34,225
     1999.............................................................    4,228
     2000.............................................................    4,228
     2001.............................................................    4,250
     2002.............................................................    6,099
     Thereafter.......................................................   83,788
                                                                       --------
     Total minimum payments........................................... $136,818
     Less amount representing interest................................  (63,798)
                                                                       --------
     Present value of net minimum payments............................ $ 73,020
                                                                       ========

  The present value of net minimum payments is included in accounts payable and accrued expenses and other liabilities. (See note 9--Accounts Payable and Accrued Expenses and note 10--Other Liabilities.)

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  In certain limited instances the Company may be obligated to pay costs of relocating certain conduits owned by third parties on approximately 500 miles of railroad rights-of-way. The majority of such commitments expire in February 2001. The Company has made a provision of approximately $2.9 million for such costs in 1997.

  Pursuant to certain easement agreements, the Company is required to provide easement grantors with communications capacity for their own internal use.

(12) LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
   9.47% Notes.............................................. $356,908  $    --
   10 7/8% Notes............................................  250,000       --
   Revolving credit facility................................      --     60,000
   Equipment credit facility................................   22,604       --
   Network credit facility..................................      --     27,077
   Equipment loans..........................................      --      9,820
   Term notes...............................................      --      9,416
   Capital lease and other obligations......................   12,962    28,148
                                                             --------  --------
   Total debt...............................................  642,474   134,461
     Less current portion...................................  (12,011)  (25,193)
                                                             --------  --------
   Long-term debt........................................... $630,463  $109,268
                                                             ========  ========

  In October 1997, the Company issued and sold $555.9 million in principal amount at maturity of 9.47% Senior Discount Notes, due 2007 (the "9.47% Notes"), generating net proceeds of approximately $342.1 million, after deducting offering costs which are included in intangible and other long-term assets. The 9.47% Notes will accrete at a rate of 9.47% per annum, compounded semiannually, to an aggregate principal amount of $555.9 million by October 15, 2002. The principal amount of the 9.47% Notes is due and payable in full on October 15, 2007. The 9.47% Notes are redeemable at the Company's option, in whole or in part, at any time on or after October 15, 2002, at specified redemption prices. In addition, prior to October 15, 2000, the Company may use the net cash proceeds from certain equity transactions to redeem up to 35% of the 9.47% Notes at specified redemption prices. Cash interest on the 9.47% Notes will not accrue until October 15, 2002, and thereafter will accrue at a rate of 9.47% per annum, and will be payable semiannually in arrears commencing on April 15, 2003 and thereafter on April 15 and October 15 of each year. The Company has the option of commencing the accrual of cash interest on an interest payment date on or after October 15, 2000, in which case the outstanding principal amount at maturity of the 9.47% Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable thereafter. In February 1998, the Company completed an exchange of the 9.47% Series B Senior Discount Notes (the "9.47% Exchange Notes"), registered under the Securities Act of 1933 (the "Act"), for all of the 9.47% Notes. The 9.47% Exchange Notes are identical in all material respects to the originally issued 9.47% Notes.

  In May 1997, the Company entered into a $90.0 million credit agreement (the "Equipment Credit Facility") with an unrelated third party supplier of transmission electronics equipment (the "Supplier") to fund a portion of certain capital expenditures required to equip the Qwest Network currently under construction. The facility subsequently was assigned by the Supplier to another institution, which assumed the Equipment Credit Facility

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

and currently acts as the agent. Under the Equipment Credit Facility, the Company may borrow up to 75% of the price of purchased equipment and related engineering and installation services provided by the Supplier, with the purchased equipment and related items serving as collateral for the loans. The Company is committed to purchase from the Supplier a minimum of $100.0 million of such equipment and services under a separate procurement agreement, which was executed in May 1997. The Company's total remaining commitment under the procurement agreement was approximately $68.4 million as of December 31, 1997. Principal amounts outstanding under the Equipment Credit Facility will be payable in quarterly installments commencing on June 30, 2000, with full repayment due on March 31, 2004. Borrowings will bear interest at the Company's option at either (i) a floating base rate offered by a designated reference bank plus an applicable margin; or (ii) LIBOR plus an applicable margin.

  On March 31, 1997, the Company issued and sold 10 7/8% Senior Notes due 2007 having an aggregate principal amount at maturity of $250.0 million. The net proceeds of the 10 7/8% Senior Notes were approximately $242.0 million, after deducting offering costs which are included in intangible and other long-term assets. Interest on the 10 7/8% Senior Notes is payable semiannually in arrears on April 1 and October 1 of each year, commencing October 1, 1997. The 10 7/8% Senior Notes are subject to redemption at the option of the Company, in whole or in part, at any time on or after April 1, 2002, at specified redemption prices. In addition, prior to April 1, 2000, the Company may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the 10 7/8% Senior Notes at specified redemption prices. In August 1997, the Company completed an exchange of 10 7/8% Series B Senior Notes (the "10 7/8% Notes"), registered under the Act, for all of the 10 7/8% Senior Notes. The 10 7/8% Notes are identical in all material respects to the originally issued 10 7/8% Senior Notes.

  In April 1996, the Company entered into a long-term $100.0 million revolving credit facility agreement as amended in September 1996 (the "Facility") which was collateralized by shares of common stock owned and pledged by the Majority Shareholder. In October 1997, the Company repaid the outstanding balance and terminated the Facility.

  In April 1995, the Company entered into a $45.0 million customer contract credit facility agreement to finance certain construction projects undertaken at that time. The facility converted to a term loan upon completion of the construction projects in 1996 and 1995 and is now secured by notes receivable issued in connection with these construction projects. The facility bears interest at the Company's option at either (i) the higher of (a) the bank's base rate of interest, or (b) the Federal Funds Rate plus 1/2%; or (ii) LIBOR plus 9/16%. The outstanding balance was repaid in February 1998.

  The Company also incurred other indebtedness during the three-year period ended December 31, 1997, including in 1995 and 1996 $10.0 million in aggregate under five equipment loans and in January 1995 $12.0 million in aggregate under two term notes, the proceeds of which were used to repay a portion of the advance from the Majority Shareholder used to purchase Qwest Transmission Inc. In addition, the Company had other outstanding indebtedness in 1997 which it had incurred prior to 1995, including amounts payable under a network credit facility and an additional equipment loan. Such indebtedness had a weighted average interest rate of approximately 9% in 1997, and was repaid in the second quarter of 1997 with proceeds from the 10 7/8% Senior Notes.

  The indentures for the 10 7/8%, 9.47% and 8.29% Notes (defined below) contain certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries (the "Restricted Subsidiaries") to incur additional indebtedness and issue preferred stock, pay dividends or make other

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

distributions, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, issue or sell capital stock of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

  The Company leases certain network construction equipment under capital lease agreements. The amortization charge applicable to capital leases is included in depreciation expense. Future minimum payments under capital lease obligations is included in contractual maturities of long-term debt summarized below.

  Contractual maturities of long-term debt as of December 31, 1997 are as follows (in thousands):

                                                                          1997
                                                                        --------
   Year ended December 31:
     1998.............................................................. $ 12,011
     1999..............................................................      622
     2000..............................................................    3,671
     2001..............................................................    5,078
     2002..............................................................    5,877
     Thereafter........................................................  615,215
                                                                        --------
                                                                        $642,474
                                                                        ========

  The carrying amounts of the Term Loan and the Equipment Credit Facility approximate fair value since the interest rates are variable and reset periodically. The estimated fair values of the 9.47% Notes and the 10 7/8% Notes, each with a carrying value at December 31, 1997 of approximately $356.9 million and $250.0 million, respectively, were approximately $382.2 million and $283.8 million, respectively, at December 31, 1997, based on current rates offered for debt of similar terms and maturity.

  In January 1998, the Company issued and sold $450.5 million in principal amount at maturity of 8.29% Senior Discount Notes, due 2008 (the "8.29% Notes"), generating net proceeds of approximately $299.2 million, after deducting offering costs. The 8.29% Notes will accrete at a rate of 8.29% per annum, compounded semiannually. The principal amount of the 8.29% Notes is due and payable in full on February 1, 2008. The 8.29% Notes are redeemable at the Company's option, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices. In addition, prior to February 1, 2001, the Company may use the net cash proceeds from certain equity transactions to redeem up to 35% of the 8.29% Notes at specified redemption prices. Cash interest on the 8.29% Notes will not accrue until February 1, 2003, and thereafter will accrue at a rate of 8.29% per annum, and will be payable semiannually in arrears commencing on August 1, 2003, and thereafter on February 1 and August 1 of each year. The Company has the option of commencing cash interest on an interest payment date on or after February 1, 2001, in which case the outstanding principal amount at maturity of the 8.29% Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable on each interest payment date thereafter.

  In connection with the sale of the 8.29% Notes, the Company agreed to make an offer to exchange new notes, registered under the Act and with terms identical in all material respects to the 8.29% Notes, for the 8.29% Notes or, alternatively, to file a shelf registration statement under the Act with respect to the 8.29% Notes. If the registration statement for the exchange offer or the shelf registration statement, as applicable, is not declared effective within specified time periods or, after being declared effective, ceases to be effective or usable for resale of the 8.29% Notes during specified time periods (each a "Registration Default"), additional cash interest will

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

accrue at a rate per annum equal to 0.50% of the principal amount at maturity of the 8.29% Notes during the 90-day period immediately following the occurrence of a Registration Default and increasing in increments of 0.25% per annum of the principal amount at maturity of the Discount Notes up to a maximum of 2.0% per annum, at the end of each subsequent 90-day period until the Registration Default is cured.

(13) INCOME TAXES

  Income tax expense (benefit) for the years ended December 31, 1997, 1996 and 1995 is as follows (in thousands):

                                                        1997   1996      1995
                                                       ------ -------  --------
   Current:
     Federal.......................................... $  --  $(1,673) $(10,497)
     State............................................    108    (438)      --
                                                       ------ -------  --------
       Total current income tax expense (benefit).....    108  (2,111)  (10,497)
                                                       ------ -------  --------
   Deferred:
     Federal..........................................  8,949  (1,123)   (2,839)
     State............................................    --      --        --
                                                       ------ -------  --------
       Total deferred income tax expense (benefit)....  8,949  (1,123)   (2,839)
                                                       ------ -------  --------
       Total income tax expense (benefit)............. $9,057 $(3,234) $(13,336)
                                                       ====== =======  ========

  Total income tax expense (benefit) differed from the amounts computed by applying the federal statutory income tax rate (35%) to earnings (loss) before income tax expense (benefit) as a result of the following items for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                      1997   1996      1995
                                                     ------ -------  --------
   Expected income tax expense (benefit)............ $8,253 $(3,570) $(13,463)
   State income taxes, net of federal income tax
    expense (benefit)..................................  70    (279)      --
   Goodwill amortization............................    306     568        56
   Compensation and growth share expenses...........    345     --        --
   Other, net.......................................     83      47        71
                                                     ------ -------  --------
       Total income tax expense (benefit)........... $9,057 $(3,234) $(13,336)
                                                     ====== =======  ========

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows (in thousands):

                                                               DECEMBER 31,
                                                             -----------------
                                                               1997     1996
                                                             --------  -------
   Current deferred tax assets (liabilities):
     Allowance for doubtful accounts........................ $  1,130  $ 1,283
     Accrued liabilities....................................    1,219    1,277
     Deferred compensation..................................      492      --
                                                             --------  -------
                                                                2,841    2,560
     Network construction contracts.........................  (25,185)  (2,560)
                                                             --------  -------
                                                             $(22,344) $   --
                                                             ========  =======
   Long-term deferred tax assets (liabilities):
     Deferred compensation.................................. $  6,503  $ 3,252
     Depreciation...........................................    4,337    2,205
     Accrued liabilities....................................    1,235      --
     Net operating loss carryforward........................   34,773      --
                                                             --------  -------
                                                               46,848    5,457
     Intangible assets, principally due to differences in
      basis and amortization................................      (71)    (112)
     Property and equipment.................................  (28,789)    (752)
                                                             --------  -------
                                                              (28,860)    (864)
                                                             --------  -------
                                                             $ 17,988  $ 4,593
                                                             ========  =======

  The Company has analyzed the sources and expected reversal periods of its deferred tax assets. The Company believes that the tax benefits attributable to deductible temporary differences will be realized by recognition of future taxable amounts. Accordingly, the Company believes a valuation allowance for its federal deferred tax assets is not necessary.

  At December 31, 1997, the Company has net operating loss carryforwards for income tax purposes of approximately $99.4 million which, if not utilized to reduce taxable income in future periods, will expire in 2012.

  The Company is included in the consolidated federal income tax return of the Majority Shareholder, which has a July 31 year-end for income tax purposes. There is a tax allocation agreement between the Company and the Majority Shareholder which encompasses U. S. federal tax consequences. The Company is responsible to the Majority Shareholder to the extent of income taxes for which the Company and its subsidiaries would have been liable if the Company had filed a consolidated federal income tax return, giving effect to any loss or credit carryover belonging to the Company and its subsidiaries from periods after the Effective Date (defined below). The Majority Shareholder would be responsible to the Company to the extent an unused loss or credit can be carried back to an earlier taxable period after the Effective Date.

  The tax agreement was amended effective as of January 1, 1997 (the "Effective Date"). Prior to the amendment, the Company was responsible to the Majority Shareholder for its share of the current consolidated income tax liabilities. The Majority Shareholder was responsible to the Company to the extent that the Company's income tax attributes were utilized by the Majority Shareholder to reduce its consolidated income

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

tax liabilities, subject to certain limitations on net operating loss and credit carryforwards. At December 31, 1996, the income tax benefit receivable from Majority Shareholder of approximately $11.1 million was canceled, which resulted in a reduction of additional paid-in capital.

  In certain cases, differences may arise between amounts reported in the financial statements under generally accepted accounting principles and the amounts actually payable or receivable under the tax allocation agreement. Those differences are generally reported as adjustments to capital, as in-substance dividends.

(14) RELATED PARTY TRANSACTIONS

 (a) Transactions with Majority Shareholder

  The Majority Shareholder incurs certain costs on the Company's behalf, including primarily insurance and corporate transportation services, and allocates such costs to the Company based on actual usage. The cost to the Company for such services was approximately $4.3 million, $2.1 million and $2.5 million in the years ended December 31, 1997, 1996 and 1995, respectively. In addition, accounts receivable from (payable to) the Majority Shareholder are recognized to reflect federal income tax benefits receivable (income taxes payable) pursuant to the tax allocation agreement between the Company and the Majority Shareholder. Advances from Majority Shareholder of approximately $19.1 million outstanding at December 31, 1996 were repaid in 1997.

  The Company has agreed to indemnify the Majority Shareholder and its subsidiaries against any costs or losses incurred by them as a result of their providing credit support to the Company (in the form of collateral pledges, guarantees, performance bonds or otherwise).

 (b) Transactions with Other Related Parties

  The Company leases its corporate office in Denver, Colorado from an affiliate of the Majority Shareholder. The cost to the Company for such lease was approximately $1.4 million, $1.2 million and $1.0 million in the years ended December 31, 1997, 1996 and 1995, respectively.

  The Majority Shareholder owned approximately 25% of Southern Pacific Rail Corporation and its subsidiaries ("SPRC") at December 31, 1995. In September 1996, SPRC was acquired by Union Pacific Corporation. As a result of this transaction, the Majority Shareholder's ownership was reduced to approximately 5% of Union Pacific Corporation, and SPRC ceased to be a related party. While a related party, the Company provided telecommunications services to SPRC and charged SPRC approximately $1.5 million and $3.6 million in the years ended December 31, 1996 and 1995, respectively. Additionally, the Company purchased and has made future commitments relating to right-of-way easements from SPRC and utilizes specialized SPRC personnel and equipment for its construction projects. While a related party, SPRC charged the Company approximately $3.3 million and $2.2 million for these services in the years ended December 31, 1996 and 1995, respectively.

 (c) Equity Contribution From Majority Shareholder

  On November 11, 1996, the former president and chief executive of the Company resigned his position. Upon his resignation, the Majority Shareholder forgave a note receivable from him in the amount of approximately $1.0 million. This charge was allocated to the Company in 1996 and is included in selling, general and administrative expenses and additional paid-in capital in the Company's consolidated financial statements.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts of notes and other receivables approximate fair value due to the relatively short period of time between the origination of these instruments and their expected realization. The carrying amount of long-term right-of-way obligation approximates fair value since it is based upon current interest rates of obligations with similar maturities.

(16) COMMITMENTS AND CONTINGENCIES

 (a) Network Construction Project

  In 1996, the Company commenced construction of the Qwest Network. The Company projects its total remaining cost at December 31, 1997 for completing the construction of the Qwest Network will be approximately $1.1 billion. This amount includes the Company's remaining commitment through December 31, 1998 to purchase a minimum quantity of materials for approximately $147.0 million as of December 31, 1997, subject to quality and performance expectations, and contracts for the construction of conduit systems aggregating approximately $24.7 million.

 (b) Network and Telecommunications Capacity Exchanges

  The Company enters into agreements to exchange telecommunications capacity rights and to exchange network assets. In 1997, the Company entered into agreements to acquire network assets from unrelated third parties in exchange for certain of the Company's network assets under construction. Title to the network assets will pass to the exchange parties upon completion of construction and consummation of the exchange.

  In January 1998, the Company entered into an agreement to acquire long-term telecommunications capacity rights from an unrelated third party in exchange for long-term telecommunications capacity rights along segments of the Qwest Network under construction. The exchange agreement provides for the payment of cash by either of the parties for any period during the contract term in which a party provides less than the contracted telecommunications capacity. It is anticipated that the Company will make cash payments for a portion of the telecommunications capacity it receives pursuant to the agreement until it completes construction of the Qwest Network. The exchange agreement provides for liquidating damages to be levied against the Company in the event the Company fails to deliver the telecommunications capacity, in accordance with the agreed-upon timetable.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 (c) Leases and Telecommunications Service Commitments

  The Company leases certain terminal locations and office space under operating lease agreements and has committed to use certain telecommunications capacity services. Future minimum payments under noncancelable operating lease and service commitments as of December 31, 1997 are as follows (in thousands):

                                                   CAPACITY
                                                    SERVICE   OPERATING
                                                  COMMITMENTS  LEASES    TOTAL
                                                  ----------- --------- -------
   Year ended December 31:
     1998........................................   $3,977     $ 6,187  $10,164
     1999........................................      250       5,113    5,363
     2000........................................      --        3,170    3,170
     2001........................................      --        2,280    2,280
     2002........................................      --        1,950    1,950
     Thereafter..................................      --        4,848    4,848
                                                    ------     -------  -------
       Total minimum payments....................   $4,227     $23,548  $27,775
                                                    ======     =======  =======

  Capacity service expenses are included in telecommunications service expenses. Amounts expensed related to capacity service commitments in the years ended December 31, 1997, 1996 and 1995 were approximately $7.3 million, $19.0 million and $19.6 million, respectively.

  Amounts expensed in the years ended December 31, 1997, 1996 and 1995 related to operating leases were approximately $6.2 million, $5.0 million and $4.6 million, respectively.

 (d) Mexico Fiber Purchase Agreement

  In July 1997, the Company entered into an agreement with an unrelated third party whereby the Company will receive (i) four dark fibers along a 2,220 kilometer route to be constructed in Mexico by the third party, and (ii) certain construction inventory and value-added tax refunds, totaling approximately $2.9 million. In exchange for these assets, the third party will receive the stock of the Company's subsidiary, SP Servicios de Mexico S. A. de
C. V., and approximately $6.7 million upon the achievement of certain milestones.

(17) GROWTH SHARE PLAN

  The Company has a Growth Share Plan (the "Plan") for certain of its employees and directors. A "Growth Share" is a unit of value based on the increase in value of the Company over a specified measurement period. All Growth Share grants made through December 31, 1997 have been made based on a beginning Company value that was greater than or equal to the fair value of the Company at the grant date. The total number of Growth Shares is set at 10 million and the maximum presently available for grant under the Plan is 850,000. All participants, except those granted Growth Shares under the October 1996 Plan, vested fully upon completion of the Company's IPO and settlement was made with 2,591,532 common shares, net of amounts relating to tax withholdings of approximately $21.9 million. Growth Shares granted under the October 1996 Plan vest at the rate of 20% for each full year of service completed after the grant date subject to risk of forfeiture and are to be settled with the Company's Common Stock. The future compensation expense associated with the remaining shares has been capped at $11.00 per share, or approximately $23.4 million, and will be amortized as expense over the remaining approximately four-year vesting period. At December 31, 1997, approximately $14.9 million is included in other long-term liabilities related to outstanding Growth Shares. The Company does not presently

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

intend to make any additional Growth Share grants under this plan. Certain triggering events, such as a change in control of the Company, cause immediate vesting of the remaining Growth Shares and would result in accelerated expense recognition of all unamortized compensation. Participants receive their vested portion of the increase in value of the Growth Shares upon a triggering event, which includes the end of a Growth Share performance cycle.

  The Company has estimated an increase in value of the Growth Shares during 1997 and has recorded approximately $73.5 million of additional compensation expense for this plan in the year ended December 31, 1997. Had the Company accounted for compensation under the Growth Share Plan pursuant to the fair value method in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the amount of compensation would not have been different from what has been reflected in the accompanying consolidated financial statements.

  The following table summarizes Growth Share grants and Growth Shares outstanding:

                                                                    OUTSTANDING
                                                                   GROWTH SHARES
                                                                   -------------
   December 31, 1994..............................................    676,000
     1995 grants..................................................     11,000
     1995 forfeitures.............................................    (42,500)
                                                                     --------
   December 31, 1995..............................................    644,500
     1996 grants..................................................     67,500
     1996 forfeitures and settlements.............................   (436,600)
                                                                     --------
   December 31, 1996..............................................    275,400
     1997 grants..................................................    358,050
     1997 settlements.............................................   (253,950)
                                                                     --------
   December 31, 1997..............................................    379,500
                                                                     ========

  The Company estimated an increase in value of the Growth Shares at December 31, 1996 due to the signing of an agreement to provide an indefeasible right of use to a major customer and recorded approximately $13.1 million of additional compensation expense in 1996, approximately $6.0 million of which is payable subsequent to December 31, 1997. No expense was recognized in the accompanying consolidated financial statements for the year ended December 31, 1995, as there were no significant compensatory elements in that period.

(18) CAPITAL STOCK

  On January 20, 1998, the Board of Directors declared a stock dividend of one share for every share outstanding to stockholders of record as of February 2, 1998, to be distributed on February 24, 1998. This dividend was accounted for as a two for one stock split. All share and per share information included in the consolidated financial statements and the notes hereto have been adjusted to give retroactive effect to the change in capitalization.

  On May 23, 1997, the Board of Directors approved a change in the Company's capital stock to authorize 400 million shares of $.01 par value Common Stock (of which 20 million shares are reserved for issuance under the Equity Incentive Plan, 2 million shares are reserved for issuance under the Growth Share Plan, and 8.6 million shares are reserved for issuance upon exercise of warrants, as described below), and 25 million shares of $.01 par value Preferred Stock. On May 23, 1997, the Board of Directors declared a stock dividend to the existing

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

stockholder of 172,980,000 shares of Common Stock, which was paid immediately prior to the effectiveness of the registration statement on June 23, 1997. This dividend was accounted for as a stock split. The Company completed the IPO of 31,050,000 shares of Common Stock on June 27, 1997, raising net proceeds of approximately $319.5 million.

  Effective May 23, 1997, the Company sold to an affiliate of the Majority Shareholder for $2.3 million in cash, a warrant to acquire 8.6 million shares of Common Stock at an exercise price of $14.00 per share, exercisable on May 23, 2000. The warrant is not transferable. Stock issued upon exercise of the warrant will be subject to restrictions on sale or transfer for two years after exercise.

  Effective June 23, 1997, the Company adopted the Equity Incentive Plan. This plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock units and other stock grants to key employees of the Company and affiliated companies and key consultants to the Company and affiliated companies who are responsible for the Company's growth and profitability. A maximum of 20 million shares of Common Stock may be subject to awards under the Equity Incentive Plan.

  The Company's Compensation Committee (the "Committee") determines the exercise price for each option; however, stock options must have an exercise price that is at least equal to the fair market value of the Common Stock on the date the stock option is granted, subject to certain restrictions.

  Stock option awards generally vest in equal increments over a five-year period, and awards granted under the Equity Incentive Plan will immediately vest upon any change in control of the Company, as defined, unless provided otherwise by the Committee at the time of grant. Options granted in 1997 have terms ranging from six to ten years.

  Stock option transactions during 1997 were as follows:

                                                    NUMBER OF   WEIGHTED AVERAGE
                                                     OPTIONS     EXERCISE PRICE
                                                    ----------  ----------------
   Outstanding January 1, 1997.....................        --           --
   Granted......................................... 13,958,000       $15.88
   Exercised.......................................    (12,000)      $11.00
                                                    ----------
   Outstanding December 31, 1997................... 13,946,000       $15.89
                                                    ==========
   Exercisable December 31, 1997...................  1,340,000       $11.00
                                                    ==========

  The following table summarizes certain information about the Company's stock options at December 31, 1997:

                                    NUMBER OF  WEIGHTED AVERAGE
          RANGE OF EXERCISE          OPTIONS      REMAINING     WEIGHTED AVERAGE
               PRICES              OUTSTANDING CONTRACTUAL LIFE  EXERCISE PRICE
   ------------------------------- ----------- ---------------- ----------------
   $ 7.50 - $11.00................  8,654,000        5.6             $10.80
   $14.69 - $18.06................    535,000        9.6             $15.84
   $22.88 - $24.00................  3,100,000        9.7             $23.15
   $25.13 - $30.19................  1,657,000        9.9             $29.39
                                   ----------
   $ 7.50 - $30.00................ 13,946,000        7.2             $15.88
                                   ==========

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  Compensation expense recognized for grants under the Equity Incentive Plan was not material in 1997. If compensation expense for the Equity Incentive Plan had been determined using the fair value method described in SFAS 123, the Company's net earnings and earnings per share for 1997 would have been reduced to the pro forma amounts shown in the following table (in thousands, except per share information):

                                                                         1997
                                                                        -------
   Net earnings
     As reported....................................................... $14,523
     Pro forma.........................................................     861
   Earnings per share--basic
     As reported.......................................................    0.08
     Pro forma.........................................................     --
   Earnings per share--diluted
     As reported.......................................................    0.07
     Pro forma.........................................................     --

  The weighted-average fair value of each option grant is estimated as of the date of grant to be $7.94 using the Black-Scholes option pricing model, with the following weighted average assumptions: risk-free interest rate of 5.8%, no expected dividend yields, expected option lives of 7.6 years, and expected volatility of 31%.

(19) EARNINGS (LOSS) PER SHARE

  The following is a reconciliation of the denominators of the basic and diluted earnings per share computations (in thousands, except per share information):

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1997     1996      1995
                                                   -------- --------  --------
   Net earnings (loss)...........................  $ 14,523 $ (6,967) $(25,131)
                                                   ======== ========  ========
   Shares:
   Weighted average number of shares outstanding
    during the period for computing basic
    earnings per share...........................   190,505  173,000   173,000
                                                   -------- --------  --------
   Incremental common shares attributable to
    dilutive securities:
    Common shares issuable for warrants..........     1,635      --        --
    Common shares issuable under stock option
     plan........................................     1,621      --        --
    Common shares issuable for outstanding growth
     shares......................................       294      --        --
                                                   -------- --------  --------
   Number of shares as adjusted for purposes of
    computing diluted earnings per share.........   194,055  173,000   173,000
                                                   ======== ========  ========
   Earnings per share--basic.....................  $   0.08 $  (0.04) $  (0.15)
                                                   ======== ========  ========
   Earnings per share--diluted...................  $   0.07 $  (0.04) $  (0.15)
                                                   ======== ========  ========

  The weighted average number of options to purchase common stock that was excluded from the computation of diluted earnings per share because the exercise price of the option was greater than the average market price of the common stock was 800,000 for 1997.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


(20) 401(K) PLAN

  The Company sponsors a 401(k) Plan (the "Plan") which permits employees to make contributions to the Plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code. All full-time employees are eligible to participate after one year of service. The Company contributes a base percentage and matches a portion of the voluntary employee contributions. The cost of the Plan charged to expense was not material in the periods presented in the consolidated financial statements.

(21) SIGNIFICANT CUSTOMERS

  During the years ended December 31, 1997, 1996 and 1995, two or more customers, in aggregate, have accounted for 10% or more of the Company's total revenue in one or more periods, as follows:

                                     CUSTOMER A CUSTOMER B CUSTOMER C CUSTOMER D
                                     ---------- ---------- ---------- ----------
   1997.............................      6%        31%        37%       --
   1996.............................     28%        26%       --           4%
   1995.............................      7%       --         --          35%

  At December 31, 1997 and 1996, one or more of the customers described above have accounted for 10% or more of the Company's combined accounts receivable, net, and costs and estimated earnings in excess of billings, as follows:

                                     CUSTOMER A CUSTOMER B CUSTOMER C
                                     ---------- ---------- ----------
   1997.............................    --          26%        32%
   1996.............................     11%        20%       --

(22) SUBSEQUENT EVENTS

  In January 1998, the Company entered into a merger agreement (the "Merger Agreement") with an unrelated third party non-facilities-based reseller of long distance services. In the Merger, each outstanding share of the third party's Common Stock (including shares of the third party's Common Stock issued upon conversion of its Series I Stock) will be acquired for that many shares of the Qwest's Common Stock having an aggregate market value equal to $28.5 million, reduced by certain adjustments and limitations to $26.8 million, and future payments of $4.0 million. The proposed acquisition is subject to certain closing conditions that include requisite shareholder approval. If consummated, the proposed acquisition will be accounted for using the purchase method of accounting.

  Also in January 1998, the Company signed a long-term contract to provide an unrelated third party telecommunications capacity along approximately 10,000 route miles of the Qwest Network (the "Contract"). In consideration, the Company will receive 19.99% of the third party's common stock and up to $310.0 million in cash over an extended payment term. There are restrictions on the sale by the Company of the unrelated third party's common stock, and the unrelated third party has the right to repurchase the common stock until the Contract's second anniversary. The Company will also receive monthly operations and maintenance fees over the term of the multi-year Contract. Prior to delivery of the telecommunications capacity and acceptance by the unrelated third party, the unrelated third party has the right to purchase interim capacity from the Company. The total cash consideration under the Contract will be reduced by 60% of the sums paid by the unrelated third party for purchases of interim capacity. Pursuant to the terms of the Contract, the unrelated third party may require the Company to purchase an additional $10.0 million of its common stock. If the Company fails to complete at least 75% of the unrelated third party's network by the Contract's third anniversary, the unrelated third party may at

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

its option either: (i) accept the completed portion and pay for it on a pro rata basis; or (ii) terminate the Contract and require the Company to return all consideration received.

  On March 8, 1998, the Company signed a definitive merger agreement with an unrelated third party communications services provider. The boards of directors of each company have approved the merger. The terms of the merger agreement call for the acquisition of all of the third party's outstanding common shares and the assumption of all of the third party's stock options by the Company. The purchase price of the all-stock transaction is anticipated to be approximately $4.4 billion. The merger is intended to qualify as a tax-free reorganization and will be accounted for as a purchase.

(23) SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE INFORMATION) (UNAUDITED)


                                                      1997
                            ---------------------------------------------------------
                            FIRST QUARTER SECOND QUARTER THIRD QUARTER FOURTH QUARTER
                            ------------- -------------- ------------- --------------
   Revenue.................   $ 72,693       $228,673      $188,955       $206,382
   Earnings (loss) from
    operations.............    (12,644)        (7,098)       19,860         23,363
   Net earnings (loss).....     (4,776)        (5,612)       12,651         12,260
   Earnings (loss) per
    share--basic...........      (0.03)         (0.03)         0.06           0.06
   Earnings (loss) per
    share--diluted.........      (0.03)         (0.03)         0.06           0.06
                                                      1996
                            ---------------------------------------------------------
                            FIRST QUARTER SECOND QUARTER THIRD QUARTER FOURTH QUARTER
                            ------------- -------------- ------------- --------------
   Revenue.................   $ 34,632       $ 50,871      $ 44,333       $101,160
   Earnings (loss) from
    operations.............    (14,653)        (2,262)          571          4,330
   Net earnings (loss).....     (9,979)        (2,376)        3,454          1,934
   Earnings (loss) per
    share--basic...........      (0.06)         (0.01)         0.02           0.01
   Earnings (loss) per
    share--diluted.........      (0.06)         (0.01)         0.02           0.01

  The Company adopted SFAS 128 in the fourth quarter of 1997. All per share information reflected in the selected consolidated quarterly financial data above has been restated.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                      MARCH 31, 1998 AND DECEMBER 31, 1997
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                           1998         1997
                                                        -----------  ----------
                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................ $  573,161   $  379,784
  Accounts receivable, net.............................    114,073       78,250
  Costs and estimated earnings in excess of billings...    212,962      256,566
  Other current assets.................................     12,128        9,342
                                                        ----------   ----------
    Total current assets...............................    912,324      723,942
Property and equipment, net............................    772,594      614,640
Deferred income tax asset..............................      6,143       17,988
Intangible and other long-term assets, net.............     88,507       41,535
                                                        ----------   ----------
    Total assets....................................... $1,779,568   $1,398,105
                                                        ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses................ $  308,843   $  253,313
  Billings in excess of costs and estimated earnings...     21,184       21,390
  Deferred income tax liability........................      5,340       22,344
  Current portion of long-term debt....................      1,109       12,011
  Payable to Majority Shareholder......................      1,974        2,091
  Deferred revenue.....................................      5,021        4,273
                                                        ----------   ----------
    Total current liabilities..........................    343,471      315,422
Long-term debt.........................................    959,270      630,463
Other liabilities......................................     69,665       70,476
                                                        ----------   ----------
    Total liabilities..................................  1,372,406    1,016,361
                                                        ----------   ----------
Commitments and contingencies
Stockholders' equity:
  Preferred stock--$.01 par value; authorized 25.0
   million shares; no shares issued and outstanding....        --           --
  Common stock--$.01 par value; authorized 400.0
   million shares; 207.7 million shares and 206.6
   million shares issued and outstanding at March 31,
   1998 and December 31, 1997, respectively............      2,077        2,066
  Additional paid-in capital...........................    443,661      411,605
  Accumulated deficit..................................    (38,576)     (31,927)
                                                        ----------   ----------
    Total stockholders' equity.........................    407,162      381,744
                                                        ----------   ----------
    Total liabilities and stockholders' equity......... $1,779,568   $1,398,105
                                                        ==========   ==========

     See accompanying notes to condensed consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
            (IN THOUSANDS, EXCEPT PER SHARE INFORMATION) (UNAUDITED)

                                                              1998      1997
                                                            --------  --------
Revenue:
  Carrier services......................................... $ 19,190  $ 11,199
  Commercial services......................................   23,394     9,411
                                                            --------  --------
                                                              42,584    20,610
  Network construction services............................  134,463    52,083
                                                            --------  --------
                                                             177,047    72,693
                                                            --------  --------
Operating expenses:
  Telecommunications services..............................   32,695    18,063
  Network construction services............................   93,117    36,265
  Selling, general and administrative......................   44,428    13,947
  Growth share plan........................................    2,301    13,100
  Depreciation and amortization............................    8,031     3,962
                                                            --------  --------
                                                             180,572    85,337
Loss from operations.......................................   (3,525)  (12,644)
Other income (expense):
  Interest expense, net....................................  (14,376)     (984)
  Interest income..........................................    8,074       680
  Other income, net........................................      --      5,714
                                                            --------  --------
    Loss before income taxes...............................   (9,827)   (7,234)
Income tax benefit.........................................   (3,178)   (2,458)
                                                            --------  --------
    Net loss............................................... $ (6,649) $ (4,776)
                                                            ========  ========
Net loss per share--basic.................................. $  (0.03) $  (0.03)
                                                            ========  ========
Net loss per share--diluted................................ $  (0.03) $  (0.03)
                                                            ========  ========


     See accompanying notes to condensed consolidated financial statements.

            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                           (IN THOUSANDS) (UNAUDITED)

                                                             1998       1997
                                                           ---------  --------
Net cash provided by operating activities................  $  53,540  $ 33,359
                                                           ---------  --------
Cash flows from investing activities:
  Proceeds from sale of contract rights..................        --      7,000
  Expenditures for property and equipment................   (142,107)  (63,922)
  Cash acquired in acquisition...........................        463       --
                                                           ---------  --------
    Net cash used in investing activities................   (141,644)  (56,922)
                                                           ---------  --------
Cash flows from financing activities:
  Proceeds from exercise of employee stock options.......      1,811       --
  Borrowings of long-term debt...........................    300,000   270,000
  Repayments of long-term debt...........................    (19,383)  (93,277)
  Debt issuance costs....................................       (830)   (8,210)
  Net (payments to) advances from Majority Shareholder...       (117)    8,814
                                                           ---------  --------
    Net cash provided by financing activities............    281,481   177,327
                                                           ---------  --------
    Net increase in cash and cash equivalents............    193,377   153,764
Cash and cash equivalents, beginning of period...........    379,784     6,905
                                                           ---------  --------
Cash and cash equivalents, end of period.................  $ 573,161  $160,669
                                                           =========  ========
Supplemental disclosure of cash flow information:
  Cash paid for interest, net............................  $   1,210  $  3,056
                                                           =========  ========
  Cash paid for taxes, other than to Majority
   Shareholder...........................................  $      37  $     68
                                                           =========  ========
Supplemental disclosure of significant non-cash investing
 and financing activities:
  Accrued capital expenditures...........................  $   2,709  $ 15,000
                                                           =========  ========
  Assets acquired, net of cash and liabilities assumed in
   acquisition...........................................  $  26,759  $    --
                                                           =========  ========
  Capital expenditures financed with equipment credit
   facility..............................................  $  14,888  $    --
                                                           =========  ========
  Income tax benefit attributable to exercise of employee
   stock options.........................................  $  (1,924) $    --
                                                           =========  ========


     See accompanying notes to condensed consolidated financial statements.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND BACKGROUND

  Qwest Communications International Inc. (the "Company") was wholly-owned by Anschutz Company (the "Majority Shareholder") until June 27, 1997, when the Company issued common stock in an initial public offering (the "IPO"). As of March 31, 1998, the Majority Shareholder owned approximately 83.7% of the outstanding common stock of the Company. The Company is the ultimate holding company for the operations of Qwest Communications Corporation and subsidiaries ("Qwest").

  The Company is a developer and operator of telecommunications networks and facilities and operates in the telecommunications industry. It principally provides the following services within that industry:

  --Telecommunications Services--the Company provides dedicated line and switched services to interexchange carriers and competitive access providers ("Carrier Services") and long distance voice, data and video services to businesses and consumers ("Commercial Services").

  --Network Construction Services--the Company installs fiber optic communications systems for interexchange carriers, local telephone companies, cable television companies, competitive access providers and other communications entities, as well as for its own use.

(2) BASIS OF PRESENTATION

  The accompanying unaudited interim condensed consolidated financial statements as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 include the accounts of the Company and all majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The unaudited interim condensed consolidated financial statements reflect all adjustments, consisting of normal recurring items, which are, in the opinion of management, necessary to present a fair statement of the results of the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

  The Company has no elements of comprehensive income other than net income.

(3) ACQUISITIONS AND OTHER TRANSACTION

  On March 8, 1998, the Company signed a definitive merger agreement with LCI International, Inc. ("LCI"), a communications services provider. The boards of directors of each company have approved the merger. The terms of the merger agreement call for the acquisition of all of LCI's outstanding common shares and the assumption of all of LCI's stock options by the Company. The purchase price of the all-stock transaction is anticipated to be approximately $4.4 billion. The merger is intended to qualify as a tax-free reorganization and will be accounted for as a purchase.

  If the LCI merger is consummated, the Company will no longer be included in the consolidated federal income tax return of its Majority Shareholder. As a result, the net operating losses for income tax purposes of the Company, included in the consolidated federal income tax returns of its Majority Shareholder from January 1, 1997 through the consummation date of the LCI merger, will not be available for use by the Company in its separate tax returns after the LCI merger. The Company recognized a deferred tax asset because it believed that the tax benefits attributable to its net income tax operating loss carryforwards would be realized by the recognition of future taxable amounts under the terms of its tax sharing agreement with its Majority Shareholder. Based on an analysis of the tax attributes of the Company and its Majority Shareholder, the Majority Shareholder will not be able to realize the benefit of the Company's net operating losses. Accordingly, the deferred tax assets attributable to the Company's net operating loss carryforwards, calculated on a separate return basis, will be reported on the consummation date of the LCI merger as an adjustment to the Company's capital in the form of an in-substance dividend.

  On March 30, 1998, the Company acquired Phoenix Network, Inc. ("Phoenix"), a non-facilities-based reseller of long distance services. As of the close of the acquisition, approximately .8 million shares of the Company common stock having a deemed value of approximately $27.2 million (based upon an adjusted average

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES price of $34.67 per share) were exchanged for the outstanding shares of Phoenix. Additional cash consideration of up to $4.0 million is being withheld pending the outcome of certain litigation as to which final and nonappealable resolution has not been attained.

  The aggregate purchase price was allocated as follows (in thousands):

   Working capital..................................................... $(8,891)
   Property and equipment..............................................   2,912
   Goodwill............................................................  46,229
   Other liability.....................................................  (4,000)
   Other...............................................................  (9,028)
                                                                        -------
                                                                        $27,222
                                                                        =======

  The results of operations of Phoenix were included in the accompanying condensed consolidated statements of operations of the Company from the date of acquisition. The following pro forma operating results of the Company and Phoenix for the three months ended March 31, 1998 and 1997 have been prepared assuming the acquisition had been consummated on January 1, 1997 (in thousands, except per share amounts):

                                                               1998     1997
                                                             --------  -------
   Revenue.................................................. $193,854  $94,051
   Net loss.................................................  (10,558)  (7,093)
   Loss per share--basic.................................... $  (0.05) $ (0.04)
   Loss per share--diluted.................................. $  (0.05) $ (0.04)

  On April 14, 1998, the Company acquired EUnet International Limited ("EUnet"), a European internet service provider with business units operating in 13 European countries for approximately $154.4 million in cash and Company common stock. Within three weeks of the closing of the acquisition, certain EUnet stockholders and optionholders will receive approximately 3.6 million newly issued shares of Company common stock, having a value of approximately $135.3 million (based upon a deemed value of approximately $37.42 per share), and approximately $4.7 million in cash. In addition, in connection with the registration of the resale of the shares of Company common stock issued in the transaction under the Securities Act of 1933 (the "Act"), EUnet stockholders will receive at the Company's option, either (i) approximately $14.4 million in cash (plus interest to the date of payment) or (ii) additional newly issued shares of Company common stock having the value of such cash payment, based upon an average of the Company common stock closing prices for 15 consecutive trading days commencing 20 trading days before the effective date of registration. Of the number of shares of Company common stock to be issued in the transaction, .6 million shares will be placed in escrow for two years, and may be recovered by the Company, to satisfy any indemnification claims. The EUnet acquisition will be accounted for as a purchase. The shares of Company common stock will be issued to EUnet stockholders and optionholders in a private placement exempt from registration under the Act. The Company has agreed to undertake the registration of the resale of the shares of Company common stock under the Act not later than the earlier of (i) three weeks after the closing of the previously announced LCI merger or (ii) September 30, 1998 (or, under certain circumstances, a later date, but no later than October 31, 1998).

  In January 1998, the Company signed a long-term contract to provide Apex Global Internet Services, Inc. ("AGIS"), an internet service provider, telecommunications capacity along approximately 10,000 route miles of the Qwest Network. The Company received, on a contingent basis, 19.99% of AGIS's common stock and will receive up to $310.0 million in cash over an extended payment term. There are restrictions on the sale by the Company of AGIS's common stock, and AGIS has the right to repurchase the common stock until the contract's second anniversary. The Company will also receive monthly operations and maintenance fees totaling approximately $251.0 million over the term of the multi-year contract. Prior to delivery of the

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES telecommunications capacity and acceptance by AGIS, AGIS has the right to purchase interim capacity from the Company. The total cash consideration under the contract will be reduced by 60% of the sums paid by AGIS for purchases of interim capacity. Pursuant to the terms of the contract, AGIS may require the Company to purchase an additional $10.0 million of its common stock. If the Company fails to complete at least 75% of AGIS's network by the contract's third anniversary, AGIS may, at its option, either accept the completed portion and pay for it on a pro rata basis or terminate the contract and require the Company to return the consideration received.

(4) NETWORK CONSTRUCTION SERVICES

  Costs and billings on uncompleted contracts included in the accompanying consolidated financial statements were as follows (in thousands):

                                                        MARCH 31,  DECEMBER 31,
                                                          1998         1997
                                                        ---------  ------------
   Costs incurred on uncompleted contracts............  $566,618     $473,760
   Estimated earnings.................................   279,251      238,191
                                                        --------     --------
                                                         845,869      711,951
   Less: billings to date.............................   654,091      476,775
                                                        --------     --------
                                                        $191,778     $235,176
                                                        ========     ========
   Costs and estimated earnings in excess of billings.  $212,962     $256,566
   Billings in excess of costs and estimated earnings.   (21,184)     (21,390)
                                                        --------     --------
                                                        $191,778     $235,176
                                                        --------     --------
   Revenue the Company expects to realize for work to
    be performed on the above uncompleted contracts...  $393,371     $506,791
                                                        ========     ========

  The Company has entered into various agreements to provide indefeasible rights of use of multiple fibers along the Qwest Network, an approximately 16,250 route-mile, coast-to-coast, technologically advanced fiber optic telecommunications network. Such agreements include contracts with three major customers for an aggregate purchase price of approximately $1.0 billion. The Company obtained construction performance bonds totaling $175.0 million. Network Construction Services revenue relating to the contracts with these major customers was approximately $106.5 million and $49.0 million for the three months ended March 31, 1998 and 1997, respectively. Progress billings are made upon customers' acceptance of performance milestones.

  Although these construction agreements provide for certain penalties if the Company does not complete construction within the time frames specified within the agreements, management does not anticipate that the Company will incur any substantial penalties under these provisions.

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

(5) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Accounts payable and accrued expenses consisted of the following (in thousands):

                                                          MARCH 31, DECEMBER 31,
                                                            1998        1997
                                                          --------- ------------
   Accounts payable...................................... $100,231    $ 80,862
   Construction accrual..................................   94,366      75,543
   Property, sales and other taxes.......................   42,218      33,926
   Accrued interest......................................   14,075       7,704
   Right-of-way obligations..............................   35,222      34,006
   Other.................................................   22,731      21,272
                                                          --------    --------
   Accounts payable and accrued expenses................. $308,843    $253,313
                                                          ========    ========

(6) LONG-TERM DEBT

  Long-term debt consisted of the following (in thousands):

                                                         MARCH 31,  DECEMBER 31,
                                                           1998         1997
                                                         ---------  ------------
   8.29% Notes.......................................... $304,353     $    --
   9.47% Notes..........................................  365,194      356,908
   10 7/8% Notes........................................  250,000      250,000
   Equipment credit facility............................   37,492       22,604
   Capital lease and other obligations..................    3,340       12,962
                                                         --------     --------
   Total debt...........................................  960,379      642,474
     Less current portion...............................   (1,109)     (12,011)
                                                         --------     --------
   Long-term debt....................................... $959,270     $630,463
                                                         ========     ========

  In January 1998, the Company issued and sold $450.5 million in principal amount at maturity of 8.29% Senior Discount Notes, due 2008 (the "8.29% Notes"), generating net proceeds of approximately $299.2 million, after deducting offering costs. The 8.29% Notes will accrete at a rate of 8.29% per annum, compounded semiannually. The principal amount of the 8.29% Notes is due and payable in full on February 1, 2008. The 8.29% Notes are redeemable at the Company's option, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices. In addition, prior to February 1, 2001, the Company may use the net cash proceeds from certain equity transactions to redeem up to 35% of the 8.29% Notes at specified redemption prices. Cash interest on the 8.29% Notes will not accrue until February 1, 2003, and thereafter will accrue at a rate of 8.29% per annum, and will be payable semiannually in arrears commencing on August 1, 2003, and thereafter on February 1 and August 1 of each year. The Company has the option of commencing cash interest on an interest payment date on or after February 1, 2001, in which case the outstanding principal amount at maturity of the 8.29% Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable on each interest payment date thereafter.

  In connection with the sale of the 8.29% Notes, the Company agreed to make an offer to exchange new notes (the "Exchange Offer"), registered under the Act and with terms identical in all material respects to the 8.29% Notes, for the 8.29% Notes or, alternatively, to file a shelf registration statement under the Act with respect to the 8.29% Notes In April 1998, the Company filed a registration statement with respect to the Exchange Offer. If the Exchange Offer registration statement is not declared effective within specified time periods or, after being declared effective, ceases to be effective during specified time periods (a "Registration Default"), additional cash interest will accrue at a rate per annum equal to 0.50% of the principal amount at maturity of the 8.29% Notes during the 90-day period immediately following the occurrence of a Registration

           QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

Default and increasing in increments of 0.25% per annum of the principal amount at maturity of the 8.29% Notes up to a maximum of 2.0% per annum, at the end of each subsequent 90-day period until the Registration Default is cured.

  The indentures for the 8.29% Notes contain certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries (the "Restricted Subsidiaries") to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, issue or sell capital stock of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

  In February 1998, the Company completed an exchange of the 9.47% Series B Senior Discount Notes (the "9.47% Exchange Notes"), registered under the Act, for all of the $555.9 million in principal amount at maturity of 9.47% Senior Discount Notes, due 2007 (the "9.47% Notes.") The 9.47% Exchange Notes are identical in all material respects to the originally issued 9.47% Notes.

(7) COMMITMENTS AND CONTINGENCIES

 (a) Network Construction Project

  In 1996, the Company commenced construction of the Qwest Network. The Company estimates the total cost to construct and activate the Qwest Network and complete construction of the dark fiber sold to Frontier, WorldCom and GTE will be approximately $2.0 billion. The Company projects its total remaining cost at March 31, 1998 for completing the construction of the Qwest Network will be approximately $1.0 billion. This amount includes the Company's remaining commitment through December 31, 1998 to purchase a minimum quantity of materials for approximately $112.0 million as of March 31, 1998, subject to quality and performance expectations, and contracts for the construction of conduit systems aggregating approximately $50.2 million.

 (b) Network and Telecommunications Capacity Exchanges

  In January 1998, the Company entered into an agreement to acquire long-term telecommunications capacity rights from an unrelated third party in exchange for long-term telecommunications capacity rights along segments of the Qwest Network under construction. The exchange agreement provides for the payment of cash by either of the parties for any period during the contract term in which a party provides less than the contracted telecommunications capacity. Pursuant to the agreement, the Company may be required to make cash payments for a portion of the telecommunications capacity it receives until it completes construction of the Qwest Network. The exchange agreement provides for liquidating damages to be levied against the Company in the event the Company fails to deliver the telecommunications capacity, in accordance with the agreed-upon timetable.

 (c) Legal Matters

  As of May 5, 1998, the Company is aware of two lawsuits that have been filed in the Court of Chancery of the State of Delaware relating to the LCI merger. The first suit, Miri Shapiro v. William F. [Mc]Connell, et al., was filed on March 9, 1998 and names LCI, certain of its directors and the Company as defendants. The second suit, Alfred Rehm v. H. Brian Thompson, et al., was filed on March 12, 1998 and names LCI, certain of its directors and the Company as defendants. Each suit was brought by a purported stockholder of LCI, individually and allegedly as a class action on behalf of all stockholders of LCI. Generally these suits allege breach of fiduciary duty by the Board of Directors of LCI in connection with the Qwest merger agreement. They seek preliminary and permanent injunctive relief prohibiting the consummation of the merger, unspecified damages and other relief.

         QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

  On May 5, 1998, the Company and LCI entered into proposed settlement with the plaintiffs in the Shapiro and Rehm actions. Pursuant to the Memorandum of Understanding entered into by counsel for the Company, LCI and the plaintiffs, the Company and LCI agreed to (i) include financial information with respect to the quarter ended March 31, 1998 in a joint proxy statement/prospectus filed as part of the Registration Statement on Form S-4 to be filed pursuant to the Act in connection with the issuance of shares to consummate the merger,
(ii) request LCI's financial advisor to issue an opinion with respect to the fairness of the merger consideration dated as of the date of the joint proxy statement/prospectus, (iii) reduce the termination fee associated with the proposed merger from $133.0 million to $125.0 million, (iv) include in the joint proxy statement/prospectus additional disclosure regarding actions by LCI and its representatives regarding alternative business combination transactions and (v) not oppose a proposal for legal fees and expenses by the plaintiff's attorneys in the amount of not more than approximately $.4 million. Pursuant to the proposed settlement, the actions will be dismissed with prejudice and the defendants will be released from all claims that were or could have been asserted in the actions. Because the Shapiro and Rehm actions are class actions, the proposed settlement is subject to reasonable confirmatory discovery, certification of the plaintiff class, notice to the class and Court approval.

(8) LOSS PER SHARE

  The weighted average number of shares used for computing basic and diluted loss per share was 206.7 million and 173.0 million for the three months ended March 31, 1998 and 1997, respectively. The weighted average number of options to purchase common stock that was excluded from the computation of diluted earnings per share because the exercise price of the option was greater than the average market price of the common stock was 2.3 million for the three months ended March 31, 1998.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
AND SHAREOWNERS OF LCI INTERNATIONAL, INC.:

  We have audited the accompanying consolidated balance sheets of LCI International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LCI International, Inc. and subsidiaries, as of December 31, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                            Arthur Andersen LLP

Washington, D.C.
February 16, 1998
(except with respect to the matter
Discussed in Note 15, as to which
the date is March 16, 1998)

                            LCI INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN MILLIONS, EXCEPT EARNINGS PER COMMON SHARE)

                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                 --------------------------------
                                                    1997       1996      1995
                                                 ---------- ---------- ----------
Revenues.......................................  $    1,642 $    1,304 $     824
  Cost of services.............................         986        778       496
                                                 ---------- ---------- ---------
Gross margin...................................         656        526       328
  Selling, general and administrative expenses.         408        305       193
  Merger charges...............................          45        --        --
  Restructuring charges........................           9         16       --
  Depreciation and amortization................          96         75        54
                                                 ---------- ---------- ---------
Operating income...............................          98        130        81
  Interest and other expense, net..............          36         29        16
                                                 ---------- ---------- ---------
Income from continuing operations before income
 taxes.........................................          62        101        65
  Income tax expense...........................          31         38        16
                                                 ---------- ---------- ---------
Income from continuing operations..............          31         63        49
Discontinued operations:
  Income from discontinued operations, net of
   income taxes of $7 and $9 for 1996 and 1995,
   respectively................................         --          11        15
                                                 ---------- ---------- ---------
Net income.....................................          31         74        64
                                                 ---------- ---------- ---------
Preferred dividends............................         --           3         6
                                                 ---------- ---------- ---------
Income on common stock.........................  $       31 $       71 $      58
                                                 ========== ========== =========
Earnings per common share
Continuing operations:
  Basic........................................  $     0.34 $     0.73 $    0.60
                                                 ========== ========== =========
  Diluted......................................  $     0.32 $     0.64 $    0.53
                                                 ========== ========== =========
Earnings per common share:
  Basic........................................  $     0.34 $     0.86 $    0.81
                                                 ========== ========== =========
  Diluted......................................  $     0.32 $     0.75 $    0.69
                                                 ========== ========== =========
Weighted average number of common shares:
  Basic........................................          91         83        71
  Diluted......................................          99         99        92

        The accompanying notes are an integral part of these statements.

                            LCI INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN MILLIONS)

                                                                DECEMBER 31,
                                                                --------------
                                                                 1997    1996
                                                                ------  ------
                            ASSETS
Current assets
  Cash and cash equivalents.................................... $  --   $   12
  Trade accounts receivable, less allowance for doubtful
   accounts of $52 and $30 for 1997 and 1996, respectively.....    190     121
  Current deferred tax assets, net.............................     59      51
  Prepaids and other...........................................     22      22
                                                                ------  ------
    Total current assets.......................................    271     206
                                                                ------  ------
Property and equipment
  Fiber-optic network..........................................    558     450
  Technology platforms, equipment and building lease...........    231     125
  Less--accumulated depreciation and amortization..............   (206)   (204)
                                                                ------  ------
                                                                   583     371
  Property under construction..................................     88      61
                                                                ------  ------
    Total property and equipment, net..........................    671     432
                                                                ------  ------
Other assets
  Excess of cost over net assets acquired, net of accumulated
   amortization of $38 and $28 for 1997 and 1996, respectively.    359     364
  Other, net...................................................     53      51
                                                                ------  ------
    Total other assets.........................................    412     415
                                                                ------  ------
    Total assets............................................... $1,354  $1,053
                                                                ======  ======
              LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities
  Accounts payable............................................. $   43  $   40
  Facility costs accrued and payable...........................    154     135
  Accrued expenses and other...................................     91      63
                                                                ------  ------
    Total current liabilities..................................    288     238
                                                                ------  ------
  Long-term debt and capital lease obligations.................    413     252
                                                                ------  ------
  Other liabilities and deferred credits.......................    101      73
                                                                ------  ------
Commitments and contingencies
Shareowners' equity
  Preferred Stock--authorized 15 million shares, no shares
   issued and outstanding in 1997 and 1996.....................    --      --
  Common Stock--authorized 300 million shares, issued and
   outstanding 96 million shares in 1997 and 89 million shares
   in 1996.....................................................      1       1
  Paid-in capital..............................................    511     480
  Retained earnings............................................     40       9
                                                                ------  ------
  Total shareowners' equity....................................    552     490
                                                                ------  ------
    Total liabilities and shareowners' equity.................. $1,354  $1,053
                                                                ======  ======

        The accompanying notes are an integral part of these statements.

                            LCI INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

                                 (IN MILLIONS)

                          PREFERRED        COMMON
                            STOCK          STOCK
                          --------- --------------------         RETAINED     TOTAL
                          $.01 PAR  ISSUED AND  $.01 PAR PAID-IN EARNINGS  SHAREOWNERS'
                            VALUE   OUTSTANDING  VALUE   CAPITAL (DEFICIT)    EQUITY
                          --------- ----------- -------- ------- --------- ------------
BALANCE AT DECEMBER 31,
 1994...................    $115         69       $ 1     $242     $(104)      $254
Acquisition of CTG......     --           5       --        93       --          93
Employee stock purchases
 and exercises of
 options/warrants,
 including related tax
 benefits...............     --           1       --        10       --          10
Conversion/redemption of
 Convertible Preferred
 Stock..................      (1)       --        --         1       --         --
Other transactions......                --        --         1       --           1
Net income..............     --         --        --       --         64         64
Preferred dividends.....     --         --        --       --         (6)        (6)
                            ----        ---       ---     ----     -----       ----
BALANCE AT DECEMBER 31,
 1995...................    $114         75       $ 1     $347     $ (46)      $416
                            ----        ---       ---     ----     -----       ----
Employee stock purchases
 and exercises of
 options/warrants,
 including related tax
 benefits...............     --           2       --        19       --          19
Conversion/redemption of
 Convertible Preferred
 Stock..................    (114)        12       --       114       --         --
Spin-off of Billing.....                                             (16)       (16)
Net income..............     --         --        --       --         74         74
Preferred dividends.....     --         --        --       --         (3)        (3)
                            ----        ---       ---     ----     -----       ----
BALANCE AT DECEMBER 31,
 1996...................    $--          89       $ 1     $480     $   9       $490
                            ----        ---       ---     ----     -----       ----
Employee stock purchases
 and exercises of
 options/warrants,
 including related tax
 benefits...............     --           7       --        31       --          31
Net income..............     --         --        --       --         31         31
                            ----        ---       ---     ----     -----       ----
BALANCE AT DECEMBER 31,
 1997...................    $--          96       $ 1     $511     $  40       $552
                            ----        ---       ---     ----     -----       ----



        The accompanying notes are an integral part of these statements.

                            LCI INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

                                                          FOR THE YEAR ENDED
                                                             DECEMBER 31,
                                                         ----------------------
                                                          1997    1996    1995
                                                         ------  ------  ------
Operating activities
Income from continuing operations......................  $   31  $   63  $   49
Adjustments to income from continuing operations:
  Depreciation and amortization........................      96      75      54
  Change in deferred taxes.............................      20      36      (1)
  Merger and restructuring charges.....................      43     --      --
Change in assets/liabilities:
  Trade accounts receivable............................     (16)    (52)    (67)
  Net securitization activity..........................     (53)    112     --
  Accounts payable and facility costs accrued and
   payable.............................................      34      53      21
  Other assets/liabilities.............................      32      21      (2)
                                                         ------  ------  ------
    Net cash provided by operating activities..........     187     308      54
                                                         ------  ------  ------
    Net cash provided by discontinued operations.......     --       15       8
                                                         ------  ------  ------
Investing activities
  Capital expenditures--property and equipment.........    (321)   (156)   (106)
  Payment for acquisitions and other...................     (17)   (124)    (79)
                                                         ------  ------  ------
    Net cash (used in) investing activities............    (338)   (280)   (185)
                                                         ------  ------  ------
Financing activities
  Proceeds from issuance of debt.......................     350       6       5
  Net debt (payments) borrowings.......................    (228)    (48)    115
  Preferred dividend payments..........................     --       (3)     (6)
  Proceeds from employee stock plans and warrants......      17      14       9
                                                         ------  ------  ------
    Net cash provided by (used in) financing
     activities........................................     139     (31)    123
                                                         ------  ------  ------
Change in cash and cash equivalents....................     (12)     12     --
                                                         ------  ------  ------
Cash and cash equivalents at the beginning of the year.      12     --      --
                                                         ------  ------  ------
Cash and cash equivalents at the end of the year.......  $  --   $   12  $  --
                                                         ======  ======  ======


        The accompanying notes are an integral part of these statements.

                            LCI INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION AND PURPOSE

  The financial statements presented herein include the Consolidated Balance Sheets of LCI International, Inc., a Delaware corporation, and its wholly owned subsidiaries (LCI or the Company) as of December 31, 1997 and 1996, and the related Consolidated Statements of Operations, Shareowners' Equity and Cash Flows for the three years ended December 31, 1997.

  LCI is a facilities-based telecommunications carrier that provides a broad range of domestic and international voice and data services to the commercial, wholesale, residential/small business and local market segments, and operator assisted services. The Company serves its customers primarily through owned and leased digital fiber-optic facilities.

  On December 22, 1997, the Company acquired USLD Communications Corp. (USLD) in a stock-for-stock transaction that has been accounted for as a pooling of interests. The Company exchanged approximately 12 million shares of its common stock, par value $.01 per share (Common Stock) for all of the outstanding shares of USLD common stock. The Company's Consolidated Financial Statements have been restated to include the results for USLD, as though the companies had always been a combined entity.

2. ACCOUNTING POLICIES

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Principles of Consolidation

  The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated. Certain reclassifications have been made to the Consolidated Financial Statements for 1996 and 1995 to conform with the 1997 presentation. In August 1996, USLD completed the spin-off of its billing clearinghouse and information management services business, Billing Information Concepts Corp. (Billing). The spin-off has been accounted for as discontinued operations and, accordingly, the Company restated its Consolidated Financial Statements for all periods presented prior to that date in accordance with Accounting Principles Board Opinion (APB) No. 30. Financial disclosures for all periods presented reflect that restatement.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company uses its available cash to reduce the balance of its revolving credit facility (Credit Facility) and generally maintains no cash on hand.

 Trade Accounts Receivable

  Trade accounts receivable represent amounts due from customers for telecommunications services, less an allowance for uncollectible accounts. Revenues and, therefore, trade accounts receivable, include amounts recognized for services provided but not yet billed.

 Accounts Receivable Securitization Program

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the transfers of receivable balances meet the criteria to be classified as a sale for accounting purposes. As such, amounts sold under the

                            LCI INTERNATIONAL, INC.

accounts receivable securitization program (Securitization Program) are not included in the accompanying Consolidated Financial Statements. The costs of the Securitization Program are included in interest and other expense, net in the accompanying Consolidated Statements of Operations. The cash proceeds are included in operating activities in the accompanying Consolidated Statements of Cash Flows.

 Prepaids and Other

  Prepaids and other assets include deferred customer promotion costs and customer acquisition costs that are amortized over the estimated life of the related contract term, and various other accounts and notes receivable expected to be received within the next year.

 Property and Equipment

  These assets are stated at cost or at fair market value if obtained as part of an acquisition. Construction costs include material, labor, interest and overhead costs. Property and equipment as of December 31, 1997 and 1996 includes the net book value of $25 million and $9 million for a capitalized building lease for the Company's operating subsidiaries' headquarters. Routine repairs and maintenance of property and replacements of minor items are charged to expense as incurred. Depreciation of buildings and equipment is provided using the composite method over the estimated useful lives of these assets. The cost of equipment retired in the ordinary course of business, less proceeds, is charged to accumulated depreciation. The capitalized building lease is amortized on a straight-line basis over the term of the lease.

  The estimated depreciation and amortization periods by asset type:

   ASSET CATEGORY                                                          YEARS
   --------------                                                          -----
   Fiber-optic network:
     Fiber-optic cable and buildings......................................    30
     Transmission, distribution and switching equipment................... 10-15
     Installation costs...................................................     3
   Technology platforms...................................................     5
   Equipment:
     Information systems--hardware and software...........................   3-5
     General office equipment.............................................  5-10
   Capitalized building lease.............................................    15

 Excess of Cost Over Net Assets Acquired

  Excess of cost over net assets acquired (goodwill) consists of the excess of the cost to acquire an entity over the estimated fair market value of the net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. The Company continually evaluates whether events and circumstances have occurred which indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. If such an event has occurred, the Company estimates the sum of the expected future cash flows, undiscounted and without interest charges, derived from such goodwill over its remaining life. The Company believes that no such impairment existed at December 31, 1997. Amortization of goodwill was $10 million, $10 million and $5 million for the years ended December 31, 1997, 1996 and 1995, respectively.

 Other Assets

  Other assets consist of debt issuance costs, rights-of-way, customer lists, non-compete agreements and other deferred costs, which are amortized over the estimated life or contract term of the agreement.

                            LCI INTERNATIONAL, INC.

 Other Liabilities and Deferred Credits

  Other liabilities and deferred credits primarily include long-term deferred income taxes and other long-term liabilities. As of December 31, 1997 and 1996, net long-term deferred tax liabilities of $84 million and $56 million, respectively, were included in other liabilities and deferred credits.

 Revenue Recognition

  Telecommunications revenues are recognized when services are provided and are net of estimated credits and uncollectible amounts.

 Advertising Cost

  In accordance with Statement of Position 93-7, "Reporting on Advertising Costs," costs for advertising are expensed as incurred within the fiscal year. If it is determined that the advertising costs will provide a future economic benefit, the costs are capitalized and amortized over the period of benefit, not to exceed one year.

 Income Taxes

  The Company follows SFAS No. 109, "Accounting for Income Taxes" (see Note
13).

 Fair Value of Financial Instruments

  The carrying amounts of current assets and liabilities approximate their fair market value. The fair market value of long-term debt is discussed further in Note 7.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The risk is limited due to the number of market segments, the large number of entities comprising the Company's customer base and the dispersion of those entities across many different industries and geographic regions. As of December 31, 1997, the Company had no significant concentrations of credit risk.

 Statements of Cash Flows

  Cash payments and significant non-cash activity:

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                           --------------------
                                                            1997   1996   1995
                                                           ------ ------ ------
                                                              (IN MILLIONS)
   Cash payments for interest............................. $   30 $  27  $   17
   Cash payments for income taxes......................... $    4 $   2  $    3
   Non-cash investing and financing activities:
     Tax benefit recognized in connection with stock
      option exercises.................................... $   12 $   6  $    1
     Capital lease obligations incurred................... $   17 $   1  $  --
     Dividend pursuant to spin-off of Billing............. $  --  $  34  $  --

  During 1997, the Company exchanged approximately 12 million shares of Common Stock for all of the outstanding common stock of USLD to affect the business combination, and 5 million shares of Common Stock were issued in connection with the non-cash exercise of warrants. During 1996, shareowners converted approximately 5 million shares of Convertible Preferred Stock into approximately 12 million shares of Common Stock. During 1995, the Company issued 5 million shares of Common Stock with a market value of approximately $93 million, as partial consideration in a purchase acquisition.

                            LCI INTERNATIONAL, INC.

 Accounting Pronouncements Not Yet Effective

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both are required for financial statements in fiscal years beginning after December 15, 1997.

  SFAS No. 130 requires comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. As the Company does not currently have any components of comprehensive income, it is not expected that this statement will affect the Consolidated Financial Statements.

  SFAS No. 131 requires entities to disclose financial and detailed information about its operating segments in a manner consistent with internal segment reporting used by the Company to allocate resources and assess financial performance. The Company has not completed the analyses required to determine the additional disclosures requirements, if any, for the adoption of SFAS No. 131.

  In anticipation of the year 2000 (Year 2000), management has developed a plan to review software that was internally developed and/or externally purchased or licensed for compliance with Year 2000 processing requirements. In accordance with Emerging Issues Task Force Opinion No. 96-14, "Accounting for the Costs Associated with Modifying Computer Software for the Year 2000," the Company will expense all costs as incurred.

3. MERGER & RESTRUCTURING

 Merger

  On December 22, 1997, the Company acquired USLD in a stock-for-stock transaction that resulted in USLD becoming a wholly owned subsidiary of LCI. Under the terms of the agreement, USLD shareholders received .7576 of a share of Common Stock of the Company for each USLD share. Accordingly, the Company issued approximately 12 million shares of Common Stock for all outstanding shares of USLD common stock. Additionally, outstanding options and warrants to acquire USLD common stock were converted to options and warrants to purchase approximately 2 million shares of Common Stock of the Company.

  The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. Accordingly, the Company's financial statements have been restated to include the accounts and operations of USLD for all periods presented as though the two companies had always been a combined entity.

  Combined and separate results of LCI and USLD during the periods preceding the merger:

                                                            LCI   USLD  COMBINED
                                                           ------ ----  --------
                                                              (IN MILLIONS)
   Nine months ended September 30, 1997
     Revenues............................................. $1,018 $178   $1,196
     Net income........................................... $   65 $  4   $   69
                                                           ------ ----   ------
   Year ended December 31, 1996
     Revenues............................................. $1,103 $201   $1,304
     Net income........................................... $   75 $ (1)  $   74
                                                           ------ ----   ------
   Year ended December 31, 1995
     Revenues............................................. $  673 $151   $  824
     Net income........................................... $   51 $ 13   $   64
                                                           ------ ----   ------

                            LCI INTERNATIONAL, INC.

  No adjustments were necessary to the combined financial results presented above to conform the accounting policies of the two companies, other than reclassifications of certain revenue and expense reporting to conform financial statement presentation. There were no material intercompany transactions between the two companies for the periods presented.

  In connection with the merger, the Company recorded a $45 million one-time merger charge during 1997. The charge included $7 million of transaction costs for investment bank and other professional fees, $31 million for the elimination of duplicate facilities and the write-off of assets, and $7 million for employee severance and termination costs.

 Restructuring

  In the fourth quarter of 1997, the Company recorded restructuring charges of $8 million for the costs associated with relocation to the new headquarters building and for employee severance and termination costs. In addition, during the second quarter of 1997, there was a $1 million one-time charge by USLD for the resignation of its former chairman of the board of directors.

  In 1996, USLD charged $13 million for the direct spin-off costs related to Billing. In addition, $3 million of restructuring charges were recorded for the costs associated with consolidating support functions and the write-off of assets.

4. ACQUISITIONS

  The Company has supplemented growth from its base business with several strategic acquisitions. Each acquisition during 1996 and 1995 was accounted for as a purchase.

  In January 1996, the Company purchased the long-distance business assets of Teledial America, Inc. (Teledial America), which did business as U.S. Signal Corporation, and an affiliated company, ATS Network Communications, Inc.
(ATS). The Company acquired both companies for approximately $99 million in cash, and the amount of goodwill recorded in the purchase transactions was $100 million. The results of operations for Teledial America and ATS were included in the Consolidated Statement of Operations from January 1, 1996.

  In September 1995, the Company acquired Corporate Telemanagement Group, Inc.
(CTG), for approximately $140 million in cash and Common Stock, and assumed approximately $24 million in debt. The amount of goodwill recorded in the purchase transaction was $157 million. The Consolidated Statements of Operations include the results of CTG from September 1, 1995. The combination of the operations of the Company and CTG provided pro forma net revenues of $815 million, pro forma net income of $54 million and pro forma earnings per common share of $0.63. The pro forma information is provided as if the acquisition had occurred at the beginning of the 1995 fiscal year and is for informational purposes only.

  USLD had insignificant business combinations in 1997 and 1995 that were not material for financial statement purposes.

5. DISCONTINUED OPERATIONS

  In August 1996, USLD completed the spin-off of Billing. The spin-off has been accounted for as discontinued operations and, accordingly, the Company restated its Consolidated Financial Statements for all periods presented prior to that date. The spin-off was a tax-free distribution of 100% of the common stock of Billing to USLD's shareowners. Revenue of the discontinued operations of Billing was $86 million and $81 million for the years ended December 31, 1996 and 1995, respectively. Basic and diluted earnings per share for

                            LCI INTERNATIONAL, INC.

discontinued operations for the year ended December 31, 1996 were $0.13 and $0.11, respectively, and for the year ended December 31, 1995 were $0.21 and $0.16.

  In connection with the spin-off, USLD distributed, for financial statement purposes, a dividend of $16 million to record the net effect of forgiven intercompany payable/receivable balances, the reimbursement by Billing of direct spin-off costs, and the transfer of a working capital balance of $22 million to USLD. Direct spin-off costs of $13 million were included in restructuring charges in the Consolidated Statements of Operations for the year ended December 31, 1996. These costs included professional fees, tax payments triggered by the spin-off, payments under employment agreements and costs associated with accelerated stock grants.

6. ACCOUNTS RECEIVABLE SECURITIZATION

  In August 1996, the Company entered into an agreement to sell a percentage ownership interest in a defined pool of its trade accounts receivable (Securitization Program). Under the Company's Securitization Program, LCI SPC I, Inc. (SPC), a wholly owned, bankruptcy-remote subsidiary of the Company, sells accounts receivable. Under this Securitization Program, the Company can transfer an undivided interest in a designated pool of its accounts receivable on an ongoing basis to maintain the participation interest up to a maximum of $150 million. The accounts receivable balances sold, but not yet collected, of approximately $59 million and $112 million at December 31, 1997 and 1996, respectively, are not included in the accompanying Consolidated Balance Sheets. SPC had approximately $130 million and $120 million of accounts receivable available for sale as of December 31, 1997 and 1996. The cost of the Securitization Program is based on a discount rate equal to the short-term commercial paper rate plus certain fees and expenses. The Company retains substantially all the same risk of credit loss as if the receivables had not been sold, and has established reserves for such estimated credit losses.

  Under the Securitization Program agreement, the Company acts as agent for the purchaser of the receivables by performing recordkeeping and collection functions on the interest sold and receives a fee providing adequate compensation for such services. The agreement also contains certain covenants regarding the quality of the accounts receivable portfolio, as well as financial covenants that are substantially identical to those contained in the Company's Credit Facility (see Note 7). Except in limited circumstances, SPC is subject to certain contractual prohibitions concerning the payment of dividends and the making of loans and advances to LCI.

7. DEBT

  In June 1997, the Company issued $350 million of 7.25% Senior Notes (Notes), which mature June 15, 2007. The net proceeds from the issuance of the Notes were used to repay outstanding indebtedness and for working capital and general corporate purposes. As of December 31, 1997, the fair market value of the Notes was approximately $361 million.

  The Company had approximately $10 million in various fixed-rate notes as of December 31, 1997. These notes are expected to be repaid during early 1998.

 Credit Facility

  The Company has an aggregate $750 million revolving credit (Credit Facility) from a syndicate of banks. The Credit Facility is comprised of two separate facilities of $500 million and $250 million. The first facility has a term of five years, while the second facility has a one-year term. Each facility may be extended for a limited number of periods. Both facilities bear interest at a rate consisting of two components: The base rate component is dependent upon a market indicator; the second component varies from 0.30% to 0.75% based on the more favorable of the relationship of borrowing levels to operating cash flow (leverage ratio) or the Company's senior unsecured debt rating.

                            LCI INTERNATIONAL, INC.

  The Credit Facility contains various financial covenants, the most restrictive being the leverage ratio requirement. As of December 31, 1997 and 1996, the Company was in compliance with all Credit Facility covenants. The company had no outstanding balance under the Credit Facility as of December 31, 1997, compared to $215 million outstanding as of December 31, 1996. The weighted average interest rate on the outstanding borrowings under the Credit Facility as of December 31, 1996 was 6.09%. The carrying amount of the Credit Facility approximates its fair value, as the underlying instruments are variable rate notes that reprice frequently.

  The Company also has an interest rate cap agreement with certain banks to manage interest rate risk on the Credit Facility. The agreement is for a two-year period ending February 1998 and limits the base interest rate exposure to 7.5% on $130 million notional principal balance of the Credit Facility. In the event of non-performance by the banks, the Company would be obligated to make the contractual payments under the Credit Facility, and would have exposure to the extent of any increase in the base rate component above 7.5%. The Company believes the probability of such an event is remote.

 Lines of Credit

  The Company has three separate discretionary line of credit agreements (Lines of Credit) with commercial banks for a total of $75 million. The Lines of Credit provide flexible short-term borrowing at competitive rates dependent upon a market indicator. As of December 31, 1997 and 1996, the outstanding balances under the Lines of Credit were $25 million and $8 million, respectively, with interest rates of 6.26% and 5.93%, respectively.

  The outstanding balance in the accompanying Consolidated Balance Sheets is reflected in long-term debt, due to the borrowing availability under the Credit Facility to repay such balances. The carrying value of the Lines of Credit approximates its fair market value.

8. LEASES

  The Company's capital leases primarily include two building leases, which expire at various times through 2012. The noncurrent portions of all capital lease obligations were $28 million and $13 million as of December 31, 1997 and 1996, respectively. The Company has operating leases for other office space and equipment with lease terms from three to ten years with options for renewals.

  During 1996, the Company entered into an operating lease agreement for the rental of a new corporate headquarters being developed in Arlington, Virginia. This agreement has a three-year base term with two options to renew for one year each. The agreement includes a maximum residual guarantee of $62 million at the end of the base term, which is included in the minimum lease payments, below. However, the Company expects to exercise the renewal options, which will extend the lease term and defer the residual guarantee payment. The property is owned by an unrelated entity that is leasing the facility to the Company. The Company plans to occupy the building in June 1998.

                            LCI INTERNATIONAL, INC.

  Total expenses for operating leases for the years ended December 31, 1997, 1996 and 1995 were $15 million, $12 million and $9 million, respectively. The Company is required, at a minimum, to make the following payments on capital and operating leases:

                                                               CAPITAL OPERATING
                                                               ------- ---------
                                                                 (IN MILLIONS)
   1998.......................................................   $ 5     $ 19
   1999.......................................................     5       80
   2000.......................................................     5       14
   2001.......................................................     5       11
   2002.......................................................     5       10
   Thereafter.................................................    28       49
                                                                 ---     ----
   Total minimum lease payments...............................    53     $183
                                                                         ====
   Less--amounts representing interest........................    23
                                                                 ---
   Capital lease obligations..................................    30
   Less--amounts due within one year..........................     2
                                                                 ---
   Noncurrent portion of capital lease obligations............   $28
                                                                 ===

9. COMMITMENTS AND CONTINGENCIES

 Capital Requirements

  During 1998, the Company expects that its nonbinding commitment for capital expenditures (excluding acquisitions) will increase from the levels expended in 1997 and is dependent on the Company's geographic and revenue growth. The Company's capital requirements are primarily for switching and transmission facilities and technology platforms arising from the Company's strategic expansion plans. In addition to its ongoing capital requirements, the Company has entered into several agreements to extend its fiber-optic network. These commitments will extend the Network throughout several geographic areas of the United States, and are expected to require incremental capital expenditures of approximately $250 million for fiber-optic capacity and related equipment. The timing of payments will depend on the delivery and acceptance of facilities, which are expected to be completed in the first half of 1998.

 Vendor Agreements

  The Company has agreements with certain interexchange carriers, LECs and third-party vendors to lease facilities for originating, terminating and transport services. Some agreements require the Company to maintain minimum monthly and/or annual billings based on usage. The Company has met and expects to continue to meet these minimum usage requirements.

  During 1997, the Company amended an agreement with its largest provider of leased and international services. Under the terms of the amended contract, the Company is no longer obligated to use that carrier for its leased facilities and the minimum usage commitments were significantly reduced. In addition, the Company received a usage credit in exchange for agreeing to increases in certain domestic and international switch services. The Company expects to mitigate the impact of increased rates by applying the credit against future use of services during the two-year agreement period, as well as using alternative arrangements and strategic investments to reduce the reliance on this third-party carrier.

 Legal Matters

  The Company has been named as a defendant in various litigation matters. Management intends to vigorously defend these outstanding claims. The Company believes it has adequate accrued loss contingencies.

                            LCI INTERNATIONAL, INC.

Although the ultimate outcome of these claims cannot be ascertained at this time, in management's opinion, current pending or threatened litigation matters will not have a material adverse impact on the Company's results of operations or financial condition.

10. SHAREOWNERS' EQUITY

 Preferred Stock

  In January 1997, the Board of Directors adopted a shareholder rights agreement (Rights Agreement) designed to ensure that shareowners receive fair and equal treatment in the event of a proposed takeover of the Company. One preferred share purchase right (Right) has been attached to each share of the Company's Common Stock to shareowners of record on January 22, 1997 (and all subsequently issued shares) and, until distributed, may be transferred only with the Common Stock. Each Right, when exercisable, represents the right to purchase one one-thousandth of a share of a newly issued series of preferred stock of the Company, designated as Junior Participating Preferred Stock, par value $.01 per share or, in certain circumstances, to purchase shares of Common Stock at less than the prevailing market price. The exercise price is $100 per Right, the redemption price is $.01 per Right, and the Right expires on January 22, 2007. The Rights will be distributed and become exercisable only in the event that any person or entity, together with its affiliates or associates, acquires more than a certain specified percentage of Common Stock of the Company.

  On September 3, 1996, the remaining outstanding shares of the Company's previously outstanding 5% Cumulative Convertible Exchangeable Preferred Stock (Convertible Preferred Stock) were redeemed by the Company. Preferred dividends, cumulative from the date of issuance, were paid quarterly at an annual rate of $1.25 per share on the outstanding shares until redemption. Prior to redemption, shareowners converted 4.6 million shares of Convertible Preferred Stock into 12.1 million shares of Common Stock.

 Common Stock

  In December 1997, the Company issued 12.4 million shares of Common Stock in connection with the merger of USLD with LCI Acquisition Corp., a wholly owned subsidiary of the Company. In September 1995, the Company issued 4.6 million shares of Common Stock to purchase CTG.

 Common Stock Warrants

  In 1993, the Company issued warrants for 5.4 million shares of Common Stock, at $2.83 per share. During 1997 and 1996, respectively, warrant holders exercised 5.2 million and 0.2 million warrants for an aggregate amount of 4.6 million and 0.2 million shares of Common Stock. As of December 31, 1997, all Common Stock warrants had been exercised. USLD had granted warrants to purchase shares of Common Stock pursuant to telecommunications service agreements in 1992, 1995 and 1997. Pursuant to the merger agreement, each outstanding warrant was converted into a warrant to purchase Common Stock of LCI based on the conversion ratio stated in the terms of the merger agreement. As of December 31, 1997, approximately 0.2 million of these warrants were outstanding.

 Employee Benefit Plans

  The Company maintains a defined contribution retirement plan for its employees. Under this plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations. Beginning in 1994, the Company elected to match a portion of the employees' contributions. The expense of the Company's matching contribution was approximately $1 million for each year ending December 31, 1997, 1996 and 1995.

                            LCI INTERNATIONAL, INC.

11. INCENTIVE STOCK PLANS

 Stock Options

  The Company has stock option plans under which options to purchase shares of Common Stock may be granted to directors and key employees. Under the plans, the Company may grant incentive stock options (ISOs), as defined by the Internal Revenue Code, or non-qualified options (NQOs). Stock options generally have a five-year vesting period. In the event of a change in control of the Company, all options outstanding would become 100% exercisable. Under the plans, options expire up to 10 years after the date of the grant and shares of Common Stock underlying surrendered options may be re-granted by the Board of Directors. Options that had been issued pursuant to USLD option plans were converted to options to purchase Common Stock of LCI based on the conversion ratio stated in the terms of the merger agreement. Upon the effective date of the merger, all USLD options became fully vested and exercisable, but otherwise have the same terms and conditions in effect prior to the merger.

  The option price under all plans is fixed at the discretion of the compensation committee of the Board of Directors at the time of grant. During 1997, 1996 and 1995, the option prices for all options granted were the fair market value of the shares on the date of grant. As of December 31, 1997, there were 18 million options authorized under the Company's stock option plans.

                                               NUMBER                WEIGHTED
                                                 OF   EXERCISABLE    AVERAGE
                                               SHARES   OPTIONS   EXERCISE PRICE
                                               ------ ----------- --------------
                                                         (IN MILLIONS)
   OUTSTANDING AS OF DECEMBER 31, 1994.......     7         3         $ 5.28
   Options granted...........................     4                    12.49
   Options exercised.........................    (1)                    6.52
   Options surrendered.......................    (1)                   14.09
                                                ---       ---         ------
   OUTSTANDING AS OF DECEMBER 31, 1995.......     9         4           7.37
                                                ---       ---         ------
   Options granted...........................     3                    18.92
   Options exercised.........................    (1)                    7.17
   Options surrendered.......................   --                     16.66
                                                ---       ---         ------
   OUTSTANDING AS OF DECEMBER 31, 1996.......    11         5          10.27
                                                ---       ---         ------
   Options granted...........................     4                    19.76
   Options exercised.........................   (2)                     5.18
   Options surrendered.......................    (1)                   19.67
                                                ---       ---         ------
   OUTSTANDING AS OF DECEMBER 31, 1997.......    12         7         $13.44
                                                ---       ---         ------
   Options available for grant as of December
    31, 1997.................................     4

  The following table presents information for the 12 million options outstanding as of December 31, 1997:

                          OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                   ------------------------------------  -----------------------
                               WEIGHTED     WEIGHTED                  WEIGHTED
     RANGE OF                  AVERAGE      AVERAGE                    AVERAGE
     EXERCISE      NUMBER OF   EXERCISE   CONTRACTUAL    NUMBER OF    EXERCISE
      PRICE         OPTIONS     PRICE     LIFE (YEARS)    OPTIONS       PRICE
     --------      ---------   --------   ------------   ----------   ----------
                                 (IN MILLIONS)
  $ 0.17 - $ 2.83       1      $  2.00          4             1        $  2.00
  $ 4.56 - $ 8.91       3      $  6.93          5             2        $  6.88
  $ 9.75 - $11.21       2      $ 11.05          7             2        $ 10.94
  $11.25 - $19.31       3      $ 18.68          8             1        $ 15.55
  $19.35 - $35.13       3      $ 22.62          8             1        $ 22.65

                            LCI INTERNATIONAL, INC.

 Employee Stock Purchase Plan

  The Company has an employee stock purchase plan (ESPP) that enables substantially all employees to purchase shares of Common Stock on monthly offering dates at a purchase price equal to the lesser of 85% of the fair market value of the Common Stock on the date of its purchase or 85% of the fair market value of the Common Stock, as established at intervals from time to time. In August 1997, the Company amended the ESPP to extend the offering period through February 2000 or until shares authorized under the ESPP are exhausted. A maximum of 1.8 million shares of Common Stock were authorized for purchase under the ESPP. During 1997, 1996 and 1995, respectively, 0.4 million, 0.3 million and 0.2 million shares were issued under the ESPP at average prices of $19.02, $24.64 and $11.59. As of December 31, 1997, the amount of Common Stock available for issuance under the ESPP was 0.7 million shares.

 Stock-Based Compensation Plans

  The Company follows the requirements of APB No. 25 to account for its stock option plans and ESPP and, accordingly, no compensation cost is recognized in the Consolidated Statements of Operations for these plans. In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which requires certain disclosures about stock-based employee compensation arrangements. SFAS No. 123 requires pro forma disclosure of the impact on net income and earnings per share if the fair value method defined in SFAS No. 123 had been used.

  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.2%, 5.7% and 6.7% for the stock option plans and 5.6%, 5.5% and 5.6% for the ESPP; no expected dividend yields; expected lives of 5.2 years, 3.9 years and 4.0 years for the stock option plans and 0.7 years, 1.5 years and 2.2 years for the ESPP; and expected volatility of 46.7%, 39.6% and 48.3% for the stock option plans and 44.1%, 45.3% and 47.5% for the ESPP. The weighted compiled average fair values of options granted during 1997, 1996 and 1995 for the stock option plans were $8.48, $6.69 and $4.53, respectively, and for the employee stock purchase plan were $6.02, $9.48 and $7.17, respectively.

  Pro forma net income, as if the fair value method had been applied, was $15 million, $66 million and $60 million for the years ended December 31, 1997, 1996 and 1995, respectively. The pro forma earnings per share on a diluted basis for the same periods were $0.16, $0.66 and $0.65.

  In accordance with SFAS No. 123, the fair value method was not applied to options granted prior to January 1, 1995. The resulting pro forma impact may not be representative of results to be expected in future periods and is not reflective of actual stock performance.

                            LCI INTERNATIONAL, INC.

12. EARNINGS PER SHARE

  In February 1997, SFAS No. 128, "Earnings per Share," was issued, which required the Company to change the method used to calculate earnings per share. Basic earnings per share were calculated as income available to common shareowners divided by the weighted average number of common shares outstanding. Diluted earnings per share were calculated as net income divided by the diluted weighted average number of common shares. Diluted weighted average number of common shares was calculated using the treasury stock method for Common Stock equivalents, which included Common Stock issuable pursuant to stock options, Common Stock warrants and Convertible Preferred Stock. The following is provided to reconcile the earnings per share calculations:

                                                           FOR THE YEAR ENDED
                                                              DECEMBER 31,
                                                          ---------------------
                                                           1997   1996    1995
                                                          ------ ------  ------
                                                          (IN MILLIONS, EXCEPT
                                                           PER SHARE AMOUNTS)
   INCOME:
   Net income............................................ $   31 $   74  $   64
     Less--preferred dividends...........................    --      (3)     (6)
                                                          ------ ------  ------
   Income available to common shareowners................ $   31 $   71  $   58
                                                          ====== ======  ======
   Shares:
   Weighted average shares (Basic).......................     91     83      71
                                                          ------ ------  ------
    Effect of dilutive securities:
     Stock options.......................................      4      6       5
     Warrants............................................      4      5       4
     Convertible Preferred Stock.........................    --       5      12
                                                          ------ ------  ------
   Diluted weighted average shares.......................     99     99      92
                                                          ------ ------  ------
   PER SHARE AMOUNTS:
   Basic earnings per share.............................. $ 0.34 $ 0.86  $ 0.81
                                                          ====== ======  ======
   Diluted earnings per share............................ $ 0.32 $ 0.75  $ 0.69
                                                          ====== ======  ======

13. INCOME TAXES

  Income tax expenses for the years ended December 31, 1997, 1996 and 1995, consisted of:

                                                               1997 1996  1995
                                                               ---- ----  ----
                                                               (IN MILLIONS)
   Current tax expense (benefit):
    Federal................................................... $ 1  $ 3   $ (4)
    State.....................................................   3    1    --
   Deferred tax expense:
    Increase in deferred tax liability........................  22    4      5
    Decrease in deferred tax asset............................   5   38     27
    Decrease in valuation allowance........................... --    (8)   (12)
                                                               ---  ---   ----
     Income tax expense....................................... $31  $38   $ 16
                                                               ===  ===   ====

  The decrease in the valuation allowance in 1996 and 1995 resulted from the Company's realization of its net operating loss (NOL) carryforwards based on the Company's growth in recurring operating income.

                            LCI INTERNATIONAL, INC.

  The Company pays state income taxes on the greater of a net worth basis or an income basis in a majority of the states in which it operates. The Company records state deferred tax assets and liabilities, net of its federal benefit, at an average blended rate of 4%.

  The effective income tax rate varies from the federal statutory rate for the years ended December 31, 1997, 1996 and 1995, as follows:

                                                 1997      1996       1995
                                               --------  ---------  ---------
                                                     (IN MILLIONS)
   Expected tax expense at federal statutory
    income tax rate........................... $ 22  35% $ 35   35% $ 23   35%
   Effect of:
     State income tax expense.................    2   3     5    5     2    3
     Merger-related expenses..................    5   9   --   --    --   --
     Non-deductible expenses..................    2   3     4    4     1    2
     Change in valuation allowance............  --  --     (8)  (8)  (12) (18)
     Other, net...............................  --  --      2    2     2    3
                                               ---- ---  ----  ---  ----  ---
       Income tax expense..................... $ 31  50% $ 38   38% $ 16   25%
                                               ==== ===  ====  ===  ====  ===

  The significant items giving rise to the deferred tax (assets) and liabilities as of December 31, 1997 and 1996, were:

                                                                  1997    1996
                                                                 ------  ------
                                                                 (IN MILLIONS)
   Deferred tax liabilities:
     Property and equipment..................................... $   65  $   42
     Acquisition related........................................     26      24
     Deferred expenses..........................................      4       3
                                                                 ------  ------
       Total deferred tax liabilities...........................     95      69
                                                                 ------  ------
   Deferred tax (assets):
     Other loss contingencies...................................     (2)     (6)
     Property and other taxes...................................     (8)     (4)
     Accrued expenses...........................................     (9)     (5)
     Acquired assets............................................     (5)     (5)
     NOLs and tax credit carryforwards..........................    (46)    (44)
                                                                 ------  ------
       Total deferred tax (assets)..............................    (70)    (64)
                                                                 ------  ------
         Net deferred tax liability............................. $   25  $    5
                                                                 ======  ======

  The Company's 1997 deferred income tax balances were included in current deferred tax assets, net of $59 million, and in other liabilities and other deferred credits of $84 million. The 1996 deferred income tax balances were included in current deferred tax assets, net of $51 million, and in other liabilities and other deferred credits of $56 million.

  The Company has generated significant NOLs that may be used to offset future taxable income. Each year's NOL has a maximum 15-year carryforward period. The Company's ability to fully use its NOL carryforwards is dependent on future taxable income. As of December 31, 1997, the Company has NOL carryforwards of $104 million for income tax return purposes subject to various expiration dates beginning in 1998 and ending in 2010. The future tax benefit of these NOL carryforwards of $43 million and $41 million in 1997 and 1996, respectively, has been recorded as a deferred tax asset.

                            LCI INTERNATIONAL, INC.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31:

                                                  1997
                           --------------------------------------------------
                              FIRST       SECOND       THIRD       FOURTH
                           ----------- ------------ ----------- -------------
                            (IN MILLIONS, EXCEPT EARNINGS PER COMMON SHARE)
Revenues.................  $       368 $       399  $       430 $         446
Cost of services.........          219         240          256           271
                           ----------- -----------  ----------- -------------
  Gross margin...........          149         159          174           175
Selling, general and
 administrative expenses.           84          90           98           136
Merger charges...........          --          --             1            44
Restructuring charges....          --            1          --              8
Depreciation and
 amortization............           21          23           26            25
                           ----------- -----------  ----------- -------------
  Operating income
   (loss)................           44          45           49           (38)
Interest and other
 expense, net............            7           7            9            13
                           ----------- -----------  ----------- -------------
  Income (loss) before
   income taxes..........           37          38           40           (51)
Income tax expense
 (benefit)...............           15          15           16           (14)
                           ----------- -----------  ----------- -------------
  Net income (loss)......           22          23           24           (37)
                           ----------- -----------  ----------- -------------
EARNINGS PER COMMON SHARE
  Earnings per share--
   basic.................  $      0.25 $      0.25  $      0.27 $       (0.39)
                           ----------- -----------  ----------- -------------
  Earnings per common
   share--diluted........  $      0.22 $      0.23  $      0.24 $       (0.39)
                           ----------- -----------  ----------- -------------
  Basic weighted average
   shares................           89          90           91            95
                           ----------- -----------  ----------- -------------
  Diluted weighted
   average shares........           99          98           99            95(a)
                           ----------- -----------  ----------- -------------
                                                  1996
                           --------------------------------------------------
                              FIRST       SECOND       THIRD       FOURTH
                           ----------- ------------ ----------- -------------
                            (IN MILLIONS, EXCEPT EARNINGS PER COMMON SHARE)
Revenues.................  $       297 $       321  $       341 $         344
Cost of services.........          180         193          201           203
                           ----------- -----------  ----------- -------------
  Gross margin...........          117         128          140           141
Selling, general and
 administrative expenses.           70          75           81            80
Restructuring charges....          --            7            9           --
Depreciation and
 amortization............           17          18           20            20
                           ----------- -----------  ----------- -------------
  Operating income.......           30          28           30            41
Interest and other
 expense, net............            8           7            8             6
                           ----------- -----------  ----------- -------------
Income before income
 taxes...................           22          21           22            35
  Income tax expense.....            8           7           10            12
                           ----------- -----------  ----------- -------------
Income from continuing
 operations..............           14          14           12            23
Discontinued operations..            5           4            2           --
                           ----------- -----------  ----------- -------------
  Net income.............           19          18           14            23
  Income on common stock.  $        18 $        17  $        14 $          23
                           ----------- -----------  ----------- -------------
EARNINGS PER COMMON SHARE
  Earnings per common
   share--basic..........  $      0.23 $      0.21  $      0.16 $        0.26
                           ----------- -----------  ----------- -------------
  Earnings per common
   share--diluted........  $      0.20 $      0.18  $      0.14 $        0.23
                           ----------- -----------  ----------- -------------
  Basic weighted average
   shares................           77          81           86            89
                           ----------- -----------  ----------- -------------
  Diluted weighted
   average shares........           98          99           99           100
                           ----------- -----------  ----------- -------------

--------
(a) Common Stock equivalents were antidilutive and therefore excluded from weighted average shares.

                            LCI INTERNATIONAL, INC.

15. SUBSEQUENT EVENT

  On March 8, 1998, the Company entered into a merger agreement with Qwest Communications International Inc. (Qwest) and a subsidiary of Qwest pursuant to which LCI will become a wholly owned subsidiary of Qwest. The all-stock transaction is valued at approximately $4.4 billion. Under the terms of the agreement, each of the outstanding shares of the Company's common stock, par value $.01 per share, will be converted into $42 of Qwest common stock, subject to certain exceptions. The number of shares of Qwest common stock to be exchanged for each share of the Company's common stock will be determined by dividing $42 by a 15-day volume weighted average of trading prices for Qwest common stock prior to the closing, but will not be less than 1.0625 shares (if Qwest's average stock price exceeds $39.53) or more than 1.5583 shares (if Qwest's average stock price is less than $26.95). The Company may terminate the merger agreement if Qwest's average stock price is less than $26.95, unless Qwest then agrees to exchange for each share of common stock of the Company the number of Qwest shares determined by dividing $42 by such average price. The merger is intended to qualify as a tax-free reorganization and will be accounted for as a purchase. It is anticipated that the merger will occur by the end of the third quarter of 1998. The transaction is subject to the majority vote of the outstanding shares of Qwest and LCI and to other customary conditions such as receipt of regulatory approvals. The majority shareholder of Qwest has entered into an agreement to vote in favor of the merger. There can be no assurances that the conditions to closing of the merger will be met.

                          LCI INTERNATIONAL, INC.

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31,

          (IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS) (UNAUDITED)

                                                                    1998  1997
                                                                    ----- -----
REVENUES........................................................... $ 448 $ 368
Cost of services...................................................   259   219
                                                                    ----- -----
GROSS MARGIN.......................................................   189   149
Selling, general and administrative expenses.......................   106    84
Depreciation and amortization......................................    27    21
                                                                    ----- -----
OPERATING INCOME...................................................    56    44
Interest and other expense, net....................................     8     7
                                                                    ----- -----
INCOME BEFORE INCOME TAXES.........................................    48    37
Income tax expense.................................................    19    15
                                                                    ----- -----
NET INCOME......................................................... $  29 $  22
                                                                    ===== =====
PER SHARE DATA
Earnings Per Common Share
  Basic............................................................ $0.30 $0.25
                                                                    ===== =====
  Diluted.......................................................... $0.29 $0.22
                                                                    ===== =====
Weighted Average Number of Common Shares
  Basic............................................................    97    89
                                                                    ===== =====
  Diluted..........................................................   102    99
                                                                    ===== =====

     The accompanying notes are an integral part of these statements.

                          LCI INTERNATIONAL, INC.

                   CONDENSED CONSOLIDATED BALANCE SHEETS

                               (IN MILLIONS)

                                                            MARCH 31,  DECEMBER 31,
                                                              1998         1997
                                                           ----------- ------------
                                                           (UNAUDITED)
ASSETS
Current Assets:
  Trade accounts receivable, net..........................   $  164       $  190
  Current deferred tax assets, net........................       51           59
  Prepaids and other......................................       25           22
                                                             ------       ------
    Total current assets..................................      240          271
                                                             ------       ------
Property and Equipment:
  Fiber optic network.....................................      593          558
  Technology platforms, equipment and building leases.....      255          231
  Less--Accumulated depreciation and amortization.........     (224)        (206)
                                                             ------       ------
                                                                624          583
  Property and equipment under construction...............      118           88
                                                             ------       ------
    Total property and equipment, net.....................      742          671
                                                             ------       ------
Other Assets:
  Excess of cost over net assets acquired, net............      356          359
  Other, net..............................................       61           53
                                                             ------       ------
    Total other assets....................................      417          412
                                                             ------       ------
    Total Assets..........................................   $1,399       $1,354
                                                             ======       ======
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
  Accounts payable........................................   $   64       $   43
  Facility costs accrued and payable......................      127          154
  Accrued expenses and other..............................      111           91
                                                             ------       ------
    Total current liabilities.............................      302          288
                                                             ------       ------
Long-term Debt and Capital Lease Obligations..............      395          413
                                                             ------       ------
Other Liabilities and Deferred Credits....................      103          101
                                                             ------       ------
Commitments and Contingencies
Shareowners' Equity:
  Preferred Stock--Authorized 15 shares, no shares issued
   and outstanding........................................      --           --
  Common stock--Authorized 300 million shares, issued and
   outstanding 97 million shares as of March 31, 1998 and
   96 million shares as of December 31, 1997..............        1            1
  Paid-in capital.........................................      529          511
  Retained earnings.......................................       69           40
                                                             ------       ------
    Total shareowners' equity.............................      599          552
                                                             ------       ------
    Total Liabilities and Shareowners' Equity.............   $1,399       $1,354
                                                             ======       ======

     The accompanying notes are an integral part of these statements.

                          LCI INTERNATIONAL, INC.

          CONDENSED CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

                 FOR THE THREE MONTHS ENDED MARCH 31, 1998

                         (IN MILLIONS) (UNAUDITED)

                                     COMMON STOCK
                                 --------------------
                                 ISSUED AND  $.01 PAR   PAID-    RETAINED
                                 OUTSTANDING  VALUE   IN CAPITAL EARNINGS TOTAL
                                 ----------- -------- ---------- -------- -----
BALANCE AT DECEMBER 31, 1997....      96       $  1      $511      $ 40   $552
Employee stock purchases and
 exercise of options/warrants,
 including related tax benefits.       1        --         18       --      18
Net Income......................     --         --        --         29     29
                                    ----       ----      ----      ----   ----
BALANCE AT MARCH 31, 1998.......      97       $  1      $529      $ 69   $599
                                    ====       ====      ====      ====   ====

      The accompanying notes are an integral part of this statement.

                          LCI INTERNATIONAL, INC.

              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR THE THREE MONTHS ENDED MARCH 31,

                         (IN MILLIONS) (UNAUDITED)

                                                                     1998  1997
                                                                     ----  ----
OPERATING ACTIVITIES:
  Net cash provided by operating activities......................... $ 78  $ 41
                                                                     ----  ----
INVESTING ACTIVITIES:
  Capital expenditures..............................................  (97)  (47)
  Other payments....................................................  --     (6)
                                                                     ----  ----
    Net cash used in investing activities...........................  (97)  (53)
                                                                     ----  ----
FINANCING ACTIVITIES:
  Net debt borrowings...............................................    5     3
  Proceeds from employee stock plans and warrants...................   14     6
                                                                     ----  ----
    Net cash provided by financing activities.......................   19     9
                                                                     ----  ----
    Net increase (decrease) in cash and cash equivalents............  --     (3)
                                                                     ----  ----
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD............  --     12
                                                                     ----  ----
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD.................. $--   $  9
                                                                     ====  ====

     The accompanying notes are an integral part of these statements.

                         LCI INTERNATIONAL, INC.

       NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        MARCH 31, 1998 (UNAUDITED)

(1) GENERAL

  The results of operations for the interim periods shown are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the information contained herein reflects all adjustments necessary to make a fair statement of the results for the three months ended March 31, 1998 and 1997. All such adjustments are of a normal recurring nature.

(2) BUSINESS ORGANIZATION AND PURPOSE

  The financial statements presented herein are for LCI International, Inc., a Delaware corporation, and its subsidiaries (collectively LCI or the Company). Included are the condensed consolidated statements of operations for the three months ended March 31, 1998 and 1997, the condensed consolidated balance sheets as of March 31, 1998 and December 31, 1997, the condensed consolidated statement of shareowners' equity for the three months ended March 31, 1998, and the condensed consolidated statements of cash flows for the three months ended March 31, 1998 and 1997.

  LCI is a facilities-based telecommunications company that provides voice and data transmission services to business, residential and local customers, as well as other telecommunications carriers, throughout the United States and international locations. The Company serves its customers through owned and leased digital fiber-optic facilities (the Network).

(3) ACCOUNTING POLICIES

  Note 2 of the Notes to Consolidated Financial Statements in LCI's 1997 Annual Report to Shareowners summarizes the Company's significant accounting policies.

  Principles of Consolidation. The accompanying Condensed Consolidated Financial Statements (Unaudited) include the accounts of LCI and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated. In December 1997, the Company acquired USLD Communications Corp. (USLD) and accounted for the acquisition as a pooling of interests. The Company's Condensed Consolidated Financial Statements have been restated to include the results for USLD, as though the companies had always been a combined entity.

(4) ACCOUNTS RECEIVABLE SECURITIZATION

  Under the Company's agreement to sell a percentage ownership interest in a defined pool of its trade accounts receivable (Securitization Program), LCI SPC I, Inc. (SPC), a bankruptcy-remote subsidiary of the Company, sells accounts receivable. Receivables sold are not included in the accompanying condensed consolidated balance sheets as of March 31, 1998 and December 31, 1997. SPC had approximately $140 million of accounts receivable available for sale and had sold, but not yet collected, a total of approximately $100 million as of March 31, 1998. The Company retains substantially the same risk of credit loss as if the receivables had not been sold, and has established reserves for such estimated credit losses.

  Under the Securitization Program, the Company acts as agent for the purchaser of the receivables by performing recordkeeping and collection functions on the participation interest sold. The agreement also contains certain covenants regarding the quality of the accounts receivable portfolio, as well as financial covenants which are substantially identical to those contained in the Company's Revolving Credit Facility (See Note 5). Except in certain limited circumstances, SPC is subject to certain contractual prohibitions concerning the payment of dividends and the making of loans and advances to LCI.

                         LCI INTERNATIONAL, INC.

                        MARCH 31, 1998 (UNAUDITED)

(5) DEBT AGREEMENTS

  In June 1997, the Company issued $350 million of 7.25% Senior Notes (Notes), which mature on June 15, 2007. The net proceeds from the issuance of the Notes were used to repay outstanding indebtedness and for working capital and general corporate purposes.

  The Company also has a $750 million Revolving Credit Facility (Credit Facility) from a syndicate of banks. The Credit Facility is comprised of two separate facilities of $500 million and $250 million. The first facility has a term of five years, while the second facility has a one-year term. Each facility may be extended for a limited number of periods. Both facilities bear interest at a rate consisting of two components: The base rate component is dependent upon a market indicator; the second component varies from 0.30% to 0.75% based on the more favorable of the relationship of borrowings levels to operating cash flow (leverage ratio) or senior unsecured debt rating. As of March 31, 1998, the Company had no outstanding balance under the Credit Facility. The Credit Facility contains various financial covenants, the most restrictive being the leverage ratio requirement. As of March 31, 1998, the Company was in compliance with all Credit Facility covenants.

  The Company has three separate Discretionary Line of Credit Agreements (Lines of Credit) with commercial banks for a total of $75 million. As of March 31, 1998, there was a $14 million outstanding balance on the Lines of Credit. In addition, the Company had approximately $3 million in various fixed-rate notes as of March 31, 1998.

(6) COMMITMENTS AND CONTINGENCIES

  Vendor Agreements. The Company has agreements with certain telecommunications interexchange carriers and third party vendors that require the Company to maintain minimum monthly and/or annual billings based on usage. The Company has historically met all minimum billing requirements and believes the minimum usage commitments will continue to be met.

  Capital Requirements. During 1998, the Company expects its nonbinding commitment for capital expenditures, which is dependent on the Company's geographic and revenue growth, to increase from the level expended in 1997. The Company's on-going capital requirements are primarily for switching and transmission facilities and technology platforms arising from the Company's strategic expansion plans.

  In addition to its ongoing capital requirements, the Company has entered into several agreements to extend its fiber-optic network. These commitments will extend the Network throughout several geographic areas of the United States, and are expected to require incremental capital expenditures of approximately $270 million for fiber-optic capacity and related equipment. During the first quarter of 1998, the Company made progress payments totaling $14 million to expand its Network between Cleveland, Ohio and New York, New York; Chicago, Illinois and Los Angeles, California; and Dallas, Texas and Washington, D.C. The timing of other payments will depend on the delivery and acceptance of facilities, which is expected to be completed in 1998.

  Proposed Merger. On March 8, 1998, the Company entered into a merger agreement with Qwest Communications International Inc. (Qwest) and a subsidiary of Qwest pursuant to which the Company will become a wholly owned subsidiary of Qwest. The all-stock transaction is valued at approximately $4.4 billion. Under the terms of the agreement, each of the outstanding shares of the Company's common stock, par value $.01 per share, will be converted into $42 of Qwest common stock, subject to certain exceptions. The number of shares of Qwest common stock to be exchanged for each share of the Company's common stock will be determined by dividing $42 by a 15-day volume weighted average of trading prices for Qwest common stock prior to the closing, but will not be less than 1.0625 shares (if Qwest's average stock price exceeds $39.53) or

                         LCI INTERNATIONAL, INC.

                        MARCH 31, 1998 (UNAUDITED)

more than 1.5583 shares (if Qwest's average stock price is less than $26.95). The Company may terminate the merger agreement if Qwest's average stock price is less than $26.95, unless Qwest then agrees to exchange for each share of common stock of the Company the number of Qwest shares determined by dividing $42 by such average price. The merger is intended to qualify as a tax-free reorganization and will be accounted for as a purchase. It is anticipated that the merger will occur by the second or third quarter of 1998. The transaction is subject to the majority vote of the outstanding shares of Qwest and LCI and to other customary conditions such as receipt of regulatory approvals. The majority shareholder of Qwest has entered into an agreement to vote in favor of the merger. There can be no assurances that the conditions to closing the merger will be met; however the Company does not currently anticipate any impediments to completing the merger.

  Legal Matters. The Company has been named as a defendant in various litigation matters incident to the character of its business. In addition, the Company, certain of its directors, and Qwest have been named as defendants in suits in connection with the Qwest merger agreement. Management intends to vigorously defend these outstanding claims. The Company believes it has adequate accrued loss contingencies and that current or threatened litigation matters will not have a material adverse impact on the Company's results of operations or financial condition.

(7) SHAREOWNERS' EQUITY

  Rights Agreement and Preferred Stock. In January 1997, the Company adopted a shareholder rights agreement (Rights Agreement), designed to ensure that its shareowners receive fair and equal treatment in the event of any proposed takeover of the Company. One preferred share purchase right (Right) has been attached to each share of the Company's Common Stock and, until distributed, may be transferred only with the Common Stock. The Rights will be distributed and become exercisable only in the event that any person or entity, together with its affiliates or associates, acquires more than a certain percentage of Common Stock of the Company. As of March 31, 1998, no such preferred stock was issued or outstanding. On March 8, 1998 the Company's Board of Directors approved an amendment to exempt the proposed merger with Qwest from the application of the Rights Agreement.

  Common Stock. The Company has stock option plans that grant options to purchase shares of Common Stock to directors and key employees. During the three months ended March 31, 1998, the Company granted options to purchase approximately 3 million shares of Common Stock. The option price for all options granted was the fair market value of the shares on the date of grant. The Company issued 1 million shares of Common Stock during the three months ended March 31, 1998 pursuant to options exercised under all stock option plans. The stock option plans contain a provision which accelerates vesting in the event of a change in control of the Company. The merger with Qwest, as proposed, would result in accelerated vesting of the Company's options outstanding.

  The Company also has an Employee Stock Purchase Plan and a defined contribution retirement plan for its employees which allow participants to invest in Common Stock of the Company. The Company issued approximately 0.1 million of Common Stock under these employee benefit plans during the three months ended March 31, 1998.

                         LCI INTERNATIONAL, INC.

                        MARCH 31, 1998 (UNAUDITED)

(8) INCOME TAXES

  The provision for income taxes for the three months ended March 31, 1998 and 1997, consists of:

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
                                                                (IN MILLIONS)
   Current tax expense:
     Federal.................................................. $     4  $     1
     State....................................................       1        1
                                                               -------  -------
       Total current tax expense..............................       5        2
                                                               -------  -------
   Deferred tax expense:
     Increase in deferred tax liabilities.....................       2        1
     Decrease in deferred tax asset...........................      12       12
                                                               -------  -------
       Total deferred tax expense.............................      14       13
                                                               -------  -------
       Total income tax expense............................... $    19  $    15
                                                               =======  =======

  The effective income tax rate varies from the Federal statutory income tax rate for the three months ended March 31, 1998 and 1997, as follows:

                                                           THREE MONTHS
                                                          ENDED MARCH 31,
                                                          -----------------
                                                           1998      1997
                                                          -------   -------
   Expected tax expense at federal statutory income tax
    rate:                                                      35%       35%
   Effect of:
     State income tax expense............................       4         4
     Non-deductible expenses.............................       1         1
     Other, net..........................................      (1)      --
                                                          -------   -------
   Income tax expense....................................      39%       40%
                                                          =======   =======

  The effective tax rate of 39% and 40% for the three months ended March 31, 1998 and 1997, respectively, represents the Company's estimated effective tax rate for the periods. This effective tax rate is adjusted quarterly based on the Company's estimate of future taxable income.

  The Company has generated significant net operating losses (NOLs) that may be used to offset future taxable income. Each NOL has a maximum 15-year carryforward period. The Company's ability to fully use its NOL carryforwards is dependent upon future taxable income. As of March 31, 1998, the Company had NOL carryforwards for income tax purposes of $74 million, subject to various expiration dates from 2000 to 2010. The Company believes the utilization of such NOLs is likely.

  The Company's deferred income tax balances include $50 million in current deferred tax assets, net and $86 million in other noncurrent liabilities as of March 31, 1998. As of December 31, 1997, deferred income tax balances included $59 million in current deferred tax assets, net and $84 million in other noncurrent liabilities.

                         LCI INTERNATIONAL, INC.

                        MARCH 31, 1998 (UNAUDITED)

9. EARNINGS PER SHARE

  In February 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," which changed the method used to calculate earnings per share. Basic earnings per share has been calculated as income available to common shareowners divided by the weighted average number of common shares outstanding. Diluted earnings per share has been calculated as net income divided by the diluted weighted average number of common shares. Diluted weighted average number of common shares has been calculated using the treasury stock method for Common Stock equivalents, which includes Common Stock issuable pursuant to stock options and Common Stock warrants. The following is provided to reconcile the earnings per share calculations:

                                                                 FOR THE
                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                          ---------------------
                                                             1998       1997
                                                          ---------- ----------
                                                          (IN MILLIONS, EXCEPT
                                                           PER SHARE AMOUNTS)
   Income:
     Net income.......................................... $       29 $       22
                                                          ========== ==========
   Shares:
     Weighted average shares (Basic).....................         97         89
       Effect of dilutive securities:
         Stock options...................................          5          5
         Warrants........................................        --           5
   Diluted weighted average shares.......................        102         99
                                                          ========== ==========
   Per Share Amounts:
     Basic earnings per share............................ $     0.30 $     0.25
                                                          ========== ==========
     Diluted earnings per share.......................... $     0.29 $     0.22
                                                          ========== ==========

  Options to purchase 0.1 million and 2.4 million shares of Common Stock were outstanding but not included in the computation of diluted earnings per share during the three months ended March 31, 1998 and 1997, respectively. The options were excluded because the exercise price of such options was greater than the average market price of the Common Stock for the period.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
Phoenix Network, Inc.

  We have audited the accompanying consolidated balance sheets of Phoenix Network, Inc. (a Delaware Corporation) and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Network, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements as of December 31, 1997 and 1996, have been prepared assuming that the Company will continue as a going concern. However, the Company has sustained substantial losses from operations in recent years and has continually used, rather than provided, cash in its operations. Such losses, and other items discussed in note B, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plans in regard to these matters are also discussed in note B.

GRANT THORNTON LLP

Denver, Colorado
February 19, 1998

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  DECEMBER 31,

                      ASSETS                            1996          1997
                      ------                        ------------  ------------
CURRENT ASSETS
  Cash and cash equivalents........................ $  1,548,061  $    447,983
  Accounts receivable, net of allowance for
   doubtful accounts of $3,600,830 in 1996 and
   $1,280,444 in 1997..............................   14,419,829     9,623,721
  Prepaid carrier costs............................          --      1,274,790
  Deferred commissions.............................      969,940       405,329
  Other current assets.............................      686,271       459,808
                                                    ------------  ------------
    Total current assets...........................   17,624,101    12,211,631
Furniture, equipment and data processing systems--
 at cost, less accumulated depreciation of
 $2,495,701 in 1996 and $3,479,973 in 1997.........    5,522,771     3,078,020
Deferred commissions...............................      414,873        71,617
Customer acquisition costs, less accumulated
 amortization of $3,145,245 in 1996 and $4,664,092
 in 1997...........................................    2,725,275     1,177,043
Goodwill, less accumulated amortization of
 $1,059,613 in 1996 and $2,049,731 in 1997.........   18,553,332    17,816,119
Other assets.......................................      953,831       779,245
                                                    ------------  ------------
                                                    $ 45,794,183  $ 35,133,675
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------
CURRENT LIABILITIES
  Current maturities of capital lease.............. $        --   $    140,635
  Current maturities of note payable to
   stockholder.....................................          --      1,388,206
  Current maturities of note payable to finance
   company.........................................      444,839       483,283
  Note payable to vendor...........................    1,161,148           --
  Line of credit--finance company..................    4,698,645     6,663,349
  Accounts payable.................................   16,686,690    14,533,446
  Accrued liabilities..............................    2,418,627     1,842,685
                                                    ------------  ------------
    Total current liabilities......................   25,409,949    25,051,604
LONG-TERM DEBT
  Note payable to stockholder......................    1,388,206           --
  Note payable to finance company, less current
   maturities......................................      824,306       355,364
  Capital lease, less current maturities...........          --         30,464
COMMITMENTS AND CONTINGENCIES......................          --            --
STOCKHOLDERS' EQUITY
  Preferred stock--$.001 par value, authorized
   5,000,000 shares, issued and outstanding 546,458
   in 1996 and 39,500 in 1997, liquidation
   preference aggregating $3,368,020 and $808,181
   at December 31, 1996 and 1997, respectively.....          546            39
  Common stock--$.001 par value, authorized
   50,000,000 shares, issued 25,851,894 in 1996 and
   33,575,902 in 1997..............................       25,851        33,576
  Additional paid-in capital.......................   45,225,554    52,587,282
  Accumulated deficit..............................  (27,077,707)  (42,922,132)
  Treasury stock--1,300 common shares at cost......       (2,522)       (2,522)
                                                    ------------  ------------
                                                      18,171,722     9,696,243
                                                    ------------  ------------
                                                    $ 45,794,183  $ 35,133,675
                                                    ============  ============

        The accompanying notes are an integral part of these statements.

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                            YEAR ENDED DECEMBER 31,

                                           1995          1996          1997
                                        -----------  ------------  ------------
Revenue...............................  $75,854,969  $ 99,307,277  $ 76,947,454
Cost of revenue.......................   53,775,779    73,438,757    57,195,121
                                        -----------  ------------  ------------
    Gross profit......................   22,079,190    25,868,520    19,752,333
Selling, general and administrative
 expenses.............................   22,323,202    31,114,723    25,940,774
Depreciation and amortization.........    1,125,563     4,357,720     3,972,924
Relocation expenses...................          --      1,133,158             -
Acquisition expenses..................          --      1,308,634       513,457
Loss on abandonment of fixed assets...    1,019,648        15,238     3,260,204
Aborted bond offering expenses........          --        246,083           --
                                        -----------  ------------  ------------
                                         24,468,413    38,175,556    33,687,359
                                        -----------  ------------  ------------
    Operating loss....................   (2,389,223)  (12,307,036)  (13,935,026)
Other income (expense)
  Interest income.....................      103,125        84,627        70,518
  Interest expense....................     (260,639)     (625,817)   (1,091,489)
  Miscellaneous income (expense)......       (6,767)        4,264        11,013
                                        -----------  ------------  ------------
    Loss before income taxes..........   (2,553,504)  (12,843,962)  (14,944,984)
Income tax expense....................     (500,000)          --            --
                                        -----------  ------------  ------------
    Net loss..........................  $(3,053,504) $(12,843,962) $(14,944,984)
Net loss attributable to common shares
  Net loss............................  $(3,053,504) $(12,843,962) $(14,944,984)
  Preferred dividends.................     (594,381)   (1,206,042)     (179,126)
                                        -----------  ------------  ------------
                                        $(3,647,885) $(14,050,004) $(15,124,110)
                                        ===========  ============  ============
Basic loss per common share...........  $     (0.24) $      (0.68) $      (0.52)
                                        ===========  ============  ============
Weighted average common shares........   15,335,268    20,673,276    28,951,196
                                        ===========  ============  ============


        The accompanying notes are an integral part of these statements.

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      THREE YEARS ENDED DECEMBER 31, 1997

                                            ADDITIONAL
                         PREFERRED  COMMON    PAID-IN   ACCUMULATED   TREASURY
                           STOCK    STOCK     CAPITAL     DEFICIT      STOCK
                         --------- -------- ----------- ------------  --------
Balance at January 1,
 1995...................  $ 1,622  $ 13,825 $14,227,069 $ (9,728,142) $ (2,522)
  Exercise of stock
   options and
   warrants.............      --        418     525,914          --        --
  Conversion of
   preferred stock into
   common stock.........       (4)       24       7,200       (7,220)      --
  Issuance of common
   stock, net of
   expenses.............      --      2,685   6,314,779          --        --
  Issuance of preferred
   stock, net of
   expenses, and
   conversion of Series
   E and Series F.......    1,119       --   11,071,674          --        --
  Preferred dividends...      --        --          --      (187,288)      --
  Net loss..............      --        --          --    (3,053,504)      --
                          -------  -------- ----------- ------------  --------
Balance at December 31,
 1995...................    2,737    16,952  32,146,636  (12,976,154)   (2,522)
  Exercise of stock
   options and
   warrants.............      --        792   1,327,243          --        --
  Conversion of
   preferred stock into
   common stock.........   (2,191)    5,307   1,254,475   (1,257,591)      --
  Issuance of common
   stock in connection
   with a business
   acquisition..........      --      2,800  10,497,200          --        --
  Net loss..............      --        --          --   (12,843,962)      --
                          -------  -------- ----------- ------------  --------
Balance at December 31,
 1996...................      546    25,851  45,225,554  (27,077,707)   (2,522)
  Exercise of stock
   options and
   warrants.............      --        942     921,563          --        --
  Conversion of
   preferred
  stock into common
   stock................     (782)    6,783     893,440     (899,441)      --
  Issuance of preferred
   stock................      275       --    5,224,725          --        --
  Issuance of 200,000
   common stock purchase
   warrants.............      --        --      322,000          --        --
  Net loss..............      --        --          --   (14,944,984)      --
                          -------  -------- ----------- ------------  --------
Balance at December 31,
 1997...................  $    39  $ 33,576 $52,587,282 $(42,922,132) $ (2,522)
                          =======  ======== =========== ============  ========

         The accompanying notes are an integral part of this statement.

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            YEAR ENDED DECEMBER 31,

                                          1995          1996           1997
                                      ------------  -------------  ------------
Cash flows from operating activities
  Cash received from customers......  $ 72,103,864  $  98,612,681  $ 78,250,720
  Interest received.................        83,227         84,627        70,518
  Cash paid to suppliers and
   employees........................   (73,638,371)  (102,047,484)  (82,823,340)
  Interest paid.....................      (259,919)      (625,817)   (1,091,489)
  Cash paid for income taxes........        (3,340)        (2,245)          --
                                      ------------  -------------  ------------
    Net cash used in operating
     activities.....................    (1,714,539)    (3,978,238)   (5,593,591)
Cash flows from investing activities
  Note receivable--
   director/shareholder.............        (3,000)           --             -
  Purchases of furniture, equipment
   and data processing systems......      (589,419)    (3,620,989)   (1,652,566)
  Notes receivable--agents..........       (23,115)           --             -
  Payments on agents notes
   receivable.......................        70,900            --             -
  Customer base acquisitions........    (1,553,238)      (468,002)           -
  Business acquisitions, net of cash
   acquired.........................    (4,692,153)    (4,085,093)           -
  Additions to goodwill.............           --             --       (252,907)
                                      ------------  -------------  ------------
    Net cash used in investing
     activities.....................    (6,790,025)    (8,174,084)   (1,905,474)
Cash flows from financing activities
  Proceeds from issuance of common
   stock, net of offering costs.....     6,317,464            --             -
  Proceeds from issuance of
   preferred stock, net of offering
   costs............................    11,072,793            --      5,225,000
  Proceeds from notes payable to
   bank and finance company.........     6,143,950      6,060,358     3,575,000
  Payments on notes payable to bank
   and finance company..............    (8,686,625)      (134,036)   (2,040,794)
  Payments on note payable to
   vendor...........................           --      (1,851,977)   (1,161,148)
  Payments on capital lease
   obligation.......................           --             --       (121,576)
  Preferred stock dividends.........      (187,288)           --             -
  Proceeds from exercise of options
   and warrants.....................       526,332      1,328,035       922,505
                                      ------------  -------------  ------------
    Net cash provided by financing
     activities.....................    15,186,626      5,402,380     6,398,987
                                      ------------  -------------  ------------
    NET INCREASE (DECREASE) IN
     CASH...........................     6,682,062     (6,749,942)   (1,100,078)
Cash and cash equivalents at
 beginning of year..................     1,615,941      8,298,003     1,548,061
                                      ------------  -------------  ------------
Cash and cash equivalents at end of
 year...............................  $  8,298,003  $   1,548,061  $    447,983
                                      ============  =============  ============

        The accompanying notes are an integral part of these statements.

                     PHOENIX NETWORK, INC. AND SUBSIDIARIES

                            YEAR ENDED DECEMBER 31,

                                           1995          1996          1997
                                        -----------  ------------  ------------
Reconciliation of net loss to net cash
 provided by (used in) operating
 activities
  Net loss............................  $(3,053,504) $(12,843,962) $(14,944,984)
  Adjustments to reconcile net loss to
   net cash used in operating
   activities
    Provision for doubtful accounts...    2,689,250     3,147,077     3,407,842
    Abandonment of fixed assets.......    1,019,648        15,238     3,260,204
    Depreciation and amortization.....    1,125,563     4,357,720     3,972,924
    Deferred taxes....................      500,000           --            --
    Changes in assets and liabilities
      Accounts receivable.............   (3,751,105)     (959,900)    1,388,266
      Deferred commissions............   (1,467,519)    1,718,450       907,867
      Prepaid carrier costs...........          --            --     (1,274,790)
      Other current assets............     (163,740)     (217,473)      226,464
      Other assets....................          511       (67,893)      191,802
      Accounts payable and accrued
       liabilities....................    1,386,357       872,505    (2,729,186)
                                        -----------  ------------  ------------
        Net cash used in operating ac-
         tivities.....................  $(1,714,539) $ (3,978,238) $ (5,593,591)
                                        ===========  ============  ============
Noncash financing and investing
 activities
  Conversion of preferred stock into
   common stock.......................  $     7,224  $  1,259,782  $    900,223
  Capital lease obligation............          --            --        292,675
  Noncash components of consideration
   issued in connection with business
   combination
    Common stock......................          --     10,500,000           --
    Note payable to stockholder.......          --      1,388,206           --
    Assumption of net liabilities.....          --      1,603,576           --


        The accompanying notes are an integral part of these statements.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--DESCRIPTION OF COMPANY AND SUMMARY OF ACCOUNTING POLICIES

  Phoenix Network, Inc. ("Phoenix" or the "Company") was a switchless reseller of long distance telecommunication services marketing primarily to small- to medium-sized commercial accounts located throughout the United States. Effective January 1, 1996, as a result of the acquisition of Automated Communications, Inc. ("ACI"), the Company became a facilities based reseller. The Company provides its customers with long distance services utilizing the networks of facilities-based carriers such as AT&T Corporation, MCI Communications Corporation, Sprint Communications, L.P., Frontier Corp., WorldCom, Inc. (formerly Wiltel, Inc.) and others, who handle the actual transmission services. The carriers bill Phoenix at contractual rates for the combined usage of Phoenix's customers utilizing their network. Phoenix then bills its customers individually at rates established by Phoenix.

  The following is a summary of the Company's significant accounting policies applied in the preparation of the accompanying consolidated financial statements.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions are eliminated in consolidation.

 Revenue Recognition

  Revenue is recognized in the month in which the Company's customers complete the telephone call.

 Cash and Cash Equivalents

  The Company considers demand deposits, certificates of deposit and United States Treasury bills purchased with a maturity of three months or less as cash and cash equivalents.

 Prepaid Carrier Costs

  Prepaid carrier costs consist of contract shortfall billings which are anticipated to be recovered through increased usage during the remaining term of the contract.

 Deferred Commissions

  Deferred commissions consist of direct commissions paid on a one-time basis to third parties upon the acquisition of new customers. Deferred commissions are amortized on a four year sum-of-the-year's-digits method.

 Furniture, Equipment and Data Processing Systems

  Depreciation of furniture, equipment and data processing systems is provided utilizing the straight-line method over five years.

 Customer Acquisition Costs

  Customer acquisition costs represent the value of acquired billing bases of customers and are amortized using the sum-of-the-years-digits method over a four-year period.

 Goodwill

  Goodwill represents the excess of cost over the fair value of the net assets acquired and is being amortized by the straight-line method over 20 years.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

 Impairment of Long-Lived Assets

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of (SFAS 121). SFAS 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss would be based on the fair value of the asset. SFAS 121 also generally requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of the carrying amount or the fair value, less cost to sell. SFAS 121 is effective for the Company's 1997 fiscal year end. Any impairment provisions recognized in accordance with SFAS 121 are permanent and may not be restored in the future. No impairment expense was recognized in the years ended December 31, 1997 and 1996.

 Use of Estimates

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenue and expenses during the period. Significant estimates made by management include the allowance for doubtful accounts, estimated carrier credits, and the amortization periods related to acquired customers and goodwill. Actual results could differ from those estimates.

 Income Taxes

  Deferred income taxes are recognized for tax consequences of temporary differences by applying current enacted tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities.

 Loss per Common Share

  The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 requires the presentation of basic earnings per share (EPS) and, for companies with potentially dilutive securities such as convertible debt, options and warrants, diluted EPS.

  EPS is computed in accordance with SFAS 128 by dividing net income by the weighted average number of shares outstanding during the period. All outstanding securities at the end of 1997 which could be converted into common shares are anti-dilutive (see note I). Therefore, the basic and diluted EPS are the same. There is no impact on EPS for prior years as a result of the adoption of SFAS 128.

NOTE B--REALIZATION OF ASSETS

  The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years and has continually used, rather than provided, cash in its operations. In addition, the Company is delinquent on a payment of approximately $230,000 on a note payable to a shareholder, which constitutes a default, rendering the entire amount of the note payable (approximately $1.4 million) due and payable.

  In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements on a

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES
continuing basis, to maintain present financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue in existence.

  In 1998, management entered into a merger agreement with a subsidiary of Qwest Communications International Inc., a facilities-based provider of multi-media communications services to interexchange carriers and to businesses and consumers. The merger, subject to approval by Phoenix's shareholders on March 30, 1998, would result in Phoenix shareholders receiving stock of Qwest with an aggregate market value of approximately $28.5 million, subject to certain adjustments and limitations described in the merger agreement, and up to $4 million in cash, contingent upon the outcome of certain litigation.

NOTE C--POOLING-OF-INTERESTS, ACQUISITIONS, AND MERGERS

  On October 8, 1996, Phoenix Merger Corp., a wholly-owned subsidiary of Phoenix, was merged with and into Americonnect, Inc. and 2,663,810 shares of the Company's common stock were issued in exchange for all of the outstanding common stock of Americonnect. The merger was accounted for as a pooling-of-interests and, accordingly, the accompanying financial statements have been restated to include the accounts and operations of Americonnect for all periods prior to the merger.

  Separate results of the combining entities for the year ended December 31, 1995, are as follows (amounts in 000s):

      Net sales
        Phoenix........................................................ $58,755
        Americonnect...................................................  17,100
                                                                        -------
                                                                        $75,855
                                                                        =======
      Net income (loss)
        Phoenix........................................................ $(1,334)
        Americonnect...................................................  (1,719)
                                                                        -------
                                                                        $(3,053)
                                                                        =======

  In connection with the merger, approximately $1.3 million of merger costs and expenses were incurred and have been charged to expense in the Company's fourth quarter of 1996.

  In August 1995, the Company acquired in purchase transactions the customer bases and substantially all of the assets and liabilities of Tele-Trend Communications, LLC ("Tele-Trend"), a Denver based switchless reseller, and Bright Telecom L.P. ("Bright"), an international call-back provider, for $4,369,317 and $356,388, respectively. The operations of Tele-Trend and Bright are included from August 1, 1995. Additionally, during 1995, the Company acquired three customer bases at a cost of $2,078,238.

  In January 1996, the Company acquired, in a purchase transaction, Automated Communications, Inc. (ACI), a Golden, Colorado, facilities-based long distance phone service carrier operating switching centers in Colorado Springs, Minneapolis, and Phoenix. Consideration for the acquisition was in the form of $4,085,093 in cash, 2,800,000 shares of the Company's common stock valued at approximately $10,500,000, a long-term note of $1,388,206 bearing interest at 9%, and the assumption of net liabilities of $1,603,576. The Company's consolidated results of operations include ACI from January 1, 1996, the effective date of the purchase transaction. The excess of the purchase price over the fair market value of the assets and liabilities acquired has

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES
been allocated to customer acquisition costs ($1,950,000) and to goodwill ($15,626,875). Customer acquisition costs are amortized over four years using the sum-of-the-years-digits method, and goodwill is amortized on a straight-line basis over 20 years.

  The following unaudited condensed pro forma information presents the results of operations of the Company as if the acquisition of ACI and Tele- Trend had occurred on January 1, 1995.

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1995
                                                               -----------------
      Revenue.................................................   $104,729,000
      Net loss................................................   $ (4,428,000)
      Net loss attributable to common shares..................   $ (5,603,000)
      Basic loss per common share.............................   $      (0.31)
      Weighted average number of shares outstanding...........     18,135,000

NOTE D--FURNITURE, EQUIPMENT AND DATA PROCESSING SYSTEMS

  Furniture, equipment and data processing systems consist of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
      Data processing systems......................... $ 4,872,174  $ 3,012,879
      Switching equipment.............................   1,898,593    2,160,972
      Furniture and fixtures..........................     710,234      462,282
      Other equipment.................................     537,471      921,860
                                                       -----------  -----------
                                                         8,018,472    6,557,993
      Less accumulated depreciation...................  (2,495,701)  (3,479,973)
                                                       -----------  -----------
                                                       $ 5,522,771  $ 3,078,020
                                                       ===========  ===========

  The loss on abandonment of assets in 1995 primarily relates to a write-off of billing and customer service software development costs. Management decided to minimize the risk of development and to have access to a new system on a more timely basis and, accordingly, decided to license an existing billing and customer service system from a vendor at a cost of approximately $3,000,000. During the fourth quarter of 1997, management abandoned the current billing system project, resulting in a loss on abandonment of assets in 1997 of $3,260,204.

NOTE E--LINE OF CREDIT AND BRIDGE LOAN--FINANCE COMPANY

  In September 1995, the Company renewed its Loan and Security Agreement (the "Agreement") with a finance company to make available to the Company a line of credit of up to $10,000,000. The Company may borrow up to the lesser of $10,000,000 or its borrowing base, which is defined as a percentage of its eligible receivables. The amended term of the Agreement is five years, expiring October 2000, with automatic renewal options. There are penalties for early termination by the Company. Borrowings bear interest at 1.75% over the "reference rate," as defined. In connection with the renewal, fees and transaction costs were incurred, which are being amortized on a straight-line basis over the term of the agreement. The loan is collateralized by the Company's accounts receivable, equipment, general intangibles and other personal property assets. Among other provisions, the Company must maintain certain minimum financial covenants, is prohibited from paying dividends without the approval of the finance company, and is subject to limits on capital expenditures. At December 31, 1997, the Company was in violation of certain financial covenants. The finance company has waived the covenant violations in connection with a restructuring of the line of credit agreement. At December 31, 1997, $6,663,349 was outstanding under the line and the interest rate was 10.25%.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

  On March 12, 1997, the Phoenix Credit Facility was amended to provide for a $2,000,000 bridge loan with the principal amount to be paid in eight equal monthly installments between July 1, 1997 and January 1, 1998. The amendment included the issuance of 200,000 common stock purchase warrants to the finance company. Phoenix made installment payments of $250,000 in June, July and August 1997. On September 1, 1997, the parties entered into an amendment to provide for a temporary moratorium on payments on the bridge loan with a final payment of all outstanding principal and accrued and unpaid interest being due on January 9, 1998. On December 12, 1997, the Phoenix Credit Facility was again amended to provide for an additional bridge loan of $1,825,000 and the retention of an over-advance of $300,000. On December 31, 1997, the Phoenix Credit Facility was further amended to provide that Foothill Capital Corporation may, in its sole discretion, lend Phoenix an additional amount of up to $1.25 million, to be treated either as an increase to the bridge loan amount or as an over-advance. The bridge loan and any overadvance amounts must be repaid on the earliest to occur of (a) April 30, 1998, (b) the effective time of the proposed merger with the subsidiary of Qwest, or (c) termination of the Phoenix Credit Facility. On February 2, 1998, the Phoenix Credit Facility was amended to provide for an additional over-advance of $500,000 and to reduce the amount that Foothill Capital Corporation may lend Phoenix from $1.25 million to $750,000.

  Average daily outstanding borrowings for the year ended December 31, 1997, was $4,092,859 at a weighted average interest rate of 10.25%. The highest month-end balance outstanding for the year ended December 31, 1997 was $5,621,926.

NOTE F--LONG-TERM DEBT

  During 1996, the Company entered into a note payable with a finance company to fund the cost of new billing and customer service software. The note agreement requires twelve quarterly payments of $138,854 plus accrued interest at 10.5% commencing July 1996 through July 1999.

  In addition, as part of the acquisition of Automated Communications, Inc., on January 1, 1996, the Company issued a 9% note payable for $1,388,206 to a current stockholder, which was payable in annual installments through 2001. However, in January 1998, the Company failed to make the first installment on the note and is currently in default thereon. On January 17, 1998, Phoenix received a notice declaring a default under the note and notifying Phoenix that if the scheduled payment is not received by February 2, 1998, the entire unpaid principal balance of the note will become due and payable and that available remedies would be pursued. Foothill Capital Corporation has waived the resulting cross default in the Phoenix Credit Facility.

  During 1997, the Company entered into a capital lease for the acquisition of equipment with a cost of $292,675. The lease is payable in monthly installments of $12,266 through March 1999.

  Future minimum payments on long-term debt at December 31, 1997 are as follows:

                             NOTE PAYABLE TO  NOTE PAYABLE  CAPITAL
   YEAR ENDED DECEMBER 31,   FINANCE COMPANY TO STOCKHOLDER  LEASE     TOTAL
   -----------------------   --------------- -------------- -------- ----------
   1998.....................    $483,283       $1,388,206   $140,635 $2,012,124
   1999.....................     355,364              --      30,464    385,828
                                --------       ----------   -------- ----------
                                $838,647       $1,388,206   $171,099 $2,397,952
                                ========       ==========   ======== ==========

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

NOTE G--LEASES

  The Company has operating leases for office space and equipment which expire on various dates through 2001 and which require that the Company pay certain maintenance, insurance and other operating expenses. Rent expense for the years ended December 31, 1995, 1996 and 1997 was $1,028,462, $1,331,911 and
$1,162,274, respectively.

  Future minimum lease payments for years ending December 31, are as follows:

      1998........................................................... $1,896,558
      1999...........................................................  1,680,892
      2000...........................................................    820,160
      2001...........................................................    358,386
                                                                      ----------
                                                                      $4,755,996
                                                                      ==========

NOTE H--COMMITMENTS AND CONTINGENCIES

 Carrier Contracts

  The Company has contracts with its major vendors to provide telecommunications services to its customers. The agreements cover the pricing of the services and are for various periods. Among other provisions, the agreements contain minimum usage requirements which must be met to receive the contractual price and to avoid shortfall penalties. The Company is currently in compliance with the contractual requirements. Total future minimum usage commitments at December 31, 1997 are as follows:

      YEAR ENDING DECEMBER 31,                                     COMMITMENT
      ------------------------                                     -----------
      1998........................................................ $18,350,000
      1999........................................................   1,000,000
                                                                   -----------
      Total....................................................... $19,350,000
                                                                   ===========

 Litigation

  WorldCom, Inc. (formerly LDDS Communications, Inc.) commenced an action against ACI and its former owner asserting claims relating to alleged breaches of noncompete and confidentiality agreements signed in connection with two transactions in which WorldCom was involved. The case was tried in federal court in Jackson, Mississippi in October 1996. The trial judge has found that ACI and its former owner breached the parties contracts, but has not ruled on whether these breaches caused damage or, if so, in what amount. Damages in excess of $4 million have been requested by WorldCom. Phoenix believes it is entitled to be indemnified for any liability with respect to the LDDS litigation pursuant to an Indemnification and Hold Harmless Agreement entered into between ACI and its former owner as part of the ACI merger. The ultimate liability to Phoenix, if any, is not determinable at this time, nor is there any assurance that the former owner of ACI has adequate financial resources to pay Phoenix any or all amounts that may be owed pursuant to the Indemnification and Hold Harmless Agreement. No provision has been made in the consolidated financial statements for any potential loss related to this contingency.

  In addition, Phoenix is a party, from time to time, in litigation incident to its business. Management and legal counsel do not believe that any additional current or pending litigation exists which will have a material adverse affect on the Company's financial condition.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

NOTE I--CAPITAL STOCK

 Preferred Stock

  The Company's certificate of incorporation authorizes it to issue up to 5,000,000 shares of $.001 par value preferred stock. At December 31, 1997, the Company's authorized preferred stock is allocated as follows:

                                                          AUTHORIZED ISSUED AND
                                                            SHARES   OUTSTANDING
                                                          ---------- -----------
      Reserved shares:
        Series A.........................................   300,000       --
        Series B.........................................   200,000       --
        Series C......................................... 1,000,000       --
        Series D.........................................   666,666       --
        Series F......................................... 1,200,000       --
        Series G.........................................   150,000       --
        Series I.........................................   125,000    39,500
      Undesignated shares................................ 1,358,334       --
                                                          ---------    ------
      Total.............................................. 5,000,000    39,500
                                                          =========    ======

  Series A Preferred Stock ("Series A"), which were fully converted into common stock as of December 31, 1997, were entitled to 9% cumulative dividends and voting rights and were convertible into common stock subject to certain anti-dilution provisions. In connection with the initial offering, the Company also issued a warrant for 62,200 shares of common stock with an exercise price of $2.50 per share to an investment banking firm, controlled by an individual, who was subsequently elected to the Company's Board of Directors. The warrant expired in February 1997. During 1995, 3,000 shares of Series A were converted into 14,449 shares of common stock. During 1996, 3,125 shares of Series A were converted into 16,664 shares of common stock. During 1997, 98,625 shares of Series A were converted into 564,779 shares of common stock. The conversions also include unpaid dividends.

  Series B Preferred Stock ("Series B"), which were fully converted into common stock as of December 31, 1997, were entitled to 9% cumulative dividends and voting rights and were convertible into shares of common stock subject to certain anti-dilution provisions. In connection with the initial offering, the Company issued a warrant to an investment banking firm, controlled by one of the Company's directors, for 69,750 shares of common stock, with an exercise price of $2.00 per share. The warrant expired in February 1997. During 1996, 11,750 shares of Series B were converted into 98,717 shares of common stock. During 1997, 114,500 shares of Series B were converted into 1,055,410 shares of common stock. The conversions also include unpaid dividends.

  In November 1992, the Company issued 1,000,000 shares of its Series C Preferred Stock ("Series C") to one of its major vendors as collateral for amounts due the vendor for services provided. The Company was released from all collateral requirements during 1996 and the preferred stock reverted back to the Company.

  Series D Preferred Stock, which were fully converted into common stock as of December 31, 1997, were entitled to 6% noncumulative dividends, when and if declared by the Board of Directors and only after payment of dividends on previously issued series of preferred stock. These shares were nonvoting and convertible into 333,333 shares of common stock subject to certain anti-dilution provisions. In connection with the initial offering, the Company issued a warrant to an investment banking firm, controlled by one of the Company's directors, for 22,000 shares of common stock, with an exercise price of $1.50 per share. The warrant expired in December 1997.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

  In September 1994, the Company issued 55,893 shares of Series E Preferred Stock at $10 per share under an agreement to convert a note payable to stockholder, with a principal balance of $500,000 and accrued interest of $58,930. In connection with the issuance of the stock, the Company issued the stockholder a five-year warrant for 100,000 shares of the Company's common stock which was canceled when the Series E shares were converted to Series F Preferred Stock (see below).

  During the period July 1995 through October 1995, the Company raised approximately $11,024,207, net of offering costs of $129,963, through a private placement of 1,115,417 shares of its Series F Preferred Stock at $10 per share. Additionally, the holder of the Company's Series E Preferred Stock exchanged their Series E shares, plus accumulated and unpaid dividends of $47,467, for 60,639 shares of Series F Preferred Stock. The Series F shares are entitled to 9% cumulative dividends, voting rights, demand registration rights for the underlying common shares after six months and are convertible initially into 4,704,224 shares of common stock, subject to anti-dilution provisions. The holders of the Series F also received warrants for the purchase of 470,422 shares of common stock with an exercise price of $3.00 per share which expire in October 2000. The Series F shareholders have the right to place two directors on the Company's board (the "Series F Directors") and the Company is subject to certain covenants requiring it to obtain the consent of the Series F Directors for certain transactions including mergers, acquisitions and incurring additional indebtedness in excess of $20,000,000. During December 1996, the outstanding Series F Preferred shares were converted into 5,191,064 shares of common stock. This conversion also included unpaid dividends.

  In March 1997, the Company raised $2,850,000 through a private placement of 150,000 shares of its Series G Preferred Stock at $20 per share. The shares are entitled to cumulative dividends at a rate per share of 5% per annum when and as declared by the Board of Directors. These shares are nonvoting and convertible into common stock subject to certain anti-dilution provisions. In connection with the initial offering, the Company issued warrants for 60,000 shares of common stock with an exercise price of $2.34 per share. The warrants expire in April 2002. During 1997, all outstanding shares of Series G Preferred Stock were converted to 2,491,879 shares of common stock.

  In July 1997, the Company raised $2,375,000 through a private placement of 125,000 shares of its Series I Preferred Stock at $20 per share. The shares are entitled to cumulative dividends at a rate per share of 5% per annum when and as declared by the Board of Directors. These shares are nonvoting and convertible into common stock subject to certain anti-dilution provisions. In connection with the initial offering, the Company issued warrants for 112,500 shares of common stock, with an exercise price of $2.00 per share. The warrants expire in July 2002. During 1997, 85,500 shares of Series I Preferred Stock were converted to 2,337,355 shares of common stock. At December 31, 1997, the outstanding Series I Preferred shares are convertible into 2,349,011 shares of common stock.

  The common shares reserved for issuance upon the conversion of the remaining Series I Preferred Stock have been registered for resale with the Securities and Exchange Commission.

  At December 31, 1997, the Company had cumulative, unpaid dividends on Series I Preferred Stock of $18,072 ($.46 per share).

 Common Stock

  In May 1995, the Company closed a private placement of its common stock which raised $727,519, net of offering costs of $119,481. The Company sold 385,000 units, at $2.20 per unit, in an off-shore financing pursuant to Regulation S under the Securities Act of 1933. A unit consists of one share of common stock and a five-year warrant for one-half share of common stock. Two warrants can be exercised to purchase 38,500 units at $2.42

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES
per unit. The Company closed another private placement of its common stock under Regulation S in September 1995. In this transaction, the Company sold 2,300,000 shares of common stock for $2.75 per share. Proceeds to the Company, net of offering costs of $735,055, were $5,589,945.

 Stock Options and Warrants

  The Company has various stock option plans accounted for under APB Opinion 25 and related interpretations. The options generally have a term of ten years when issued, and generally vest over two to four years. No compensation cost has been recognized for the plans. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company's net loss and loss per common share would have been increased to the pro forma amounts indicated below. Pro forma results for 1996 and 1997 may not be indicative of pro forma results in future periods because the pro forma amounts do not include pro forma compensation cost for options granted prior to January 1, 1996.

                                                        1996          1997
                                                    ------------  ------------
   Net loss attributable to common shares
     As reported................................... $(14,050,004) $(15,124,110)
     Pro forma.....................................  (14,474,477)  (15,745,339)
   Basic loss per common share
     As reported................................... $      (0.68) $      (0.52)
     Pro forma.....................................        (0.70)        (0.54)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1996 and 1997, respectively: no expected dividends; expected volatility of 107%; weighted average risk-free interest rate of 6.3%; and expected lives of four years.

  In 1987, the Company granted certain directors stock options to purchase up to 900,000 shares of common stock at a price of $0.10 per share, expiring no earlier than ten years from the grant date. All options have been exercised as of December 31, 1997.

  The Company's 1989 Stock Option Plan authorizes the grant of incentive stock options or supplemental stock options for up to 5,000,000 shares of common stock. The exercise price of each incentive stock option shall be not less than 100% of the fair market value of the stock on the date the option is granted. The exercise price of each supplemental stock option shall be not less than eighty-five percent (85%) of the fair market value of the stock on the date the option is granted.

  In November, 1992, the Board of Directors approved the 1992 Non-Employee Directors' Stock Option Plan. Under the Plan, 480,000 shares of common stock have been reserved for issuance to non-employee directors of the Company. Options are granted annually based upon length of service at fair market value at date of grant.

  The Company's subsidiary, Americonnect, had two stock option plans. All options have been converted into options for the Company common stock and are included in the following summary. The options were granted at prices from $0.08 to $2.06 per share of Company common stock.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

  A summary of the status of the Company's fixed stock option plans as of December 31, 1997, and changes during each of the three years in the period ended December 31, 1997 is presented below.

                                                                       WEIGHTED
                                                                        AVERAGE
                                                             NUMBER      PRICE
                                                            OF SHARES  PER SHARE
                                                            ---------  ---------
   Outstanding at January 1, 1995.......................... 2,660,065   $ 1.58
     Exercised.............................................  (382,851)    1.16
     Granted...............................................   898,414     2.58
     Canceled..............................................  (156,458)    2.43
                                                            ---------
   Outstanding at December 31, 1995........................ 3,019,170     1.91
     Exercised.............................................  (724,567)    1.64
     Granted............................................... 1,017,500     3.27
     Canceled..............................................  (177,951)    3.23
                                                            ---------
   Outstanding at December 31, 1996........................ 3,134,152     2.32
     Exercised.............................................  (869,521)     .91
     Granted...............................................   127,500     3.38
     Canceled..............................................  (151,479)    3.33
                                                            ---------
   Outstanding at December 31, 1997........................ 2,240,652     2.89
                                                            =========

                                                                    WEIGHTED
                                                                    AVERAGE
                                   RANGE     OPTIONS   PROCEEDS  EXERCISE PRICE
                                ----------- --------- ---------- --------------
   Exercisable at December 31,
    1997......................  $1.00-$2.38   475,558 $  798,937     $ 1.68
                                $2.39-$4.38   878,600  2,688,516       3.06
                                $4.39-$6.38    56,890    356,131       6.26
                                            --------- ----------
                                            1,411,048 $3,843,584       2.72

  Weighted average fair value of options granted during 1995, 1996 and 1997 is $1.42, $1.70, and $2.51 per share, respectively.

  The following information applies to options outstanding at December 31, 1997:

Range of exercise prices................... $1.00-$2.38 $2.39-$4.38 $4.38-$6.38
  Options outstanding......................     566,077   1,608,025      66,550
  Weighted average exercise price.......... $      1.79 $      3.15 $      6.05
  Weighted average remaining contractual
   life (years)............................           6           8           7
  Options exercisable......................     475,558     878,600      56,890
  Weighted average exercise price.......... $      1.68 $      3.06 $      6.26

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

  Common shares subject to warrants are summarized below:

                                                          NUMBER       PRICE
                                                         OF SHARES   PER SHARE
                                                         ---------  -----------
   Outstanding at January 1, 1995.......................   511,533  $1.50-$7.00
     Exercised..........................................   (34,675) $      2.42
     Granted............................................   720,672  $2.42-$3.00
     Canceled...........................................  (100,000) $      3.25
                                                         ---------
   Outstanding at December 31, 1995..................... 1,097,530  $1.50-$7.00
     Exercised..........................................   (58,825) $      2.42
     Granted............................................       --           --
     Canceled...........................................       --           --
                                                         ---------
   Outstanding at December 31, 1996..................... 1,038,705  $1.50-$7.00
     Exercised..........................................   (46,700) $1.81-$2.20
     Granted............................................   372,500  $2.00-$2.94
     Canceled...........................................  (114,750) $1.81-$2.20
                                                         ---------
   Outstanding at December 31, 1997..................... 1,249,755  $1.50-$7.00
                                                         =========

  All warrants are exercisable at grant.

NOTE J--INCOME TAXES

  The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using current enacted tax rates. A valuation allowance is established to reduce net deferred tax assets to their estimated realizable value.

  As of December 31, 1997, the Company has available to offset future federal taxable income, net operating loss carryforwards (NOLs) of approximately $35.3 million which expire in varying amounts from 2002 through 2012. The NOLs may be subject to limitations as a result of provisions of the Internal Revenue Code relating to changes in ownership and utilization of losses by successor entities.

  The Company's effective income tax rate is different from the Federal statutory income tax rate because of the following factors:

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                        ---------------------
                                                        1995    1996    1997
                                                        -----   -----   -----
   Federal tax rate applied to loss before taxes....... (34.0)% (34.0)% (34.0)%
   State tax rate applied to allowable carry-forward
    losses.............................................  (5.9)   (4.6)   (4.6)
   Valuation allowance for deferred taxes..............  59.5    38.6    38.6
                                                        -----   -----   -----
   Effective tax rate..................................  19.6 %   --  %   --  %
                                                        =====   =====   =====

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

  Deferred federal and state tax assets and valuation allowance are as follows:

                                                           DECEMBER 31,
                                                     --------------------------
                                                         1996          1997
                                                     ------------  ------------
   Current
     Allowance for bad debts........................ $  1,326,000  $    531,000
   Noncurrent
     Noncurrent assets..............................    1,187,000     2,232,000
     Net operating loss carryforward................    8,496,000    14,774,000
                                                     ------------  ------------
                                                        9,683,000    17,006,000
                                                     ------------  ------------
                                                       11,009,000    17,537,000
     Valuation allowance............................  (11,009,000)  (17,537,000)
                                                     ------------  ------------
                                                     $        --   $        --
                                                     ============  ============

  In 1993, the Company's subsidiary, Americonnect, Inc., reduced its valuation allowance by $500,000 due to changes in circumstances subsequent to adoption of SFAS No. 109. The changes in circumstances related to increased cash flows, increased profitability, and anticipated continued increases. Due to operating losses in 1995, Americonnect was no longer able to determine if it was more likely than not that it would realize the deferred asset. As a result of this change in estimate, the valuation allowance was increased by $500,000.

  The components of income tax benefit (expense) are as follows:

                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                           ---------------------
                                                             1995     1996  1997
                                                           ---------  ----- ----
   Current................................................ $     --   $ --  $--
   Deferred...............................................  (500,000)   --   --
                                                           ---------  ----- ----
                                                           $(500,000) $ --  $--
                                                           =========  ===== ====

  The increase in the valuation allowance was approximately $1,917,000, $5,080,000 and $6,528,000 for the years ended December 31, 1995, 1996 and
1997, respectively.

NOTE K--EMPLOYEE BENEFIT PLANS

  On June 1, 1993, the Company established a 401(k) tax savings plan for all employees. Employer and participant contributions to the plan vest immediately. The plan is a defined contribution plan covering all of its employees. Under this plan, employees with a minimum of one year of qualified service can elect to participate by contributing a minimum of one percent of their gross earnings up to a maximum of 20 percent.

  For those eligible plan participants, the Company will contribute an amount equal to 100 percent of each participant's personal contribution up to an annual maximum of $1,000. The Company's contributions to the 401(k) plan for the years ended December 31, 1995, 1996 and 1997, were approximately $59,000, $109,000 and $95,000, respectively.

                    PHOENIX NETWORK, INC. AND SUBSIDIARIES

NOTE L--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      Cash and cash equivalents  -- Carrying amount approximates fair value because of the short-term maturity of this
                                    instrument
      Line of credit             -- Carrying amount approximates fair value
                                    because of the short-term maturity of this
                                    instrument
      Long-term debt             -- Carrying amount approximates fair value
                                    because the interest rate at December 31,
                                    1997 approximates the market rate.

NOTE M--FOURTH QUARTER ADJUSTMENTS

  During the fourth quarter of 1997, the Company recorded adjustments increasing their net loss by $3,260,204 related to the write-off of an abandoned billing system.

                                    GLOSSARY

 ACC.........................  ACC Corp.
 ACN.........................  American Communications Network, Inc.
 Access charges..............  The fees paid by long distance carriers to LECs for originating and terminating long distance
                               calls on the LEC's local networks.
 Acquiring Person............  This term has the meaning stated on page 151 of the Joint Proxy Statement/Prospectus.
 Acquisition Proposal........  This term has the meaning stated on page 13 of the Joint Proxy Statement/Prospectus.
 Act.........................  The Telecommunications Act of 1996.
 Adjustment Election.........  This term has the meaning stated on page 63 of the Joint Proxy Statement/Prospectus.
 Adjustment Election Period..  This term has the meaning stated on page 63 of the Joint Proxy Statement/Prospectus.
 AGIS........................  Apex Global Internet Services, Inc.
 Ameritech...................  Ameritech Corporation
 Anschutz Company............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Anschutz Entities...........  This term has the meaning stated on page 137 of the Joint Proxy Statement/Prospectus.
 Anschutz Shares.............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Antitrust Division..........  The Antitrust Division of the U.S. Department of
                               Justice.
 ATM (Asynchronous
  Transfer Mode).............  An information transfer standard that is one of a general class of packet technologies that
                               relay traffic by way of an address contained
                               within the first five bytes of a standard fifty-
                               three-byte long packet or cell. The ATM format
                               can be used by many different information
                               systems, including local area networks, to
                               deliver traffic at varying rates, permitting a
                               mix of voice, data and video (multimedia).
 AT&T........................  AT&T Corporation.
 Audit Committee.............  This term has the meaning stated on page 128 of the Joint Proxy Statement/Prospectus.
 Average Price...............  This term has the meaning stated on page 1 of the Joint Proxy Statement/Prospectus.
 Band........................  A range of frequencies between two defined limits.
 Bandwidth...................  The relative range of analog frequencies or digital signals that can be passed through a
                               transmission medium, such as glass fibers,
                               without distortion. The greater the bandwidth,
                               the greater the information carrying capacity.
 Beginning Company Value.....  This term has the meaning stated on page 135 of the Joint Proxy Statement/Prospectus.
 Bell Atlantic...............  Bell Atlantic Corporation.
 BellSouth...................  BellSouth Corporation.
 Big Three...................  This term has the meaning stated on page 85 of the Joint Proxy Statement/Prospectus.

 CAC.........................  Carrier Access Code.
 Capacity....................  Refers to transmission.
 Carrier.....................  A provider of communications transmission services by fiber, wire or radio.
 Carrier Services............  This term has the meaning stated on page 4 of the Joint Proxy Statement/Prospectus.
 CBUD........................  This term has the meaning stated on page 103 of the Joint Proxy Statement/Prospectus.
 Certificate.................  This term has the meaning stated on page 54 of the Joint Proxy Statement/Prospectus.
 CGC.........................  The Capital Group Companies, Inc.
 Change in Control Severance
  Plans......................  This term has the meaning stated on page 61 of the Joint Proxy Statement/Prospectus.
 CICs........................  This term has the meaning stated on page 113 of the Joint Proxy Statement/Prospectus.
 CLEC (Competitive Local       A company that competes with LECs in the local
  Exchange Carrier)..........  services market.
 Closing.....................  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Closing Date................  This term has the meaning stated on page 1 of the Joint Proxy Statement/Prospectus.
 Code........................  The Internal Revenue Code of 1986, as amended
 Commission..................  Securities and Exchange Commission.
 Common Carrier..............  A government-defined group of private companies offering telecommunications services or
                               facilities to the general public on a non-
                               discriminatory basis.
 Commercial Services.........  This term has the meaning stated on page 4 of the Joint Proxy Statement/Prospectus.
 Comparable Growth Companies.  This term has the meaning stated on page 43 of the Joint Proxy Statement/Prospectus.
 Comparable Public Companies.  This term has the meaning stated on page 43 of the Joint Proxy Statement/Prospectus.
 Comparable Telecom
  Transaction Premiums.......  This term has the meaning stated on page 44 of the Joint Proxy Statement/Prospectus.
 Comparable Transaction
  Premiums...................  This term has the meaning stated on page 44 of the Joint Proxy Statement/Prospectus.
 Comparable Transactions.....  This term has the meaning stated on page 44 of the Joint Proxy Statement/Prospectus.
 Compensation Committee......  This term has the meaning stated on page 127 of the Joint Proxy Statement/Prospectus.
 CompTel.....................  This term has the meaning stated on page 82 of the Joint Proxy Statement/Prospectus.
 Confidentiality Agreement...  This term has the meaning stated on page 59 of the Joint Proxy Statement/Prospectus.
 Continuity Agreements.......  This term has the meaning stated on page 68 of the Joint Proxy Statement/Prospectus.
 Convertible Preferred Stock.  This term has the meaning stated on page 91 of the Joint Proxy Statement/Prospectus.
 Court.......................  This term has the meaning stated on page 71 of the Joint Proxy Statement/Prospectus.

 Dark Fiber..................  Fiber that lacks the requisite electronic and optronic equipment necessary to use the fiber
                               for transmission.
 D&A.........................  This term has the meaning stated on page 90 of the Joint Proxy Statement/Prospectus.
 D.C. Circuit................  This term has the meaning stated on page 81 of the Joint Proxy Statement/Prospectus.
 December 11th Letter........  This term has the meaning stated on page 34 of the Joint Proxy Statement/Prospectus.
 Determination Date..........  This term has the meaning stated on page 9 of the Joint Proxy Statement/Prospectus.
 DGCL........................  General Corporation Law of the State of
                               Delaware.
 Digital.....................  Describes a method of storing, processing and transmitting information through the use of
                               distinct electronic or optical pulses that
                               represent the binary digits 0 and 1. Digital
                               transmission/ switching technologies employ a
                               sequence of discrete, distinct pulses to
                               represent information, as opposed to the
                               continuously variable analog signal.
 Director Equity Plan........  This term has the meaning stated on page 132 of the Joint Proxy Statement/Prospectus.
 District Court..............  This term has the meaning stated on page 80 of the Joint Proxy Statement/Prospectus.
 DOJ.........................  This term has the meaning stated on page 58 of the Joint Proxy Statement/Prospectus.
 DS-3 miles..................  A measure of the total capacity and length of a transmission path, calculated as the capacity of
                               the transmission path in DS-3s multiplied by the
                               length of the path in miles.
 DWDM (Dense Wave
  Division Multiplexing).....  A technique for transmitting eight or more different light wave frequencies on a single
                               fiber to increase the information carrying
                               capacity.
 ECO.........................  This term has the meaning stated on page 113 of the Joint Proxy Statement/Prospectus.
 EBIT........................  This term has the meaning stated on page 51 of the Joint Proxy Statement/Prospectus.
 EBITDA......................  This term has the meaning stated on page 49 of the Joint Proxy Statement/Prospectus.
 Effective Time..............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Eighth Circuit..............  This term has the meaning stated on page 80 of the Joint Proxy Statement/Prospectus.
 Enterprise Value............  This term has the meaning stated on page 43 of the Joint Proxy Statement/Prospectus.
 EPS.........................  This term has the meaning stated on page 45 of the Joint Proxy Statement/Prospectus.

 Equal access................  The basis upon which customers of interexchange carriers are able to obtain access to their
                               Primary Interexchange Carriers' (PIC) long
                               distance telephone network by dialing "1", thus
                               eliminating the need to dial additional digits
                               and an authorization code to obtain such access.
 Equipment Credit Facility...  This term has the meaning stated on page 126 of the Joint Proxy Statement/Prospectus.
 Equity Incentive Plan.......  This term has the meaning stated on page 135 of the Joint Proxy Statement/Prospectus.
 EUnet.......................  EUnet International Limited.
 Excel.......................  Excel Communications Inc.
 Exchange Act................  The Securities Exchange Act of 1934, as amended.
 Exchange Agent..............  This term has the meaning stated on page 54 of the Joint Proxy Statement/Prospectus.
 Exchange Fund...............  This term has the meaning stated on page 54 of the Joint Proxy Statement/Prospectus.
 Exchange Offer..............  This term has the meaning stated on page 99 of the Joint Proxy Statement/Prospectus.
 Exchange Ratio..............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Expenses....................  This term has the meaning stated on page 65 of the Joint Proxy Statement/Prospectus.
 FBCs (Facilities Based        Facilities based carriers that own and operate
  Carriers)..................  their own network and equipment.
 FCC.........................  Federal Communications Commission.
 February 19th Letter........  This term has the meaning stated on page 35 of the Joint Proxy Statement/Prospectus.
 Federal Court...............  This term has the meaning stated on page 72 of the Joint Proxy Statement/Prospectus.
 First Mile Connection.......  The portion of a long distance telephone call from origination at an originator's telephone
                               through the local access network of the LEC.
 First Tier Long Distance
  Comparable Companies.......  This term has the meaning stated on page 49 of the Joint Proxy Statement/Prospectus.
 Frame Relay.................  A high-speed, data packet switching service used to transmit data between computers. Frame Relay
                               supports data units of variable lengths at
                               access speeds ranging from 56 kilobits per
                               second to 1.5 megabits per second. This service
                               is well-suited for connecting local area
                               networks, but is not presently well-suited for
                               voice and video applications due to the variable
                               delays which can occur. Frame Relay was designed
                               to operate at high speeds on modern fiber optic
                               networks.
 Frontier....................  Frontier Corporation.
 FTC.........................  U.S. Federal Trade Commission.

 Global......................  Global Crossing Ltd.
 Governmental Entity.........  This term has the meaning set forth in the
                               Merger Agreement.
 GTE.........................  GTE Communications Corporation.
 Growth Share Plan...........  This term has the meaning stated on page 135 of the Joint Proxy Statement/Prospectus.
 Hertz.......................  The unit for measuring the frequency with which an electromagnetic signal cycles through the
                               zero-value state between lowest and highest
                               states. One Hz (Hertz) equals one cycle per
                               second. Khz (kilohertz) stands for thousands of
                               Hertz; Mhz (megahertz) stands for millions of
                               Hertz.
 Historical Exchange Ratio...  This term has the meaning stated on page 49 of the Joint Proxy Statement/Prospectus.
 HSR Act.....................  Hart-Scott-Rodino Antitrust Improvements Act of
                               1976, as amended, 15 U.S.C. (S)18a.
 Innova......................  Innova, Inc.
 Interconnect................  Connection of a telecommunications device or service to the public switched telephone network
                               ("PSTN").
 Interexchange carrier.......  A company providing inter-LATA or long distance services between LATAs on an intrastate or
                               interstate basis.
 IP..........................  Internet protocol.
 IRS.........................  This term has the meaning stated on page 66 of the Joint Proxy Statement/Prospectus.
 ISP (Internet Service         A company that provides businesses and consumers
  Provider)..................  with access to the Internet.
 Kbps........................  Kilobits per second, which is a measurement of speed for digital signal transmission expressed
                               in thousands of bits per second.
 KN..........................  KN Energy, Inc.
 LATAs (Local Access and
  Transport Areas)...........  The approximately 200 geographic areas that define the areas between which the RBOCs
                               currently are prohibited from providing long
                               distance services.
 LCI.........................  LCI International, Inc.
 LCIM........................  LCI International Management Services, Inc.
 LCI Base Case...............  This term has the meaning stated on page 44 of the Joint Proxy Statement/Prospectus.
 LCI Benefit Plans...........  This term has the meaning stated on page 61 of the Joint Proxy Statement/Prospectus.
 LCI Board...................  LCI Board of Directors.
 LCI Board Approval..........  This term has the meaning stated on page 5 of the Joint Proxy Statement/Prospectus.
 LCI Bylaws..................  This term has the meaning stated on page 149 of the Joint Proxy Statement/Prospectus.

 LCI Certificate of            This term has the meaning stated on page 149 of
  Incorporation..............  the Joint Proxy Statement/Prospectus.
 LCI Common Stock............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 LCI Credit Facilities.......  This term has the meaning stated on page 27 of the Proxy Statement/Prospectus.
 LCI Employees...............  This term has the meaning stated on page 61 of the Joint Proxy Statement/Prospectus.
 LCI Evaluation Period.......  This term has the meaning stated on page 13 of the Joint Proxy Statement/Prospectus.
 LCI Headquarters Lease......  This term has the meaning stated on page 27 of the Proxy Statement/Prospectus.
 LCI Incremental Upside......  This term has the meaning stated on page 44 of the Joint Proxy Statement/Prospectus.
 LCI Junior Participating
  Preferred Stock............  This term has the meaning stated on page 151 of the Joint Proxy Statement/Prospectus.
 LCI Lines of Credit.........  This term has the meaning stated on page 27 of the Proxy Statement/Prospectus.
 LCI Network.................  This term has the meaning stated on page 85 of the Joint Proxy Statement/Prospectus.
 LCI Notes...................  This term has the meaning stated on page 92 of the Joint Proxy Statement/Prospectus.
 LCI Preferred Stock.........  This term has the meaning stated on page 149 of the Joint Proxy Statement/Prospectus.
 LCI Record Date.............  This term has the meaning stated on page 6 of the Joint Proxy Statement/Prospectus.
 LCI Rights Agreement........  Rights Agreement dated as of January 22, 1997 between LCI and Fifth Third Bank, as Rights
                               Agent, as amended.
 LCI Securitization Program..  This term has the meaning stated on page 27 of the Proxy Statement/Prospectus.
 LCI Special Meeting.........  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 LCI Stockholders............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 LCI Upside Case.............  This term has the meaning stated on page 44 of the Joint Proxy Statement/Prospectus.
 LEC (Local Exchange           A company historically providing local telephone
  Carrier)...................  services and access to end users through its local access network.
 Lehman Brothers.............  Lehman Brothers Inc.
 Lehman Opinion..............  This term has the meaning stated on page 6 of the Joint Proxy Statement/Prospectus.

 Lit fiber...................  Fiber activated or equipped with the requisite electronic and optronic equipment necessary to
                               use the fiber for transmission.
 LTM.........................  This term has the meaning stated on page 49 of the Joint Proxy Statement/Prospectus.
 Local Competition Order.....  This term has the meaning noted on page 80 of the Joint Proxy Statement/Prospectus
 Lucent......................  Lucent Technologies Inc.
 MCI.........................  MCI Communications Corporation.
 Measuring Period............  This term has the meaning stated on page 135 of the Joint Proxy Statement/Prospectus.
 Merger......................  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Merger Agreement............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Merger Consideration........  This term has the meaning stated on page 9 of the Joint Proxy Statement/Prospectus.
 Microwave System............  This term has the meaning stated on page 102 of the Joint Proxy Statement/Prospectus.
 MOU.........................  Switched minutes of use.
 Multiplexing................  An electronic or optical process that combines a large number of lower speed transmission lines
                               into one high speed line by splitting the total
                               available bandwidth into narrower bands
                               (frequency division), or by allotting a common
                               channel to several different transmitting
                               devices, one at a time in sequence (time
                               division).
 Named Executives............  This term has the meaning stated on page 132 of the Joint Proxy Statement/Prospectus.
 Nasdaq National Market......  National Association of Securities Dealers
                               Automated Quotation System National Market.
 Network Construction          This term has the meaning stated on page 4 of
  Services...................  the Joint Proxy Statement/Prospectus.
 New Senior Discount Notes...  This term has the meaning stated on page 99 of the Joint Proxy Statement/Prospectus.
 New Senior Discount
  Registration Default.......  This term has the meaning stated on page 99 of the Joint Proxy Statement/Prospectus.
 1993 Capacity Sale..........  This term has the meaning stated on page 19 of the Joint Proxy Statement/Prospectus.
 Nortel......................  This term has the meaning stated on page 4 of the Joint Proxy Statement/Prospectus.
 NYNEX.......................  NYNEX Corporation
 NYSE........................  The New York Stock Exchange.
 OC-3, OC-48 and OC-192......  OC is a measure of SONET transmission optical carrier level, which is equal to the
                               corresponding number of DS-3s (e.g., OC-3 is
                               equal to 3 DS-3s and OC-48 is equal to 48 DS-
                               3s).
 OSP.........................  This term has the meaning stated on page 82 of the Joint Proxy Statement/Prospectus
 OSS.........................  This term has the meaning stated on page 81 of the Joint Proxy Statement/Prospectus
 Pactel......................  Pacific Telesis Group

 Precedent Telco               This term has the meaning stated on page 50 of
  Transactions...............  the Joint Proxy Statement/Prospectus.
 P/E.........................  This term has the meaning stated on page 49 of the Joint Proxy Statement/Prospectus.
 Phoenix.....................  Phoenix Network, Inc.
 Pro Forma Company...........  This term has the meaning stated on page 43 of the Joint Proxy Statement/Prospectus.
 Projected Synergies.........  This term has the meaning stated on page 42 of the Joint Proxy Statement/Prospectus.
 PUC.........................  State public utilities commission.
 QC..........................  Qwest Corporation, a wholly owned subsidiary of
                               Qwest.
 QCC.........................  Qwest Communications Corporation, a wholly owned subsidiary of Qwest.
 Qwest.......................  Qwest Communications International Inc.
 Qwest Board.................  The board of directors of Qwest.
 Qwest Bylaws................  The bylaws of Qwest.
 Qwest Certificate Amendment.  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Qwest Certificate of          The amended and restated certificate of
  Incorporation..............  incorporation of Qwest.
 Qwest Common Stock..........  Common Stock, par value $.01 per share, of
                               Qwest.
 Qwest Initial Public          The initial public offering of Qwest in June
  Offering...................  1997.
 Qwest Network...............  This term has the meaning stated on page 4 of the Joint Proxy Statement/Prospectus.
 Qwest Preferred Stock.......  Preferred Stock, par value $.01 per share, of
                               Qwest.
 Qwest Record Date...........  This term has the meaning stated on page 7 of the Joint Proxy Statement/Prospectus.
 Qwest Share Issuance........  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Qwest Special Meeting.......  This term has the meaning stated on the cover page of this Joint Proxy Statement/Prospectus.
 Qwest Stockholders..........  This term has the meaning stated on cover page of the Joint Proxy Statement/Prospectus.
 Qwest Stock Split...........  This term has the meaning stated on page 15 of the Joint Proxy Statement/Prospectus.
 Qwest Subsidiary............  Qwest 1998-L Acquisition Corp., a wholly-owned subsidiary of Qwest.
 Qwest Synergy Estimates.....  This term has the meaning stated on page 51 of the Joint Proxy Statement/Prospectus.

 RBOCs (Regional Bell
  Operating Companies).......  The seven local telephone companies (formerly part of AT&T) established as a result of the
                               AT&T Divestiture Decree.
 Reference Price.............  This term has the meaning stated on page 40 of the Joint Proxy Statement/Prospectus.
 Regeneration/amplifier......  Devices which automatically re-transmit or boost signals on an out- bound circuit.
 Registration Statement......  This term has the meaning stated on page i of the Joint Proxy Statement/Prospectus.
 Required LCI Vote...........  This term has the meaning stated on page 6 of the Joint Proxy Statement/Prospectus.
 Required Qwest Vote.........  This term has the meaning stated on page 8 of the Joint Proxy Statement/Prospectus.
 Restricted Subsidiaries.....  This term has the meaning stated on page 125 of the Joint Proxy Statement/Prospectus.
 Reseller....................  A carrier that does not own transmission facilities, but obtains communications services
                               from another carrier for resale to the public.
 Rights......................  This term has the meaning stated on cover page of the Joint Proxy Statement/Prospectus.
 Rule 144....................  This term has the meaning stated on page 32 of the Joint Proxy Statement/Prospectus.
 Salomon Smith Barney........  Salomon Brothers Inc.
 Salomon Smith Barney          This term has the meaning stated on page 7 of
  Opinion....................  the Joint Proxy Statement/Prospectus.
 SARs........................  Stock appreciation rights.
 SBC.........................  SBC Communications Inc.
 SBC Communications Case.....  This term has the meaning stated on page 110 of the Joint Proxy Statement/Prospectus.
 Second/Third Tier Long
  Distance Comparable          This term has the meaning stated on page 49 of
  Companies..................  the Joint Proxy Statement/Prospectus.
 Section 16(b)...............  This term has the meaning stated on page 138 of the Joint Proxy Statement/Prospectus.
 Section 162(m)..............  This term has the meaning stated on page 136 of the Joint Proxy Statement/Prospectus.
 Section 203.................  Section 203 of the DGCL.
 Securities Act..............  Securities Act of 1933, as amended.
 Senior Notes................  This term has the meaning stated on page 99 of the Joint Proxy Statement/Prospectus.
 Senior Discount Notes.......  This term has the meaning stated on page 99 of the Joint Proxy Statement/Prospectus.

 SFAS 131....................  This term has the meaning stated on page 124 of the Joint Proxy Statement/Prospectus.
 SG&A........................  Selling, general and administrative expenses.
 SONET (Synchronous Optical
  Network Technology)........  An electronics and network architecture for variable-bandwidth products which enables
                               transmission of voice, data and video
                               (multimedia) at very high speeds.
 SONET ring..................  A network architecture which provides for instantaneous restoration of service in the
                               event of a fiber cut by automatically rerouting
                               traffic the other direction around the ring.
                               This occurs so rapidly (in 50 milliseconds) it
                               is virtually undetectable to the user.
 Special Meetings............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 SPC.........................  SPC I, Inc.
 SPRC........................  Southern Pacific Rail Corporation.
 Split Dollar Plans..........  This term has the meaning stated on page 96 of the Joint Proxy Statement/Prospectus.
 Sprint......................  Sprint Communications, Inc.
 Superior Proposal...........  This term has the meaning stated on page 14 of the Joint Proxy Statement/Prospectus.
 SuperNet....................  SuperNet, Inc.
 Surviving Corporation.......  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 Switch......................  A device that selects the paths or circuits to be used for transmission of information and
                               establishes a connection. Switching is the
                               process of interconnecting circuits to form a
                               transmission path between users and it also
                               captures information for billing purposes.
 TAR.........................  Total Accounting Rate.
 Telecommunications Act......  The Telecommunications Act of 1996.
 Teleport....................  This term has the meaning stated on page 43 of the Joint Proxy Statement/Prospectus.
 Termination Date............  This term has the meaning stated on page 12 of the Joint Proxy Statement/Prospectus.
 Termination Fee.............  This term has the meaning stated on page 13 of the Joint Proxy Statement/Prospectus.
 Termination Notice..........  This term has the meaning stated on page 63 of the Joint Proxy Statement/Prospectus.
 Termination Payments........  This term has the meaning stated on page 96 of the Joint Proxy Statement/Prospectus.
 Tier 1......................  This term has the meaning stated on page 75 of the Joint Proxy Statement/Prospectus.
 Tier 2......................  This term has the meaning stated on page 76 of the Joint Proxy Statement/Prospectus.
 Tier 3......................  This term has the meaning stated on page 76 of the Joint Proxy Statement/Prospectus.
 Tier I Executives...........  This term has the meaning stated on page 68 of the Joint Proxy Statement/Prospectus.
 Tier II Executives..........  This term has the meaning stated on page 68 of the Joint Proxy Statement/Prospectus.

 Tier I Long Distance Index..  This term has the meaning stated on page 49 of the Joint Proxy Statement/Prospectus.
 Tier II Long Distance Index.  This term has the meaning stated on page 49 of the Joint Proxy Statement/Prospectus.
 Transaction Premium.........  This term has the meaning stated on page 43 of the Joint Proxy Statement/Prospectus.
 Trunk.......................  A communications channel between two switches.
                               "Trunking" calls reduces the likelihood of
                               traffic blockage due to network congestion. A
                               trunked system combines multiple channels with
                               unrestricted access in such a manner that user
                               demands for channels are automatically "queued"
                               and then allocated to the first available
                               channel.
 UCAID.......................  The University Corporation for Advanced Internet
                               Development.
 UP..........................  Union Pacific Corporation.
 USLD........................  USLD Communications Corp.
 US West.....................  US WEST Communications, Inc.
 Voting Agreement............  This term has the meaning stated on the cover page of the Joint Proxy Statement/Prospectus.
 VPN.........................  This term has the meaning stated on page 106 of the Joint Proxy Statement/Prospectus.
 WACC........................  This term has the meaning stated on page 50 of the Joint Proxy Statement/Prospectus.
 Warburg.....................  E.M. Warburg, Pincus & Co., LLC.
 WorldCom....................  WorldCom, Inc., together with its subsidiaries, including WilTel (formerly, LDDS Communications,
                               Inc.).
 WP..........................  Warburg, Pincus & Co.
 WTO.........................  The World Trade Organization.
 WTO Agreement...............  This term has the meaning stated on page 114 of the Joint Proxy Statement/Prospectus.

                                                                       EXHIBIT A


                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF MARCH 8, 1998

                                     AMONG

                    QWEST COMMUNICATIONS INTERNATIONAL INC.,

                         QWEST 1998-L ACQUISITION CORP.

                                      AND

                            LCI INTERNATIONAL, INC.

                               AS AMENDED BY

                            FIRST AMENDMENT TO

                       AGREEMENT AND PLAN OF MERGER

                              COMPOSITE COPY

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   The Merger

                                                                            PAGE
                                                                            ----
 1.1   The Merger.........................................................   A-7
 1.2   Closing............................................................   A-7
 1.3   Effective Time.....................................................   A-8
 1.4   Effects of the Merger..............................................   A-8
 1.5   Certificate of Incorporation.......................................   A-8
 1.6   By-Laws............................................................   A-8
 1.7   Officers and Directors of Surviving Corporation....................   A-8
 1.8   Effect on Capital Stock............................................   A-8
 1.9   Voting Agreement...................................................   A-9

                                   ARTICLE II

                            Exchange of Certificates

 2.1   Exchange Fund......................................................   A-9
 2.2   Exchange Procedures................................................   A-9
 2.3   Distributions with Respect to Unexchanged Shares...................  A-10
 2.4   No Further Ownership Rights in LCI Common Stock....................  A-10
 2.5   No Fractional Shares of Qwest Common Stock.........................  A-10
 2.6   Termination of Exchange Fund.......................................  A-10
 2.7   No Liability.......................................................  A-11
 2.8   Investment of the Exchange Fund....................................  A-11
 2.9   Lost Certificates..................................................  A-11
 2.10  Withholding Rights.................................................  A-11
 2.11  Further Assurances.................................................  A-11
 2.12  Stock Transfer Books...............................................  A-11

                                  ARTICLE III

                         Representations and Warranties

 3.1   Representations and Warranties of LCI..............................  A-11
       (a) Organization, Standing and Power...............................  A-11
       (b) Capital Structure..............................................  A-12
       (c) Authority; No Conflicts........................................  A-12
       (d) Reports and Financial Statements...............................  A-13
       (e) Information Supplied...........................................  A-14
       (f) Board Approval.................................................  A-15
       (g) Vote Required..................................................  A-15
       (h) Rights Agreement...............................................  A-15
       (i) Brokers or Finders.............................................  A-15
       (j) Opinion of LCI Financial Advisor...............................  A-15
       (k) Affiliate Letter...............................................  A-15
 3.2   Representations and Warranties of Qwest............................  A-15
       (a) Organization, Standing and Power...............................  A-15
       (b) Capital Structure..............................................  A-15
       (c) Authority; No Conflicts........................................  A-16
       (d) Reports and Financial Statements...............................  A-17
       (e) Information Supplied...........................................  A-18
       (f) Board Approval.................................................  A-18
       (g) Vote Required..................................................  A-18
       (h) Brokers or Finders.............................................  A-18
       (i) Opinion of Financial Advisor...................................  A-18

                                                                           PAGE
                                                                           ----
 3.3  Representations and Warranties of Qwest and Merger Sub.............  A-18
      (a) Organization and Corporate Power...............................  A-18
      (b) Corporate Authorization........................................  A-19
      (c) Non-Contravention..............................................  A-19
      (d) No Business Activities.........................................  A-19

                                   ARTICLE IV

                   Covenants Relating to Conduct of Business

 4.1  Covenants of LCI...................................................  A-19
      (a) Ordinary Course................................................  A-19
      (b) Dividends; Changes in Share Capital............................  A-19
      (c) Issuance of Securities.........................................  A-20
      (d) Governing Documents............................................  A-20
      (e) No Acquisitions................................................  A-20
      (f) No Dispositions................................................  A-20
      (g) Investments; Indebtedness......................................  A-20
      (h) Tax-Free Qualification.........................................  A-21
      (i) Compensation...................................................  A-21
      (j) Other Actions..................................................  A-21
      (k) Accounting Methods; Income Tax Elections.......................  A-21
      (l) Rights Agreement...............................................  A-21
 4.2  Covenants of Qwest.................................................  A-21
      (a) Ordinary Course................................................  A-21
      (b) Dividends; Changes in Share Capital............................  A-21
      (c) Issuance of Securities.........................................  A-22
      (d) Governing Documents............................................  A-22
      (e) No Acquisitions................................................  A-22
      (f) No Dispositions................................................  A-22
      (g) Investments....................................................  A-22
      (h) Tax-Free Qualification.........................................  A-22
      (i) Other Actions..................................................  A-22
      (j) Accounting Methods; Income Tax Elections.......................  A-22
 4.3  Advice of Changes; Governmental Filings............................  A-23
 4.4  Transition Planning; Continued Operations of LCI...................  A-23
 4.5  Control of Other Party's Business..................................  A-23

                                   ARTICLE V

                             Additional Agreements

 5.1  Preparation of Proxy Statement; LCI Stockholders Meeting...........  A-23
 5.2  Qwest Board of Directors...........................................  A-24
 5.3  Access to Information..............................................  A-24
 5.4  Best Efforts.......................................................  A-25
 5.5  Acquisition Proposals..............................................  A-26
      Assumption of LCI Stock Options; Other Stock Plans; Employee
 5.6  Benefits Matters...................................................  A-27
 5.7  Fees and Expenses..................................................  A-27
 5.8  Directors' and Officers' Indemnification and Insurance.............  A-28
 5.9  Rights Agreement...................................................  A-28
 5.10 Public Announcements...............................................  A-28
 5.11 Accountants' Letters...............................................  A-28
 5.12 Listing of Shares of Qwest Common Stock............................  A-28
 5.13 Voting Trust.......................................................  A-28

                                   ARTICLE VI

                              Conditions Precedent

 6.1  Conditions to Each Party's Obligation to Effect the Merger..........  A-29
      (a) Stockholder Approval............................................  A-29
      (b) No Injunctions or Restraints, Illegality........................  A-29
      (c) FCC and Public Utility Commission Approvals.....................  A-29
      (d) HSR Act.........................................................  A-29
      (e) NASDAQ Listing..................................................  A-29
      (f) Effectiveness of the Form S-4...................................  A-29
 6.2  Additional Conditions to Obligations of Qwest and Merger Sub........  A-29
      (a) Representations and Warranties..................................  A-29
      (b) Performance of Obligations of LCI...............................  A-29
      (c) Tax Opinion.....................................................  A-29
 6.3  Additional Conditions to Obligations of LCI.........................  A-30
      (a) Representations and Warranties..................................  A-30
      (b) Performance of Obligations of Qwest.............................  A-30
      (c) Tax Opinion.....................................................  A-30

                                  ARTICLE VII

                           Termination and Amendment

 7.1  Termination.........................................................  A-30
 7.2  Effect of Termination...............................................  A-31
 7.3  Amendment...........................................................  A-32
 7.4  Extension; Waiver...................................................  A-32

                                  ARTICLE VIII

                               General Provisions

 8.1  Non-Survival of Representations, Warranties and Agreements..........  A-32
 8.2  Notices.............................................................  A-32
 8.3  Interpretation......................................................  A-33
 8.4  Counterparts........................................................  A-34
 8.5  Entire Agreement; No Third Party Beneficiaries......................  A-34
 8.6  Governing Law.......................................................  A-34
 8.7  Severability........................................................  A-34
 8.8  Assignment..........................................................  A-34
 8.9  Submission to Jurisdiction; Waivers.................................  A-34
 8.10 Enforcement.........................................................  A-35
 8.11 Definitions.........................................................  A-35
 8.12 Other Agreements....................................................  A-36

Exhibit 5.6..................... Assumption of LCI Stock Options and LCI Warrant
Schedule 4.1(i)................. Summary of Employee Continuity Arrangements

                             GLOSSARY DEFINED TERMS

             LOCATION OF
DEFINITION   DEFINITION
----------  -------------

Acquisition Proposal.................................................Section 5.5
Adjustment Election...............................................Section 7.1(i)
Adjustment Election Period........................................Section 7.1(i)
Affiliate Agreement.............................................. Section 3.1(k)
Agreement.............................................................. Preamble
Average Price.................................................... Section 1.8(a)
Benefit Plans................................................... Section 8.11(a)
Blue Sky Laws............................................... Section 3.1(c)(iii)
Board Approval................................................... Section 3.1(f)
Board of Directors.............................................. Section 8.11(b)
Business Day.................................................... Section 8.11(c)
Certificate...................................................... Section 1.8(b)
Closing............................................................. Section 1.2
Closing Date........................................................ Section 1.2
Code................................................................... Recitals
Communications Act.......................................... Section 3.1(c)(iii)
Confidentiality Agreement........................................... Section 5.3
Delaware Certificate of Merger...................................... Section 1.3
Determination Date............................................... Section 1.8(a)
DGCL................................................................ Section 1.1
DOJ.............................................................. Section 5.4(b)
Effective Time...................................................... Section 1.3
ERISA........................................................... Section 8.11(a)
Exchange Act................................................ Section 3.1(c)(iii)
Exchange Agent...................................................... Section 2.1
Exchange Fund....................................................... Section 2.1
Exchange Ratio................................................... Section 1.8(a)
Expenses............................................................ Section 5.7
FCC......................................................... Section 3.1(c)(iii)
Form S-4......................................................... Section 5.1(a)
GAAP.......................................................... Section 3.1(d)(i)
Governmental Entity......................................... Section 3.1(c)(iii)
HSR Act..................................................... Section 3.1(c)(iii)
LCI.................................................................... Preamble
LCI Affiliate Letter............................................. Section 3.1(k)
LCI Benefit Plans............................................... Section 5.6.(b)
LCI Common Stock....................................................... Recitals
LCI Disclosure Schedule............................................. Section 3.1
LCI Draft Disclosures........................................ Section 3.1(d)(ii)
LCI Employees.................................................... Section 5.6(b)
LCI Evaluation Period............................................ Section 7.1(i)
LCI Financial Advisor............................................ Section 3.1(i)
LCI SEC Reports............................................... Section 3.1(d)(i)
LCI Stockholders Meeting......................................... Section 5.1(b)
LCI Stock Option Plans........................................ Section 3.1(b)(i)
LCI Stock Options............................................. Section 3.1(b)(i)
LCI Transaction Information.................................. Section 3.1(d)(ii)
LCI Voting Debt.............................................. Section 3.1(b)(ii)

             LOCATION OF
DEFINITION   DEFINITION
----------  -------------

LCI Warrant................................................... Section 3.1(b)(i)
Material Adverse Effect......................................... Section 8.11(d)
Merger................................................................. Recitals
Merger Consideration............................................. Section 1.8(a)
Merger Sub............................................................. Preamble
NASDAQ........................................................... Section 1.8(a)
Person.......................................................... Section 8.11(f)
Principal Stockholder.................................................. Recitals
PUCs........................................................ Section 3.1(c)(iii)
Qwest.................................................................. Preamble
Qwest Charter Amendment....................................... Section 3.2(c)(i)
Qwest Common Stock..................................................... Recitals
Qwest Disclosure Schedule........................................... Section 3.2
Qwest Draft Disclosures...................................... Section 3.2(d)(ii)
Qwest Financial Advisor.......................................... Section 3.2(h)
Qwest SEC Reports............................................ Section 3.2 (d)(i)
Qwest Stockholders Meeting....................................... Section 5.1(c)
Qwest Transaction Information................................ Section 3.2(d)(ii)
Qwest Voting Debt............................................ Section 3.2(b)(ii)
Qwest Warrants................................................ Section 3.2(b)(i)
Regulatory Law................................................... Section 5.4(b)
Required Consents........................................... Section 3.1(c)(iii)
Required LCI Vote................................................ Section 3.l(g)
Required Qwest Vote.............................................. Section 3.2(g)
Rights........................................................ Section 3.1(b)(i)
Rights Agreement.............................................. Section 3.1(b)(i)
Rule 145......................................................... Section 3.1(k)
SAS 72............................................................. Section 5.11
SEC........................................................... Section 3.1(d)(i)
Securities Act.............................................. Section 3.1(c)(iii)
Share Issuance................................................ Section 3.2(c)(i)
Subsidiary...................................................... Section 8.11(g)
Superior Proposal............................................... Section 8.11(h)
Surviving Corporation............................................... Section 1.1
Termination Date................................................. Section 7.1(b)
Termination Fee.................................................. Section 7.2(b)
Termination Notice............................................... Section 7.1(i)
the other party................................................. Section 8.11(e)
Violation.................................................... Section 3.1(c)(ii)
Voting Agreement.................................................... Section 1.9

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of March 8, 1998 (this "AGREEMENT"), among QWEST COMMUNICATIONS INTERNATIONAL INC., a Delaware corporation ("QWEST"), QWEST 1998-L ACQUISITION CORP., a Delaware corporation and a direct wholly-owned subsidiary of Qwest ("MERGER SUB"), and LCI INTERNATIONAL, INC., a Delaware corporation ("LCI").

                             W I T N E S S E T H:

  Whereas, the respective Boards of Directors of Qwest, Merger Sub and LCI have each determined that the merger of Merger Sub with and into LCI (the "MERGER") is in the best interests of their respective stockholders, and such Boards of Directors have approved such Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding share of common stock, par value $.01 per share, of LCI ("LCI COMMON STOCK") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3), other than shares owned or held directly or indirectly by Qwest or directly by LCI will be converted into the right to receive shares of common stock, par value $.01 per share, of Qwest ("QWEST COMMON STOCK") as set forth in Section 1.8;

  Whereas, Qwest, Merger Sub and LCI desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby;

  Whereas, Qwest, Merger Sub and LCI intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and the regulations promulgated thereunder; and

  Whereas, concurrently herewith the record and beneficial owners of not less than 80% of the outstanding shares of Qwest Common Stock (collectively, the "PRINCIPAL STOCKHOLDER") has agreed to vote such shares in favor of the transactions contemplated hereby pursuant to the Voting Agreement (as defined in Section 1.9).

  Now, Therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                  The Merger

  1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub shall be merged with and into LCI at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and LCI shall continue as the surviving corporation (the "SURVIVING CORPORATION") under the name "LCI International, Inc."

  1.2 Closing. The closing of the Merger (the "CLOSING") will take place on the second Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in Article VI (the "CLOSING DATE"), provided, however, that, if the Average Price is less than $26.9531, then the Closing shall not occur prior to (i) if LCI shall not deliver a Termination Notice (as defined in Section 7.1(i)) to Qwest in accordance with Section 7.1(i), the second Business Day following the expiration of the LCI Evaluation Period (as defined in Section 7.1(i)) or (ii) if LCI shall deliver a Termination Notice to Qwest in accordance with Section 7.1(i), the second Business Day following the earlier of (A) Qwest's delivery of an Adjustment Election (as defined in Section 7.1(i)) and (B) the expiration of the Adjustment Election Period (as defined in Section 7.1(i)), in each case, unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of O'Melveny & Myers LLP, 153 East 53rd Street, New York, New York, 10022, unless another place is agreed to in writing by the parties hereto.

  1.3 Effective Time. As soon as practicable following the Closing, the parties shall (i) file a certificate of merger (the "DELAWARE CERTIFICATE OF MERGER") in such form as is required by and executed in accordance with the relevant provisions of the DGCL and (ii) make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Delaware Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as Qwest and LCI shall agree and be specified in the Delaware Certificate of Merger (the date and time the Merger becomes effective being the "EFFECTIVE TIME").

  1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of LCI and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of LCI and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  1.5 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in accordance with the DGCL such that the certificate of incorporation of the Surviving Corporation shall consist of the provisions of the certificate of incorporation of Merger Sub, except that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: "The name of this Corporation is "LCI International, Inc.' ".

  1.6 By-Laws. The by-laws of Merger Sub as in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  1.7 Officers and Directors of Surviving Corporation. The officers of LCI as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Sub as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

  1.8 Effect on Capital Stock.

  (a) At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, each share of LCI Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of LCI Common Stock owned by Qwest or Merger Sub or held by LCI, all of which shall be canceled as provided in Section 1.8(c)) shall be converted into the right to receive that number of shares of Qwest Common Stock equal to the Exchange Ratio (as defined below) (the "MERGER CONSIDERATION"). "EXCHANGE RATIO" means the quotient (rounded to the nearest 1/10,000) determined by dividing $42 by the average (rounded to the nearest 1/10,000) (the "AVERAGE PRICE") of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Qwest Common Stock on the Nasdaq National Market ("NASDAQ"), as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing), for each of the 15 consecutive trading days ending on the trading day immediately preceding the date on which all the conditions to Closing (other than conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in Article VI shall have been satisfied or waived (the "DETERMINATION DATE"); provided, that the Exchange Ratio shall not be less than 1.0625 or, unless Qwest shall have exercised its rights under
Section 7.1(i), greater than 1.5583.

  (b) As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of LCI Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of LCI Common Stock (a "CERTIFICATE") (other than Merger Sub, Qwest and LCI) shall thereafter cease to have any rights with respect to such shares of LCI Common Stock, except the right to receive the applicable Merger Consideration in accordance with Article II upon the surrender of such certificate.

  (c) Each share of LCI Common Stock issued and owned or held by Qwest, Merger Sub or LCI at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no stock of Qwest or other consideration shall be delivered in exchange therefor.

  (d) Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall remain issued, outstanding and unchanged as validly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of the Surviving Corporation as of the Effective Time.

  1.9 Voting Agreement. Concurrently with the execution and delivery of this Agreement, LCI, and the Principal Stockholder are executing and delivering an agreement substantially in the form of Exhibit 1.9 hereto, pursuant to which, among other things, the Principal Stockholder is agreeing to vote all of the shares of Qwest Common Stock owned, beneficially or of record, by it to approve the Share Issuance and the Qwest Charter Amendment (as defined in Section 3.2(c)(i)).

                                  ARTICLE II

                           Exchange of Certificates

  2.1 Exchange Fund. Prior to the Effective Time, Qwest shall appoint Chase Mellon Shareholder Services or another commercial bank or trust company having net capital of not less than $100,000,000, or a subsidiary thereof, to act as exchange agent hereunder for the purpose of exchanging Certificates for the Merger Consideration (the "EXCHANGE AGENT"). At or prior to the Effective Time, Qwest shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of LCI Common Stock, certificates representing the Qwest Common Stock issuable pursuant to Section 1.8 in exchange for outstanding shares of LCI Common Stock. Qwest agrees to make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.5 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates of Qwest Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "EXCHANGE FUND".

  2.2 Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Qwest may reasonably specify and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Qwest Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.8 (after taking into account all shares of LCI Common Stock then held by such holder) and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II, including cash in lieu of any fractional shares of Qwest Common Stock pursuant to Section 2.5. No interest will be paid or will accrue on any cash payable pursuant to
Section 2.3 or Section 2.5. In the event of a transfer of ownership of LCI Common Stock which is not registered in the transfer records of LCI, one or more shares of Qwest Common Stock evidencing, in the aggregate, the proper number of shares of Qwest Common Stock, a check in the proper amount of cash in lieu of any fractional shares of Qwest Common Stock pursuant to Section 2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such LCI Common Stock to such a transferee if the Certificate representing such shares of

LCI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

  2.3 Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Qwest Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Qwest Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Qwest Common Stock shall be paid to any such holder pursuant to Section 2.5 until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Qwest Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Qwest Common Stock to which such holder is entitled pursuant to
Section 2.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Qwest Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Qwest Common Stock.

  2.4 No Further Ownership Rights in LCI Common Stock. All shares of Qwest Common Stock issued and cash paid upon conversion of shares of LCI Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3 or 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of LCI Common Stock.

  2.5 No Fractional Shares of Qwest Common Stock.

  (a) No certificates or scrip or shares of Qwest Common Stock representing fractional shares of Qwest Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Qwest or a holder of shares of Qwest Common Stock.

  (b) Notwithstanding any other provision of this Agreement, each holder of shares of LCI Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Qwest Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Qwest Common Stock multiplied by (ii) the last sales price per share of Qwest Common Stock reported on NASDAQ in The Wall Street Journal, Eastern edition, with respect to the Closing Date. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Qwest, and Qwest shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

  2.6 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for twelve months after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Qwest for the Merger Consideration with respect to the shares of LCI Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.8 and Section 2.2, any cash in lieu of fractional shares of Qwest Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to shares of Qwest Common Stock to which such holders are entitled pursuant to Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of LCI Common Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 3.1(c)(iii))) shall, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

  2.7 No Liability. None of Qwest, Merger Sub, LCI, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  2.8 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Corporation on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation.

  2.9 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of LCI Common Stock formerly represented thereby, any cash in lieu of fractional shares of Qwest Common Stock, and unpaid dividends and distributions on shares of Qwest Common Stock deliverable in respect thereof, pursuant to this Agreement.

  2.10 Withholding Rights. Each of the Surviving Corporation and Qwest shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of LCI Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Qwest, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of LCI Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Qwest, as the case may be.

  2.11 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of LCI or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of LCI or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

  2.12 Stock Transfer Books. At the close of business, New York City time, on the day the Effective Time occurs, the stock transfer books of LCI shall be closed and there shall be no further registration of transfers of shares of LCI Common Stock thereafter on the records of LCI. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of LCI Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Qwest for any reason shall be converted into the Merger Consideration with respect to the shares of LCI Common Stock formerly represented thereby, any cash in lieu of fractional shares of Qwest Common Stock to which the holders thereof are entitled pursuant to Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

                                  ARTICLE III

                        Representations and Warranties

  3.1 Representations and Warranties of LCI. Except as set forth in the LCI Disclosure Schedule delivered by LCI to Qwest prior to the execution of this Agreement (the "LCI DISCLOSURE SCHEDULE") (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), LCI represents and warrants to Qwest as follows:

  (a) Organization, Standing and Power. Each of LCI and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, have a Material Adverse Effect (as defined in Section 8.11(d)) on LCI. The copies of the certificate of incorporation and by-laws of LCI which were previously furnished to Qwest are true, complete and correct copies of such documents as in effect on the date of this Agreement.

  (b) Capital Structure.

    (i) As of February 28, 1998, the authorized capital stock of LCI consisted of (A) 300,000,000 shares of LCI Common Stock, of which 96,814,777 shares were outstanding and (B) 15,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares were outstanding and 500,000 shares of which have been designated Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights (the "RIGHTS") distributed to the holders of LCI Common Stock pursuant to Rights Agreement dated as of January 22, 1997, between LCI and Fifth Third Bank, as Rights Agent, as amended (the "RIGHTS AGREEMENT"). Since February 28, 1998 to the date of this Agreement, there have been no issuances of shares of the capital stock of LCI or any other securities of LCI other than issuances of shares (and accompanying Rights) pursuant to options or rights outstanding as of February 28, 1998 under the Benefit Plans (as defined in Section 8.11(a)) of LCI. All issued and outstanding shares of the capital stock of LCI are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There were outstanding as of February 28, 1998 no options, warrants or other rights to acquire capital stock from LCI other than (x) the Rights, (y) options representing in the aggregate the right to purchase 14,302,838 shares of LCI Common Stock (collectively, the "LCI STOCK OPTIONS") under the LCI International, Inc. 1992 Stock Option Plan, LiTel Communications, Inc. 1993 Stock Option Plan, LCI International, Inc. 1994/1995 Stock Option Plan, LCI International, Inc. 1995/1996 Stock Option Plan, 1997/1998 LCI International, Inc. Stock Option Plan, LCI International, Inc. and Subsidiaries Nonqualified Stock Option Plan for Directors, USLD Communications Corp. 1990 Employee Stock Option Plan, and USLD Communications Corp. 1993 Non-Employee Director Plan, (collectively, the "LCI STOCK OPTION PLANS"), and (z) a warrant representing the right to purchase 75,760 shares of LCI Common Stock (the "LCI WARRANT"). As of February 28, 1998, LCI had further reserved 623,081 shares of LCI Common Stock for purchase pursuant to the LCI International, Inc. Amended and Restated Employee Stock Purchase Plan and 474,393 shares of LCI Common Stock for purchase pursuant to the LCI International 401(k) Savings Plan. Other than the associated Rights issued with the shares issued as described above and options or warrants or other rights to acquire no more than 100,000 shares of LCI Common Stock in the aggregate, no options or warrants or other rights to acquire capital stock from LCI have been issued or granted since February 28, 1998 to the date of this Agreement.

    (ii) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of LCI having the right to vote on any matters on which stockholders may vote ("LCI VOTING DEBT") are issued or outstanding.

    (iii) Except as otherwise set forth in this Section 3.1(b) and as contemplated by Section 5.6, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which LCI or any of its Subsidiaries is a party or by which any of them is bound obligating LCI or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of LCI or any of its Subsidiaries or obligating LCI or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding obligations of LCI or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of LCI or any of its Subsidiaries.

  (c) Authority; No Conflicts.

    (i) LCI has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required LCI Vote (as defined in Section 3.1(g)). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of LCI, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required LCI Vote. This Agreement has been duly executed and delivered by LCI and constitutes a valid and binding agreement of LCI, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally, by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

    (ii) The execution and delivery of this Agreement by LCI does not or will not, as the case may be, and the consummation of the Merger by LCI and the other transactions contemplated hereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a "VIOLATION") pursuant to: (A) any provision of the certificate of incorporation or by-laws of LCI or any Subsidiary of LCI, or (B) except as would not have a Material Adverse Effect on LCI, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to LCI or any Subsidiary of LCI or their respective properties or assets.

    (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a "GOVERNMENTAL ENTITY"), is required by or with respect to LCI or any Subsidiary of LCI in connection with the execution and delivery of this Agreement by LCI or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), (B) the Communications Act of 1934, as amended (the "COMMUNICATIONS ACT"), and any rules, regulations, practices and policies promulgated by the Federal Communications Commission ("FCC"), (C) state securities or "blue sky" laws (the "BLUE SKY LAWS"), (D) the Securities Act of 1933, as amended (the "SECURITIES ACT"), (E) the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), (F) the DGCL with respect to the filing of the Delaware Certificate of Merger, (G) laws, rules, regulations, practices and orders of any state public service commissions ("PUCS"), foreign telecommunications regulatory agencies or similar state or foreign regulatory bodies, (H) rules and regulations of NASDAQ and the New York Stock Exchange, Inc. (the "NYSE"), (I) antitrust or other competition laws of other jurisdictions, and (J) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not have a Material Adverse Effect on LCI. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (I) are hereinafter referred to as "REQUIRED CONSENTS."

  (d) Reports and Financial Statements.

    (i) LCI has filed all required reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") since January 1, 1997 (collectively, including all exhibits thereto, the "LCI SEC REPORTS"). No Subsidiary of LCI is required to file any form, report or other document with the SEC. None of the LCI SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the LCI SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of LCI and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments that have not been and are not expected to be material in amount. All of such LCI SEC Reports, as of their respective dates (and as of the date of any amendment to the respective LCI SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

    (ii) LCI has made available to Qwest drafts of the consolidated financial statements of LCI and its Subsidiaries at and for the year ended December 31, 1997 of LCI and a proxy statement of LCI with respect to the proposed 1998 annual meeting of stockholders of LCI (each in the respective form thereof as of the date of this Agreement, collectively, the "LCI DRAFT DISCLOSURES"). To the knowledge of LCI, each of the LCI Draft Disclosures is in substantially final form, except that the LCI Draft Disclosures do not disclose any information with respect to this Agreement, the transactions contemplated hereby or the effect that this Agreement or such transactions might have on the business, financial condition or results of operations (actual, pro forma or projected) of LCI and its Subsidiaries (collectively, the "LCI TRANSACTION INFORMATION"). The LCI Draft Disclosures were not prepared for the purpose of providing to Qwest or any other Person any LCI Transaction Information. To the knowledge of LCI, except in each case with respect to LCI Transaction Information, (x) the draft proxy statement included in the LCI Draft Disclosures, as of the date of this Agreement, does not contain any untrue statement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, (y) the draft financial statements (including the related notes) included in the LCI Draft Disclosures present fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of LCI and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein and (z) all of the LCI Draft Disclosures comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

    (iii) From December 31, 1997 until the date of this Agreement, LCI and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of LCI and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or
  (B) liabilities that would not have a Material Adverse Effect on LCI and its Subsidiaries, taken together.

  (e) Information Supplied.

    (i) None of the information supplied or to be supplied by LCI for inclusion or incorporation by reference in (A) the registration statement on Form S-4 (as defined in Section 5.1) to be filed with the SEC by Qwest in connection with the issuance of the Qwest Common Stock in the Merger will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (B) the Joint Proxy Statement/Prospectus (as defined in Section 5.1) included in the Form S-4 related to the LCI Stockholders Meeting and the Qwest Stockholders Meeting (each, as defined in Section 5.1) and the Qwest Common Stock to be issued in the Merger will, on the date it is first mailed to LCI stockholders or Qwest Stockholders or at the time of the LCI Stockholders Meeting or the Qwest Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (ii) Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by LCI with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy
  Statement/Prospectus based on information supplied by Qwest for inclusion or incorporation by reference therein.

  (f) Board Approval. The Board of Directors of LCI, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way (the "BOARD APPROVAL"), has duly (i) determined that this Agreement and the Merger are in the best interests of LCI and its stockholders, (ii) approved this Agreement and the Merger and (iii) recommended that the stockholders of LCI approve this Agreement and the Merger. The LCI Board Approval constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL.

  (g) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of LCI Common Stock to approve the Merger (the "REQUIRED LCI VOTE") is the only vote of the holders of any class or series of LCI capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby (assuming that Qwest is not an "interested stockholder" of LCI under Section 203 of the DGCL immediately before the execution and delivery of this Agreement).

  (h) Rights Agreement. The Board of Directors of LCI has approved an amendment to the Rights Agreement to the effect that Qwest, Merger Sub and their affiliates shall not become an "Acquiring Person" (as defined in the Rights Agreement) by reason of the execution of the Merger Agreement or the consummation of the Merger.

  (i) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, except Lehman Brothers Inc. (the "LCI FINANCIAL ADVISOR"), whose fees and expenses will be paid by LCI in accordance with LCI's agreement with such firm, based upon arrangements made by or on behalf of LCI and previously disclosed to Qwest.

  (j) Opinion of LCI Financial Advisor. LCI has received the opinion of the LCI Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of LCI Common Stock, a copy of which opinion has been made available to Qwest.

  (k) Affiliate Letter. On or prior to the date of the LCI Stockholder Meeting, LCI will deliver to Qwest a letter (the "LCI AFFILIATE LETTER") identifying all persons who are "affiliates" of LCI for purposes of Rule 145 under the Securities Act ("RULE 145"). On or prior to the Closing Date, LCI will use all reasonable efforts to cause each person identified as an "affiliate" in the LCI Affiliate Letter to deliver a written agreement (an "AFFILIATE AGREEMENT") in connection with restrictions on affiliates under Rule 145.

  3.2 Representations and Warranties of Qwest. Qwest represents and warrants to LCI as follows:

  (a) Organization, Standing and Power. Each of Qwest and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify or to be in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on Qwest. The copies of the certificate of incorporation and by-laws of Qwest which were previously furnished to LCI are true, complete and correct copies of such documents as in effect on the date of this Agreement.

  (b) Capital Structure.

      (i) As of February 28, 1998, the authorized capital stock of Qwest consisted of (A) 400,000,000 shares of Qwest Common Stock of which 206,669,874 shares were outstanding and in excess of 80% of such outstanding shares were held of record by the Principal Stockholder as of such date and (B) 25,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares were outstanding. Since February 28, 1998 to the date of this Agreement, there have been no issuances of shares of the capital stock of Qwest or any other securities of Qwest other than issuances of shares pursuant to options or rights outstanding as of February 28, 1998 under the Benefit Plans (as defined in Section 8.11(h)) of Qwest. All issued and outstanding shares of the capital stock of Qwest are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There were outstanding as of February 28, 1998 no options, warrants or other rights to acquire capital stock from Qwest other than (x) options representing in the aggregate the right to purchase 15,374,000 shares of Qwest Common Stock issued to current or former employees and directors of Qwest and its Subsidiaries pursuant to Qwest's Equity Incentive Plan, (y) warrants representing in the aggregate the right to purchase 8,600,000 shares of Qwest Common Stock issued by Qwest to Anschutz Family Investment Company LLC (the "QWEST WARRANTS") and (z) rights to acquire shares of Qwest Common Stock pursuant to the Amended and Restated Agreement and Plan of Merger dated as of December 3, 1997 among Phoenix Network, Inc., Qwest and a subsidiary of Qwest. Other than options or warrants or other rights to acquire no more than 1,800,000 shares of Qwest Common Stock in the aggregate, no options or warrants or other rights to acquire capital stock from Qwest have been issued or granted since February 28, 1998 to the date of this Agreement.

    (ii) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Qwest having the right to vote on any matters on which stockholders may vote ("QWEST VOTING DEBT") are issued or outstanding.

    (iii) Except as otherwise set forth in this Section 3.2(b), as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Qwest or any of its Subsidiaries is a party or by which any of them is bound obligating Qwest or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Qwest or any of its Subsidiaries or obligating Qwest or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding obligations of Qwest or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Qwest or any of its Subsidiaries.

  (c) Authority; No Conflicts.

    (i) Qwest has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the issuance of the shares of Qwest Common Stock to be issued in the Merger (the "SHARE ISSUANCE"), to the adoption of this Agreement and the adoption of an amendment to the certificate of incorporation of Qwest increasing the number of authorized shares of Qwest Common Stock to not less than 600,000,000 shares (the "QWEST CHARTER AMENDMENT") by the Required Qwest Vote (as defined in Section 3.2(g)) and the filing of the Qwest Charter Amendment with the Delaware Secretary of State. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Qwest, subject to the approval by the stockholders of Qwest of the Share Issuance. This Agreement has been duly executed and delivered by Qwest and constitutes a valid and binding agreement of Qwest, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally, by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

    (ii) The execution and delivery of this Agreement by Qwest does not or will not, as the case may be, and the consummation by Qwest of the Merger and the other transactions contemplated hereby will not, conflict with, or result in a Violation pursuant to: (A) any provision of the certificate of incorporation or by-laws of Qwest or any Subsidiary of Qwest, (B) except as would not have a Material Adverse Effect on Qwest, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Qwest or any Subsidiary of Qwest or their respective properties or assets.

    (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Qwest or any Subsidiary of Qwest in connection with the execution and delivery of this Agreement by Qwest or the consummation of the Merger and the other transactions contemplated hereby, except for the Required Consents and such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not have a Material Adverse Effect on Qwest.

  (d) Reports and Financial Statements.

    (i) Qwest has filed all required reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 1997 (collectively, including all exhibits thereto, the "QWEST SEC REPORTS"). No Subsidiary of Qwest is required to file any form, report or other document with the SEC. None of the Qwest SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the Qwest SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Qwest and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments that have not been and are not expected to be material in amount. All of such Qwest SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Qwest SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

    (ii) Qwest has made available to LCI drafts of the consolidated financial statements of Qwest and its Subsidiaries at and for the year ended December 31, 1997 of Qwest and a proxy statement of Qwest with respect to the proposed 1998 annual meeting of stockholders of Qwest (each in the respective form thereof as of the date of this Agreement, collectively, the "QWEST DRAFT DISCLOSURES"). To the knowledge of Qwest, each of the Qwest Draft Disclosures, including the financial statements included therein, is in substantially final form, except that the Qwest Draft Disclosures do not disclose any information with respect to this Agreement, the transactions contemplated hereby or the effect that this Agreement or such transactions might have on the business, financial condition or results of operations (actual, pro forma or projected) of Qwest and its Subsidiaries (collectively, the "QWEST TRANSACTION INFORMATION"). The Qwest Draft Disclosures were not prepared for the purpose of providing to LCI or any other Person any Qwest Transaction Information. To the knowledge of Qwest, except in each case with respect to Qwest Transaction Information, (x) the draft proxy statement included in the Qwest Draft Disclosures, as of the date of this Agreement, does not contain any untrue statement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, (y) the draft financial statements (including the related notes) included in the Qwest Draft Disclosures present fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Qwest and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein and (z) all of the Qwest Draft Disclosures comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

    (iii) From December 31, 1997 until the date of this Agreement, Qwest and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Qwest and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or
  (B) liabilities that would not have a Material Adverse Effect on Qwest and its Subsidiaries, taken together.

  (e) Information Supplied.

    (i) None of the information supplied or to be supplied by Qwest for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to LCI stockholders or Qwest stockholders or at the time of the LCI Stockholders Meeting or the Qwest Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

    (ii) Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Qwest with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy
  Statement/Prospectus based on information supplied by LCI for inclusion or incorporation by reference therein.

  (f) Board Approval. The Board of Directors of Qwest, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are in the best interests of Qwest and its stockholders, (ii) approved this Agreement and the Merger, (iii) approved the Qwest Charter Amendment and
(iv) recommended that the stockholders of Qwest approve the Qwest Charter Amendment and the Share Issuance.

  (g) Vote Required. The affirmative vote of holders of shares of Qwest Common Stock representing a majority of the outstanding Qwest Common Stock (in the case of the Qwest Charter Amendment) and of the total votes cast at a meeting of the holders of outstanding shares of Qwest Common Stock (in the case of the Share Issuance) (collectively, the "REQUIRED QWEST VOTE"), is the only vote of the holders of any class or series of Qwest capital stock necessary to approve the Qwest Charter Amendment and the Share Issuance.

  (h) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Qwest, except Salomon Brothers Inc (the "QWEST FINANCIAL ADVISOR"), whose fees and expenses will be paid by Qwest in accordance with Qwest's agreement with such firm based upon arrangements made by or on behalf of Qwest and previously disclosed to LCI.

  (i) Opinion of Financial Advisor. Qwest has received the opinion of the Qwest Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Qwest, a copy of which opinion has been made available to LCI.

  3.3 Representations and Warranties of Qwest and Merger Sub. Qwest and Merger Sub represent and warrant to LCI as follows:

  (a) Organization and Corporate Power. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Merger Sub is a direct wholly-owned subsidiary of Qwest.

  (b) Corporate Authorization. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally, by general equity principles (regardless or whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

  (c) Non-Contravention. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby do not and will not contravene or conflict with the certificate of incorporation or by-laws of Merger Sub.

  (d) No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

                                  ARTICLE IV

                   Covenants Relating to Conduct of Business

  4.1 Covenants of LCI. During the period from the date of this Agreement and continuing until the Effective Time, LCI agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or as otherwise indicated on the LCI Disclosure Schedule or as required by a Governmental Entity of competent jurisdiction or to the extent that Qwest shall otherwise consent in writing):

  (a) Ordinary Course.

    (i) LCI and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use all reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time; provided, however, that no action by LCI or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 4.1 shall be deemed a breach of this
  Section 4.1(a)(i) unless such action would constitute a breach of one or more of such other provisions.

    (ii) LCI shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures other than capital expenditures incurred or committed to in the ordinary course of business consistent with past practice and which, together with all such expenditures incurred or committed since January 1, 1998, are not in excess of the respective amounts by category or in the aggregate set forth in LCI's 1998 capital expenditure budget, as previously disclosed to Qwest or, if the Closing Date has not occurred prior to December 31, 1998, such additional amounts for any subsequent period as may be consented to by Qwest, such consent not to be unreasonably withheld, or, if Qwest shall not have so consented, an amount not greater than an amount equal to a pro rata portion of LCI's 1998 Capital Expenditure Budget.

  (b) Dividends; Changes in Share Capital. LCI shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except dividends by wholly owned Subsidiaries of LCI, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of LCI which remains a wholly owned Subsidiary after consummation of such transaction, or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except for the purchase from time to time by LCI of LCI Common Stock (and the associated Rights) in the ordinary course of business consistent with past practice in connection with the LCI Benefit Plans.

  (c) Issuance of Securities. LCI shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any LCI Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or LCI Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of LCI Common Stock (and the associated Rights) upon the exercise of LCI Warrants or stock options or in connection with other stock-based benefits plans outstanding on the date hereof in accordance with their present terms, (ii) issuances by a wholly owned Subsidiary of LCI of capital stock to such Subsidiary's parent, (iii) issuances in accordance with the Rights Agreement or (iv) issuances of shares, options, rights or other awards and amendments to equity-related awards in numbers not greater than those set forth in Section 4.1(c) of the LCI Disclosure Schedule.

  (d) Governing Documents. Except to the extent required to comply with their respective obligations hereunder, required by law or required by the rules and regulations of the NYSE, LCI and its material Subsidiaries shall not amend, in the case of Subsidiaries, in any material respect, or propose to so amend their respective certificates of incorporation, by-laws or other governing documents.

  (e) No Acquisitions. LCI shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the operations of the business of LCI and its Subsidiaries in the ordinary course); provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing Subsidiaries of LCI, (y) the creation of new Subsidiaries of LCI organized to conduct or continue activities otherwise permitted by this Agreement or (z) after September 8, 1998, acquisitions by LCI and its Subsidiaries the fair market value of the total consideration (including the value of indebtedness or other liability acquired or assumed) for which does not exceed $400 million in the aggregate.

  (f) No Dispositions. Other than (i) internal reorganizations or consolidations involving existing Subsidiaries of LCI, (ii) dispositions referred to in LCI SEC Reports filed prior to the date of this Agreement,
(iii) as may be required by or in conformance with law or regulation in order to permit or facilitate the consummation of the transactions contemplated hereby or (iv) in the ordinary course of business, LCI shall not, and shall not permit any Subsidiary of LCI to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of LCI) which are material, individually or in the aggregate, to LCI.

  (g) Investments; Indebtedness. LCI shall not, and shall not permit any of its Subsidiaries to, (i) other than in connection with actions permitted by
Section 4.1(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than by LCI or a Subsidiary of LCI to or in LCI or any Subsidiary of LCI, (ii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than loans, advances, capital contributions, investments, payments, discharges or satisfactions incurred or committed to in the ordinary course of business consistent with past practice or (iii) other than in connection with actions permitted by Section 4.1(e), create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement except pursuant to the credit facilities, indentures and other arrangements in existence on the date of this Agreement and in the ordinary course of business, and any other indebtedness existing on the date of this Agreement, in each case as such credit facilities, indentures, other arrangements and other existing indebtedness may be amended, extended, modified, refunded, renewed or refinanced after the date of this Agreement, but only if the aggregate principal amount thereof is not increased thereby, the term thereof is not extended thereby and the other terms and conditions thereof, taken as a whole, are not less advantageous to LCI and its Subsidiaries than those in existence as of the date of this Agreement.

  (h) Tax-Free Qualification. LCI shall not, and shall not permit any of its Subsidiaries to, take any action that would prevent or impede the Merger from qualifying as a reorganization under Section 368 of the Code.

  (i) Compensation. Other than as contemplated by Section 5.6 or by Schedule 4.1(i), LCI shall not, and shall not permit any of its Subsidiaries to, increase the amount of compensation of any senior executive officer except in the ordinary course of business consistent with past practice or as required by an existing agreement, make any increase in or commitment to increase any employee benefits, issue any additional LCI Stock Options, adopt or make any commitment to adopt any additional employee benefit plan or make any contribution, other than regularly scheduled contributions, to any Benefit Plan.

  (j) Other Actions. LCI shall not, and shall not permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, result in, except as otherwise permitted by Section 5.5, any of the conditions to the Merger set forth in Article VI not being satisfied.

  (k) Accounting Methods; Income Tax Elections. Except as disclosed in LCI SEC Reports filed prior to the date of this Agreement, or as required by a Governmental Entity, LCI shall not change its methods of accounting in effect at December 31, 1997, except as required by changes in GAAP as concurred in by LCI's independent auditors. LCI shall not (i) change its fiscal year or (ii) make any material tax election, other than in the ordinary course of business consistent with past practice, without consultation with Qwest.

  (l) Rights Agreement. Except as provided in Section 5.9, LCI shall not amend, modify or waive any provision of the Rights Agreement, and shall not take any action to redeem the Rights or render the Rights inapplicable to any transaction, other than to permit another transaction that the LCI Board has determined is a Superior Proposal (as defined in Section 8.11), to be consummated after termination of this Agreement.

  4.2 Covenants of Qwest. During the period from the date of this Agreement and continuing until the Effective Time, Qwest agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or as otherwise indicated on the Qwest Disclosure Schedule or as required by a Governmental Entity of competent jurisdiction or to the extent that LCI shall otherwise consent in writing):

  (a) Ordinary Course.

    (i) Qwest and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use all reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time; provided, however, that no action by Qwest or its Subsidiaries with respect to matters specifically addressed by any other provisions of this Section 4.2 shall be deemed a breach of this
  Section 4.2(a)(i) unless such action would constitute a breach of one or more of such other provisions.

    (ii) Qwest shall not, and shall not permit any of its Subsidiaries to, enter into any new material line of business that is not part of the communications business, other than incidentally as part of a larger acquisition within an existing line of business.

  (b) Dividends; Changes in Share Capital. Qwest shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except dividends by wholly owned Subsidiaries of Qwest, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Qwest which remains a wholly owned Subsidiary after consummation of such transaction, (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except for the purchase from time to time by Qwest of Qwest Common Stock in the ordinary course of business required by its 401(k) plan on a non-discretionary basis or in connection with rights to purchase shares directly from holders who received such shares in an acquisition by Qwest previously disclosed to LCI and permitted by Section 4.2(e).

  (c) Issuance of Securities. Qwest shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Qwest Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Qwest Voting Debt, or enter into any agreement with respect to any of the foregoing, or amend the Qwest Warrants other than (i) the issuance of Qwest Common Stock upon the exercise of stock options, (ii) issuances by a wholly owned Subsidiary of Qwest of capital stock to such Subsidiary's parent or another wholly owned Subsidiary of Qwest, (iii) issuances of options, awards, and amendments to equity-related awards pursuant to Qwest benefit plans as in effect from time to time, or (iv) issuances in respect of any acquisitions, mergers, share exchanges, consolidations, business combinations or similar transactions by Qwest or its Subsidiaries permitted by Sections 4.2(e) and 4.2(k).

  (d) Governing Documents. Except to the extent required to comply with their respective obligations hereunder, required by law or required by the rules and regulations of NASDAQ, Qwest and its material Subsidiaries shall not amend, in the case of Subsidiaries, in any material respect, or propose to so amend their respective certificates of incorporation, by-laws or other governing documents, except that Merger Sub may amend its certificate of incorporation to increase the number of authorized shares of its common stock.

  (e) No Acquisitions. Other than acquisitions the fair market value of the total consideration (including the value of indebtedness or other liability acquired or assumed) for which does not exceed $1 billion in the aggregate, Qwest shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the ordinary course); provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing Subsidiaries of Qwest or (y) the creation of new Subsidiaries of Qwest organized to conduct or continue activities otherwise permitted by this Agreement.

  (f) No Dispositions. Other than (i) internal reorganizations or consolidations involving existing Subsidiaries of Qwest, (ii) dispositions referred to in Qwest SEC Reports filed prior to the date of this Agreement,
(iii) as may be required by or in conformance with law or regulation in order to permit or facilitate the consummation of the transactions contemplated hereby or (iv) in the ordinary course of business, Qwest shall not, and shall not permit any Subsidiary of Qwest to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of Qwest) which are material, individually or in the aggregate, to Qwest.

  (g) Investments. Other than in the ordinary course of business or as permitted by Section 4.2(e), Qwest shall not, and shall not permit any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any other Person, other than by Qwest or a Subsidiary of Qwest to or in Qwest or any Subsidiary of Qwest.

  (h) Tax-Free Qualification. Qwest shall not, and shall not permit any of its Subsidiaries to, take any action that would prevent or impede the Merger from qualifying as a reorganization under Section 368 of the Code.

  (i) Other Actions. Qwest shall not, and shall not permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the conditions to the Merger set forth in
Article VI not being satisfied.

  (j) Accounting Methods; Income Tax Elections. Except as disclosed in Qwest SEC Reports filed prior to the date of this Agreement, or as required by a Governmental Entity, Qwest shall not change its methods of accounting in effect at December 31, 1997, except as required by changes in GAAP as concurred in by Qwest's independent auditors. Qwest shall not (i) change its fiscal year or (ii) make any material tax election, other than in the ordinary course of business consistent with past practice, without consultation with LCI.

  (k) Qwest agrees that prior to the Closing Date it shall not, without the prior written consent of LCI (such consent not to be unreasonably withheld), agree to enter into any merger, reorganization, share exchange, business combination or similar transaction pursuant to which any stockholder of Qwest shall receive any consideration (whether payable in cash, securities, property or other consideration) in exchange for its shares of Qwest Common Stock unless both (i) such transaction is not to be consummated until after the termination of this Agreement pursuant to Section 7.1 or the Effective Time and (ii) the consideration per share of Qwest Common Stock payable in connection therewith has a value, as reasonably determined by Qwest, of not less than $35 15/16.

  4.3 Advice of Changes; Governmental Filings. Each party shall (a) confer on a regular and frequent basis with the other and (b) report (to the extent permitted by law or regulation or any applicable confidentiality agreement) on operational matters. LCI and Qwest shall file all reports required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and shall (to the extent permitted by law or regulation or any applicable confidentiality agreement) deliver to the other party copies of all such reports, announcements and publications promptly after the same are filed. Subject to applicable laws relating to the exchange of information, each of LCI and Qwest shall have the right to review in advance, and will consult with the other with respect to, all the information relating to the other party and each of their respective Subsidiaries, which appears in any filings, announcements or publications made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party agrees that, to the extent practicable and as timely as practicable, it will consult with, and provide all appropriate and necessary assistance to, the other party with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby.

  4.4 Transition Planning; Continued Operations of LCI. LCI and Qwest shall each appoint four officers to serve from time to time as their respective representatives on a committee that will be responsible for coordinating transition planning and implementation relating to the Merger. The initial representatives of LCI shall be H. Brian Thompson, Joseph Lawrence, Larry Bowman and Marsh Hanno. The initial representatives of Qwest shall be Joseph
P. Nacchio, Robert S. Woodruff, Lewis O. Wilks and Larry A. Seese. It is the current intention of Qwest that LCI will continue to operate LCI's offices and facilities in Fairfax County, Virginia and Dublin, Ohio.

  4.5 Control of Other Party's Business. Nothing contained in this Agreement shall give LCI, directly or indirectly, the right to control or direct Qwest's operations prior to the Effective Time. Nothing contained in this Agreement shall give Qwest, directly or indirectly, the right to control or direct LCI's operations prior to the Effective Time. Prior to the Effective Time, each of LCI and Qwest shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

                                   ARTICLE V

                             Additional Agreements

  5.1 Preparation of Proxy Statement; LCI Stockholders Meeting.

  (a) As promptly as practicable following the date hereof, Qwest shall, in cooperation with LCI, prepare and file with the SEC preliminary proxy materials which shall constitute the Joint Proxy Statement/Prospectus (such proxy statement/prospectus, and any amendments or supplements thereto, the "JOINT PROXY STATEMENT/PROSPECTUS") and a registration statement on Form S-4 with respect to the issuance of Qwest Common Stock in the Merger (the "FORM S-4"). The Joint Proxy Statement/Prospectus will be included in the Form S-4 as Qwest's prospectus. The Form S-4 and the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of Qwest and LCI shall use all reasonable efforts to have the Form S-4 cleared by the SEC as promptly as practicable after filing with the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger. Qwest shall, as promptly as practicable after receipt thereof, provide copies of any written comments received from the SEC with respect to the Joint Proxy Statement/Prospectus to LCI and advise LCI of any oral comments with respect to the Proxy Statement/Prospectus received from the SEC. Qwest agrees that none of the information supplied or to be supplied by Qwest for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the LCI Stockholders Meeting or the Qwest Stockholders Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. LCI agrees that none of the information supplied or to be supplied by LCI for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the LCI Stockholders Meeting or the Qwest Stockholders Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to Qwest and the Qwest Stockholders Meeting will be deemed to have been supplied by Qwest and information concerning or related to LCI and the LCI Stockholders Meeting shall be deemed to have been supplied by LCI. Qwest will provide LCI with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus prior to filing such with the SEC, and will provide LCI with a copy of all such filings made with the SEC. No amendment or supplement to the information supplied by LCI for inclusion in the Joint Proxy Statement/Prospectus shall be made without the approval of LCI, which approval shall not be unreasonably withheld or delayed.

  (b) Subject to Sections 5.5 and 7.1(f), LCI shall, as promptly as practicable following the execution of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "LCI STOCKHOLDERS MEETING") for the purpose of obtaining the Required LCI Vote with respect to the transactions contemplated by this Agreement, shall take all lawful action to solicit the adoption of this Agreement by the Required LCI Vote and the Board of Directors of LCI shall recommend adoption of this Agreement by the stockholders of LCI. Without limiting the generality of the foregoing but subject to its rights pursuant to Sections 5.5 and 7.1(f), LCI agrees that its obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to LCI of any Acquisition Proposal.

  (c) Qwest shall, as promptly as practicable following the execution of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "QWEST STOCKHOLDERS MEETING") for the purpose of obtaining the Required Qwest Vote, shall take all lawful action to solicit the approval of the Share Issuance by the Required Qwest Vote and the Board of Directors of Qwest shall recommend approval of the transactions contemplated by this Agreement by the stockholders of Qwest.

  5.2 Qwest Board of Directors. At or prior to the Effective Time, the Board of Directors of Qwest will take all action necessary to elect the Chief Executive Officer and one other director of LCI on the date of this Agreement selected by LCI as members of the Board of Directors of Qwest to serve until the end of the term beginning at the annual meeting of Qwest's stockholders in 1999. In the event that such Chief Executive Officer is so elected and agrees to serve as a director of Qwest, the Board of Directors of Qwest shall appoint him as Vice Chairman of Qwest.

  5.3 Access to Information. Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under applicable law), and (b) consistent with its legal obligations, all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that (i) a Governmental Entity requires such party or any of its Subsidiaries to restrict access to any properties or information reasonably related to any such contract on the basis of applicable laws and regulations with respect to national security matters or (ii) any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict access to any properties or information. The parties will hold any such information which is non-public in confidence to the extent required by, and in accordance with, the provisions of the letter dated February 25, 1998 between LCI and Qwest (the "CONFIDENTIALITY AGREEMENT"). Any investigation by Qwest or LCI shall not affect the representations and warranties of LCI or Qwest, as the case may be.

  5.4 Best Efforts.

  (a) Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Nothing in this Section 5.4(a) shall require any of Qwest and its Subsidiaries to sell or otherwise dispose of, or permit the sale or other disposition of, any assets of Qwest, LCI or their respective Subsidiaries, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason, if Qwest reasonably determines that such sale or other disposition would have or is likely to have a Material Adverse Effect on Qwest and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together, after giving effect to the Merger.

  (b) Each of Qwest and LCI shall, in connection with the efforts referenced in Section 5.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Merger Agreement under the HSR Act or any other Regulatory Law (as defined below), use its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the FCC, PUCs, the Antitrust Division of the Department of Justice (the "DOJ") or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FCC, PUCs, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FCC, PUCs, the DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, "REGULATORY LAW" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Federal Communications Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, whether in the communications industry or otherwise through merger or acquisition.

  (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 5.4(a) and 5.4(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of Qwest and LCI shall cooperate in all respects with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.4 shall limit a party's right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has up to then complied in all respects with its obligations under this Section 5.4.

  (d) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of Qwest and LCI shall use its best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by this Agreement.

  (e) Each of Qwest, Merger Sub and LCI shall use its best efforts to cause the Merger to qualify and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368 of the Code.

  5.5 Acquisition Proposals. LCI agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase or sale of all or any significant portion of the assets or more than 15% (or in the case of acquisition by an Institutional Investor (as defined in the Rights
Plan) more than 20%) of the common stock of, it or any of its Subsidiaries (any such proposal or offer (other than a proposal or offer made by Qwest or an affiliate thereof) being hereinafter referred to as an "ACQUISITION PROPOSAL"). LCI further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. Notwithstanding the foregoing, LCI or its Board of Directors shall be permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) in response to an unsolicited bona fide written Acquisition Proposal by any Person, recommend approval of such an unsolicited bona fide written Acquisition Proposal to the stockholders of LCI or withdraw or modify in any adverse manner the Board Approval or (C) engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, in any such case as is referred to in clause (B) or (C), (i) the LCI Stockholders Meeting shall not have occurred, (ii) the Board of Directors of LCI concludes in good faith that such Acquisition Proposal (x) in the case of clause (B) above would, if consummated, constitute a Superior Proposal or (y) in the case of clause (C) above could reasonably be expected to constitute a Superior Proposal, (iii) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the LCI Board of Directors receives from such Person an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except as to the standstill provisions, provided that if under the aforementioned circumstances LCI enters into any such confidentiality agreement without standstill provisions substantially similar to those contained in the Confidentiality Agreement, then Qwest shall to the extent of the difference be relieved of compliance with the Confidentiality Agreement's standstill provisions), and
(iv) prior to providing
any information or data to any Person or entering into discussions or negotiations with any Person, the Board of Directors of LCI notifies Qwest promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers. LCI agrees that it will keep Qwest informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. LCI agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. LCI agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 5.5 of the obligations undertaken in this Section
5.5. Nothing in this Section 5.5 shall (x) permit LCI to terminate this Agreement (except as specifically provided in Article VII hereof) or (y) affect any other obligation of LCI under this Agreement.

  5.6 Assumption of LCI Stock Options; Other Stock Plans; Employee Benefits Matters.

  (a) Qwest shall assume the LCI Stock Options on the terms set forth in
Exhibit 5.6 hereto. LCI and Qwest agree that LCI's other stock plans and treatment of LCI's officers and employees shall be as set forth in Exhibit 5.6 hereto.

  (b) Employee Benefits.

    (i) Obligations of Qwest; Comparability of Benefits. Each Benefit Plan (as defined in Section 8.11(a)) as to which LCI or any of its Subsidiaries has any obligation with respect to any current or former employee (the "LCI EMPLOYEES")(the "LCI BENEFIT PLANS") shall be the obligations of Qwest and the Surviving Corporation at the Effective Time and for at least two years thereafter, Qwest shall, or shall cause the Surviving Corporation to, provide benefits, in the aggregate, that are no less favorable than the benefits provided, in the aggregate, under such Benefit Plans to the LCI Employees immediately prior to the Effective Time. Notwithstanding the foregoing, nothing herein shall require (A) the continuation of any particular LCI Benefit Plan or prevent the amendment or termination thereof (subject to the maintenance, in the aggregate, of the benefits as provided in the preceding sentence) or (B) require Qwest or the Surviving Corporation to continue or maintain any stock purchase or other equity plan related to the equity of LCI or the Surviving Corporation.

    (ii) Pre-Existing Limitations; Deductible; Service Credit. With respect to any Benefit Plans of Qwest in which the LCI Employees participate effective as of the Closing Date, Qwest shall, or shall cause the Surviving Corporation to: (A) not impose any limitations more onerous than those currently in effect as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the LCI Employees under which any welfare Benefit Plan in which such employees may be eligible to participate after the Effective Time, (B) provide each LCI Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare Benefit Plan in which such employees may be eligible to participate after the Effective Time, and (C) recognize all service of the LCI Employees with LCI for all purposes (including, without limitation, purposes of eligibility to participate, vesting credit, entitlement for benefits, and benefit accrual) in any Benefit Plan in which such employees may be eligible to participate after the Effective Time, to the same extent taken into account under a comparable LCI Benefit Plan immediately prior to the Closing Date.

  5.7 Fees and Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except
(a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed on LCI or its Subsidiaries and any real property transfer tax imposed on any holder of shares of capital stock of LCI resulting from the Merger, (b) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus, which shall be shared equally by Qwest and LCI and
(c) as provided in Section 7.2. As used in this Agreement, "EXPENSES" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

  5.8 Directors' and Officers' Indemnification and Insurance. The Surviving Corporation shall cause to be maintained in effect in its certificate of incorporation and by-laws (i) for a period of six years after the Effective Time, the current provisions regarding elimination of liability of directors and indemnification of officers, directors and employees contained in the certificate of incorporation and by-laws of LCI and (ii) for a period of six years, the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by LCI (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by LCI for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  5.9 Rights Agreement. The Board of Directors of LCI shall take all further action (in addition to that referred to in Section 3.1(h)) necessary (including redeeming the Rights immediately prior to the Effective Time or amending the Rights Agreement) in order to render the Rights inapplicable to the Merger and the other transactions contemplated by this Agreement.

  5.10 Public Announcements. LCI and Qwest shall use all reasonable efforts to develop a joint communications plan and each party shall use all reasonable efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (ii) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

  5.11 Accountants' Letters. Upon reasonable notice from the other, LCI and Qwest shall use their respective reasonable best efforts to cause Arthur Andersen LLP and KPMG Peat Marwick LLP, respectively, to deliver to LCI or Qwest, as the case may be, a letter, dated within two business days of the Effective Time of the Form S-4 covering such matters as are requested by Qwest or LCI, as the case may be, and as are customarily addressed in accountant's "comfort" letters. In connection with LCI's efforts to obtain such letter, if requested by Arthur Andersen LLP, Qwest shall provide a representation letter to Arthur Andersen LLP complying with the statement on Auditing Standards No. 72 ("SAS 72"), if then required. In connection with Qwest's efforts to obtain such letter, if requested by KPMG Peat Marwick LLP, LCI shall provide a representation letter to KPMG Peat Marwick LLP complying with SAS 72, if then required.

  5.12 Listing of Shares of Qwest Common Stock. Qwest shall use its best efforts to cause the shares of Qwest Common Stock to be issued in the Merger and the shares of Qwest Common Stock to be reserved for issuance upon exercise of the LCI Stock Options and LCI Warrants to be approved for quotation, upon official notice of issuance, on NASDAQ.

  5.13 Voting Trust. If at any time prior to the LCI Stockholders Meeting a third party shall make an unsolicited tender or exchange offer to acquire control of LCI, which offer is not recommended by LCI's Board of Directors, then Qwest and LCI will use their reasonable best efforts to consummate the transactions contemplated hereby by implementing a "voting trust" or similar structure permitting consummation of the transactions contemplated hereby prior to the receipt of final FCC and PUC approvals.

                                  ARTICLE VI

                             Conditions Precedent

  6.1 Conditions to Each Party's Obligation to Effect the Merger. The obligations of LCI, Qwest and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

  (a) Stockholder Approval. (i) LCI shall have obtained the Required LCI Vote in connection with the adoption of this Agreement by the stockholders of LCI and (ii) Qwest shall have obtained the Required Qwest Vote in connection with the approval of the Share Issuance by the stockholders of Qwest.

  (b) No Injunctions or Restraints, Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 6.1(b) shall not be available to any party whose failure to fulfill its obligations pursuant to
Section 5.4 shall have been the cause of, or shall have resulted in, such order or injunction.

  (c) FCC and Public Utility Commission Approvals. All approvals for the Merger from the FCC and from the PUCs shall have been obtained other than those the failure of which to be obtained would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect on Qwest and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together.

  (d) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

  (e) NASDAQ Listing. The shares of Qwest Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved upon official notice of issuance for quotation on NASDAQ.

  (f) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

  6.2 Additional Conditions to Obligations of Qwest and Merger Sub. The obligations of Qwest and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Qwest, on or prior to the Closing Date of the following conditions:

  (a) Representations and Warranties. Each of the representations and warranties of LCI set forth in this Agreement that is qualified as to materiality shall have been true and correct on the date of this Agreement, and each of the representations and warranties of LCI that is not so qualified shall have been true and correct in all material respects on the date of this Agreement, and Qwest shall have received a certificate of the chief executive officer and the chief financial officer of LCI to such effect.

  (b) Performance of Obligations of LCI. LCI shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified as to materiality, and Qwest shall have received a certificate of the chief executive officer and the chief financial officer of LCI to such effect.

  (c) Tax Opinion. Qwest shall have received from O'Melveny & Myers LLP, counsel to Qwest, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit 6.2(c)(1). In rendering such opinion, counsel to Qwest shall be entitled to rely upon representations of officers of Qwest and LCI substantially in the form of Exhibits 6.2(c)(2) and 6.2(c)(3) (allowing for such amendments to the representations as counsel to Qwest deems necessary).

  6.3 Additional Conditions to Obligations of LCI. The obligations of LCI to effect the Merger are subject to the satisfaction of, or waiver by LCI, on or prior to the Closing Date of the following additional conditions:

  (a) Representations and Warranties. Each of the representations and warranties of Qwest and Merger Sub set forth in this Agreement that is qualified as to materiality shall have been true and correct on the date of this Agreement, and each of the representations and warranties of each of Qwest and Merger Sub that is not so qualified shall have been true and correct in all material respects on the date of this Agreement, and LCI shall have received a certificate of the chief executive officer and the chief financial officer of Qwest to such effect.

  (b) Performance of Obligations of Qwest. Qwest shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified as to materiality, and LCI shall have received a certificate of the chief executive officer and the chief financial officer of Qwest to such effect.

  (c) Tax Opinion. LCI shall have received from Kramer, Levin, Naftalis & Frankel, counsel to LCI, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit 6.3(c)(1). In rendering such opinion, counsel to LCI shall be entitled to rely upon representations of officers of Qwest and LCI substantially in the form of Exhibits 6.2(c)(2) and 6.2(c)(3) (allowing for such amendments to the representations as counsel to LCI deems necessary).

                                  ARTICLE VII

                           Termination and Amendment

  7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of LCI or Qwest:

  (a) By mutual written consent of Qwest and LCI, by action of their respective Boards of Directors;

  (b) By either LCI or Qwest if the Effective Time shall not have occurred on or before the first anniversary of the date of this Agreement (the "TERMINATION DATE"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including without limitation Section 5.4) has to any extent been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

  (c) By either LCI or Qwest if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their best efforts to resist, resolve or lift, as applicable, in accordance with Section 5.4) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or
(ii) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties shall have used their best efforts to obtain, in accordance with Section 5.4), in each case (i) and (ii) which is necessary to fulfill the conditions set forth in subsections 6.1(c) and (d), as applicable, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with Section 5.4 has to any extent been the cause of such action or inaction;

  (d) By either LCI or Qwest if (i) the approval by the stockholders of LCI required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required LCI Vote or (ii) the approval by the stockholders of Qwest required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Qwest Vote, in each case upon the taking of such vote at a duly held meeting of stockholders of LCI or Qwest, as the case may be, or at any adjournment thereof;

  (e) By Qwest if the Board of Directors of LCI, prior to the LCI Stockholders Meeting (i) shall withdraw or modify in any adverse manner the Board Approval,
(ii) shall approve or recommend a Superior Proposal pursuant to Section 5.5 or
(iii) shall resolve to take any of the actions specified in clauses (i) or
(ii) above;

  (f) By LCI at any time prior to the LCI Stockholders Meeting, upon three Business Days' prior notice to Qwest, if the Board of Directors of LCI shall approve a Superior Proposal; provided, however, that (i) LCI shall have complied with Section 5.5, (ii) the Board of Directors of LCI shall have concluded in good faith, after giving effect to all concessions which may be offered by Qwest pursuant to clause (iii) below, on the basis of the advice of its financial advisors and outside counsel, that such proposal is a Superior Proposal and (iii) prior to any such termination, LCI shall, and shall cause its financial and legal advisors to, negotiate with Qwest to make such adjustments in the terms and conditions of this Agreement as would enable Qwest to proceed with the transactions contemplated hereby; provided, however, that it shall be a condition to termination by LCI pursuant to this Section 7.l(f) that LCI shall have made the payment of the Termination Fee to Qwest required by Section 7.2(b);

  (g) By Qwest if any Person who is not an affiliate of Qwest shall have acquired more than 50% of the LCI Common Stock;

  (h) By Qwest if a Stock Acquisition Date (as defined in the Rights Agreement) shall have occurred; and

  (i) By LCI, if its Board of Directors so determines by a vote of the majority of the members of its entire Board, at any time during the three-Business Day period commencing on the Determination Date (the "LCI EVALUATION PERIOD"), if the Average Price is less than $26.9531, subject, however, to the following: (A) if LCI elects to exercise its termination right pursuant to this Section 7.1(i), it shall give Qwest written notice of its intention to terminate (the "TERMINATION NOTICE"), which termination shall be effective at the close of business on the third Business Day following the delivery of the Termination Notice (which Termination Notice may be withdrawn by LCI at any time prior to the effectiveness of such termination), (B) during the two-Business Day period commencing with the delivery of a Termination Notice (the "ADJUSTMENT ELECTION PERIOD"), Qwest shall have the option of adjusting the Exchange Ratio to equal the quotient determined by dividing $42 by the Average Price (rounded to the nearest 1/10,000) by delivering written notice to LCI within such two-Business Day period of its intention to so adjust the Exchange Ratio and (C) if Qwest makes an election to adjust the Exchange Ratio pursuant to the preceding clause (B) (an "ADJUSTMENT ELECTION"), then this Agreement shall not terminate pursuant to this Section 7.1(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 7.1(i).

  7.2 Effect of Termination.

  (a) In the event of termination of this Agreement by either LCI or Qwest as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Qwest or LCI or their respective officers or directors except with respect to Section 3.1(i),
Section 3.2(h), the second sentence of Section 5.3, Section 5.7, this Section
7.2 and Article VIII.

  (b) Qwest and LCI agree that LCI shall pay to Qwest the sum of $125 million (the "TERMINATION FEE") solely as follows: (i) if LCI shall terminate this Agreement pursuant to Section 7.1(f), (ii) if (A) LCI or Qwest shall terminate this Agreement pursuant to Section 7.1(d)(i) due to the failure of LCI's stockholders to approve and adopt this Agreement, (B) at any time after the date of this Agreement and at or before the time of the event giving rise to such termination there shall exist an Acquisition Proposal with respect to LCI and (C) within 12 months of the termination of this Agreement, LCI enters into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, (iii) if Qwest shall terminate this Agreement pursuant to Section 7.1(e), 7.1(g) or 7.1(h), or (iv) if (A) Qwest shall terminate this Agreement pursuant to Section 7.1(b) or LCI or Qwest shall terminate this Agreement pursuant to Section 7.1(c), (B) at any time after the date of this Agreement and at or before the time of the event giving rise to such termination there shall exist an Acquisition Proposal, (C) following the existence of such Acquisition Proposal and prior to any such termination, LCI shall have intentionally breached (and not cured after notice thereof) any of its material covenants or agreements set forth in this Agreement in any material respect and (D) within 12 months of any such termination of this Agreement, LCI shall enter into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated.

  (c) The Termination Fee required to be paid pursuant to Section 7.2(b) shall be made prior to, and shall be a pre-condition to the effectiveness of termination of this Agreement by LCI pursuant to Section 7.1(f). Any other payment required to be made pursuant to Section 7.2(b) shall be made to Qwest not later than two Business Days after the entering into of a definitive agreement with respect to, or the consummation of, an Acquisition Proposal, as applicable, or a termination pursuant to Section 7.1(e), 7.1(g) or 7.1(h). All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

  7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of LCI and Qwest, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                 ARTICLE VIII

                              General Provisions

  8.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII. Nothing in this Section 8.1 shall relieve any party for any breach of any representation, warranty, covenant or other agreement in this Agreement occurring prior to termination.

  8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

  (a) if to Qwest or Merger Sub, to

    Qwest Communications International Inc.
    1000 Qwest Tower
    555 Seventeenth Street
    Denver, Colorado 80202
    Fax: (303) 291-1724
    Attention: Robert S. Woodruff

    with a copy to

    O'Melveny & Myers LLP
    153 East 53rd Street
    New York, New York 10022-4611
    Fax: (212) 326-2061
    Attention: Drake S. Tempest

    and with a copy to

    Holme Roberts & Owen LLP
    1700 Lincoln Street
    Denver, Colorado 80203
    Fax: (303) 866-0200
    Attention: Martha D. Rehm

  (b) if to LCI to

    LCI International, Inc.
    8180 Greensboro Drive
    Suite 800
    McLean, Virginia 22102
    Fax: (703) 714-1750
    Attention: General Counsel

    with a copy to

    Simpson Thacher & Bartlett
    425 Lexington Avenue
    New York, New York 10017-3954
    Fax: (212) 455-2502
    Attention: Robert E. Spatt

    and with a copy to

    Kramer, Levin, Naftalis
     & Frankel
    919 Third Avenue
    New York, New York 10022
    Fax: (212) 715-8000
    Attention: Peter S. Kolevzon

  8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include",

"includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

  8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

  8.5 Entire Agreement; No Third Party Beneficiaries.

  (a) This Agreement and the agreements referred to in Sections 1.9 and 5.3 constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement.

  (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than
Section 5.8 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

  8.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

  8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

  8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Qwest without the consent of LCI, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  8.9 Submission to Jurisdiction; Waivers. Each of Qwest and LCI irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of Qwest and LCI hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Qwest and LCI hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 8.9, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum,
(ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. This Agreement does not involve less than $100,000, and the parties intend that 6 Del.C. ?2708 shall apply to this Agreement.

  8.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

  8.11 Definitions. As used in this Agreement:

  (a) "BENEFIT PLANS" means, with respect to any Person, each employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, change in control and severance plan, program, arrangement and contract) all of the foregoing in effect on the date of this Agreement or disclosed on Section 4.1(c) of the LCI Disclosure Schedule, to which such Person or its Subsidiary is a party, which is maintained or contributed to by such Person, or with respect to which such Person could incur material liability under Section 4069, 4201 or 4212(c) of ERISA.

  (b) "BOARD OF DIRECTORS" means the Board of Directors of any specified Person and any committees thereof.

  (c) "BUSINESS DAY" means any day on which banks are not required or authorized to close in the City of New York.

  (d) "MATERIAL ADVERSE EFFECT" means, with respect to any entity, any adverse change, circumstance or effect that, individually or in the aggregate with all other adverse changes, circumstances and effects, is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of such entity and its Subsidiaries taken as a whole, other than any change, circumstance or effect relating to (i) the economy or securities markets in general or (ii) the industries in which Qwest or LCI operate and not specifically relating to Qwest or LCI.

  (e) "THE OTHER PARTY" means, with respect to LCI, Qwest and means, with respect to Qwest, LCI.

  (f) "PERSON" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

  (g) "SUBSIDIARY" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

  (h) "SUPERIOR PROPOSAL" means a bona fide written Acquisition Proposal which the Board of Directors of LCI concludes in good faith (after consultation with its financial advisors and legal counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to LCI's stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed (provided that for purposes of this definition the term Acquisition

Proposal shall have the meaning assigned to such term in Section 5.5 except that the references to "15%" and "20%" in the definition of "Acquisition Proposal" shall each be deemed to be a reference to "50%" and "Acquisition Proposal" shall only be deemed to refer to a transaction involving LCI, or with respect to assets (including the shares of any Subsidiary of LCI) of LCI and its Subsidiaries, taken as a whole, and not any of its Subsidiaries alone).

  8.12 Other Agreements. The parties hereto acknowledge and agree that, except as otherwise expressly set forth in this Agreement, the rights and obligations of LCI and Qwest under any other agreement between the parties shall not be affected by any provision of this Agreement.

  In Witness Whereof, Qwest, LCI and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of March 8, 1998.

                                     QWEST COMMUNICATIONS INTERNATIONAL INC.

                                               /s/ Joseph P. Nacchio
                                     By:_______________________________________
                                         Name:Joseph P. Nacchio
                                         Title:President

                                     QWEST 1998-L ACQUISITION CORP.

                                               /s/ Joseph P. Nacchio
                                     By:_______________________________________
                                         Name:Joseph P. Nacchio
                                         Title:President

                                     LCI INTERNATIONAL, INC.

                                               /s/ H. Brian Thompson
                                     By:_______________________________________
                                         Name:H. Brian Thompson
                                         Title:Chairman of the Board and
                                               Chief Executive Officer

                                                               EXHIBIT 5.6

                                                       TO MERGER AGREEMENT

                ASSUMPTION OF LCI STOCK OPTIONS AND LCI WARRANT

  (1) Each LCI Stock Option and LCI Warrant outstanding at the Effective Time shall be assumed by Qwest and deemed to constitute an option to acquire, and each LCI Warrant shall be deemed to constitute a warrant to acquire, on the same terms and conditions, mutatis mutandis, as were applicable under such LCI Stock Option or such LCI Warrant prior to the Effective Time, the number of shares of Qwest Common Stock as the holder of such LCI Stock Option or LCI Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such LCI Stock Option or such LCI Warrant in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable) at a price per share equal to (a) the aggregate exercise price for LCI Common Stock otherwise purchasable pursuant to such LCI Stock Option divided by (b) the number of shares of Qwest Common Stock deemed purchasable pursuant to such assumed LCI Stock Option or such LCI Warrant; provided that the number of shares of Qwest Common Stock that may be purchased upon exercise of any such LCI Stock Option or such LCI Warrant shall not include any fractional share and, upon exercise of such LCI Stock Option or such LCI Warrant, a cash payment shall be made for any fractional share based upon the last sale price per share of Qwest Common Stock on the trading day immediately preceding the date of exercise. All such LCI Stock Options shall be immediately exercisable by the holder thereof at or after the Effective Time, notwithstanding any provision to the contrary set forth in any option agreement (including, without limitation, any provision restricting the acceleration of such options in respect of any limit on deductibility under
Section 280G of the Code). Within three Business Days after the Effective Time, Qwest shall cause to be delivered to each holder of an outstanding LCI Stock Option an appropriate notice setting forth such holder's rights pursuant thereto, and such assumed LCI Stock Option or such LCI Warrant (as adjusted with respect to exercise price and the number of shares of Qwest Common Stock purchasable) shall continue in effect on the same terms and conditions. From and after the Effective Time, Qwest shall comply with the terms of the warrant agreement pursuant to which the LCI Warrant was issued (the "WARRANT AGREEMENTS") and the LCI Stock Option Plans pursuant to which the LCI Stock Options were granted. The adjustments provided in this Exhibit 5.6 with respect to any Stock Options that are "incentive stock options" (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

  (2) Qwest shall cause to be taken all corporate action necessary to reserve for issuance a sufficient number of shares of Qwest Common Stock for delivery upon exercise of LCI Stock Options and LCI Warrants in accordance with this
Exhibit 5.6. Within three Business Days after the Effective Time, Qwest shall cause the Qwest Common Stock subject to LCI Stock Options and, to the extent required by the respective Warrant Agreements, subject to the LCI Warrants to be registered under the Securities Act pursuant to a registration statement on Form S-8 (or any successor or other appropriate forms), and shall use its best efforts to cause the effectiveness of such registration statement (and the current status of the prospectus or prospectuses contained therein) to be maintained for so long as the LCI Stock Options remain outstanding.

  (3) LCI shall take such action as is necessary to cause the ending date of the then current offering period under each LCI employee stock purchase plan (including any stock purchase plan of a company acquired by LCI) to be prior to the Effective Time and on such date as is determined in accordance with the terms of such plan (the "FINAL PURCHASE DATE"); provided that such change in the offering period shall be conditioned upon the consummation of the Merger. On the Final Purchase Date, the LCI shall apply the funds credited as of such date under such LCI Employee Stock Purchase Plan within each participant's payroll withholding account to the purchase of whole shares of LCI Common Stock in accordance with the terms of such LCI employee stock purchase plan.

  (4) LCI shall use its best efforts to provide, on or prior to the Closing Date, a written acknowledgment of each holder of a LCI Stock Option or an LCI Warrant that such LCI Stock Option or LCI Warrant from and after the Effective Time is exercisable for shares of Qwest Common Stock as provided herein; provided that LCI need not do so if Qwest determines to its reasonable satisfaction that the terms of such LCI Stock Option or LCI Warrant provide that, after giving effect to any permitted action by the Board of Directors of LCI or any committee thereof, from and after the Effective Time, such LCI Stock Option or LCI Warrant shall be exercisable only for shares of Qwest Common Stock and not for shares for stock of the Surviving Corporation or any other entity.

                                                           SCHEDULE 4.1(I)

                                                       TO MERGER AGREEMENT

                           SUMMARY OF EMPLOYEE

                         CONTINUITY ARRANGEMENTS

  Notwithstanding anything to the contrary in Section 4.1, LCI would be able to implement, after signing and prior to Closing, agreements and programs substantially consistent with the terms as set forth below.

I. CONTINUITY AGREEMENTS


  . PARTICIPATION--Tier I:

                        CEO, Executive Vice Presidents, Senior Vice Presidents and other employees identified as executive officers (9 people)


                 Tier II:

                        Executives who are at Salary Grade Level 15 or 16 or otherwise identified as being in Tier II (23 people)

  . TERM--Tier I and Tier II Executives would be covered by bilateral continuity agreements that would become effective on the date of a Change of Control and would generally remain in effect for a two year period following the Change of Control.

  . TRIGGER--Severance benefits would be contingent on the occurrence of a Change of Control followed by a termination without Cause by LCI or a quit for Good Reason by the Executive. "Good Reason" for Tiers I and II (and employees at Salary Grade Levels 13-14 in the Severance Program) would include any relocation of more than 35 miles, reduction in base salary or bonus opportunity, or material reduction of duties and responsibilities following a Change of Control, except that 4 Tier I Executives (Messrs. Thompson, Lawrence, Bouman, and Hanno) would have Good Reason for a termination of employment for any reason during the 13th month following the Change of Control.

  . SEVERANCE BENEFIT--The severance payment for Tier I Executives would be a lump sum cash payment equal to (i) three times the sum of (A) annual base salary plus (B) the average of actual bonuses payable in respect of each of the two years prior to the year in which the Change of Control occurs (the "BONUS"), plus (ii) a pro-rata portion of the Executive's target bonus for the year of termination. In addition, in lieu of the continuation of Executive's perquisites, Tier I Executives would get a lump sum payment equal to 5 percent of base salary, for each of the 3 years, present valued using an 8 percent discount rate. For Tier II Executives, the multiplier in (i) would be two times and the payment in lieu of Executive's perquisite would be a lump sum payment equal to 5 percent of base salary for each of the two years, present valued using an 8 percent discount rate. Severance payments would not be subject to any mitigation or offset, but no Executive would be able to receive severance payments under both a Continuity Agreement and his or her existing employment agreement.

  . CONTINUATION OF BENEFITS--Tier I Executives would also be entitled to:
    (i) a continuation of general employee benefits (exclusive of Executive's perquisites) for three years following termination (or a shorter period, if benefits are provided by a new employer), (ii) outplacement services, and (iii) other accrued and vested benefits as prescribed by the applicable plan. Tier II Executives would receive all the benefits listed above, except that Tier II Executives would be entitled to the benefits in (i) for two years. Tier I and Tier II Executives would be entitled to payment of legal fees by LCI in any dispute arising in connection with the Continuity Agreements; provided, however, that no such payment shall be required if LCI is successful in all material respects in defending against Executive's claims.

  . EXCISE TAX--Each covered Executive would receive a gross-up payment in respect of severance and any other amounts payable in respect of options to ensure the same net after-tax benefit that Executive would have received had no parachute tax been imposed. LCI and Qwest Communications International Inc. would be entitled to control any dispute or litigation with the Internal Revenue Service relating solely to the amount of any excise tax due, so long as the Executive was indemnified fully against any such dispute or litigation.

II. SEVERANCE PROGRAM--LCI shall implement an enhanced severance plan, which will provide that all employees (other than Tier I and Tier II Executives and USLD employees) terminated without Cause or for Good Reason will receive severance payments equal to one month's salary for each year of service, with a minimum of 3 months for Salary Grade Levels 8 and below, 6 months for Salary Grade Levels 9 through 12, or 12 months for Salary Grade Levels 13-14. "Good Reason" for employees at Salary Grade Levels 12 and below shall only exist if there is either a reduction of base salary or a relocation of more than 35 miles.

                      ADDITIONAL PRINCIPAL TERMS OF

                     EMPLOYEE CONTINUITY ARRANGEMENTS

I. CONTINUITY AGREEMENTS


TERM OF AGREEMENT.......       For Tier I and Tier II Executives the
                               Continuity Agreement would become effective on the date on which a Change of Control occurs
                               (the "EFFECTIVE DATE"), which for this purpose would be the Effective Time of the Merger between LCI and Merger Sub and would generally remain in effect for a two year period following the Effective Date.

TIER I SEVERANCE BENEFIT       A Tier I Executive will be entitled to
 TRIGGERS...............       severance benefits in the event his or her
                               employment is terminated within two years following a Change of Control (i) by LCI without Cause or (ii) by Executive for Good
                               Reason.

                               Notwithstanding the foregoing, an Executive will not be entitled to severance benefits in the event of a termination of employment for any of the following reasons, but excluding any such termination which is coincident with or subsequent to a termination which would otherwise give rise to severance benefits:

                                 (i) Death or Disability (illness or injury
                               preventing Executive from performing his duties, as they existed immediately prior to the illness or injury, on a full time basis for 180 consecutive business days); or

                                 (ii) Retirement (termination of employment by
                               Executive pursuant to late, normal or early retirement under a pension plan sponsored by LCI, as defined in such plan but only if such retirement occurs prior to the termination by LCI without Cause or by Executive for Good Reason).

TIER II SEVERANCE BENEFIT
 TRIGGERS...............       A Tier II Executive will be entitled to
                               severance benefits in the event his or her employment is terminated within two years following a Change of Control (i) by LCI without Cause or (ii) by Executive for Good
                               Reason, but excluding any termination due to Death, Disability or Retirement (to the same extent set forth above for Tier I Executives).


CAUSE ..................       Cause shall have the following definition:

                                 (i) the willful and continued failure of an
                               Executive to perform substantially all of his or her duties with LCI (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to such Executive by the Board (for Tier I) or an elected officer of LCI (for Tier II) which specifically identifies the manner in which the Board or the elected officer believes that the Executive has not substantially performed his or her duties; or

                                 (ii) (A) the conviction of, or plea of guilty
                               or nolo contendere to, a felony or (B) the willful engaging by an Executive in gross misconduct which is materially and demonstrably injurious to LCI;

                               In each case above, after (i) the Executive is provided an opportunity to be heard upon 30 days prior written notice, during which notice period the Executive has failed to cure or resolve the behavior in question, and (ii) a good faith determination of Cause by at least 3/4 of the non-employee outside directors.

GOOD REASON ............       Good Reason for purposes of Tier I and Tier II
                               Executives and Salary Grade Levels 13 and 14 shall have the following definition:

                                 (i) the Executive's annual base salary or
                               cash bonus opportunity is reduced below the amount in effect on the Effective Date;

                                 (ii) the Executive's duties and
                               responsibilities are materially and adversely diminished in comparison to the duties and responsibilities enjoyed by Executive on the Effective Date;

                                 (iii) the Executive is required to be based
                               at a location more than 35 miles from the location where Executive was based and performed services on the Effective Date; or

                                 (iv) failure to provide for the assumption of
                               the Agreement by any successor entity;

                               For the four designated Tier I Executives
                               (Messrs. Thompson, Lawrence, Bouman, and
                               Hanno), "Good Reason" shall also mean a
                               voluntary termination for any reason or no reason for which is given during the 30-day period following the first anniversary of the Effective Time.

                               An Executive shall give LCI written notice of any event which he claims is the basis for Good Reason and LCI shall have 30 days in which to cure or resolve the behavior in question before the Executive can terminate for Good Reason (except that no such 30-day period shall be necessary for those Executives who can voluntarily quit merely upon the first anniversary of the Effective Time).

SEVERANCE BENEFIT FOR TIER I
 EXECUTIVES.............


                               The severance benefit for Tier I Executives includes:

                                 (i) the sum of (A) the Executive's accrued
                               but unpaid salary through the date of
                               termination, (B) a pro rata portion of the Executive's target bonus for the year of termination (calculated through the date of termination), and (C) an amount, if any, equal to compensation previously deferred (excluding any qualified plan deferral) and any accrued vacation pay, in each case, in full satisfaction of Executive's rights thereto;

                                 (ii) a cash amount (the "Separation Payment")
                               equal to three times the sum of (A) the
                               Executive's annual base salary on the Effective Date and (B) the average of the actual bonuses received by the Executive in respect of each of the two years prior to the year of the Change of Control (the "Bonus");

                                 (iii) a lump sum cash payment (in lieu of the
                               continuation of any executive perquisites) equal to 5 percent of Executive's base salary for each of the three years following the Change of Control, present valued at an 8 percent discount rate;

                                 (iv) medical, dental and life insurance
                               benefits for Executive and his family for the three year period following the date of termination (the "SEPARATION PERIOD") (or until Executive is eligible for comparable benefits under a new employer plan);

                                 (v) additional pension contributions under
                               all LCI pension plans for the Separation Period (except that where such contributions may not be provided without adversely affecting the qualified status of a pension plan, the Executive shall instead receive an additional payment equal to the contributions that would have been made during the Separation Period).

                                 (vi) outplacement services, the scope and
                               provider of which shall be selected by the Executive (but at a cost of not more than 10% of base salary);

                                 (vii) legal fees incurred in connection with
                               any disputes arising under a Continuity
                               Agreement; provided, however, that no such payment shall be required if LCI is successful in all material respects in defending against Executive's claims; and

                                 (viii) other accrued or vested benefits in
                               accordance with the terms of the applicable plan (with an offset for any amounts paid under item (i)(C)).

                               Severance payments would not be subject to any mitigation or offset, but no Executive would be able to receive severance payments under both a Continuity Agreement and his or her existing employment agreement.

                               Any benefit payable in cash will be paid in a lump sum 10 business days after the date of termination.

SEVERANCE BENEFIT FOR TIER
 II EXECUTIVES..........
                               The severance benefit for Tier II Executives is identical to the Tier I benefit prescribed above, except as follows:

                                 (i) the Severance Payment is a cash amount
                               equal to two times the sum of salary and Bonus;

                                 (ii) the Separation Period during which
                               benefits are continued expires two years from the date of termination; and the lump sum payment in lieu of the continuation of Executive's perquisites would be equal to 5 percent of base salary for each of the two years following the Change of Control (present valued using the 8 percent discount rate).

EXCISE TAX GROSSUP......
                               If any payments or benefits (including
                               severance or any other amounts attributable to options) results in a parachute tax, Tier I and Tier II Executives will receive a gross-up payment to ensure that the Executives receives the same net after-tax benefit that the Executives would have received had no parachute tax been imposed.

PAYMENT UPON DISABILITY OR
 RETIREMENT.............       If an Executive's employment is terminated by
                               reason of Death, Disability or Retirement prior to any other termination, Executive will receive:

                                 (i) the sum of (A) Executive's accrued but
                               unpaid salary through the date of termination,
                               (B) the pro rata portion of the Executive's target bonus for the year of Executive's death or disability (calculated through the Date of Termination), and (C) an amount equal to any compensation previously deferred and any accrued vacation pay; and

                                 (ii) other accrued or vested benefits in
                               accordance with the terms of the applicable plan (with an offset for any amounts paid under item (i)(c)).

                                                                      EXHIBIT B

                               VOTING AGREEMENT

  VOTING AGREEMENT dated as of March 8, 1998 (this "AGREEMENT") among PHILIP
F. ANSCHUTZ ("SHAREHOLDER"), ANSCHUTZ COMPANY, a Delaware corporation that is wholly owned by Shareholder ("RECORD HOLDER"), and LCI INTERNATIONAL, INC., a Delaware corporation (together with its successors and assigns, "LCI").

                                   RECITALS

  A. Shareholder beneficially owns not less than 170,000,000 shares of Common Stock, par value $.01 per share, of Qwest Corporation, a Delaware corporation ("QWEST" and the "QWEST COMMON STOCK"). All such shares, together with all other shares of capital stock of Qwest with respect to which Shareholder has beneficial ownership as of the date of this Agreement, are referred to as the "SUBJECT SHARES"; provided that any such share shall cease to be a "Subject Share" from and after the time that such share is transferred pursuant to
Section 2 and ceases to be subject to the Voting Documents (as defined below) in accordance with the terms of Section 2. Record Holder is the record owner of all of the Subject Shares.

  B. Qwest, Qwest 1998-L Acquisition Corp., a Delaware corporation ("MERGER SUB"), and LCI are, simultaneously with the execution hereof, entering into an Agreement and Plan of Merger dated as of March 8, 1998 (the "MERGER AGREEMENT") providing for the merger of Merger Sub with and into LCI (the "MERGER"). Terms not otherwise defined in this Agreement have the meanings stated in the Merger Agreement.

  C. The Board of Directors of Qwest has approved an amendment to the Amended and Restated Certificate of Incorporation of Qwest to increase the number of authorized shares of Qwest Common Stock.

  D. Shareholder, Record Holder and LCI desire to enter into this Agreement to provide for, among other things, (1) the obligation of Shareholder to cause Record Holder to vote the Subject Shares at the Qwest Stockholders Meeting to approve the Share Issuance and the Qwest Charter Amendment and (2) certain restrictions on (A) the sale or other transfer of the record ownership or the beneficial ownership, or both, of the Subject Shares by Shareholder and Record Holder and (B) the acquisition by Shareholder or Record Holder of beneficial ownership of additional shares of capital stock of Qwest from any Person other than Qwest, in each case until the consummation of the Merger or the termination of the Merger Agreement. This Agreement and all other agreements, instruments and other documents executed and delivered by Shareholder and Record Holder in connection with this Agreement are collectively referred to as the "VOTING DOCUMENTS".

  E. Shareholder and Record Holder acknowledge that LCI is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Shareholder and Record Holder set forth in this Agreement and would not enter into the Merger Agreement if Shareholder and Record Holder did not enter into this Agreement.

                                   AGREEMENT

  The parties agree as follows:

  Section 1. Covenants of Shareholder and Record Holder.

  (a) Voting. Until the day following the termination of this Agreement, subject to the receipt of proper notice and the absence of a preliminary or permanent injunction or other final order by any United States federal court or state court barring such action, Shareholder shall cause Record Holder to do, and Record Holder shall do, the following:

    (1) be present, in person or represented by proxy, at each meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the stockholders of Qwest, however called, or in connection with any written consent of the stockholders of Qwest, so that all Subject Shares then entitled to vote may be counted for the purposes of determining the presence of a quorum at such meetings; and

    (2) at each such meeting held before the Effective Time and with respect to each such written consent, vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all the Subject Shares to approve the Share Issuance and the Qwest Charter Amendment and any action required in furtherance thereof.

  (b) Stock Acquisitions. Until the day following the termination of this Agreement, Shareholder shall not, and shall cause Record Holder and his other affiliates not to, acquire, from any Person other than Qwest, beneficial ownership of any additional shares of Qwest Common Stock; provided, however, that Qwest may purchase shares of Qwest Common Stock to the extent permitted by the Merger Agreement and subject to the terms thereof.

  (c) No Inconsistent Agreements. Until the day following the termination of this Agreement, Shareholder and Record Holder, shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Subject Shares which is inconsistent with this Agreement.

  (d) Review of Merger Agreement. Both Shareholder and Record Holder acknowledge receipt and review of a copy of the Merger Agreement.

  Section 2. Transfer of Subject Shares. During the term of this Agreement, Shareholder agrees not to transfer record or beneficial ownership of any shares of capital stock of Record Holder, and Shareholder and Record Holder shall not transfer record ownership or beneficial ownership, or both, of any Subject Shares except in each case to the extent permitted in the following sentences. Shareholder may transfer record or beneficial ownership, or both, of any shares of capital stock of Record Holder to any Person that is wholly owned, directly or indirectly, by Shareholder; provided that each such Person, and each Person that directly or indirectly is the record or beneficial owner of the shares of capital stock of such Person, shall then be a party to this Agreement or shall have executed and delivered an agreement by which such Person agrees to be bound by Sections 1, 2 and 4 of this Agreement with respect to such shares. Shareholder and Record Holder may transfer record ownership or beneficial ownership, or both, of any Subject Shares, and such shares shall cease to be subject to the Voting Documents; provided, that (x) if, as a result of such transfer, less than 51% of the outstanding shares of Qwest Common Stock would be subject to the Voting Documents, then the Person to whom record ownership or beneficial ownership, or both, of such shares shall be transferred shall execute and deliver to LCI an agreement by which such transferee agrees that such shares shall be Subject Shares that are subject to the Voting Documents and agrees to be bound by Sections 1, 2 and 4 of this Agreement with respect to such shares and (y) in any event, on the record date for the meeting of the stockholders of Qwest at which the Share Issuance and the Qwest Charter Amendment shall be presented for their approval or with respect to any written consent in lieu thereof, the Subject Shares shall constitute a majority of the outstanding shares of Qwest Common Stock. For the purposes of this Agreement, the term "TRANSFER" means a sale, an assignment, a grant, a transfer, a pledge, the creation of a lien or other disposition of any Subject Shares or any interest of any nature in any Subject Shares, including, without limitation, the "beneficial ownership" of such Subject Shares (as determined pursuant to Regulation 13D-G under the Exchange
Act).

  Section 3. Representations and Warranties of Shareholder. Shareholder and Record Holder, jointly and severally, represent and warrant to LCI as follows:

  (a) Existence and Power. Record Holder (1) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (2) has all requisite corporate power and authority to execute and deliver each Voting Document to which it is or may become a party.

  (b) Authorization; Contravention. The execution and delivery by Shareholder and Record Holder of each Voting Document and the performance by it of its obligations under each Voting Document have, (1) in the case of Record Holder, been duly authorized by all necessary corporate action and (2) do not and will not conflict with or result in a Violation pursuant to, (A) in the case of Record Holder, any provision of its certificate of incorporation or bylaws, or
(B) in the case of Shareholder and Record Holder, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Shareholder or Record Holder, as the case may be, the Subject Shares or any of Shareholder's or Record Holder's other properties or assets.

  (c) Binding Effect. Each Voting Document constitutes, or when executed and delivered by Shareholder and Record Holder will constitute, a valid and binding obligation of Shareholder and Record Holder, respectively, enforceable against Shareholder or Record Holder, as the case may be, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors' generally, by general equity principles, (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

  (d) Ownership. Shareholder and Record Holder are the only beneficial owners of the Subject Shares, free and clear of all liens, and Record Holder is the sole record holder of the Subject Shares, free and clear of liens, except in each case with respect to pledges or other liens that Shareholder or Record Holder or both would be entitled to effect or create as of the date of this Agreement pursuant to the third sentence of Section 2 and in accordance with the terms thereof. As of the date of this Agreement, Shareholder does not own beneficially or of record any equity securities of Qwest other than the Subject Shares and Record Holder does not own beneficially or of record any equity securities of Qwest other than the Subject Shares and the Qwest Warrants. Shareholder is the sole record and beneficial owner of all of the capital stock of Record Holder, free and clear of all liens. Neither Shareholder nor Record Holder has appointed or granted any proxy which is still effective with respect to Subject Shares.

  (e) Litigation. There is no action, suit, investigation, complaint or other proceeding pending against Shareholder or Record Holder or, to the knowledge of Shareholder or Record Holder, threatened against Shareholder or Record Holder or any other Person that restricts in any material respect or prohibits (or, if successful, would restrict or prohibit) the exercise by any party or beneficiary of its rights under any Voting Document or the performance by any party of its obligations under any Voting Document.

  Section 4. Miscellaneous Provisions.

  (a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (1) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (2) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (3) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be given the party at its address stated on the signature pages of this Agreement or at any other address as the party may specify for this purpose by notice to the other party.

  (b) No Waivers; Remedies; Specific Performance.

    (1) No failure or delay by LCI in exercising any right, power or privilege under any Voting Document shall operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege shall not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in the Voting Documents shall be cumulative and not exclusive of any rights or remedies provided by law.

    (2) In view of the uniqueness of the agreements contained in the Voting Documents and the transactions contemplated hereby and thereby and the fact that LCI would not have an adequate remedy at law for money damages in the event that any obligation under any Voting Document is not performed in accordance with its terms, each of Shareholder and Record Holder therefore agrees that LCI shall be entitled to specific enforcement of the terms of each Voting Document in addition to any other remedy to which LCI may be entitled, at law or in equity.

  (c) Amendments, Etc. No amendment, modification, termination, or waiver of any provision of any Voting Document, and no consent to any departure by any of Shareholder, Record Holder and LCI from any provision of any Voting Document, shall be effective unless it shall be in writing and signed and delivered by each of Shareholder, Record Holder and LCI, and then it shall be effective only in the specific instance and for the specific purpose for which it is given.

  (d) Successors and Assigns; Third Party Beneficiaries.

    (1) No party shall assign any of its rights or delegate any of its obligations under any Voting Document. Any assignment or delegation in contravention of this Section 4(d) shall be void ab initio and shall not relieve the assigning or delegating party of any obligation under any Voting Document.

    (2) The provisions of each Voting Document shall be binding upon and inure solely to the benefit of the parties hereto, the express beneficiaries thereof (to the extent provided therein) and their respective permitted heirs, executors, legal representatives, successors and assigns, and no other person.

  (e) Governing Law. Each Voting Document and all rights, remedies, liabilities, powers and duties of the parties hereto and thereto, shall be governed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

  (f) Severability of Provisions. If any term or other provision of any Voting Document is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of such Voting Document shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify such Voting Document so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

  (g) Headings and References. Article and section headings in any Voting Document are included for the convenience of reference only and do not constitute a part of the Voting Document for any other purpose. References to parties, express beneficiaries, articles and sections in any Voting Document are references to parties to or the express beneficiaries and sections of the Voting Document, as the case may be, unless the context shall require otherwise. Any of the terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. The use in this Agreement of the word "include" or "including," when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not nonlimiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter.

  (h) Entire Agreement. The Voting Documents embody the entire agreement and understanding of Shareholder, Record Holder and LCI, and supersedes all prior agreements or understandings, with respect to the subject matters of the Voting Documents.

  (i) Survival. Except as otherwise specifically provided in any Voting Document, each representation, warranty or covenant of a party contained in the Voting Document shall remain in full force and effect, notwithstanding any investigation or notice to the contrary or any waiver by any other party or beneficiary of a related condition precedent to the performance by the other party or beneficiary of an obligation under the Voting Document.

  (j) Submission to Jurisdiction; Waivers. Each of Shareholder, Record Holder and LCI irrevocably agrees that any legal action or proceeding with respect to any Voting Document or for recognition and enforcement of any judgment in respect hereof or thereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of Shareholder, Record Holder and LCI hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Shareholder, Record Holder and LCI hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to any Voting Document, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 4(j), (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) such Voting Document, or the subject matter hereof or thereof, may not be enforced in or by such courts. This Agreement does not involve less than $100,000, and the parties intend that 6 Del.C.
(S)2708 shall apply to this Agreement.

  (k) Waiver of Jury Trial. Each party, and each express beneficiary of a Voting Document as a condition of its right to enforce or defend any right under or in connection with such Voting Document, waives any right to a trial by jury in any Action to enforce or defend any right under any Voting Document and agrees that any Action shall be tried before a court and not before a jury.

  (l) Termination. LCI may terminate this Agreement at any time upon written notice to each of Shareholder and Record Holder. Unless terminated earlier by LCI or by mutual agreement of the parties, this Agreement shall terminate upon the first to occur of (i) consummation of the Merger and (ii) the termination of Merger Agreement pursuant to Section 7.1 thereof.

  (m) Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all signatures were on the same instrument.

                               ----------------

                          [Intentionally Left Blank]

  IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

                                          PHILIP F. ANSCHUTZ

                                                 /s/ Philip F. Anschutz
                                          _____________________________________

                                          Address: 2400 Qwest Tower
                                                 555 Seventeenth Street
                                                 Denver, Colorado 80202

                                          Telecopy: (303) 298-8881

                                          ANSCHUTZ COMPANY

                                                   /s/ Cannon Y. Harvey
                                          By: _________________________________
                                             Name: Cannon Y. Harvey
                                             Title: President

                                          Address: 2400 Qwest Tower
                                                 555 Seventeenth Street
                                                 Denver, Colorado 80202

                                          Telecopy: (303) 298-8881

                                          LCI INTERNATIONAL, INC.

                                                   /s/ H. Brian Thompson
                                          By: _________________________________
                                             Name: H. Brian Thompson
                                             Title: Chairman of the Board and
                                                 Chief Executive Officer

                                          Address: 8180 Greensboro Drive
                                                 Suite 800
                                                 McLean, Virginia 22102

                                          Telecopy: (703) 714-1750

                                                                      EXHIBIT C

SALOMON SMITH BARNEY
--------------------

         A Member of TravelersGroup [LOGO]


March 8, 1998

Board of Directors
Qwest Communications International Inc.
555 Seventeenth Street
Denver, CO 80202

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to Qwest Communications International Inc. (the "Company") of the consideration to be paid by the Company in connection with the proposed merger (the "Merger") of Qwest 1998-L Acquisition Corp. ("Sub"), a wholly owned subsidiary of the Company, with and into LCI International, Inc. ("LCI"), pursuant to an Agreement and Plan of Merger, dated as of March 8,1998 (the "Merger Agreement"), among the Company, Sub and LCI. Upon the effectiveness of the Merger, each issued and outstanding share of common stock, par value $.01 per share, of LCI (other than shares owned by the Company, Sub or LCI) will be converted into and represent the right to receive the number of shares of common stock, par value $.01 per share ("Company Common Stock"), of the Company equal to the Exchange Ratio as defined below.

  The "Exchange Ratio" will be determined by dividing $42.00 by the average (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Company Common Stock on the Nasdaq National Market, as reported by Bloomberg Financial Markets (or such other source as the parties shall agree), for each of the 15 consecutive trading days ending on the trading day immediately preceding the date on which all the conditions to closing (other than conditions that, by their terms, are to be satisfied on the closing date) have been satisfied or waived; provided, that the Exchange Ratio shall not be less than 1.0625 or greater than 1.5583.

  In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and LCI and certain other financial information concerning the Company and LCI, including financial forecasts, that were provided to us by the Company and LCI, respectively. We have discussed the past and current business operations, financial condition and prospects of the Company and LCI with certain officers and employees of the Company. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

  In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of the Company and LCI, management of the Company has informed us that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of the Company or LCI which prepared such forecasts, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not made or obtained, or assumed any responsibility for making or obtaining, any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of the Company or LCI.

  Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range for Company Common Stock following the consummation of the Merger, which may vary depending upon, among other factors,

SALOMON SMITH BARNEY
--------------------

        A Member of TravelersGroup [LOGO]


changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address the Company's underlying business decision to effect the Merger, and we express no view on the effect on the Company of the Merger and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the Company and does not constitute a recommendation concerning how holders of Company Common Stock should vote with respect to the Merger Agreement or the Merger.

  As you are aware, Salomon Brothers Inc doing business as Salomon Smith Barney (collectively with all other entities doing business as Salomon Smith Barney, "Salomon Smith Barney") is acting as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for its services, a portion of which will be paid following the public announcement and execution of the Merger Agreement and the remainder of which is contingent upon consummation of the Merger. In the ordinary course of business, Salomon Smith Barney and its affiliates may hold or actively trade the securities of the Company and LCI for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Salomon Smith Barney and its affiliates have previously rendered certain investment banking and financial advisory services to the Company for which Salomon Smith Barney has received customary compensation. Salomon Smith Barney and its affiliates (including Travelers Group Inc.) may have other business relationships with the Company, LCI and their respective affiliates.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          SALOMON SMITH BARNEY

                                                                      EXHIBIT D

                               LEHMAN BROTHERS

Board of Directors                                            May 13, 1998
LCI International, Inc.
8180 Greensboro Drive
McLean, VA 22102

Members of the Board:

  We understand that LCI International, Inc. ("LCI" or the "Company") and Qwest Communications International Inc. ("Qwest") have entered into an Agreement and Plan of Merger, dated as of March 8, 1998, as amended by the First Amendment to Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which LCI will merge with a newly-formed, wholly-owned subsidiary of Qwest and each share of the Company's common stock will be exchanged for the number of shares of Qwest's common stock equal to the Exchange Ratio (as described below) (the "Proposed Transaction"). The "Exchange Ratio" means the quotient (rounded to the nearest 1/10,000) determined by dividing $42.00 by the average of the weighted averages of the trading prices of Qwest common stock as reported by Bloomberg Financial Markets for each of the 15 consecutive trading days ending on the trading day immediately preceding the Determination Date (as defined in the Merger Agreement); provided that the Exchange Ratio shall not be less than 1.0625 in the event of an increase in the price of Qwest common stock, or greater than 1.5583 in the event of a decrease in the price of Qwest common stock unless Qwest has exercised its rights, following LCI's determination to terminate the Proposed Transaction based on a decrease in the price of Qwest common stock, to increase the Exchange Ratio as provided in the Merger Agreement. In addition, each outstanding option and warrant to purchase common stock of the Company will be converted into options and warrants to purchase common stock of Qwest based upon the Exchange Ratio. The terms and conditions of the Proposed Transaction are set forth in more detail in the Merger Agreement.

  We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

  In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Proposed Transaction, (2) such publicly available information concerning the Company and Qwest which we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) financial and operating information with respect to the business, operations and prospects of Qwest furnished to us by Qwest and the Company, (5) a trading history of the Company's common stock from January 1, 1995 to the present and a comparison of that trading history with those of other companies that we deemed relevant,
(6) a trading history of Qwest's common stock from June 27, 1997 (the date of its initial public offering) to the present and a comparison of that trading history with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of Qwest with those of other companies we deemed relevant, (9) third party research analysts' quarterly and annual earnings estimates for the Company and Qwest, (10) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, and (11) the potential pro forma financial effects of the Proposed Transaction, including the cost savings and operating synergies expected to result from a combination of the businesses of the Company and Qwest. In addition, we have had discussions with the managements of the Company and Qwest concerning their respective businesses, operations, assets, financial conditions and prospects and the strategic benefits which may result from the Proposed Transaction, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

  In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and Qwest and the cost savings, operating synergies and strategic benefits expected to result from the combination of the businesses of LCI and Qwest (the "Projected Synergies"), upon advice of the Company we have assumed that (a) such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of (i) the management of the Company as to the future financial performance of the Company and the Projected Synergies and (ii) the management of Qwest as to the future financial performance of Qwest, (b) with respect to the projections for the Company prepared by management of the Company, that the Company would perform substantially in accordance with such projections and (c) with respect to the projections of Qwest prepared by management of Qwest, that Qwest would perform substantially in accordance with such projections. Additionally, with respect to the financial projections and Projected Synergies of the pro forma company following the Proposed Transaction ("Pro Forma Company"), upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and that the Pro Forma Company will perform, and the Projected Synergies will be realized, substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or of Qwest and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Qwest. We also have not been requested to and do not express any opinion as to the prices at which Qwest shares may trade at any time prior to or following the consummation of the Proposed Transaction. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

  Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

  We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past (including acting as lead manager for the Company's $350 million senior notes offering in June 1997 and providing a fairness opinion for the Company's acquisition of USLD Communications Corp. which was completed in December 1997) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and Qwest for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the DGCL empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such officer's or director's conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval in respect of any claim, matter, or issue as to which the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such officer or director against the expense which such officer or director actually and reasonably incurred.

  In accordance with Section 102(b)(7) of the DGCL, the Qwest Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for
(i) breaches of their duty of loyalty to Qwest or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) transactions from which a director derives an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

  The Qwest Certificate of Incorporation and the Qwest Bylaws provide for indemnification of Qwest's officers and directors to the fullest extent permitted by applicable law, except that the Qwest Bylaws provide that Qwest is required to indemnify an officer or director in connection with a proceeding initiated by such person only if the proceeding was authorized by the Qwest Board. In addition, Qwest maintains insurance policies which provide coverage for its officers and directors in certain situations where Qwest cannot directly indemnify such officers or directors.

  Pursuant to Section 145 of the DGCL and the Qwest Certificate of Incorporation and the Qwest Bylaws, Qwest maintains directors' and officers' liability insurance coverage.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (i) Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
   2.1   Agreement and Plan of Merger dated as of March 8, 1998 among Qwest
         Communications International Inc., Qwest 1998-L Acquisition Corp. and
         LCI International, Inc. (attached as Exhibit A to the Joint Proxy
         Statement/Prospectus included as part of the Registration Statement on
         Form S-4 filed by Qwest on April 10, 1998 (File No. 333-49915)).
   2.2   First Amendment to Agreement and Plan of Merger dated as of March 8,
         1998 among Qwest Communications International Inc., Qwest 1998-L
         Acquisition Corp. and LCI International, Inc.

 EXHIBIT
 NUMBER                              EXHIBIT DESCRIPTION
 -------                             -------------------
   2.3        Composite copy of Agreement and Plan of Merger dated as of March
              8, 1998 among Qwest Communications International Inc., Qwest
              1998-L Acquisition Corp. and LCI International, Inc. as amended by First Amendment to Agreement and Plan of Merger (attached as
              Exhibit A to the Joint Proxy Statement/Prospectus included as part of this Registration Statement).
   3.1*       Amended and Restated Certificate of Incorporation of Qwest.
   3.2**      Bylaws of Qwest.
   4.1(a)***  Indenture dated as of October 15, 1997 with Bankers Trust Company
              (including form of Qwest's 9.47% Senior Discount Notes due 2007 and 9.47% Series B Senior Discount Notes due 2007 as an exhibit thereto).
   4.1(b)**** Indenture dated as of August 28, 1997 with Bankers Trust Company
              (including form of Qwest's 10 7/8% Series B Senior Notes due 2007 as an exhibit thereto).
   4.1(c)**** Indenture dated as of January 29, 1998 with Bankers Trust Company
              (including form of Qwest's 8.29% Senior Discount Notes due 2008 and 8.29% Series B Senior Discount Notes due 2008 as an exhibit thereto).
   4.2****    Registration Agreement dated January 29, 1998 with Salomon
              Brothers Inc relating to Qwest's 8.29% Senior Discount Notes due
              2008.
   5.1        Form of Opinion of O'Melveny & Myers LLP with respect to the legality of the Qwest Common Stock being registered.
   8.1        Form of Opinion of O'Melveny & Myers LLP with respect to certain tax matters.
   8.2        Form of Opinion of Kramer, Levin, Naftalis & Frankel with respect to certain tax matters.
  10.1*       Growth Share Plan, as amended, effective October 1, 1996.
  10.2*       Employment Agreement dated December 21, 1996 with Joseph P.
              Nacchio.
  10.3*       Promissory Note dated November 20, 1996 and Severance Agreement dated December 1, 1996 with Robert S. Woodruff.
  10.4****    Equity Compensation Plan for Non-Employee Directors.
  10.5*+      IRU Agreement dated as of October 18, 1996 with Frontier
              Communications International Inc.
  10.6*+      IRU Agreement dated as of February 26, 1996 with WorldCom Network
              Services, Inc.
  10.7*+      IRU Agreement dated as of May 2, 1997 with GTE.
  10.8*       Equity Incentive Plan.
  10.9****    Employment Agreement dated March 7, 1997 with Stephen M.
              Jacobsen.
  10.10****   Employment Agreement dated October 8, 1997 with Lewis O. Wilks.
  10.11****   Employment Agreement dated September 26, 1997 with Brij
              Khandelwal.
  10.12****   Employment Agreement dated September 19, 1997 with Larry Seese.
  10.13****   Growth Share Plan Agreement with Joseph P. Nacchio, effective
              January 1, 1997, and Amendment thereto.
  10.14****   Non-Qualified Stock Option Agreement with Joseph P. Nacchio, effective June 1997.
  10.15       Voting Agreement dated as of March 8, 1998 (attached as Exhibit B to the Joint Proxy Statement/Prospectus included as part of this
              Registration Statement).
  21.1        Subsidiaries of the Registrant.
  23.1        Consent of KPMG Peat Marwick LLP.
  23.2        Consent of Arthur Andersen LLP.
  23.3        Consent of Grant Thornton LLP.
  23.4        Consent of O'Melveny & Myers LLP (contained in Exhibit 5.1).

 EXHIBIT
 NUMBER                           EXHIBIT DESCRIPTION
 -------                          -------------------
  23.5   Consent of Kramer, Levin, Naftalis & Frankel (contained in Exhibit
         8.2).
  23.6   Consent of Salomon Smith Barney (filed as the exhibit of the same number in Qwest's Registration Statement on Form S-4 filed on April
         10, 1998 (File No. 333-49915)).
  23.7   Consent of Lehman Brothers Inc.
  24.1   Power of Attorney (filed as the exhibit of the same number in Qwest's
         Registration Statement on Form S-4 filed on April 10, 1998 (File No.
         333-49915)).
  99.1   Form of Qwest Proxy.
  99.2   Form of LCI Proxy.

  Executive compensation plans and arrangements required to be filed and identified as such are filed as exhibits 10.1, 10.2, 10.3, 10.4, 10.8, 10.9, 10.10, 10.11 and 10.12.

  (ii) Financial Statement Schedules. The following is a complete list of Financial Statement Schedules filed as part of this Registration Statement, which are included herein:

 CHEDULES
   NO.
--------
  II-A     Qwest Communications International Inc. Valuation and Qualifying Accounts
  II-B     LCI International, Inc. Valuation and Qualifying Accounts

--------

 * Incorporated by reference to the exhibit of the same number in Form S-1 as declared effective on June 23, 1997 (File No. 333-25391).
 **   Incorporated by reference to exhibit 3 in Form 10-Q for the quarter ended
      September 30, 1997 (File No. 000-22609).
 *** Incorporated by reference to exhibit 4.1 in Form S-4 as declared effective on January 5, 1998 (File No. 333-42847).
 **** Incorporated by reference to the exhibit of the same number in Form 10-K for the year ended December 31, 1997.
 + Portions have been omitted pursuant to a request for confidential treatment.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the registrant being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED QWEST COMMUNICATIONS INTERNATIONAL INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON MAY 13, 1998.

                                          Qwest Communications International
                                           Inc.

                                                  /s/ Robert S. Woodruff
                                          By: _________________________________
                                            NAME: ROBERT S. WOODRUFF
                                            TITLE: EXECUTIVE VICE PRESIDENT--
                                            FINANCE

                               POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                      CAPACITY                DATE

         Philip F. Anschutz*           Chairman of the
-------------------------------------   Board                    May 13, 1998
         PHILIP F. ANSCHUTZ

         Joseph P. Nacchio*            Director, President
-------------------------------------   and Chief Executive      May 13, 1998
          JOSEPH P. NACCHIO             Officer (Principal
                                        Executive Officer)

       /s/ Robert S. Woodruff          Director and
-------------------------------------   Executive Vice           May 13, 1998
          ROBERT S. WOODRUFF            President--Finance
                                        and Chief Financial
                                        Officer and
                                        Treasurer
                                        (Principal
                                        Financial Officer
                                        and Principal
                                        Accounting Officer)

          Cannon Y. Harvey*            Director
-------------------------------------                            May 13, 1998
          CANNON Y. HARVEY

        Richard T. Liebhaber*          Director
-------------------------------------                            May 13, 1998
        RICHARD T. LIEBHABER

              SIGNATURE                       CAPACITY               DATE

         Douglas L. Polson*                    Director
-------------------------------------                            May 13, 1998
          DOUGLAS L. POLSON

          Craig D. Slater*                     Director
-------------------------------------                            May 13, 1998
           CRAIG D. SLATER

          Jordan L. Haines*                    Director
-------------------------------------                            May 13, 1998
          JORDAN L. HAINES*

         W. Thomas Stephens*                   Director
-------------------------------------                            May 13, 1998
         W. THOMAS STEPHENS

           Roy A. Wilkens*                     Director
-------------------------------------                            May 13, 1998
           ROY A. WILKENS

        /s/ Robert S. Woodruff
*By:_________________________________
   ROBERT S. WOODRUFF, AS ATTORNEY-
                IN-FACT

                       INDEPENDENT AUDITORS' REPORT

The Board of Directors

Qwest Communications International Inc.

  Under date of February 24, 1998, except as to note 22, which is as of March 8, 1998, we reported on the consolidated balance sheets of Qwest Communications International Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997 which are included in the Joint Proxy Statement/Prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule included in the Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

  In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                     KPMG Peat Marwick LLP

Denver, Colorado

February 24, 1998

                                                              SCHEDULE II-A
            QWEST COMMUNICATIONS INTERNATIONAL INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                              ADDITIONS            DEDUCTIONS
                          BALANCE AT  ------------------------- ----------------- BALANCE AT
                         BEGINNING OF   CHARGED TO                 WRITE-OFFS,      END OF
      DESCRIPTION           PERIOD    PROFIT AND LOSS OTHER (1) NET OF RECOVERIES   PERIOD
      -----------        ------------ --------------- --------- ----------------- ----------
Year ended December 31,
 1997:
  Allowance for doubtful
   receivables--trade...    $3,669         7,768          75         (6,901)        $4,611
Year ended December 31,
 1996:
  Allowance for doubtful
   receivables--trade...    $2,621         2,841         --          (1,793)        $3,669
Year ended December 31,
 1995:
  Allowance for doubtful
   receivables--trade...    $1,253         1,758         646         (1,036)        $2,621

--------
(1)  Represents additions resulting from acquisitions.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareowners of LCI International, Inc.:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements included in LCI International, Inc.'s annual report to shareowners included in this registration statement, and have issued our report thereon dated February 16, 1998. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule included in this registration statement is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.

February 16, 1998

                                                              SCHEDULE II-B

                          LCI INTERNATIONAL, INC.

              SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                          (DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------

        COLUMN A           COLUMN B           COLUMN C            COLUMN D    COLUMN E
---------------------------------------------------------------------------------------
                                              ADDITIONS
                                      -------------------------
                                                      (2)
                                         (1)       CHARGED TO
                          BALANCE AT  CHARGED TO OTHER ACCOUNTS DEDUCTIONS-- BALANCE AT
                         BEGINNING OF COSTS AND    --DESCRIBE     DESCRIBE     END OF
      DESCRIPTION           PERIOD     EXPENSES       (A)           (B)        PERIOD
---------------------------------------------------------------------------------------
Reflected as reductions
 to the related assets:
Allowance for doubtful
 accounts (deductions
 from trade accounts
 receivable)
Year ended December 31,
 1995...................     7,496      15,178       37,235        (48,294)    11,615
Year ended December 31,
 1996...................    11,615      24,208       67,380        (72,805)    30,398
Year ended December 31,
 1997...................    30,398      50,955       94,390       (123,742)    52,001

--------

(a) Represents reduction of revenue from accrued credits, which is consistent with industry practice.

(b) Represents amounts written off as collectible, credits issued and collection fees, net of recoveries of amounts previously written off and balances recorded from acquisitions.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                           EXHIBIT DESCRIPTION
 -------                          -------------------
  2.2    First Amendment to Agreement and Plan of Merger dated as of March 8,
         1998 among Qwest Communications International Inc., Qwest 1998-L
         Acquisition Corp. and LCI International, Inc.
  5.1    Form of Opinion of O'Melveny & Myers LLP with respect to the legality of Qwest Common Stock being registered.
  8.1    Form of Opinion of O'Melveny & Myers LLP with respect to certain tax matters.
  8.2    Form of Opinion of Kramer, Levin, Naftalis & Frankel with respect to certain tax matters.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of KPMG Peat Marwick LLP.
 23.2    Consent of Arthur Andersen LLP.
 23.3    Consent of Grant Thornton LLP.
 23.7    Consent of Lehman Brothers Inc.
 99.1    Form of Qwest Proxy.
 99.2    Form of LCI Proxy.